As Filed with the Securities and Exchange Commission on May 24, 2013

Registration No. 333-186624

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KCG HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6211	38-3898306
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

c/o Knight Capital Group, Inc

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leonard J. Amoruso, Esq.

Executive Vice President

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Andrew M. Greenstein, Esq. Knight Capital Group, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 (201) 222-9400	John McCarthy, Esq. GETCO Holding Company, LLC 350 N. Orleans Street Chicago, Illinois 60654 (312) 931-2200

Edward D. Herlihy, Esq. Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	H. Rodgin Cohen, Esq. John P. Mead, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED MAY 24, 2013

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Knight Stockholders and GETCO Unitholders:

On December 19, 2012, Knight Capital Group, Inc. (“Knight”), GETCO Holding Company, LLC (“GETCO”) and GA-GTCO, LLC (“GA-GTCO”), a unitholder of GETCO, agreed to a strategic business combination to create a global financial services firm focused on providing clients with a range of offerings across multiple asset classes including liquidity provision, trade execution and market access services. As a result of the strategic business combination, Knight, GETCO and GA-GTCO will each become a wholly owned subsidiary of KCG Holdings, Inc. (formerly Knight Holdco, Inc.), a newly-formed Delaware corporation (“KCG”). The business of KCG will be the combined business of Knight and GETCO.

If the mergers are completed, Knight common stockholders (other than GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) will have the right to elect to receive $3.75 per share in cash or one third of a share of common stock of KCG for each share of Knight Class A common stock, par value $0.01 per share (“Knight common stock”) they own immediately prior to the completion of the mergers. The cash portion of the consideration will be subject to pro-ration if the holders of more than 66.7% of the Knight common stock eligible for election in the mergers properly elect to receive the cash consideration for their Knight shares. Jefferies LLC (successor to Jefferies & Company, Inc.) and its affiliates (“Jefferies”), the largest stockholder in Knight with an approximate 23% ownership (as of May 1, 2013), has agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration would otherwise exceed $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total consideration in cash, while limiting the total cash consideration to be paid by KCG to not more than $720.0 million in the aggregate.

If the mergers are completed, GETCO Class A, Class B and Class P unitholders are expected to receive, in aggregate, approximately 75.9 million shares of common stock of KCG and 24.4 million warrants to acquire shares of common stock of KCG, on the terms and conditions described in this joint proxy statement/prospectus. The exact number of shares of common stock of KCG and warrants that each GETCO Class A, Class B and Class P unitholder will receive in the mergers will depend on the applicable GETCO ratios, as described in the accompanying joint proxy statement/prospectus.

Knight will hold a special meeting of its stockholders and GETCO will hold a special meeting of its Class A and Class P unitholders to consider and vote on the mergers. Every vote is important. We cannot complete the mergers unless a majority of the Knight stockholders and holders of 70% of the GETCO Class A and Class P units outstanding and entitled to vote thereon (voting as a class) approve the mergers. Whether or not you plan to attend your company’s special meeting, please take the time to vote by following the instructions contained in this joint proxy statement/prospectus and on your proxy card.

We enthusiastically support this combination of our companies and join with our boards in recommending that you vote FOR the approval of the merger agreement and the mergers.

Sincerely,	Sincerely,

Thomas M. Joyce Chairman and Chief Executive Officer Knight Capital Group, Inc.	Daniel Coleman Chief Executive Officer GETCO Holding Company, LLC

For a discussion of risk factors which you should consider in evaluating the mergers, see “RISK FACTORS” beginning on page 42.

Based on the number of Knight shares and GETCO units outstanding on May 6, 2013, including shares and units issuable under various Knight and GETCO equity plans prior to the anticipated closing date of the mergers and GETCO units issuable in connection with the equity financing (as described in this joint proxy statement/prospectus), we expect that as many as approximately 182.0 million shares of KCG common stock, par value $0.01 per share, will be issued in connection with the mergers. In addition, up to 25 million shares of KCG common stock will be reserved for issuance upon exercise of the warrants issued to GETCO unitholders and GA-GTCO unitholders.

Upon completion of the mergers, we expect shares of common stock of KCG will be listed on the New York Stock Exchange under the symbol “KCG”, Knight’s current trading symbol on the New York Stock Exchange. GETCO’s units are not publicly traded.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the mergers and other transactions described in this joint proxy statement/prospectus nor have they approved or disapproved the issuance of the new company’s common stock to be issued in connection with the mergers, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [            ], 2013, and is first being mailed to Knight stockholders and GETCO unitholders on or about [            ], 2013.

WHERE YOU CAN FIND MORE INFORMATION

Knight files annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that Knight files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Knight files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. Reports, proxy statements and other information concerning Knight may also be inspected at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

KCG has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents Knight has previously filed with the SEC. These documents contain important information about Knight and its financial condition. See “Incorporation of Certain Documents by Reference” on page [    ]. You can obtain any document incorporated by reference in this document without charge, excluding all exhibits, except that if Knight has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge by requesting it in writing or by telephone at the following address:

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Attention: Investor Relations

If you would like to request documents, please do so by [            ], 2013, in order to receive them before your special meeting. You may also obtain these documents from Knight’s website at www.knight.com or at the SEC’s internet site www.sec.gov by clicking on the “Search for Company Filings” link, then clicking on the “Company & Other Filers” link, and then entering Knight’s, or in the case of the registration statement on Form S-4 or any amendments thereto, KCG Holdings, Inc.’s, name in the field.

KNIGHT CAPITAL GROUP, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [            ], 2013

To the Stockholders of Knight Capital Group, Inc.:

We will hold a special meeting of the stockholders of Knight Capital Group, Inc., on [            ], [            ] 2013 at [            ], local time at [            ], to consider and vote upon the following matters:

•

a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC (“GETCO”), GA-GTCO, LLC (“GA-GTCO”), Knight Capital Group, Inc. (“Knight”), Knight Holdco, Inc. (now KCG Holdings, Inc.) (“KCG”), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC, as it may be further amended from time to time, pursuant to which, among other things, (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG, a newly-formed Delaware corporation, will merge with and into Knight, with Knight surviving the merger, (ii) GETCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, will merge with and into GETCO, with GETCO surviving the merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger. Following the mergers, each of Knight, GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement; and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Knight’s named executive officers in connection with the mergers.

We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of the special meeting by the Knight board of directors.

Only holders of record of shares of Knight Class A common stock, par value $0.01 per share (“Knight common stock”) at the close of business on May 6, 2013, the record date for the special meeting, are entitled to notice of the special meeting, and only holders of record of shares of Knight common stock at the close of business on the record date are entitled to vote at the special meeting and any adjournments or postponements thereof.

As further described in the accompanying joint proxy statement/prospectus, we cannot complete the mergers described above unless holders of a majority of the Knight common stock who are entitled to vote at the Knight special meeting vote to approve the merger agreement and mergers.

For more information about the mergers described above and the other transactions contemplated by the merger agreement, please review the accompanying joint proxy statement/prospectus and the merger agreement attached to it as Annex A.

Your vote is important. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by such firm.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the mergers, the documents related to the mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety. If you have any questions concerning the mergers or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Knight common stock, please contact Investor Relations at (201) 222-9400.

Knight’s board of directors has approved the mergers and the merger agreement and recommends that Knight stockholders vote “FOR” the approval of the merger agreement and the mergers, “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval and “FOR” the approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Knight’s named executive officers in connection with the merger.

BY ORDER OF THE BOARD OF DIRECTORS,

Name:	Thomas M. Merritt
Title:	Corporate Secretary

Jersey City, New Jersey

[            ], 2013

GETCO HOLDING COMPANY, LLC

NOTICE OF SPECIAL MEETING OF CLASS A AND CLASS P UNITHOLDERS

TO BE HELD ON [            ], 2013

NOTICE IS HEREBY GIVEN that a special meeting of the voting unitholders of GETCO Holding Company, LLC (“GETCO”) will be held at [            ], on [            ], 2013 at [            ], Central time, to vote upon the following matters:

•

a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC (“GETCO”), GA-GTCO, LLC (“GA-GTCO”), Knight Capital Group, Inc. (“Knight”), Knight Holdco, Inc. (now KCG Holdings, Inc.) (“KCG”), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC, as it may be further amended from time to time, pursuant to which, among other things, (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG, a newly-formed Delaware corporation, will merge with and into Knight, with Knight surviving the merger, (ii) GETCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, will merge with and into GETCO, with GETCO surviving the merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger. Following the mergers, each of Knight, GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

The board of directors of GETCO is not currently aware of any other business to be acted upon at the special meeting.

The board of directors of GETCO has set May 6, 2013 as the record date for the GETCO special meeting. Only holders of GETCO Class A units and Class P units at the close of business on May 6, 2013 will be entitled to receive notice of and to vote at the GETCO special meeting. We cannot complete the mergers without the affirmative vote of 70% or more of the total number of votes associated with the outstanding GETCO voting units (voting together as a class).

To ensure your representation at the GETCO special meeting, please complete and return the enclosed proxy card. You may submit your proxy by filling out, signing and dating your proxy card and mailing it in the prepaid envelope included with this joint proxy statement/prospectus. Submitting a proxy now will not prevent you from being able to vote in person or telephonically at the GETCO special meeting. For specific instructions on how to vote your units, see “The GETCO Special Meeting” beginning on page [            ] of this joint proxy statement/prospectus and the instructions on the proxy card.

The GETCO board of directors has unanimously approved the merger agreement and the mergers and recommends that you vote “FOR” approval of the merger agreement and the mergers and “FOR” the approval of the adjournment proposal, if necessary and appropriate to solicit additional proxies in favor of such approval.

The merger agreement and proposed transactions contemplated by the merger agreement are described in more detail in this document. I urge you to read the entire document, including any documents incorporated by reference into this joint proxy statement/prospectus and its annexes, carefully and in their entirety. In particular,

you should carefully consider the discussion in “Risk Factors” beginning on page [    ]. A copy of the merger agreement is attached as Annex A to this document.

BY ORDER OF THE BOARD OF DIRECTORS

John McCarthy

General Counsel

Chicago, Illinois

[            ], 2013

PLEASE VOTE YOUR UNITS OF GETCO PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR UNITS, PLEASE CALL JOHN MCCARTHY, GETCO’S GENERAL COUNSEL, AT (312) 931-2200.

-i-

-ii-

STOCKHOLDER PROPOSALS	261
OTHER MATTERS	262
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	263

-iii-

Annexes

A:	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc., Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC	A-1

B:	Opinion (addressed to the Board of Directors of Knight Capital Group, Inc.) of Sandler O’Neill + Partners, L.P. and subsequent confirmatory letter	B-1

C:	Opinion (addressed to the Board of Directors of GETCO Holding Company, LLC) of Merrill Lynch, Pierce, Fenner & Smith Incorporated	C-1

D:	Commitment Letter, dated December 19, 2012, between GETCO Holding Company, LLC and Jefferies Finance LLC	D-1

E:	Form of GETCO Voting and Support Agreement	E-1

F:	Form of Knight Voting and Support Agreement	F-1

G:	Form of Warrant Agreement	G-1

H:	Form of Registration Rights Agreement	H-1

I:	Form of Amended and Restated Certificate of Incorporation of KCG Holdings, Inc.	I-1

J:	Form of Amended and Restated Bylaws of KCG Holdings, Inc.	J-1

-iv-

QUESTIONS AND ANSWERS ABOUT THE MERGERS

The following are some questions that you, as a stockholder of Knight or unitholder of GETCO, may have regarding the stockholders’ or the unitholders’ special meeting and the answers to those questions. We urge you to read the remainder of this document carefully because the information in this section does not provide all the information that might be important to you in determining how to vote at the special meetings. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document. See “Incorporation of Certain Documents by Reference” beginning on page [    ].

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Knight” refer to Knight Capital Group, Inc., a Delaware corporation, and its subsidiaries; references to “GETCO” refer to GETCO Holding Company, LLC, a Delaware limited liability company, and its subsidiaries; references to “GA-GTCO” refer to GA-GTCO, LLC, a Delaware limited liability company and a unitholder of GETCO; and references to “KCG,” “the combined company,” “we,” “our,” or other first person references refer to KCG Holdings, Inc. (formerly Knight Holdco, Inc.), a newly-formed Delaware corporation and the surviving parent company in the mergers described herein, and its subsidiaries (including, after completion of the mergers, Knight and GETCO).

Q: Why am I receiving this document?

A: Knight and GETCO have agreed to a strategic business combination transaction. We are delivering this document to you because it is a joint proxy statement being used by both the Knight and GETCO boards of directors to solicit proxies of Knight stockholders and GETCO Class A and Class P unitholders in connection with the Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO, GA-GTCO, Knight, KCG, Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC, as it may be further amended from time to time, which we refer to as the merger agreement. Under the terms of the merger agreement, (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG, will merge with and into Knight, with Knight surviving the merger, which we refer to as the Knight merger, (ii) GETCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, will merge with and into GETCO, with GETCO surviving the merger, which we refer to as the GETCO merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger, which we refer to as the GA-GTCO merger. We refer to these transactions collectively as the mergers. It is intended that each merger will occur substantially simultaneously with the other mergers, but that the GA-GTCO merger will occur immediately before the Knight merger, which will occur immediately before the GETCO merger. Following the mergers, each of Knight, GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG. Upon completion of the mergers, the holders of Knight Class A common stock, par value $0.01 per share (which we refer to as the Knight common stock), GETCO units and GA-GTCO units prior to the mergers will together own all of the outstanding shares of KCG common stock following the mergers. Knight stockholders and GETCO Class A and Class P unitholders are being asked to approve the merger agreement and the mergers. We refer to this as the merger proposal. Only holders of GETCO’s Class A units and Class P units are entitled to vote on the GETCO merger proposal. We sometimes refer to those holders as the voting unitholders.

This document is also a prospectus, which is being delivered to Knight stockholders and GETCO Class A, Class B and Class P unitholders because KCG is offering shares of its common stock and warrants to purchase such shares of common stock. If the mergers are completed, shares of KCG common stock will be included as part of the aggregate consideration to be issued in exchange for shares of Knight common stock and shares of KCG common stock and warrants will be issued in exchange for GETCO Class A and Class B units and GA-GTCO units.

Knight stockholders and GETCO voting unitholders are also being asked to approve the adjournment of the Knight and GETCO special meetings, respectively, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement and the mergers. We refer to this as the adjournment proposal.

In addition, Knight stockholders will also consider and vote, on an advisory (non-binding) basis, on a proposal to approve the compensation that may be paid or become payable to Knight’s named executive officers in connection with the mergers, including the agreements and understandings pursuant to which such compensation may be paid or become payable. We refer to this as the Knight compensation proposal.

Q: When and where are the meetings of the stockholders and unitholders?

A: The special meeting of Knight stockholders will take place at [            ], local time, on [            ], 2013, [            ].

The special meeting of GETCO unitholders will take place at [            ]:00 [            ].m., local time, on [            ], 2013, at [            ].

For additional information relating to the Knight and GETCO special meetings, see “The Knight Special Meeting” beginning on page [    ] and “The GETCO Special Meeting” beginning on page [    ].

Q: What will happen in the proposed transaction?

A: Pursuant to the terms and subject to the conditions of the merger agreement, Knight and GETCO are entering into a strategic business combination, and at the conclusion of the mergers, Knight, GETCO and the surviving limited liability company in the GA-GTCO merger will each become a wholly owned subsidiary of KCG. GA-GTCO is a Delaware limited liability company, through which investment funds affiliated with General Atlantic LLC, which we refer to as General Atlantic, hold GETCO Class B and Class P units. For more information on GA-GTCO and General Atlantic, see “Information About the Companies—GA-GTCO, LLC” beginning on page [    ].

Promptly after entering into the merger agreement, KCG, a Delaware corporation, was formed as a wholly owned direct subsidiary of Knight. In addition, Knight Acquisition Corp, a Delaware corporation; GETCO Acquisition, LLC, a Delaware limited liability company; and GA-GTCO Acquisition, LLC, a Delaware limited liability company, were formed as direct, wholly-owned subsidiaries of KCG. We sometimes refer to Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC as the merger subsidiaries. The following diagram illustrates the corporate structure of KCG, Knight, GETCO, GA-GTCO and the merger subsidiaries following the creation of the merger subsidiaries but prior to the completion of the mergers:

Under the terms of the merger agreement, (i) Knight Acquisition Corp will merge with and into Knight, with Knight surviving the merger, (ii) GETCO Acquisition, LLC will merge with and into GETCO, with GETCO surviving the merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, with GA-GTCO Acquisition, LLC surviving the merger. It is intended that each merger will occur substantially simultaneously with the other mergers, but that the GA-GTCO merger will occur immediately before the Knight merger, which will occur immediately before the GETCO merger. Following the mergers, each of Knight,

GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG. KCG will own all of the outstanding shares of Knight common stock, all of the outstanding GETCO units and all of the outstanding limited liability company interests of GA-GTCO Acquisition, LLC. The holders of Knight common stock, GETCO units and GA-GTCO units prior to the mergers will together own all of the outstanding shares of common stock of KCG following the mergers. The following diagram illustrates the corporate structure of KCG, Knight, GETCO and GA-GTCO Acquisition, LLC following the completion of the mergers:

For additional information on the mergers, see “The Mergers” beginning on page [    ].

Q: What will I receive for my shares or units?

A: If the mergers are completed, each Knight common stockholder (other than GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) will have the right to elect to receive either $3.75 per share in cash or one third of a share of common stock of KCG for each share of Knight common stock such stockholder holds immediately prior to the completion of the mergers, which we refer to as the Knight merger consideration. The cash portion of the Knight merger consideration will be subject to pro-ration if the holders of more than 66.7% of the Knight common shares eligible for election in the mergers properly elect to receive the cash consideration for their Knight shares. Jefferies LLC (successor to Jefferies & Company, Inc.) and its affiliates, which we refer to as Jefferies, the largest stockholder in Knight with an approximate 23% ownership (as of May 1, 2013), has agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration payable in the Knight merger would otherwise exceed $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total merger consideration in cash, while limiting the total cash consideration to be paid by KCG in the Knight merger to not more than $720.0 million in the aggregate.

After consulting with the NYSE regarding listing requirements applicable to the KCG common stock following the mergers, on April 15, 2013, the original merger agreement was amended and restated to adjust the exchange ratios. These adjustments are intended to increase the trading price of KCG common stock at closing relative to the expected closing trading price of KCG common stock under the exchange ratios in the original merger agreement in order to ensure that the trading price of KCG common stock at closing is above the minimum stock price for a new listing on the NYSE, which is $4.00 per share. The adjustments do not alter the aggregate consideration paid to Knight common stockholders or GETCO Class A, Class B and Class P unitholders.

This document describes the exchange ratios for Knight and GETCO, as amended by the merger agreement. The Knight ratio was adjusted from one share of KCG for each share of Knight common stock, to one third of a share of KCG for each share of Knight common stock (the cash portion of the Knight merger consideration was not changed by the amendment). Accordingly, three shares of Knight common stock can be converted into one whole share of KCG common stock or $11.25 in cash. Cash will be paid in lieu of any fractional shares of KCG common stock.

On February 28, 2013 each issued and outstanding share of Knight’s Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, which we refer to as the Knight Series A-1 Preferred Stock, converted into 666.667 shares of Knight common stock, subject to certain adjustments to prevent issuance of fractional shares (or approximately 160 million shares of Knight common stock in the aggregate). These shares of Knight common stock will be treated identically to all other shares of Knight common stock in the Knight merger. The conversion occurred pursuant to the terms of the Knight Series A-1 Preferred Stock, which provide for mandatory conversion if the closing price of Knight common stock exceeded 200% of the then-applicable conversion price for the Knight Series A-1 Preferred Stock for 60 consecutive trading days. As of February 25, 2013, the closing price of Knight common stock had exceeded the conversion price of $3.00 for 60 consecutive trading days. As of the record date, there are no shares of preferred stock of Knight outstanding.

If the mergers are completed, in exchange for their units, GETCO Class A, Class B and Class P unitholders will receive shares of common stock of KCG and warrants to acquire shares of common stock of KCG, which we refer to as the warrants (in each case, based on the ratios set forth below). Based on the number of GETCO Class A units, Class B units and Class P units outstanding as of May 1, 2013 and the GETCO units expected to be issued in connection with the equity financing (as described in “The Mergers—Financing Matters” beginning on page [    ]), approximately 75.9 million shares of common stock of KCG will be issued to GETCO unitholders in the aggregate. This number may increase or decrease based on the number of GETCO Class A units, Class B units and Class P units outstanding as of the closing date. The warrants will be comprised of up to: 8.33 million Class A warrants, having a $12.00 exercise price and exercisable for a four-year term; 8.33 million Class B warrants, having an $13.50 exercise price and exercisable for a five-year term; and 8.33 million Class C warrants, having a $15.00 exercise price and exercisable for a six-year term. The exact number of shares of common stock of KCG and warrants that each GETCO Class A unitholder, Class B unitholder or Class P unitholder will receive will be based on the ratios set forth in the table below, which we refer to as the GETCO ratios.

GETCO Unitholder	Number of shares of KCG common stock to be issued per unit, upon completion of the mergers	Number of warrants to be issued per unit, upon completion of the mergers
GA-GTCO and/or its affiliates*	8.260763827 shares of KCG common stock per GETCO unit	2.832794484 warrants per GETCO unit
Daniel Tierney and affiliates**	5.458793673 shares of KCG common stock per GETCO unit	1.871938351 warrants per GETCO unit
Stephen Schuler and affiliates**	5.458793673 shares of KCG common stock per GETCO unit	1.871938351 warrants per GETCO unit
All other holders of Class A units and Class B units	5.914567307 shares of KCG common stock per GETCO Class A or Class B unit	2.028232981 warrants per GETCO Class A or Class B unit

*	Affiliates of General Atlantic have committed to provide up to $55.0 million of equity financing to GETCO immediately prior to the consummation of the mergers. The units to be issued to affiliates of General Atlantic in connection with the equity financing will not be subject to the above ratio and will instead convert into a number of shares of KCG common stock equal to the amount of the equity commitment funded divided by $11.25, or 4,888,889 shares of KCG common stock if the full $55.0 million is funded. No warrants will be issued in exchange for the GETCO units issued to affiliates of General Atlantic in connection with the equity financing. See “The Mergers—Financing Matters” beginning on page [ ], for additional information.
**	As of May 1, 2013 Messrs. Schuler and Tierney, together with their respective affiliates, own an aggregate of 84.9% of the outstanding GETCO Class A units.

Pursuant to GETCO’s amended and restated limited liability company operating agreement, which we refer to as GETCO’s operating agreement, the Class P units are entitled to a liquidation preference. No other GETCO units have a liquidation preference. In any transaction that is a “Capital Event,” such as the GETCO merger, the holders of the Class P units have the option to receive either their full liquidation preference or their pro rata share of the merger consideration. As of December 19, 2012, this preference was approximately $311 million, which is greater than the Class P units’ pro rata share of the merger consideration (approximately $218 million as of the same date). As an inducement to GETCO to enter into the merger agreement and based on discussions with Daniel Tierney and Stephen Schuler (the holders of substantially all of the Class A units), GA-GTCO, as holder of all Class P units, agreed to waive its right to receive approximately $23 million of its full liquidation preference. Accordingly GA-GTCO will receive shares of KCG common stock and warrants to acquire shares of KCG common stock with a value of approximately $288 million for the units of GETCO it holds as of the closing (but excluding units to be issued in the equity financing). In addition, based on those discussions and as an inducement to GETCO to enter into the merger agreement, Daniel Tierney and Stephen Schuler agreed to reduce the amount of consideration they would receive in the mergers as compared to all other holders of Class A units or Class B units. The GETCO ratios above reflect these arrangements, which result in all other holders receiving additional consideration as compared to what they would have received had GA-GTCO received its full liquidation preference or had Messrs. Tierney and Schuler not agreed to accept a lower percentage of the total merger consideration.

Pursuant to GETCO’s operating agreement, in connection with a “Capital Event,” the owners of GA-GTCO may, at their option, sell equity securities of GA-GTCO (in lieu of GETCO units held by GA-GTCO). GA-GTCO’s owners exercised that option in connection with the mergers which is why they are a party to the merger agreement and which is why the holders of GA-GTCO units will receive their merger consideration through the GA-GTCO merger (and not the GETCO merger).

Pursuant to GETCO’s operating agreement, GETCO’s Class E units will not receive any merger consideration and will be cancelled in the GETCO merger.

Stockholders of Knight and unitholders of GETCO and GA-GTCO will receive cash in lieu of fractional shares and units, respectively. Unitholders of GETCO and GA-GTCO will receive whole numbers of warrants rounded to the nearest warrant in lieu of fractional warrants.

For additional information on the consideration to be received in the mergers, see “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ].

Q: How do Knight’s and GETCO’s boards of directors recommend that I vote at the special meetings?

A: Both Knight’s and GETCO’s boards of directors recommend that you vote “FOR” the merger proposal and “FOR” the adjournment proposal. Knight’s board of directors also recommends that you vote “FOR” the Knight compensation proposal.

Q: What vote is required to approve the mergers?

A: The mergers cannot be completed unless holders of a majority of the Knight common stock who are entitled to vote at the Knight special meeting vote to approve and adopt the merger agreement and the mergers.

Further, the mergers also cannot be completed unless they are (i) approved and adopted by the affirmative vote of 70% of the GETCO Class A and Class P units outstanding and entitled to vote thereon (voting as a class) and (ii) consented to by GA-GTCO, the holder of GETCO’s Class P units. Because approval and adoption of the merger agreement and the mergers requires the affirmative vote of Knight stockholders and GETCO voting unitholders, if you abstain or fail to vote your shares or units in favor of approval and adoption of the merger agreement and the mergers, this will have the same effect as voting your shares or units against approval and adoption of the merger agreement and the mergers.

On December 19, 2012, Knight entered into voting agreements with GETCO’s largest unitholder, GA-GTCO, and GETCO’s founders, Stephen Schuler and Daniel Tierney, pursuant to which GA-GTCO, Mr. Schuler and Mr. Tierney agreed to vote or caused to be voted all GETCO voting units owned by them and entitled to vote on the merger agreement in favor of the merger proposal. They also agreed, generally, not to dispose of their GETCO units prior to the GETCO special meeting, to refrain from procuring any competitive proposal that would interfere with the mergers and to vote in favor of the adjournment proposal if there are insufficient votes for approving and adopting the merger agreement at the GETCO special meeting. As of May 1, 2013, the units held by GA-GTCO, Mr. Schuler and Mr. Tierney together represent approximately 88% of the units of GETCO entitled to vote at the GETCO special meeting. Consequently, GETCO currently believes that approval of the GETCO merger proposal at the GETCO special meeting is assured.

On December 19, 2012, GETCO entered into a voting agreement with TD Ameritrade Holding Corporation, which we refer to as TD Ameritrade, pursuant to which TD Ameritrade agreed to vote or caused to be voted all the Knight common stock and Knight Series A-1 Preferred Stock owned by it and entitled to vote on the merger agreement in favor of the merger proposal. TD Ameritrade also agreed, generally, not to dispose of its Knight shares prior to the Knight special meeting, to refrain from procuring any competitive proposal that would interfere with the mergers and to vote in favor of the adjournment proposal if there are insufficient votes for approving and adopting the merger agreement at the Knight special meeting. As of May 1, 2013, TD Ameritrade owned 26,000,013 shares of Knight common stock, representing, in the aggregate, approximately 7.3% of the total voting power of Knight. The shares covered by TD Ameritrade’s voting agreement, taken together with the shares of Knight common stock owned by GETCO as of that date, represented approximately 23% of the total voting power of Knight.

For additional information on the vote required to approve the transactions, see “The Knight Special Meeting—Vote Required” beginning on page [    ] and “The GETCO Special Meeting—Vote Required” beginning on page [    ]. For additional information on the voting agreements, see “The Merger Agreement—Voting and Support Agreements” beginning on page [    ].

Q: What will happen to my future dividends or distributions?

A: As of the date of the merger agreement, December 19, 2012, Knight and GETCO will not and will not permit any of their subsidiaries to, without the prior written consent of the other party, make any dividend payments or distributions, except for (i) dividends paid in the ordinary course of business by any direct or indirect wholly owned subsidiary to Knight or GETCO or any other direct or indirect wholly owned subsidiary of Knight or GETCO, (ii) in the case of Knight, regular cash dividends to holders of the Knight Series A-1 Preferred Stock (which payments ceased as of February 28, 2013, due to the conversion of the Knight Series A-1 Preferred Stock into Knight common stock) and (iii) in the case of GETCO, any tax distributions required to be paid pursuant to GETCO’s operating agreement.

Knight has historically not paid dividends on its common stock, and KCG expects to continue this policy. KCG’s decision as to whether or not to pay dividends on its common stock in the future, and if so, in what amount, will be made by KCG’s board of directors and will depend on, among other factors, KCG’s cash requirements, financial condition, requirements to comply with the covenants under its debt instruments, earnings and legal considerations.

For additional information on dividends, see “The Mergers—Dividend / Distribution Policy” on page [    ].

Q: What will happen to my Knight equity-based awards in the mergers?

A: For information on what happens to your Knight equity-based awards in the mergers, see “The Merger Agreement—Treatment of Equity-Based Awards” beginning on page [    ].

Q: Will KCG’s shares be listed on an exchange?

A: Yes. It is a condition to the completion of the mergers that the shares of common stock of KCG that will be issuable as consideration in the mergers, as well as the shares of KCG common stock issuable upon exercise of the warrants, be approved for listing on the NYSE, subject to official notice of issuance. We intend to apply to the NYSE prior to the completion of the mergers to list KCG common stock and intend that shares of KCG common stock will trade under the symbol “KCG.”

Q: What will happen if Knight’s stockholders do not approve, on an advisory (non-binding) basis, the compensation payable to Knight’s named executive officers in connection with the mergers?

A: The vote on the Knight compensation proposal is a vote separate and apart from the vote to approve the merger agreement and the mergers. Knight stockholders may vote for the compensation proposal and against the merger proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on Knight, GETCO or KCG. Accordingly, because Knight is contractually obligated to pay the compensation, if the mergers are completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote. Knight is seeking this non-binding advisory stockholder approval pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the Dodd-Frank Act) and Rule 14a-21(c) of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act) which require Knight to provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Knight’s named executive officers in connection with the mergers. The proposal gives Knight’s stockholders the opportunity to express their views on the merger-related compensation of Knight’s named executive officers. Approval of the proposal is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to approve the merger proposal.

Q: What does it mean if I receive more than one set of these materials?

A: This means you own both shares of Knight and voting units of GETCO or you own shares of Knight or voting units of GETCO that are registered under different names. For example, you may own some shares or units directly as a stockholder or unitholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you will receive multiple sets of these proxy materials. You must vote, sign and return all the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares or units you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares, in the case of Knight stockholders, or units, in the case of GETCO voting unitholders, as soon as possible so that your shares or units will be represented at your respective company’s special meeting. For Knight shares held in “street name” in the name of your broker, bank or other nominee, please follow the instructions set forth on the proxy card or on the voting instruction form provided by such firm. Assuming in the case of the Knight special meeting that a quorum is present, if you abstain, fail to vote or fail to instruct your broker, bank or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote cast “AGAINST” the merger agreement.

For additional information on voting procedures, see “The Knight Special Meeting” beginning on page [    ] and “The GETCO Special Meeting” beginning on page [    ].

Q: How do I vote?

A: If you are a stockholder of record of Knight as of May 6, 2013, the record date for the Knight special meeting, you may submit your proxy before Knight’s special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If your Knight shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Knight special meeting will need to obtain a legal proxy form from their broker, bank or other nominee.

If you are a voting unitholder of GETCO as of May 6, 2013, the record date for the GETCO special meeting, you may submit your proxy before GETCO’s special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

Or you may cast your vote in person at Knight’s special meeting or in person or by telephone at GETCO’s special meeting, as applicable.

For additional information on how to vote your Knight shares or your GETCO voting units, see “The Knight Special Meeting—How to Vote” and “The GETCO Special Meeting—How to Vote” beginning on page [    ].

Q: How will my proxy be voted?

A: If you vote by telephone or by Internet (in the case of Knight stockholders), or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. If you sign, date, and send your proxy and do not indicate how you want to vote, your shares will be voted “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary or appropriate, and, in the case of Knight stockholders, “FOR” the Knight compensation proposal.

For additional information on voting procedures, see “The Knight Special Meeting” beginning on page [            ] and “The GETCO Special Meeting” beginning on page [    ].

Q: May I vote in person?

A: Yes. If you are a stockholder of record of Knight common stock at the close of business on May 6, 2013 or of GETCO voting units at the close of business on May 6, 2013, you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by telephone or by Internet (in the case of Knight stockholders) or returning your signed proxy card. Holders of GETCO voting units as of the record date may also attend the GETCO special meeting telephonically.

Q: What must I bring to attend my special meeting?

A: Admittance to the special meetings is limited to stockholders of Knight or voting unitholders of GETCO, as the case may be, or their authorized representatives. If you wish to attend your special meeting, bring your proxy or your voter information form. You must also bring photo identification.

Q: What if I do not vote or abstain?

A: For purposes of each of the Knight special meeting and the GETCO special meeting, an abstention occurs when a stockholder attends the applicable special meeting in person and does not vote or returns a proxy with an “ABSTAIN” vote. Assuming, in the case of the Knight special meeting, that a quorum is present, if you abstain, fail to vote or, in the case of the Knight special meeting, fail to instruct your broker, bank or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote cast “AGAINST” the merger agreement. Assuming a quorum is present at the Knight special meeting, if you as a Knight stockholder respond with an “ABSTAIN” vote, or if you are present in person but do not vote, your proxy will have the same effect as a vote cast “AGAINST” the advisory (non-binding) proposal on specified compensation that may become payable to the named executive officers in connection with the mergers and “AGAINST” the adjournment proposal. If you as a GETCO voting unitholder stockholder respond with an “ABSTAIN” vote, or if you are present in person or by telephone at the GETCO special meeting but do not vote, your proxy will have the same effect as a vote cast “AGAINST” the adjournment proposal.

Q: What do I do if I want to change my vote?

A: If you are a Knight stockholder, to change your vote, send a later-dated, signed proxy card to Knight’s Corporate Secretary prior to the date of the Knight special meeting or attend the Knight special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation to Knight’s Corporate Secretary at the address listed under “Summary—The Companies” beginning on page [    ]. You may also change your vote by telephone or over the Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

If you are a GETCO voting unitholder, to change your vote, send a later-dated, signed proxy card to GETCO’s General Counsel prior to the date of the GETCO special meeting or attend the GETCO special meeting in person or by telephone and vote. You may also revoke your proxy card by sending a notice of revocation to GETCO’s General Counsel at the address listed under “Summary—The Companies” beginning on page [    ]. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

For additional information on changing your vote, see “The Knight Special Meeting—Revoking Your Proxy” beginning on page [    ] and the “The GETCO Special Meeting—Revoking Your Proxy” beginning on page [    ].

Q: If my broker holds my Knight shares in “street name,” will my broker vote my shares?

A: If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote the Knight shares at the Knight special meeting. You should therefore be sure to provide your broker with instructions on how to vote your Knight shares. You should check the voting form used by your broker to see if your broker offers telephone or Internet voting.

If you do not give voting instructions to your broker, your Knight shares will be counted towards a quorum at the Knight special meeting, but will have the same effect as voting “AGAINST” the merger proposal unless you appear and vote in person at the Knight special meeting. If your broker holds your Knight shares and you plan to attend and vote at the Knight special meeting, please bring a letter from your broker identifying you as the beneficial owner of the Knight shares and authorizing you to vote.

Because approval of the merger proposal requires the affirmative vote of a majority of Knight stockholders, if you abstain or fail to vote your shares in favor of approval of the merger proposal, this will have the same effect as voting your shares “AGAINST” approval of the merger proposal.

For additional information on voting your Knight shares if such shares are held in “street name,” see “The Knight Special Meeting—Shares Held in ‘Street Name’” beginning on page [    ].

Q: What are the U.S. federal income tax consequences of the mergers to holders of Knight common stock and GETCO units?

A: The closing of the Knight merger and the GETCO merger is conditioned upon the receipt by Knight and GETCO, respectively, of an opinion from its respective tax counsel that the mergers will for U.S. federal income tax purposes be treated as a transaction described in Section 351 of the Internal Revenue Code, which we refer to as the Code. Subject to the limitations and qualifications described in “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers,” the U.S. federal income tax consequences of the mergers to U.S. holders (as defined herein) of Knight common stock or GETCO units generally will be as described below. Furthermore, the U.S. federal income tax consequences to U.S. holders of Knight common stock will depend upon the form of consideration received by such holders in the Knight merger.

U.S. holders of Knight common stock who receive consideration including KCG common stock in the Knight merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the KCG common stock and the amount of cash received by such holder in exchange for its shares of Knight common stock exceeds the holder’s adjusted basis in its shares of Knight common stock, and (2) the amount of cash (other than cash received instead of fraction share interests in KCG common stock) received by such holder in exchange for its shares of Knight common stock. The Knight merger will be a fully taxable transaction to a holder of Knight common stock who receives solely cash in the Knight merger.

GETCO unitholders will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the KCG common stock and warrants received by such holder in exchange for its GETCO units exceeds the GETCO unitholder’s adjusted basis in its GETCO units, and (2) the fair market value of the warrants received by such holder in exchange for its GETCO units.

The treatment of any cash received instead of a fractional share interest in KCG common stock is discussed in “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers—Cash Received Instead of a Fractional Share of KCG Common Stock.”

For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [    ].

The tax consequences of the mergers for any particular Knight common stockholder or GETCO unitholder will depend on that stockholder or unitholder’s particular facts and circumstances. Accordingly, Knight common stockholders and GETCO unitholders are urged to consult their tax advisors to determine the U.S. federal income tax consequences of the mergers to them, including estate, gift, state, local or non-U.S. tax consequences of the mergers.

Q: How do I elect the form of consideration for my Knight shares?

A: If you are a Knight stockholder (other than a holder of restricted stock or other equity awards granted after December 19, 2012), an election form and other appropriate and customary transmittal materials will be mailed to you prior to the anticipated closing date of the mergers. The election form will contain instructions as to how to indicate the form of consideration you wish to receive for each of your Knight shares in the mergers. You need not elect to receive the same form of consideration for all of the Knight shares you own. You should follow the instructions contained in the election form carefully and in their entirety to ensure your election is properly made. Please do NOT indicate what form of consideration you wish to receive for your Knight shares on the enclosed proxy card. If you are a holder of restricted stock granted after December 19, 2012, or of other shares received upon settlement or delivery of equity awards granted after December 19, 2012, your shares will automatically convert into shares of KCG common stock, without election.

For additional information regarding election procedures for Knight stockholders, see “The Merger Agreement—Election Procedures” beginning on page [    ] and “The Merger Agreement—Treatment of Equity-Based Awards” beginning on page [    ].

Q: Should I send in my Knight share certificates now?

A: No. If the mergers are completed, we will send former stockholders of Knight written instructions for exchanging their share certificates.

Q: When do you expect to complete the mergers?

A: Knight and GETCO are working to complete the mergers in the second quarter or early in the third quarter of 2013, although we cannot assure completion of the mergers by any particular date, or at all.

For additional information on completing the mergers, see “The Mergers” beginning on page [    ].

Q: Do I have dissenters’ or appraisal rights?

A: Knight: Under the Delaware General Corporation Law, which we refer to as the DGCL, unless a corporation’s certificate of incorporation contains provisions to the contrary (and Knight’s amended and restated certificate of incorporation does not), Section 262 of the DGCL provides that no appraisal rights are available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, was either listed on a national securities exchange or held of record by more than 2,000 holders. Section 262 of the DGCL provides certain exceptions to this rule, but none are applicable in the mergers. Knight’s common stock is listed on the NYSE. Consequently, Knight stockholders do not have appraisal rights in connection with the mergers.

GETCO: Under the Delaware Limited Liability Company Act, which we refer to as the DLLCA, holders of units or other limited liability company interests of a Delaware limited liability company are not entitled to appraisal rights unless such rights are specifically provided for in the limited liability company agreement or an agreement of merger. GETCO’s operating agreement expressly disclaims appraisal rights and no such rights are provided in the merger agreement. As a result, GETCO unitholders will not have appraisal rights in connection with the mergers.

For additional information on appraisal rights, see “The Mergers—Appraisal Rights” beginning on page [    ].

Q: What happens if the mergers are not completed?

A: If the mergers are not completed, Knight stockholders will not receive any consideration for their shares of Knight common stock in connection with the mergers. Instead, Knight will remain an independent public company and its common stock will continue to be listed and traded on the NYSE as well as on the Professional Segment of the Paris market of NYSE Euronext. If the mergers are not completed, GETCO unitholders will not receive any consideration for their units in connection with the mergers, and GETCO will remain a private company. Under specified circumstances, Knight or GETCO may be required to pay the other party a fee with respect to the termination of the merger agreement, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page [    ].

Q: How important is my vote?

A: Every vote is important. As further described in “The Knight Special Meeting—Vote Required” and “The GETCO Special Meeting—Vote Required,” approval and adoption of the merger agreement and the mergers requires the affirmative vote of (i) holders of a majority of the Knight common stock who are entitled to vote at the Knight special meeting and (ii) 70% of the total number of votes associated with the outstanding GETCO voting units (voting together as a class), and the consent of GA-GTCO, holder of the GETCO Class P units. Accordingly, if you abstain or fail to vote your shares or units in favor of approval and adoption of the merger agreement and the mergers, this will have the same effect as voting your shares “AGAINST” approval and adoption of the merger agreement and the mergers. If the merger agreement and the mergers are not approved by the Knight stockholders and the GETCO voting unitholders, the mergers cannot be completed and the anticipated benefits of the mergers will not be received.

Q: Who can answer any questions I may have about the special meetings or the mergers?

A: Knight stockholders may call Investor Relations at (201) 222-9400 with any questions they may have. Banks and brokers may call collect at 1-800-544-7508.

GETCO unitholders may call John McCarthy, GETCO’s General Counsel, at (312) 931-2200 with any questions they may have.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger agreement and the mergers fully and for a more complete description of the legal terms of the merger agreement and the mergers, you should carefully read this entire joint proxy statement/prospectus, including the annexes hereto, and the other documents to which we have referred you. See “Incorporation of Certain Documents by Reference” beginning on page [    ]. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Merger Agreement and the Mergers (page [    ])

The merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement in its entirety. It is the principal document governing the mergers and the other related transactions.

Structure of the Mergers (page [    ])

Under the terms of the merger agreement, Knight and GETCO are entering into a strategic business combination which will be effected through the following mergers: (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG, will merge with and into Knight, with Knight surviving the merger, (ii) GETCO Acquisition, LLC, a wholly-owned direct subsidiary of KCG, will merge with and into GETCO, with GETCO surviving the merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, a wholly-owned direct subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger. It is intended that each merger will occur substantially simultaneously with the other mergers, but that the GA-GTCO merger will occur immediately before the Knight merger, which will occur immediately before the GETCO merger. Following the mergers, each of Knight, GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG. KCG will own all of the outstanding shares of Knight common stock, all of the outstanding GETCO units and all of the outstanding limited liability company interests of GA-GTCO Acquisition, LLC. The holders of Knight common stock, GETCO units and GA-GTCO units prior to the mergers will together own all of the outstanding shares of KCG common stock following the mergers.

Consideration to Be Received in the Mergers (page [    ])

If the mergers are completed, each Knight common stockholder (other than GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) will have the right to elect to receive either $3.75 per share in cash or one third of a share of common stock of KCG for each share of Knight common stock such stockholder holds immediately prior to the completion of the mergers, which we refer to as the Knight merger consideration. The cash portion of the Knight merger consideration will be subject to pro-ration if the holders of more than 66.7% of the Knight common shares eligible for election in the mergers properly elect to receive the cash consideration for their Knight shares. Jefferies, the largest stockholder in Knight with an approximate 23% ownership (as of May 1, 2013), has agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration payable in the Knight merger would otherwise exceed $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total merger consideration in cash, while limiting the total cash consideration to be paid by KCG in the Knight merger to not more than $720.0 million in the aggregate.

After consulting with the NYSE regarding listing requirements applicable to the KCG common stock following the mergers, on April 15, 2013, the merger agreement, dated as of December 19, 2012, by and among Knight, GETCO and GA-GTCO, which we refer to as the original merger agreement, was amended and restated

to adjust the ratios by which the Knight common stock and GETCO Class A, Class B and Class P units would be converted into shares of KCG common stock in the mergers, which we refer to as the exchange ratios. These adjustments are intended to increase the trading price of KCG common stock at closing relative to the expected closing trading price of KCG common stock under the exchange ratios in the merger agreement in order to ensure that the trading price of KCG common stock at closing is above the minimum stock price for a new listing on the NYSE, which is $4.00 per share. The adjustments do not alter the aggregate consideration paid to Knight common stockholders or GETCO Class A, Class B and Class P unitholders.

This document describes the exchange ratios for Knight and GETCO, as amended by the merger agreement. The Knight ratio was adjusted from one share of KCG for each share of Knight common stock, to one third of a share of KCG for each share of Knight common stock (the cash portion of the Knight merger consideration was not changed by the amendment). Accordingly, three shares of Knight common stock can be converted into one whole share of KCG common stock or $11.25 in cash. Cash will be paid in lieu of any fractional shares of KCG common stock.

On February 28, 2013 each issued and outstanding share of Knight’s Series A-1 Preferred Stock, converted into 666.667 shares of Knight common stock, subject to certain adjustments to prevent issuance of fractional shares (or approximately 160 million shares of Knight common stock in the aggregate). These shares of Knight common stock will be treated identically to all other shares of Knight common stock in the Knight merger. The conversion occurred pursuant to the terms of the Knight Series A-1 Preferred Stock, which provide for mandatory conversion if the closing price of Knight common stock exceeded 200% of the then-applicable conversion price for the Knight Series A-1 Preferred Stock for 60 consecutive trading days. As of February 25, 2013, the closing price of Knight common stock had exceeded the conversion price of $3.00 for 60 consecutive trading days. As of the record date, there are no shares of preferred stock of Knight outstanding.

If the mergers are completed, in exchange for their units, GETCO Class A, Class B and Class P unitholders will receive shares of common stock of KCG and warrants to acquire shares of common stock of KCG (in each case, based on the ratios set forth below). Based on the number of GETCO Class A units, Class B units and Class P units outstanding as of May 1, 2013 and the units expected to be issued in connection with the equity financing (as described in “The Mergers—Financing Matters” beginning on page [    ]), approximately 75.9 million shares of common stock of KCG will be issued to GETCO unitholders in the aggregate. This number may increase or decrease based on the number of GETCO Class A units, Class B units and Class P units outstanding as of the closing date. The warrants will be comprised of up to: 8.33 million Class A warrants, having a $12.00 exercise price and exercisable for a four-year term; 8.33 million Class B warrants, having an $13.50 exercise price and exercisable for a five-year term; and 8.33 million Class C warrants, having a $15.00 exercise price and exercisable for a six-year term. The exact number of shares of common stock of KCG and warrants that each GETCO Class A unitholder, Class B unitholder or Class P unitholder will receive will be based on the ratios set forth in the table below.

GETCO Unitholder	Number of shares of KCG common stock to be issued per unit, upon completion of the mergers	Number of warrants to be issued per unit, upon completion of the mergers
GA-GTCO and/or its affiliates*	8.260763827 shares of KCG common stock per GETCO unit	2.832794484 warrants per GETCO unit
Daniel Tierney and affiliates**	5.458793673 shares of KCG common stock per GETCO unit	1.871938351 warrants per GETCO unit
Stephen Schuler and affiliates**	5.458793673 shares of KCG common stock per GETCO unit	1.871938351 warrants per GETCO unit
All other holders of Class A units and Class B units	5.914567307 shares of KCG common stock per GETCO Class A or Class B unit	2.028232981 warrants per GETCO Class A or Class B unit

*	Affiliates of General Atlantic have committed to provide up to $55.0 million of equity financing to GETCO immediately prior to the consummation of the mergers. The units to be issued to affiliates of General Atlantic in connection with the equity financing will not be subject to the above ratio and will instead convert into a number of shares of KCG common stock equal to the amount of the equity commitment funded divided by $11.25, or 4,888,889 shares of KCG common stock if the full $55.0 million is funded. No warrants will be issued in exchange for the GETCO units issued to affiliates of General Atlantic in connection with the equity financing. See “The Mergers—Financing Matters” beginning on page [ ], for additional information.
**	As of May 1, 2013 Messrs. Schuler and Tierney, together with their respective affiliates, own an aggregate of 84.9% of the outstanding GETCO Class A units.

Pursuant to GETCO’s operating agreement, the Class P units are entitled to a liquidation preference. No other GETCO units have a liquidation preference. In any transaction that is a “Capital Event,” such as the GETCO merger, the holders of the Class P units have the option to receive either their full liquidation preference or their pro rata share of the merger consideration. As of December 19, 2012, this preference was approximately $311 million, which is greater than the Class P units’ pro rata share of the merger consideration (approximately $218 million as of the same date). As an inducement to GETCO to enter into the merger agreement and based on discussions with Daniel Tierney and Stephen Schuler (the holders of substantially all of the Class A units), GA-GTCO, as holder of all Class P units, agreed to waive its right to receive approximately $23 million of its full liquidation preference. Accordingly, GA-GTCO will receive shares of KCG common stock and warrants to acquire shares of KCG common stock with a value of approximately $288 million for the units of GETCO it holds as of the closing (but excluding units to be issued in the equity financing). In addition, based on those discussions and as an inducement to GETCO to enter into the merger agreement, Daniel Tierney and Stephen Schuler agreed to reduce the amount of consideration they would receive in the mergers as compared to all other holders of Class A units or Class B units. The GETCO ratios above reflect these arrangements, which result in all other holders receiving additional consideration as compared to what they would have received had GA-GTCO received its full liquidation preference or had Messrs. Tierney and Schuler not agreed to accept a lower percentage of the total merger consideration.

Pursuant to GETCO’s operating agreement, in connection with a “Capital Event,” the owners of GA-GTCO may, at their option, sell equity securities of GA-GTCO (in lieu of GETCO units held by GA-GTCO). GA-GTCO’s owners exercised that option in connection with the mergers which is why they are a party to the merger agreement and which is why the holders of GA-GTCO units will receive their merger consideration through the GA-GTCO merger (and not the GETCO merger).

Pursuant to GETCO’s operating agreement, GETCO’s Class E units will not receive any merger consideration and will be cancelled in the GETCO merger.

Stockholders of Knight and unitholders of GETCO and GA-GTCO will receive cash in lieu of fractional shares and units, respectively. Unitholders of GETCO and GA-GTCO will receive whole numbers of warrants rounded to the nearest warrant in lieu of fractional warrants.

For additional information on the consideration to be received in the mergers, see “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ].

Treatment of Equity-Based Awards (page [    ])

Each option or other right to acquire Knight common stock granted under any Knight stock plan outstanding as of immediately prior to the completion of the mergers, whether vested or unvested, will automatically become, after the completion of the mergers, an option or right to purchase a number of shares of KCG common stock equal to one third of the number of shares of Knight common stock subject to such stock option immediately prior to the completion of the mergers (rounded down to the nearest whole share of KCG common stock). The exercise price per share of KCG common stock subject to any such Knight stock option at and after the completion of the mergers will be equal to the exercise price per share of Knight common stock subject to such Knight stock option immediately prior to the completion of the mergers multiplied by three (rounded up to the nearest whole cent). Pursuant to the terms of the applicable Knight stock plans and award agreements, each option or other right to acquire Knight common stock granted on or prior to December 19, 2012 will automatically vest upon the completion of the mergers and each option or other right to acquire Knight common stock granted after December 19, 2012 will continue to vest in accordance with its existing vesting schedule, subject to acceleration under certain circumstances.

Each holder of a share of Knight common stock subject to vesting, repurchase or lapse restrictions that was granted on or prior to December 19, 2012 and is outstanding under any Knight stock plan immediately prior to the completion of the mergers will have the right to receive the merger consideration as of the effective time of the Knight merger. Each holder of a share of Knight common stock subject to vesting, repurchase or lapse restrictions that was granted after December 19, 2012 and is outstanding under any Knight stock plan will be automatically converted into one third of a share of common stock of KCG, rounded to the nearest whole share of KCG common stock, (without any right to make a cash / stock election) that is subject to the same vesting, repurchase or lapse restrictions as the award immediately prior to the effective time of the Knight merger.

Each restricted stock unit in respect of a share of Knight common stock, which we refer to as a Knight RSU, that is outstanding under any Knight stock plan (including any such Knight RSU held in participant accounts under any employee benefit or compensation plan or arrangement of Knight) as of immediately prior to the completion of the mergers will, as of the completion of the mergers, be converted into a restricted stock unit in respect of one third of a share of common stock of KCG (without any right to make a cash / stock election) rounded to the nearest whole share of KCG common stock. Pursuant to the terms of the applicable Knight stock plans and award agreements, each restricted stock unit in respect of a share of Knight common stock granted on or prior to December 19, 2012 (except with respect to restricted stock units that vest based on performance) will automatically vest upon the completion of the mergers. All restricted stock units granted on or prior to December 19, 2012 that vest based on performance will vest in accordance with their existing terms. Each restricted stock unit in respect of a share of Knight common stock granted after December 19, 2012 will be converted into a restricted stock unit in respect of one third of a share of KCG common stock (rounded to the nearest whole share of KCG common stock) and continue to vest in accordance with its existing vesting schedule, subject to acceleration under certain circumstances.

Subject to such conditions as GETCO may agree, each incentive unit of GETCO issued under the GETCO Amended and Restated 2006 Incentive Unit Plan and the GETCO Amended and Restated 2012 Incentive Unit Plan, which we refer to as a GETCO incentive unit, that is outstanding immediately prior to the completion of the mergers will be automatically converted into a number of phantom units in respect of a number of shares of KCG common stock, based on the value of the consideration received in the GETCO merger by a holder of a GETCO Class B unit, rounded to the nearest whole share of KCG common stock.

Recommendations by the Boards of Directors (page [    ])

Knight

At its meeting on December 18, 2012, after due consideration, the Knight board of directors:

•	determined that the mergers are advisable, fair to, and in the best interests of, Knight and its stockholders;

•	adopted the merger agreement (later amended and restated on April 15, 2013) and the mergers; and

•	recommended that Knight stockholders vote “FOR” the approval and adoption of the merger agreement and the mergers.

In addition, Knight’s board of directors recommends that Knight stockholders vote “FOR” the adjournment proposal, if necessary or appropriate, and “FOR” the Knight compensation proposal.

For a more complete description of Knight’s reasons for the mergers and the recommendations of the Knight board of directors, see “The Mergers—Knight’s Reasons for the Mergers and Recommendation of Knight’s Board of Directors” beginning on page [    ].

GETCO

At its meeting on December 18, 2012, after due consideration, the GETCO board of directors unanimously approved the merger agreement and the mergers and recommended that the voting unitholders of GETCO vote “FOR” the approval of the merger agreement and the mergers.

In addition, GETCO’s board of directors recommends that the voting unitholders of GETCO vote “FOR” the adjournment proposal, if necessary or appropriate.

For a discussion of the material factors considered by the GETCO board of directors in reaching its conclusions, see “The Mergers—GETCO’s Reasons for the Mergers and Recommendation of GETCO’s Board of Directors” beginning on page [    ].

Financing Matters (page [    ])

Knight and GETCO estimate that the total amount of funds required to pay the cash portion of the merger consideration, refinance substantially all of Knight’s and GETCO’s existing long-term debt, and pay related fees and expenses, will be approximately $1.2 billion (assuming a full cash election payment of $720.0 million to Knight stockholders). GETCO’s obligation to complete the mergers is not subject to a financing condition. GETCO expects this amount to be funded through a combination of cash on hand at Knight and GETCO, the contribution in cash of up to $55.0 million to GETCO by affiliates of General Atlantic, which we refer to as the equity financing, and the proceeds of first lien credit facility and escrowed proceeds from an offering of senior secured second lien notes that is closing on June 5, 2013, which we refer to collectively as the debt financing.

On May 13, 2013, GETCO Financing Escrow LLC, a newly-formed, wholly owned unrestricted subsidiary of GETCO, which we refer to as the Funding SPV, launched an offering of senior secured second lien notes in an aggregate principal amount of $305.0 million. On May 21, 2013, Funding SPV entered into a purchase agreement with Jefferies LLC (as representative of the initial purchasers) for $305.0 million aggregate principal of 8.250% Senior Secured Second Lien Notes due 2018. The offering is closing on June 5, 2013, at which point the gross proceeds of the offering, together with additional amounts to cover accrued interest on the senior secured second lien notes during the escrow period, will be held in an escrow account until the completion of the mergers. After the completion of the mergers, KCG will assume all of the Funding SPV’s obligations under the notes and the related indenture and registration rights agreement. Also on May 13, 2013, GETCO and Knight launched marketing and syndication of a first lien term loan facility in an aggregate principal amount of up to $535.0 million, which we refer to as the planned first lien credit facility. The first lien credit agreement and intercreditor agreement has been agreed with the lead arrangers of the first lien credit facility and has been posted to the lender syndicate. Syndication of the planned first lien credit facility was closed on May 21, 2013 with pricing set at LIBOR plus 450 basis points, and final allocations are planned for the week of May 27, 2013. We refer to the senior secured second lien notes and the planned first lien credit facility described above as the planned financing. The final levels of debt financing may differ from the planned financing due to asset sales prior to the closing and other factors. For a more complete description of the planned financing for the transaction, see the section entitled “The Mergers—Financing Matters—Financing Plan” beginning on page [    ].

If KCG is unable to obtain some or all of the planned financing, it will seek alternative financing, which may include some or all of the financing described in the commitment letter dated December 19, 2012, which we refer to as the commitment letter, with Jefferies Finance LLC, which we refer to as Jefferies Finance. We refer to the financing described in the commitment letter as the committed financing. Pursuant to the commitment letter, Jefferies Finance committed to provide a first lien term loan facility in an aggregate principal amount of $450.0 million, which we refer to as the committed first lien term loan facility, a first lien revolving facility in an aggregate principal amount of $20.0 million, which we refer to as the committed first lien revolving facility and, together with the committed first lien term loan facility, as the committed first lien credit facilities, and a second lien bridge loan facility in an aggregate principal amount of up to $550.0 million. On February 5, 2013, GETCO and Jefferies Finance entered into a joinder agreement, which we refer to as the joinder agreement, with Goldman Sachs Bank USA, which we refer to as Goldman Sachs. Pursuant to the joinder agreement, Goldman Sachs agreed to provide a portion of the financing agreed to in the commitment letter for the first lien term loan facility, the first lien revolving facility and the second lien bridge loan facility. The committed amount of the committed first lien term loan facility was reduced to $342.2 million due to the receipt of a special tax reimbursement of $107.8 million by Knight on April 19, 2013. For a more complete description of the committed financing, see the section entitled “The Mergers—Financing Matters—Committed Facilities” beginning on page [    ].

Opinion of Sandler O’Neill + Partners, L.P. (page [    ])

By letter dated October 9, 2012, Knight retained Sandler O’Neill + Partners, L.P., which we refer to as Sandler O’Neill, to act as its financial advisor in connection with Knight’s consideration of a possible strategic transaction. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Knight in connection with the proposed mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 18, 2012 meeting at which Knight’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of Knight common stock, other than Jefferies and GETCO and certain of their respective affiliates, from a financial point of view. Following the adjustment to the exchange ratios effected by the amended and restated merger agreement on April 15, 2013, Sandler O’Neill delivered to the Knight board of directors a letter confirming that that Sandler O’Neill’s opinion, as delivered to the Knight board of directors, remains unchanged and in effect, subject to the procedures followed, assumptions made, matters considered and limitations of the review contained therein. The full text of Sandler O’Neill’s written opinion, dated December 18, 2012, as well as Sandler O’Neill’s subsequent confirmatory letter, dated April 15, 2013, are attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Knight stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Knight’s board of directors and is directed only to the fairness of the merger consideration to the holders of Knight common stock, other than Jefferies and GETCO, from a financial point of view. It does not address the underlying business decision of Knight to engage in the mergers or any other aspect of the mergers and is not a recommendation to any Knight stockholder as to how such stockholder should vote at the special meeting with respect to the merger agreement and the mergers or any other matter.

For additional information on the opinion of Sandler O’Neill, see “The Mergers—Opinion of Sandler O’Neill” on page [    ].

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (page [    ])

In connection with the mergers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as BofA Merrill Lynch, delivered to GETCO’s board of directors a written opinion, dated December 18, 2012, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of the GETCO units and the GA-GTCO units of the aggregate GETCO merger consideration and the aggregate GA-GTCO merger consideration, which we refer to, collectively, as the aggregate GETCO/GA-GTCO merger consideration, to be received collectively by the holders of GETCO units and GA-GTCO units in connection with the mergers as provided for in the merger agreement. The full text of the written opinion, dated December 18, 2012, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to GETCO’s board of directors (in its capacity as such) for the benefit and use of GETCO’s board of directors in connection with and for purposes of its evaluation of the aggregate GETCO/GA-GTCO merger consideration to be received collectively by the holders of the GETCO units and the GA-GTCO units from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to GETCO or in which GETCO might engage or as to the underlying business decision of GETCO to proceed with or effect the mergers. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and does not constitute a recommendation to any unitholder or stockholder as to how to vote or act in connection with the proposed mergers or any related matter.

Interests of Directors and Executive Officers in the Mergers (page [    ])

Knight stockholders and GETCO unitholders should note that some Knight directors and executive officers and some GETCO directors and executive officers have interests in the mergers as directors or officers that are different from, or in addition to, the interests of other Knight stockholders or GETCO unitholders, respectively.

For additional information relating to the interests of Knight’s directors and executive officers in the mergers, see “The Mergers—Interests of Certain of Knight’s Directors and Executive Officers in the Mergers” beginning on page [    ] and for additional information relating to the interests of GETCO’s directors and executive officers in the mergers, see “The Mergers—Interests of Certain of GETCO’s Directors and Executive Officers in the Mergers” beginning on page [    ].

Interests of Jefferies in the Mergers (page [    ])

Jefferies, one of GETCO’s financial advisors, is providing certain debt financing in connection with the mergers and is the largest beneficial owner of Knight stock. As a result, Jefferies may have interests in the transactions that are different from, or in addition to, the interests of Knight stockholders and GETCO unitholders generally. For additional information relating to Jefferies’ role in the mergers, see “The Mergers—Interests of Jefferies in the Mergers” beginning on page [    ].

Conditions to the Completion of the Mergers (page [    ])

The obligations of Knight, GETCO and GA-GTCO to complete the mergers are subject to the satisfaction of the following conditions:

•	the approval of the merger agreement and proposed mergers by the Knight stockholders and by the GETCO voting unitholders, as described herein;

•

the authorization for listing on the NYSE of the shares of KCG common stock that will be issuable in connection with the mergers, including the KCG common stock that will be issuable upon exercise of the warrants;

•

the effectiveness of the registration statement on Form S-4, of which this document is a part, and the absence of a stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the SEC for that purpose; and

•

the receipt of all required regulatory approvals and the absence of any injunction, governmental action or other legal prohibition or restraint preventing the closing of the transactions contemplated by the merger agreement.

The obligations of GETCO and GA-GTCO to complete the mergers are subject to the satisfaction or waiver of the following additional conditions:

•	the execution of a registration rights agreement by KCG with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC;

•	the execution of a warrant agreement by KCG relating to the warrants;

•	the accuracy of Knight’s representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

•	the prior performance by Knight, in all material respects, of its obligations under the merger agreement;

•	the receipt by each party of the required closing certificates from Knight, certifying that the closing conditions applicable to Knight have been fulfilled; and

•	the receipt by each of GETCO and GA-GTCO of a legal opinion from its counsel with respect to certain tax matters.

In addition, the obligation of Knight to complete the mergers is subject to the satisfaction or waiver of the following additional conditions:

•

the accuracy of GETCO’s and GA-GTCO’s representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

•	the prior performance by GETCO and GA-GTCO, in all material respects, of their obligations under the merger agreement;

•	the receipt by Knight of the required closing certificates from GETCO and GA-GTCO, certifying that the closing conditions applicable to GETCO and GA-GTCO, respectively, have been fulfilled; and

•	the receipt by Knight of a legal opinion from its counsel with respect to certain tax matters.

In the event that a material condition to the completion of the mergers is waived, Knight and GETCO intend to resolicit stockholder and unitholder approval of the merger agreement.

For additional information relating to the conditions to the completion of the merger, see “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page [            ].

Termination of the Merger Agreement (page [            ])

The merger agreement may be terminated at any time prior to the completion of the mergers by the mutual written consent of Knight and GETCO, authorized by their respective boards. It can also be terminated by either Knight or GETCO under certain specified circumstances, including if:

•

the mergers have not been consummated on or before July 19, 2013, which we refer to as the end date, unless the failure of the mergers to occur by such date is the result of the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of such party in the merger agreement, other than a breach of such party’s representations and warranties;

•

any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and non-appealable, or a regulatory authority has issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the completion of the mergers or the other transactions contemplated by the merger agreement;

•

there is a breach by the other party that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 days following written notice of the breach, or the breach is not capable of being cured in such period, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement in the merger agreement; or

•	the Knight stockholders or the GETCO unitholders do not approve the merger agreement at the special meetings called for such purpose.

Furthermore, subject to specified conditions, the merger agreement may be terminated by either Knight or GETCO if the other party:

•	submits the merger agreement to its stockholders or unitholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to the other party;

•

fails to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or unitholders, as applicable, or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

•	approves, recommends or endorses an alternative transaction or competing proposal.

For additional information on termination of the merger agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page [            ].

Termination Fees (page [            ])

If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative transaction or a change in Knight’s or GETCO’s board of directors’ recommendation with respect to the merger agreement and the mergers, Knight or GETCO, as applicable, may be required, subject to certain conditions, to pay the other party a termination fee of $53.0 million or a portion thereof.

For additional information on the termination fees, see “The Merger Agreement—Termination Fees” beginning on page [    ].

No Solicitation (page [    ])

The merger agreement restricts the ability of each of Knight and GETCO to solicit or engage in discussions or negotiations with a third-party regarding a proposal to acquire a significant interest in Knight or GETCO, respectively. If, however, prior to obtaining the approval of its stockholders or unitholders (as applicable), either party receives an unsolicited proposal from a third-party and the party’s board of directors determines in good faith, after consultation with its outside legal counsel, that it would be a breach of such directors’ fiduciary duties not to engage in discussions relating to such proposal, that party may furnish information to the third-party and engage in negotiations regarding such proposal with the third-party, subject to specified conditions.

For additional information on the restriction against solicitation of an alternative proposal, see “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page [    ].

Appraisal Rights (page [    ])

Knight: Unless a corporation’s certificate of incorporation contains provisions to the contrary (and Knight’s amended and restated certificate of incorporation does not), Section 262 of the DGCL provides that no appraisal rights are available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, was either listed on a national securities exchange or held of record by more than 2,000 holders. Section 262 of the DGCL provides certain exceptions to this rule, but none is applicable in the mergers. Knight’s common stock is listed on the NYSE. Consequently, Knight stockholders do not have appraisal rights in connection with the merger.

GETCO: The DLLCA, which governs GETCO, does not provide for statutory appraisal rights but allows a limited liability company to grant appraisal rights to its members pursuant to the limited liability company operating agreement or a plan of merger. GETCO’s operating agreement expressly disclaims appraisal rights and no such rights are provided in the merger agreement. Therefore unitholders of GETCO are not entitled to appraisal rights in connection with the GETCO merger.

For additional information on appraisal rights, see “The Mergers—Appraisal Rights” beginning on page [    ].

Board of Directors and Executive Officers of KCG (page [    ])

Upon completion of the mergers, the KCG board of directors will be comprised of nine directors and will include (i) four persons selected by the board of directors of Knight prior to the completion of the mergers who were members of the board of directors of Knight on the date of the merger agreement, whom we refer to as the Knight directors, and (ii) Daniel Tierney (a founder and current director of GETCO), Stephen Schuler (a founder and current director of GETCO), two persons selected by GA-GTCO immediately prior to the completion of the mergers, whom we refer to as the GETCO directors, and Daniel Coleman (the Chief Executive Officer and a current director of GETCO). The Knight directors will include Thomas M. Joyce, currently Chairman of the Knight board of directors and the Chief Executive Officer, and three other directors to be selected by Knight immediately prior to the closing of the mergers. The identity of the Knight directors (other than Mr. Joyce), and the identity of the two directors to be selected by GA-GTCO, is not known at this time. At least three of the Knight directors and at least two of the GETCO directors will satisfy the independence requirements of the NYSE and the KCG amended and restated certificate of incorporation and amended and restated bylaws.

Following the completion of the mergers, Mr. Coleman will serve as Chief Executive Officer of KCG, Mr. Joyce will serve as Executive Chairman of the board of directors of KCG, and Steven Bisgay, currently the Executive Vice President, Chief Operating Officer and Chief Financial Officer of Knight, will serve as Chief Financial Officer of KCG, in each case until their successors have been duly elected or appointed and qualified. In addition, it is expected that the following persons will become executive officers of KCG following the closing and will assume the positions indicated below:

•	Jerry Dark—Chief Human Resources Officer

•	John DiBacco—Global Head of Equities Trading

•	Albert Maasland—Head of Global Execution Services and Platforms

•	Darren Mast—Chief Operating Officer; Interim Head of Fixed Income, Currencies & Commodities

•	John McCarthy—General Counsel

•	Farid Moslehi—Head of Asia

•	Nick Ogurtsov—Chief Risk Officer

•	Jonathan Ross—Chief Technology Officer

•	Robert Smith—Head of Europe

•	George Sohos—Global Head of Client Market Making

From time to time prior to closing of the mergers, decisions may be made with respect to the management and operations of KCG following the completion of the mergers, including the selection of additional executive officers of KCG.

For additional information on directors and officers of KCG after the mergers, see “The Mergers—Board of Directors and Executive Officers of KCG” beginning on page [    ].

Litigation Relating to the Mergers (page [    ])

Since the announcement of the mergers, several putative class action and/or derivative lawsuits have been filed by purported stockholders of Knight challenging the mergers. The actions generally allege, among other things, that Knight’s directors breached their fiduciary duties by approving the merger agreement and the mergers at an unfairly low price, by agreeing to certain provisions in the merger agreement and to certain voting agreements, which allegedly make it less likely that other bidders would make successful competing offers for Knight, and that certain of Knight’s directors have conflicts of interest in connection with the transaction, including that they were appointed by an investor group that included GETCO. Some of the actions allege that certain stockholders of Knight breached alleged fiduciary duties in connection with the Knight board’s approval of the mergers. Various of the actions further allege that Knight, GETCO, GA-GTCO and/or General Atlantic aided and abetted the Knight board’s alleged breaches of fiduciary duty. The actions seek, among other relief, to enjoin the mergers. In addition, one action asserts derivative claims against the seven Knight directors who served as of August 1, 2012, alleging that those directors breached their fiduciary duties and wasted corporate assets by failing to erect and oversee effective safeguards to prevent against trading incidents, such as the one that occurred on August 1, 2012, for which Knight incurred a realized pre-tax loss of approximately $457.6 million. The derivative claims seek, among other things, an order requiring the relevant Knight directors to pay restitution and/or compensatory damages.

For additional information on legal proceedings relating to the mergers, see “The Mergers—Litigation Relating to the Mergers” beginning on page [    ].

Accounting Treatment (page [    ])

The mergers will be accounted for as a purchase by GETCO under accounting principles generally accepted in the U.S. Under the purchase method of accounting, the assets and liabilities of Knight will be recorded, as of completion of the mergers, at their respective fair values and added to the carrying value of GETCO. Any excess of purchase price over the fair value is recorded as goodwill. Any excess of fair value over the purchase price is recorded in earnings as a bargain purchase gain. The reported financial condition and results of operations of KCG after completion of the mergers will reflect Knight’s and GETCO’s balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of Knight. Following completion of the mergers, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Material U.S. Federal Income Tax Consequences of the Mergers (page [    ])

The closing of the Knight merger and GETCO merger is conditioned upon the receipt by Knight and GETCO, respectively, of an opinion from its respective tax counsel that the mergers will for U.S. federal income tax purposes be treated as a transaction described in Section 351 of the Internal Revenue Code, which we refer to as the Code. Subject to the limitations and qualifications described in “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers,” the U.S. federal income tax consequences of the mergers to U.S. holders (as defined herein) of Knight common stock or GETCO units generally will be as described below. Furthermore, the U.S. federal income tax consequences to U.S. holders of Knight common stock will depend upon the form of consideration received by such holders in the Knight merger.

U.S. holders of Knight common stock who receive consideration including KCG common stock in the Knight merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the KCG common stock and the amount of cash received by such holder in exchange for its shares of Knight common stock exceeds the holder’s adjusted basis in its shares of Knight common stock, and (2) the amount of cash (other than cash received instead of fraction share interests in KCG common stock) received by such holder in exchange for its shares of Knight common stock. The Knight merger will be a fully taxable transaction to a holder of Knight common stock who receives solely cash in the Knight merger.

GETCO unitholders will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the KCG common stock and warrants received by such holder in exchange for its GETCO units exceeds the GETCO unitholder’s adjusted basis in its GETCO units, and (2) the fair market value of the warrants received by such holder in exchange for its GETCO units.

The treatment of any cash received instead of a fractional share interest in KCG common stock is discussed in “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers—Cash Received Instead of a Fractional Share of KCG Common Stock.”

For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [    ].

The tax consequences of the mergers for any particular Knight common stockholder or GETCO unitholder will depend on that stockholder or unitholder’s particular facts and circumstances. Accordingly, Knight common stockholders and GETCO unitholders are urged to consult their tax advisors to determine the U.S. federal income tax consequences of the mergers to them, including estate, gift, state, local or non-U.S. tax consequences of the mergers.

Regulatory Matters (page [    ])

The approval of, among others, the following regulatory authorities must be obtained before the mergers can be completed:

•	the Financial Industry Regulatory Authority, which we refer to as FINRA;

•	the Financial Services Authority, which we refer to as the FSA; and

•	the NYSE Arca.

In connection with the amendment and restatement of the original merger agreement on April 15, 2013, the approval of the Securities and Futures Commission of Hong Kong, which we refer to as the Hong Kong SFC, (with respect to GETCO Asia (Hong Kong) Limited) was eliminated as a condition to the completion of the mergers.

In addition, prior to completing the mergers, the applicable waiting period under the U.S. federal antitrust law, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, must expire or terminate. On February 5, 2013, Knight and GETCO received early termination of the applicable waiting period under the HSR Act.

Each of Knight, GETCO and KCG is in the process of obtaining the remaining approvals required by applicable law or regulations for the completion of the mergers.

For additional information on regulatory matters, see “The Mergers—Regulatory Matters” beginning on page [    ].

The Special Meetings (page [    ])

Knight

The Knight special meeting will be held at [            ]:00 [            ].m., local time, on [            ], 2013, at [            ] to consider and vote upon the following matters:

•	a proposal to approve and adopt the merger agreement and the mergers;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement; and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Knight’s named executive officers in connection with the mergers.

Knight’s board of directors has fixed the close of business on May 6, 2013 as the record date for determining the holders of Knight common stock entitled to receive notice of and to vote at the Knight special meeting. Only holders of record of Knight common stock at the close of business on the Knight record date will be entitled to receive notice of and to vote at the Knight special meeting and any adjournment or postponement thereof.

As of the Knight record date, there were 358,197,872 shares of Knight common stock outstanding and entitled to vote at the Knight special meeting held by 333 holders of record. Each share of Knight common stock entitles the holder to one vote on each proposal to be considered at the Knight special meeting. As of the record date, directors and executive officers of Knight and their affiliates (including The Blackstone Group, of which Mr. Brand is a Managing Director, and TD Ameritrade, of which Mr. Tomczyk is President and Chief Executive Officer) owned and were entitled to vote 85,086,935 shares of Knight common stock, representing, in aggregate, approximately 23.8% of the total voting power of Knight, which is more than the majority of the Knight common stock entitled to vote at the Knight special meeting, the affirmative vote of which is required for the approval of the merger agreement and the mergers. However, Messrs. Brand and Tomczyk disclaim beneficial ownership of shares of Knight common stock held by The Blackstone Group and TD Ameritrade, respectively. As of the record date, directors and executive officers of Knight and their affiliates (excluding The Blackstone Group and TD Ameritrade) owned and were entitled to vote 2,211,560 shares of Knight common stock, representing, in aggregate, less than 1% of the total voting power of Knight, which is less than the majority of the Knight common stock entitled to vote at the Knight special meeting. Knight currently expects that Knight’s directors and executive officers will vote their shares in favor of the merger agreement and the mergers, although none of them has entered into any agreements obligating them to do so. As of the record date, GETCO beneficially held 56,876,424 shares of Knight common stock, representing an aggregate voting percentage of approximately 15.9% of the total voting power of Knight.

As more fully described under “The Merger Agreement—Voting and Support Agreements,” beginning on page [            ], TD Ameritrade, as of May 1, 2013, beneficially owned 26,000,013 shares of Knight common stock, representing, in aggregate, approximately 7.3% of the total voting power of Knight. TD Ameritrade entered into a voting and support agreement with GETCO pursuant to which it has agreed to vote all of the Knight common stock owned by it in favor of approval and adoption of the merger agreement and the mergers.

As further described in “The Knight Special Meeting—Vote Required,” approval of the merger agreement and the mergers requires the affirmative vote of holders of a majority of the Knight common stock who are entitled to vote at the Knight special meeting.

GETCO

The special meeting of the voting unitholders of GETCO is scheduled to be held at [            ], on [            ], 2013 at [            ], Central time to consider and vote upon the following matters:

•	a proposal to approve the merger agreement and the mergers; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

Only holders of GETCO Class A units and Class P units as of the close of business on May 6, 2013, which is the record date for the GETCO special meeting, will be entitled to receive notice of and to vote at the GETCO special meeting. As of the record date, there were 3,688,219 Class A units and 2,785,689 Class P units entitled to vote at the special meeting, held by nine GETCO voting unitholders. Each Class A unit entitles a voting member of GETCO to one vote. GA-GTCO is the holder of all of the GETCO Class P units, and as such, is entitled to a fixed voting interest of 21.875% of the total voting shares.

As more fully described under “The Merger Agreement—Voting and Support Agreements,” beginning on page [    ], Stephen Schuler and Daniel Tierney, as of May 1, 2013, each beneficially owned 1,565,825 Class A units, and GA-GTCO owns all 2,785,689 Class P units, which together represent approximately 88% of the units of GETCO entitled to vote at the GETCO special meeting. Mr. Schuler, Mr. Tierney and GA-GTCO each entered into a voting and support agreement with Knight pursuant to which they have agreed to vote all of the Class A units or Class P units owned by them, as the case may be, in favor of approval and adoption of the merger agreement and the mergers. Consequently, GETCO currently believes that approval of the GETCO merger proposal at the GETCO special meeting is assured.

No units of GETCO are currently held by Knight or KCG.

Approval of the merger agreement and the mergers and the adjournment proposal requires the affirmative vote of 70% or more of the total number of votes associated with the issued and outstanding Class A units and Class P units (voting together as a class).

Information About the Companies (page [    ])

KNIGHT CAPITAL GROUP, INC.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Knight Capital Group, Inc., a Delaware corporation, is a global financial services firm that provides access to the capital markets across multiple asset classes to a broad network of clients, including buy- and sell-side firms and corporations.

Knight was organized in January 2000 as the successor to the business of Knight/Trimark Group, Inc. Knight/Trimark Group, Inc. was organized in April 1998 as the successor to the business of Roundtable Partners, LLC, which was formed in March 1995. In May 2000, the company changed its name from Knight/Trimark Group, Inc. to Knight Trading Group, Inc., and in May 2005 the company further changed its name to Knight Capital Group, Inc. As of March 31, 2013, Knight had consolidated total assets of $10.9 billion and aggregate stockholders’ equity of $1.5 billion. Knight had 1,269 full-time employees as of March 31, 2013, which excludes employees affected by the announced sale of its institutional fixed income sales and trading business.

GETCO HOLDING COMPANY, LLC

350 N. Orleans Street

Chicago, IL 60654

(312) 931-2200

Founded in 1999 by Stephen Schuler and Dan Tierney, GETCO is a global financial services firm that specializes in helping investors efficiently manage risk via proprietary market making and routing orders on behalf of clients in securities, futures and foreign exchange instruments. GETCO operates through its broker-dealers and other subsidiaries and maintains a diversified footprint across asset classes, trading venues and geographies. GETCO trades on more than 50 exchanges and venues in North and South America, Europe and Asia-Pacific and employs over 400 Associates in Chicago, New York, Palo Alto, London, Singapore and Mumbai.

On December 19, 2012, GETCO and Knight entered into an agreement (later amended and restated on April 15, 2013) for a strategic business combination whereby GETCO and Knight will become subsidiaries of a new publicly traded holding company. The business combination of Knight and GETCO creates a global market-making and agency execution solutions provider that leverages each of Knight’s and GETCO’s proprietary technologies, operations and human capital.

GA-GTCO, LLC

c/o General Atlantic Service Company, LLC

Three Pickwick Plaza

Greenwich, Connecticut 06830

(917) 206-1944

GA-GTCO, LLC is a Delaware limited liability company, through which investment funds affiliated with General Atlantic hold GETCO Class P units. Established in 1980, General Atlantic is a global growth equity firm providing capital and strategic support for growth companies. As of the date of this joint proxy statement/prospectus, General Atlantic manages approximately $17 billion in capital (comprised of both total committed capital and portfolio investments) and has more than 70 investment professionals based in Greenwich, New York, Palo Alto, São Paulo, London, Munich, Hong Kong, Beijing, Singapore and Mumbai.

GA-GTCO does not undertake any business other than ownership of the GETCO units and actions incidental thereto. As of the date of this joint proxy statement/prospectus, GA-GTCO is the holder of all 2,785,689 GETCO Class P units and 71,802 Class B units. GA-GTCO is a wholly-owned subsidiary of GA-GTCO Interholdco, LLC, a Delaware limited liability company whose principal place of business is in Connecticut. GA-GTCO Interholdco, LLC is a subsidiary of such investment funds.

KCG HOLDINGS, INC.

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

KCG Holdings, Inc. (formerly Knight Holdco, Inc.) is a Delaware corporation and a direct, wholly owned subsidiary of Knight. We refer to KCG Holdings, Inc. as KCG throughout this joint proxy statement/prospectus. KCG was formed in connection with the merger agreement and the mergers for the purpose of holding Knight, GETCO and GA-GTCO Acquisition, LLC as direct wholly-owned subsidiaries following completion of the mergers. The business of KCG will be the combined business of Knight and GETCO.

The Merger Subsidiaries

KNIGHT ACQUISITION CORP

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Knight Acquisition Corp is a Delaware corporation, an indirect, wholly owned subsidiary of Knight and a direct, wholly owned subsidiary of KCG. Knight Acquisition Corp was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, Knight Acquisition Corp will merge with and into Knight and cease to exist.

GETCO ACQUISITION, LLC

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

GETCO Acquisition, LLC is a Delaware corporation, an indirect, wholly owned subsidiary of Knight and a direct, wholly owned subsidiary of KCG. GETCO Acquisition, LLC was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, GETCO Acquisition, LLC will merge with and into GETCO and cease to exist.

GA-GTCO ACQUISITION, LLC

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

GA-GTCO Acquisition, LLC is a Delaware corporation, an indirect, wholly owned subsidiary of Knight and a direct, wholly owned subsidiary of KCG. GA-GTCO Acquisition, LLC was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, with GA-GTCO Acquisition, LLC continuing as the surviving corporation in the merger and as a direct wholly owned subsidiary of KCG.

For additional information on the companies, see “Information About the Companies” beginning on page [    ].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF KNIGHT

Set forth below is selected data from Knight’s consolidated financial data as of and for the years ended December 31, 2008 through December 31, 2012 and consolidated financial data as of and for the three months ended March 31, 2013 and 2012. Results for the three months ended March 13, 2013 and 2012 are unaudited and not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. In the opinion of Knight management, this information reflects a fair presentation of this data for those dates.

The following should be read in conjunction with the annual, quarterly and special reports, proxy statements and other business and financial information Knight files with the SEC. The Consolidated Statements of Operations Data for 2012, 2011 and 2010 and the Consolidated Statements of Financial Condition Data at December 31, 2012 and 2011 have been derived from Knight’s audited Consolidated Financial Statements included in Knight’s Current Report on Form 8-K filed on May 13, 2013, which has been incorporated by reference into this joint proxy statement/prospectus. The Consolidated Statements of Operations Data for 2009 and 2008 and the Consolidated Statements of Financial Condition Data at December 31, 2010, 2009 and 2008 are derived from Knight’s unaudited Consolidated Financial Statements for those years (which are unaudited as they have been revised from previously issued audited financial statements to reflect a change in operating segments and recasting for discontinued operations as further described in Footnote 1 to the audited Consolidated Financial Statements included in Knight’s Current Report on Form 8-K filed on May 13, 2013), which were prepared in accordance with U.S. GAAP and are not included in this document. You should not assume the results of operations for any past periods indicate results for any future period. See “Incorporation of Certain Documents by Reference” on page [    ].

The selected historical consolidated statement of operations data and other financial data for the three months ended March 31, 2013 and 2012 and the summary consolidated statement of financial condition data as of March 31, 2013 have been derived from Knight’s unaudited consolidated financial statements, included in Knight’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which has been incorporated by reference into this joint proxy statement/prospectus. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

	For the three months ended March 31,		For the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	($ in thousands)
Consolidated Statements of Operational Data:
Revenues
Commissions and fees	$125,225	$141,295	$524,665	$608,473	$480,494	$444,368	$432,625
Net trading revenue	148,838	153,134	38,841	625,252	486,130	485,718	446,767
Interest, net	6,390	5,611	18,591	(3,810)	1,761	(1,115)	7,710
Investment income (loss) and other, net	4,703	2,432	8,154	18,252	(3,004)	7,044	6,381

Total revenues	285,156	302,472	590,251	1,248,167	965,381	936,015	893,483

Expenses
Employee compensation and benefits	107,823	112,269	407,326	441,207	381,266	359,246	299,300
Execution and clearance fees	50,450	52,330	195,372	226,222	173,795	168,186	107,138
Payments for order flow	35,093	21,688	90,608	85,269	37,700	71,629	43,638
Communications and data processing	22,225	20,284	88,966	78,639	61,802	55,776	44,151
Depreciation and amortization	9,709	11,577	43,148	47,072	37,377	29,576	24,417
Occupancy and equipment rentals	5,398	5,388	22,180	21,627	20,648	21,426	19,251
Business development	3,973	4,214	17,486	19,691	15,443	15,858	16,800
Professional fees	13,030	4,948	29,746	18,460	14,685	11,084	14,342
Interest	13,052	13,154	51,044	40,405	25,889	4,777	5,052
Writedown of assets and lease loss accrual (benefit), net	—	—	28,732	1,645	707	(9,703)	1,236
Restructuring	—	—	—	24,175	3,812	—	—
Other	6,499	5,522	28,533	28,929	15,544	12,850	8,871

Total expenses	267,252	251,374	1,003,141	1,033,341	788,668	740,705	584,196

	For the three months ended March 31,		For the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	($ in thousands)

Other Income
Non-operating gain from subsidiary stock issuance	—	—	—	—	—	—	15,947

(Loss) Income from continuing operations before income taxes	17,904	51,098	(412,890)	214,826	176,713	195,310	325,234
Income tax (benefit) expense	6,890	19,878	(146,293)	82,410	68,450	67,056	136,626

(Loss) Income from continuing operations, net of tax	11,014	31,220	(266,597)	132,416	108,263	128,254	188,608
(Loss) Income from discontinued operations, net of tax	(20,371)	1,886	(80,470)	(17,179)	(16,625)	(11,152)	(10,697)

Net (loss) income	$(9,357)	$33,106	$(347,067)	$115,237	$91,638	$117,102	$177,911
Dividend on convertible preferred shares	—	—	(2,268)	—	—	—	—
Deemed dividend related to beneficial conversion feature of convertible preferred shares	—	—	(373,364)	—	—	—	—

Net (loss) income attributable to common stockholders	$(9,357)	$33,106	$(722,699)	$115,237	$91,638	$117,102	$177,911

Basic earnings (loss) per share from continuing operations	$0.04	$0.35	$(5.38)	$1.45	$1.20	$1.44	$2.13

Diluted earnings (loss) per share from continuing operations	$0.03	$0.34	$(5.38)	$1.39	$1.15	$1.36	$2.06

Basic (loss) earnings per share from discontinued operations	$(0.08)	$0.02	$(0.67)	$(0.19)	$(0.18)	$(0.13)	$(0.12)

Diluted (loss) earnings per share from discontinued operations	$(0.06)	$0.02	$(0.67)	$(0.18)	$(0.18)	$(0.12)	$(0.12)

Basic (loss) earnings per share	$(0.04)	$0.37	$(6.05)	$1.26	$1.02	$1.31	$2.01

Diluted (loss) earnings per share	$(0.03)	$0.36	$(6.05)	$1.21	$0.97	$1.24	$1.94

Shares used in computation of basic earnings (loss) per share	253,007	89,764	119,376	91,490	90,167	89,095	88,407

Shares used in computation of diluted earnings (loss) per share	361,053	92,175	119,376	95,013	94,447	94,504	91,760

	As of March 31,	As of December 31,
	2013	2012	2011	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands)
Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$439,182	$413,926	$467,633	$354,129	$412,209	$405,117
Financial instruments owned, at fair value
Securitized HECM loan inventory	4,792,350	4,054,905	1,722,631	—	—	—
Other	2,072,545	1,969,113	2,024,888	1,520,414	926,569	476,104
Total assets	10,912,780	9,778,447	7,152,951	4,670,211	3,014,024	2,025,426
Long-term debt/credit facility	392,470	388,753	424,338	311,060	140,000	140,000
Total Knight Capital Group, Inc. stockholders’ equity	1,486,009	1,252,683	1,462,025	1,360,237	1,213,502	1,027,358

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND OTHER DATA OF GETCO

Set forth below is selected data from GETCO’s consolidated financial data and operating metrics as of and for each of the years ended December 31, 2008 through December 31, 2012 and consolidated financial data and operating metrics as of and for the three months ended March 31, 2013 and 2012. Results for the three months ended March 31, 2013 and 2012 are unaudited and not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. In the opinion of GETCO management, this information reflects a fair presentation of this data for those dates.

GETCO is a private company and is not subject to periodic reporting requirements under the Exchange Act. The following should be read in conjunction with GETCO’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO” included elsewhere in this joint proxy statement/prospectus.

The selected historical consolidated statements of comprehensive income data and other financial data for the years ended December 31, 2012, 2011 and 2010 and the summary consolidated statements of financial condition as of December 31, 2012 and 2011 have been derived from GETCO’s audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

The selected historical consolidated statement of comprehensive income data and other financial data for the three months ended March 31, 2013 and 2012 and the summary consolidated statement of financial condition as of March 31, 2013 have been derived from GETCO’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The summary consolidated statement of financial condition as of December 31, 2010, 2009 and 2008 and selected historical consolidated statements of comprehensive income data and other financial data for the years ended December 31, 2009 and 2008 are derived from GETCO’s audited consolidated financial statements that are not included in this joint proxy statement/prospectus.

You should not assume the results of operations for any past periods are indicative of results for any future period.

	(Unaudited) Three months ended March 31,		For the year ended December 31,
(amounts in thousands except per unit data)*	2013	2012	2012	2011	2010	2009	2008
Consolidated Statement of Comprehensive Income: [1]
Revenue
Trading gains and losses, net	$112,485	$153,221	$526,229	$893,300	$865,029	$955,593	$1,194,550
Interest, dividends, income from investments, other income (loss), net	367	361	25,307	22,171	1,916	1,194	7,366

Total revenue	112,852	153,582	551,536	915,471	866,945	956,787	1,201,916
Expenses
Regulatory, exchange and execution fees	40,958	49,803	185,790	289,025	303,574	307,032	338,131
Employee compensation and related benefits [2]	32,620	41,550	161,356	244,948	222,117	248,446	319,065
Colocation and data line expenses	19,676	20,969	84,054	81,436	55,169	36,294	20,352
Depreciation and amortization	8,167	11,878	34,939	45,675	46,612	29,483	23,411
Professional fees	7,034	4,623	19,236	23,209	15,393	11,479	8,949
Occupancy, communication, and office	3,945	3,687	16,046	13,306	10,071	4,049	2,292
Travel and entertainment	1,386	3,045	8,856	12,717	10,089	8,788	7,893
Computer supplies and maintenance	950	1,402	5,955	5,247	6,142	6,962	5,946
Order flow expense	895	795	3,266	3,323	4,086	4,704	1,674
Other expenses [3]	4,526	1,550	5,611	3,044	4,002	7,479	4,124

Total expenses	120,157	139,302	525,109	721,930	677,255	664,716	731,837
Income (loss) before income taxes	(7,305)	14,280	26,427	193,541	189,690	292,072	470,079
Provision for income taxes	1,974	3,284	10,276	30,841	27,834	28,972	39,664

Net income (loss)	$(9,279)	$10,996	$16,151	$162,700	$161,856	$263,100	$430,415

Basic and diluted earnings (loss) per unit	$(0.82)	$0.86	$1.29	$12.79	$12.12	$21.78	$35.20

Other Comprehensive Income
Other comprehensive income [4]	12,028	—	114,319	—	—	—	—

Total comprehensive income	$2,749	$10,996	$130,470	$162,700	$161,856	$263,100	$430,415

*	Totals may not add due to rounding.
1.	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO” beginning on page [ ] for explanations and key drivers of GETCO’s financial statement line items during the periods covered thereby.
2.	Includes $3,327 and $3,370 of non-cash unit-based compensation costs for the three months ended March 31, 2013 and 2012, respectively, and $13,584, $41,324, $49,547, $48,501, and $37,664 of non-cash unit-based compensation expense for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.
3.	Includes restructuring costs and lease loss, interest expense on corporate borrowings and capital lease obligations, exchange fees/dues, exchange memberships, regulatory dues, and bank fees.
4.	Represents GETCO’s unrealized gain on the Knight investment and an $84 translation gain on the Indian Rupee (“INR”) resulting from the accounting consolidation of GETCO India. GETCO India’s functional currency is INR.

	(Unaudited) as of March 31, 2013	As of December 31,
(amounts in thousands)		2012	2011	2010	2009	2008
Consolidated Statements of Financial Condition:
Cash and cash equivalents [1]	$352,154	$427,631	$607,689	$614,025	$638,326	$436,674
Total assets [2]	1,728,680	1,687,536	1,302,355	1,185,091	965,790	802,259
Capital lease obligations	19,226	24,191	24,461	21,654	—	—
Long term debt	15,000	15,000	15,000	—	20,000	20,000
Total liabilities	759,077	721,725	364,869	314,522	175,932	264,194
Members’ equity	969,603	965,811	937,486	870,569	789,858	538,065

1.	GETCO defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.
2.	At March 31, 2013, December 31, 2012, and December 31, 2011, $1,273,151 (73.6%), $1,237,531 (73.3%) and $980,193 (75.3%), respectively, of total assets consisted of cash and other assets readily convertible into cash.

	(Unaudited) Three months ended March 31,		For the year ended December 31,
(amounts in thousands)*	2013	2012	2012	2011	2010	2009	2008
Consolidated Statements of Cash Flows:
Purchase of software, furniture, equipment and leasehold improvements	$6,157	$9,953	$31,389	$62,790	$48,699	$49,257	$35,545

Discretionary distributions	—	4,928	14,830	109,575	85,000	—	—
Tax distributions [1]	—	(6,775)	11,053	12,651	40,680	108,492	95,831
Other distributions [2]	—	10,000	11,178	—	—	—	—

Total members’ distributions	—	8,154	37,061	122,227	125,680	108,492	95,831
Cash paid for interest [3]	1,325	871	8,084	3,641	1,711	2,321	7,389

*	Totals may not add due to rounding.
1.	Mandatory tax distributions for the three months ended March 31, 2012 represents an increase in the members’ distribution liability for amounts that were subsequently paid in 2012.
2.	Other distributions represent unit repurchases of tendered units whereby active members sold a portion of their unit holdings to GETCO.
3.	Cash paid for interest represents interest on capital lease obligations and interest paid on GETCO’s secured and unsecured bank facilities.

	(Unaudited) Three months ended March 31,		(Unaudited) For the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Other Operating Metrics:
Ending Headcount	404	442	409	414	310	247	189
Total revenue per NYSE trading day (in thousands) [1]	$1,881	$2,477	$2,206	$3,633	$3,440	$3,797	$4,751
Total expenses per NYSE trading day (in thousands) [1]	$2,003	$2,247	$2,100	$2,865	$2,688	$2,638	$2,893
Compensation and benefits as a % of total revenue	29%	27%	29%	27%	26%	26%	27%
Select Market Volume Metrics [2]
U.S. cash equities (in billions) [3]	6.4	6.8	6.4	7.8	8.5	9.8	8.8
CME interest rate (in millions) [4]	5.7	5.6	4.8	6.0	5.4	4.3	6.1
European cash equities (total notional € in billions; lit volume) [5]	€1,809.5	€2,035.2	€7,100.5	€9,254.8	€8,697.6	€7,134.4	€10,669.9
Select Volatility
VIX (average for the period)	13.5	18.2	17.8	24.2	22.5	31.5	32.7
S&P 500 (average realized 20-day volatility)	11.2	11.1	12.8	20.8	17.2	26.2	35.0
Euro Stoxx 50 futures (average realized 20-day volatility)	13.7	21.2	20.4	25.9	22.2	27.5	34.8
10-year treasury future (average realized 20-day volatility)	3.6	5.2	4.5	6.5	6.4	9.1	9.6
Select GETCO Internal Market Share Metrics [6]
U.S. cash equities [7]	4%	6%	5%	9%	15%	19%	n/a
U.S. equity futures [8]	3%	6%	4%	8%	14%	9%	n/a
U.S. fixed income cash treasuries [9]	15%	21%	17%	30%	38%	38%	n/a
U.S. fixed income treasury futures [10]	4%	13%	8%	18%	20%	20%	n/a
European cash equities [11]	2%	3%	3%	7%	11%	13%	n/a
European equity futures [12]	9%	16%	13%	20%	28%	24%	n/a

1.	The three months ended March 31, 2013 and 2012 include 60 and 62 NYSE trading days, respectively. 2012 includes 250 NYSE trading days due to Hurricane Sandy and the resulting market closure; 2009 through 2011 include 252 NYSE trading days; 2008 includes 253 NYSE trading days.
2.	Amounts reflect average daily share volume except for European cash equities, which reflects total period notional volume.
3.	Share volumes compiled based on data reported by NYSE, NASDAQ, BATS, and Bloomberg.
4.	Contract volume based on data reported by the Chicago Mercantile Exchange.
5.	Notional turnover, for lit venues only, as reported by Thomson Reuters.
6.	Market share information is calculated based on GETCO’s internal trading data and is prepared according to how GETCO internally reviews market share statistics; periods where internal trading data/volumes were not available are denoted by “n/a”.
7.	Represents GETCO’s internally calculated market share based upon market and trading data from the U.S. consolidated tapes.
8.	Represents GETCO’s internally calculated market share based upon market and trading data from the Chicago Mercantile Exchange and the IntercontinentalExchange.
9.	Represents GETCO’s internally calculated market share based upon market and trading data from Brokertec, Espeed, and GovEx.

10.	Represents GETCO’s internally calculated market share based upon market trading data from the Chicago Mercantile Exchange and ELX Futures, L.P.
11.	Represents GETCO’s internally calculated market share based upon market and trading data from NYSE Euronext, the London Stock Exchange, Borsa Italiana, Nasdaq OMX Europe, the Swiss Exchange, Turquoise, and Deutsche Boerse.
12.	Represents GETCO’s internally calculated market share based upon market and trading data from NYSE LIFFE, Eurex, the Amsterdam Stock Exchange, and Euronext Paris.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The following tables present selected unaudited pro forma condensed combined consolidated financial data from KCG’s consolidated statements of operations and balance sheet. The information under “Pro Forma Consolidated Statement of Operations Data” in the tables below gives effect to the mergers as if they had been consummated on January 1, 2012, the beginning of the earliest period presented. The information under “Pro Forma Consolidated Balance Sheet Data” in the tables below assumes the mergers had been consummated on March 31, 2013. This unaudited pro forma condensed combined consolidated financial data was prepared using the acquisition method of accounting with GETCO considered the accounting acquirer of Knight. See “The Mergers—Accounting Treatment” beginning on page [    ].

The selected unaudited pro forma condensed combined consolidated financial data has been derived from and should be read in conjunction with Knight’s and GETCO’s respective unaudited consolidated financial statements as of and for the three months ended March 31, 2013, and Knight’s and GETCO’s respective audited consolidated financial statements as of and for the year ended December 31, 2012, and the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements beginning on page [    ].

The pro forma selected data is provided under two scenarios. The minimum case assumes that existing Knight stockholders elect to receive no cash in the Knight merger. The maximum case assumes that existing Knight stockholders elect to receive the maximum amount of cash in the Knight merger of approximately $720.0 million as described in “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ].

The following selected unaudited pro forma condensed combined consolidated financial data is for illustrative purposes only and does not purport to indicate the financial results of KCG had the mergers taken place on January 1, 2012 for consolidated statement of operations purposes, and on March 31, 2013 for consolidated balance sheet purposes, and is not intended to be a projection of future results. The selected unaudited pro forma condensed combined consolidated financial data does not represent the impact of possible business model changes or potential changes to asset valuations due to changes in market conditions. The unaudited pro forma condensed combined consolidated financial data also does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” on page [    ]. The following selected unaudited pro forma condensed combined consolidated financial data should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” and related notes included in this document on page [    ].

Minimum Case

	(Unaudited)
(in millions except per share data)	Three months ended March 31, 2013	Year ended December 31, 2012
Pro Forma Consolidated Statements of Operations Data:
Total revenues	$398.1	$1,141.8
Total expenses	388.7	1,565.0

Total income (loss) before income taxes	9.4	(423.2)
Income tax expense (benefit)	3.6	(150.3)

Income (loss) from continuing operations attributable to the combined company	$5.8	$(272.9)

Earnings (loss) per share:
Basic	$0.03	$(1.50)
Diluted	$0.03	$(1.50)

	(Unaudited) as of March 31, 2013
Pro Forma Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,125.7
Financial instruments owned, at fair value(1)	7,551.3
Investments	145.9
Income taxes receivable(2)	123.0
Total assets	12,747.9
Short-term debt(3)	235.0
Long-term debt	624.2
Total liabilities	10,575.2
Total equity	2,172.7

(1)	Includes $139.9 million of short-term bond funds used for cash management purposes.
(2)	Includes $107.8 million special tax reimbursement for which cash was received on April 19, 2013.
(3)	Amount included in accounts payable and accrued expenses. Represents mandatory prepayment of First Lien Term Loan Facility due on the first anniversary of the closing date of the Mergers.

Maximum Case

	(Unaudited)
(in millions except per share data)	Three months ended March 31, 2013	Year ended December 31, 2012
Pro Forma Consolidated Statements of Operations Data:
Total revenues	$398.1	$1,141.8
Total expenses	388.7	1,565.0

Total income (loss) before income taxes	9.4	(423.2)
Income tax expense (benefit)	3.6	(150.3)

Income (loss) from continuing operations attributable to the combined company	$5.8	$(272.9)

Earnings (loss) per share:
Basic	$0.05	$(2.31)
Diluted	$0.05	$(2.31)

	(Unaudited) as of March 31, 2013
Pro Forma Consolidated Balance Sheet Data:
Cash and cash equivalents	$405.7
Financial instruments owned, at fair value(1)	7,551.3
Investments	145.9
Income taxes receivable(2)	123.0
Total assets	12,027.9
Short-term debt(3)	235.0
Long-term debt	624.2
Total liabilities	10,575.2
Total equity	1,452.7

(1)	Includes $139.9 million of short-term bond funds used for cash management purposes.
(2)	Includes $107.8 million special tax reimbursement for which cash was received on April 19, 2013.
(3)	Amount included in accounts payable and accrued expenses. Represents mandatory prepayment of First Lien Term Loan Facility due on the first anniversary of the closing date of the Mergers.

COMPARATIVE PER SHARE/UNIT DATA

The following table presents historical per share/unit data for Knight and GETCO and pro forma per share data for KCG as of the three months ended March 31, 2013 and the year ended December 31, 2012. Except for basic and diluted earnings per share/unit data of Knight and GETCO for the year ended December 31, 2012, the information provided in the table below is unaudited. The pro forma per share data gives effect to the mergers as if the mergers had occurred on March 31, 2013, in the case of book value data presented, and as if the mergers had occurred on January 1, 2012, in the case of earnings and dividend/distribution data presented.

The pro forma per share data is provided under two scenarios. The minimum case assumes existing Knight stockholders elect to receive no cash in the Knight merger. The maximum case assumes that existing Knight stockholders elect to receive the maximum amount of cash in the Knight merger of $720.0 million as described in “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ].

The KCG pro forma per share data was derived by combining information from the historical consolidated financial statements of Knight and GETCO giving effect to the mergers under the acquisition method of accounting for business combinations. As a result, the pro forma combined per share data has been based upon certain assumptions and adjustments as discussed in “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page [    ]. You should read the table in conjunction with the historical audited consolidated financial statements of GETCO contained in this joint proxy statement/prospectus and the historical audited consolidated financial statements of Knight that are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Index to GETCO Financial Statements” beginning on page [    ] and “Incorporation of Certain Documents by Reference” beginning on page [    ]. The pro forma data below is presented for illustrative purposes only and you should not rely on the pro forma per share data as indicative of actual results had the mergers occurred in the past, or of future results KCG will achieve after the merger.

Comparative Per Share/Unit Data

	Three months ended March 31, 2013	Year ended December 31, 2012
Knight Capital Group, Inc.—Historical Data
Earnings (loss) per share(3):
Basic	$0.04	$(5.38)
Diluted	$0.03	$(5.38)
Dividends declared per share of common stock	$—	$—
Book value per share of common stock(1)	$3.96	$4.07
GETCO Holding Company, LLC—Historical Data
Earnings (loss) per unit(3):
Basic	$(0.82)	$1.29
Diluted	$(0.82)	$1.29
Distributions per unit(2)	$—	$1.19
Book value per unit	$86.06	$85.83
KCG Holdings, Inc. Unaudited Pro Forma Combined Data—Minimum Case
Earnings (loss) per share(3):
Basic	$0.03	$(1.50)
Diluted	$0.03	$(1.50)
Cash dividend/distribution per share	$—	$0.08
Book value per share	$11.94
KCG Holdings, Inc. Unaudited Pro Forma Combined Data—Maximum Case
Earnings (loss) per share(3):
Basic	$0.05	$(2.31)
Diluted	$0.05	$(2.31)
Cash dividend/distribution per share	$—	$0.12
Book value per share	$12.31

(1)	Knight book value per share as of December 31, 2012 assumed conversion of all shares of Knight preferred stock into common stock.
(2)	Distributions per unit does not include distributions of $0.6 million related to 948,961 Participating Class E units outstanding on a weighted average basis for the year ended December 31, 2012. These distributions are excluded because of certain limitations on distributions per unit that can be received pursuant to the Class E Unit Award Agreements.
(3)	Earnings (loss) per share/unit from continuing operations. This does not include the impact of discontinued operations for Knight. This was ($0.08) and ($0.06) loss per share (for basic and diluted, respectively) for the three months ended March 31, 2013 and ($0.67) loss per share (for basic and diluted) for the year ended December 31, 2012.

RISK FACTORS

Risk Factors Relating to the Mergers

Knight stockholders and GETCO unitholders cannot be sure of the market price of the KCG common stock they will receive as consideration

Upon completion of the mergers, some Knight stockholders will, and all GETCO unitholders will, receive shares of KCG common stock. Shares of KCG common stock are not currently listed for trading on a national securities exchange, although such shares will be approved for listing on the NYSE prior to the completion of the mergers. Although shares of Knight are currently listed for trading on the NYSE, units of GETCO are not listed for trading on a national securities exchange and GETCO has not been subject to the reporting requirements of the Exchange Act.

The trading price of a share of KCG common stock is currently uncertain and we can provide no assurance as to the values at which shares of KCG will publicly trade. In addition, after completion of the mergers, the trading price of KCG common stock will be dependent on a number of conditions, including general market and economic conditions, changes in the Knight and GETCO businesses prior to the completion of the mergers, operations and prospects, and regulatory considerations, among other things. Some of these factors and conditions are beyond the control of Knight and GETCO.

In addition, although the shares of KCG common stock issuable in the mergers will be listed on the NYSE upon completion of the mergers, an active public market may not develop or be sustained after the completion of the mergers, which could affect the ability to sell, or depress the market price of, shares of KCG common stock. KCG cannot predict the extent to which a trading market will develop or how liquid that market might become.

The exchange ratios are fixed and will not be adjusted for changes affecting Knight or GETCO

The exchange ratio for Knight common stock and the GETCO ratios are fixed and will not be adjusted prior to completion of the mergers, including for changes affecting Knight or GETCO or for share or unit repurchases or issuances of common stock by Knight or units by GETCO, as permitted in limited circumstances by the merger agreement. Such changes may affect the value that Knight stockholders and GETCO Class A, Class B and Class P unitholders will receive upon completion of the mergers or may impact the market value of Knight common stock prior to completion of the mergers. GETCO is not permitted to terminate the merger agreement or resolicit the vote of voting unitholders solely because of changes in the market price of Knight’s common stock.

Knight stockholders may receive a form of consideration different from what they elect

Although each Knight stockholder may elect to receive all cash in the mergers, the pool of cash available for all Knight stockholders will be limited based on a fixed percentage of the number of shares of Knight common stock eligible for election in the mergers being converted into the merger consideration. As a result, if the aggregate cash election by Knight stockholders exceeds the maximum available, some consideration received by Knight stockholders who elected cash will be in a form that they did not choose.

The total number of shares of Knight common stock that will be converted into the right to receive cash will in no event exceed 66.7% of the total number of shares of Knight common stock that were converted into the right to receive consideration as a result of the mergers, which we refer to as the Cash Election Shares Limit. Within 3 business days after the consummation of the mergers as contemplated by the merger agreement, which we refer to as the effective time, if the cash consideration option is oversubscribed, KCG will cause the exchange agent to effect the allocation among the former holders of Knight common stock of rights to receive the Knight merger consideration as follows: (A) all holders of Knight common stock who elected consideration in the form of KCG common stock and those who made no election will receive the right to receive KCG common stock, (B) the exchange agent will then select from among the Knight common stock that elected the cash consideration, by a pro rata selection process, a sufficient number of shares to receive the KCG common stock consideration such that the aggregate number of shares of Knight common stock that will be paid the cash consideration equals the Cash Election Shares Limit; and (C) the shares of Knight Common Stock that elected cash that were not set aside by the exchange agent as those that would receive KCG common stock will be converted into the right to receive the cash consideration.

Jefferies, the largest stockholder in Knight with an approximate 23% ownership (as of May 1, 2013), has agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration would exceed $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total consideration in cash, while limiting the total cash consideration to be paid by KCG to not more than $720.0 million in the aggregate. The amount of cash consideration that Jefferies will be entitled to receive will depend on the elections of Jefferies and the other holders of Knight common stock. The following examples detail the cash consideration Jefferies would be entitled to receive under two scenarios:

•

Jefferies elects 100% cash consideration; total cash consideration elected less than $720 million: If Jefferies were to elect 100% cash consideration for its shares of Knight common stock, and the total cash consideration elected (taking into account the amount to be paid to Jefferies) was less than $720 million, Jefferies would be entitled to approximately $304.7 million in cash consideration, which is the maximum amount of cash Jefferies could receive.

•

All holders of Knight common stock, including Jefferies, elect 100% cash consideration: If Jefferies were to elect 100% cash consideration for its shares of Knight common stock and all other holders did the same, without giving effect to the waiver as a result of proration, Jefferies would be entitled to approximately $203.3 million in cash consideration, which represents cash for 66.7% of its shares of Knight common stock. However, pursuant to its agreement with GETCO, Jefferies would be required to waive its right to receive cash consideration to the extent required so that the total cash consideration (including cash to be paid to Jefferies) payable in the Knight merger would be less than $720 million. Accordingly, Jefferies would be required to waive the right to receive approximately $50.9 million in cash consideration and would instead receive a cash payment of approximately $152.4 million, which represents cash for 50.0% of its shares of Knight common stock.

Accordingly, even if a Knight stockholder (other than Jefferies) elects to receive cash in respect of 100% of their shares of Knight common stock, due to proration, such stockholder may only receive 66.7% of his, her or its consideration in cash.

Knight stockholders who make elections may be unable to sell their shares in the market pending the mergers

Knight stockholders may elect to receive cash, stock or mixed consideration in the mergers by completing an election form that will be sent under separate cover and is not being provided with this document. Elections will require that stockholders making the election turn in their Knight stock certificates. This means that during the time between when the election is made and the date the mergers are completed, Knight stockholders will be unable to sell their Knight common stock. If the mergers are unexpectedly delayed, this period could extend for a significant period of time. Knight stockholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. However, elections received after the election deadline will not be accepted or honored.

Knight stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management

Knight stockholders currently have the right to vote in the election of the board of directors of Knight and on other matters affecting Knight. Upon the completion of the mergers, each Knight stockholder who receives shares of KCG common stock will become a stockholder of KCG with a percentage ownership of KCG that is smaller than the stockholder’s current percentage ownership of Knight. Based on shares outstanding on May 1, 2013, it is currently expected that the former stockholders of Knight as a group will receive shares in the mergers constituting approximately between 37% and 58% of the outstanding shares of KCG common stock immediately after the mergers. Because of this, Knight stockholders may have less influence on the management and policies of KCG than they now have on the management and policies of Knight. In addition, Knight stockholders are subject to additional potential dilution due to the issuance of the warrants. If the warrants were exercised in full, up to an additional 25 million shares of KCG common stock would be issued. In that case, the shares of KCG common stock underlying the warrants would represent between approximately 12.1% of the outstanding shares of KCG common stock (assuming no cash election) and approximately 17.5% of the outstanding shares of KCG common stock (assuming a full cash election). For additional information on beneficial ownership of KCG, see “Description of KCG Holdings, Inc. Capital Stock—KCG Pro Forma Ownership” beginning on page [    ].

The market price for KCG common stock may be affected by factors different from those that historically have affected Knight

Upon completion of the mergers, certain holders of Knight common stock will become holders of KCG common stock. In addition, both Knight and GETCO will continue as wholly owned direct subsidiaries of KCG. Accordingly, KCG’s businesses will differ from those of Knight and the results of operations of KCG will be affected by some factors that are different from those currently affecting the results of operations of Knight. For example, KCG’s high frequency trading operations will be more substantial than those of Knight on a stand-alone basis. High frequency trading continues to be the focus of extensive and rigorous regulatory scrutiny by federal, state and foreign regulators and self-regulatory organizations, which we refer to as SROs. Accordingly, the market price of KCG common stock may be subject to regulatory risk related to KCG’s high frequency trading activities following the completion of the mergers. Knight’s market making segment primarily includes client-facing market making activities, while GETCO’s market making activities have historically been non-client-facing (i.e., proprietary). Following the completion of the mergers and the integration of the businesses of Knight and GETCO, KCG’s operations will include both substantial client- and non-client facing activities. Accordingly, KCG may be affected by factors relating to both such types of market making activities, including client sensitivities to KCG’s non-client trading activities such as high frequency trading operations. KCG’s clients may also be sensitive to the need to ensure proper information barriers are created between KCG’s high frequency trading operations and its client-facing market making activities. Further, Knight is currently a public company and GETCO is currently a private company. Following the completion of the mergers, KCG will be a public company, and its business and operations, including the business and operations conducted by GETCO prior to the completion of the mergers, will be subject to public company requirements, including periodic reporting requirements, compliance with the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC, which we refer to as the Sarbanes-Oxley Act, and scrutiny by industry or financial analysts. The market price of KCG common stock may be affected by KCG’s ability to comply with such requirements, which will not have been applicable to GETCO prior to the completion of the mergers. For a discussion of the businesses of KCG and Knight and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Incorporation of Certain Documents by Reference” beginning on page [    ]. For a discussion of the businesses of GETCO and of some important factors to consider in connection with those businesses, see “Information About the Companies—GETCO Holding Company, LLC” beginning on page [    ] and “Management’s Discussion and Analysis Financial Condition and Results of Operations of GETCO” beginning on page [    ].

KCG will have significant leverage

As a result of the mergers, KCG will have significantly more leverage than either Knight or GETCO did independently prior to the mergers. In connection with the mergers, it is estimated that the total amount of funds required to pay the cash portion of the merger consideration, refinance substantially all of Knight’s and

GETCO’s existing long-term debt, and pay related fees and expenses, will be approximately $1.2 billion (assuming a full cash election payment of $720.0 million to Knight stockholders). GETCO expects this amount to be funded through a combination of cash on hand at Knight and GETCO, the contribution in cash of up to $55.0 million from the equity financing by affiliates of General Atlantic and the proceeds of the first lien credit facility and an offering of senior secured second lien notes as described elsewhere in this joint proxy statement/prospectus. For a description of the terms of the financing, see “The Mergers—Financing Matters” beginning on page [    ].

As a result of the credit facility entered into, and/or the notes issued, in connection with the mergers, KCG will have a significant amount of leverage following the mergers. This leverage may have important negative consequences for KCG, including:

•	increasing its vulnerability to general adverse economic and industry conditions;

•

requiring it to dedicate a portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	making it difficult for it to optimally manage the cash flow for its businesses;

•	limiting its flexibility in planning for, or reacting to, changes in its businesses and the markets in which it operates;

•	placing it at a competitive disadvantage compared to its competitors that have less debt;

•

subjecting it to a number of restrictive covenants that, among other things, limit its ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds, and make capital expenditures and other investments, and

•	exposing it to interest rate risk due to the variable interest rate on borrowings under its credit facility.

The actual amount of debt financing incurred by KCG in connection with the closing will depend on a number of factors including asset sales prior to the closing and other factors. As a result, KCG anticipates that the total amount of the debt financing incurred in connection with the closing will be less than the maximum amount of financing provided for in the commitment letter. For further discussion of both the planned financing and the committed financing, see “Summary—Financing Matters” beginning on page [    ].

KCG’s ability to make payments of the principal on and refinance its indebtedness, will depend on its future performance, its ability to generate cash flow and market conditions, each of which is subject to economic, financial, competitive and other factors beyond its control. KCG’s business may not continue to generate cash flow from operations sufficient to service its debt and make necessary capital expenditures. If KCG is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, undertaking additional borrowings or issuing additional debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. KCG’s ability to refinance all or a portion of its indebtedness will depend on the capital markets, the credit markets and its financial condition at such time. KCG may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in increased financing costs or a default on its debt obligations.

KCG may fail to realize the anticipated benefits of the mergers

The success of the mergers will depend on, among other things, KCG’s ability to combine the businesses of GETCO and Knight in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Knight or GETCO nor result in materially decreased revenues due to loss of customers. If KCG is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.

GETCO and Knight have operated and, until the completion of the mergers, will continue to operate, independently. Certain employees of Knight and GETCO may not be employed after the mergers. In addition, employees of Knight and GETCO that KCG wishes to retain may elect to terminate their employment as a result of the mergers, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of GETCO’s or Knight’s ongoing businesses or cause issues with standards, controls, procedures and policies that adversely affect the ability of GETCO or Knight to maintain relationships with customers and employees or to achieve the anticipated benefits of the mergers.

The market price of KCG common stock may decline if, among other factors, the integration of the Knight and GETCO businesses is unsuccessful, the operational cost savings estimates are not realized or the transaction costs related to the mergers are greater than expected. The market price of KCG common stock also may decline if KCG does not achieve the perceived benefits of the mergers as rapidly as, or to the extent, anticipated by financial or industry analysts or if the effect of the mergers on KCG’s financial results is not consistent with the expectations of financial or industry analysts.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met

As members of FINRA, Knight Capital Americas LLC (a subsidiary of Knight) and GETCO Securities, LLC and GETCO Execution Services, LLC (subsidiaries of GETCO and registered broker-dealers) are required to file with FINRA applications for approval of their change in ownership resulting from the transaction. A joint application was filed with FINRA on January 24, 2013.

Knight Capital Europe Limited (a subsidiary of Knight) and GETCO Europe Limited and Automat Ltd. (subsidiaries of GETCO) conduct activities in the United Kingdom that are regulated by the FSA. Accordingly, the approval of the FSA must be obtained prior to closing. A joint application was submitted to the FSA requesting approval on February 7, 2013.

OCTEG, LLC (a subsidiary of GETCO) is a registered broker-dealer but is not a member of FINRA. OCTEG’s designated examination authority is NYSE Arca, which has a regulatory services agreement with FINRA that covers the approvals discussed herein. Accordingly, the change of control of OCTEG, LLC was covered in the application to FINRA discussed above and no additional approval is required.

In addition, approvals with respect to Knight, GETCO or their respective subsidiaries may be required from, or notices may be required to be provided to, other regulatory bodies in connection with the mergers, including certain state regulatory bodies in the United States. These regulatory bodies may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the mergers or of imposing additional costs or limitations on KCG following the mergers. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the mergers.

The merger agreement may be terminated in accordance with its terms and the mergers may not be completed

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the mergers. Those conditions include: approval of the merger agreement by Knight stockholders and GETCO voting unitholders, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the mergers, effectiveness of the registration statement of which this document is a part, approval of the shares of KCG common stock to be issued to Knight stockholders and GETCO unitholders (including upon exercise of the warrants) for listing on the NYSE, the continued accuracy of the representations and warranties by both parties (subject to applicable materiality qualifiers) and the performance by both parties, in all material respects, of their covenants and agreements, and the receipt by Knight, GETCO and GA-GTCO of legal opinions from their respective tax counsels. These conditions to the closing of the mergers may not be fulfilled and, accordingly, the mergers may not be completed. In addition, if the mergers are not completed by July 19, 2013, either GETCO or Knight may choose not to proceed with the mergers, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, GETCO or Knight may elect to terminate the merger agreement in certain other circumstances. For a more complete description of these circumstances, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page [    ].

Termination of the merger agreement could negatively impact Knight and GETCO

In the event the merger agreement is terminated, Knight’s or GETCO’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, and the market price of Knight common stock might decline to the extent that the current market price reflects a market assumption that the mergers will be completed. If the merger agreement is terminated and Knight’s or GETCO’s board of directors seeks another merger or business combination, Knight stockholders or GETCO unitholders (as applicable) cannot be certain that Knight or GETCO will be able to find a party willing to offer equivalent or more attractive consideration than the merger consideration provided in the mergers. If the merger agreement is terminated under certain circumstances, the terminating party may be required to pay a termination fee of $53.0 million or a portion thereof. See “The Merger Agreement—Termination Fees” beginning on page [    ].

Knight and GETCO will be subject to business uncertainties and contractual restrictions while the mergers are pending

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on Knight or GETCO and consequently on KCG. These uncertainties may impair Knight’s or GETCO’s ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with Knight or GETCO to seek to change existing business relationships, cease doing business with Knight or GETCO or cause potential new customers to delay doing business with Knight, GETCO or KCG until the mergers have been successfully completed. Retention of certain employees may be challenging during the pendency of the mergers, as certain employees may experience uncertainty about their future roles or compensation structure. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, KCG’s business following the mergers could be negatively impacted. In addition, the merger agreement restricts Knight and GETCO from making certain acquisitions and taking other specified actions until the mergers are completed without the consent of the other party. These restrictions may prevent Knight or GETCO from pursuing attractive business opportunities that may arise prior to the completion of the mergers. See “The Merger Agreement—Covenants of Knight, GETCO and GA-GTCO” beginning on page [    ] for a description of the restrictive covenants applicable to Knight and GETCO.

Knight and GETCO directors and officers may have interests in the mergers different from the interests of Knight stockholders and GETCO unitholders

The interests of some of the directors and executive officers of Knight and GETCO may be different from those of Knight stockholders and GETCO unitholders, and directors and officers of Knight and GETCO may be participants in arrangements that are different from, or are in addition to, those of Knight stockholders and GETCO unitholders. These interests may present such directors or executive officers with actual or potential conflicts of interest. For both Knight and GETCO, these interests include the continued employment of certain executive officers by KCG, the continued service of certain directors as directors of KCG, continued indemnification and insurance with respect to claims arising out of or from services to Knight and GETCO, the establishment of a retention program with a retention pool of not less than $10.0 million in the aggregate to be allocated to employees, including officers, of Knight and GETCO. For Knight directors and executive officers specifically, these interests include accelerated vesting of certain restricted stock units, participation in Knight’s severance policy and deferred compensation plan and, for Mr. Joyce, a lump sum retention payment of

$7.5 million dollars upon the consummation of the mergers. For GETCO directors and executive officers specifically, these interests include the accelerated vesting of all unvested B units, for Messrs. Ross and Dark, the accelerated vesting of all incentive units and for Mr. Smith, payment of outstanding deferred cash awards. For a more detailed description of these interests, see “The Mergers—Interests of Certain of Knight’s Directors and Executive Officers in the Mergers” beginning on page [    ] and “The Mergers—Interests of Certain of GETCO’s Directors and Executive Officers in the Mergers” beginning on page [    ].

The total estimated compensation to be paid to Knight directors and executive officers that is based on or otherwise relates to the mergers is approximately $22.4 million. The total estimated compensation to be paid to GETCO directors and executive officers that is based on or otherwise relates to the mergers is approximately $13.1 million. The estimates in the preceding two sentences were determined assuming an effective date of April 30, 2013 for both the mergers and, where applicable, termination of the executives’ employment and using a per share price of KCG common stock of $10.47 (the average closing market price of Knight common stock over the first five business days following the public announcement of the transaction on December 19, 2012 multiplied by three) and a value of $2.95 per warrant (as calculated using the Black Scholes method and a $10.47 price per share of KCG common stock). The estimates further assume, in accordance with the terms of the merger agreement, that all Knight and/or GETCO securities held by such directors and executive officers will be subject to conversion into securities of KCG at the applicable exchange ratio. These amounts are estimates based on multiple assumptions that may or may not actually occur or be accurate on the actual effective date. As a result, the actual amounts, if any, to be received by the directors and the executive officers may materially differ from these amounts. For a more detailed description of compensation to Knight and GETCO’s named executive officers, see “The Mergers—Merger-Related Compensation for Knight’s Named Executive Officers” beginning on page [    ] and “The Mergers—Golden Parachute Compensation of Certain GETCO Executives” beginning on page [    ].

Certain directors and executive officers of Knight and GETCO will own shares of KCG after the mergers. Although the anticipated beneficial ownership of KCG common stock after the mergers will not be known until after completion of the election process, based on outstanding Knight shares and GETCO units as of May 1, 2013 and without giving effect to the issue of shares in connection with the warrants:

•

Messrs. Schuler and Tierney, current directors of GETCO, will each beneficially own 13.7 million shares of KCG common stock, which will represent between approximately 7.6% and 11.7% of KCG common stock;

•

Due to their association with General Atlantic, Messrs. Kern and Morris, current directors of GETCO, may be deemed to beneficially own 28.5 million shares of KCG common stock to be issued to affiliates of General Atlantic, which will represent between approximately 15.7% and 24.2% of KCG common stock. Messrs. Kern and Morris will disclaim beneficial ownership of such shares;

•	Mr. Smith, Head of Europe for GETCO, will own 3.2 million shares of KCG common stock, which will represent between approximately 1.8% and 2.7% of KCG common stock;

In addition, the following table details the warrants expected to be issued to GETCO’s directors and executive officers based on outstanding Knight shares and GETCO units as of May 1, 2013:

GETCO Directors and Executive Officers	Expected Warrant Ownership
Daniel Coleman	161,132
Jerry Dark	46,685
John DiBacco	8,268
Rene Kern*	8,094,683
Darren Mast	89,012
John McCarthy	40,829
John C. Morris*	8,094,683

GETCO Directors and Executive Officers	Expected Warrant Ownership
Farid Moslehi	14,641
Jonathan Ross	49,827
Stephen Schuler	4,712,949
Robert Smith	1,098,402
Daniel Tierney	4,712,949
Scott Wertheimer	14,209

*	Due to their association with General Atlantic, Messrs. Kern and Morris, current directors of GETCO, may be deemed to beneficially own warrants expected to be issued to affiliates of General Atlantic in connection with the mergers, but will disclaim beneficial ownership of such warrants.

For a more detailed description of the beneficial ownership of KCG, Knight and GETCO, see “Description of KCG Holdings, Inc. Capital Stock—KCG Pro Forma Ownership” beginning on page [    ], “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management of Knight” beginning on page [    ], “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management of GETCO” beginning on page [    ].

Shares of KCG common stock to be received by Knight stockholders as a result of the mergers will have rights different from shares of Knight common stock

Upon completion of the mergers, the rights of former Knight stockholders who become KCG stockholders will be governed by the amended and restated certificate of incorporation and amended and restated bylaws of KCG. The rights associated with Knight common stock are different from the rights associated with KCG common stock. Among other differences, the amended and restated bylaws of KCG will provide that for the first three years following the effective time of the mergers, the composition of the KCG board of directors will be subject to certain restrictions designed to ensure that the board remains comprised of Knight directors and GETCO directors in the same proportion as will exist immediately following the effective time of the mergers. Similarly, the amended and restated bylaws of KCG provide that for the first three years following the effective time of the mergers, Mr. Coleman shall serve as the President and Chief Executive Officer of KCG and Mr. Joyce shall serve as the Executive Chairman of KCG, and that the duties, authority and reporting relationships of Mr. Coleman and Mr. Joyce will not be amended or modified without approval by at least 75% of the KCG board of directors. These provisions may make it more difficult for KCG stockholders to change the composition of the KCG board of directors for the three years following the completion of the mergers, or to effect changes to the roles and responsibilities of Mr. Coleman and Mr. Joyce during such period. See “Comparison of Stockholder and Unitholder Rights” beginning on page [    ] for a discussion of the different rights associated with KCG common stock.

GA-GTCO will receive merger consideration that differs from what other GETCO unitholders will receive

Pursuant to GETCO’s operating agreement, the Class P Units, which are held exclusively by GA-GTCO, are entitled to a liquidation preference in connection with any transaction that is a “Capital Event,” such as the GETCO merger. No other units of GETCO have a liquidation preference. Consequently, the merger consideration received by GA-GTCO and its affiliates in exchange for such Class P Units will differ from that received by other GETCO unitholders. After accounting for a $23 million voluntary reduction by GA-GTCO of its full liquidation preference, GA-GTCO will receive shares of KCG common stock and warrants to acquire shares of KCG common stock with a value of approximately $288 million for the units of GETCO it holds as of the closing (but excluding units issued in the equity financing).

Shares of KCG common stock will be subject to dilution as a result of exercise of the warrants

The shares of KCG common stock issued in connection with the mergers will be subject to dilution upon exercise of the warrants. Up to 25.0 million shares of KCG common stock may be issued in connection with exercise of the warrants issued as part of the aggregate GETCO/GA-GTCO merger consideration. These warrants have exercise prices ranging from $12.00 to $15.00 and terms of between four and six years. The warrants may be exercised at any time, even if the current market price of the KCG common stock is below the applicable exercise price.

The market price of KCG’s common stock will likely be influenced by the warrants. For example, the market price of KCG’s common stock could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of a substantial number of additional shares of KCG’s common stock received upon exercise of the warrants.

The merger agreement and related voting and support agreements contain provisions that may discourage other companies from trying to acquire Knight or GETCO for greater merger consideration

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Knight or GETCO that might result in greater value to Knight’s stockholders or GETCO’s unitholders than the mergers. These provisions include a general prohibition on Knight and GETCO from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Moreover, certain Knight stockholders and GETCO unitholders have entered into voting and support agreements to vote in favor of the mergers and not to support any other merger proposal by a third party. For further information, see “The Merger Agreement—Voting and Support Agreements” beginning on page [    ].

In addition, Knight or GETCO may be required to pay a termination fee of $53.0 million in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the section entitled “The Merger Agreement—Termination Fees” beginning on page [    ].

The unaudited pro forma condensed combined consolidated financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the mergers may differ materially

The unaudited pro forma condensed combined consolidated financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what KCG’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the Knight identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Knight as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the unaudited pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page [    ].

The opinions of Knight’s and GETCO’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the mergers

Knight and GETCO have not obtained updated opinions from their respective financial advisors as of the date of this document. Changes in the operations and prospects of Knight or GETCO, general market and economic conditions and other factors that may be beyond the control of Knight or GETCO, and on which Knight’s and GETCO’s financial advisors’ opinions were based, may significantly alter the value of Knight or GETCO, the prices of the shares of Knight common stock by the time the mergers are completed or the future price at which KCG’s common stock trades. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. The opinions will not address the fairness of the merger consideration from a financial point of view at the time a Knight stockholder or GETCO unitholder votes or at the time the mergers are completed. Knight’s Board of Directors’ recommendation that Knight stockholders vote “FOR” adoption of the merger agreement and GETCO’s Board of Directors’ recommendation that GETCO unitholders vote “FOR” approval of the merger agreement, however, are made as of the date of this document. For a description of the opinions that GETCO and Knight received from their respective financial advisors, please refer to “The Mergers—Opinion of Sandler O’Neill” beginning on page [    ] and “The Mergers—Opinion of BofA Merrill Lynch” beginning on page [    ].

GETCO’s unaudited prospective financial information is based on various assumptions that may not prove to be correct

The unaudited prospective financial information set forth in the forecast included under “The Mergers—Certain Unaudited Prospective Financial Information” beginning on page [    ] is based on assumptions of, and information available to, GETCO, at the time they were prepared and provided to Knight and Knight’s and GETCO’s financial advisors. GETCO does not know whether the assumptions they made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond GETCO’s control. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in “Risk Factors” beginning on page [    ], the events and/or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ] and the information provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO—Quantitative and Qualitative Disclosures About Market Risks” beginning on page [    ] will be important in determining GETCO’s and/or KCG’s future results. As a result of these contingencies, actual future results may vary materially from GETCO’s estimates. In view of these uncertainties, the inclusion of certain GETCO unaudited prospective financial information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

The unaudited prospective financial information presented herein was prepared solely for internal use and not prepared with a view toward public disclosure or toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made. GETCO reviews and updates its internal projections regularly and has revised its internal projections included in this joint proxy statement/prospectus since December 2012 based on, among other things, actual experience and business developments. However, neither GETCO nor KCG undertakes any obligation to update the unaudited prospective financial information herein to reflect events or circumstances after the date such unaudited prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by GETCO. Moreover, neither GETCO’s independent accountants, PricewaterhouseCoopers LLP, nor any other independent accountants have compiled, examined or performed any procedures with respect to GETCO’s unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, PricewaterhouseCoopers LLP assumes no responsibility for GETCO’s unaudited prospective financial information. The PricewaterhouseCoopers LLP report included in this joint proxy statement/prospectus related to the GETCO financial statements and related notes for the year ended December 31, 2012, which appear in this document under the heading “Index to GETCO Financial Statements” on page [    ], relates to the historical financial information of GETCO. It does not extend to the unaudited prospective financial information and should not be read to do so. See “The Mergers—Certain Unaudited Prospective Financial Information” beginning on page [    ] for more information.

Purported stockholder class action/derivative complaints have been filed against Knight, GETCO, GA-GTCO, the members of Knight’s board of directors, and certain large stockholders of Knight; an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the mergers and result in substantial costs

Since the announcement of the mergers, several putative class action and/or derivative lawsuits have been filed by purported stockholders of Knight challenging the mergers. The actions generally allege, among other things, that Knight’s directors breached their fiduciary duties by approving the merger agreement and the mergers at an unfairly low price and by agreeing to certain provisions in the merger agreement and to certain voting agreements, which allegedly make it less likely that other bidders would make successful competing offers for Knight, that certain of Knight’s directors have conflicts of interest in connection with the transaction, including that they were appointed by an investor group that included GETCO, and that the directors breached their fiduciary duties by providing stockholders with allegedly deficient disclosures about the proposed transaction. Some of the actions allege that certain stockholders of Knight breached alleged fiduciary duties in connection with the Knight board’s approval of the merger. Various of the actions also allege that Knight, GETCO, GA-GTCO and/or General Atlantic aided and abetted the Knight board of directors’ alleged breaches of fiduciary duty. The actions seek, among other relief, to enjoin the mergers. In addition, one action asserts derivative claims against the seven Knight directors who served as of August 1, 2012, alleging that those directors breached their fiduciary duties and wasted corporate assets by failing to erect and oversee effective safeguards to prevent against trading incidents, such as the one that occurred on August 1, 2012, for which Knight incurred a realized pre-tax loss of approximately $457.6 million. The derivative claims seek, among other things, an order requiring the relevant Knight directors to pay restitution and/or compensatory damages. The defense or settlement of any lawsuit or claim may have a material adverse effect on KCG’s business, financial condition or results of operations. See “The Mergers—Litigation Relating to the Mergers.”

The planned first lien credit facility will not close until the closing date

Although syndication of the planned first lien credit facility has closed, pricing for the facility has been set and final allocation of the loan is planned for the week of May 27, 2013, the planned first lien credit facility will not close until the closing date. If the planned first lien credit facility does not close, for any reason, KCG will seek alternative financing, include some or all of the committed financing. The terms of the committed financing or any other alternative financing may be less favorable to KCG compared to the planned first lien credit facility, including by having a portion be additional second lien financing, requiring KCG to incur additional interest expense, containing more restrictive provisions with respect to repayments, and including additional financial and other covenants.

If the planned financing is not available, KCG will seek alternative financing, including pursuant to the commitment letter. If the committed financing or other alternative financing is not available, the mergers may not be completed or the terms of any alternative financing that is obtained may be less favorable than those contemplated by the commitment letter

On December 19, 2012, GETCO entered into a commitment letter with Jefferies Finance and, on February 5, 2013, GETCO and Jefferies Finance entered into a related joinder agreement with Goldman Sachs. Pursuant to the commitment letter and the joinder agreement, Jefferies Finance and Goldman Sachs committed to provide a first lien term loan facility in an aggregate principal amount of $450.0 million, a first lien revolving facility in an aggregate principal amount of $20.0 million and a second lien bridge loan facility in an aggregate principal amount of up to up to $550.0 million. The committed amount of the committed first lien credit facilities was reduced to $362.2 million due to the receipt of a special tax reimbursement of $107.8 million by Knight on April 19, 2013. The committed financing is subject to various conditions, including no event having occurred that would have a material adverse effect on Knight, Knight and GETCO having a sufficient level of cash, the contribution in cash of up to $55.0 million by affiliates of General Atlantic, the execution of satisfactory documentation and other customary closing conditions. For a more detailed discussion of the conditions to the debt financing commitment, see “The Mergers—Financing Matters” beginning on page [    ].

GETCO’s obligation to complete the mergers is not subject to a financing condition. If the planned financing, committed financing or alternative financing is not available or is available on less favorable terms, the mergers may not be completed. In the event the committed financing becomes unavailable and other alternative financing is obtained, such alternative financing might be on less favorable terms and conditions than the committed financing.

Jefferies is one of GETCO’s financial advisors, has committed to provide financing for the mergers and is the largest beneficial owner of stock in Knight, and may have interests that are different from those of GETCO unitholders generally

Jefferies may have interests in the transactions that are different from, or in addition to, the interests of GETCO unitholders and Knight stockholders generally. These interests may present Jefferies with actual or potential conflicts of interest. Jefferies is acting as financial advisor to GETCO in connection with the mergers, for which GETCO has agreed to pay Jefferies an aggregate fee of $14.0 million, $3.0 million of which became payable upon execution of the merger agreement with the balance payable only upon completion of a transaction with Knight. In addition, Jefferies has committed to provide financing for the mergers, and, if KCG borrows the full amount of the available commitments, Jefferies would receive fees of approximately $27.1 million for such financial services. Jefferies is also a stockholder of Knight and, prior to consummation of the proposed transactions, may be deemed to beneficially own approximately 21.7% of the shares of Knight common stock, making it the largest beneficial holder of Knight. The actual amount of KCG common stock owned by Jefferies will depend on the results of the cash / stock election and could be as low as 0% if Jefferies were the only Knight holder to elect cash and as high as 24.0% if Jefferies elected no cash and all other Knight holders elected the maximum amount of cash. For example, in the minimum case, which assumes that no existing Knight stockholders will elect to receive cash consideration for their shares of Knight common stock, Jefferies is expected to beneficially own approximately 14.9% of the shares of KCG common stock outstanding after the completion of the mergers. In the maximum case, which assumes that each holder of Knight common stock eligible for election in the mergers properly elects to receive cash consideration for 66.7% of his, her or its shares of Knight common stock (and Jefferies is required to waive its right to receive cash consideration with respect to a portion of its shares), Jefferies is expected to beneficially own approximately 10.1% of the shares of KCG common stock outstanding after the completion of the mergers. For more information relating to Jefferies’ role, see “The Mergers—Interests of Jefferies in the Mergers” beginning on page [    ].

Knight and GETCO will incur substantial transaction-related costs in connection with the mergers

Knight and GETCO have incurred, and expect to continue to incur, a number of non-recurring transaction-related costs associated with completing the mergers, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of Knight and GETCO. These costs could have a material adverse effect on Knight’s and GETCO’s financial conditions and operating results.

Knight and GETCO currently expect transaction related fees to be approximately $41.9 million with an additional approximately $28.1 million of expenses capitalized as deferred debt placement costs. In addition, based on the maximum case described in the “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” beginning on page [    ], Knight and GETCO would use approximately $385.7 million of cash on hand to finance the mergers (assuming a full cash election). There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset these and other incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

The adjustment to the exchange ratios effected by the amendment to the original merger agreement may not increase the market price of KCG common stock in the manner anticipated.

Knight and GETCO expect that the adjustment to the exchange ratios effected by the amendment to the original merger agreement will increase the market price of KCG common stock relative to the expected trading price of KCG common stock under the exchange ratios contained in the original merger agreement. However, the effect of the exchange ratio adjustments on the market price of KCG common stock cannot be predicted with certainty. It is possible that the adjustments to the exchange ratios will not cause the KCG common stock price after closing to increase as anticipated.

The cash / stock election for Knight shareholders and the exchange ratios may cause the liquidity of the KCG common stock to be less than that of Knight common stock prior to the mergers.

Subject to certain exceptions, Knight stockholders will have the right to convert up 66.67% of their shares of Knight common stock into cash in connection with the Knight merger. Those shares of Knight common stock that are not converted into cash, will convert into shares of KCG common stock at a ratio of 3 to 1. Accordingly, even after the issuance of shares of KCG common stock in the GETCO and GA-GTCO mergers, the number of outstanding shares of KCG common stock following the mergers may be less than current number of outstanding shares of Knight common stock. Before giving any effect to adjustments for cash in lieu of fractional shares, if the Knight stockholders elect the maximum or minimum amount of cash, there will be 117.9 million or 181.9 million shares, respectively (based on shares and units outstanding as of May 1, 2013), of KCG common stock outstanding, compared to approximately 374.8 million shares of Knight common stock outstanding as of May 1, 2013 (including RSUs). The lower number of shares of KCG common stock issued and outstanding following the mergers, relative to the shares of Knight common stock issued and outstanding prior to the completion of the mergers may result in relatively lower liquidity in the market for the shares of KCG common stock, which in turn may increase the transaction costs of buying and selling the shares. In addition, the adjustments to the exchange ratios may increase the number of stockholders who own odd lots (less than 100 shares) of KCG common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting sales.

Risk Factors Relating to the Warrants

For a complete description of the warrant agreement and the warrants, see “The Merger Agreement—Warrant Agreement and the Warrants” beginning on page [    ].

The value of the warrants to be issued in the GETCO merger is speculative

The value of the warrants to be issued as part of the GETCO merger consideration is speculative. In the event that the value of KCG common stock does not exceed the exercise price of the warrants during the periods when the warrants are exercisable, the warrants may have limited or no value. Because the market for the warrants may be limited, volatile or sporadic, warrant holders may have to bear the economic consequences of holding such warrants for the entire term of the warrants.

There may not be a trading market for the warrants

The warrants will not be listed or displayed on any securities exchange or electronic communications network. There can be no assurance that any market will develop for the warrants. Even if there is a secondary market, it may not provide significant liquidity and transactions costs may be high. As a result, the difference between bid and asked prices for the warrants in any secondary market could be substantial.

Holders who exercise their warrants for shares of KCG common stock will incur immediate and future dilution

Upon exercise of warrants for shares of KCG common stock, holders could experience immediate and substantial dilution if the exercise price of the warrants at the time were higher than the net tangible book value per share of the outstanding KCG common stock. In addition, holders will experience dilution (subject to the anti-dilution protections contained in the warrants and described herein) when KCG issues additional shares of common stock.

Holders of the warrants will have no rights as common stockholders of KCG until they acquire KCG common stock

Until a holder acquires shares of KCG common stock upon exercise of the warrants, such holder will have no rights with respect to KCG common stock, including rights to receive dividend payments, to vote or to respond to tender offers. Upon exercise of the warrants, a holder will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

The exercise price of, and the number of shares underlying, the warrants may not be adjusted for all dilutive events

The exercise price of, and the number of shares underlying, the warrants are subject to adjustment for certain events, including, but not limited to, stock splits, subdivisions, reclassifications or combinations, certain issuances of common shares or convertible securities, certain distributions of securities, indebtedness, assets, rights or warrants, certain share repurchases and certain cash dividends as described in “The Merger Agreement—Warrant Agreement and the Warrants—Adjustments to Prevent Dilution” on page [    ]. The exercise price will not be adjusted, however, for other events, such as a third-party tender or exchange offer, a merger or reorganization in which KCG common stock is acquired for cash or an issuance of common stock for cash, that may adversely affect the trading price of the warrants or KCG common stock. Other events that adversely affect the value of the warrants may occur that do not result in an adjustment to such exercise price.

The warrant agreement is not an indenture qualified under the Trust Indenture Act, and the obligations of the warrant agent are limited

The warrant agreement is not an indenture qualified under the Trust Indenture Act of 1939, as amended, which we refer to as the TIA, and the warrant agent is not a trustee qualified under the TIA. Accordingly, warrantholders will not have the benefits of the protections of the TIA. Under the terms of the warrant agreement, the warrant agent will have only limited obligations to the warrantholders. Accordingly, it may in some circumstances be difficult for warrantholders, acting individually or collectively, to take actions to enforce their rights under the warrants or the warrant agreement.

Risk Factors Relating to the Combined Company Following the Mergers

A number of industry-related risks may adversely affect the business, financial condition and operating results of KCG. The risks described below are all material risks currently known to be facing KCG. Additional risks and uncertainties not currently known to us also may adversely affect our business, financial condition and/or operating results in a material manner. In addition, KCG may also be affected by general risks not directly related to its business, including, but not limited to, acts of war, terrorism and natural disasters.

Conditions in the financial services industry and the securities markets may adversely affect KCG’s trading volumes and market liquidity

KCG’s revenues will be primarily transaction-based, and declines in global trading volumes, volatility levels, securities prices, commission rates or market liquidity could adversely affect the business and its profitability. To date in 2013, conditions in the financial services industry and across the securities markets are best characterized as stable with low trading volumes and volatility levels. There is no single factor or trend suggesting either a clearly favorable or adverse opportunity set for KCG’s businesses.

Market conditions, however, are not static. There may be periods when these conditions may have an adverse impact on KCG’s business and profitability, such as those witnessed in 2012. Declines in the volume of equities, fixed income and other financial transactions will generally result in lower revenues from market making and transaction execution activities. Lower levels of volatility, which tends to be correlated with trading volume, will have the same directional impact. Lower price levels of securities and other instruments, as well as tighter spreads, can result in reduced revenue capture, and thereby reduced profitability from trade executions. Increased competition can pressure commission rates, spreads and related fee schedules. Declines in market values of securities or other financial instruments can result in illiquid markets, which can increase the potential for losses on securities or other instruments held in inventory, the failure of buyers and sellers to fulfill their obligations and settle their trades, and increases in claims and litigation. Accordingly, reductions in trading volumes, volatility levels, securities prices, commission rates or market liquidity could materially affect KCG’s business and profitability.

KCG’s future operating results may fluctuate significantly as a result of numerous factors

KCG may experience significant variation in its future results of operations. These fluctuations in KCG’s future performance may result from numerous factors, including, among other things, global financial market conditions and the resulting competitive, credit and counterparty risks; cyclicality, seasonality and other economic conditions; the value of KCG’s securities positions and other financial instruments and KCG’s ability to manage the risks attendant thereto; the volume, notional dollar value traded and volatility levels within the core markets where KCG’s market making and trade execution businesses operate; the composition, profile and scope of KCG’s relationships with institutional and broker-dealer clients; the performance, size and volatility of KCG’s client market making portfolios; the performance, size and volatility of KCG’s non-client principal trading activities (including high frequency trading); origination of home equity conversion mortgages, which we refer to as HECMs, and HECM mortgage backed securities, which we refer to as HMBS, and related securitization volumes; KCG’s ability to design, build and effectively deploy the necessary technologies and operations to support all of its trading activities and enable KCG to remain competitive across markets and geographies; the effectiveness of KCG’s self-clearing and futures platforms and KCG’s ability to manage risk related thereto; erroneous trade orders being submitted by KCG on account of technology or other issues (such as occurred at Knight on August 1, 2012) and consequences thereof; changes in payments for order flow or in clearing, execution and regulatory transaction costs; the addition or loss of executive management, sales, trading and technology professionals; geopolitical, legislative, legal, regulatory, and financial reporting changes specific to financial services and global trading; legal or regulatory matters and proceedings; KCG’s high level of indebtedness and covenants that limit its operational flexibility and increase sensitivity to interest rate movements; the amount, timing and costs of business divestitures/acquisitions or strategic investments; the integration of the businesses of Knight and GETCO; KCG’s ability to eliminate certain duplicative costs and realize other efficiencies and revenue opportunities related to such integration; the integration, performance and operation of acquired businesses; investor sentiment; technological changes and events.

Such factors may also have an impact on KCG’s ability to achieve its strategic objectives, including, without limitation, increases in market share, growth and profitability in its operating segments. If demand for KCG’s services declines or its performance deteriorates significantly due to any of the above factors, and KCG is unable to adjust its cost structure on a timely basis, its operating results could be materially and adversely affected.

KCG trading activities will expose it to the risk of significant losses

Each of Knight and GETCO has, historically, conducted and KCG will, following the completion of the mergers, conduct the vast majority of its trading activities predominantly as principal, which subjects its capital to significant risks. These activities will involve the purchase, sale or short sale of securities and other financial instruments for KCG’s own account and, accordingly, will involve risks of price fluctuations and illiquidity, or rapid changes in the liquidity of markets that may limit or restrict KCG’s ability to either resell securities or other financial instruments KCG purchases or to repurchase securities or other financial instruments KCG sells in such transactions. From time to time, KCG may have large position concentrations in securities or other financial instruments of a single issuer or issuers engaged in a specific industry, which could result in higher trading losses than would occur if KCG’s positions and activities were less concentrated. Neither Knight nor GETCO has historically maintained such large position concentrations in the ordinary course of its business, but both Knight and GETCO have nonetheless occasionally acquired or held such positions as a result of various market conditions or other facts or circumstances. The performance of KCG’s trading activities primarily will depend upon its ability to attract order flow, the composition and profile of its order flow, the dollar value of securities and other financial instruments traded, the performance, size and volatility of KCG’s market making portfolios, the performance, size and volatility of KCG’s client and non-client principal trading activities (including high frequency trading), market interaction, the skill of KCG’s trading personnel, the ability of KCG to design, build and effectively deploy the necessary technologies and operations to support all of its trading activities and enable KCG to remain competitive, general market conditions, effective hedging strategies and risk management processes, the price volatility of specific securities or other financial instruments, and the availability and allocation of capital. To attract order flow, KCG will have to be competitive on price, size of securities positions and other financial instruments traded, liquidity offerings, order execution speed, technology, reputation, payment for order flow, and client relationships and service. In KCG’s role as a market maker, it will attempt to derive a profit from the difference between the prices at which it buys and sells securities. However, competitive forces and regulatory requirements often will require KCG to match, or improve upon, the quotes other market makers display and to hold varying amounts of securities in inventory. By having to maintain inventory positions, KCG will be subject to a high degree of risk. There can be no assurance that KCG will be able to manage such risk successfully or that KCG will not experience significant losses from such activities. For example, on August 1, 2012, at the open of trading at the NYSE, Knight experienced a technology issue related to the installation of trading software which resulted in Knight’s broker dealer subsidiary, Knight Capital Americas LLC, sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. Knight Capital Americas LLC subsequently traded out of its entire erroneous trade position, which resulted in a realized pre-tax loss of approximately $457.6 million. All of the above factors could have a material adverse effect on KCG’s business, financial condition and operating results.

Regulatory and legal uncertainties could harm KCG’s business

The capital markets industry in the U.S. and the foreign jurisdictions in which KCG will conduct its business is subject to extensive oversight under federal, state and applicable foreign laws, rules and regulations, as well as the rules of SROs. Broker-dealers, investment advisors, mortgage brokers and financial services firms are subject to regulations concerning all aspects of their businesses, including trade practices, best execution practices, capital adequacy, record-keeping, anti-money laundering, fair and requisite disclosure, and the conduct of their officers, supervisors and employees. KCG’s operations and profitability may be directly affected by, among other things, additional legislation or regulation, or changes in rules promulgated by domestic or foreign governments or regulators; and changes in the interpretation or enforcement of existing laws, regulations and rules. Failure to comply with these laws, rules or regulations could result in, among other things, administrative or court proceedings, censure, fines, the issuance of cease-and-desist orders or injunctions, loss of membership, or the suspension or disqualification of the market participant or broker-dealer, and/or their officers, supervisors or employees. KCG’s ability to comply with applicable laws, regulations and rules will be largely dependent on its internal systems to ensure compliance, as well as its ability to attract and retain qualified compliance personnel. Each of KCG’s regulators will engage in a series of periodic and special examinations and investigations to monitor compliance with such laws, rules and regulations that may result in disciplinary actions in the future due to alleged noncompliance.

Federal, state and foreign legislators, regulators and SROs are constantly proposing, or enacting, new regulations which may impact KCG’s business. These include rules regarding: a consolidated audit trail designed to improve the ability of the SEC and others to oversee trading in the U.S. securities markets, private or over-the-counter markets, sometimes referred to as dark liquidity pools, increased transaction and other fees, transaction taxes, enhanced requirements regarding market access (including SEC Rule 15c3-5) and for technology testing and implementation, increased obligations for market makers, higher capital requirements, and order routing limitations. A number of new regulations were either adopted or implemented in 2012 that impact market makers. Additionally, Section 31 fees, sometimes described as an “SEC Fee”, are reviewed regularly. These could increase substantially in the future in order to recover the costs incurred by the government, including the SEC, for supervising and regulating the securities markets.

Further, in January 2010, the SEC issued a Concept Release seeking public comment on certain market structure issues such as high frequency trading, the colocation of servers with exchange matching engines, off-exchange trading, including internalization where brokers match orders with their own inventory, and markets that do not publicly display price quotations including dark liquidity pools. In particular, high frequency trading continues to be the focus of extensive and rigorous regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to continue. Although no rules have yet been proposed in the U.S., there are market participants that continue to call upon the U.S. Congress and the SEC to propose and adopt rules that could curtail (or eliminate) high-frequency trading in some fashion, including: restrictions on colocation, order-to-execution ratios, minimum quote life, and further transaction taxes.

In addition, the financial services industry in many countries is heavily regulated, much like the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit KCG’s ability to conduct business or expand internationally. For example, the Markets in Financial Instruments Directive, which we refer to as the MiFID, which was implemented in November 2007, continues to be under review by the European Parliament. In October 2012, the European Parliament adopted, with amendments, MiFID 2/MiFIR. MiFID 2/MiFIR will not be finalized until completion of trialogues among the European Commission, European Parliament, and Council of the European union, which may begin in the third quarter of 2013. The MiFID 2/MiFIR proposals include many changes likely to affect KCG’s business. For example, the current proposal would require firms like KCG to conduct all trading on European markets through authorized investment firms. MiFID 2/MiFIR will also require certain types of firms, including KCG, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms’ risk controls related to the safe operation of electronic system. MiFID 2/MiFIR may also impose additional requirements on trading platforms on which KCG will trade, such as a minimum order resting time, cancellation fees, circuit breakers, and limits on the ratio of unexecuted orders to trades. Each of these proposals may impose technological and compliance costs on KCG as a participant in those trading platforms.

In addition, public debate in Europe regarding high-frequency trading is leading policymakers to consider laws and regulations that may impact KCG’s business. For example, France and Italy have adopted a financial transactions tax. In addition, in Germany, proposed legislation could, among other things, place limits on order-to-execution ratios and require all high-frequency traders on German exchanges to be authorized to trade in Germany.

Any of these laws, rules or regulations, if adopted, as well as any regulatory or legal actions or proceedings, changes in legislation or regulation, and changes in market customs and practices could have a material adverse effect on KCG’s business, financial condition and operating results.

Urban Financial Group, Inc., which we refer to as Urban, which was acquired by Knight in 2010, is subject to a complex and diverse framework of federal, state, and local laws and regulations. Failure to adhere to these laws and regulations could result in written citation, fines, suspension, or potential loss of licensing. For additional information on Urban, see “—Urban’s business is subject to substantial risks.”

KCG’s business will be subject to substantial risk from litigation, regulatory investigations and potential liability under federal, state and international laws, rules and regulations

Many aspects of KCG’s business will involve substantial risks of liability. KCG will be exposed to liability under federal, state and foreign securities laws, other federal, state and foreign laws and court decisions, as well as rules and regulations promulgated by U.S. and foreign regulators. KCG will also be subject to the risk of litigation. From time to time, Knight and GETCO, and certain of its past and present officers, directors and employees, have been, and KCG may be in the future, named as parties in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and have been subject to claims alleging the violation of such laws, rules and regulations, some of which have resulted in the payment of fines, awards, judgments and settlements. Moreover, KCG may be required to indemnify past and present officers, directors and employees in regards to these matters. Certain corporate events, such as a reduction in KCG’s workforce, could also result in additional litigation or arbitration.

KCG could incur significant legal expenses in defending such litigations or proceedings. An adverse resolution of any current or future lawsuits, legal or regulatory proceedings or claims against KCG could have a material adverse effect on its business and reputation, financial condition and operating results. By way of example, litigation, regulatory and liability risks may arise, and the Knight technology issue of August 1, 2012 and related events are an example of developments that may result in these risks being realized. In addition, several putative class action and/or derivative lawsuits have been filed by purported stockholders of Knight challenging the mergers as described in “—Purported stockholder class action/derivative complaints have been filed against Knight, GETCO, GA-GTCO, the members of Knight’s board of directors, and certain large stockholders of Knight; an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the mergers and result in substantial costs.”

Substantial competition could reduce KCG’s market share and harm KCG’s financial performance

All aspects of KCG’s business will be intensely competitive. KCG will face competition in its businesses primarily from global, national and regional broker-dealers, exchanges, and alternative trading systems, which we refer to as ATSs. ATSs include crossing networks that match orders in private or without a public quote, electronic communication networks that match orders off-exchange based on a displayed public quote, which we refer to as ECNs, and dark liquidity pools which offer a variety of market models enabling investors to trade off-exchange. Equities competition will be based on a number of factors, including KCG’s execution standards (e.g., price, liquidity, speed and other client-defined measures), client relationships and service, reputation, payment for order flow, market structure, product and service offerings, and technology. KCG will continue to face intense competition in connection with its high frequency trading activities, and KCG’s ability to effectively compete will depend on a number of factors including its ability to design, build and effectively deploy the necessary technologies and operations to support all of its trading activities. A number of competitors of KCG’s businesses have greater financial, technical, marketing and other resources than KCG will have. Some of KCG’s competitors offer a wider range of services and financial products than KCG does and have greater name recognition and a more extensive client base. These competitors may be able to respond more quickly than KCG to new or evolving opportunities and technologies, market changes, and client requirements and may be able to undertake more extensive promotional activities and offer more attractive terms to clients. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. It is possible that new competitors, or alliances among competitors, may also emerge and they may acquire significant market share. The trend toward increased competition in KCG’s businesses is expected to continue and it is possible that KCG’s competitors may acquire increased market share.

As a result of the above, there can be no assurance that KCG will be able to compete effectively with current or future competitors, which could have a material adverse effect on KCG’s business, financial condition and operating results.

KCG could lose significant sources of revenues if it loses any of its larger clients

At times, a limited number of clients could account for a significant portion of KCG’s order flow, revenues and profitability, and KCG will expect a large portion of the future demand for, and profitability from, its trade execution services to remain concentrated within a limited number of clients. Although neither Knight nor GETCO had any individual non-affiliate clients which it considered to be significant in 2012, 2011 or 2010 (which each of Knight and GETCO considers to be any client who accounts for 10% or more of its U.S. equity dollar value traded or fixed income value traded), the loss of one or more larger clients could nonetheless have an adverse effect on KCG’s revenues and profitability following the completion of the merger.

None of KCG’s clients will contractually be obligated to utilize KCG for trade execution services and, accordingly, these clients may direct their trade execution activities to other execution providers or market centers at any time. Some of these clients will have grown organically or acquired market makers and specialist firms to internalize order flow or will have entered into strategic relationships with competitors. There can be no assurance that KCG will be able to retain these major clients or that such clients will maintain or increase their demand for KCG’s trade execution services. There is a risk that the mergers themselves (i.e., the combination of Knight and GETCO), could cause certain clients of either firm to reduce the orders they send to KCG or to cease trading with KCG altogether. The loss of that order flow could have a material adverse impact on KCG’s business. Further, the integration process related to the mergers could result in disruption to GETCO’s or Knight’s ongoing businesses or cause issues with standards, controls, procedures and policies that adversely affect the ability of GETCO or Knight to maintain relationships with customers, or to solicit new customers. The loss, or a significant reduction, of demand for KCG’s services from any of these clients could have a material adverse effect on KCG’s business, financial condition and operating results. By way of example, as a result of the aforementioned Knight technology issue on August 1, 2012 and the resultant loss, Knight experienced reduced order flow from its clients and lost certain clients. In July 2012, Knight executed approximately 60 million market making trades in U.S. equities, while in August and September 2012 Knight executed approximately 45 million and approximately 51 million of such trades, respectively (such trades having returned to more normalized levels since September 2012). Losses similar to these could have a material adverse impact on KCG’s business. There is a risk that even after the mergers, order flow from Knight’s clients may not return to historical levels and Knight’s clients may not return or resume placing orders with Knight at prior levels.

Exposure to credit risk may adversely affect KCG’s results of operations

KCG will be at risk if issuers whose securities or other instruments KCG will hold, customers, trading counterparties, counterparties under derivative contracts or financing agreements, clearing agents, exchanges, clearing houses or other financial intermediaries or guarantors default on their obligations to KCG due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Such defaults could have a material adverse effect on KCG’s results of operations, financial condition and cash flows.

KCG will conduct the majority of its trade executions as principal or riskless-principal with broker-dealers, financial services firms and institutional counterparties. KCG intends to self-clear a considerable portion of its trade executions, which will require that KCG compare and match trades, record all transaction details, finance inventory and maintain deposits with clearing organizations, rather than rely upon an outside party to provide those services. When KCG self-clears its securities transactions, it will be required to hold the securities subject to those transactions until the transactions settle, which typically occurs three trading days following the date of execution of the transaction. During the period of time from the execution to the settlement of a securities transaction, the securities to be transferred in the transaction may incur a significant change in value or the counterparty to the transaction may become insolvent, may default on its obligation to settle the transaction or may otherwise become unable to comply with its securities financing contractual obligations, resulting in potential losses to KCG. KCG will also be exposed to credit risk from its counterparties when it self-clears securities transactions and when it clears securities transactions through an unaffiliated clearing broker, the latter of which will be the case with a minority of KCG’s trade executions. Counterparty credit risk relates to both the deposits held with clearing organizations and instances where a trade might have failed, or be contested, adjusted or generally deviate from the terms understood at the time of execution. Under the terms of the agreements between KCG and its clearing brokers, the clearing brokers will have the right to charge KCG for losses that result from a counterparty’s failure to fulfill its contractual obligations. No assurance can be given that any such counterparty will not default on its obligations, which default could have a material adverse effect on KCG’s business, financial condition and operating results.

Self-clearing exposes KCG to significant operational, financial, and liquidity risks

In 2009, Knight undertook an initiative to self-clear its securities transactions using an internally-developed platform. In addition, GETCO has historically self-cleared a portion of its transactions. These practices will remain with KCG, and it will self-clear substantially all of its domestic and international equities transactions using proprietary platforms and intends to expand self-clearing across product offerings and asset classes in the future. Self-clearing will require KCG to finance the majority of its inventory and maintain margin deposits at clearing organizations. Self-clearing will expose KCG’s business to operational risks, including business and technology disruption, operational inefficiencies, liquidity and financing risks and potentially increased expenses and lost revenue opportunities. While KCG’s clearing platform, operational processes, enhanced infrastructure, and current and future financing arrangements, have been carefully designed, KCG may nevertheless encounter difficulties that may lead to operating inefficiencies, including technology issues, dissatisfaction amongst KCG’s client base, disruption in the infrastructure that supports the business, inadequate liquidity (as Knight experienced during the events of August 1, 2012), increased margin requirements with clearing organizations and counterparties who provide financing with respect to inventories, reductions in available borrowing capacity and financial loss. Any such delay, disruption, expense or failure could adversely affect KCG’s ability to effect transactions and manage its exposure to risk. Moreover, any of these events could have a material adverse effect on KCG’s business, financial condition and operating results.

KCG may not be able to keep up with rapid technological and other changes or adequately protect its intellectual property

The markets in which KCG will compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements, and changing client demands. If KCG is not able to keep up with these rapid changes on a timely and cost-effective basis, it may be at a competitive disadvantage. The widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require KCG to incur substantial expenditures to modify or adapt our services or infrastructure. Any failure by KCG to anticipate or respond adequately to technological advancements (including advancements related to telecommunications, data transfer, execution and messaging speeds), client requirements or changing industry standards or to adequately protect its intellectual property, or any delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on KCG’s business, financial condition and operating results.

Capacity constraints, systems failures and delays could harm KCG’s business

KCG’s business activities will be heavily dependent on the integrity and performance of the computer and communications systems supporting them and the services of certain third parties. KCG’s systems and operations will be vulnerable to damage or interruption from human error, technological or operational failures, natural disasters, power loss, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause KCG’s computer systems to operate at an unacceptably slow speed or even fail. In addition, the challenges associated with integrating Knight’s and GETCO’s technology platforms following the expected completion of the mergers may heighten such vulnerabilities or constraints. While KCG will have invested significant amounts of capital to upgrade the capacity, reliability and scalability of its systems, there can be no assurance that its systems will be sufficient to handle current or future trading volumes and modifications themselves may result in unanticipated and undesirable consequences. For example, the August 1, 2012 Knight technology issue that led to the aforementioned trading losses related to an update of trading software. Although KCG will continually update and modify its trading software in response to changes in its business, rule changes and for various other reasons, there will be no assurances that such updates and modifications to KCG’s trading software will not result in future trading losses. Many of KCG’s systems will be, and much of its infrastructure will be, designed to accommodate additional growth without material redesign or replacement; however, KCG may need to make significant investments in additional hardware and software to accommodate growth. Failure to make necessary expansions and upgrades to its systems and infrastructure could lead to failures and delays. Such failures and delays could cause substantial losses for KCG and for its clients and could subject KCG to claims from its clients for losses, including litigation claiming, among other matters, fraud or negligence. In the past, the trading systems of both Knight and GETCO have experienced performance issues that resulted in some clients’ orders being executed at prices they did not anticipate. From time to time, Knight and GETCO have reimbursed their respective clients for losses incurred in connection with systems failures and delays.

Capacity constraints, systems failures and delays may occur in the future and could cause, among other things, unanticipated problems with KCG’s trading or operating systems, disruptions in our client and non-client market making activities, disruptions in service to our clients, slower system response times resulting in transactions not being processed as quickly as KCG’s clients desire, decreased levels of client service and client satisfaction, and harm to KCG’s reputation. If any of these events were to occur, KCG could suffer substantial financial losses, a loss of clients, or a reduction in the growth of its client base, increased operating expenses, litigation or other client claims, and regulatory sanctions or additional regulatory burdens.

For example, the aforementioned technology issue resulted in Knight’s trading systems not functioning properly, resulting in Knight’s broker dealer subsidiary, Knight Capital Americas LLC, sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. As a result of trading out of its entire erroneous trade position, Knight realized a pre-tax loss of approximately $457.6 million. There is no assurance that KCG will not be faced with the same or similar occurrence in the future.

Knight and GETCO developed business continuity capabilities that can be utilized in the event of a disaster or disruption, and KCG will have inherited these. The challenges associated with integrating Knight’s and GETCO’s business continuity capabilities following the completion of the mergers may heighten such vulnerabilities or constraints. Since the timing and impact of disasters and disruptions are unpredictable, KCG will have to be flexible in responding to actual events as they occur. Significant business disruptions can vary in their scope. A disruption might only affect KCG, a building that KCG occupies, a business district in which KCG is located, a city in which KCG is located or an entire region. Within each of these areas, the severity of the disruption can also vary from minimal to severe. KCG’s business continuity facilities will be designed to allow it to substantially continue operations if KCG is prevented from accessing or utilizing its primary offices for an extended period of time. Although KCG will have employed significant effort to develop, implement and maintain reasonable business continuity plans, KCG will not be able to guarantee its systems will properly or fully recover after a significant business disruption in a timely fashion. If KCG is prevented from using any of its current trading operations or any third party services, or if its business continuity operations do not work effectively, KCG may not have complete business continuity. This could have a material adverse effect on KCG’s business, financial condition and operating results.

KCG could experience additional losses and liabilities as a result of the technology issue that arose and impacted Knight on August 1, 2012, and the events of August 1, 2012 could cause customers and counterparties to lose confidence in KCG’s systems and adversely affect KCG’s reputation, results of operations and ability to attract and maintain its business, and may also result in lawsuits, regulatory investigations and other burdensome costs for KCG

Knight experienced a technology issue at the opening of trading at the NYSE on August 1, 2012. This issue was related to its installation of trading software and resulted in Knight’s broker dealer subsidiary, Knight Capital Americas LLC, sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market. Although this software was subsequently removed from Knight’s systems and the software issue was limited to the routing of certain NYSE-listed stocks, it resulted in Knight realizing a pre-tax loss of approximately $457.6 million. This severely impacted Knight’s capital base and business operations, and Knight experienced reduced order flow, liquidity pressures and harm to customer and counterparty confidence.

On account of this technology issue and its impact, Knight is currently subject to litigation by stockholders alleging that they have been damaged by this technology issue. In addition, Knight is subject to an investigation by the SEC relating to the technology issue, and other regulatory or governmental agencies may decide to conduct further investigations into similar issues and related matters. While KCG is unable to predict the outcome of any existing or future litigation or regulatory or governmental investigation, an unfavorable outcome in one or more of these matters could have a material adverse effect on KCG’s financial condition or ongoing operations. In addition, KCG may incur significant expenses in defending against the existing litigation or any other future litigation, or in connection with any regulatory or governmental investigations, and in implementing technical changes and remedial measures which may be necessary or advisable. KCG may also be required to take remedial steps that could be burdensome for its business operations.

Additionally, if existing or potential future clients and/or counterparties do not believe that Knight has addressed the technology issues related to the events of August 1, 2012, or if they have concerns about future technology issues, this could cause existing or future customers to lose confidence in KCG’s systems and could adversely affect its reputation and its ability to attract or maintain customers and counterparty relationships. Following the events of August 1, 2012, Knight has taken several measures designed to enhance its controls, such as enhancing change management controls and implementing additional market access controls. Knight carefully reviewed the matter internally, including through an internal review conducted under the direction of internal and outside counsel. Knight’s review covered a number of areas, including change management controls, market access controls, software development and implementation. Knight’s review is ongoing, however certain measures have been taken to address suggestions stemming from its review – which include, enhancing change management controls and implementing additional market access controls. Since August 1, 2012, Knight has taken several measures designed to enhance its processes and controls, including: appointing a Chief Risk Officer; establishing a formal Risk Committee of its Board; implementing change management controls, which require at different stages an additional layer of review and supervisory approval for significant software installations; adding market access controls designed to more closely monitor outbound routers and enable the rapid automatic shut-down of the routers; and deploying various kill switches for specific applications and market access. Additional enhancements are currently under evaluation and are being assessed, and will continue to be implemented over time as needed. Following the completion of the mergers, KCG will continue to carefully monitor, enhance and strengthen its controls as needed. However, in the event that KCG is not able to restore the confidence of former Knight customers or counterparties as a result of the events of August 1, 2012, KCG may experience reduced business activity in its trading, market making and other businesses, which could adversely impact the results of KCG’s operations.

KCG will be highly dependent on key personnel

KCG will be highly dependent on a limited number of key personnel. KCG’s success will be dependent to a large degree on our ability to retain the services of its existing key executives and to attract and retain additional qualified personnel in the future. Competition for such personnel is intense. The loss of the services of any of KCG’s key executives or the inability to identify, hire and retain necessary highly qualified executive management in the future could have a material adverse effect on KCG’s business, financial condition and operating results.

KCG’s success will also depend, in part, on the highly skilled, and often specialized, individuals KCG employs. KCG’s ability to attract and retain management, trading, market-making, sales and technology professionals, as well as quantitative analysts and programmers will be important to KCG’s business strategy. KCG will strive to provide high quality services that will allow it to establish and maintain long-term relationships with its clients. KCG’s ability to do so will depend, in large part, upon the individual employees who represent KCG in its dealings with such clients. There can be no assurance that KCG will not lose such professionals due to increased competition or other factors in the future, or that such professionals will not leave KCG voluntarily as a result of the pending mergers and/or the integration of Knight and GETCO businesses in the future and/or the uncertainty about their future roles or compensation structure. The loss of sales, trading or technology professionals, particularly senior professionals with broad industry or technical expertise and long-term relationships with clients, could have a material adverse effect on KCG’s business, financial condition and operating results.

For example, in order to retain such key personnel, on December 19, 2012, Knight extended the employment contract it had with Thomas Joyce, Knight’s Chief Executive Officer and Chairman at the time to continue his service for Knight. The original employment agreement with Mr. Joyce would have expired on December 31, 2012, but was extended in consideration of the desire of the Knight board of directors to ensure Mr. Joyce’s service to Knight through at least the consummation of the business combination with GETCO. The term of employment was consequently extended to expire on the first to occur of (i) the completion of the business combination with GETCO and (ii) December 31, 2014. In consideration, Mr. Joyce agreed to receive a lump sum cash payment equal to $7.5 million in lieu of his right to receive severance payments and benefits upon the completion of the business combination with GETCO.

KCG’s failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could cause investors to lose confidence in its financial statements and have a material adverse effect on KCG’s business and stock price

Although Knight is currently subject to the standards contemplated by the Sarbanes-Oxley Act, GETCO and its subsidiaries have not previously been subject to the requirements of Section 404 or 302 of the Sarbanes-Oxley Act. Following the mergers it is possible that KCG’s internal control over financial reporting will not meet all of the requirements of the Sarbanes-Oxley Act.

After the mergers, KCG expects to devote considerable resources, including management’s time and other internal resources, to complying with regulatory requirements relating to internal control and the preparation of financial statements. In particular, these efforts will focus on compliance by GETCO and its subsidiaries with Section 404 and 302 of the Sarbanes-Oxley Act. If KCG cannot successfully integrate the two companies’ financial reporting processes with adequate internal controls over financial reporting, management’s assessment may be negative and/or KCG’s independent registered public accounting firm may be unable to issue an unqualified attestation report on the effectiveness of KCG’s internal control over financial reporting. This could lead to a negative reaction in the financial markets due to a loss in investor confidence, and, in turn, the market price of KCG common stock could be materially adversely affected.

Urban’s business is subject to substantial risks

In July 2010, Knight acquired Urban. Urban is principally an originator of HECMs, commonly referred to as reverse mortgages, insured by the FHA. Urban originates, funds, buys and sells HECMs and securitizes and sells the HECMs as HMBS. Urban is subject to approval of, and is heavily regulated by, federal and state regulatory agencies as a mortgage lender, Government National Mortgage Association, which we refer to as GNMA, issuer, broker and servicer. The reverse mortgage business is subject to substantial risks, including market, credit, interest rate, liquidity, reputational, operational and legal risks. For example, values of mortgage assets or revenues can be adversely affected by changes in market conditions or interest rates; the secondary market for the FHA insured HECM loans is not assured; to the extent the program requires Congressional appropriations in future years, which are not forthcoming, the program could be jeopardized; and/or, consumer demand could be reduced if FHA actions result in a reduction of initial principal limit available to borrowers. In limited instances, reverse mortgages are also subject to cross-over risk that the total outstanding loan balance will exceed the value of the home securing the loan. Urban can be requested to repurchase loans under various conditions, or required to indemnify the United States Department of Housing and Urban Development, which we refer to as HUD, with respect to mortgage insurance claims. In addition, Urban faces greater responsibility and has potential administrative liability in connection with the selection and supervision of its third party originator business partners. As a GNMA issuer, Urban has additional risks and liabilities associated with the funding of advances and repurchasing of loans. Urban may be required to purchase loans under certain conditions, and repurchased loans that have become due and payable may not be assigned to HUD and must be serviced to termination. Urban will also be responsible for funding any payments due to borrowers in a timely manner, remitting to investors interest accrued, and paying for interest shortfalls. Urban is also subject to market risk on unpooled HECM balances to be securitized in subsequent HMBS participations.

All of the above factors could have a material adverse effect on KCG’s business, financial condition and operating results.

Acquisitions, strategic investments, divestitures and other strategic relationships involve certain risks

KCG will be the product of strategic relationships and acquisitions, and it may continue to pursue opportunistic strategic acquisitions of, investments in, or divestitures of businesses and technologies. Acquisitions may entail numerous risks, including difficulties in assessing values for acquired businesses, intangible assets and technologies, difficulties in the assimilation of acquired operations and products, diversion of management’s attention from other business concerns, employee retention issues, assumption of unknown material liabilities of acquired companies, amortization of acquired intangible assets and the potential writedown of goodwill due to impairment, which could reduce future reported earnings, or result in potential loss of clients or key employees of acquired companies. KCG may not be able to integrate successfully certain operations, personnel, services or products that it has acquired or may acquire in the future. Divestitures also entail numerous risks. The divestiture of an existing business could reduce KCG’s future operating cash flows and revenues, make our financial results more volatile, and/or cause a decline in revenues and profits. A divestiture could also cause a decline in the price of KCG’s common stock and increased reliance on other elements of our core business operations. If we do not successfully manage the risks associated with a divestiture, our business, financial condition, and results of operations could be adversely affected. KCG also may not find suitable purchasers for businesses it may wish to divest. In addition, the decision to pursue acquisitions, divestitures or other strategic transactions may jeopardize KCG’s ability to retain the services of its existing key employees and to attract and retain additional qualified personnel in the future. Strategic investments may also entail some of the other risks described above. If these investments are unsuccessful, KCG may need to incur charges against earnings. KCG may build and establish a number of strategic relationships. These relationships and others KCG may enter into in the future may be important to its business and growth prospects. KCG may not be able to maintain these relationships or develop new strategic alliances.

International activities involve certain risks

KCG will have international operations which expose it to financial, cultural, regulatory and governmental risks. Approximately 25% of the pro forma combined revenues of Knight and GETCO in the three years ended December 31, 2012, resulted from international operations. The financial services industry in many foreign countries is heavily regulated, much like the U.S., but differences, whether cultural, legal or otherwise, do exist. KCG will be exposed to risks and uncertainties, including political, economic and financial instability, changes in requirements, exchange rate fluctuations, staffing challenges and the requisite controls needed to manage such operations. To continue to operate and expand its services globally, KCG will have to comply with the unique legal and regulatory controls of each country in which it conducts, or intends to conduct business, the requirements of which may be onerous or may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit KCG’s ability to successfully conduct or expand our business internationally. It may increase KCG’s costs of investment. Additionally, operating international locations involves both execution and reputational risk.

Specifically, in Europe, there are market participants (including the European Commission) that continue to call for regulatory changes, such as transaction taxes or messaging fees, that if widely enacted, would have a material adverse effect on the business, financial condition and operating results of KCG’s European operations. In addition, the MiFID 2/MiFIR proposals described under “—Regulatory and legal uncertainties could harm KCG’s business” include many changes likely to affect KCG’s business in Europe. For example, the current proposal would require firms like KCG to conduct all trading on European markets through authorized investment firms. MiFID 2/MiFIR will also require certain types of firms, including KCG, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms’ risk controls related to the safe operation of electronic systems. MiFID 2/MiFIR may also impose additional requirements on trading platforms on which KCG will trade, such as a minimum order resting time, cancellation fees, circuit breakers, and limits on the ratio of unexecuted orders to trades. Further, public debate in Europe regarding high-frequency trading is leading policymakers to consider laws and regulations that may impact KCG’s business. For example, France and Italy have adopted a financial transactions tax. In addition, in Germany, proposed legislation could, among other things, place limits on order-to-execution ratios and require all high-frequency traders on German exchanges to be authorized to trade in Germany. Additionally, growing competition in the Asian markets among financial services companies (in addition to increased regulatory scrutiny of proprietary trading activities) could have a material adverse effect on KCG’s Asia business, financial condition and operating results.

KCG may not be able to manage these costs or risks effectively.

The market price of KCG’s common stock could fluctuate significantly

The U.S. securities markets in general have experienced significant price fluctuations in recent years. If the market price of KCG common stock fluctuates significantly, KCG may become the subject of securities class action litigation which may result in substantial costs and a diversion of management’s attention and resources. KCG’s future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of KCG’s common stock.

KCG has not yet determined its dividend policy and may not pay dividends

KCG has not yet determined its dividend policy, but it does not currently expect to pay dividends on its common stock. Any determination to pay dividends in the future will be at the discretion of the KCG board of directors and will depend upon among other factors, KCG’s cash requirements, financial condition, requirements to comply with the covenants under its debt instruments, earnings and legal considerations. If KCG does not pay dividends, then the return on an investment in its common stock will depend entirely upon any future appreciation in its stock price. There is no guarantee that KCG’s common stock will appreciate in value or maintain its value.

Fluctuations in currency exchange rates could adversely affect KCG’s earnings

A significant portion of KCG’s international business will be conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses. Potential exposures as a result of these fluctuations in currencies are closely monitored, and, where cost-justified, strategies are adopted that are designed to reduce the impact of these fluctuations on KCG’s financial performance. These strategies may include the financing of non-U.S. dollar assets with borrowings in the same currency and the use of various hedging transactions related to net assets, revenues, expenses or cash flows. Any material fluctuations in currencies could have a material effect on our operating results.

KCG is a holding company and will depend on its subsidiaries for dividends, distributions and other payments

At the completion of the mergers, KCG will be a legal entity separate and distinct from its broker-dealer and other subsidiaries. KCG’s principal source of cash flow, including cash flow to pay principal and interest on its outstanding debt, will be dividends and distributions from its subsidiaries. There are statutory and regulatory limitations on the payment of dividends or distributions by regulated subsidiaries, such as broker-dealers. If KCG’s subsidiaries are unable to make dividend payments or distributions to it and sufficient cash or liquidity is not otherwise available, KCG may not be able to make principal and interest payments on its outstanding debt and could default on its debt obligations. In addition, KCG’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors.

KCG may be unable to remain in compliance with the financial maintenance and other affirmative and negative covenants contained in its debt instruments and the obligation to comply with such covenants may adversely affect its ability to operate its business

KCG expects the planned financing, or in the event the planned financing is not available, the committed financing, will contain financial maintenance and other affirmative and negative covenants that impose significant requirements on KCG and limit its ability to engage in certain transactions or activities. In addition, in the future KCG may enter into other debt instruments with covenants different from, and potentially more onerous than, those expected to be included in the KCG debt facilities. These covenants could limit KCG’s flexibility in managing its businesses. Further, there can be no assurance that KCG will be able to generate sufficient earnings to enable KCG to satisfy the financial maintenance and other affirmative and negative covenants included in its debt instruments. In the event that KCG is unable to either comply with these restrictions and other covenants or obtain waivers from its lenders, KCG would be in default under these debt instruments and, among other things, KCG’s debt could be accelerated by its lenders. In such case, KCG might not be able to repay its debt or borrow sufficient funds to refinance its debt on commercially reasonable terms, or on terms that are acceptable to KCG, resulting in a default on its debt obligations, which could have an adverse effect on its financial condition.

In connection with the mergers, KCG expects to enter into the planned first lien credit facility, which will contain customary financial maintenance and other affirmative and negative covenants for facilities of its type and customary exceptions, qualifications and “baskets” to be agreed upon. KCG expects the negative covenants will include, among other things, limitations on indebtedness, liens, hedging agreements, investments, loans and advances, asset sales, mergers and acquisitions, dividends, transactions with affiliates, prepayments of other indebtedness, modifications of organizational documents and other material agreements, restrictions on subsidiaries, capital expenditures, issuance of capital stock, negative pledges and business activities.

KCG currently expects the planned first lien credit facility to have financial maintenance covenants establishing a maximum consolidated first lien leverage ratio, a minimum consolidated interest coverage ratio and a minimum consolidated tangible net worth, each at levels to be mutually agreed upon.

The senior secured second lien notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by certain future direct and indirect wholly owned domestic subsidiaries of KCG and will rank senior in right of payment to all of KCG’s and the guarantors’ existing and future subordinated indebtedness and pari passu in right of payment with any of KCG’s and the guarantors’ other senior indebtedness; provided that, the senior secured second lien notes and the corresponding guarantees will be effectively subordinated to KCG’s and the guarantors’ first lien obligations to the extent of the value of the property and assets secured thereby.

For a more detailed discussion of the terms of the financing, see “The Mergers—Financing Matters” beginning on page [    ].

KCG will be required to make a $235.0 million amortization payment with respect to the planned first lien credit facility on the first anniversary of the closing date of the facility, which may be difficult for KCG to make unless KCG has sufficient cash from operations and from sales of non-core or non-strategic assets

KCG will be required to make a $235.0 million amortization payment with respect to the planned first lien credit facility on the first anniversary of the closing date of the facility. KCG expects to fund the $235.0 million amortization payment from available cash on the balance sheet from continuing operations and, to the extent required, any proceeds from, and funds released from capital requirements as a result, of the sale of any non-core or non-strategic assets, which may include Knight’s reverse mortgage origination and securitization business. There is no assurance, however, that KCG will have sufficient cash on its balance sheet by the time the amortization payment is required to be made to make the $235.0 million amortization payment, or that KCG will be able to sell non-core or non-strategic assets, or obtain sufficient funds from the sale of such assets, to make up for any shortfall. If KCG is unable to make the $235.0 million amortization payment, it would constitute a default under the planned first lien credit facility, which could in turn constitute a default under its other debt obligations, including the senior secured second lien notes. KCG’s ability to make the required amortization payment or alternatively refinance its indebtedness will depend on its future performance, its ability to generate cash flow, its ability to sell non-core and non-strategic assets, and market conditions, each of which is subject to economic, financial, competitive and other factors beyond our control.

KCG’s futures business will present various risks

Knight acquired certain assets of the futures division of Penson Financial Services, Inc. in June 2012, and KCG’s continuation of this business, which we refer to as the futures commission merchant, or FCM, business, presents various risks. The FCM business is relatively new, and moreover, client activities could expose KCG to several risks including the risk that an FCM client is unable to fulfill its contracted obligation as KCG guarantees the performance of its clients to the respective clearing houses or other brokers. There can be no assurance that KCG will be able to continue to integrate the FCM business into KCG’s own operations successfully, manage the credit risk effectively, or that KCG will profitably operate the FCM business. Additionally, the bankruptcy of MF Global Holdings, Ltd., Penson Financial Services, Inc. and the fraud allegations against Peregrine Financial Group Inc. in 2012 have led to increased regulatory scrutiny and decreased client confidence in the U.S. futures industry. As has been widely reported in the news media, MF Global Holdings, Ltd. declared bankruptcy in October of 2011 following a liquidity crisis that prevented it from meeting contractual trading obligations. Penson Financial Services, Inc. declared bankruptcy in January of 2013 citing a decrease in counterparty trading activity and a resulting decline in revenue due to customer concerns regarding its financial viability. Following its filing for bankruptcy, Peregrine Financial Group, Inc. and its Chief Executive Officer were accused of embezzling over $200 million of customer funds over a period of approximately 20 years. These circumstances may result in reduced client confidence in the futures industry, and clients may become increasingly unwilling to trade with a futures firm if such firm is perceived as unsafe, if its financial viability is in question or if it is subject to other reputational risk. Further, futures clients may become increasingly sensitive to the fact that their assets may be frozen or become unrecoverable in the event a futures firm becomes illiquid or declares bankruptcy. Any additional regulatory restrictions enacted in response to these developments could be costly or KCG may be unable to comply. Reduced client confidence in the futures industry or the FCM business could lead to significantly decreased trading volume and a loss of, or inability to attract, client assets. Additionally, KCG may be exposed to regulatory risk if it is not in compliance with the various rules and regulations that apply to custodians of client funds. If any of these risks were to materialize, they could cause KCG to experience losses that could affect the profitability of KCG’s FCM business and potentially restrict KCG’s ability to grow the FCM business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document contains forward looking statements (including in the case of Knight, forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995) giving Knight’s, GETCO’s and/or KCG’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements include, among other information, the information concerning possible or assumed future results of operations contained under “Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data” beginning on page [    ], “Comparative Per Share/Unit Data” beginning on page [    ], “Information About the Companies—KCG Holdings, Inc.” beginning on page [    ], “Knight’s Reasons for the Mergers and Recommendation of Knight’s Board of Directors” beginning on page [    ], “Opinion of Sandler O’Neill” beginning on page [    ], “GETCO’s Reasons for the Mergers and Recommendation of GETCO’s Board of Directors” beginning on page [    ], “Opinion of BofA Merrill Lynch” beginning on page [    ], “Certain GETCO Unaudited Prospective Financial Information” beginning on page [    ], “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page [    ] and in documents incorporated by reference herein. Forward-looking statements speak only as of the date they are made and Knight, GETCO and KCG assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing (including in “Risk Factors” beginning on page [    ] and “Information About the Companies—KCG Holdings, Inc.—Challenges Faced by KCG Holdings, Inc.” beginning on page [    ]), the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•

fluctuations in the market price of KCG common stock and the related effect on the market value of the merger consideration that Knight stockholders and GETCO unitholders will receive upon completion of the merger;

•	ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight stockholders and GETCO voting unitholders, on the expected terms and schedule;

•	delay in closing the merger;

•	difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and revenue opportunities;

•	business disruption following the mergers;

•	the possibility that the mergers and the related integration process could result in the loss of key employees, causing disruption to the on-going business and the loss of customers;

•	business uncertainties and contractual restrictions while the mergers are pending;

•

changes in circumstances between the signing of the merger agreement and the completion of the mergers, which will not be reflected in the opinions obtained by Knight or GETCO from their respective financial advisors;

•	potential negative impacts on Knight or GETCO if the merger agreement is terminated;

•	changes in asset quality and credit risk;

•	inability to sustain revenues or earnings or grow the business;

•	changes in interest rates and capital markets;

•	inflation or deflation;

•	the exposure of litigation, including the possibility that litigation related to the merger agreement and related transactions could delay or impede completion of the mergers;

•	potential divestitures or sales of non-core or non-strategic assets, including Knight’s reverse mortgage origination and securitization business;

•	customer acceptance of Knight and GETCO’s products and services, and of the mergers;

•	the introduction, withdrawal, success and timing of business initiatives;

•	competitive conditions;

•	the inability to maintain relationships with customers and key employees;

•	the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures;

•	general economic or market conditions;

•

the challenges of integrating the companies’ financial reporting and internal control systems, particularly in light of the fact that GETCO, as a private company, has not been subject to the requirements of Section 404 of the Sarbanes-Oxley Act (as defined below);

•	the impact, extent and timing of technological changes, capital management activities, and regulatory requirements; and

•	the factors set forth in or incorporated by reference into this joint proxy statement/prospectus in the section entitled “Risk Factors” beginning on page [ ].

Additional factors that could cause Knight’s results to differ materially from those described in the forward-looking statements can be found in Knight’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “Incorporation of Certain Documents by Reference” on page [    ] for a description of where you can find this information. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Knight, GETCO or KCG or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this joint proxy statement/prospectus. Forward-looking statements speak only as of the date on which such statements are made. Knight, GETCO and KCG undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

THE KNIGHT SPECIAL MEETING

General

This section contains information from Knight for Knight common stockholders about the special meeting Knight has called to consider and vote upon the following matters:

•	a proposal to approve and adopt the merger agreement and the mergers;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement and the mergers; and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Knight’s named executive officers in connection with the mergers.

We are mailing this joint proxy statement/prospectus to you, as a Knight common stockholder, on or about [            ], 2013. Together with this joint proxy statement/prospectus, we are also sending to you a notice of the special meeting of Knight stockholders and a form of proxy card that Knight’s board of directors is soliciting for use at the special meeting and at any adjournments, postponements or continuations of the special meeting.

This joint proxy statement/prospectus is also being furnished by KCG to Knight stockholders as a prospectus in connection with the issuance of shares of KCG common stock upon completion of the mergers.

Date, Time and Place of the Knight Special Meeting

On [            ], 2013, the special meeting will be held at [            ], at [            ]:00 [            ].m., local time.

Knight Record Date; Shares Entitled to Vote

The Knight board of directors has fixed the close of business on May 6, 2013 as the record date for determining the holders of Knight common stock entitled to receive notice of and to vote at the Knight special meeting. As of the record date, 358,197,872 shares of Knight common stock were issued and outstanding and held by approximately 333 record holders. Each share of Knight common stock entitles the holder to one vote on each proposal to be considered at the Knight special meeting.

Quorum

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the Knight special meeting constitutes a quorum for transacting business at the Knight special meeting. All shares of Knight common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Knight special meeting.

Vote Required

We cannot complete the mergers described above unless holders of a majority of the Knight common stock who are entitled to vote at the Knight special meeting vote to approve the merger proposal.

If a quorum is present at the Knight special meeting, the Knight compensation proposal will be approved if the holders of a majority of the total number of votes present in person or represented by proxy and entitled to vote on the Knight compensation proposal vote “FOR” the proposal. The adjournment proposal will be approved if the holders of a majority of the total number of votes present in person or represented by proxy and entitled to vote on the adjournment proposal vote “FOR” the proposal, even if a quorum is not present.

Recommendation of the Board of Directors

The Knight Board of Directors recommends that you vote “FOR” approval of the merger proposal, “FOR” the approval of the adjournment proposal, if necessary or appropriate, and “FOR” the approval of the Knight compensation proposal.

Voting by Knight’s Directors and Executive Officers; GETCO Ownership

As of the record date, directors and executive officers of Knight and their affiliates (including The Blackstone Group, of which Mr. Brand is a Managing Director, and TD Ameritrade, of which Mr. Tomczyk is President and Chief Executive Officer) owned and were entitled to vote 85,086,935 shares of Knight common stock, representing, in aggregate, approximately 23.8% of the total voting power of Knight, which is [more than] the majority of the Knight common stock entitled to vote at the Knight special meeting, the affirmative vote of which is required for the approval of the merger agreement and the mergers. However, Messrs. Brand and Tomczyk disclaim beneficial ownership of shares of Knight common stock held by The Blackstone Group and TD Ameritrade, respectively. As of the record date, directors and executive officers of Knight and their affiliates (excluding The Blackstone Group and TD Ameritrade) owned and were entitled to vote 2,211,560 shares of Knight common stock, representing, in aggregate, less than 1% of the total voting power of Knight, which is less than the majority of the Knight common stock entitled to vote at the Knight special meeting. Knight currently expects that Knight’s directors and executive officers will vote their shares in favor of the merger proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, GETCO beneficially held 56,876,424 shares of Knight common stock, representing an aggregate voting percentage of approximately 15.9% of the total voting power of Knight.

Voting by TD Ameritrade

On December 19, 2012, GETCO entered into a voting and support agreement with TD Ameritrade, pursuant to which TD Ameritrade agreed to vote or cause to be voted all the Knight common stock and Knight Series A-1 Preferred Stock owned by it and entitled to vote on the merger agreement in favor of the merger proposal. As of April 10, 2013, TD Ameritrade owned 26,000,013 shares of Knight common stock, representing, in the aggregate, approximately 7.3% of the total voting power of Knight. The shares covered by TD Ameritrade’s voting agreement, taken together with the shares of Knight common stock owned by GETCO as of that date, represented approximately 23% of the total voting power of Knight. TD Ameritrade also agreed, generally, not to dispose of its Knight shares prior to the Knight special meeting, to refrain from procuring any competitive proposal that would interfere with the merger and to vote in favor of the adjournment proposal if there are insufficient votes for approving and adopting the merger agreement at the Knight special meeting.

Voting of Proxies

Each copy of this document mailed to holders of Knight common stock is accompanied by a form of proxy with instructions for voting. Giving a proxy means that you authorize the persons named in the enclosed proxy card to vote your shares at the Knight special meeting in the manner you direct. You may vote by proxy or in person at the Knight special meeting.

If any proxy is returned without indication as to how to vote, the shares of Knight common stock represented by the proxy will be voted as recommended by the Knight board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the Knight special meeting, if any.

If your shares are held in “street name” by a broker, bank or other nominee, you should check the voting form used by that firm to determine whether you may vote by telephone or the Internet.

How to Vote

If you own shares of Knight common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Knight common stock. If you fail to vote, the proxies cannot vote your shares of Knight stock at the Knight special meeting. If you hold your shares of Knight common stock in your name as a stockholder of record, to submit a proxy, you, as a Knight stockholder, may use one of the following methods:

•

By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, seven days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given. The telephone voting system is available until 11:59 p.m., Eastern time, on the day preceding the meeting.

•

Through the Internet: Use the Internet to vote your proxy 24 hours a day, seven days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot. The Internet voting system is available until 11:59 p.m., Eastern time, on the day preceding the meeting.

•	By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the U.S.

•

In person: You may come to the Knight special meeting and cast your vote there. If your shares of Knight common stock are held in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in street name, you must bring a letter from your bank, broker or nominee identifying you as the beneficial owner of the shares and authorizing you to vote such shares at the Knight special meeting.

Knight requests that Knight stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to Knight as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned to Knight properly executed, the shares of Knight stock represented by it will be voted at the Knight special meeting in accordance with the instructions contained on the proxy card.

The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on the proposal, your proxy will be voted “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary or appropriate and “FOR” the Knight compensation proposal.

Shares Held in “Street Name”

If you are a Knight stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide such firm holding your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Knight or by voting in person at the Knight special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Knight common stock on behalf of their customers may not give a proxy to Knight to vote those shares with respect to any of the proposals without specific instructions from their customers, since brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Knight stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger agreement and the mergers, which will have the same effect as a vote “AGAINST” the merger proposal; and

•	your broker, bank or other nominee may not vote your shares with respect to the adjournment proposal or the Knight compensation proposal.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or other brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm.

The Internet and telephone proxy procedures are designed to authenticate stockholders identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by 11:59 p.m., Eastern Time, on [            ], 2013. Directing the voting of your Knight shares will not affect your right to vote in person if you decide to attend the Knight special meeting.

Revoking Your Proxy

You have the power to change your vote at any time before your shares of Knight common stock are voted at the Knight special meeting by:

•	attending and voting in person at the Knight special meeting;

•	giving notice of revocation of the proxy at the Knight special meeting; or

•

delivering to the Corporate Secretary of Knight at 545 Washington Boulevard, Jersey City, NJ 07310 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares and matters to be considered at the Knight special meeting, bearing a date later than the proxy card previously executed.

Attendance at the Knight special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Knight special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Knight common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Proxy Solicitations

The cost of solicitation of proxies for the Knight special meeting will be borne by Knight. In addition to solicitation of proxies by mail, Knight will request that banks, brokers and other such firms send proxies and proxy materials to the beneficial owners of Knight common stock and secure their voting instructions. Knight will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses in taking those actions.

Knight has retained AST Phoenix Advisors, a division of American Stock Transfer & Trust Company, LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $10,000 plus reasonable out-of-pocket expenses . In addition to solicitations by mail, Knight may use its directors, officers and employees, who will not be specially compensated, to solicit proxies from Knight stockholders, either personally or by telephone, facsimile, letter or other electronic means, such as by e-mail or by making use of Knight’s website for such purpose.

Other Business; Adjournment

The Knight board of directors is not aware of any other business to be acted upon at the special meeting. The persons named as proxies by a Knight stockholder may propose and vote for one or more adjournments of the Knight special meeting, including adjournments to permit further solicitations of proxies, if necessary or appropriate. Any adjournment may be made from time to time by approval of the Knight stockholders holding a majority of the voting power present in person or by proxy at the Knight special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the Knight special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding Knight’s special meeting, please contact Investor Relations at (212) 222-9400 with any questions you may have. Banks and brokers may call collect at 1-800-544-7508.

THE GETCO SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to voting unitholders of GETCO as part of the solicitation of votes by GETCO’s board of directors for use at the GETCO special meeting. Only holders of GETCO Class A units or Class P units as of the record date are entitled to vote at the GETCO special meeting. GETCO commenced mailing of this document to the voting unitholders on [            ], 2013.

Together with this joint proxy statement/prospectus, we are also sending to you a notice of the special meeting of GETCO voting unitholders and a form of proxy card that GETCO’s board of directors is soliciting for use at the special meeting and at any adjournments, postponements or continuations of the special meeting.

This joint proxy statement/prospectus is also being furnished by KCG to GETCO Class A, Class B and Class P unitholders as a prospectus in connection with the issuance of shares of KCG common stock and warrants upon completion of the mergers.

Date, Time and Place of the GETCO Special Meeting

The special meeting of the voting unitholders of GETCO is scheduled to be held at [            ], on [            ], 2013 at [            ], Central time.

Purpose of the GETCO Special Meeting

The purpose of the special meeting is to consider and vote upon the following matters:

•	a proposal to approve the merger agreement and the mergers; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement and the mergers.

GETCO Record Date; Units Entitled to Vote

Only holders of GETCO Class A units and Class P units as of the close of business on May 6, 2013, which is the record date for the GETCO special meeting, will be entitled to receive notice of and to vote at the GETCO special meeting. As of the record date, there were 3,688,219 Class A units and 2,785,689 Class P units entitled to vote at the special meeting, held by nine GETCO voting unitholders. Each Class A unit entitles a voting member of GETCO to one vote. GA-GTCO is the holder of all of the GETCO Class P units, and as such, is entitled to a fixed voting interest of 21.875% of the total voting shares.

Quorum

There is no quorum requirement under the DLLCA or GETCO’s operating agreement.

Vote Required

Approval of the merger proposal requires the affirmative vote of 70% or more of the total number of votes associated with the issued and outstanding Class A units and Class P units (voting together as a class). Because the required vote is based upon the total number of outstanding Class A units and Class P units, the failure to vote in person or by telephone at the GETCO special meeting (or to submit a proxy card) or the abstention from voting by a holder of Class A units or Class P units will have the same effect as a vote “AGAINST” the approval of the merger agreement and the mergers and the adjournment proposal.

Recommendation of the Board of Directors

The GETCO board of directors unanimously recommends that the voting unitholders of GETCO vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal, if necessary or appropriate. For a discussion of the material factors considered by the GETCO board of directors in reaching its conclusions, see “The Mergers—GETCO’s Reasons for the Mergers and Recommendation of GETCO’s Board of Directors” beginning on page [    ].

Voting Agreements

As more fully described under “The Merger Agreement—Voting and Support Agreements,” beginning on page [    ], Stephen Schuler and Daniel Tierney, as of May 1, 2013, each beneficially own 1,565,825 Class A units, and GA-GTCO owns all 2,785,689 Class P units, which together represent approximately 88% of the units of GETCO entitled to vote at the GETCO special meeting. Mr. Schuler, Mr. Tierney and GA-GTCO each entered into a voting and support agreement with GETCO pursuant to which they have agreed to vote all of the Class A units or Class P units owned by them, as the case may be, in favor of the merger proposal. Consequently, GETCO currently believes that approval of the GETCO merger proposal at the GETCO special meeting is assured.

No units of GETCO are currently held by Knight or KCG.

Voting by GETCO’s Directors and Executive Officers

As of the record date, directors and executive officers of GETCO and their affiliates owned and were entitled to vote GETCO units, representing, in aggregate, approximately 91.6% of the total voting power of GETCO. As described above, directors Stephen Schuler and Daniel Tierney, each entered voting agreements obligating them to vote their shares in favor of the merger agreement and the mergers.

In addition, Rene Kern and John Morris were selected as directors of GETCO by GA-GTCO pursuant to GETCO’s operating agreement. Messrs. Kern and Morris are employed by an entity affiliated with GA-GTCO. By virtue of such relationship, each of Messrs. Kern and Morris may be deemed to beneficially own the Class P units that are beneficially owned by GA-GTCO.

Voting of Proxies

If you are a holder of Class A units or Class P units of GETCO as of the record date referred to above, you may vote by attending the GETCO special meeting, either in person or by telephone, or may vote by proxy using the enclosed proxy card.

All properly executed proxies that are not revoked will be voted at the GETCO special meeting in accordance with the instructions contained in the proxy. If a GETCO voting member executes and returns a proxy and does not specify otherwise, the units represented by that proxy will be voted “FOR” approval of the merger agreement and the mergers, and “FOR” approval of the adjournment of the special meeting, if necessary or appropriate.

How to Vote

To vote in person, you may come to the GETCO special meeting and GETCO will give you a ballot when you arrive. If you would like to participate in the special meeting telephonically, prior to the special meeting GETCO will provide you with the conference call information. You may communicate your vote by telephone at that time.

To vote by proxy, simply fill out, sign and date your proxy card and mail it in the prepaid envelope included with this joint proxy statement/prospectus. Submitting a proxy now will not prevent you from being able to vote in person or telephonically at the GETCO special meeting.

Every GETCO voting member’s vote is important. Accordingly, please sign, date and return the enclosed proxy card, whether or not you plan to attend the GETCO special meeting by person or by telephone. Proxies must be received by 11:59 p.m., Central time on [            ], 2013.

Revoking Your Proxy

You have the power to change your vote at any time before your Class A units or Class P units are voted at the GETCO special meeting by:

•	filing a notice of revocation stating that you would like to revoke your proxy to John McCarthy, GETCO’s general counsel, at:

GETCO Holding Company, LLC

350 N. Orleans Street

Chicago Illinois, 60654

•	sending a completed proxy card bearing a later date than your original proxy card;

•	attending the GETCO special meeting and voting in person; or

•	participating in the special meeting telephonically as described above.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received by the deadline noted above under “How to Vote.”

Proxy Solicitations

The cost associated with the preparation of the proxy statement and related materials and solicitation of proxies will be borne by GETCO. In addition to solicitations by mail, GETCO’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Other Business

The board of directors of GETCO is not currently aware of any other business to be acted upon at the special meeting.

Assistance

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact John McCarthy, GETCO’s general counsel, at (312) 931-2200.

INFORMATION ABOUT THE COMPANIES

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Knight Capital Group, Inc., a Delaware corporation, is a global financial services firm that provides access to the capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations.

Knight was organized in January 2000 as the successor to the business of Knight/Trimark Group, Inc. Knight/Trimark Group, Inc. was organized in April 1998 as the successor to the business of Roundtable Partners, LLC, which was formed in March 1995. In May 2000, the company changed its name from Knight/Trimark Group, Inc. to Knight Trading Group, Inc., and in May 2005 the company further changed its name to Knight Capital Group, Inc. As of March 31, 2013, Knight had consolidated total assets of $10.9 billion and aggregate stockholders’ equity of $1.5 billion. Knight had 1,269 full-time employees as of March 31, 2013, which excludes employees affected by the announced sale of its institutional fixed income sales and trading business. Knight common stock is listed on the NYSE and is quoted under the symbol “KCG.”

In the first quarter of 2013, Knight changed from four operating segments: (i) Market Making, (ii) Institutional Sales and Trading, (iii) Electronic Execution Services and (iv) Corporate and Other to three operating segments: (i) Market Making, (ii) Global Execution Services and (iii) Corporate and Other. This change was made to better reflect Knight’s client offerings, changes in senior management, the combination of its institutional equities sales teams and how its businesses are managed. As of March 31, 2013 Knight’s operating segments comprise the following:

•

Market Making—Knight’s Market Making segment principally consists of market making in global equities and listed domestic options. As a market maker, Knight commits capital for trade executions by offering to buy securities from, or sell securities to, institutions and broker-dealers. The Market Making segment primarily includes client, and to a lesser extent, non-client electronic market making activities in which Knight operates as a market maker in equity securities quoted and traded on the NASDAQ Stock Market, the over-the-counter, which we refer to as the OTC, market for NYSE, NYSE Amex Equities, which we refer to as NYSE/Amex, NYSE Arca listed securities and several European exchanges. As a complement to electronic market making, Knight’s cash trading business handles specialized orders and also transacts on the OTC Bulletin Board, marketplaces operated by the OTC Markets Group Inc. and the Alternative Investment Market, which we refer to as the AIM, of the London Stock Exchange. Knight provides trade executions as an equities Designated Market Maker, which we refer to as DMM, on the NYSE and NYSE/Amex. Market Making also includes Knight’s option market making business which trades on substantially all domestic electronic exchanges.

•

Global Execution Services—Knight’s Global Execution Services segment offers access via its electronic agency-based platforms to markets and self-directed trading in equities, options, fixed income, foreign exchange and futures. In contrast to Knight’s Market Making segment, Knight’s Global Execution Services segment generally does not act as a principal to transactions that are executed within this segment, however it will commit capital on behalf of clients as needed, and generally earns commissions for acting as agent between the principals to the trade. Global Execution Services includes equity (including exchange traded funds, which we refer to as ETFs) sales and trading, reverse mortgage origination and securitization and asset management. This segment also facilitates client orders through program, block and riskless principal trades and provides capital markets services, including equity offerings as well as private placements. Additionally, the Global Execution Services segment includes Knight’s FCM business, which comprises certain assets and liabilities that Knight acquired or assumed from the futures division of Penson Financial Services, Inc. on June 1, 2012. This business primarily provides futures execution and clearing services to facilitate transactions among brokers, institutions and non-clearing FCMs on major U.S. and European futures and options exchanges for clients.

Knight’s management from time to time conducts a strategic review of its businesses and evaluates its potential value in the marketplace relative to current and expected returns. To the extent Knight’s management and board of directors determine a business may return a higher value to shareholders through a divestiture, or is no longer in their strategy, management may pursue a sale process. As of the date of this joint proxy statement/prospectus, Knight is exploring the sale of certain non-core and non-strategic assets, including its reverse mortgage origination and securitization business. While the process is ongoing, there is no assurance that any transaction will occur, or if a transaction is entered into, what the terms would be. Any potential transaction would be subject to the approval of Knight’s board of directors, and the consummation would likely be subject to customary closing conditions, including receipt of required regulatory approvals and applicable consents.

•

Corporate and Other—Knight’s Corporate and Other segment invests in strategic financial services-oriented opportunities, allocates, deploys and monitors all capital, and maintains corporate overhead expenses and all other income and expenses that are not attributable to the other segments. The Corporate and Other segment houses functions that support Knight’s other segments such as self-clearing services, including stock lending activities.

GETCO Holding Company, LLC

350 N. Orleans Street

Chicago, Illinois 60654

(312) 931-2200

For purposes of this section and Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO starting on page [    ] and unless the context indicates otherwise, all references to “GETCO” refer to GETCO Holding Company, LLC and its subsidiaries. References to “GETCO Holding Company” refer to GETCO Holding Company, LLC alone. All references to “Annual Consolidated Financial Statements” and “Consolidated Financial Statements (unaudited)” refer to the financial statements and accompanying notes included in this document under the heading “Index to GETCO Financial Statements “on page [    ].

Business Overview

Founded in 1999 by Stephen Schuler and Dan Tierney, GETCO is a global financial services firm that specializes in helping investors efficiently manage risk via proprietary market making and routing orders on behalf of clients in securities, futures and foreign exchange instruments. GETCO operates through its broker-dealers and other subsidiaries and maintains a diversified footprint across asset classes, trading venues and geographies. GETCO trades on more than 50 exchanges and venues in North and South America, Europe and Asia-Pacific and employs over 400 Associates in Chicago, New York, Palo Alto, London, Singapore and Mumbai.

The core of GETCO’s business strategy is proprietary market-making—providing liquidity and improving the ability of market participants to transfer risk quickly and efficiently. Since its founding in 1999, GETCO has engaged in electronic market-making. In addition to its direct activity in the markets, GETCO has supported the evolution of the industry through direct equity investments in market structure assets like BATS, Chi-X Global, Eris Exchange and other electronic trading-related businesses. As markets continue to become more automated and transparent around the world, GETCO intends to remain a participant in this process, which GETCO believes will continue to further reduce trading and clearing costs, increase liquidity and improve access for market participants. In addition, GETCO’s customer-facing product offerings complement and leverage GETCO’s execution and processing technologies by allowing institutional clients to execute their orders with minimum market impact and transaction costs.

GETCO’s operating strategy centers on leveraging technology through all stages of trade execution, clearing and risk management. As such, GETCO has made significant investments in its technology and infrastructure, as well as the human capital necessary in this area. GETCO’s technology has been developed with the capability to interact with various forms of liquidity and to facilitate transparent, liquid and orderly markets.

GETCO maintains a well-balanced composition of revenue sources across asset classes and geographies. During the three months ended March 31, 2013, 63.3% of its trading revenues were derived from equities, 25.0% from fixed income and 11.7% from commodities and foreign exchange. Similarly 63.0% of revenues were derived from the Americas, 22.4% from European markets, and 14.6% from Asia-Pacific markets. The number of trading venues to which GETCO is connected has increased in recent years and is expected to continue to increase due to the wider global adoption of electronic trading and the continuous formation of new venues.

On December 19, 2012 GETCO and Knight entered into an agreement for a strategic business combination whereby GETCO and Knight will become subsidiaries of a new publicly traded holding company. The business combination of Knight and GETCO creates a global market-making and agency execution solutions provider that leverages each of Knight’s and GETCO’s proprietary technologies, operations and human capital.

Geographic Locations

GETCO operates in the U.S. and internationally, primarily in Europe and Asia-Pacific. The following table presents revenues by geographic area for each of the years ended December 31, 2012, 2011, and 2010 (in millions).

	Revenue*
For the year ended	Americas	Europe	Asia-Pacific(1)	Consolidated
December 31, 2012	$340.4	$128.4	$82.7	$551.5
December 31, 2011	$489.5	$255.0	$171.0	$915.5
December 31, 2010	$527.5	$230.9	$108.5	$866.9

*	Totals may not add due to rounding.
(1)	Asia-Pacific includes Singapore, Hong Kong, Japan, and Australia. On March 18, 2013, GETCO made the determination to cease operations in Hong Kong. This decision will not have a material effect on GETCO’s operations or results in Asia, which are generally conducted out of Singapore and Mumbai.

Properties

GETCO’s corporate headquarters are located in Chicago, Illinois. GETCO leases approximately 95,000 square feet at 350 N. Orleans under a lease that expires in 2026. GETCO also collectively leases approximately 131,000 square feet for its other office locations in the U.S., Europe and Asia-Pacific.

Operating Segment Overview

GETCO has three operating segments: (i) Market Making, (ii) Execution Services and (iii) Corporate and Other.

The following table sets forth segment revenues from operations for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010 (in millions):

	Revenue*
	(Unaudited) Three months ended March 31,		For the year ended December 31,
	2013	2012	2012	2011	2010
Market Making	$107.0	$149.3	$514.3	$880.5	$861.5
Execution Services	$9.2	$7.7	$34.7	$25.0	$16.8
Corporate & Other	$1.2	$0.7	$19.6	$25.1	$2.2
Eliminations	$(4.6)	$(4.2)	$(17.1)	$(15.2)	$(13.5)

Total Revenue	$112.9	$153.6	$551.5	$915.5	$866.9

*	Totals may not add due to rounding.

Market Making Segment

GETCO’s Market Making segment consists of trading in global equities, fixed income, commodities, and foreign exchange markets. As a market maker, GETCO commits capital for trade executions and provides liquidity by maintaining continuous buy and sell quotes, or two-sided markets, on various exchanges.

GETCO is a registered market maker on various equity and options exchanges and makes markets in over 6,000 securities across more than 50 exchanges and trading venues world-wide. GETCO operates as a market maker in cash and futures products quoted and traded on the NYSE, NYSE Arca, CME, BATS, NASDAQ, London Stock Exchange, Tokyo Stock Exchange and several other U.S., European and Asian-Pacific exchanges. As of March 31, 2013, according to information from the NYSE and Bloomberg, GETCO is the second largest DMM on the NYSE (by both volume and market capitalization of symbols), where it is responsible for providing fair and orderly markets for approximately 900 NYSE-listed securities. GETCO is a NYSE Supplemental Liquidity Provider, which we refer to as an SLP, in over 200 securities and generally receives rebates from NYSE when trading these securities as consideration for providing quotes in these securities. In addition, GETCO is the primary market maker for GETMatched, which is an off-exchange, dark liquidity pool. GETMatched is an SEC-registered alternative trading system, which we refer to as GETCO’s ATS, and pays clients for some of its order flow.

GETCO conducts its market making activity as a principal through the use of proprietary automated models and derives revenues from the difference between the amount paid when securities are bought and the amount received when securities are sold. GETCO’s models are heavily reliant upon quantitative data, sophisticated trading technologies and other infrastructure to efficiently maintain two-sided markets and provide liquidity to market participants.

The majority of GETCO’s market making revenue is derived from trading strategies that typically have very short time horizons and little overnight risk exposure. These revenues tend to be driven by two factors: (1) demand for liquidity and (2) revenue capture or profitability. Demand is best measured through market volumes while profitability generally increases in conjunction with the spread between the sell price (ask) and the buy price (bid) of a security. This difference, or spread, between bid price and ask price is often greatest during times of increasing market volatility. GETCO has also begun to develop and expand its market making business to include trading strategies that are less market volume dependent. These are referred to as mid-frequency market making strategies and involve holding positions for periods ranging from minutes to days.

Execution Services Segment

The Execution Services segment offers clients access to GETCO’s market making capabilities for cash equity and fixed income securities. GETCO provides clients with algorithms that facilitate their buy and sell orders and a routing system that supports best execution requirements through GETCO Execution Services, which we refer to as GES.

GES operates an ATS, branded as GETMatched, which executes trades in U.S. and European cash equities and U.S. cash treasuries, offering clients access to the dedicated liquidity provided by GETCO’s market making businesses. GETMatched only matches (executes) orders that meet or are priced better than the National Best Bid and Offer, which we refer to as NBBO, in the U.S. or European Best Bid and Offer, which we refer to as EBBO, in Europe. The NBBO and EBBO are the best available ask price when buying securities and the best available bid price when selling securities based on quotes from available exchanges.

GES also provides clients with a suite of proprietary trading algorithms, known as GETAlpha, that execute and route orders in U.S. cash equities to more than a dozen exchanges and off-exchange venues. GETAlpha includes numerous execution algorithms, providing institutional investors with the ability to execute trades to their exact specifications. The intent of GETAlpha is to provide the investment community with some of the same trading tools as a dedicated electronic market maker.

In contrast to Market Making, GETCO’s Execution Services segment does not act as a principal and generally derives revenue from commissions or fees for acting as agent on behalf of clients, including affiliates. The majority of the revenue from Execution Services has historically been earned from fees that are paid by an affiliate in connection with the affiliate posting liquidity on GETMatched and routing orders to other execution destinations on behalf of the affiliate. GETCO expects the growth of the GETAlpha product to contribute to increased third-party revenues in this segment over time.

Corporate and Other Segment

The Corporate and Other segment includes revenues and expenses associated with GETCO’s strategic investments, including costs related to the Knight merger, currency translation gains and losses, restructuring costs and lease loss expenses, interest expense related to corporate funding, members interest expense (interest paid to former members on outstanding unit repurchase amounts), and unit amortization costs. GETCO’s strategic investments generally include interests held in other companies or exchanges such as Knight, BATS and Eris. Currency translation gains and losses primarily relate to fluctuations in non-U.S. dollar denominated cash deposits held at clearing firms. Interest expense related to corporate funding primarily consists of interest on GETCO’s bank facilities that is not directly attributable to either the Market Making or Execution Services segments.

Competition

GETCO competes in both the market making and trade execution segments of the global financial services industries. Competitors in these areas include large financial institutions, investment banks, hedge funds, proprietary trading and market making companies and electronic exchanges. They include a range of firms from highly diversified multi-national corporations that compete across trades, asset classes and products as well as highly specialized regional firms focused on a narrow trade, product set or customer segment. The environment is highly competitive and rapidly changing as the industry continues to evolve in response to new regulations, lower market volumes and volatility, higher global demand for trading and technology talent and increasing costs.

GETCO’s short term operating results and performance, and that of its competitors, depend significantly on economic conditions and their impact on market volumes and volatilities. Presently, there are numerous business and economic factors affecting the industry. These factors include low market volume and volatility levels, increased regulatory oversight, a protracted economic recovery in the U.S. and around the globe, unfavorable central bank monetary policy, continued crisis in European debt markets and the unknown future of the Euro as the currency used by the European Union.

Long term trends are favorable for many competitors in the industry. Regulatory driven de-risking of large banks through legislation such as the Volcker Rule is expected to open up fixed income markets to a broader set of competitors. Improved transparency and access driven by implementation of the Dodd-Frank Act will open up markets such as interest rate swaps to new market participants like GETCO.

Supervision and Regulation

Government Regulation and Market Structure

Most aspects of GETCO’s business are subject to extensive regulation under federal, state and international laws, rules and regulations. Regulators in the U.S. and international jurisdictions continue to promulgate numerous rules and regulations that may impact GETCO’s business. In the U.S., these regulatory bodies include, but are not limited to, the SEC, the Commodity Futures Trading Commission, FINRA, NYSE, NASDAQ, other SROs, and other regulatory bodies, such as state securities commissions. In Europe and Asia, these regulatory bodies include, but are not limited to, the FSA, the Singapore Exchange and the Australian Securities and Investment Commission, which we refer to as ASIC. In addition, GETCO is subject to various rules in the countries in which GETCO trades.

As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the financial markets and protecting the interests of investors by ensuring that trading on their markets is reliable, transparent, competitive, fair and orderly. Regulated entities are subject to regulations concerning all aspects of their business, including trade practices, best execution for customers, capital adequacy, record retention technology implementation, risk management, supervision, and the conduct of officers, supervisors and their employees. Failure to comply with any of these laws, rules or regulations could result in administrative or court proceedings, censures, fines, the issuance of cease-and-desist orders, injunctions, or the suspension or disqualification of the entity and/or its officers, supervisors or employees. Although from time to time GETCO has been subject to claims alleging the violation of such laws, rules and regulations, it is not currently subject to any such claims that, in the judgment of GETCO management, are expected to be material to GETCO’s business, financial condition and/or operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments—Settlement with NASDAQ” beginning on page [    ].

Rule-making by regulators, both foreign and domestic, and market structure changes, have had an impact on GETCO’s regulated subsidiaries by directly affecting their method of operation and, at times, their profitability. Legislation can impose, and has imposed, significant obligations and restraints on GETCO’s subsidiaries. These increased obligations and restraints require the implementation and maintenance of internal practices, procedures and controls, which have increased GETCO’s costs and may subject GETCO to regulatory inquiries, claims or penalties.

The regulatory environment in which GETCO operates is subject to constant change. GETCO’s business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed in the U.S. and abroad by regulatory authorities, applicable state agencies and administrative departments and other regulatory bodies. Additional regulations or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of GETCO. GETCO cannot predict what effect, if any, such changes might have to GETCO’s subsidiaries. However, there have been, and could be, significant technological, operational and compliance costs associated with the obligations that derive from compliance with such laws, rules and regulations.

On July 21, 2010, the Dodd-Frank Act was enacted in the U.S. Implementation of the Dodd-Frank Act continues to be accomplished through extensive rulemaking by the CFTC, SEC and other governmental agencies. At this time, it is difficult to assess the impact the current and expected future rulemaking associated with the Dodd-Frank Act will have on GETCO’s businesses and on the financial services industry.

The SEC and other regulatory bodies have recently enacted and are actively considering rules that may affect the operation and profitability of GETCO. In particular, on August 1, 2012, SEC Rule 613 was published in the Federal Register. This rule requires the securities exchanges and FINRA to act jointly in developing a national market system plan to develop, implement, and maintain a consolidated audit trail, which we refer to as a CAT, with respect to the trading of listed equity securities and listed options. In addition, the SEC recently proposed Regulation SCI, which would impose a variety of compliance and other requirements on market participants such as GETCO.

GETCO will also incur compliance costs related to implementation of the National Market System Plan to Address Extraordinary Market Volatility, which we refer to as the Volatility Plan. The Volatility Plan was jointly developed by the securities exchanges and FINRA to prevent trades in individual listed equity securities from occurring outside of specified price bands and implementing trading pauses to address more fundamental price moves.

The SEC may also consider proposing other market structure changes. In January 2010, the SEC published a Concept Release that asked for comment on issues such as high frequency trading, co-location, internalization, and markets that do not publicly display price quotations, including dark liquidity pools. For risk factors related to the Concept Release, see “Risk Factors—Risk Factors Relating to the Combined Company Following the Mergers—Regulatory and legal uncertainties could harm KCG’s business” beginning on page [    ].

The financial services industry in many countries is heavily regulated, much like the U.S. The compliance requirements of these different regulatory jurisdictions and other factors may limit GETCO’s ability to conduct business or expand internationally. For example, the MiFID, which was implemented in November 2007, is now under review. On October 20, 2011, the European Commission published its proposals for revision of MiFID, which consist of a directive, called MiFID 2, and regulations, called MiFIR. In October 2012, the European Parliament adopted, with amendments, MiFID 2/MiFIR. MiFID 2/MiFIR will not be finalized until completion of trialogues among the European Commission, European Parliament, and Council of the European Union, which may begin in the third quarter of 2013. The MiFID 2/MiFIR proposals include many changes likely to affect GETCO’s business. For example, the current proposal would require firms like GETCO to conduct all trading on European markets through authorized investment firms. MiFID 2/MiFIR will also require certain types of firms, including GETCO, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms’ risk controls related to the safe operation of electronic system. MiFID 2/MiFIR may also impose additional requirements on trading platforms on which GETCO will trade, such as a minimum order resting time, cancellation fees, circuit breakers, and limits on the ratio of unexecuted orders to trades. Each of these proposals may impose technological and compliance costs on KCG as a participant in those trading platforms. For risk factors related to regulation of the financial services industry in countries other than the U.S., see “Risk Factors—Risk Factors Relating to the Combined Company Following the Mergers—Regulatory and legal uncertainties could harm KCG’s business” beginning on page [    ].

In addition, France and Italy have adopted a financial transaction tax. These taxes have not had a material impact on GETCO’s trading profitability. For risk factors related to these and other financial transaction taxes, see “Risk Factors—Risk Factors Relating to the Combined Company Following the Mergers—Regulatory and legal uncertainties could harm KCG’s business” beginning on page [    ].

Net Capital Requirements

Certain of GETCO’s subsidiaries are subject to the SEC’s uniform net capital rule or capital adequacy requirements by foreign regulators. These rules, which specify minimum net capital requirements for registered broker-dealers, are designed to measure the general financial integrity and liquidity of a broker-dealer and require that at least a minimum part of their assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these are deductions of non-allowable assets and adjustments, commonly called haircuts, which reflect the possibility of a decline in the market value of an asset before disposition.

Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC or FSA and suspension or expulsion by FINRA and other regulatory bodies, and ultimately could require the relevant entity’s liquidation. The uniform net capital rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce the firm’s net capital below required levels.

A change in the uniform net capital rule, the imposition of new rules or any unusually large charges against net capital could limit those operations that require the intensive use of capital and also could restrict GETCO’s ability to withdraw capital from its broker-dealer subsidiaries. A significant operating loss or any unusually large charge against net capital could adversely affect GETCO’s ability to expand or even maintain its present levels of business.

Legal Proceedings

From time to time, GETCO and certain of its past and present officers, directors and/or employees have been named as parties to legal actions, arbitrations, administrative claims and regulatory reviews and investigations arising in connection with the conduct of its businesses.

GETCO’s subsidiaries include regulated entities that are subject to extensive oversight under federal, state and applicable international laws as well as SRO rules. Changes in market structure and the need to remain competitive require constant changes to GETCO’s systems and order handling procedures. GETCO makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by GETCO’s regulators in the U.S. and abroad. As a significant agency execution and proprietary liquidity provider on over 50 exchanges and execution destinations globally as well as a major execution destination for other market participants, GETCO is named from time to time in, or are asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators and SROs that arise from business activities. GETCO is currently the subject of various regulatory reviews and examinations. In some instances, these matters may rise to a disciplinary action and/or civil or administrative action. See “Significant Developments—Settlement with NASDAQ” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Information Regarding Outstanding GETCO Units

GETCO has four classes of outstanding units: Class A, Class B, Class E and Class P. A description of each class of outstanding units is below.

•

Class A: GETCO’s Class A units are voting units and are held largely by Stephen Schuler and Daniel Tierney, GETCO’s founders. As of May 1, 2013 there were 3,688,219 outstanding Class A units, held by Messrs. Schuler and Tierney and six additional holders, including one current executive officer of GETCO.

•

Class B: GETCO’s Class B units are non-voting units generally granted to employees, consultants and advisors as incentive compensation. GETCO’s Class B units are granted pursuant to award agreements and are subject to repurchase by GETCO upon the departure of an employee. Class B units generally vest either ratably over a three-year term or in the case of units issued prior to 2012, in full three years from the issue date. The amount payable upon a repurchase is dependent on whether the Class B units are then vested or unvested. As a result of the mergers, all unvested Class B units will vest. As of May 1, 2013, there were 4,792,122 outstanding Class B units held by 154 holders, almost all of whom are current employees, consultants or advisors of GETCO.

•

Class E: GETCO’s Class E units are non-voting profits-interests, which have historically been granted out-of-the money. Class E units generally vest either ratably over a three-year term or in the case of units issued prior to 2012, in full three years from the issue date. Class E units allow for future appreciation in excess of GETCO’s value over a certain strike price per unit and allocation of income once the units are vested. The Class E units are forfeited upon departure of an employee, whether vested or not, and if vested, the cash value of the units above their strike price is paid to the employee. All of the GETCO Class E units are currently out-of-the money and will be cancelled for no consideration in connection with the closing of the mergers.

•

Class P: GETCO’s Class P units are voting units and are held by GA-GTCO. The Class P units are entitled to a fixed voting percentage of 21.875%. The Class P units are also entitled to a liquidation preference in connection with a “Capital Event” (as defined in GETCO’s operating agreement). As of December 19, 2012, the Class P liquidation preference was approximately $311 million. As of May 1, 2013, there were 2,785,689 outstanding Class P units.

GA-GTCO, LLC

c/o General Atlantic Service Company, LLC

Three Pickwick Plaza

Greenwich, Connecticut 06830

(917) 206-1944

GA-GTCO, LLC is a Delaware limited liability company, through which investment funds affiliated with General Atlantic hold GETCO Class P units. Established in 1980, General Atlantic is a global growth equity firm providing capital and strategic support for growth companies. As of the date of this joint proxy statement/prospectus, General Atlantic manages approximately $17 billion in capital (comprised of both total committed capital and portfolio investments) and has more than 70 investment professionals based in Greenwich, New York, Palo Alto, São Paulo, London, Munich, Hong Kong, Beijing, Singapore and Mumbai.

GA-GTCO does not undertake any business other than ownership of the GETCO units and actions incidental thereto. As of the date of this joint proxy statement/prospectus, GA-GTCO is the holder of all 2,785,689 GETCO Class P units and 71,802 Class B units. GA-GTCO is a wholly-owned subsidiary of GA-GTCO Interholdco, LLC, a Delaware limited liability company whose principal place of business is in Connecticut. GA-GTCO Interholdco, LLC is a subsidiary of such investment funds.

KCG Holdings, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

KCG Holdings, Inc. (formerly Knight Holdco, Inc.) is a Delaware corporation and a direct, wholly owned subsidiary of Knight formed in December 2012. KCG was formed in connection with the merger agreement and the mergers for the purpose of holding Knight, GETCO and GA-GTCO Acquisition, LLC as direct wholly-owned subsidiaries following completion of the mergers. The business of KCG will be the combined business of Knight and GETCO.

This section contains information that may constitute “forward-looking statements.” Caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. KCG undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, those described in “Risk Factors” beginning on page [    ], “Cautionary Statement Regarding Forward Looking Statements” beginning on page [    ] and elsewhere in this joint proxy statement/prospectus and those described from time to time in future reports filed with the Securities and Exchange Commission.

Business Overview

The business combination of Knight and GETCO creates a global market-making and agency execution solutions provider that leverages each of Knight’s and GETCO’s proprietary technologies, operations and human capital.

Although the ultimate strategy of KCG will be determined by its board of directors and senior management after consummation of the mergers, the corporate vision for KCG is to be one of the world’s premier providers of liquidity across asset classes and geographies, applying technology to complex problems in order to create scalable, efficient solutions and advance the ways in which market participants seek to manage risk. KCG intends to execute on its vision by bringing together the core independent strengths of each predecessor company into the combined entity.

KCG will pair the technology and operations of GETCO and Knight, and will combine it with Knight’s customer franchise. KCG’s broad, global customer base should benefit from its larger, combined balance sheet and increased set of product offerings, which should result in significant opportunities for the firm to earn commissions or generate net trading revenue.

The sections below briefly describe some of the core strengths and key differentiators that Knight and GETCO bring to the combined company. By bringing together these core stand-alone strengths and drawing on KCG’s greatly increased depth and scale across regions, asset classes and product types, KCG expects to create additional strengths and differentiators, which are also described below.

Core strengths and key differentiators of Knight Capital Group, Inc.

•

Customer market-making franchise. Knight is a provider of market-making and trade execution services with particular emphasis on retail-facing brokerage firms in the U.S. By leveraging Knight’s technologically advanced and scalable market-making, Knight’s retail-facing brokerage clients are able to focus their resources on delivering a superior and competitively-priced customer experience in the form of immediate access to liquidity, price improvement and best execution. A number of Knight’s retail-facing brokerage clients also receive payment for directing their order flow to Knight, which allows them to, among other things, reduce costs for their own retail clients.

•

Multi-asset class market access and trade execution services. Knight seeks to provide sell-side clients with high quality and competitive trade executions in the equity markets through the use of automated quantitative models, which includes access to alternative sources of liquidity through Knight Link and Knight Match, which are both off-exchange, non-public trading venues. Additionally, Knight’s cash equity traders offer execution services for complex trades and a variety of order types. Knight’s institutional products targeting asset managers include equity sales and trading (including block trading) and providing access to buy- and sell-side equity order flow, which are supported through active market-making, including providing capital to facilitate trades when necessary. Knight also offers direct market access and innovative agency execution algorithms via a broker-neutral trading platform to multiple liquidity destinations through Knight Direct. Fixed income trade executions for retail-sized orders are provided to broker-dealer clients through Knight BondPoint. Knight’s Hotspot FX subsidiary enables instantaneous and anonymous trading in spot foreign currency exchange pairs and precious metals.

•

Hybrid market model offering dual electronic and voice capabilities. Knight’s hybrid market model features an array of electronic and voice or phone-based services that allow buy- and sell-side clients to interact with the market based on their specific needs and preferences. This model allows Knight to attract a larger base of clients with diverse investment styles and strategies, while at the same time capturing a greater share of client order flow.

•

Client network connectivity and broad product offering. Knight has connectivity with a broad range of buy- and sell-side clients and various exchanges and liquidity pools in the U.S. and abroad through a combination of electronic and voice access. Knight provides market access and trade execution services to approximately 450 sell-side clients and approximately 1,500 buy-side clients with a considerable trading footprint in U.S. equities covering approximately 19,000 U.S. securities plus European and Asian equities and fixed income securities. Knight also provides execution services in foreign exchange, futures, options and precious metals.

Core strengths and key competitive differentiators of GETCO Holding Company, LLC

•

Trading technologies and operations. GETCO’s core business and operating strategies emphasize the leveraging of technology solutions through all stages of trade execution, clearing and risk management. As such, GETCO has developed and continues to develop its technology and infrastructure, as well as the human capital necessary to support and advance its technology and infrastructure. The speed at which GETCO can receive and process market data, formulate trading decisions, execute orders and clear trades has been, and will be, a key competitive differentiator in electronic market-making. GETCO views the continuous development of its technology, with a focus on speed and scalability, as an essential driver to grow market share and maintain its competitive position.

•

Global proprietary market-maker. Since its inception in 1999, GETCO’s business has been focused on the transformation from manual to automated securities markets in the U.S., Europe and Asia across multiple asset classes, including equities, fixed income, commodities, options and currencies. GETCO’s emphasis on proprietary market-making also led to the creation of agency execution algorithms for its recently formed client services operation that provides institutional clients and broker dealers with the ability to trade in a similar capacity as a market maker thus lowering their trading costs.

•

Diversified revenue sources across markets and asset classes. Owing to its global footprint and connectivity, GETCO maintains a well-balanced composition of revenue sources across asset classes. During the three months ended March 31, 2013, 63.3% of GETCO’s trading revenues were derived from equities, 25.0% from fixed income and 11.7% from commodities and foreign exchange. Similarly, 63.0% of GETCO’s revenues were derived from the Americas, 22.4% from European markets, and 14.6% from Asia-Pacific markets. The number of trading venues to which GETCO is connected has increased in recent years and is expected to continue to increase due to the wider global adoption of electronic trading and the continuous formation of new venues.

•

Scalable business model. The core of GETCO’s business strategy is proprietary market-making—providing liquidity and improving the ability of market participants to transfer risk quickly and efficiently. Since its founding in 1999, GETCO has engaged in electronic market-making. In addition to its direct activity in the markets, GETCO has supported the evolution of the industry through direct equity investments in market structure assets like BATS, Chi-X Global, Eris Exchange and other electronic trading-related businesses. As markets continue to become more automated and transparent around the world, GETCO intends to remain a participant in this process, which GETCO believes will continue to further reduce trading and clearing costs, increase liquidity and improve access for market participants. In addition, GETCO’s customer-facing product offerings complement and leverage GETCO’s execution and processing technologies by allowing institutional clients to execute their orders with minimum market impact and transaction costs.

Core strengths and key competitive differentiators of KCG Holdings, Inc.

•

Well-positioned market-maker and client services firm. By combining Knight’s customer-centric market-making business with GETCO’s proprietary market-making business, KCG’s footprint will extend to most major electronically-traded asset classes. By integrating and combining GETCO’s and Knight’s order execution, risk management and operations capabilities, with Knight’s customer base and client services expertise, KCG will have a modern and comprehensive platform to support current and future activities with fast time-to-market. Based on U.S. consolidated tape data (Tape A, Tape B and Tape C) for the three months ended March 31, 2013, KCG would have had a 16% market share in cash equities market making on U.S. exchanges. Based on trading data from NYSE Euronext, the London Stock Exchange, Borsa Italiana, Nasdaq OMX Europe, the Swiss Exchange, Turquoise and Deutsche Boerse for the three months ended March 31, 2013, KCG would have had a 4% market share in cash equities market making on European exchanges. In its agency execution segment, KCG would combine Knight’s and GETCO’s complementary product offerings to capitalize on compelling cross-selling opportunities.

•

Stable, positive net trading revenue. Knight’s and GETCO’s combined market making segment is expected to produce stable, positive net trading revenue with upside potential in markets experiencing an elevated level of trading volume and volatility. During times of market dislocation, the risk methodology employed by KCG’s market making strategy is designed to allow KCG to continue providing liquidity to the financial markets and capitalize on increased bid/ask spreads.

•	Diversified business model. KCG will be a market-maker on- and off-exchanges, servicing direct relationships in the retail, buy-side, and sell-side customer channels, as well as employing proprietary trading strategies. Geographically, Knight’s wholesale market-making franchise in U.S. equities will complement GETCO’s global, multi-asset class footprint and connectivity. Going forward, the combined company will look to compete for any portion of the OTC derivatives market that potentially moves to electronic trading as a result of regulatory changes. While KCG’s largest source of market making revenue is expected to be generated from its equities trading activities, it is expected to have diversified revenue sources across other asset classes and geographies. KCG is poised to further diversify and grow its revenue base through the expansion of its participation in new and existing global markets and asset classes.

•

Large customer portfolio. Knight and GETCO both focus on market access and trade execution services across multiple asset classes to buy- and sell-side clients. There is limited overlap between Knight’s and GETCO’s customer portfolio, so cross-selling opportunities exist.

•

Synergy opportunities. Knight and GETCO believe that the mergers will create the opportunity for significant cost and revenue synergies. Technology and process optimization and the elimination of redundancies should reduce operating costs. Redundancy eliminations will come from infrastructure, personnel and professional fees, among other items. KCG also expects to reduce its operating costs through the standardization of certain operating platforms and the combination of self-clearing platforms. Management currently estimates these cost synergies to be between $90 - $110 million per year when fully realized, of which approximately $20 - $30 million is currently expected to be achieved within one year from the closing of the mergers. The amount of annual cost synergies is expected to increase until they reach the indicated range within 3 years of closing (i.e., fully realized). Sources of potential revenue synergies include, but are not limited to, higher liquidity rebates and the deployment of more effective and efficient trading strategies through technology and process optimization efforts. Although it is management’s objective to reach these levels of cost synergies on a fully-realized basis, no assurance can be given that such levels will be achieved in the time frame indicated or at all or that additional unanticipated costs may not arise (i.e., negative synergies). See “Risk Factors—KCG may fail to realize the anticipated benefits of the mergers” beginning on page [    ].

•

Proven leadership team and talented employee base. Upon closing, KCG’s leadership team will consist of some of the industry’s most experienced professionals and trading technologists. The executive team led by Daniel Coleman, GETCO’s Chief Executive Officer, with over 25 years of industry experience, will leverage key leaders from both organizations. KCG will also employ talented traders, technologists and quantitative analysts in the United States, Europe and Asia.

•

Focus on robust operations and risk controls. KCG will utilize a sophisticated risk management framework, including multi-level limits, alerts and reporting. This is expected to consist of real-time monitoring of profitability at multiple levels of granularity and frequently tested fail-over capabilities. Risk management limits include market risk limits based on position and open order exposures, as well as scenario-based enterprise-wide capital and liquidity stress tests. Risk management will be further supported by redundant trade and position reconciliation systems and processes, which are in part made possible by self-clearing capabilities across most asset classes and markets. KCG’s culture, business strategy, and compensation policies are expected to be based on the principle that risk management and operational excellence are core and essential competencies rather than a “back-office” cost center.

•

Deep understanding of regulatory market micro structure. Knight and GETCO have independently developed a comprehensive understanding of how market and regulatory structures operate. Both have looked to serve as thought leaders on market structure issues, leveraging the knowledge gained through operating in their respective markets for many years. Both companies have experience navigating across a variety of market structures in multiple geographies, and KCG expects that know-how to benefit the combined company. Knight and GETCO have successfully operated on both public exchanges and OTC markets in the U.S. and internationally in thousands of products across multiple asset classes in both proprietary trading and trading on behalf of their clients. Furthermore, each company has made investments in global market structure assets such as exchanges and trading platforms that have improved considerably their respective proprietary trading and agency execution activities. Because of its market structure expertise and footprint, the combined company is well-positioned to capitalize on and adapt to market structure changes.

•

Changing market dynamics. Global markets are in the midst of a long-term shift from manual processes to automated processes and the providers of risk transfer services are changing as a result. The industry has transformed from manual markets with high barriers to entry, ambiguity around trade executions and wide spreads and large commissions to a technology-driven market with low barriers to entry and increased clarity around trade execution. As a result, to be competitive, market-makers must possess the scale to offer cost-effective solutions in multiple markets. KCG’s scale and capabilities will enable it to benefit from this evolution towards enhanced reliance on technology and innovation. Leveraging technology, the combined company will seek to create innovative products and platforms that increase efficiency across the entire risk transfer cycle.

Challenges faced by KCG Holdings, Inc.

The section below briefly describes some of the key challenges that we expect the combined company will face. This is not intended to be a complete list of all risks and challenges that KCG may face and should be read together with “Risk Factors” beginning on [    ]. Additional challenges not currently anticipated by us also may adversely affect our business, financial condition and/or operating results in a material manner. In addition, KCG may also face challenges caused by actions not directly related to its business, including, but not limited to, acts of war, terrorism and natural disasters.

•

Conditions in the financial services industry. KCG’s business will be primarily transaction-based, and changes in global trading volumes, volatility levels, securities prices, commission rates or market liquidity could adversely affect the business and its profitability. To date in 2013, conditions in the financial services industry and across the securities markets are best characterized as stable. Market conditions, however, are not static. There will be periods when the conditions may have an adverse impact on KCG’s business and profitability, such as those witnessed in 2012. Accordingly, reductions in trading volumes, volatility levels, securities prices, commission rates or market liquidity could materially affect KCG’s business and profitability.

•

Potential exposures from trading activities. Each of Knight and GETCO has, historically, conducted and KCG will, following the completion of the mergers, conduct the vast majority of its trading activities as a principal, which subjects its capital to risks. These activities will involve risks of price fluctuations and illiquidity, or rapid changes in the liquidity of markets that may limit or restrict KCG’s ability to either resell or repurchase securities or other financial instruments. The performance of KCG’s trading activities primarily will depend upon many factors, including its ability to attract order flow, the composition and profile of its order flow, the dollar value of securities and other financial instruments traded, the skill of KCG’s trading personnel and the ability of KCG to design, build and effectively deploy the necessary technologies and operations to support all of its trading activities and enable KCG to remain competitive. All of the above factors could have a material adverse effect on KCG’s business, financial condition and operating results.

•

Regulatory and legal uncertainties. The capital markets industry in the U.S. and the foreign jurisdictions in which KCG will conduct its business is subject to extensive oversight under federal, state and applicable foreign laws, rules and regulations, as well as the rules of SROs. Broker-dealers, investment advisors, mortgage brokers and financial services firms are subject to regulations concerning all aspects of their businesses, including trade practices, best execution practices, capital adequacy, record-keeping, anti-money laundering, fair and requisite disclosure, and the conduct of their officers, supervisors and employees. KCG’s operations and profitability may be directly affected by, among other things, additional legislation or regulation, or changes in rules promulgated by domestic or foreign governments or regulators; and changes in the interpretation or enforcement of existing laws, regulations and rules. In particular, high frequency trading continues to be the focus of extensive and rigorous regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to continue. Although no rules have yet been proposed in the U.S., there are market participants that continue to call upon the U.S. Congress and the SEC to propose and adopt rules that could curtail (or eliminate) high-frequency trading in some fashion, including: restrictions on colocation, order-to-execution ratios, minimum quote life, and further transaction taxes.

•

Integration of GETCO and Knight. GETCO and Knight have operated and, until the completion of the mergers, will continue to operate, independently. Certain employees of Knight and GETCO may not be employed after the mergers. In addition, employees of Knight and GETCO that KCG wishes to retain may elect to terminate their employment as a result of the mergers, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of GETCO’s or Knight’s ongoing businesses or cause issues with standards, controls, procedures and policies that adversely affect the ability of GETCO or Knight to maintain relationships with customers and employees or to achieve the anticipated benefits of the mergers. The success of KCG will depend on, among other things, its ability to combine the businesses of GETCO and Knight in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Knight or GETCO nor result in decreased revenues due to loss of customers. If KCG is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.

•

Reduction of market share through entry of competition. All aspects of KCG’s business will be intensely competitive. KCG will face competition in its businesses primarily from global, national and regional broker-dealers, exchanges, ATSs, crossing networks, ECNs, and dark liquidity pools. KCG will continue to face intense competition in connection with its high frequency trading activities and its fixed income and other businesses. A number of competitors of KCG’s businesses have greater financial, technical, marketing and other resources than KCG will have. Some of KCG’s competitors offer a wider range of services and financial products than KCG does and have greater name recognition and a more extensive client base. These competitors may be able to respond more quickly than KCG to new or evolving opportunities and technologies, market changes, and client requirements and may be able to undertake more extensive promotional activities and offer more attractive terms to clients. As a result of the above, there can be no assurance that KCG will be able to compete effectively, which could have a material adverse effect on KCG’s business, financial condition and operating results.

•

Operational, financial and liquidity risks from self-clearing. In 2009, Knight undertook an initiative to self-clear its securities transactions using an internally-developed platform. In addition, GETCO has historically self-cleared a portion of its transactions. These practices will remain with KCG, and it will self-clear substantially all of its domestic and international equities transactions using proprietary platforms and intends to expand self-clearing across product offerings and asset classes in the future. Self-clearing will require KCG to finance the majority of its inventory and maintain margin deposits at clearing organizations. Self-clearing will expose KCG’s business to operational risks, including business disruption, operational inefficiencies, liquidity and financing risks and potentially increased expenses and lost revenue opportunities. Any such delay, disruption, expense or failure could adversely affect KCG’s ability to effect transactions and manage its exposure to risk. Moreover, any of these events could have a material adverse effect on KCG’s business, financial condition and operating results.

•

Potential capacity constraints, system failures and delays. KCG’s business activities will be heavily dependent on the integrity and performance of the computer and communications systems supporting them and the services of certain third parties. KCG’s systems and operations will be vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause KCG’s computer systems to operate at an unacceptably slow speed or even fail. In addition, the challenges associated with integrating Knight’s and GETCO’s technology platforms following the completion of the mergers may heighten such vulnerabilities or constraints. While KCG will have invested significant amounts of capital to upgrade the capacity, reliability and scalability of its systems, there can be no assurance that its systems will be sufficient to handle such trading volumes and modifications themselves may result in unanticipated and undesirable consequences.

•

Losses and liabilities related to the August 1, 2012 technology issue. Knight is currently subject to litigation by stockholders alleging that they have been damaged by the technology issue that Knight experienced at the opening of trading at the NYSE on August 1, 2012. Knight is also subject to an investigation by the SEC relating to the technology issue, and other regulatory or governmental agencies may decide to conduct further investigations into the technology issue. While KCG is unable to predict the outcome of any existing or future litigation or governmental investigation, an unfavorable outcome in one or more of these matters could have a material adverse effect on KCG’s financial condition or ongoing operations. Furthermore, any inability to demonstrate that KCG has fully resolved and remediated the technology issues stemming from the events of August 1, 2012 or concerns about future technology issues could cause existing customers to lose confidence in KCG’s systems and could adversely affect its reputation and its ability to attract or maintain customers and counterparties.

•

Significant leverage. As a result of the mergers, KCG will have significantly more leverage than either Knight or GETCO did independently prior to the mergers. This leverage may have important negative consequences for KCG, including: increasing its vulnerability to general adverse economic and industry conditions; requiring it to dedicate a portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes; making it difficult for it to optimally manage the cash flow for its businesses; limiting its flexibility in planning for, or reacting to, changes in its businesses and the markets in which it operates; placing it at a competitive disadvantage compared to its competitors that have less debt; subjecting it to a number of restrictive covenants that, among other things, limit its ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds, and make capital expenditures and other investments; and exposing it to interest rate risk due to the variable interest rate on borrowings under its credit facilities. KCG’s ability to make payments of the principal and refinance its indebtedness will depend on its future performance, its ability to generate cash flow and market conditions, each of which is subject to economic, financial, competitive and other factors beyond its control.

Integration Priorities

Knight and GETCO have created an integration planning framework and are in the process of creating an integration plan, which includes a detailed roadmap. The two companies have engaged an integration consultant to support this effort. Additionally, Knight and GETCO have established an Integration Governance Committee, consisting of 11 executive level officers across both firms, that meets weekly to discuss high level considerations at each step of the integration process. There is a high-level shared acknowledgement at both companies that key priorities for the integration include mitigating operational risk and seamlessly integrating all necessary risk controls; preserving existing customer relationships; evaluating technology platforms and systems to create enhanced capabilities while realizing efficiencies of scale; and retaining key personnel at both organizations.

The Merger Subsidiaries

KNIGHT ACQUISITION CORP

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Knight Acquisition Corp is a Delaware corporation, an indirect, wholly owned subsidiary of Knight and a direct, wholly owned subsidiary of KCG. Knight Acquisition Corp was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, Knight Acquisition Corp will merge with and into Knight and cease to exist.

GETCO ACQUISITION, LLC

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

GETCO Acquisition, LLC is a Delaware corporation, an indirect, wholly owned subsidiary of Knight and a direct, wholly owned subsidiary of KCG. GETCO Acquisition, LLC was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, GETCO Acquisition, LLC will merge with and into GETCO and cease to exist.

GA-GTCO ACQUISITION, LLC

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

GA-GTCO Acquisition, LLC is a Delaware corporation, an indirect, wholly owned subsidiary of Knight and a direct, wholly owned subsidiary of KCG. GA-GTCO Acquisition, LLC was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, with GA-GTCO Acquisition, LLC continuing as the surviving corporation in the merger and as a direct wholly owned subsidiary of KCG.

THE MERGERS

The following is a discussion of the mergers and the material terms of the merger agreement by and among Knight, GETCO and GA-GTCO. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about Knight or GETCO. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Knight makes with the SEC, as described in the section entitled “Incorporation of Certain Documents by Reference” beginning on page [    ].

General Description of the Mergers

Pursuant to the terms and subject to the conditions of the merger agreement, Knight and GETCO are entering into a strategic business combination through the mergers described below.

Under the terms of the merger agreement, (i) Knight Acquisition Corp will merge with and into Knight with Knight surviving the merger, (ii) GETCO Acquisition, LLC will merge with and into GETCO, with GETCO surviving the merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, with GA-GTCO Acquisition, LLC surviving the merger. It is intended that each merger will occur substantially simultaneously with the other mergers, but that the GA-GTCO merger will occur immediately before the Knight merger, which will occur immediately before the GETCO merger. Following the mergers, each of Knight, GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG. KCG will own all of the outstanding shares of Knight common stock, all of the outstanding GETCO units and all of the outstanding limited liability company interests of GA-GTCO Acquisition, LLC. The holders of Knight common stock, GETCO units and GA-GTCO units prior to the mergers will together own all of the outstanding shares of common stock of KCG following the mergers.

Promptly after entering into the merger agreement, Knight Holdco, Inc. (now KCG Holdings, Inc.), a Delaware corporation, was formed as a wholly owned direct subsidiary of Knight. In addition, Knight Acquisition Corp, a Delaware corporation; GETCO Acquisition, LLC, a Delaware limited liability company; and GA-GTCO Acquisition, LLC, a Delaware limited liability company, were formed as direct, wholly-owned subsidiaries of KCG Holdings, Inc.

Background of the Mergers

Knight’s board of directors has periodically discussed and reviewed Knight’s business, strategic direction, performance and prospects in the context of developments in the financial services industry, at Knight and in the competitive landscape. Knight’s board of directors has also at times discussed with senior management various potential strategic alternatives, both before and after Knight’s August 1, 2012 trading loss and subsequent sale of $400 million of convertible preferred stock to certain investors (including GETCO and Jefferies), involving possible acquisitions, business combinations, restructurings or divestitures that could complement, enhance or improve the company’s competitive strengths and strategic position. Also, senior management of Knight has, from time to time, had informal discussions with representatives of other financial institutions and potential transaction partners regarding trends and issues in the industry and at Knight and engaged in exploratory discussions of the potential benefits and issues arising from possible strategic transactions.

Similarly, GETCO’s board of directors has periodically discussed and reviewed GETCO’s business, strategic direction, performance and prospects. In this context, GETCO’s board of directors has discussed various potential transactions, including potential strategic combinations and acquisitions, as well as transactions that would provide liquidity to GETCO’s holders, including a public offering. The GETCO board considers these alternatives in connection with its evaluation of GETCO’s strategic goals and initiatives.

After completion of the preferred stock sale, in mid-August 2012, Thomas M. Joyce, Knight’s Chairman of the Board and Chief Executive Officer, was separately approached by representatives of Company A and by Rene Kern (a managing director of General Atlantic and a director of GETCO) and Alex Chulack (at the time a managing director of General Atlantic and a director of GETCO) (with respect to GETCO) who each expressed interest in discussing potential strategic transactions, including all-stock strategic combinations with Knight. Over the next few weeks, Mr. Joyce and certain representatives of Knight engaged in high-level exploratory discussions with each of GETCO and Company A, and Mr. Joyce reported the general expressions of interest to Knight’s board.

In connection with its preliminary consideration of a potential transaction, on September 12, 2012, GETCO retained Jefferies to serve as GETCO’s financial advisor.

At a special meeting of the Knight board of directors on September 13, 2012, representatives of Sandler O’Neill, Knight’s financial advisor, and Mr. Joyce reported to Knight’s board regarding the expressions of interest received from GETCO and Company A and presented a high level overview of each company. A representative from Wachtell, Lipton, Rosen & Katz, counsel to Knight, which we refer to as Wachtell, Lipton was also present. Knight’s board authorized senior management, including Mr. Joyce, Leonard Amoruso (Knight’s General Counsel), Steven Bisgay (Knight’s Chief Operating Officer and Chief Financial Officer), Richard Herr (Knight’s Managing Director, Head of Business Development) and Steven Sadoff (Knight’s EVP and Head of Correspondent Clearing and Futures), to conduct a limited due diligence review to obtain greater detail from each of Company A and GETCO regarding their proposals and to provide limited diligence information regarding Knight to each of Company A and GETCO. Mr. Matthew Nimetz, a director of Knight appointed by General Atlantic, recused himself from the foregoing board action and recused himself from the portions of any future meetings at which board action or discussion occurred relating to a potential transaction with GETCO, Company A or other strategic alternatives. On September 13, 2012 Knight’s stock price closed at $2.61.

Subsequent to the September 13th board meeting and in the days leading up to Knight’s next board meeting on September 24, 2012, preliminary diligence and further exploratory discussions occurred between each of Knight and GETCO and Knight and Company A and their respective representatives and Mr. Joyce informed Knight’s board that GETCO had engaged Jefferies, Knight’s largest stockholder, as its financial advisor.

At a meeting of the Knight board of directors on September 24, 2012, representatives of Sandler O’Neill and senior management of Knight including Messrs. Joyce, Amoruso, Bisgay, Andrew Greenstein (Knight’s Deputy General Counsel), Herr and Steven Wright (Knight’s Assistant Secretary) reported to Knight’s board on the current status of discussions and the limited diligence conducted to date between Knight and each of GETCO and Company A. Representatives from Wachtell, Lipton were also present. Knight’s senior management reported that Knight and GETCO were engaged in preliminary discussions regarding an all-stock transaction in which pro forma ownership of the combined company following the transaction would be based on relative tangible book value of each company prior to the transaction, with Knight stockholders (other than GETCO) owning more than 50% of the combined company. Knight management also reported that Knight and Company A were engaged in preliminary discussions regarding an all-stock transaction, although no valuation had yet been proposed with respect to such a transaction. Following these presentations and discussions, Knight’s board determined to instruct senior management to continue the preliminary mutual diligence process with each of GETCO and Company A and work to assess potential benefits and risks of each transaction and to progress valuation discussions with each company. On September 24, 2012, Knight’s stock price closed at $2.52.

During the next few weeks the diligence process continued with each of GETCO and Company A.

On October 5, 2012, Knight’s board received a proposal from Company A for an all-stock merger of equals style transaction with pro forma ownership of the combined company to be mutually agreed and based on the market capitalizations of Knight and the estimated value of Company A, which was a private company.

The Knight board met on October 10, 2012, and Knight’s senior management including Messrs. Joyce, Amoruso, Bisgay, Greenstein, Herr and Wright and its outside advisors updated the board on the status of the diligence process and discussions with each of GETCO and Company A and discussed the specific terms of the potential transactions with each of GETCO and Company A. Representatives from Sandler O’Neill presented to the board its preliminary valuation analysis of each transaction based on the diligence conducted to date. Knight’s board discussed at length the preliminary valuation analysis, the diligence results and the merits of each potential transaction. The board was concerned that the relative valuation being proposed by GETCO was not sufficient for Knight’s stockholders, particularly in light of the all-stock nature of the proposed merger consideration and instructed senior management and the company’s outside advisors to address these concerns with GETCO. The board also instructed senior management and the company’s outside advisors to focus on valuation in their diligence of and discussions with Company A, although the status of the discussions and diligence with Company A were in a more preliminary stage than the diligence and discussions with GETCO.

As a result of the subsequent discussions between Knight and GETCO, including a diligence meeting between GETCO management and representatives of the Blackstone Group L.P. (including Martin Brand, a managing director of the Blackstone Group L.P. and a director of Knight), it became apparent that an all-stock merger of equals style transaction between Knight and GETCO was not going to be feasible because of the disagreements between the parties over relative valuation. On October 18, 2012, GETCO’s outside advisors telephoned Knight’s outside advisors to inform them that GETCO had decided to no longer engage in preliminary discussions with Knight regarding a potential transaction and had terminated the diligence process.

Preliminary discussions and diligence continued with Company A following Knight’s October 10th meeting. The Knight board also met on October 26, 2012 and received an update from senior management, including Messrs. Joyce, Amoruso, Bisgay, Greenstein, Herr and Wright and its outside advisors regarding the ongoing diligence process and discussions with Company A and the lack of engagement from GETCO since October 18. Based on these reports, Knight’s board determined that the range of relative ownership under consideration by Company A that would result in Company A owning a substantial majority of the combined company would not provide sufficient consideration for Knight’s stockholders due, among other things, to the two company’s divergent views over relative valuation and the low tangible book value for the combined company that would result from a combination. Sandler O’Neill had also reported to the board that Company A had indicated that it may also be interested in a minority investment in or full acquisition of Knight. The board instructed Sandler O’Neill to assess Company A’s interest in an all-cash acquisition of Knight that would provide certain value to Knight stockholders. Sandler O’Neill subsequently discussed these developments with Company A in late October. In response, Company A initially indicated it would be interested in a cash-and-stock acquisition of Knight, but shortly thereafter proposed an all-cash acquisition of Knight, although Company A did not indicate a price at this time.

In early November, GETCO approached Knight and asked that the two parties reengage on diligence matters and attempt to bridge the valuation differences. Between November 9 through November 11, 2012, senior management of GETCO and Knight, including, among others, Messrs. Joyce, Bisgay, Amoruso, Herr, and Sohos (Knight’s Senior Managing Director, Head of Market Making) and Daniel Coleman (GETCO’s chief executive officer and a director), Darren Mast (GETCO’s chief operating officer), John McCarthy (GETCO’s general counsel) and Nick Ogurtsov (GETCO’s chief risk officer), and their advisors conducted several diligence discussions. At the conclusion of these discussions, Knight informed GETCO on November 11, 2012 that it remained of the view that an all-stock merger of equals style transaction was still not feasible due to continued differences regarding valuation. Accordingly, Knight informed General Atlantic, in a call between Mr. Joyce and William Ford, General Atlantic’s chief executive officer, on November 11, 2012, that Knight would no longer continue these management discussions with GETCO.

The GETCO board met later that day with GETCO management, including Messrs. Coleman, Mast, McCarthy and Ogurtsov, GETCO’s financial advisor and Sullivan & Cromwell, LLP, GETCO’s legal advisor, who we refer to as Sullivan & Cromwell, to begin its consideration of various options with respect to its Knight investment, including assessing the feasibility of a potential part stock and part cash merger transaction. At that meeting representatives of Jefferies discussed possible terms and structure for a part cash, part stock transaction with Knight. GETCO’s board determined that GETCO management and GETCO’s advisors should continue to investigate the feasibility of a potential cash and stock transaction, as well as other potential options.

In advance of a meeting of the Knight board of directors tentatively scheduled for the week of November 27, 2012, and in light of Knight’s desire to address uncertainty regarding the possibility of a transaction with GETCO or Company A, Sandler O’Neill reached out to GETCO and Company A and requested that each submit written indications of interest to the Knight board if they remained interested in pursuing a potential transaction with Knight.

After receipt of Sandler O’Neill’s request, GETCO management, with the assistance of GETCO’s advisors, proceeded with consideration of a partial cash transaction and re-engaged with Knight management and Knight’s advisors on diligence and legal documents. Between November 18 and November 27, GETCO’s board had four meetings to discuss possible transaction terms with GETCO management and GETCO’s advisors. At the November 18, 2012 board meeting, representatives of Jefferies discussed potential financial implications of a possible cash and stock transaction. The GETCO board spent a significant amount of time considering the terms of a potential bid, including the size of the cash portion, structure of the proposal and financing required. Over the course of these meetings, the GETCO board worked with GETCO management and GETCO’s advisors to formalize a written proposal. During this time frame, at the direction of the GETCO board, GETCO management also began negotiating a commitment letter with Jefferies Finance to provide the financing necessary for a potential partial cash bid. On November 26, 2012, news of a potential transaction was published in the financial press and Knight’s stock price closed at $2.82 up from a closing price of $2.49 the previous trading day. At the meeting on November 27, GETCO’s board approved the terms of the bid described in the next paragraph and determined that Mr. Coleman should deliver the bid in writing to Mr. Joyce, as the Chairman of the Knight board of directors, the following morning.

On November 28, 2012, GETCO submitted a written proposal to the Knight board with respect to a strategic transaction. Under the terms of the proposal, Knight and GETCO would each be merged into subsidiaries of a newly formed holding company. Holders of Knight shares (other than shares held by GETCO, which would be cancelled in the merger) would receive 1 share of the new holding company stock for each share of Knight common stock they held prior to the transaction. GETCO unitholders would receive an aggregate of 242 million shares of the new holding company stock and 23 million warrants with a strike price of $4.00 and a 4-year expiration, 23 million warrants with a $4.50 strike price and 5-year expiration, and 23 million warrants with a $5.00 strike price and a 6-year expiration. Knight stockholders would also have the option to tender up to 50% of the aggregate number of Knight common stock outstanding prior to the closing of the transaction for $3.50 in cash. In aggregate, the GETCO proposal would have provided Knight stockholders with consideration of $1.88 in cash for each share of Knight common stock (assuming the tender was fully subscribed) plus aggregate pro forma ownership in the new holding company of approximately 39% (based on the number of then outstanding shares). Under the terms of GETCO’s proposal, the board of the new holding company would include 9 total directors, 5 of whom would be designated by GETCO and which would include Daniel Coleman, GETCO’s Chief Executive Officer, who would also serve as Chief Executive Officer of the new holding company, and 4 Knight directors, including Mr. Joyce, who would serve as non-executive Chairman. On November 28, 2012, Company A also submitted a written proposal to Knight’s board with respect to an all-cash acquisition of Knight for $3.20 per share. On November 28, 2012, Knight’s stock price closed at $3.42.

Knight’s board met on November 29, 2012 to consider the proposals. At this meeting, the board met with senior management of Knight, including Messrs. Joyce, Bisgay, Amoruso, Greenstein, Wright, and Herr, and the company’s outside advisors, including representatives of Sandler O’Neill and Wachtell, Lipton. At the meeting, Wachtell Lipton discussed the board’s fiduciary duties and updated the board regarding the most recent discussions and process with Company A and GETCO. Sandler O’Neill provided further information regarding the most recent discussions and process, reviewed the GETCO and Company A proposals as well as a stand-

alone plan presented by senior management as an alternative to the proposals presented by GETCO and Company A. The board instructed senior management to continue its diligence of GETCO and for its outside advisors to continue to negotiate with, and provide diligence to, GETCO and Company A to increase the amount of consideration offered in their respective proposals, to negotiate with GETCO to increase the amount of cash in its offer so as to provide increased certainty as to the value of the merger consideration to Knight stockholders and to work with both GETCO and Company A and their advisors to finalize legal documentation with respect to a potential transaction and to remove any remaining pre-signing contingencies with respect to each proposal so that the Knight board could evaluate the best, final and complete proposals from each of GETCO and Company A. The board also instructed the management team to revise the stand-alone plan to address the board’s questions and comments so that the board could better evaluate the independence route relative to a potential sale transaction.

Over the next two weeks, Knight’s outside advisors and senior management continued diligence and negotiations with GETCO and Company A, and continued to revise the stand-alone plan, and kept the Knight board apprised of the progress through several board update calls.

After GETCO’s filing of its proposal on Schedule 13D, the potential sale of Knight received significant media coverage, including rumors of an all-cash bidder. At three GETCO board meetings that took place between December 2 and December 12, 2012, the GETCO board, along with GETCO management, including Messrs. Coleman, Mast, McCarthy and Ogurtsov, and GETCO’s advisors, discussed GETCO’s ability to increase the cash to be received by Knight stockholders, either by increasing the tender offer price or the maximum size of the tender offer, given the potential competing all-cash offer. At its meeting on December 12, 2012, after further discussion, including an update on the status of negotiations and open issues, the GETCO board finalized the terms of the revised bid described in the paragraph below. During this period, the GETCO board also instructed GETCO management, with the assistance of GETCO’s advisors, to continue to work towards completion of any remaining diligence items and towards finalizing both the merger agreement and the financing commitment papers.

On December 13, 2012, Company A resubmitted a proposal to the Knight board for an all-cash acquisition of Knight at a price of $3.20 per share. On December 14, 2012, GETCO made a revised proposal to Knight. The revised proposal increased the size of the cash tender offer to up to 57% of Knight shares (at the $3.50 price) and increased the number of shares of the new holding company to be received by GETCO holders to 256 million. The revised GETCO proposal provided Knight stockholders with consideration of $2.00 in cash for each share of Knight common stock outstanding prior to the transaction (assuming the tender was fully subscribed) plus aggregate pro forma ownership in the new holding company of 34% (based on the number of then outstanding shares). In addition, GETCO indicated that its revised proposal contemplated significant participation of Knight management in the combined company, including Mr. Joyce as Executive Chairman and Steve Bisgay, Knight’s Chief Financial Officer, as Chief Financial Officer of the combined company. At the time of delivering these proposals, both GETCO and Company A indicated that they were working to be prepared to execute a merger agreement promptly following Knight’s board meeting scheduled for December 17, 2012.

Taking into account the relationships described under “—Interests of Jefferies in the Mergers” beginning on page [    ], the GETCO board determined to engage a financial advisor other than Jefferies to provide it with a fairness opinion in connection with the potential transaction and engaged BofA Merrill Lynch for that purpose. In conducting its financial analyses and presenting those analyses to GETCO’s board of directors, BofA Merrill Lynch worked independently of Jefferies.

On December 16, 2012, the GETCO board of directors met. The GETCO board reviewed, together with GETCO management, including Messrs. Coleman, Mast, McCarthy and Ogurtsov, and representatives of Sullivan & Cromwell and Jefferies, GETCO’s revised proposal to be made to the Knight board of directors by Mr. Coleman the following day and received an update on the status of the legal documents. The GETCO board also discussed potential ways to increase further the cash portion of the transaction if required to remain competitive, including through a potential equity investment from General Atlantic and/or GETCO’s founders and agreement of Jefferies to limit the cash consideration it would receive in the transaction (thus freeing up cash for other Knight stockholders).

On December 17, 2012, Knight’s board of directors met. Sandler O’Neill, Wachtell, Lipton and senior management, including Messrs. Joyce, Bisgay, Amoruso, Greenstein, Wright, and Herr, updated the board on the process of negotiations with GETCO and Company A and presented the results of their due diligence of GETCO. Senior management also presented a more detailed proposal on the stand-alone Knight scenario, which included the potential to sell or otherwise dispose of various lines of business that Knight believed to be underperforming, restructure its continuing operations to achieve cost savings and reallocate capital to other business or activities, and extend or enter into new business activities. At Knight’s request, representatives from both Company A (together with its advisors) and GETCO (including Mr. Coleman accompanied by Messrs. Ford and Kern of General Atlantic as well as Brian Friedman, the president of Jefferies Capital and chairman of the executive committee of Jefferies, in its capacity as a Knight shareholder, and representatives of Jefferies as GETCO’s financial advisor) separately met with the Knight board of directors to review their respective proposals and also allow the Knight board to directly ask questions and discuss the proposals and the two competing bidders’ companies and views regarding the combination. The representatives of Company A and GETCO (other than Mr. Friedman) were then excused. Mr. Friedman then informed Knight’s board that Jefferies, in its capacity as a Knight shareholder, believed that a transaction involving Knight and a third party was preferable to Knight remaining independent. Mr. Friedman also indicated that either GETCO’s proposal if approved by Knight’s board or a superior proposal with equal likelihood of closing would be acceptable to Jefferies. Mr. Friedman did not elaborate on the basis for Jefferies’ preference for a third party transaction. Mr. Friedman was then excused. Representatives of Sandler O’Neill presented a summary of its financial analysis of the proposed transactions with GETCO and Company A and representatives of Wachtell Lipton reviewed the board’s duties and responsibilities and described the key terms of the merger agreements and other transaction documents that would be required to enter into a transaction with GETCO and Company A. Mr. Joyce recused himself from the board’s deliberations at this meeting regarding whether to pursue the Knight stand-alone scenario or to pursue a transaction with one of the interested parties and Knight’s senior management representatives were also excused from these deliberations. Following an executive session discussion and deliberations, there was a strong consensus among the remaining Knight directors that it was in the best interest of Knight’s stockholders, and would maximize the value to its stockholders, to pursue a transaction with either GETCO or Company A and not to pursue the stand-alone Knight plan, which the directors agreed was subject to a high degree of execution risk and would require substantial time and management, financial and employee resources. The board instructed Sandler O’Neill to continue negotiating with GETCO and Company A to raise their respective offers, to continue negotiating with GETCO to increase the amount of cash in its offer to provide more certainty as to the value of its proposal, and instructed Wachtell Lipton to continue finalizing the legal documentation so that a transaction could be announced promptly should the board determine to approve either transaction. The board adjourned the meeting until the afternoon of December 18, 2012. Knight’s stock price on December 17, 2012, closed at $3.26.

On the morning of December 18, 2012, the GETCO board of directors met with GETCO’s management, including Messrs. Coleman, Mast, McCarthy and Ogurtsov, and representatives of Sullivan & Cromwell and Jefferies to discuss the request from Sandler O’Neill to increase both the amount of cash offered and the certainty of value delivered (i.e., the size of the cash portion) and to receive an update on the status of the legal documents. The GETCO board, after discussion, determined to increase both the cash price of its bid (from $3.50 to $3.75) and the size of the cash portion (from 57% to 64%). The additional cash required for this proposal would come from a combination of an equity investment in GETCO by General Atlantic and/or GETCO’s founders and agreement from Jefferies to limit its cash portion of the consideration. Representatives of Sullivan & Cromwell provided an update on the legal documents and discussed certain proposed governance arrangements for the combined company. The GETCO board then authorized Jefferies to submit GETCO’s revised proposal described in the next paragraph to Knight’s financial advisor and to request an opportunity to present the revised proposal to the Knight board.

Prior to the Knight board meeting on December 18, 2012, in discussions with Sandler O’Neill, Company A raised its price to $3.30 per share in cash and GETCO submitted a revised proposal to Knight’s board. In order to simplify the proposed structure and reduce the time needed to close a transaction, GETCO’s revised proposal eliminated the cash tender offer component of its proposal in favor of providing Knight stockholders with the ability to elect to receive $3.75 in cash or new holding company stock for each share of Knight common stock, provided that no more than 64% of Knight shares could elect cash. GETCO’s revised proposal also reflected that, in order to deliver additional cash to Knight stockholders, Jefferies had agreed with GETCO to limit its cash election to no more than 50% of its Knight shares to the extent necessary so that the aggregate cash consideration would not exceed $720 million. Pursuant to this revised proposal, GETCO unitholders would receive 226 million shares and 25 million warrants with a $4.00 strike price and 4 year expiration, 25 million warrants with a $4.50 strike price and 5-year expiration and 25 million warrants with a $5.00 strike price and 6-year expiration. A portion of the additional cash component of the revised proposal was made available as a result of General Atlantic and/or GETCO’s founders agreeing to provide equity financing to GETCO, at the closing of the mergers. This revised GETCO proposal would provide Knight stockholders with consideration of $2.38 in cash for each share of Knight stock outstanding prior to the transaction (assuming the cash amount was fully subscribed) plus aggregate pro forma ownership in the new holding company of 35% (based on the number of then outstanding shares). GETCO also asked Sandler O’Neill for an additional opportunity to present its revised proposal to Knight’s board.

During the December 18, 2012 board meeting, Sandler O’Neill, at the direction of the Knight board, again reached out to each of GETCO and Company A and encouraged each of them to increase their offer. Company A responded that the $3.30 per share offer was its final offer and would not be increased further. GETCO commenced a meeting of its board of directors to respond to the request for an increased offer. The GETCO board determined to present a best and final offer, including an increase in the cash amount available under its proposal such that, after giving effect to Jefferies’ agreement to limit its cash election, all stockholders of Knight (other than GETCO and Jefferies) could receive 66.7% of their merger consideration in cash. In its final proposal, GETCO also increased the number of shares of the new holding company to be received by GETCO unitholders to 233 million (with the same number of warrants as the prior proposal). This revised GETCO proposal would provide Knight stockholders with consideration of $2.50 in cash for each share of Knight common stock outstanding prior to the transaction (assuming the cash amount was fully subscribed) plus aggregate pro forma ownership in the new holding company of 33% (based on the number of then outstanding shares) and contemplated a $55.0 million equity commitment to GETCO from General Atlantic.

Later on December 18, 2012, on behalf of GETCO and at Knight’s request, Messrs. Ford and Kern of General Atlantic and Mr. Friedman of Jefferies, in its capacity as a Knight shareholder, and representatives of Jefferies as GETCO’s financial advisor, met with the Knight board of directors to review directly with the Knight board GETCO’s revised proposal and to answer questions from the Knight board. The representatives of General Atlantic and Jefferies were then excused. Representatives of Sandler O’Neill presented an updated summary of its financial analyses of the proposed transactions with GETCO and Company A and representatives of Wachtell Lipton again described the board’s duties and responsibilities and described the key terms of the merger agreements and other transaction documents with that would be required to enter into a transaction GETCO and Company A. Sandler O’Neill also delivered its opinion to the board of directors on December 18, 2012, which it subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the various factors, assumptions and limitations set forth therein, the merger consideration to be paid to the holders of Knight common stock and Knight Series A-1 Preferred Stock in the proposed transaction with GETCO was fair, from a financial point of view, to such holders. Following these discussions, and extensive review and discussion among the members of Knight’s board of directors, including consideration of the factors described under “—Knight’s Reasons for the Merger; Recommendation of the Knight Board of Directors,” the Knight board of directors determined that the mergers and the other transactions contemplated by the merger agreement are advisable and in the best interest of Knight and its stockholders, and the Knight directors voted to approve the merger and to approve and adopt the merger agreement. Knight’s stock price closed at $3.33 on December 18, 2012.

On the evening of December 18, 2012, GETCO held a meeting of its board of directors to review and consider the proposed transaction. Representatives of Sullivan & Cromwell discussed the fiduciary duties in connection with a potential strategic transaction and the relevant provisions of GETCO’s operating agreement and described the significant terms of the merger agreement and the ancillary documents related to the merger agreement, including the voting agreements, equity commitment letter, governing documents of the combined company and financing commitment documents. Also at this meeting, BofA Merrill Lynch reviewed with GETCO’s board of directors its financial analysis of the aggregate GETCO/GA-GTCO merger consideration to be received collectively by the holders of GETCO units and GA-GTCO units and delivered to GETCO’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 18, 2012, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the aggregate GETCO/GA-GTCO merger consideration to be received collectively by the holders of GETCO units and GA-GTCO units, was fair, from a financial point of view, to such holders. Jefferies was not present at this meeting. Following these discussions, and extensive review and discussion among GETCO’s directors and its advisors present at the meeting, including consideration of the factors described under “—GETCO’s Reasons for the Mergers and Recommendation of GETCO’s Board of Directors,” beginning on page [    ], and consideration of the above referenced presentations, GETCO’s board of directors approved the merger agreement and the transactions contemplated thereby. The GETCO board of directors then directed management and GETCO’s advisors to finalize and execute a definitive merger agreement and all related agreements on the terms reviewed at the board meeting.

Following the approval by the Knight board of directors and the GETCO board of directors, Knight and GETCO and their counsel worked during the remainder of the day on December 18, 2012 to finalize the merger agreement and related materials (including the financing commitment papers). Thereafter, the parties executed the merger agreement and related documents on the morning of December 19, 2012 and the transaction was announced in a joint press release shortly thereafter.

Knight’s Reasons for the Merger; Recommendation of the Knight Board of Directors

Reasons for the Mergers

In reaching its decision to adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the merger proposal, the Knight board of directors consulted with Knight management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the extensive review undertaken by the board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Knight;

•

each of GETCO’s and Knight’s financial performance and condition, balance sheet, results of operations, management, business quality, prospects, competitive position and businesses as separate entities and on a combined basis. In reviewing these factors, including the information obtained through “reverse” due diligence, the board of directors considered that GETCO’s business and operations complement those of Knight and that GETCO’s earnings and prospects and the synergies potentially available in the proposed transaction, create the opportunity for the combined company to have superior future earnings and prospects compared to Knight’s earnings and prospects on a stand-alone basis as analyzed by Sandler O’Neill and based on discussions with Knight senior management;

•	discussions with GETCO regarding its investments in technology that it expected would result in significant improvements in the speed of its trading platforms;

•

the substantial time and management, financial and employee resources required to execute Knight’s stand-alone plan, and the risks of, and challenges inherent in, a successful execution of its strategic objectives and its belief that the mergers would accelerate the accomplishment of a variety of key elements of Knight’s strategic objectives;

•

its conclusion, after due analysis, that GETCO and Knight are a complementary fit because of the nature of the markets served and products offered by GETCO and Knight and the expectation that the transaction would provide greater economies of scale, expanded product offerings, expanded opportunities for cross-selling, cost savings opportunities and enhanced opportunities for growth. Specifically, among other items, the Knight board of directors considered the benefits of pairing GETCO’s and Knight’s technology to create a best in class platform, along with Knight’s robust customer base and order flow, the opportunity to expand Knight’s international business and the ability to leverage Knight’s sales force to increase sales of GETCO’s products;

•

the anticipated pro forma impact of the proposed transaction on the combined company, including the resultant capital base and liquidity position of the combined company as well as the pro forma earnings potential;

•

its knowledge of the current environment in the financial services industry, including economic conditions, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide competition and current financial market conditions and the likely effects of these factors on Knight’s and GETCO’s potential growth, development, productivity and strategic options;

•	the structure of the transaction, including the fact that Knight’s board of directors and management would have significant participation in the combined company;

•

the fact that Knight stockholders would have the right to elect to receive shares of KCG, which would allow Knight stockholders to participate in the future performance of the combined company, or to elect $3.75 in cash for up to 66.7% of the aggregate merger consideration, which would allow Knight stockholders to have certainty as to the specific value of that component of the merger consideration;

•

GETCO’s ability to negotiate and execute definitive agreements and to complete the mergers on a timely basis and the likelihood of consummating the transaction generally, including the expected likelihood that required regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•

the fact that the merger agreement provides that subject to certain conditions, including the payment of a termination fee under certain circumstances, Knight’s board of directors may exercise its fiduciary duties to consider potential alternative transactions and may withdraw its recommendation to Knight stockholders to approve the merger agreement;

•	the terms of the merger agreement generally and their reciprocal nature as well as the non-economic terms of the transaction, including the impact on existing customers and employees;

•	the current and historical prices of Knight common stock;

•	the financial condition and resources of GETCO and its debt and equity financing sources;

•

the opinion of Sandler O’Neill, Knight’s financial advisor, delivered to the board of directors on December 18, 2012 and subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to and the various factors, assumptions and limitations set forth therein, the merger consideration to be paid to the holders of Knight common stock and Knight Series A-1 Preferred Stock (other than GETCO and Jefferies) in the proposed transaction with GETCO was fair, from a financial point of view, to such holders; and

•	the likelihood that the transaction will be approved by regulatory authorities;

Potential Risks

Knight’s board of directors also considered a number of countervailing risks and factors concerning the proposed merger. These countervailing risks and factors included the following:

•	the fact that Knight would no longer exist as an independent company;

•	the fact that the cash portion of the merger consideration would be taxable to stockholders of Knight for U.S. federal income tax purposes;

•

the risks associated with GETCO being a private company, with the stock consideration representing shares of a newly formed holding company without shares currently listed on a national securities exchange and the resultant uncertainties involved in valuing the stock portion of the merger consideration;

•	the interests of Knight’s directors and officers in the merger as described in “The Merger—Interests of Knight’s Directors and Executive Officers in the Merger”;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the possibility that the merger and the related integration process could result in the loss of key employees, the disruption of on-going business and the loss of customers;

•	costs to be incurred in connection with the mergers, including the costs of integrating the businesses of GETCO and Knight and the transaction expenses arising from the mergers;

•

the possibility of encountering difficulties in achieving revenue targets, returns, cost savings, synergies and other benefits in the amounts currently estimated or in the time frame currently contemplated;

•	risks related to technology and operations involved in the businesses of Knight and GETCO;

•	regulatory and legislative risks, in particular, related to high frequency trading;

•	the fact that the combined company will have significantly more leverage than either Knight or GETCO did independently;

•

the fact that, pursuant to the merger agreement, Knight must generally conduct its business in the ordinary course and is subject to certain restrictions on the conduct of its business prior to the completion of the mergers or termination of the merger agreement, which may delay or prevent Knight from pursuing business opportunities that may arise or preclude actions that would be advisable if Knight were to remain an independent company; and

•

the restrictions on Knight’s ability to solicit or engage in discussions or negotiations with a third party regarding specific transactions involving Knight, and the termination fee payable to GETCO upon the occurrence of certain events, and the possible deterrent effect that paying such fee might have on the desire of other potential acquirers to propose an alternative transaction that may be more advantageous to Knight stockholders.

Recommendations of Knight’s Board of Directors

The foregoing discussion of the information and factors considered by the Knight board of directors is not intended to be exhaustive, but includes the material factors considered by the Knight board of directors. In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the Knight board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Knight board of directors considered all these factors as a whole, including discussions with, and questioning of, Knight’s management and Knight’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Knight board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Knight and its stockholders, and adopted and approved the merger agreement and the transactions contemplated by it. The Knight board of directors recommends that the Knight stockholders vote “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary or appropriate, and “FOR” the Knight compensation proposal.

The foregoing explanation of Knight’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note About Forward-Looking Statements.”

Opinion of Sandler O’Neill

By letter dated October 9, 2012, Knight retained Sandler O’Neill to act as its financial advisor in connection with Knight’s consideration of a possible strategic transaction. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Knight in connection with the proposed mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 18, 2012 meeting at which Knight’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion that, as of such date, the merger consideration was fair to the holders of Knight common stock, other than Jefferies and GETCO and certain of their respective affiliates, from a financial point of view. Following the adjustment to the exchange ratios effected by the amended and restated merger agreement on April 15, 2013, Sandler O’Neill delivered to the Knight board of directors a letter confirming that that Sandler O’Neill’s opinion, as delivered to the Knight board of directors, remains unchanged and in effect, subject to the procedures followed, assumptions made, matters considered and limitations of the review contained therein. The full text of Sandler O’Neill’s written opinion, dated December 18, 2012, as well as Sandler O’Neill’s subsequent confirmatory letter, dated April 15, 2013, are attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Knight stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Knight’s board of directors and is directed only to the fairness of the merger consideration to the holders of Knight common stock, other than Jefferies and GETCO, from a financial point of view. It does not address the underlying business decision of Knight to engage in the mergers or any other aspect of the mergers and is not a recommendation to any Knight stockholder as to how such stockholder should vote at the special meeting with respect to the merger agreement and the mergers or any other matter.

In connection with rendering its December 18, 2012 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain financial statements and other historical financial information of Knight that it deemed relevant;

(3)	certain financial statements and other historical financial information of GETCO that it deemed relevant and as provided by senior management of GETCO;

(4)	certain median publicly available analyst estimates for Knight for the years ending December 31, 2012 through December 31, 2014, and an estimated long-term growth rate for the years thereafter;

(5)	internal “base case” and internal “adjusted” financial projections for GETCO for the years ending December 31, 2012 through December 31, 2018 and in each case, as provided by senior management of GETCO;

(6)	the pro forma financial impact of the mergers on KCG based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of GETCO;

(7)	a comparison of certain financial and stock market information for Knight with similar publicly available information for certain other financial services companies, the securities of which are publicly traded;

(8)	the current market environment generally and the financial services sector environment in particular; and

(9)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Knight the business, financial condition, results of operations and prospects of Knight, including certain operating, liquidity, regulatory and other financial matters concerning Knight. Sandler O’Neill had similar discussions with GETCO regarding the business, financial condition, results of operations and prospects of GETCO.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Knight and GETCO or that was otherwise reviewed by Sandler O’Neill and has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill has further relied on the assurances of the respective managements of Knight and GETCO that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Knight and GETCO or any of their subsidiaries, or the collectability of any such assets, nor has it been furnished with any such evaluations or appraisals.

In preparing its analyses, Sandler O’Neill used publicly available earnings projections and long-term growth rates for Knight as discussed with senior management of Knight and internal financial projections for GETCO as provided by and discussed with senior management of GETCO. With respect to those projections, the respective managements of Knight and GETCO confirmed to Sandler O’Neill that those projections reflected the best currently available estimates and judgments of such managements of the future financial performance of Knight and GETCO, respectively. Sandler O’Neill expresses no opinion as to such projections, estimates or the assumptions on which they are based. Sandler O’Neill also assumed that holders of the Knight common stock (other than Jefferies and GETCO) would receive two-thirds of the merger consideration in the form of cash. In rendering its opinion, Sandler O’Neill has also relied on the value of Knight’s and GETCO’s assets and liabilities as determined by senior management of Knight and GETCO, respectively. Sandler O’Neill has also assumed that there has been no material change in GETCO’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it.

Other than what has been disclosed to it by the senior management of Knight, Sandler O’Neill has assumed that there has been no material change in Knight’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill by Knight. Sandler O’Neill has assumed in all respects material to its analysis that Knight will remain as a going concern for all periods relevant to Sandler O’Neill’s analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill expresses no opinion as to any of the legal, accounting and tax matters relating to the mergers and any other transactions contemplated by Knight or GETCO in connection with mergers.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. Sandler O’Neill is expressing no opinion herein as to where Knight’s common stock or KCG’s common stock may trade at any time.

In rendering its December 18, 2012 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. This summary includes information presented in tabular format. In order to fully understand the financial analyses performed by Sandler O’Neill, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of such financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any single analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to evaluate, without considering all factors and analyses performed by Sandler O’Neill, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Knight. Accordingly, an analysis of comparable companies involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values, as the case may be, of Knight and the companies to which it is being compared.

Sandler O’Neill’s opinion is directed to the board of directors of Knight in connection with its consideration of the mergers and does not constitute a recommendation to any stockholder of Knight as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the mergers. The board of directors of Knight did not impose any limitations or similar instructions to Sandler O’Neill regarding its fairness opinion. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of the Knight common stock, other than Jefferies and GETCO, and does not address the relative merits of the mergers as compared to any other alternative business strategies that might exist for Knight or the effect of any other transaction in which Knight might engage. Sandler O’Neill has not been asked to render any opinion to the fairness of the consideration to be received by Jefferies and GETCO. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the mergers, if any, by Knight officers, directors, or employees, or class of such persons, relative to the compensation to be received in the mergers by any other stockholders of Knight. The summary below is not a complete description of the analyses underlying the opinion of Sandler O’Neill or the presentation made by Sandler O’Neill to Knight’s board of directors, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based on the terms of the merger agreement, Sandler O’Neill calculated a transaction value of $3.75 per share of Knight common stock, or an aggregate equity transaction value of $1.37 billion. Additionally, Sandler O’Neill calculated an aggregate enterprise value of $1.42 billion by adding $475 million in debt to and deducting $420.8 million in unrestricted cash and cash equivalents from the $1.37 billion aggregate equity transaction value. With respect to Knight’s outstanding convertible preferred shares, Sandler O’Neill has assumed all such shares are converted into common stock prior to closing. Based upon financial information for Knight as of or for the quarter ended

September 30, 2012, Sandler O’Neill calculated the following transaction ratios, which were used to summarize the financial terms of the transaction for the board of directors of Knight:

Transaction price / Tangible book value	1.15x
Transaction price / last twelve months earnings per share(1)	19.4x
Transaction price / Estimated earnings per share for the 4th quarter, 2012(2)	18.8x
Transaction price / 2013 Estimated earnings per share	16.3x
Transaction price / 2014 Estimated earnings per share	12.9x
Enterprise value / 2012 Estimated EBITDA(1)(3)	7.2x
Enterprise value / 2013 Estimated EBITDA(3)	6.4x

(1)	Excludes Facebook initial public offering trading loss of $35.4 million from second quarter of 2012; August 1, 2012 trading loss of $461.1 million; and goodwill and intangibles write-down charge of $143.0 million (all tax-affected at a 40% tax rate)
(2)	4th quarter, 2012 estimated earnings per share shown on an annualized basis
(3)	Defined as earnings before interest, taxes, depreciation and amortization

Knight Comparable Company Analysis. Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Knight and a group of financial institutions selected by Sandler O’Neill. The Knight peer group consisted of publicly-traded institutional broker dealers, interdealer broker dealers and securities trading firms that had business segments similar to those of Knight. No company that met such selection criteria was intentionally excluded from the peer group, listed here:

BGC Partners, Inc.	IntercontinentalExchange, Inc.
CBOE Holdings, Inc.	Investment Technology Group, Inc.
CME Group Inc.	MarketAxess Holdings Inc.
GFI Group Inc.	Morgan Stanley
Goldman Sachs Group, Inc.	NASDAQ OMX Group, Inc.
Interactive Brokers Group, Inc.	NYSE Euronext

The analysis compared publicly available financial information for Knight and the median financial and market trading data for the Knight peer group as of and for the twelve months ended September 30, 2012. This analysis was used to compare Knight’s performance on certain financial measures to the performance of the peer group and does not compare or evaluate Knight’s performance on those financial measures against the transaction consideration to be received by Knight stockholders in the merger. The table below sets forth the data for Knight and the median data for the Knight peer group as of and for the twelve months ended September 30, 2012, with pricing data as of November 23, 2012 (the day prior to the day certain market rumors were published speculating about a Knight transaction) and December 17, 2012.

Peer Group Analysis
	Knight (as of November 23, 2012)	Knight (as of December 17, 2012)	Peer Group Median Result
Market Capitalization (in millions)	$908	$1,188	$4,017
Stock Price / 52 Week High Stock Price	18.3%	24.0%	86.7%
Stock Price / 52 Week Low Stock Price	111.2%	145.5%	119.8%
Enterprise value / 2012 Estimated EBITDA(1)	4.9x	6.3x	8.0x
Enterprise value / 2013 Estimated EBITDA(1)	4.3x	5.6x	7.8x
Price / Tangible Book Value	0.8x	1.0x	1.1x
Price / Est. 2012 earnings per share	NM	NM	16.9x
Price / Est. 2013 earnings per share	11.3x	14.8x	13.1x
Dividend Yield	NA	NA	2.4%
Estimated Median Long-term Growth Rate	8.0%	8.0%	11.9%
(Price / Est. 2013 earnings per share) / Estimated Long-term Growth Rate	1.4x	1.9x	1.2x

(1)	Defined as earnings before interest, taxes, depreciation and amortization

Knight Historical Trading Multiples Analysis. Sandler O’Neill performed an analysis that analyzed Knight’s historical stock price to forward earnings per share multiple relative to the index price to forward earnings per share multiple of the S&P 500 index. This analysis indicated that the 5-year average price to forward earnings per share multiples for Knight was 10.7x while the S&P 500 index had an average price to forward earnings per share multiple of 14.9x. As of November 23, 2012 (the day prior to the day certain market rumors were published speculating about a Knight transaction) and December 17, 2012, Knight’s price to forward earnings per share multiples were 11.3x and 14.8x, respectively.

Sandler O’Neill also performed an analysis that analyzed Knight’s historical stock price to tangible book value per share multiple relative to Knight’s last twelve months’ return on average tangible common equity ratio. This analysis indicated that Knight’s 5-year average price to tangible book value per share multiple was 1.72x. The analysis also indicated that Knight’s price to tangible book value multiple has a strong correlation to Knight’s last twelve months’ return on average tangible common equity ratio, which averaged 16.6% over the same 5-year period. As of November 23, 2012 (the day prior to the day certain market rumors were published speculating about a Knight transaction) and December 17, 2012, Knight’s price to tangible book value per share multiples were 0.76x and 1.00x, respectively.

The analysis was used to illustrate to the board of directors of Knight the relative trading performance of Knight’s common stock as compared to the S&P 500 index and Knight’s historical stock price to tangible book value performance.

Knight Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of Knight common stock through December 31, 2017.

The analysis assumes that Knight will perform in accordance with median analyst estimates for 2013 and 2014, and then in accordance with the median analyst long term growth rate of 8.0% thereafter. Sandler O’Neill based certain other net working capital adjustments to support on-going business operations based on further discussions with Knight senior management.

To approximate the terminal value of Knight common stock at December 31, 2017, Sandler O’Neill applied price to forward earnings multiples of 8.0x to 13.0x and multiples of tangible book value ranging from 0.7x to 1.2x, which were ranges selected by Sandler O’Neill based on the range of trading multiples of the companies included in the Knight peer group analysis. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.8% to 14.8%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Knight common stock, and a two-way variance from the discount rate of 11.8%, as determined by Sandler O’Neill. The discount rate was determined by Sandler O’Neill based on the cost of equity calculation, which is the sum of the Risk Free Rate + the Equity Risk Premium + the Size Premium + the Industry Premium. On December 14, 2012, the discount rate calculation was performed as follows: 10 year Treasury yield (1.71%) + Ibbotson 60 year equity risk premium (5.70%) + Ibbotson Size Premium for companies with market caps between $422.8 million and $1.621 billion (1.88%) + the Ibbottson Industry Premium for security and commodity brokers, dealers, exchanges and services (2.47%) equals an implied discount rate of 11.76%, which was then rounded up to 11.8%. The foregoing assumptions were made solely for purposes of Sandler O’Neill’s analysis and none of KCG, Knight, and GETCO expresses any opinion regarding the reasonableness of such assumptions.

The results of this analysis are indicated in the tables below:

Earnings Per Share Multiples (Implied Price Per Share)

(Value shown is $ per share)

Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
8.8%	2.66	2.91	3.17	3.42	3.68	3.93
9.8%	2.55	2.79	3.03	3.27	3.51	3.76
10.8%	2.44	2.67	2.90	3.13	3.36	3.59
11.8%	2.34	2.56	2.78	3.00	3.22	3.44
12.8%	2.24	2.45	2.66	2.87	3.08	3.29
13.8%	2.15	2.35	2.55	2.75	2.95	3.15
14.8%	2.06	2.25	2.44	2.64	2.83	3.02

Tangible Book Value Per Share Multiples (Implied Price Per Share)

(Value shown is $ per share)

Discount Rate	0.7x	0.8x	0.9x	1.0x	1.1x	1.2x
8.8%	2.59	2.87	3.15	3.43	3.71	3.99
9.8%	2.48	2.75	3.02	3.28	3.55	3.82
10.8%	2.38	2.63	2.89	3.14	3.40	3.65
11.8%	2.28	2.52	2.76	3.01	3.25	3.49
12.8%	2.18	2.42	2.65	2.88	3.11	3.34
13.8%	2.09	2.32	2.54	2.76	2.98	3.20
14.8%	2.01	2.22	2.43	2.64	2.86	3.07

Sandler O’Neill also considered and discussed with the Knight board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Knight net income varied from 30% above estimated net income to 30% below estimated net income, a two-way variance selected by Sandler O’Neill. This analysis resulted in the following reference ranges of indicated per share values for Knight common stock, using a discount rate of 11.8%:

Earnings Per Share Multiples (Implied Price Per Share)

(Value shown is $ per share)

Annual Budget Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(30.0%)	1.81	1.96	2.12	2.27	2.43	2.58
(20.0%)	1.98	2.16	2.34	2.51	2.69	2.87
(10.0%)	2.16	2.36	2.56	2.76	2.95	3.15
0.0%	2.34	2.56	2.78	3.00	3.22	3.44
10.0%	2.51	2.76	3.00	3.24	3.48	3.72
20.0%	2.69	2.95	3.22	3.48	3.75	4.01
30.0%	2.87	3.15	3.44	3.72	4.01	4.30

GETCO Comparable Company Imputed Valuation Analysis. Sandler O’Neill also used publicly available information to compare selected financial and market trading information for a group of financial institutions comparable to GETCO. The GETCO peer group consisted of the following publicly-traded interdealer broker dealers with significant market making operations, as selected by Sandler O’Neill. No company that met such selection criteria was intentionally excluded from the peer group, listed here:

BGC Partners, Inc.	Investment Technology Group, Inc.
GFI Group Inc.	Knight
Interactive Brokers Group, Inc.	MarketAxess Holdings Inc.

The analysis relies on publicly available financial information for GETCO’s peer group and the median financial and market trading data for the GETCO peer group as of and for the twelve months ended September 30, 2012. The table below sets forth the median data for the GETCO peer group as of and for the twelve months ended September 30, 2012, with pricing data as of December 17, 2012, and the resulting imputed values for GETCO:

Peer Group Imputed Valuation Analysis
	Peer Group Median Result	GETCO Imputed Valuation ($ millions)
Enterprise value / 2012 Estimated EBITDA(1)	6.8x	$696.9
Enterprise value / 2013 Estimated EBITDA(1)	5.1x	$817.7
Price / Tangible Book Value	1.1x	$1,079.0
Price / Est. 2012 earnings per share	19.7x	$419.0
Price / Est. 2013 earnings per share	14.0x	$755.7

(1)	Defined as earnings before interest, taxes, depreciation and amortization

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the aggregate net present value of GETCO’s total equity through December 31, 2017.

The analysis assumes that GETCO will perform in accordance with “adjusted” projections by GETCO management. Sandler O’Neill also based certain other, cash and non-cash net working capital adjustments based on the amounts necessary to be retained by GETCO to support the ongoing operations of GETCO. The non-cash adjustments were as provided by GETCO senior management and cash adjustments were as provided by senior management of Knight.

To approximate the terminal value of GETCO total equity at December 31, 2017, Sandler O’Neill applied price to forward earnings multiples of 8.0x to 13.0x and multiples of tangible book value ranging from 0.7x to 1.2x, which ranges were selected by Sandler O’Neill based on the median financial measures described in the GETCO peer group analysis. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.8% to 14.8%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of GETCO units and a two-way variance of the discount rate of 11.8%, calculated as described above. See “—Knight Net Present Value Analysis.” The foregoing assumptions were made solely for purposes of Sandler O’Neill’s analysis and none of KCG, Knight, and GETCO expresses any opinion regarding the reasonableness of such assumptions.

The results of this analysis are indicated in the tables below:

Earnings Multiples (Implied Aggregate Equity Value)

(Value shown is $millions)

Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
8.8%	559.1	611.3	663.5	715.6	767.8	820.0
9.8%	535.1	584.8	634.5	684.3	734.0	783.7
10.8%	512.3	559.7	607.1	654.6	702.0	749.4
11.8%	490.8	536.0	581.2	626.4	671.7	716.9
12.8%	470.3	513.5	556.7	599.8	643.0	686.1
13.8%	451.0	492.2	533.4	574.6	615.8	657.0
14.8%	432.6	471.9	511.3	550.6	590.0	629.4

Tangible Book Value Multiples (Implied Aggregate Equity Value)

(Value shown is $millions)

Discount Rate	0.7x	0.8x	0.9x	1.0x	1.1x	1.2x
8.8%	652.7	725.7	798.7	871.7	944.7	1,017.7
9.8%	624.3	693.9	763.4	833.0	902.6	972.1
10.8%	597.4	663.7	730.0	796.4	862.7	929.0
11.8%	571.9	635.2	698.4	761.7	825.0	888.3
12.8%	547.8	608.1	668.5	728.9	789.3	849.7
13.8%	524.9	582.5	640.2	697.8	755.5	813.1
14.8%	503.2	558.2	613.3	668.4	723.4	778.5

Sandler O’Neill also considered and discussed with the Knight board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming GETCO net income varied from 30% above estimated net income to 30% below estimated net income. This analysis resulted in the following reference ranges of indicated aggregate values for GETCO total equity, using a discount rate of 11.8%:

Earnings Multiples (Implied Aggregate Equity Value)

(Value shown is $ per share)

Annual Budget Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(30.0%)	462.0	503.7	545.3	586.9	628.6	670.2
(20.0%)	471.6	514.4	557.3	600.1	642.9	685.8
(10.0%)	481.2	525.2	569.2	613.3	657.3	701.3
0.0%	490.8	536.0	581.2	626.4	671.7	716.9
10.0%	500.3	546.8	593.2	639.6	686.0	732.5
20.0%	509.9	557.5	605.2	652.8	700.4	748.0
30.0%	519.5	568.3	617.1	665.9	714.8	763.6

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the mergers are completed in the first quarter of 2013; (2) (i) Knight stockholders elect stock or cash of $3.75 per share, with cash being limited to 192 million shares, which represents the number of shares Knight stockholders, other than Jefferies, will receive in cash for 66.7% of their shares and that Jefferies will receive cash for 50.0% of its shares and (ii) KCG issues 233 million shares and warrants to purchase 75 million KCG shares to GETCO unitholders; (3) earnings projections for GETCO for the years ending December 31, 2013 and 2014 based on the “adjusted” projections provided by GETCO management; (4) earnings estimates for Knight based on median analyst estimates for the years ending December 31, 2013 and 2014; and (5) cost savings and certain other assumptions pertaining to costs and expenses associated with the transaction, the financing and other items as provided by senior management of GETCO. The foregoing assumptions were made solely for purposes of Sandler O’Neill’s analysis and none of KCG, Knight, GETCO or Sandler O’Neill expresses any opinion regarding the reasonableness of such assumptions.

For the full years ending December 31, 2013 and 2014, Sandler O’Neill compared the earnings per share of Knight common stock to the pro forma earnings per share, on a GAAP basis, of KCG common stock using the foregoing assumptions. Additionally, Sandler O’Neill compared the tangible book value per share of Knight common stock to the tangible book value of KCG common stock at closing, as well as the long-term debt to tangible equity ratio of Knight to KCG’s long-term debt to tangible equity ratio. Furthermore, Sandler O’Neill evaluated the aggregate consideration per share to be received by Knight stockholders by assuming a range of values for the stock portion of the consideration by applying a price to forward earnings per share multiple to KCG’s projected earnings per share and by applying a tangible book value multiple to KCG’s projected tangible book value.

The results of the analysis are indicated in the following tables:

GAAP Basis Accretion / (Dilution)
2013 Estimated EPS	$0.01
2014 Estimated EPS	$0.13

Non-GAAP Basis Accretion / (Dilution) (1)
2013 Estimated EPS	$0.09
2014 Estimated EPS	$0.12

(1)	Excluding one-time transaction expenses and other non-cash items.

Tangible Book Value Accretion / (Dilution)
Tangible book value per share at closing	$0.49

Long-term Debt / Tangible Equity Ratio
Knight (as of September 30, 2012)	0.34x
Combined company (estimated at closing)	0.76x

Pro Forma Imputed Valuation Analysis

(Value shown is $ per share)

Pro forma earnings per share	Basis	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
GAAP	$0.25	$2.00	$2.25	$2.50	$2.75	$3.00	$3.25
Non-GAAP	$0.33	$2.64	$2.97	$3.30	$3.63	$3.96	$4.29

Pro forma tangible book value per share	Basis	0.6x	0.7x	0.8x	0.9x	1.0x	1.1x	1.2x
At closing	$3.75	$2.25	$2.63	$3.00	$3.38	$3.75	$4.13	$4.51

Aggregate Consideration for Knight Stockholders

Cash Consideration per share:	$3.75
	67%

	$2.50

Stock Consideration per share:	$2.50	$2.75	$3.00	$3.25	$3.50	$3.75	$4.00
	33%	33%	33%	33%	33%	33%	33%

	$0.83	$0.92	$1.00	$1.08	$1.17	$1.25	$1.33

Aggregate Consideration per share:	$3.33	$3.42	$3.50	$3.58	$3.67	$3.75	$3.83

The analyses indicated that the mergers would be accretive to Knight’s projected 2013 earnings per share and tangible book value per share at closing. The analyses also indicated that the mergers would increase KCG’s financial leverage. Based on a range of values for the stock portion of the consideration to be received by Knight stockholders, the analysis indicated the aggregate consideration to be received will vary between $3.33 and $3.83 per Knight common share. The actual results achieved by KCG may vary from projected results and the variations may be material.

Miscellaneous. Sandler O’Neill has acted as financial advisor to the board of directors of Knight in connection with the mergers and will receive a fee for its services. Knight has agreed to pay Sandler O’Neill a transaction fee of $7,500,000; $500,000 of which was payable upon delivery of Sandler O’Neill’s opinion and the remainder of which is contingent upon completion of the mergers. Knight has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses and to indemnify Sandler O’Neill against certain liabilities arising out of its engagement. During the past two years, Sandler O’Neill has provided, and received fees for providing, certain investment banking services to Knight for which it received customary compensation. Most recently Sandler O’Neill received a financial advisory fee in connection with Knight’s private placement completed on August 6, 2012.

In the ordinary course of each party’s respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Knight and GETCO and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Knight or its affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

GETCO’s Reasons for the Mergers and Recommendation of GETCO’s Board of Directors

Reasons for the Mergers

In evaluating the mergers, the GETCO board of directors consulted with GETCO management, as well as its legal and financial advisors, and in reaching its unanimous decision to approve the merger agreement and the mergers, and to recommend that its holders of voting units approve the proposed transaction, carefully considered a number of factors, including the following material factors, all of which it viewed as supporting its decision to approve the transaction:

•

each of GETCO’s and Knight’s financial performance and condition, results of operation, management, business quality, prospects, competitive position and businesses as separate entities and on a combined basis. In reviewing these factors, including the information obtained through due diligence, the board of directors considered that Knight’s business and operations complement those of GETCO and that Knight’s earnings and prospects and the synergies potentially available in the proposed transaction create the opportunity for the combined company to have superior future earnings and prospects compared to GETCO’s earnings and prospects on a stand-alone basis;

•

its knowledge of the current environment in the securities industry, including economic conditions, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide competition and current financial market conditions and the likely effects of these factors on GETCO’s potential growth, development, productivity and strategic options;

•

its conclusion after its analysis that GETCO and Knight are a complementary fit because of the nature of the markets served and products offered by GETCO and Knight and the expectation that the transaction would provide economies of scale, expanded product offerings, expanded opportunities for cross-selling, cost savings opportunities and enhanced opportunities for growth. Specifically, among other items, the GETCO board of directors considered the benefits of pairing GETCO’s technology with Knight’s customer base and order flow, the opportunity to expand Knight’s international business and the ability to leverage Knight’s sales force to increase sales of GETCO’s products;

•

the structure of the transaction in which GETCO’s board of directors and management would have substantial participation in the combined company. In particular, GETCO’s board of directors considered the following:

•	that the board of directors of the combined company would consist initially of five GETCO directors and four Knight directors;

•	that GETCO’s current Chief Executive Officer would serve as the Chief Executive Officer of the combined company;

•	the expected substantial participation of other GETCO officers in senior management of the combined company; and

•

the ownership by former GETCO unitholders of at least 43% of the common stock of the combined company (not including additional shares to potentially be issued to former GETCO unitholders upon exercise of the warrants);

•

the anticipated pro forma impact of the proposed transaction on the combined company, including the resultant capital base and liquidity position of the combined company as well as the pro forma earnings potential taking into account expected synergies;

•

the fact that the merger consideration for GETCO Class A, Class B and Class P unitholders is in shares of stock of the combined company and warrants to purchase shares of stock of the combined company, which would allow such holders to participate in the future performance of the combined company and would provide such holders with publicly-traded securities;

•

the regulatory and other approvals in connection with the proposed transaction and the expected likelihood that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•

the terms and conditions of the merger agreement, including their reciprocal nature and the design of certain of such terms to enhance the probability that the transactions will be completed, which GETCO’s board determined were appropriate in a strategic transaction of this type;

•

the presentation of BofA Merrill Lynch to the GETCO board of directors concerning the financial implications of the proposed transaction, and the opinion of BofA Merrill Lynch, dated December 18, 2012, to GETCO’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the aggregate GETCO/GA-GTCO merger consideration to be received collectively by the holders of the GETCO units and the GA-GTCO units, as more fully described below in the section entitled “Opinion of BofA Merrill Lynch” beginning on page [    ];

•

its review with its legal advisor, Sullivan & Cromwell, of the merger agreement, including the provisions of the merger agreement designed to enhance the probability that the transaction will be completed; and

•

the expectation that the transactions will be generally tax-free for U.S. federal income tax purposes to GETCO’s holders (except for gain in the GETCO units to the extent of the value of the warrants received).

Potential Risks

GETCO’s board of directors also considered the potential risks and potentially negative factors related to the transaction, including risks related to, or arising from, Knight’s August 1, 2012 trading incident and risks related to technology generally. GETCO’s board of directors nonetheless concluded that the anticipated benefits of combining with Knight were likely to substantially outweigh these risks and factors. Additional potential risks and negative factors included:

•	the fact that under the terms of the merger agreement, GETCO’s ability to solicit and pursue other acquisition proposals is restricted;

•

the requirement that prior to the closing GETCO conduct its business in the ordinary course and the other restrictions on the conduct of GETCO’s business prior to completion of the proposed transaction, which may delay or prevent GETCO from undertaking business opportunities that may arise pending completion of the proposed transaction;

•	the possibility that the mergers and the related integration process could result in the loss of key employees, in the disruption of on-going business and in the loss of customers;

•

after completion of the mergers, the diversion of management focus and resources from other strategic opportunities, operational matters while working to implement the transaction and integrate the two companies;

•	costs to be incurred in connection with the mergers, including the costs of integrating the business of GETCO and Knight and the transaction expenses arising from the merger;

•	the possibility of encountering difficulties in achieving cost savings, synergies and other benefits in the amounts currently estimated or in the time frame currently contemplated;

•

the fact that the exchange ratios for GETCO Class A, Class B and Class P unitholders were set at a discount to GETCO’s tangible book value (in this context the board did consider that GETCO unitholders will receive warrants to purchase shares of common stock of KCG to, in part, make up for this book value dilution);

•

the fact that, in connection with the merger agreement and the mergers, GA-GTCO, Stephen Schuler and Daniel Tierney each would agree to vote their units of GETCO (collectively representing approximately 88% of the total voting power of GETCO) in favor of the merger agreement and the mergers and not to support any other merger proposal by a third party, which may have the effect of discouraging a competing offer to acquire GETCO;

•

the fact that the directors and executive officers of GETCO may have interests in the transactions that are different from, or in addition to, the interests of GETCO unitholders based on certain arrangements the directors or executive officers may have with GETCO;

•

the fact that Jefferies, a financial advisor to GETCO, may have interests in the transactions that are different from, or in addition to, the interests of GETCO unitholders based on Jefferies’ ownership of Knight common stock and/or Knight Series A-1 Preferred Stock and the fees Jefferies will receive upon closing of the proposed transactions; and

•	risks of the type and nature described under the section titled “Risk Factors” beginning on page [ ].

Recommendations of GETCO’s Board of Directors

The foregoing discussion of the factors considered by the GETCO board of directors is not intended to be exhaustive, but rather includes material factors considered by the GETCO board of directors. In reaching its decision to approve and declare advisable the merger agreement and the mergers, the GETCO board of directors did not quantify, rank or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The GETCO board of directors considered all of these factors as a whole, including discussions with GETCO’s management and GETCO’s legal and financial advisors, and overall considered the factors to be favorable to, and to support, its determination.

GETCO’s board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings and earnings accretion/dilution. The board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.

The foregoing explanation of GETCO’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ].

For the reasons set forth above, the GETCO board of directors unanimously determined that the merger agreement and the mergers are advisable, and are in the best interests of, GETCO and its unitholders, and unanimously approved the merger agreement and the mergers. The GETCO board of directors unanimously recommends that the GETCO unitholders vote “FOR” the proposal to approve the merger agreement and the mergers.

Opinion of BofA Merrill Lynch

GETCO retained BofA Merrill Lynch to provide a fairness opinion in connection with the mergers. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. GETCO selected BofA Merrill Lynch on the basis of its experience in transactions similar to the mergers, its reputation in the investment community and its familiarity with Knight, GETCO and their respective businesses and the industries in which they operate.

On December 18, 2012, at a meeting of GETCO’s board of directors held to evaluate the mergers, BofA Merrill Lynch delivered to GETCO’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 18, 2012, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Aggregate GETCO/GA-GTCO Merger Consideration to be received collectively by the holders of GETCO units and GA-GTCO units, was fair, from a financial point of view, to such holders. For purposes of this section, we refer to GETCO’s Class A units, Class B units and Class P units, collectively, as the GETCO units.

The full text of BofA Merrill Lynch’s written opinion to GETCO’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to GETCO’s board of directors for the benefit and use of GETCO’s board of directors (in its capacity as such) in connection with, and for purposes of, its evaluation of the Aggregate GETCO/GA-GTCO Merger Consideration to be received collectively by the holders of GETCO units and GA-GTCO units from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to GETCO or in which GETCO might engage or as to the underlying business decision of GETCO to proceed with or effect the mergers. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and does not constitute a recommendation to any unitholder or stockholder as to how to vote or act in connection with the proposed mergers or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Knight;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of GETCO furnished to or discussed with BofA Merrill Lynch by the management of GETCO, including certain financial forecasts relating to GETCO prepared by the management of GETCO, referred to herein as the GETCO forecasts;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Knight furnished to or discussed with BofA Merrill Lynch by the management of GETCO, including certain financial forecasts relating to Knight prepared by the management of Knight, referred to herein as the Knight forecasts;

•	reviewed certain publicly available financial forecasts relating to Knight, referred to herein as the Knight public forecasts;

•

reviewed certain financial forecasts relating to Knight prepared by the management of GETCO, referred to herein as the GETCO-Knight forecasts, and discussed with the management of GETCO its assessments as to the relative likelihood of achieving the future financial results reflected in the GETCO-Knight forecasts;

•

reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements and the costs to achieve such savings and enhancements, referred to herein as the synergies, anticipated by the management of GETCO to result from the mergers;

•

discussed the past and current business, operations, financial condition and prospects of GETCO with members of senior management of GETCO, and discussed the past and current business, operations, financial condition and prospects of Knight with members of senior management of GETCO;

•

reviewed the potential pro forma financial impact of the mergers, on the future financial performance of the combined company on a pro forma basis, including the potential effect on the earnings and tangible book value of the pro forma combined company attributable to the GETCO units;

•	reviewed the trading history for the common stock of Knight and a comparison of such trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial information of GETCO and certain financial and stock market information of Knight with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the mergers, to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the relative ownership percentages of stockholders of the combined company on a pro forma basis following the closing of the mergers;

•	reviewed a draft, dated December 18, 2012, of the merger agreement, referred to herein as the draft merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of GETCO that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the GETCO forecasts, BofA Merrill Lynch was advised by GETCO, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GETCO as to the future financial performance of GETCO. With respect to the Knight forecasts, BofA Merrill Lynch was advised by GETCO, and assumed, with the consent of GETCO, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Knight as to the future financial performance of Knight. BofA Merrill Lynch was advised by GETCO, and assumed, that the Knight public forecasts were a reasonable basis upon which to evaluate the future financial performance of Knight and BofA Merrill Lynch used the Knight public forecasts in performing its analyses. With respect to the GETCO-Knight forecasts and the synergies, BofA Merrill Lynch was advised by GETCO, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GETCO as to the future financial performance of Knight and the other matters covered thereby and, based on the assessments of the management of GETCO as to the relative likelihood of achieving the future financial results reflected in the GETCO-Knight forecasts, BofA Merrill Lynch relied, at the direction of GETCO, on the GETCO-Knight forecasts for purposes of its opinion.

BofA Merrill Lynch relied, at the direction of GETCO, on the assessments of the management of GETCO as to GETCO’s ability to achieve the synergies and was advised by GETCO, and assumed, that the synergies would be realized in the amounts and at the times projected. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of GETCO, including any contingent liabilities associated with the integration of the businesses and operations of GETCO and Knight. To the extent BofA Merrill Lynch was provided with any evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Knight prepared by GETCO, including with respect to any contingent liabilities associated with legal claims related to the August 1, 2012 trading losses caused by software issues, BofA Merrill Lynch was advised by GETCO, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GETCO as to the matters covered thereby. BofA Merrill Lynch did not make any physical inspection of the properties or assets of GETCO or Knight. BofA Merrill Lynch did not evaluate the solvency or fair value of GETCO or Knight under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of GETCO, that the mergers would be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on GETCO, Knight or the contemplated benefits of the mergers. BofA Merrill Lynch also assumed, at the direction of GETCO, that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the mergers (other than the Aggregate GETCO/GA-GTCO Merger Consideration to be received collectively by the holders of GETCO units and GA-GTCO units to the extent expressly specified in its opinion), including, without limitation, the form or structure of the mergers. BofA Merrill Lynch was not requested to, and it did not, participate in the negotiation of the terms of the mergers, nor was it requested to, and it did not, provide any advice or services in connection with the mergers other than the delivery of its opinion. BofA Merrill Lynch expressed no view or opinion as to any such matters. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Aggregate GETCO/GA-GTCO Merger Consideration to be received collectively by the holders of GETCO units and GA-GTCO units and no opinion or view was expressed with respect to any consideration received in connection with the mergers by the holders of any class of securities, creditors or other constituencies of any party to the mergers. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the mergers, or class of such persons, relative to the Aggregate GETCO/GA-GTCO Merger Consideration. In addition, no opinion or view was expressed with respect to the allocation of the Aggregate GETCO/GA-GTCO Merger Consideration by and among the holders of GETCO units and GA-GTCO units. Furthermore, no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to GETCO or in which GETCO might engage or as to the underlying business decision of GETCO to proceed with or effect the mergers. BofA Merrill Lynch did not express any opinion as to what the value of the common stock of the combined company actually would be when issued or the prices at which the common stock of Knight or the combined company would trade at any time, including following announcement or consummation of the mergers. Furthermore, BofA Merrill Lynch did not express any opinion as to what the value of any derivative securities of the combined company actually would be when issued or the value of any such derivative security at any time following announcement or consummation of the mergers. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any unitholder or stockholder should vote or act in connection with the mergers or any related matter. Except as described above, GETCO imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to GETCO’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses related to Knight summarized below, (i) the “September 2012 Knight TBV” refers to $1,189,000,000 (which classifies $259 million of Knight’s Series A Preferred Stock as equity) and (ii) the “December 2012 Knight Market Cap” refers to $1,189,000,000, Knight’s market capitalization as of December 17, 2012. For purposes of the financial analyses related to GETCO summarized below, the “September 2012 GETCO TBV” refers to $785,000,000 (which is pro forma for the addition of the $45 million expected dividend from GETCO’s investment in BATS and the elimination of GETCO’s $152 million investment in Knight). The September 2012 Knight TBV, the December 2012 Knight Market Cap and the September 2012 GETCO TBV were all rounded to the nearest million.

Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Knight and the seven publicly traded trading platforms and two publicly traded volume dependent exchanges set for below. BofA Merrill Lynch selected the seven publicly traded trading platforms because they provide trade order management, technology and execution services to institutional investor constituencies across a broad array of asset classes. BofA Merrill Lynch did not include, for example, companies that operate exclusively in the market of electronic trading for fixed income securities or as an interdealer broker focused primarily on voice-based market making without committing its own capital for trade executions. BofA Merrill Lynch selected the two publicly traded volume dependent exchanges based on the correlation of Knight’s revenue profile to public equity market volumes.

Trading Platforms	Volume Dependent Exchanges
Interactive Brokers Group, Inc.	NYSE Euronext
ICAP plc	The NASDAQ OMX Group, Inc.
Tullett Prebon plc
BCG Partners, Inc.
GFI Group Inc.
Investment Technology Group, Inc.
INTL FCStone Inc.

Knight. BofA Merrill Lynch reviewed, among other things, the closing stock prices on December 17, 2012 of six of the selected publicly traded trading platforms as a multiple of per share tangible book value, commonly referred to as TBV, for the most recent fiscal quarter (excluding Interactive Brokers Group, Inc. from the analysis due to certain attributes of Interactive Brokers Group, Inc. that rendered it less meaningful for the comparable company analyses). BofA Merrill Lynch also reviewed the enterprise values of the selected publicly traded companies (calculated as equity values based on closing stock prices on December 17, 2012, plus debt, plus minority interest (if applicable), less cash) as a multiple of calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA (excluding BCG Partners, Inc. and INTL FCStone Inc., for which EBITDA forecasts were not available). BofA Merrill Lynch also reviewed the closing stock prices on December 17, 2012 of all of the selected publicly traded companies as a multiple of calendar year 2013 estimated earnings per share, commonly referred to as EPS. BofA Merrill Lynch then applied multiples of 1.0x to 1.4x derived from the selected publicly traded trading platforms (excluding Interactive Brokers Group, Inc.) to the September 2012 Knight TBV, applied multiples of 4.5x to 6.0x derived from the selected publicly traded companies (excluding BCG Partners, Inc. and INTL FCStone Inc., for which EBITDA forecasts were not available) to Knight’s calendar year 2013 estimated EBITDA and applied multiples of 10.0x to 14.0x derived from all of the selected publicly traded companies to Knight’s calendar year 2013 estimated earnings.

Estimated financial data of the selected publicly traded companies were based on publicly available filings, publicly available research analysts’ estimates and FactSet and estimated financial data of Knight were based on the GETCO/Knight forecasts. This analysis indicated the following approximate implied equity value reference ranges for Knight, as compared to the September 2012 Knight TBV and the December 2012 Knight Market Cap ($ in millions):

Implied Equity Value Reference Range for Knight			September 2012 Knight TBV	December 2012 Knight Market Cap
Price/TBV (9/30/12)	EV/EBITDA (2013E)	Price/Earnings (2013E)
$1,110 – $1,640	$1,050 – $1,470	$780 – $1,170	$1,189	$1,189

The implied equity value reference ranges were rounded to the nearest $10 million, assumed net debt of ($11.0) million as of September 30, 2012 and reflected reductions of $75 million from the low end of each range and $25 million from the high end of each range to account for estimated contingent liabilities which were not included in net debt.

GETCO. BofA Merrill Lynch reviewed, among other things, the closing stock prices on December 17, 2012 of six of the selected publicly traded trading platforms as a multiple of per share TBV for the most recent fiscal quarter (excluding Interactive Brokers Group, Inc. from the analysis due to certain attributes of Interactive Brokers Group, Inc. that rendered it less meaningful for the comparable company analyses). BofA Merrill Lynch also reviewed the enterprise values of the selected publicly traded companies (calculated as equity values based on closing stock prices on December 17, 2012, plus debt, plus minority interests (if applicable), less cash) as a multiple of calendar year 2013 estimated EBITDA (excluding BCG Partners, Inc. and INTL FCStone Inc., for which EBITDA forecasts were not available). BofA Merrill Lynch also reviewed the closing stock prices on December 17, 2012 of all of the selected publicly traded companies as a multiple of calendar year 2013 estimated EPS. BofA Merrill Lynch then applied multiples of 1.0x to 1.3x derived from the selected publicly traded trading platforms (excluding Interactive Brokers Group, Inc.) to the September 2012 GETCO TBV, applied multiples of 4.0x to 5.5x derived from the selected publicly traded companies (excluding BCG Partners, Inc. and INTL FCStone Inc., for which EBITDA forecasts were not available) to GETCO’s calendar year 2013 estimated EBITDA and applied multiples of 9.0x to 13.0x derived from all of the selected publicly traded companies to GETCO’s calendar year 2013 estimated earnings.

Estimated financial data of the selected publicly traded companies were based on publicly available filings, publicly available research analysts’ estimates and FactSet and estimated financial data of GETCO were based on the GETCO forecasts. This analysis indicated the following approximate implied equity value reference ranges for GETCO, as compared to the September 2012 GETCO TBV ($ in millions):

Implied Equity Value Reference Range for GETCO			September 2012 GETCO TBV
Price/TBV (9/30/12)	EV/EBITDA (2013E)	Price/Earnings (2013E)
$790 – $1,020	$1,210 – $1,540	$1,010 – $1,460	$785

The implied equity value reference ranges were rounded to the nearest $10.0 million, assumed net debt of ($333.2) million as of September 30, 2012 and excluded the value of GETCO’s existing investment in Knight which had a book value of $152 million. The implied equity value reference ranges for Price/TBV (9/30/12) and EV/EBITDA (2013E) were pro forma for the addition of the $45 million expected dividend from GETCO’s investment in BATS.

No company used in these analyses is identical or directly comparable to Knight or GETCO. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Knight and GETCO were compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following nine selected transactions involving companies in the broker/dealer industry. In selecting precedent transactions, BofA Merrill Lynch included all United States institutional broker- dealer transactions that occurred in the year 2000 or later for which net income and/or TBV equity offer multiples were publicly available.

Acquiror	Target	Date
Leucadia National Corporation	Jefferies Group, Inc.	November 12, 2012
Stifel Financial Corp.	KBW, Inc.	November 5, 2012
Raymond James Financial, Inc.	Morgan Keegan & Company, Inc.	January 1, 2012
Evercore Partners Inc.	The Lexicon Partnership LLP	June 7, 2011
Cowen Group, Inc.	LaBranche & Co Inc.	February 17, 2011
Stifel Financial Corp.	Thomas Weisel Partners Group, Inc.	April 26, 2010
Ramius LLC	Cowen Group, Inc.	June 4, 2009
The Charles Schwab Corporation	SoundView Technology Group, Inc.	November 18, 2003
Credit Suisse Group	Donaldson, Lufkin & Jenrette, Inc.	August 30, 2000

Knight. BofA Merrill Lynch reviewed (for the transactions where the applicable multiples were available) transaction values, calculated as the equity value implied for each target company based on the consideration payable in the selected transaction as a multiple of both the target company’s TBV for the most recent fiscal quarter and the target company’s last twelve months, commonly referred to as LTM, net income. BofA Merrill

Lynch then applied multiples of 1.1x to 1.5x derived from the selected transactions to the September 2012 Knight TBV and applied multiples of 13.0x to 15.0x derived from the selected transactions to Knight’s calendar year 2012 estimated net income (which was adjusted for certain non-recurring and one-time items, including a $458 million trading loss and $142 million in asset write-downs). Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Knight was based on the GETCO/Knight forecasts. These analyses indicated the following approximate implied equity value reference ranges for Knight, as compared to the September 2012 Knight TBV and the December 2012 Knight Market Cap ($ in millions):

Implied Equity Value Reference Range for Knight		September 2012 Knight TBV	December 2012 Knight Market Cap
Price/TBV (9/30/12)	Price/Earnings (LTM)
$1,230 – $1,760	$890 – $1,090	$1,189	$1,189

The implied equity value reference ranges were rounded to the nearest $10.0 million, assumed net debt of ($11.0) million as of September 30, 2012 and reflected reductions of $75.0 million from the low end of each range and $25.0 million from the high end of each range to account for estimated contingent liabilities which were not included in net debt.

No company, business or transaction used in this analysis is identical or directly comparable to Knight or the mergers. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Knight and the mergers were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of each of Knight and GETCO to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Knight and GETCO were forecasted to generate during fiscal years 2013 through 2017 based on the GETCO/Knight forecasts, with respect to Knight, and the GETCO forecasts, with respect to GETCO.

Knight. In its discounted cash flow analysis of Knight, BofA Merrill Lynch calculated terminal values for Knight by applying terminal TBV multiples of 1.0x to 1.4x to Knight’s calendar year 2017 estimated TBV and applying terminal EBITDA multiples of 4.5x to 6.0x to Knight’s calendar year 2018 estimated EBITDA. The calendar year 2017 estimated TBV and the calendar year 2018 estimated EBITDA for Knight were provided by the management of GETCO. The range of terminal TBV and EBITDA multiples applied in the discounted cash flow analysis were selected by BofA Merrill Lynch based on BofA Merrill Lynch’s experience in the valuation of businesses and securities and BofA Merrill Lynch’s familiarity with Knight and its businesses. The cash flows and terminal values were then discounted to present value as of December 31, 2012 using discount rates ranging from 8.0% to 10.0%, which were based on an estimate of Knight’s weighted average cost of capital. These analyses indicated the following approximate implied equity value reference ranges for Knight, as compared to the September 2012 Knight TBV and the December 2012 Knight Market Cap ($ in millions):

Implied Equity Value Reference Range for Knight		September 2012 Knight TBV	December 2012 Knight Market Cap
Price/TBV (2013E – 2017E)	EV/EBITDA (2013E – 2017E)
$1,120 – $1,740	$1,520 – $2,030	$1,189	$1,189

The implied equity value reference ranges were rounded to the nearest $10 million, assumed net debt of ($11.0) million as of September 30, 2012 and reflected reductions of $75 million from the low end of each range and $25.0 million from the high end of each range to account for estimated contingent liabilities which were not included in net debt.

GETCO. In its discounted cash flow analysis of GETCO, BofA Merrill Lynch calculated terminal values for GETCO by applying terminal TBV multiples of 1.0x to 1.3x to GETCO’s calendar year 2017 estimated TBV and applying terminal EBITDA multiples of 4.0x to 5.5x to GETCO’s calendar year 2018 estimated EBITDA. The calendar year 2017 estimated TBV and the calendar year 2018 estimated EBITDA were provided by the management of GETCO. The range of terminal TBV and EBITDA multiples applied in the discounted cash flow analysis were selected by BofA Merrill Lynch based on BofA Merrill Lynch’s experience in the valuation of businesses and securities and BofA Merrill Lynch’s familiarity with GETCO and its businesses. The cash flows and terminal values were then discounted to present value as of December 31, 2012 using discount rates ranging from 8.0% to 10.0%, which were based on an estimate of GETCO’s weighted average cost of capital. These analyses indicated the following approximate implied equity value reference ranges for GETCO, as compared to the September 2012 GETCO TBV ($ in millions):

Implied Equity Value Reference Range for GETCO		September 2012 GETCO TBV
Price/TBV (2013E – 2017E)	EV/EBITDA (2013E – 2017E)
$1,240 – $1,610	$2,060 – $2,620	$785

The implied equity value reference ranges were rounded to the nearest $10.0 million, assumed net debt of ($333.2) million as of September 30, 2012 and excluded the value of GETCO’s existing investment in Knight which had a book value of $152 million.

“Have/Get” Analysis. BofA Merrill Lynch applied the equity value ranges implied by the selected publicly traded companies and discounted cash flow analyses above for each of GETCO and Knight to arrive at the following aggregate implied equity value ranges held, collectively, by the holders of GETCO units and GA-GTCO units prior to the mergers based on GETCO’s current 15.6% ownership interest in Knight (what the holders of GETCO units and GA-GTCO units collectively “have”) ($ in millions):

Pre-Closing Equity Value to Holders of GETCO Units and GA-GTCO Units Collectively
Selected Publicly Traded Companies Analysis			DCF Analysis
Price/TBV (9/30/12)	EV/EBITDA (2013E)	Price/Earnings (2013E)	Price/TBV (2013E – 2017E)	EV/EBITDA (2013E – 2017E)
$960 – $1,280	$1,370 – $1,770	$1,130 – $1,640	$1,410 – $1,880	$2,300 – $2,940

The implied equity value reference ranges were rounded to the nearest $10 million and reflected an adjustment to the September 2012 GETCO TBV which took into account GETCO’s 15.6% ownership interest in Knight.

BofA Merrill Lynch then applied a pro forma ownership percentage by former GETCO holders of 62.6% (assuming full exercise by Knight’s stockholders of the cash election in the Knight Merger) to the implied equity value ranges for the combined company based upon the equity value ranges of GETCO and Knight implied by such analyses to arrive at the aggregate implied equity value ranges to be held, collectively, by the holders of GETCO units and GA-GTCO units following the mergers (what the holders of GETCO units and GA-GTCO units collectively “get”). BofA Merrill Lynch assumed the holders of GETCO units and GA-GTCO units would bear a corresponding percentage of the transaction debt and transaction fees and would own 100% of the warrants in the combined company. In addition, all scenarios were calculated with and without giving effect to synergies. The results of the analysis are presented in the following table ($ in millions):

Post-Closing Equity Value to Holders of GETCO Units and GA-GTCO Units Collectively
	Selected Publicly Traded Companies Analysis			DCF Analysis
	Price/TBV (9/30/12)	EV/EBITDA (2013E)	Price/Earnings (2013E)	Price/TBV (2013E – 2017E)	EV/EBITDA (2013E – 2017E)
Without synergies	$715 – $1,340	$955 – $1,550	$655 – $1,310	$1,015 – $1,770	$1,775 – $2,580
With synergies	$1,215 – $2,150	$1,455 – $2,360	$1,155 – $2,120	$1,515 – $2,580	$2,275 – $3,390

BofA Merrill Lynch undertook a sensitivity analysis where it applied a pro forma ownership percentage by former GETCO holders of 53.4% (assuming, at the direction of GETCO, that holders of the common stock of Knight holding no less than 132 million shares would elect to receive solely cash consideration and that the holders of the balance of the common stock of Knight would elect to receive solely stock consideration in connection with the Knight Merger) to the same implied equity value ranges for the combined company based upon the equity value ranges of GETCO and Knight implied by such analyses to arrive at the aggregate implied equity value ranges to be held, collectively, by the holders of GETCO units and GA-GTCO units following the mergers. BofA Merrill Lynch assumed the holders of GETCO units and GA-GTCO units would bear a corresponding percentage of the transaction debt and transaction fees and would own 100% of the warrants in the combined company. In addition, all scenarios were calculated with and without giving effect to synergies. The results of the analysis are presented in the following table ($ in millions):

Post-Closing Equity Value to holders of GETCO Units and GA-GTCO Units Collectively
	Selected Publicly Traded Companies Analysis			DCF Analysis
	Price/TBV (9/30/12)	EV/EBITDA (2013E)	Price/Earnings (2013E)	Price/TBV (2013E – 2017E)	EV/EBITDA (2013E – 2017E)
Without synergies	$735 – $1,290	$935 – $1,470	$685 – $1,270	$985 – $1,650	$1,635 – $2,340
With synergies	$1,155 – $1,990	$1,355 – $2,170	$1,105 – $1,970	$1,405 – $2,350	$2,055 – $3,040

The sensitivity analysis with respect to the 53.4% pro forma ownership percentage set forth above reflects calculations that were updated to account for transaction debt and transaction fees on a basis consistent with the 62.6% pro forma ownership percentage analysis. This updated sensitivity analysis, which was subsequently delivered to the GETCO board of directors, did not impact BofA Merrill Lynch’s overall analysis of the fairness, from a financial point of view and as of the date of the opinion, of the Aggregate GETCO / GA-GTCO Merger Consideration to be received collectively by the holders of GETCO units and GA-GTCO units.

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including historical trading prices of Knight during the two-year period ended December 17, 2012 and publicly available Wall Street analyst reports relating to Knight.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to GETCO’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of GETCO and Knight. The estimates of the future performance of GETCO and Knight in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the aggregate GETCO/GA-GTCO merger consideration to be received collectively by the holders of GETCO units and GA-GTCO units, and were provided to GETCO’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of GETCO, Knight or the combined company.

As described above, BofA Merrill Lynch’s opinion and analyses were only one of a number of factors considered by GETCO’s board of directors in its evaluation of the proposed mergers and should not be viewed as determinative of the views of GETCO’s board of directors or management with respect to the mergers or the Aggregate GETCO/GA-GTCO Merger Consideration.

GETCO has agreed to pay BofA Merrill Lynch a fee of $1.5 million in connection with delivery of its opinion. GETCO also has agreed to reimburse BofA Merrill Lynch for its reasonable expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Knight and certain of its affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to GETCO and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as book-running manager, placement agent and/or arranger for various debt offerings, (ii) having acted or acting as lender under certain credit facilities, (iii) having acted or acting as financial advisor in connection with certain mergers and acquisitions transactions, (iv) having provided or providing certain cash management, derivatives and foreign exchange trading services and (v) having provided or providing certain treasury management products and services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Knight and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor in connection with certain mergers and acquisitions transactions and as lead arranger and agent bank for, and lender under, certain credit facilities and (ii) having provided or providing certain cash and treasury management, derivatives and foreign exchange trading services. In addition, certain of our affiliates maintain significant commercial (including customer) relationships with Knight and certain of its affiliates.

Explanatory Note - Exchange Ratio Adjustment

GETCO determined that it was not necessary for BofA Merrill Lynch to provide an updated fairness opinion to reflect the adjustment to the exchange ratios described in “The Merger Agreement—Merger Consideration;

Conversion of Shares and Units” beginning on page [    ]. The GETCO board made such determination because the fairness opinion rendered by BofA Merrill Lynch to GETCO’s board of directors on December 18, 2012 (as described above) was to the effect that the Aggregate GETCO/GA-GTCO Merger Consideration to be received collectively by the holders of GETCO Units and GA-GTCO units, was fair, from a financial point of view, to such holders . The Aggregate GETCO/GA-GTCO Merger Consideration is not altered by the exchange ratio adjustment. GETCO confirmed its determination in discussions with its outside advisors, including BofA Merrill Lynch.

Certain GETCO Unaudited Prospective Financial Information

GETCO does not as a matter of course make public its long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, GETCO is including this unaudited prospective financial information because it was, among other information, made available to Knight and Sandler O’Neill in connection with their evaluation of the mergers. In addition, certain of the unaudited prospective financial information was also made available to BofA Merrill Lynch in connection with its evaluation of the mergers. The inclusion of this information should not be regarded as an indication that any of KCG, GETCO, BofA Merrill Lynch, Sandler O’Neill, Knight or any other recipient of this information considered, or now considers, it to be predictive of actual future results. GETCO reviews and updates its internal projections regularly and has revised its internal projections included in this joint proxy statement/prospectus since December 2012 based on, among other things, actual experience and business developments. Neither GETCO nor KCG is under any obligation to update prospective financial data included in this joint proxy statement/prospectus and does not intend to do so, other than as required by applicable law.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and reflects numerous judgments, estimates and assumptions that are inherently uncertain in prospective financial information of any kind. As a result, neither GETCO nor KCG provides any assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Because the unaudited prospective financial information covers multiple years, such information by its nature becomes significantly less predictive with each successive year. GETCO unitholders and Knight stockholders are urged to review “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO—Quantitative and Qualitative Disclosures About Market Risks” beginning on page [    ] and “Risk Factors” beginning on page [    ] for a description of risks relating to the business of KCG. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ] for additional factors that may cause the unaudited prospective financial information to differ from actual results. The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by GETCO management and was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. None of PricewaterhouseCoopers LLP, any other independent accountants, BofA Merrill Lynch, Sandler O’Neill, KCG or Knight, have examined, compiled, nor performed any procedures with respect to the unaudited prospective financial information and accordingly, they do not express any opinion or any other form of assurance on such information or its achievability.

The PricewaterhouseCoopers LLP report included in this joint proxy statement/prospectus related to the GETCO annual financial statements and related notes for the year ended December 31, 2012, which appear in this joint proxy statement/prospectus under the heading “Index to GETCO Financial Statements” on page [    ], relates to the historical financial information of GETCO. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events that occurred after the date it was prepared or that were unknown at the time of its preparation.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2012 through 2018 under both a “base” case and a more adverse “adjusted” case. The base case reflects GETCO management’s then-current forecasts for revenues and costs and their impact on select balance sheet and cash flow items for 2012 through 2018 under a model that includes revenue increases due to improvements in technology, realized returns on investments made in trading businesses focused on options market-making, international arbitrage and mid-frequency strategies, execution on contemplated strategic initiatives and sustained improvements in GETCO’s cost structure. The adjusted case scenario reflects no improvement in revenues attributed to technology improvements and business investments and no execution on contemplated strategic initiatives. Because each case relies on numerous factors or assumptions, many of which are beyond GETCO’s control, neither should be reviewed individually but rather as a spectrum of possible results given various assumptions. However, there can be no assurance that actual results will follow either case or even fall within the bounds of the two cases.

Base Case(1)

	2012	2013	2014	2015	2016	2017	2018
($ in millions)
Net Income	$24	$112	$162	$176	$192	$207	$221
EBITDA(2)	79	220	302	330	359	388	414
Tangible Book Value	972	1,079	1,233	1,402	1,584	1,782	1,990

Adjusted Case

	2012	2013	2014	2015	2016	2017	2018
($ in millions)
Net Income	$26	$54	$56	$61	$67	$72	$77
EBITDA(2)	82	120	132	145	157	170	181
Tangible Book Value	987	1,037	1,097	1,161	1,232	1,307	1,386

(1)	The base case above represents unaudited prospective financial information that was provided to BofA Merrill Lynch and the adjusted case above represents unaudited prospective financial information that was provided to Sandler O’Neill. Sandler O’Neill was also provided with a base case. Because the base cases were provided to BofA Merrill Lynch and Sandler O’Neill on different dates, certain numbers were updated. The differences between the base case provided to BofA Merrill Lynch and Sandler O’Neill are as follows:

•

The base case provided to Sandler O’Neill reflected updated 2012 numbers to reflect additional clarity with respect to fourth quarter performance and, in the case of tangible book value, the update described below. The 2012 base case provided to Sandler O’Neill had 2012 numbers identical to those in the adjusted case provided to Sandler O’Neill and described above; and

•

The base case provided to Sandler O’Neill reflected updates to tangible book value for all years related to changes in the value of the Knight preferred stock owned by GETCO (which value, for purposes of the information provided, was based on the trading price of Knight common stock as of the end of the most recent trading day). The base case tangible book values provided to Sander are set forth in the table below:

($ in millions)	2012	2013	2014	2015	2016	2017	2018
Tangible Book Value	$987	$1,095	$1,249	$1,417	$1,600	$1,798	$2,005

(2)	For purposes of the unaudited prospective financial information presented herein, EBITDA is calculated as pre-tax income plus depreciation, amortization and interest expenses.

In preparing the foregoing unaudited projected financial information, GETCO made a number of assumptions regarding, among other things, capital market volume and volatility, interest rates, corporate financing activities, including amount and timing of the issuance of debt, annual distribution levels, the amount of income taxes paid, and the amount of general and administrative costs. The unaudited projected financial information is subjective in many respects and thus is susceptible to multiple interpretations.

No assurances are given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions and do not reflect any changes in conditions since the date of their preparation. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on pages [    ] and [    ], respectively, all of which are difficult to predict and many of which are beyond the control of GETCO and will be beyond the control of the combined company. For example, GETCO’s businesses, and the basis for the preparation of the respective forecasts, depend significantly on conditions in the capital markets, including the level of volume and volatility and the level of competition. There is no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the mergers are completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of GETCO that the management of GETCO believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the mergers nor do they take into account any failure of the mergers to occur. Further, the unaudited prospective financial information presents two cases with significant differences in assumptions and results, accordingly neither case should be viewed individually or as a likely or expected outcome. Knight stockholders and GETCO unitholders are urged to review GETCO’s consolidated financial statements and related notes for the year ended December 31, 2012, which appear in this joint proxy statement/prospectus under the heading “Index to GETCO Financial Statements” on page [    ], for a description of GETCO’s reported results of operations and financial condition and capital resources during 2010, 2011 and 2012, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO” beginning on page [    ].

Readers of this document are strongly cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by KCG, Knight, GETCO or any other person to any Knight stockholder or any GETCO unitholder regarding the ultimate performance of GETCO compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such. The unaudited prospective financial information is not being included in this joint proxy statement/prospectus to influence a stockholder’s or unitholder’s decision, but because the projections were provided to Knight, Sandler O’Neill and BofA Merrill.

Information in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the sections entitled “Risk Factors” beginning on page [    ], the “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ] and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GETCO—Quantitative and Qualitative Disclosures About Market Risks” beginning on page [    ].

GETCO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE

DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Interests of Certain of Knight’s Directors and Executive Officers in the Mergers

In considering the recommendations of the board of directors of Knight, Knight stockholders should be aware that certain directors and executive officers of Knight have interests in the mergers that may differ from, or may be in addition to, the interests of Knight stockholders generally. These interests are described in more detail and quantified below. The board of directors of Knight was aware of these interests and considered them, among other matters, when it adopted the merger agreement and in making its recommendations that the Knight stockholders approve the mergers. For purposes of all Knight agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control, change in control or term of similar meaning.

Board of Directors and Executive Officers of KCG. The merger agreement provides that Mr. Joyce and three other members of Knight’s board of directors as determined by the Knight board of directors will become members of the KCG board of directors. In addition, Mr. Joyce will serve as the Executive Chairman of the KCG board of directors and Steven Bisgay will serve as the Chief Financial Officer of KCG following the completion of the mergers.

Indemnification and Insurance. Pursuant to the merger agreement, KCG will indemnify each present and former director and officer of Knight and its subsidiaries, to the fullest extent permitted under law, against claims existing or occurring at or prior to the effective time of the mergers (including relating to the mergers) and advance expenses incurred by any such person. Also pursuant to the merger agreement, KCG or Knight will provide or purchase director and officer liability insurance for a period of six years following the effective time of the mergers to reimburse each present and former director and officer of Knight with respect to claims arising from facts or events occurring before that effective time, which insurance will contain at least the same coverage provided by Knight to the present and former directors and officers of Knight immediately prior to the completion of the merger, provided that KCG or Knight is not required to expend, on an annual basis, an amount in excess of 250.0% of the annual premiums paid as of the date of the merger agreement by Knight for any such insurance and if any such annual expense at any time would exceed that amount, then KCG will maintain or cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount over the term of such policy.

Outstanding Stock Options. Knight has granted stock options to acquire Knight common stock to its non-employee directors and executive officers. In connection with the completion of the mergers, all stock options to acquire Knight common stock granted on or prior to December 19, 2012 will vest (to the extent any such stock options are unvested) and convert into stock options to purchase KCG common stock on the same terms and conditions (other than vesting), with the number of shares subject to the converted option and the per-share exercise price to be adjusted by multiplying the number of shares subject to each stock option by the exchange ratio (one third) (rounding down to the nearest whole share) and dividing the per-share exercise price applicable to each stock option by the exchange ratio (one third) (rounding up to the nearest whole cent). Stock options to acquire Knight common stock granted after December 19, 2012 will convert into stock options to acquire KCG common stock on the same terms and conditions (including vesting) with the number of shares subject to the converted option and the per-share exercise price to be adjusted by multiplying the number of shares subject to each stock option by the exchange ratio (one third) (rounding down to the nearest whole share) and dividing the per-share exercise price applicable to each stock option by the exchange ratio (one third) (rounding up to the nearest whole cent). Knight currently does not anticipate granting any stock options to acquire Knight common stock after December 19, 2012 and prior to the completion of the mergers to its executive officers or non-employee directors. As of May 10, 2013, none of Knight’s executive officer or non-employee directors hold unvested stock options to acquire Knight common stock.

Restricted Shares. Knight has granted shares of Knight common stock that are subject to vesting, repurchase or other lapse restrictions to its executive officers that, if granted on or prior to December 19, 2012, will vest in full in connection with the mergers and become free of all restrictions and the holder will be entitled to receive the merger consideration with respect to each such share of Knight common stock. Shares of Knight common stock that are subject to vesting, repurchase or other lapse restrictions granted after December 19, 2012, will be automatically converted into shares of KCG common stock, taking into account the exchange ratio of one third and rounding to the nearest whole share of KCG common stock, subject to the same vesting, repurchase or lapse restrictions as the related restricted shares of Knight common stock and will not be entitled to make a cash / stock election. Based upon equity compensation holdings as of May 10, 2013, none of the executive officers or non-employee directors hold restricted shares of Knight common stock.

Restricted Stock Units. Knight has granted restricted stock units that settle in shares of Knight common stock to its non-employee directors and executive officers that, if granted on or prior to December 19, 2012 (except with respect to restricted stock units that vest based on performance), will vest in full in connection with the mergers and settle consistent with the terms of the applicable restricted stock unit award. All restricted stock units granted on or prior to December 19, 2012 that vest based on performance will vest in accordance with their existing terms. Each restricted stock unit granted after December 19, 2012, will convert into a restricted stock unit in respect of one third of a share of KCG common stock, rounded to the nearest whole share of KCG common stock, with the same terms and conditions (including vesting) as the restricted stock units immediately prior to the completion of the mergers. All restricted stock units will settle in shares of KCG common stock and will not entitle the holder to make a cash/stock election upon settlement or otherwise.

Based upon equity compensation holdings as of May 10, 2013, the number of unvested Knight restricted stock units held by the executive officers and directors that will solely vest in connection with the mergers (expressed prior to the conversion of such Knight units into KCG units at the exchange ratio) are as follows: Mr. Joyce, 139,311; Mr. Bisgay, 73,975; Mr. Sohos, 421,461; Mr. Lhota, 33,849; Mr. Lyons, 38,274; the two other executive officers (as a group), 119,236; and the nine nonemployee directors (as a group), 202,494 (this includes 35,461 restricted stock units held by each of Blackstone and TD Ameritrade for which Mr. Martin Brand, a Knight director nominated by Blackstone, and Mr. Fredric J. Tomczyk, a Knight director and the President and Chief Executive Officer of TD Ameritrade, have disclaimed beneficial ownership).

Employment Agreement. In December 2008 (and subsequently restated in March 2009), Knight entered into a four-year employment agreement with Mr. Joyce (with such term extended by the letter agreement described below) pursuant to which Mr. Joyce is employed by Knight as its Chief Executive Officer and serves as Chairman of the Knight board of directors.

In connection with the execution of the merger agreement, Knight entered into a letter agreement with Mr. Joyce to amend his employment agreement to extend its term so as to expire on the earlier of (i) the completion of the mergers and (ii) December 31, 2014. The amendment also provides that Mr. Joyce will be entitled to a lump sum retention payment of $7.5 million upon the completion of the mergers in lieu of his right to receive the severance payments and benefits set forth in Mr. Joyce’s employment agreement and described below. Pursuant to the terms of the amendment, upon the completion of the mergers, Mr. Joyce’s employment agreement will, except for certain provisions of the employment agreement that specifically survive, immediately terminate. In the event that the merger agreement is terminated, Mr. Joyce’s right to the retention payment described above will be void and of no force and effect and the other terms of the employment agreement, including the severance described below, will continue through the end of the term of the agreement (unless earlier terminated).

The employment agreement provides that Mr. Joyce will receive an annual base salary of $750,000 and will be eligible for an annual bonus based on the achievement of performance targets and other terms and conditions established by the Knight compensation committee. Pursuant to the employment agreement, if Mr. Joyce is no longer eligible for the retention payment described above and his employment is terminated by Knight other than for “cause” or other than by reason of his death or “disability,” or upon resignation by Mr. Joyce for “good reason,” Mr. Joyce will be entitled to, among other things, (i) vesting, and, if applicable, delivery of the shares underlying any unvested shares granted to Mr. Joyce in connection with his annual bonus awards, (ii) vesting and exercisability of any stock options granted in respect of annual bonuses for periods that commenced prior to December 24, 2008, (iii) a cash payment equal to $5.0 million, (iv) a pro-rata bonus for the year of termination determined based on actual performance of Knight, and (v) reimbursement of certain premiums Mr. Joyce pays for continued health coverage for a period of one year.

In the event that any payment to Mr. Joyce is subject to the excise tax for “parachute payments” under Section 280G of the Internal Revenue Code of 1986, Knight will indemnify Mr. Joyce on an after-tax basis for any such excise tax (including any interest or penalties incurred with respect to such excise tax), provided that Knight may reduce the applicable payment due to Mr. Joyce by up to 10.0% if such reduction will avoid the excise tax.

Severance Policy. Each of the executive officers of Knight, other than Mr. Joyce, participates in Knight’s severance policy that it has established for all of its employees. Knight’s discretionary severance policy is formulaic, based on the employee’s title and length of service with Knight, but will not exceed a maximum of 26 weeks of base salary. Severance amounts are calculated by using the employee’s base salary only and are made in exchange for a release of claims against Knight. Bonus compensation is generally not considered when determining severance amounts. Knight’s severance policy also generally provides for the reimbursement of COBRA premiums for up to six months following a termination of employment. Under Knight’s severance policy, if any of the executive officers’ employment, other than that of Mr. Joyce, was terminated as of May 10, 2013, in a manner which would have made such officer eligible for severance, such officer would have received the following cash severance amounts based on his base salary and years of service as of such date: Messrs. Bisgay and Sohos: $250,000; Messrs. Lhota and Lyons: $115,385 and the other two executive officers in the aggregate; $500,000.

Retention and Separation Agreements. Mr. Lyons entered into a transition and separation agreement with Knight that provides for severance benefits upon his termination of employment (which will occur no earlier than June 30, 2013) in an amount consistent with the Knight severance policy described above, a retention payment of $1,000,000 and a special transaction payment of $500,000 relating to the disposition of Knight’s institutional fixed income sales and trading business. In each case the amounts are payable upon the termination of Mr. Lyons’ employment, subject to Mr. Lyons’ execution of various releases. The payments and benefits under the transition and separation agreement are subject to the consummation of the previously announced disposition of Knight’s institutional fixed-income sales and trading business. The transition and separation agreement also provides that Mr. Lyons will be subject to non-solicitation restrictions relating to Knight and GETCO employees through December 31, 2014. In addition, each of the executive officers who are not named executive officers of Knight entered into retention and separation agreements that provide for severance benefits upon terminating employment that are consistent with the severance described above (other than an additional six months of COBRA premiums for each of the executive officers) and aggregate retention payments to the executive officers of $3.5 million subject to continued service during an agreed upon transition period, with $1.0 million of those retention payments to be counted against the retention pool described below. The retention and separation agreements also provide for the waiver of existing non-competition restrictions and the restrictions pertaining to non-solicitation of customers and clients.

Deferred Compensation Plan. Knight maintains a voluntary deferred compensation plan that provides employees, including the executive officers, with the opportunity to defer all or a portion of their cash compensation for a minimum of three years. The deferred compensation plan provides that, upon the completion of the mergers, all amounts deferred thereunder will be paid out as soon as practicable following the completion of the mergers. Mr. Joyce is the only executive officer who participates in the voluntary deferred compensation plan. All amounts deferred by Mr. Joyce under the voluntary deferred compensation plan are fully vested.

Retention Pool. Under the terms of the merger agreement, Knight and GETCO will establish a retention program with a retention pool of not less than $10.0 million in the aggregate to be allocated to employees of Knight and GETCO based on the mutual agreement of the Chief Executive Officer of Knight and the Chief Executive Officer of GETCO. As of April 30, 2013, $1.0 million of the $10.0 million retention pool had been allocated to executive officers of Knight.

Merger-Related Compensation for Knight’s Named Executive Officers

The following table and the related footnotes provide information about the compensation to be paid to Knight’s named executive officers that is based on or otherwise relates to the mergers. The compensation shown in this table and described in these footnotes is the subject of a non-binding advisory vote of the Knight stockholders at the Knight special meeting, as described in “Knight Compensation Proposal” on page [    ]. The figures in the table are estimated based on compensation levels as of the date of this document and an assumed effective date of May 10, 2013 for the mergers and, where applicable, termination of the named executive officer’s employment. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the mergers (such as the future grant of equity awards and/or retention awards). All amounts below have been calculated based on a per share price of Knight common stock of $10.47 (the average closing market price of Knight common stock over the first five business days following the public announcement of the transaction on December 19, 2012 multiplied by three) and assume that the numbers of restricted stock units held by each named executive officer has been divided by three to reflect the exchange ratio for the Knight merger. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)		Equity ($) (4)	Perquisites/ Benefits ($) (5)	Tax Reimbursement ($) (6)	Other ($)	Total ($)
Thomas M. Joyce	7,500,000	(1)	486,195	30,952	—	—	8,017,147
Steven Bisgay	250,000	(2)	1,295,742	15,476	—	—	1,561,218
George Sohos	250,000	(2)	3,281,267	15,476	—	—	3,546,743
Alan Lhota	115,385	(2)	670,701	15,476	—	—	801,562
Robert K. Lyons	1,115,385	(3)	758,625	15,476	—	—	1,889,486

(1)	The cash retention payment that will be made to Mr. Joyce upon the completion of the mergers does not relate to his continued employment with KCG following the completion of the mergers (single trigger).
(2)	Severance under Knight’s severance policy is double trigger as there is a requirement that the participant’s employment be terminated in order to become entitled to severance pursuant to the policy.
(3)	Upon a termination of employment, Mr. Lyons will receive cash severance payments under Knight’s severance policy (double trigger) equal to $115,385 and, pursuant to the terms of his transition and separation agreement, Mr. Lyons is entitled to receive a retention payment equal to $1,000,000 at the time that Knight determines that his services are no longer required (double trigger). This amount does not include the $500,000 special transaction payment earned in connection with the previously announced disposition of Knight’s institutional fixed-income sales and trading business to Stifel Financial Corp because the payment does not relate to the mergers.
(4)

All unvested equity awards granted on or prior to December 19, 2012 will vest immediately upon the completion of the mergers (single trigger). For any unvested equity awards granted after December 19, 2012, the equity awards will only vest on a termination of employment without “cause” or, with respect to Mr. Joyce, upon a resignation with “good reason”, in each case within one year following the completion of the mergers (double trigger). The amounts disclosed in this column represent the number of outstanding shares of restricted stock and restricted stock units held by each named executive officer, adjusted to reflect the conversion of such shares and units into restricted shares or restricted stock units of KCG at the exchange ratio, multiplied by $10.47.

Name	Single Trigger Vesting	Double Trigger Vesting
Thomas M. Joyce	$486,195	$—
Steven Bisgay	$258,172	$1,037,570
George Sohos	$1,470,900	$1,810,367
Alan Lhota	$118,133	$552,568
Robert K. Lyons	$133,576	$625,049

(5)	Upon a termination of Mr. Joyce’s employment by Knight other than for “cause” or other than by reason of his death or “disability,” or upon resignation by Mr. Joyce for “good reason” under his employment agreement or a termination of the employment of any of the other named executive officers without “cause” under the severance plan, Knight will reimburse the named executive officers for certain premiums for continued health coverage.
(6)	Mr. Joyce is the only named executive officer of Knight who would be indemnified by Knight on an after-tax basis for any excise tax relating to Section 280G or Section 4999 of the Code (including any interest or penalties incurred with respect to such excise tax), provided that Knight may reduce the applicable payment due to Mr. Joyce by up to 10.0% if such reduction will avoid the excise tax. Based on the value of the payments that would be made to Mr. Joyce in connection with the mergers (calculated using the assumptions described above), Knight will not be required to indemnify Mr. Joyce.

Interests of Certain of GETCO’s Directors and Executive Officers in the Mergers

In considering the recommendations of the board of directors of GETCO, GETCO voting unitholders should be aware that certain directors and executive officers of GETCO have interests in the mergers that may differ from, or may be in addition to, the interests of GETCO unitholders generally. These interests are described in more detail and quantified below. The board of directors of GETCO was aware of these interests and considered them, among other matters, when it approved the merger agreement and in making its recommendations that the GETCO voting unitholders approve the mergers.

Board of Directors and Executive Officers of KCG. The merger agreement provides that Daniel Coleman, Stephen Schuler and Daniel Tierney, all current directors of GETCO, as well as two persons selected by GA-GTCO immediately prior to completion of the mergers will become members of the KCG board of directors. In addition, Mr. Coleman, the current Chief Executive Officer of GETCO, will serve as the President and Chief Executive Officer of KCG following the completion of the mergers.

Indemnification and Insurance. Pursuant to the merger agreement, KCG will indemnify each present and former director and officer of GETCO and its subsidiaries, to the fullest extent permitted under law, against claims existing or occurring at or prior to the effective time of the mergers (including relating to the mergers) and advance expenses incurred by any such person. Also pursuant to the merger agreement, KCG will cause GETCO to purchase director and officer liability insurance for a period of six years following the effective time of the mergers to reimburse each present and former director and officer of GETCO with respect to claims arising from facts or events occurring before that effective time, provided that GETCO is not required to expend, on an annual basis, an amount in excess of 250.0% of the annual premiums paid as of the date of the merger agreement by Knight for any such insurance and if any such annual expense at any time would exceed that amount, then KCG will maintain or cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount over the term of such policy.

Equity-Based Awards. GETCO has historically granted long-term equity-based awards to its directors and executive officers in the form of GETCO Class B units and GETCO Class E units. Accordingly, GETCO’s directors and executive officers hold equity-based awards in respect of prior service with GETCO. The treatment of these awards in the mergers is described below.

Class B units: Certain directors and executive officers hold outstanding GETCO Class B units. In connection with the mergers, any Class B units (whether vested or unvested) will be converted into the right to receive a certain number of shares of KCG common stock and warrants to acquire shares of KCG common stock, based on the applicable GETCO ratios (as discussed above). Currently, as GETCO is a privately held company, the Class B units are not freely tradable and are subject to a repurchase right in favor of GETCO upon a termination of employment. Upon the conversion to KCG common stock and warrants to acquire shares of KCG common stock, the stock will be freely tradable and will no longer be subject to repurchase on termination. The amount payable upon a repurchase is dependent on whether the Class B units are then vested or unvested. As a result of the mergers, all unvested Class B units shall vest.

The table below provides, as of April 30, 2013, the number of outstanding vested and unvested Class B units held by current directors and executive officers of GETCO.

Name of Director or Executive Officer	Total Vested Class B units	Total Unvested Class B units	Total Class B units
Daniel Coleman, Director and Chief Executive Officer	25,389	54,055	79,444
Jerald Dark, Chief Human Resources Officer	8,185	14,833	23,018
John DiBacco, Global Head of Equities	—	4,076	4,076
Rene M. Kern(1), Director	71,802	—	71,802
Darren Mast, Chief Operating Officer and Interim Head of FICC	34,885	9,001	43,886
John McCarthy, General Counsel	13,512	6,618	20,130
John C. Morris(1), Director	71,802	—	71,802
Farid Moslehi, Head of Asia	4,039	3,180	7,219
Nick Ogurtsov, Chief Risk Officer	—	680	680
Jonathan Ross, Chief Technology Officer	18,916	5,651	24,567
Stephen Schuler(2), Director	951,859	—	951,859
Robert Smith, Head of Europe	371,110	11,222	382,332
Daniel Tierney(3), Director	951,859	—	951,859
Scott Wertheimer, Chief Financial Officer	3,295	3,711	7,006

Total	2,383,049	113,027	2,496,076

(1)	Messrs. Kern and Morris were selected as directors by GA-GTCO pursuant to GETCO’s operating agreement. Messrs. Kern and Morris are employed by an entity affiliated with GA-GTCO. By virtue of such relationship, each of Messrs. Kern and Morris may be deemed to beneficially own the Class B units that are beneficially owned by GA-GTCO. Each of Messrs. Kern and Morris disclaims beneficial ownership of such Class B units and, therefore, such units have been excluded from the totals in the table above.
(2)	Mr. Schuler owns his units through a limited liability company, the members of which are trusts to which he and/or his immediate family members are the trustees and beneficiaries.
(3)	Mr. Tierney owns his units through a trust of which he is the sole beneficiary.

Class E units: Certain directors and executive officers hold outstanding GETCO Class E units. Class E units are profits interests, which have historically been granted out-of-the money. All of the GETCO Class E units are currently out-of-the money and, pursuant to GETCO’s operating agreement, will be cancelled for no consideration in connection with the closing of the mergers.

GETCO Incentive Units. Certain executive officers hold outstanding GETCO incentive units. Subject to such conditions as GETCO may agree, each GETCO incentive unit that is outstanding immediately prior to the completion of the mergers will be automatically converted into a number of phantom units in respect of a number of shares of KCG common stock (rounded to the nearest whole share of KCG common stock), based on the value of the consideration received in the GETCO merger by a holder of a GETCO Class B unit. As a result of the mergers, all unvested GETCO incentive units shall vest and upon the conversion to phantom units, shall remain subject to their terms. As of April 30, 2013, Mr. Dark held 86 unvested GETCO incentive units and Mr. Ross held 6 unvested GETCO incentive units.

Deferred Cash. Mr. Smith has outstanding awards under GETCO’s deferred cash program. The deferred cash program provides for the payment of cash on certain vesting dates, provided that the executive officer is still employed on the relevant vesting date. In connection with the mergers, outstanding deferred cash awards will become fully vested and will be paid out in full as soon as practicable following completion of the mergers. As of April 30, 2013, Mr. Smith had a balance of approximately $118,000 in deferred cash.

Retention Pool. Under the terms of the merger agreement, Knight and GETCO will establish a retention program with a retention pool of not less than $10.0 million in the aggregate to be allocated to employees of Knight and GETCO based on the mutual agreement of the Chief Executive Officer of Knight and the Chief Executive Officer of GETCO. As of April 30, 2013, no retention awards have been granted to executive officers of GETCO.

Golden Parachute Compensation of Certain GETCO Executives

The table below sets forth an estimate of the approximate values of the golden parachute compensation that may become payable to certain executive officers of GETCO in connection with the mergers, as described in more detail under “Interests of Certain of GETCO’s Directors and Executive Officers in the Mergers.” The footnotes to the table below distinguish between the benefits available in connection with the mergers without a termination, which we refer to as single trigger benefits, and the benefits payable upon a termination in connection with the mergers, which we refer to as double trigger benefits. In accordance with SEC rules, the table assumes the closing of the mergers occurs on April 30, 2013, and the employment of these executives is terminated without cause immediately following the closing of the mergers on April 30, 2013. If the mergers were to close, and the associated terminations of employment were to occur, on a date other than April 30, 2013, certain amounts paid to these executives may be higher or lower than the amounts shown in the table. The information below is based on a value of $10.47 per share of KCG common stock (the average closing market price of Knight common stock over the first five business days following the public announcement of the transaction on December 19, 2012 multiplied by three), a value of $2.95 per warrant (the value of the warrants as calculated using the Black-Scholes method and a $10.47 price per share of KCG common stock), the conversion of the GETCO Class B units into shares of KCG common stock and warrants to acquire shares of KCG common stock based on the applicable GETCO ratios described in more detail under “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ], the cancellation for no consideration of the GETCO Class E units and the vesting of the GETCO incentive units, which will then be converted into a number of phantom units in respect of a number of shares of KCG common stock (rounded to the nearest whole share of KCG common stock), based on the value of the consideration received in the GETCO merger by a holder of a GETCO Class B unit. Because GETCO is not currently a reporting company under the Exchange Act, it is not required to include a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to GETCO’s named executive officers in connection with the mergers.

GOLDEN PARACHUTE COMPENSATION

Name*	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)	Total ($)
Daniel Coleman	3,426,116	1,753,947	—	22,813	—	—	5,202,876
Scott Wertheimer	427,000	208,620	—	22,813	—	—	658,433
Robert Smith	685,797	367,819	118,000	22,813	—	—	1,194,429
Jonathan Ross	578,125	294,846	436	13,968	—	—	887,375
Darren Mast	580,000	322,928	—	6,138	—	—	909,066

*	Mr. Schuler has been excluded from the Golden Parachute Compensation table even though he served in the capacity of principal executive officer of GETCO until Mr. Coleman’s appointment as Chief Executive Officer in February 2012 because, although he is on GETCO’s board of directors, GETCO does not have the right to require Mr. Schuler to refrain from competing with GETCO by paying him non-compete payments following a termination of employment, all of his Class B units are vested and he will therefore not receive any compensation in connection with the completion of the mergers. Mr. Ed Grieb has been excluded from the Golden Parachute Compensation table even though he served as the co-Chief Financial Officer of GETCO for a portion of 2012, because he is no longer an employee of GETCO and he will therefore not receive any compensation in connection with the completion of the mergers.
(1)	GETCO has the right to require each executive to refrain from competing with GETCO for up to twelve months after any termination of employment, by paying the executive monthly non-compete payments during such period (double trigger). Although GETCO has no obligation to enforce the non-compete provision and make non-compete payments, the table assumes that GETCO would exercise this right for the maximum period of twelve months from the date of termination and that each executive complies with such non- competition provision. The amounts disclosed in this column represent each executive receiving twelve monthly non-compete payments (with each non-compete payment equal to the sum of the named executive officer’s monthly salary as of April 30, 2013, plus the executive’s monthly bonus (with the monthly bonus equal to one-twelfth of 75% of the sum of the cash bonuses paid to the executive during the immediately preceding performance bonus periods that add up to a twelve-month period) and Mr. Coleman’s non-compete payment equal to one-twelfth of 75% of the cash compensation he received in the prior twelve-month period). The amount for Mr. Coleman also includes twelve months of base salary and a pro-rata bonus, which he is entitled to receive under his current employment agreement with GETCO upon termination without cause, subject to his execution of a release (double trigger). It is anticipated that such employment agreement will not be assumed by KCG. GETCO has no formal severance policy or practice, although it has in the past paid severance as consideration for the execution of a release and for other reasons. No such severance amounts are reflected in this column because such payments, if any, are determined on a case-by-case basis and vary depending on the nature of the termination and other factors.
(2)	In connection with the mergers, any Class B units (whether vested or unvested) will be converted into the right to receive a certain number of shares of KCG common stock and warrants to acquire shares of common stock of KCG, based on the applicable GETCO ratios. Currently, the Class B units are subject to a repurchase right in favor of GETCO upon a termination. The amount payable upon a repurchase is dependent on whether the Class B units are then vested or unvested. Upon the conversion to KCG common stock and warrants, the stock will be freely tradable and will no longer be subject to repurchase on termination. As a result of the mergers, all unvested Class B units shall vest (single trigger). The amounts disclosed in this column represent the difference between (a) the value of the unvested Class B units held by each named executive officer, as converted into shares of KCG common stock and warrants to acquire shares of common stock of KCG based on the applicable GETCO ratios and a value of $10.47 per share of KCG common stock and $2.95 per warrant, minus (b) the value of the repurchase price for the unvested Class B units held by each named executive officer, as it would be calculated immediately before the completion of the mergers and the vesting of the Class B units. For purposes of calculating the amounts in both (a) and (b), the completion of the mergers is assumed to take place on April 30, 2013.

(3)	Upon completion of the mergers, outstanding deferred cash awards will become fully vested and will be paid out in full as soon as practicable (single trigger). The amount disclosed for Mr. Smith in this column represents his deferred cash balance as of April 30, 2013. Upon completion of the mergers, each unvested GETCO incentive unit will vest (single trigger) and all GETCO incentive units will be automatically converted into a number of phantom units in respect of a number of shares of KCG common stock (rounded to the nearest whole share of KCG common stock), based on the value of the consideration received in the GETCO merger by a holder of a GETCO Class B unit. The amounts disclosed in this column for Mr. Ross represents the value of the six unvested GETCO incentive units held by him as of April 30, 2013, as converted into phantom units in respect of a number of shares of KCG common stock, based on the value of the shares of KCG common stock and warrants to acquire shares of common stock of KCG to be received by a holder of a GETCO Class B unit, based on the applicable GETCO ratios and a value of $10.47 per share of KCG common stock and $2.95 per warrant.
(4)	GETCO historically paid, on behalf of executives to whom it makes non-compete payments, who comply with the non-compete provision and who elect COBRA coverage, such executive’s monthly COBRA premium for the same period during which it makes non-compete payments (double trigger). Although GETCO has no obligation to make such COBRA premium payments or enforce the non-compete provision, the table assumes that GETCO would pay on behalf of each executive his COBRA premiums for twelve months following termination.

Interests of Jefferies in the Mergers

When considering the recommendation of the board of directors of GETCO with respect to the mergers, you should be aware that Jefferies may have interests in the mergers that are different from, or in addition to, those of GETCO unitholders and Knight stockholders generally. The board of directors of GETCO was aware of these interests during its deliberations on the mergers and in deciding to recommend that the GETCO voting unitholders vote for the approval of the merger agreement and the mergers at the GETCO special meeting.

Jefferies is currently the largest beneficial owner of Knight stock. As of May 1, 2013, Jefferies beneficially owned 81,262,363 shares, or approximately 23%, of Knight common stock. In connection with the execution of the merger agreement, Jefferies and GETCO entered into an agreement whereby Jefferies agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration payable in the Knight merger would otherwise exceed approximately $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total merger consideration in cash, while limiting the total cash consideration to be paid by KCG in the Knight merger to not more than $720.0 million in the aggregate. The actual amount of KCG common stock owned by Jefferies will depend on the results of the cash / stock election and could be as low as 0% if Jefferies were the only Knight holder to elect cash and as high as 24.0% if Jefferies elected no cash and all other Knight holders elected the maximum amount of cash. For example, in the minimum case, which assumes that no existing Knight stockholders will elect to receive cash consideration for their shares of Knight common stock, Jefferies is expected to beneficially own approximately 14.5% of the shares of KCG common stock outstanding after the completion of the mergers. In the maximum case, which assumes that each holder of Knight common stock eligible for election in the mergers properly elects to receive cash consideration for 66.7% of his, her or its shares of Knight common stock (and Jefferies is required to waive its right to receive cash consideration with respect to a portion of its shares), Jefferies is expected to beneficially own approximately 11.0% of the shares of KCG common stock outstanding after the completion of the mergers.

Jefferies is also acting as financial advisor to GETCO in connection with the mergers, for which services GETCO has agreed to pay Jefferies an aggregate fee of $14.0 million, $3.0 million of which became payable upon execution of the merger agreement with the balance payable only upon completion of a transaction with Knight. GETCO also has agreed to reimburse Jefferies for certain of its fees and expenses, including fees and expenses of its counsel, and to indemnify Jefferies against certain liabilities, including liabilities under federal securities law, arising out of or in connection with the services rendered by Jefferies. In connection with the signing of the merger agreement, GETCO agreed to increase the total fee payable to Jefferies from $11.0 million to $14.0 million based on Jefferies willingness to waive its right to receive cash for certain of its Knight shares (which enabled GETCO to deliver a greater portion of the overall consideration to Knight stockholders in cash while limiting the total cash consideration to not more than $720.0 million) and in recognition of the extended length of the transaction process and increased size and complexity of the mergers compared to as originally contemplated. The increased fee will be payable to Jefferies upon closing of the mergers even if Jefferies is not actually required to waive any rights to receive cash consideration.

Jefferies Finance, an affiliate of Jefferies, has, pursuant to the commitment letter, committed to provide first lien credit facilities in an aggregate principal amount of $470.0 million and a second lien bridge loan facility in an aggregate principal amount of up to $550.0 million in connection with the mergers. If KCG borrows the full amount of the available commitments under the first lien credit facilities and the second lien bridge loan facilities, Jefferies would receive fees of approximately $27.1 million.

Board of Directors and Executive Officers of KCG

Board of Directors

Upon completion of the mergers, the KCG board of directors will be comprised of nine directors and will include (i) four persons selected by the board of directors of Knight prior to the completion of the mergers who were members of the board of directors of Knight on the date of the merger agreement and (ii) Daniel Tierney (a founder and current director of GETCO), Stephen Schuler (a founder and current director of GETCO), two persons selected by GA-GTCO immediately prior to the completion of the mergers and Daniel Coleman (the Chief Executive Officer and a current director of GETCO). The Knight directors will include Thomas M. Joyce, currently the Chief Executive Officer and a current director of Knight and three other directors to be selected by Knight immediately prior to the closing of the mergers. The identity of the Knight directors (other than Mr. Joyce), and the identity of the two directors to be selected by GA-GTCO, is not known at this time. At least three of the Knight directors and at least two of the GETCO directors will satisfy the independence requirements of the NYSE and the KCG amended and restated certificate of incorporation and amended and restated bylaws. As provided for in the KCG amended and restated bylaws, the board of directors will form a Knight director committee, comprised of the Knight directors, and a GETCO director committee, comprised of the GETCO directors. The board of directors of KCG will not be classified and directors will serve one-year terms in accordance with KCG’s amended and restated bylaws. During the three-year period following the effective time, the Knight director committee will, in consultation with the GETCO director committee, have the authority to (i) nominate the directors for election to fill each seat previously held by a Knight director and (ii) fill any vacancies created by the cessation of service of a Knight director. During the same three-year period following the effective time, the GETCO director committee will, in consultation with the Knight director committee, have the authority to (i) nominate the directors for election to fill each seat previously held by a GETCO director and (ii) fill any vacancies created by the cessation of service of a GETCO director. On the three-year anniversary of the effective time, the Knight director committee and the GETCO director committee will automatically be disbanded.

The biographies for the GETCO directors known as of the date hereof are as follows:

Daniel Coleman (48), currently director and Chief Executive Officer of GETCO, has been the Chief Executive Officer of GETCO since February 2012 and also serves as a director on GETCO’s board of directors. Mr. Coleman has more than 25 years of experience in the trading and financial services industry. Prior to becoming Chief Executive Officer, Mr. Coleman was the Global Head of Equities and Global Head of Client Services at GETCO for two years. Mr. Coleman spent 24 years with UBS and its predecessor firms, where he served as Global Head of Equities and was a member of the Investment Bank’s Executive Committee and the Group Managing Board, before joining GETCO. Mr. Coleman also served on the boards of NASDAQ, the

Options Clearing Corporation and the Boston Options Exchange. He holds a B.A. from Yale University and an M.B.A. from the University of Chicago. Mr. Coleman’s qualifications to serve on the board of directors include his significant experience in the financial services industry, senior leadership roles in global organizations, including as Chief Executive Officer of GETCO and Global Head of Equities at UBS, and his experience as a director of multiple exchanges.

Stephen Schuler (50), currently director and one of the founders and managers of GETCO, has been a member of GETCO’s board of directors since the board’s formation in 2007 and has served as chairman of the board since February 2012. Mr. Schuler has more than 30 years of experience in trading and is a well-recognized leader in the financial industry. Prior to founding GETCO, Mr. Schuler spent 18 years on the floor of the Chicago Mercantile Exchange and became a member in 1984. He then served as the head of Schuler Group, a brokerage firm focused on floor execution services, broker-assisted trading and electronic trading systems. Mr. Schuler is also one of the founders of the Good Heart, Work Smart Foundation, which contributes to charities such as the Special Olympics. Mr. Schuler’s qualifications to serve on the board of directors include his significant experience and reputation in the financial services industry, his senior leadership roles and his experience as a founder and manager of a global financial services firm.

Daniel Tierney (42), currently director and one of the founders and managers of GETCO, has served as a member of GETCO’s board of directors since the board’s formation in 2007. Prior to founding GETCO, Mr. Tierney was a member of the Chicago Board of Options Exchange and traded with WST Trading and Third Millennium Trading. From 1993 through 1996, he worked with Ceres Trading, where he developed computerized trading strategies and traded equities, index futures and equity/index options. Mr. Tierney holds a B.A. in economics and finance from Bentley College.

Mr. Tierney’s qualifications to serve on the board of directors include his senior leadership roles, his experience as a founder and manager of a global financial services firm and his significant knowledge and understanding of matters related to financial markets generally, and, in particular, electronic trading.

The biography of Mr. Joyce, who is the only Knight director known as of the date hereof, is as follows:

Thomas M. Joyce (58), currently Chairman of the Board and Chief Executive Officer of Knight, has more than 30 years of experience in the securities industry. Mr. Joyce has been Chairman of the Board of Knight since December 2004 and has served as a Director since October 2002. He has been Chief Executive Officer of Knight since May 2002. From December 2001 to May 2002, Mr. Joyce was the Global Head of Trading at Sanford C. Bernstein & Co. Prior to that, Mr. Joyce held a variety of leadership roles in the global institutional equity business during his 15 years at Merrill Lynch & Co., where his last position was Head of Global Equity eCommerce from 1999 through 2001. Mr. Joyce is currently a member of the board of directors of the Securities Industry and Financial Markets Association and is a former member of the board of directors of NASDAQ. In addition, he currently serves on the board of directors of Special Olympics Connecticut, Inc., The Alfred E. Smith Memorial Foundation Inc. and the Ronald McDonald House New York. Mr. Joyce received his A.B. in Economics from Harvard College in 1977. Mr. Joyce’s qualifications to serve on the board of directors include his significant experience in the securities industry; senior leadership roles in global organizations, including as Chief Executive Officer of Knight; and his detailed knowledge of, and unique perspective and insight regarding, the strategic and operational opportunities and challenges facing KCG and its businesses.

Knight and GETCO currently expect to designate the additional KCG directors shortly prior to the consummation of the mergers.

Compensation of KCG Directors

In 2012, no compensation was paid to the current directors of KCG in their capacity as members of the board. It is anticipated that directors of KCG after the mergers who are not employees of KCG or any affiliated companies will receive an annual fee for services on the KCG board of directors that is currently expected to be consistent with the compensation for members of the Knight board of directors prior to the mergers. All members of the KCG board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of the board.

Committees of the KCG Board of Directors After the Merger

In addition to the Knight directors committee and the GETCO directors committee (each described above), the board of directors of KCG will establish four standing committees: (1) Finance and Audit, (2) Compensation, (3) Nominating and Corporate Governance and (4) Risk. These committees will operate pursuant to written charters adopted by the KCG board of directors and members of each committee will meet the independence and other legal and regulatory criteria necessary to serve on that committee as set forth in such committee’s charter. After the effective time, the KCG board of directors may consider establishing additional committees.

Compensation Committee Interlocks and Insider Participation

The directors who will serve on KCG’s compensation committee after completion of the mergers have not yet been identified. Knight and GETCO anticipate that none of the members of KCG’s compensation committee will have any relationships that would create a compensation committee interlock as defined under applicable SEC regulation.

Executive Officers

Following the completion of the mergers, Daniel Coleman, currently the Chief Executive Officer of GETCO, will serve as Chief Executive Officer of KCG, Thomas M. Joyce, currently the Chief Executive Office of Knight, will serve as Executive Chairman of the board of directors of KCG, and Steven Bisgay, currently the Executive Vice President, Chief Operating Officer and Chief Financial Officer of Knight, will serve as Chief Financial Officer of KCG, in each case until their successors have been duly elected or appointed and qualified. In addition, it is expected that the following persons will become executive officers of KCG following the closing of the mergers and will assume the positions indicated below:

•	Jerry Dark—Chief Human Resources Officer

•	John DiBacco—Global Head of Equities Trading

•	Albert Maasland—Head of Global Execution Services and Platforms

•	Darren Mast—Chief Operating Officer; Interim Head of Fixed Income, Currencies & Commodities

•	John McCarthy—General Counsel

•	Farid Moslehi—Head of Asia

•	Nick Ogurtsov—Chief Risk Officer

•	Jonathan Ross—Chief Technology Officer

•	Robert Smith—Head of Europe

•	George Sohos—Global Head of Client Market Making

From time to time prior to the closing of the mergers, decisions may be made with respect to the management and operations of KCG following the completion of the mergers, including the selection of additional executive officers of KCG.

The biographies of the expected executive officers of KCG (other than Mr. Coleman) are as follows:

Steven Bisgay (45), currently Executive Vice President, Chief Operating Officer and Chief Financial Officer of Knight, has more than 20 years of experience in the securities and financial services industries. Mr. Bisgay has been Chief Financial Officer of Knight since August 2007. Prior to his appointment, Mr. Bisgay was the Managing Director, Business Development for Knight. Previously, Mr. Bisgay was the Group Controller and the Director of Internal Audit for Knight. Mr. Bisgay is a certified public accountant and was a Senior Manager in the Financial Services Industry Practice at the accounting firm of PricewaterhouseCoopers LLP from 1989 to 2001. Mr. Bisgay served on the Board of Managers of Direct Edge Holdings LLC from July 2007 to December 2008, and currently serves as a member of the Finance and Audit Committee of the Board of Managers of Direct Edge Holdings LLC. Mr. Bisgay received a bachelor of science in accounting from Binghamton University and an M.B.A from Columbia University.

Jerry Dark (60), currently Chief Human Resources Officer of GETCO, has more than 35 years of experience in human resources. Mr. Dark has been Chief Human Resources Officer of GETCO since 2011 and has served on the firm’s Senior Leadership Team. Prior to joining GETCO, Mr. Dark served as co-head of global human resources for Cisco Systems, Inc., leading a team that supported a global workforce of more than 70,000 professionals. Before Cisco, Mr. Dark served as a general manager for Microsoft Corporation, where he was responsible for the integration of Microsoft’s largest acquisition. Mr. Dark was also previously Managing Director for Quellos Group LLC for three years, Chief Human Resources Officer at E*TRADE Financial for two years and held a human resources position with Bowker Consulting International. Mr. Dark holds a B.A. and M.B.A. from the University of Missouri-Kansas City and completed graduate course work at Boston College.

John DiBacco (37), currently Global Head of Equities Trading of GETCO, has a wide range of experience in leadership and the financial markets. Mr. DiBacco oversees trading, operations and development of GETCO’s U.S. equities business and leads the options, global arbitrage and equity mid-frequency trading teams. Prior to joining GETCO, Mr. DiBacco spent 14 years at UBS, where he had a series of responsibilities including U.S. ETF Trading, U.S. Program Trading, U.S. Derivatives Trading, Global Electronic Volatility Trading, and the Prime Brokerage Swaps and Securities Lending business, and where he was a Managing Director and Head of Trading for Global Synthetic Equity. Mr. DiBacco holds a B.S. in mechanical engineering from the Massachusetts Institute of Technology.

Albert Maasland (53), currently Senior Managing Director and Head of International at Knight, has more than 25 years’ experience in the global capital markets. Mr. Maasland is currently responsible for overseeing Knight’s European and Asian operations. Mr. Maasland joined Knight in May of 2012 from Saxo Capital Markets, where he served as Chairman of U.K. and South Africa with responsibility for strategic growth initiatives in the U.K., Sub-Saharan Africa, India and Canada. Prior to that, he was Global Head of Business Development for Standard Chartered Bank, where he led the strategy for expanding the bank’s footprint through e-commerce across Asia, the Middle East and Africa. Mr. Maasland has more than 25 years’ experience in the global capital markets, including earlier positions at Cognotec, Deutsche Bank, HSBC and Chase Manhattan Bank. In addition, he serves on the Board of Governors at the Universal Business School of Mumbai, India. Mr. Maasland has a bachelor of arts in commerce and economics from the University of Toronto in Ontario, Canada.

Darren Mast (46), currently Chief Operating Officer and Interim Head of Fixed Income, Currencies & Commodities of GETCO, has served in a variety of leadership roles at GETCO, including Chief of Staff and Chief Financial Officer. Mr. Mast began his career as an auditor with Deloitte & Touche in 1988 and then joined RR Donnelly and Sons, where he spent 15 years in accounting, finance and strategy roles. Mr. Mast is a certified public accountant. He holds a B.S. in accountancy from Northern Illinois University and an M.B.A. from the University of Chicago.

John McCarthy (49), currently General Counsel of GETCO, joined GETCO in 2006. Beginning in 1992, Mr. McCarthy served as associate director at the Securities and Exchange Commission, where he led the Office of Compliance Inspections and Examinations in Market Oversight unit, which was responsible for regulatory oversight of trading on stock and options exchanges. Prior to his position with the SEC, Mr. McCarthy clerked for the United States Attorneys’ office and the Court of Special Appeals of Maryland. Mr. McCarthy holds a B.S. in engineering and an A.B. in Economics from the University of Michigan, an M.Sc. in finance from the London School of Economics and a J.D. with honors from the University of Maryland. He is a member of the bar in Maryland, Illinois and the District of Columbia.

Farid Moslehi (54), currently Managing Director, Head of Asia for GETCO, was named Head of Asia in July 2012 after serving as GETCO’s Chief Risk Officer. Since joining GETCO in 2005, Mr. Moslehi has served in a number of positions including Chief Risk Officer, team leader for the Data Services team, trader in equities, ETF’s and FX products and team leader for the Risk team. Prior to joining GETCO, Mr. Moslehi was an independent trader for six years, and before that, was a fixed income derivatives trader with Bank One and First Chicago. Prior to becoming a professional trader, Mr. Moslehi held positions in technology, quantitative research and risk management at Lehman Brothers, CIBC and First Chicago. Before his career in finance, Mr. Moslehi was on the faculty of the University of Connecticut’s Health Sciences Center. Mr. Moslehi holds a B.S. and M.S. in aerospace engineering and a Ph.D. in mechanical engineering from the University of Oklahoma.

Nick Ogurtsov (35), currently Chief Risk Officer of GETCO, has more than 16 years of experience in leadership and financial markets. Prior to joining GETCO in 2012, Mr. Ogurtsov was Chairman of the Asia-Pacific Cash Equities Operating Committee, Member of the Cash Equities Managing Board and Managing Director and Global Head of the EMM Group, the high-frequency electronic trading group, at UBS. Mr. Ogurtsov built and managed the EMM Group’s global team in New York, London and Tokyo, and also helped rebuild UBS’s trading technology in the Asia-Pacific region. Mr. Ogurtsov holds a B.S. in physics and computer science from Beloit College and a master’s degree in computer science from the University of Arizona.

Jonathan Ross (44), currently Chief Technology Officer of GETCO, has more than 13 years of experience in financial technology and leadership. Mr. Ross joined GETCO in 2007. Prior to becoming Chief Technology Officer, he was head of GES in Europe, where he led the creation of GES’s European operations in 2010. Mr. Ross is a member of the European Securities and Markets Authority’s Secondary Markets Standing Committee Consultative Group. Prior to joining GETCO, Mr. Ross served as Chief Technology Officer of Inet ATS, Inc., which was acquired by the NASDAQ Stock Market in 2005, and where he was later appointed Chief Technology Officer. Mr. Ross’s previous software and technology experience includes the development of Island ECN MarketXT’s ECN offering, writing video games for Microsoft’s operations systems division, Maxis, Inc. and developing inertial guidance sensors for military applications at Systron Donner.

Robert Smith (47), currently Managing Director of GETCO Europe and head of the GETCO’s London office, has an extensive background in trading and technology. Prior to his current role in Europe, Mr. Smith served as the Managing Director of GETCO Asia beginning in 2007 and, from 2001 to 2007, he was GETCO’s Chief Technology Officer. Before joining GETCO, Mr. Smith was a senior quantitative research associate for Springfield & Company, a global fixed-income trading firm. He has also held technology and management positions with New Bond Trading, Reuters America, Computer Sciences Corporation and Microcom. Mr. Smith holds a B.A. in computer systems engineering from the University of Massachusetts and an M.S. in finance from Suffolk University.

George Sohos (46), currently Senior Managing Director, Head of Market Making of Knight, oversees Knight’s global market making activities. Mr. Sohos has been Head of Market Making since March 2011. Prior to his appointment, Mr. Sohos had been a member of the senior management team for Knight’s electronic trading group since 2005, where his primary responsibilities involved the U.S. and European client trading strategies. Mr. Sohos has worked at Knight since 2000. Prior to joining Knight, Mr. Sohos worked as a software engineer at IBM Corporation and as a senior scientist at Enviro Engineering. Mr. Sohos received a B.S. in Mathematics from Panepistimion Patron in Greece in 1988 and a Ph.D. in Applied Mathematics from the University of Arizona in 1994.

The amended and restated KCG bylaws, which will be effective at the closing of the mergers, provide that in the first three years following the closing of the mergers, any removal of, or failure to reelect (if such person is willing to serve) either Daniel Coleman as President and Chief Executive Officer or Thomas Joyce as Executive Chairman of the board of directors of KCG, any amendment or modification of or termination of any employment or similar agreement with Mr. Coleman or Mr. Joyce in effect as of the closing of the mergers, or any modification to any of their respective duties, authority or reporting relationships as set forth in the amended and restated bylaws, will require the affirmative vote of KCG directors representing at least 75% of the entire board. In the event that during these three years either Mr. Coleman or Mr. Joyce is unable or unwilling to continue in such office, the vacancy created thereby shall be filled only by the affirmative vote of directors representing at least two-thirds of the entire board of directors of KCG.

Additionally, in the first three years following the closing of the mergers, the affirmative vote of at least 75% of the entire board of directors will be required in order for the board of directors to modify, amend or repeal Article V of the KCG bylaws, which contains governance arrangements (including certain of the provisions described above), or to adopt any bylaw provision inconsistent with such Article V.

Compensation of KCG’s Named Executive Officers

As a newly formed company with no operations, KCG currently has no employees and, accordingly, has not paid any executive compensation or adopted any executive compensation programs. KCG is in the process of adopting and will continue to develop compensation programs and anticipates that each of the individuals who KCG expects will be a named executive officer will be covered by these programs following the mergers. A more detailed description of KCG’s anticipated executive compensation program can be found below under the heading “—Compensation Discussion and Analysis.”

Compensation Discussion and Analysis

Introduction

The following is a discussion of the executive compensation program that KCG expects to put in place following the closing of the mergers. Certain aspects of the program may be implemented either prior to or in connection with the mergers; however, other aspects of KCG’s compensation program will not be finalized until after closing of the mergers and will be subject to review and approval of KCG’s compensation committee.

Compensation Philosophy and Objectives

GETCO and Knight have been working to establish KCG’s compensation philosophy, objectives and procedures for compensation related to the period following the mergers. GETCO and Knight believe KCG’s compensation programs should support its business strategies and provide balanced incentives for achieving short-term and long-term business goals and objectives. GETCO and Knight intend to design compensation packages that align the long-term economic interests of KCG’s executive officers with its stockholders’ interests.

Compensation Practices

GETCO and Knight anticipate that KCG’s compensation committee will determine each named executive officer’s compensation package on an annual basis and at times of promotions or other changes in responsibilities. GETCO and Knight expect that KCG’s compensation committee will review market data, such as pay data from proxy statements and other sources, as a reference point for evaluating the relative competitiveness of the compensation packages offered to our named executive officers.

In making compensation decisions for KCG’s named executive officers, GETCO and Knight expect that KCG’s compensation committee will consider each element of each named executive officer’s compensation package and the total compensation that such named executive officer may be entitled to receive. Multiple factors may be considered in determining the amount of total compensation to award the named executive officers each year. These factors may include:

•	the value of any equity-based awards that are granted;

•	internal pay equity considerations; and

•	the relative competitiveness of our compensation packages to the market generally.

GETCO and Knight expect the compensation committee’s goal will be to award compensation that will be reasonable when all elements of potential compensation are considered, while still affording KCG the ability to attract, retain and motivate our named executive officers.

Compensation Components

KCG’s executive officer compensation program will consist of three key elements: base salary, annual incentive compensation, including cash and deferred incentive compensation, and long-term equity-based awards. Base salaries are intended to compete for and retain quality executives and to compensate the NEOs for their day-to-day services to KCG. Annual incentive compensation will be designed to motivate the executive officers to achieve shorter-term company-wide and individual performance goals. Long-term equity-based awards will encourage the achievement of longer-term performance goals and create an ownership culture focused on long-term value creation for our stockholders. KCG also plans to provide executives and employees with access to retirement and health and welfare programs, on the same terms and conditions as those made to salaried employees generally. Basic health, life insurance, disability benefits and similar programs will give KCG’s executive officers and employees access to healthcare and income protection for themselves and their family members.

Retention and Employment Agreements

In connection with the execution of the merger agreement, Knight entered into a letter agreement with Mr. Joyce to amend Mr. Joyce’s employment letter agreement with Knight, dated as of March 31, 2009. The amendment provides for the extension of the term of the employment letter agreement to expire on the earlier of (1) the closing of the mergers and (2) December 31, 2014 on its existing terms; provided, however, that upon the closing of the mergers, Mr. Joyce will be entitled to a lump sum cash retention payment of $7.5 million in lieu of his right to receive the severance payments and benefits set forth in his employment letter agreement. Upon the closing of the mergers, the employment letter agreement will, except for certain provisions of the employment letter agreement that specifically survive, immediately terminate.

GETCO and Knight anticipate that either GETCO will, prior to the closing of the mergers, or KCG will, in connection with or shortly following the closing of the mergers, enter into an employment agreement with Mr. Coleman to take into account his new role as the Chief Executive Officer of a publicly held company.

In connection with the execution of the merger agreement, Knight and GETCO agreed to mutually establish a retention program to be allocated to employees of Knight and employees of GETCO to motivate the future employees of KCG to work effectively toward the closing of the mergers and the combination of GETCO and Knight. GETCO and Knight anticipate that Knight and GETCO employees, including KCG’s named executive officers, will receive retention awards under this retention program.

Equity Plans

The merger agreement contemplates that KCG will adopt an equity incentive plan, which we refer to as the KCG Equity Plan, that will permit the grant of equity-based awards covering 5.0% of the combined company immediately following the closing of the mergers, plus additional availability that is intended to permit equity-based awards to be made in the ordinary course over the two-year period following the closing of the mergers. Although GETCO and Knight are still developing KCG’s approach to long-term incentive compensation, it is intended for the KCG Equity Plan, once adopted, to allow for the granting of restricted shares, restricted stock units, options and other equity-based awards. After the mergers, we intend to use the Knight Amended and Restated 2010 Equity Incentive Plan, which we refer to as the Knight Equity Plan, which will be assumed by KCG prior to the mergers, in addition to the KCG Equity Plan after it is adopted and approved, to make equity-based awards over common stock of the combined company.

Relationship of Compensation Policies and Practices to Risk Management

GETCO and Knight are designing KCG’s compensation program to encourage its executive officers and employees to focus on our short-term and long-term performance and, therefore, should not reasonably be likely to have a material adverse effect on KCG. GETCO and Knight plan to design compensation policies and practices in a way to support a strong risk management culture.

Deductibility of Executive Compensation

Under Section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1.0 million paid to any of the named executive officers (other than the Chief Financial Officer); however, the statute exempts qualifying performance-based compensation from the deduction limit when specified requirements are met. In general, awards under the Knight Equity Plan have been structured to qualify for this exemption and it is intended that awards granted under the KCG Equity Plan, once adopted, will also qualify for this exemption.

Following the mergers, KCG’s compensation committee will continue to emphasize performance-based compensation for its named executive officers and will seek to minimize the impact of Section 162(m); however, the compensation committee may not necessarily limit executive compensation to the amount deductible under that Section 162(m) of the Code. In certain situations, the compensation committee may approve compensation that will not be deductible in order to ensure competitive levels of total compensation for the named executive officers or for other reasons.

Risk Management

KCG will utilize a sophisticated risk management framework, including multi-level limits, alerts and reporting. This is expected to consist of real-time monitoring of profitability at multiple levels of granularity and frequently tested fail-over capabilities. Risk management limits include market risk limits based on position and open order exposures, as well as scenario-based enterprise-wide capital and liquidity stress tests. Risk management will be further supported by redundant trade and position reconciliation systems and processes, which are in part made possible by self-clearing capabilities across most asset classes and markets. KCG’s culture, business strategy, and compensation policies are expected to be based on the principle that risk management and operational excellence are core and essential competencies rather than a “back-office” cost center.

The KCG board of directors will be responsible for setting the overall risk tolerance policy, whereas the Risk Committee of the board of directors, along with the Chief Risk Officer, which we refer to as the CRO, and the risk control organization reporting to the CRO will be responsible for defining and implementing detailed risk control procedures. These procedures will include clear policies of escalation to senior level executives or the Board of Directors, as required, in the event of risk limits approached, risk limits breached or in the event of other serious risk incidents

Liquidity and Capital Resources

KCG intends to maintain a strong capital base relative to its risk profile. Capital levels at subsidiaries will be based on the greater of regulatory capital requirements, other external capital requirements and internal capital requirements. KCG expects to hold contingency capital at the parent level to the extent practicable in order to maximize flexibility to downstream capital to subsidiaries.

Upon the closing of the mergers, assuming a full cash election, KCG’s capital structure is expected to consist of approximately $1.5 billion of stockholders’ equity, $305.0 million of second lien term loan notes maturing five years from the closing date of the senior secured second lien notes into escrow, and a first lien term loan facility in an aggregate principal amount of $535.0 million that requires periodic repayments culminating four years and six months from the closing date of the planned first lien credit facility. The final levels of debt financing may differ from the debt levels described above due to market conditions in connection with marketing of the debt financing, asset sales prior to the closing date of the mergers, cash proceeds of material tax refunds received prior to the closing date of the mergers and other factors. For more information on KCG’s expected capital structure, see “The Mergers—Financing Matters” beginning on page [    ].

KCG intends to maintain a highly liquid balance sheet with minimal to no Level 3 assets and will initially target a parent level liquidity pool of $425.0 million. Cash balances in all entities will be monitored on a daily basis and will generally be held in same day liquidity products. Balance sheet limits will be set for each business to ensure funding capacity and KCG will perform regular stress testing.

KCG expects to meet its short-term liquidity requirements generally through cash on hand, cash flow from operations and borrowings under its first lien revolving credit facility. KCG intends to maintain sources of liquidity in excess of its expected short-term liquidity needs, which will primarily arise from operating expenses, debt service, capital expenditures, margin deposits at exchanges and clearing organizations, and increases in trading inventory. In general, KCG expects to finance a substantial portion of its trading inventory with the proceeds of stock loan transactions, repurchase agreements and other secured borrowings, thereby limiting the amount of required liquidity. KCG intends to maintain a committed secured bank credit facility of $350.0 million for contingent funding.

KCG expects to meet its long-term liquidity requirements, which primarily include scheduled debt maturities, through cash flow from operations and the potential issuance and sale of debt securities. There can be no assurance that KCG will be able to meet its long-term liquidity requirements.

Listing of KCG Common Stock

It is a condition to the completion of the mergers that the shares of KCG common stock to be issued in the mergers (as well as the shares of KCG common stock issuable upon exercise of the warrants) have been authorized for listing on the NYSE, subject to official notice of issuance.

Following the mergers, the stockholders of Knight will become stockholders of KCG and their rights as stockholders will be governed by Delaware law and by KCG’s certificate of incorporation and bylaws. KCG will therefore be the successor registrant. See “Comparison of Stockholder and Unitholder Rights” beginning on page [    ].

Dividend/Distribution Policy

As of the date of the merger agreement, December 19, 2012, Knight and GETCO will not and will not permit any of their subsidiaries to, without the prior written consent of the other party, make any dividend payments or distributions, except for (i) dividends paid in the ordinary course of business by any direct or indirect wholly owned subsidiary to Knight or GETCO or any other direct or indirect wholly owned subsidiary of Knight or GETCO, (ii) in the case of Knight, regular cash dividends to holders of the Knight Series A-1 Preferred Stock and (iii) in the case of GETCO, any tax distributions required to be paid pursuant to GETCO’s operating agreement.

Knight has historically not paid dividends on its common stock.

Under its operating agreement, GETCO is required to make cash distributions to GETCO’s unitholders in an amount sufficient to cover federal, state and foreign taxes attributable to their allocated income. Additional discretionary distributions are permitted when approved by the GETCO board of directors. Any distributions in excess of 10.0% of GETCO’s annual after-tax net income require the consent of GA-GTCO. There is no guarantee that additional distributions will be made in any given year. Additional distributions, if paid, vary in amount from year to year.

KCG expects to continue Knight’s policy of not paying dividends on its common stock. KCG’s decision as to whether or not to pay dividends on its common stock in the future and, if so, in what amount, will be made by KCG’s board of directors and will depend on, among other factors, KCG’s cash requirements, financial condition, requirements to comply with the covenants under its debt instruments, earnings and legal considerations.

No dividends or other distributions with respect to KCG common stock will be paid to current Knight stockholders and GETCO unitholders unless and until they properly comply with the procedures for exchanging their Knight shares or GETCO units for shares of KCG. Only after a holder of certificate(s) representing shares of Knight common stock, GETCO units or GA-GTCO units has properly surrendered such certificate(s), will the holder be able to receive the merger consideration and KCG dividend payments having a record date after the mergers.

Appraisal Rights

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders or unitholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation or limited liability company pay the fair value for their shares or units as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders or unitholders in connection with the extraordinary transaction. Appraisal or dissenters rights are not available in all transactions.

Knight. Unless a corporation’s certificate of incorporation contains provisions to the contrary (and Knight’s restated certificate of incorporation does not), Section 262 of the DGCL provides that no appraisal rights are available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, was either listed on a national securities exchange or held of record by more than 2,000 holders. Section 262 of the DGCL provides certain exceptions to this rule, but none are applicable in the mergers. Knight’s common stock is listed on the NYSE. Consequently, Knight stockholders do not have appraisal rights in connection with the merger.

GETCO. The DLLCA, which governs GETCO, does not provide for statutory appraisal rights but allows a limited liability company to grant appraisal rights to its members pursuant to the limited liability company operating agreement or a plan of merger. GETCO’s operating agreement expressly disclaims appraisal rights and no such rights are provided for in the merger agreement. Therefore holders of GETCO units are not entitled to appraisal rights in connection with the GETCO merger.

Regulatory Matters

The approval of, among others, the following regulatory authorities must be obtained before the mergers can be completed:

•	FINRA;

•	the FSA; and

•	the NYSE Arca.

The following briefly summarizes the application requirements for obtaining each of these approvals.

FINRA. As members of FINRA, Knight Capital Americas LLC (a subsidiary of Knight) and GETCO Securities, LLC and GETCO Execution Services, LLC (subsidiaries of GETCO and registered broker-dealers) are required to file with FINRA applications for approval of their change in ownership resulting from the transaction. A joint application was filed with FINRA on January 24, 2013.

FSA. Knight Capital Europe Limited, a subsidiary of Knight, and GETCO Europe Limited and Automat Ltd. (subsidiaries of GETCO) conduct activities in the United Kingdom that are regulated by the FSA. Accordingly, the approval of the FSA must be obtained prior to closing. A joint application was submitted to the FSA requesting approval on February 7, 2013.

NYSE Arca. OCTEG, LLC, a subsidiary of GETCO, is a registered broker-dealer but is not a member of FINRA. OCTEG’s designated examination authority is NYSE Arca, which has a regulatory services agreement with FINRA that covers the approvals discussed herein. Accordingly, the change of control of OCTEG, LLC was covered in the application to FINRA discussed above and no additional approval is required.

In connection with the amendment and restatement of the original merger agreement on April 15, 2013, the approval of the Hong Kong SFC (with respect to GETCO Asia (Hong Kong) Limited) was eliminated as a condition to the completion of the mergers.

In addition, prior to completing the mergers, the applicable waiting period under the HSR Act must expire or terminate. On February 5, 2013, Knight and GETCO received early termination of the applicable waiting period under the HSR Act.

Each of Knight, GETCO and KCG is in the process of obtaining the remaining approvals required by applicable law or regulations for the completion of the mergers.

Litigation Proceedings Relating to the Mergers

Since the announcement of the mergers, several putative class action and/or derivative lawsuits have been filed by purported stockholders of Knight challenging the mergers. Two of the putative class action lawsuits were filed in the Delaware Court of Chancery on December 28, 2012, styled Dominique v. Joyce, et al., Case No. 8159-VCP and McMillan v. Joyce, et al., Case No. 8163-VCP, which we refer to as the Delaware actions. On January 31, 2013, the Delaware Court of Chancery ordered that the Delaware actions be consolidated for all purposes under the caption “In re Knight Capital Group Inc. Shareholder Litigation” and designated Case No. 8159 as the operative docket number (the “Delaware Consolidated Action”). Two of the putative class action lawsuits were filed in the Superior Court of New Jersey, Chancery Division—General Equity, Hudson County on December 31, 2012, styled Bryan v. Knight Capital Group, Inc., Case No. HUD-C-001-13 and Ward v. Knight Capital Group, Inc., Case No. HUD-C-003-13, which we refer to as the New Jersey actions. On March 22, 2013, the New Jersey court ordered that the New Jersey actions be consolidated for all purposes under the caption “In re Knight Capital Group Shareholder Litigation” and designated Case No. HUD-C-001-13 as the operative docket number. A putative class action and derivative lawsuit was filed in the Supreme Court of New York on

January 15, 2013, styled Rosenfeld v. Joyce et al., Index No. 650147/2013 (New York County), which we refer to as the New York action. All of the lawsuits name the ten members of the Knight board of directors, Knight, GETCO, and GA-GTCO as defendants. The New Jersey actions also name certain large stockholders of Knight, including Jefferies, Jefferies High Yield Trading, LLC, TD Ameritrade, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P., Blackstone Family Investment Partnership VI L.P., Stephens Investments Holdings LLC, Stifel Financial Corp., and GETCO Strategic Investments, LLC as defendants, and the New York action also names General Atlantic as a defendant.

The actions generally allege, among other things, that Knight’s directors breached their fiduciary duties by approving the mergers at an unfairly low price, by agreeing to certain provisions in the merger agreement and to certain voting agreements, which allegedly make it less likely that other bidders would make successful competing offers for Knight, and that certain of Knight’s directors have conflicts of interest in connection with the transaction including that they were appointed by an investor group that included GETCO. The New Jersey actions also allege that certain stockholders of Knight breached alleged fiduciary duties in connection with the Knight board’s approval of the merger. The New York action further alleges that certain Knight directors breached their fiduciary duties by seeking to enter into the proposed transaction to avoid potential liability relating to certain derivative claims discussed below. Various of the actions allege that Knight, GETCO, GA-GTCO and/or General Atlantic aided and abetted the Knight board of directors’ alleged breaches of fiduciary duty. The actions seek, among other relief, an injunction prohibiting consummation of the mergers, rescission of the mergers (to the extent the mergers have already been consummated), monetary relief and attorneys’ fees and costs.

The New York action also asserts derivative claims against nominal-defendant Knight and the seven Knight directors who were serving as of August 1, 2012, alleging, among other things, that those directors breached their fiduciary duties and wasted corporate assets by failing to erect and oversee effective safeguards to prevent against trading incidents, such as the one that occurred on August 1, 2012, for which Knight incurred a realized pre-tax loss of approximately $457.6 million. With respect to these derivative claims, the New York action seeks, among other things, an order requiring Knight directors who were serving as of August 1, 2012 to pay restitution and/or compensatory damages in favor of Knight and/or the class in connection with Knight’s trading issue on August 1, 2012.

On February 20, 2013, Knight moved to dismiss or, in the alternative, stay the New Jersey actions in deference to the first-filed Delaware actions. On March 1, 2013, plaintiff in the New Jersey actions filed an application seeking expedited discovery, a preliminary injunction, and leave to file an amended complaint. On March 28, 2013, however, the New Jersey court granted Knight’s motion and ordered that the New Jersey actions be stayed for all purposes in deference to the first-filed Delaware actions.

On March 14, 2013, the plaintiff in the New York action filed an amended complaint, which, in addition to the allegations in the intial complaint, contains allegations that the Knight board of directors breached its fiduciary duties by providing stockholders with allegedly deficient disclosures about the proposed transaction in KCG’s Preliminary Form S-4, filed with the SEC on February 13, 2013 (the “Preliminary Proxy”). On March 21, 2013 the plaintiff moved by order to show cause for expedited discovery in support of his claims. The New York court issued an order on March 25, 2013, setting a hearing on the plaintiffs’ motion for April 4, 2013. On March 28, 2013, the parties in the New York action reached an agreement with respect to the matters raised in the plaintiff’s motion for an order to show cause and other aspects of the action, and as a result, on March 29, 2013, the plaintiff withdrew his motion for expedited discovery. On April 9, 2013, the New York Court granted permission for the plaintiff to withdraw his motion.

On March 5, 2013, the co-lead plaintiffs in the Delaware Consolidated Action filed an amended complaint and motions for expedited discovery and a preliminary injunction. In addition to the allegations in the original complaint, the Delaware amended complaint contains allegations that the Knight board of directors breached its fiduciary duties by providing stockholders with allegedly deficient disclosures about the proposed transaction in KCG’s Preliminary Proxy. On March 28, 2013, the Delaware court entered a confidentiality order to govern the exchange of confidential discovery materials among the parties in the Delaware Consolidated Action. The Delaware court has scheduled a hearing on the plaintiff’s motion for a preliminary injunction on June 17, 2013.

Material U.S. Federal Income Tax Consequences of the Mergers

Subject to the limitations, assumptions and qualifications described herein, in the opinion of each of Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, this section describes the material U.S. federal income tax consequences of (i) the Knight merger to U.S. holders of Knight common stock that exchange their Knight common stock for KCG common stock, cash or a combination thereof and (ii) the GETCO merger to U.S. holders of GETCO units that exchange their GETCO units for shares of KCG common stock and warrants.

For purposes of this discussion, a U.S. holder is a beneficial owner of Knight common stock or GETCO units, as the case may be, that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or other arrangement treated as a partnership for U.S. federal income tax purposes) holds Knight common stock or GETCO units, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Knight common stock or GETCO units, you should consult your tax advisor.

This discussion addresses only those Knight stockholders and GETCO unitholders that hold their Knight common stock or GETCO units, respectively, as a capital asset within the meaning of Section 1221 of the Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Knight stockholders or GETCO unitholders in light of their individual circumstances or to Knight stockholders or GETCO unitholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Knight common stock or GETCO units as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•	stockholders that acquired their shares of Knight common stock or GETCO units through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not address the consequences of the mergers (including the GA-GTCO merger) to GA-GTCO or any holders of interests in GA-GTCO.

The following discussion is based on the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

Tax Treatment of the Mergers Generally. Subject to the limitations, assumptions and qualifications described herein, the mergers, taken together, will be treated as a transaction described in Section 351 of the Code and, therefore, as described in greater detail below and subject to the exceptions described below, no gain or loss will be recognized under U.S. federal income tax law in respect of the receipt of shares of KCG common stock. The obligation of Knight to complete the Knight merger is conditioned upon the receipt by Knight of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Knight, to the effect that the mergers will for U.S. federal income tax purposes be treated as a transaction described in Section 351 of the Code. The obligation of GETCO to complete the GETCO merger is conditioned upon the receipt by GETCO of an opinion from Sullivan & Cromwell LLP, counsel to GETCO, to the effect that the mergers will for U.S. federal income tax purposes be treated as a transaction described in Section 351 of the Code. The obligation of GA-GTCO to complete the GA-GTCO merger is conditioned upon the receipt by GA-GTCO of an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to GA-GTCO, to the effect that the GA-GTCO merger will for U.S. federal income tax purposes be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering these opinions, counsel may require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, KCG and the merger subsidiaries. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions. If any of the assumptions, representations, warranties or covenants upon which those opinions are based is inconsistent with the actual facts, the conclusions reached in the tax opinions could be jeopardized.

None of these opinions will be binding on the IRS or the courts. Knight and GETCO have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Knight stockholder and GETCO unitholder should consult its tax advisor with respect to the particular tax consequences of the mergers to such holder, including the consequences if the IRS successfully challenged the treatment of the mergers as a transaction described in Section 351 of the Code.

The parties to the merger agreement have agreed to treat the mergers in accordance with Revenue Ruling 84-111, 1984-2 CB 88 (Situation 3), and the following discussion assumes that such treatment will be respected.

Tax Consequences to U.S. Holders of Knight Common Stock

The U.S. federal income tax consequences of the Knight merger to U.S. holders of Knight common stock are as follows:

•

gain or loss will be recognized by those holders that receive solely cash in exchange for Knight common stock pursuant to the Knight merger equal to the difference between the amount of cash received by such holder and such holder’s adjusted basis in its shares of Knight common stock;

•

no gain or loss will be recognized by those holders receiving solely shares of KCG common stock in exchange for Knight common stock pursuant to the Knight merger (except with respect to any cash received instead of fractional share interests in KCG common stock, as discussed below);

•

gain (but not loss) will be recognized by those holders that receive shares of KCG common stock and cash in exchange for Knight common stock pursuant to the Knight merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the KCG common stock and the amount of cash received by a holder in exchange for its Knight common stock exceeds such holder’s adjusted basis in its shares of Knight common stock, and (2) the amount of cash received by such holder of Knight common stock (the treatment of any cash received instead of fractional share interests in KCG common stock is discussed below);

•

subject to the discussion of fractional shares below, the aggregate basis of the KCG common stock received in the Knight merger will be the same as the aggregate basis of the shares of Knight common stock for which it is exchanged, decreased by the amount of any cash received in the Knight merger (other than any cash received instead of fractional share interests in KCG common stock), and increased by the amount of gain, if any, recognized on the exchange (excluding any gain or loss recognized with respect to fractional share interests in KCG common stock for which cash is received); and

•	the holding period of KCG common stock received in exchange for Knight common stock generally will include the holding period of the shares of Knight common stock for which they are exchanged.

If holders of Knight common stock acquired different blocks of Knight common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of Knight common stock.

Gain that holders of Knight common stock recognize in connection with the Knight merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their shares of Knight common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Knight common stock is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to U.S. Holders of GETCO Units. Except as described below with regards to Section 357(c) of the Code, the U.S. federal income tax consequences of the GETCO merger to U.S. holders of GETCO units are as follows:

•

gain (but not loss) will be recognized by those holders that receive shares of KCG common stock and warrants in exchange for GETCO units pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the KCG common stock and warrants received by a holder in exchange for its GETCO units exceeds such holder’s adjusted basis in its GETCO units, and (2) the fair market value of the warrants received by such holder of GETCO units (the treatment of any cash received instead of fractional share interests in KCG common stock is discussed below);

•

subject to the discussion of fractional shares below, the aggregate basis of the KCG common stock received in the GETCO merger will be the same as the aggregate basis of the GETCO units for which it is exchanged, decreased by the fair market value of the warrants received in the GETCO merger, decreased by the amount of the partnership liabilities attributable to the units, and increased by the amount of gain recognized on the exchange (excluding any gain or loss recognized with respect to fractional share interests in KCG common stock for which cash is received);

•	the aggregate basis of the warrants received in the GETCO merger will be the fair market value of the warrants;

•	the holding period of KCG common stock received in exchange for GETCO units generally will include the holding period of the GETCO units for which they are exchanged; and

•

the holding period of the warrants received in exchange for GETCO units will commence on the receipt of such warrants and will not include the holding period of the GETCO units for which they are exchanged.

If holders of GETCO units acquired different blocks of GETCO units at different times or at different prices, any gain or loss will be determined separately with respect to each block of GETCO units.

Gain that holders of GETCO units recognize in connection with the GETCO merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their GETCO units for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of GETCO units is generally taxed at preferential rates. It is possible that a portion of the gain that GETCO unitholders recognize with respect to their units may be recharacterized as ordinary income to the extent that GETCO owns assets that constitute inventory or unrealized receivables pursuant to Section 751 of the Code.

Under Section 357(c) of the Code, if a corporation assumes liabilities of the transferor (or accepts property subject to liabilities) in a transaction described by Section 351 of the Code, the transferor must recognize gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. For this purpose, partnership liabilities allocable to the GETCO units that are exchanged by the GETCO unitholders will be treated as liabilities of the GETCO unitholders and assumed by KCG. Accordingly, a GETCO unitholder will recognize gain upon the exchange of GETCO units if and to the extent that (i) the aggregate amount of partnership liabilities attributable to the units exchanged by the GETCO unitholder exceeds (ii) the GETCO unitholder’s aggregate tax basis in the GETCO units exchanged. In general, because the partnership’s liabilities allocable to units are included in the basis of those units, a GETCO unitholder’s exchange of units will not cause the unitholder to recognize gain under Section 357(c) of the Code, unless the GETCO unitholder’s tax basis has been reduced by other factors, such as distributions to the GETCO unitholder in excess of its share of the partnership’s income. In the event that a GETCO unitholder recognizes gain under Section 357(c) of the Code, the gain will increase its basis in its KCG common stock.

Cash Received Instead of a Fractional Share of KCG Common Stock. A holder of Knight common stock or GETCO units that receives cash instead of a fractional share of KCG common stock will generally be treated as having received the fractional share pursuant to the mergers and then as having sold that fractional share of KCG common stock for cash. As a result, a holder of Knight common stock or GETCO units will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the mergers, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Reporting Requirements. U.S. holders of Knight common stock or GETCO units who receive KCG common stock and, upon consummation of the mergers, own KCG stock representing at least 5.0% of the total combined voting power or value of the total outstanding KCG common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of Knight common stock or GETCO units for KCG common stock in connection with the mergers containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Knight common stock or the GETCO units, as applicable, exchanged pursuant to the merger.

Backup Withholding and Information Reporting. Payments of cash to a holder of Knight common stock or GETCO units as part of the mergers may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to KCG and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

The mergers will be accounted for as a purchase by GETCO under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Knight will be recorded, as of completion of the mergers, at their respective fair values and added to the carrying value of GETCO. Any excess of purchase price over the fair value is recorded as goodwill. Any excess of fair value over the purchase price is recorded in earnings as a bargain purchase gain. The reported financial condition and results of operations of KCG after completion of the mergers will reflect Knight’s and GETCO’s balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of Knight. Following completion of the mergers, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Financing Matters

Existing Indebtedness of Knight and GETCO

Knight and GETCO estimate that the total amount of funds required to pay the cash portion of the merger consideration, refinance certain of Knight’s and GETCO’s existing long-term debt (as described below), and pay related fees and expenses, will be approximately $1.2 billion (assuming a full cash election payment of $720.0 million to Knight stockholders). Knight and GETCO expect to refinance the following outstanding long-term debt instruments in connection with the consummation of the mergers:

•

the Amended and Restated Credit Agreement, dated June 27, 2012, among Knight Execution & Clearing Services LLC, Knight Capital Americas, L.P., Knight, U.S. Bank N.A., Bank of America, N.A., Bank of Montreal and JPMorgan Chase Bank, N.A., as amended (no amounts outstanding as of May 1, 2013);

•

the 5.95% Senior Notes due October 15, 2018 of GETCO issued pursuant to that certain Note Purchase Agreement, dated October 25, 2011, to the extent permitted under such Note Purchase Agreement ($15.0 million of principal amount outstanding as of May 1, 2013); and

•	the 3.50% Cash Convertible Senior Subordinated Notes due 2015 of Knight, which we refer to as the Convertible Notes ($375.0 million of principal amount outstanding as of May 1, 2013).

KCG expects to make an offer to redeem the Convertible Notes following the closing of the mergers. On the closing date of the mergers, that portion of the debt financing needed to repurchase the Convertible Notes in full at maturity shall be deposited in a cash collateral account under the sole dominion and control of the collateral agent. It is currently expected that the mergers will be a “Fundamental Change” under the indenture pursuant to which the Convertible Notes were issued; however, because the determination of whether a Fundamental Change under the terms of the Convertible Notes has occurred will depend on the results of the cash/stock election by Knight stockholders, it will not be possible to confirm whether a Fundamental Change has occurred until the closing date of the mergers. If the mergers result in a Fundamental Change under the terms of the Convertible Notes, the holders of the Convertible Notes will, for a period of not less than 20 nor more 35 days after notice from Knight, have the right to cause Knight to repurchase the Convertible Notes at a price of 100% of the principal amount plus accrued and unpaid interest through the repurchase date. On the repurchase date, Knight expects to deposit the portion of the debt financing needed to repurchase the Convertible Notes in full at maturity in the cash collateral account with the trustee under the Convertible Notes, at which time the indenture related to the Convertible Notes shall be deemed satisfied and discharged and cease to be of further effect. If the mergers are not a Fundamental Change or less than all holders exercise repurchase rights after a Fundamental Change, the remaining proceeds set aside in the cash collateral account will be available to repurchase the Convertible Notes at or below par pursuant to a tender offer, open market purchases and/or at maturity upon terms and conditions to be mutually agreed upon by KCG and the collateral agent.

The only long-term debt instruments of subsidiaries of Knight or GETCO that KCG expects to remain outstanding following the consummation of the mergers are (1) the Credit Agreement, dated as of June 6, 2012, among OCTEG, the lenders from time to time party thereto, BMO Harris Bank N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Syndication Agent, which has a maturity date of June 6, 2015 and (2) capital lease obligations related to certain computer equipment, to which Global Colocation Services, LLC, a subsidiary of GETCO, is a party. As of May 1, 2013, there was $350.0 million of availability under the OCTEG facility and there were no amounts outstanding thereunder. As of March 31, 2013, the balance of the capital lease obligations was $19.2 million, a portion of which is short term debt.

Financing Plan

GETCO’s obligation to complete the mergers is not subject to a financing condition. GETCO expects the approximately $1.2 billion referenced above to be funded through a combination of cash on hand at Knight and GETCO, the contribution in cash of up to $55.0 million to GETCO by affiliates of General Atlantic, and the proceeds of the planned first lien credit facility and the offering of the senior secured second lien notes:

Planned Financing

On May 13, 2013, the Funding SPV launched an offering of senior secured second lien notes in an aggregate principal amount of $305.0 million. On May 21, 2013, Funding SPV entered into a purchase agreement with Jefferies LLC (as representative of the initial purchasers) for $305.0 million aggregate principal amount of 8.250% Senior Secured Notes due 2018. The offering is closing on June 5, 2013. On or prior to the closing of the offering of senior secured second lien notes, the Funding SPV will also enter into an escrow agreement, pursuant to which the Funding SPV will deposit the gross proceeds of the offering into an escrow account, and GETCO will deposit (or cause to be deposited) into the escrow account an amount of cash that, when taken together with the gross proceeds of the offering of the senior secured second lien notes deposited into the escrow account, will be sufficient to fund a special mandatory redemption at a redemption price equal to 100% of the principal amount thereof of the notes, plus accrued and unpaid interest to, but excluding, July 19, 2013. Concurrently with the mergers, the Funding SPV will merge with KCG, and KCG will become the successor in interest to the Funding SPV’s obligations under the senior secured second lien notes and the related indenture and registration rights agreement. Upon or concurrently with the completion of the mergers and upon or substantially simultaneously with the merger of the Funding SPV with KCG, together with the fulfillment of certain other customary conditions, the escrowed funds will be released from escrow. If the conditions to the completion of the mergers are not satisfied on or prior to July 19, 2013 or such earlier date as the escrow agent is notified by GETCO that the merger agreement has terminated or GETCO has determined that the mergers will not be consummated on or prior to July 19, 2013, the senior secured second lien notes will be subject to a special mandatory redemption as described above, with any remainder being released to the Funding SPV.

Also, on May 13, 2013, GETCO and Knight launched marketing and syndication of a first lien term loan facility in an aggregate principal amount of up to $535.0 million, as described under “—Planned First Lien Credit Facility”. The aggregate amount of the debt financing, consisting of both the senior secured second lien notes and the planned first lien credit facility, will not be dependent upon the cash consideration paid to Knight stockholders as a result of the cash/stock election and therefore will be identical in both the maximum case scenario and the minimum case scenario described in “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page [    ].

Although management believes the planned financing can be obtained on the terms contemplated in this joint proxy statement/prospectus, there can be no assurance that KCG will be able to obtain the planned financing. If KCG is unable to obtain the planned financing, it will seek alternative financing, which may include some or all of the committed financing. The table below details the amounts of financing contemplated by the planned financing and the committed financing. See “—Committed Financing” for more information about the terms of the committed financing.

	Planned Financing	Committed Financing
First Lien Term Loan Facility	$535.0 million	$342.2 million
Revolving Credit Facility	$0.0 million	$20.0 million
Second Lien Bridge Loan Facility / Senior Secured Second Lien Notes	$305.0 million of notes	$550.0 million bridge facility
Total Debt Financing	$840.0 million	$912.2 million
Equity Financing (from affiliates of General Atlantic)	$55.0 million	$55.0 million
Total Financing	$895.0 million	$967.2 million

The expected material terms of the planned financing — consisting of the planned first lien credit facility and the senior secured second lien notes — are summarized below.

Planned First Lien Credit Facility

On May 13, 2013, GETCO and Knight launched the marketing and syndication of a first lien term loan facility in an aggregate principal amount of up to $535.0 million, which we refer to as the planned first lien credit facility. The first lien credit agreement and intercreditor agreement has been agreed with the lead arrangers of the first lien credit facility and has been posted to the lender syndicate. Syndication of the planned first lien credit facility was closed on May 21, 2013, with pricing set at LIBOR plus 450 basis points and final allocations are planned for the week of May 27, 2013. The following is a summary description of certain terms of the planned first lien credit facility. Certain terms of the credit agreement and related documentation for the planned first lien credit facility may vary from those described below based on final negotiations with the lenders.

Guarantees; Security

The planned first lien credit facility will be guaranteed on a joint and several basis by all of KCG’s existing and future direct and indirect wholly-owned domestic restricted subsidiaries, other than regulated broker-dealers and other regulated subsidiaries that, in each case, are not permitted to provide such guarantees under applicable law, and certain immaterial subsidiaries. The planned first lien credit facility will be secured by first-priority pledges of all of the equity interests in each of KCG’s and the guarantors’ existing and future domestic subsidiaries (but limited to 66% of the voting equity interests of their controlled foreign company subsidiaries) (other than equity interests in regulated subsidiaries to the extent that such pledge would have a material adverse regulatory effect or is not permitted by applicable law and certain other customary exclusions) and first priority security interests in, and mortgages on, substantially all other tangible and intangible assets of KCG and the guarantors, in each case subject to customary exclusions.

Maturity; Prepayments

The maturity date of the planned first lien credit facility will be four years and six months from the closing date of the senior secured second lien notes into escrow and the original principal amount of the planned first lien credit facility will amortize in an amount equal to $235.0 million on the first anniversary of the closing date of the facility and thereafter in equal quarterly installments of $7.5 million, with the balance due at maturity. KCG expects to fund the $235.0 million amortization payment due on the first anniversary of the closing of the facility out of cash on the balance sheet from continuing operations and, to the extent required, any proceeds, and funds released from capital requirements as a result, of the sale of any non-core or non-strategic assets, which may include Knight’s reverse mortgage origination and securitization business.

Subject to certain exceptions, the planned first lien credit facility will be subject to mandatory prepayments in amounts equal to (i) 100% of the net cash proceeds of any incurrence of indebtedness after the closing date by KCG or any of its restricted subsidiaries (other than indebtedness permitted under the loan documents for the first lien credit facility), (ii) 100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by KCG or any of its restricted subsidiaries (including as a result of casualty or condemnation and any issuance or sale of equity by any of its restricted subsidiaries) (with customary exceptions, thresholds, and reinvestment rights of up to 12 months to be mutually agreed upon) and (iii) 50.0% of “excess cash flow” for each our fiscal years beginning with the first full fiscal year following the closing date of the mergers (with total leverage ratio-based step-downs to be mutually agreed upon).

Optional prepayments of borrowings under the planned first lien credit facility will be permitted at any time, without premium or penalty, subject, however, to a 1% prepayment premium for optional prepayments of the planned first lien credit facility made prior to the first anniversary of the closing date of this facility with a new or replacement term loan facility with an “effective” interest rate less than that applicable to the planned first lien credit facility.

Interest

Borrowings under the planned first lien credit facility will bear interest, at KCG’s option, at an annual rate equal to either a specified “base rate” plus a margin or LIBOR plus a margin. KCG will have the right to select interest periods of one, two, three or six months for LIBOR loans. The planned first lien credit facility also will contain a LIBOR floor and a “base rate” floor.

Covenants

The planned first lien credit facility will contain customary affirmative and negative covenants for facilities of its type. The negative covenants are expected to be subject to customary exceptions, qualifications and “baskets” including, in respect of indebtedness and liens incurred in the ordinary course of business by broker-dealer subsidiaries or other operating regulated entities, licensed mortgage subsidiaries or any other subsidiary substantially all of whose business and operations are substantially similar to some or all of the business and operations of the foregoing entities that is existing as of the closing date of the mergers, such as margin lending, stock lending, clearing lines, repurchase agreements and reverse repurchase agreements.

The planned first lien credit facility is also expected to have financial maintenance covenants establishing a maximum consolidated first lien leverage ratio, a minimum consolidated interest coverage ratio and a minimum consolidated tangible net worth, each at levels to be mutually agreed upon.

Events of Default

The planned first lien credit facility will have events of default customary for facilities of its type, including: nonpayment of principal, interest, fees and other amounts; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration to material indebtedness; bankruptcy and insolvency events; material judgments; ERISA events; collateral matters; certain regulatory matters; and a “change of control”; subject, where appropriate, to threshold, notice and grace period provisions.

Conditions to the Planned First Lien Credit Facility

KCG currently expects the lenders’ obligations under the planned first lien credit facility will be subject to the satisfaction or waiver of certain conditions, including without limitation the following:

•

no event or events having occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a “Company Material Adverse Effect” (as defined in the commitment letter, and which pertains solely to Knight, which is substantially the same as the definition of “Material Adverse Effect” in the merger agreement) since December 31, 2011;

•	certain specified representations and warranties described in the commitment letter and the merger agreement being true and correct in all material respects;

•

closing of the mergers in accordance with the merger agreement and there having been no amendment, modification or waiver to the merger agreement, or consent granted by KCG or GETCO thereunder, materially adverse to the interests of the lenders under the planned first lien credit facility without the consent of Jefferies Finance and Goldman;

•	the refinancing of certain specified existing indebtedness of Knight and GETCO;

•	the receipt of at least $55.0 million in equity financing from affiliates of General Atlantic;

•

GETCO and Knight having at least $286.0 million of unrestricted and available cash on their combined balance sheet, and such cash, together with the proceeds on the closing date from the planned first lien credit facility, the senior secured second lien notes and the equity financing, being sufficient to pay the cash portion of the merger consideration and the refinancing of substantially all of GETCO’s and Knight’s existing long-term debt and all fees, commissions and expenses related to the transaction;

•	customary closing documentation and collateral requirements; and

•	the delivery of certain historical and pro forma financial information for Knight and GETCO and certain projections.

Incremental Revolving Facility

The planned first lien credit facility is expected to provide for up to a $50.0 million incremental revolving credit facility on terms and conditions to be mutually agreed upon.

Senior Secured Second Lien Notes

On May 13, 2013, Funding SPV launched an offering of senior secured second lien notes in an aggregate principal amount of $305.0 million. On May 21, 2013, Funding SPV entered into a purchase agreement with Jefferies LLC (as representative of the initial purchasers) for $305.0 million aggregate principal of 8.250% Senior Secured Notes due 2018. The offering is closing on June 5, 2013, at which point the gross proceeds of the offering, together with additional amounts to cover accrued interest on the senior secured second lien notes during the escrow period, will be held in an escrow account until the completion of the mergers. The following is a summary description of certain terms of the senior secured second lien notes.

Guarantees; Security

The senior secured second lien notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by certain future direct and indirect wholly owned domestic subsidiaries of KCG. The senior secured second lien notes and corresponding guarantees will rank senior in right of payment to all of KCG’s and the guarantors’ existing and future subordinated indebtedness and pari passu in right of payment with any of KCG’s and the guarantors’ other senior indebtedness; provided that, the senior secured second lien notes and the corresponding guarantees will be effectively subordinated to KCG’s and the guarantors’ first lien obligations to the extent of the value of the property and assets secured thereby.

Interest

The senior secured second lien notes have a fixed annual interest rate of 8.250%, which will be paid every six months on June 15 and December 15 of each year, beginning on December 15, 2013.

Maturity; Redemption

The senior secured second lien notes will have a five year term.

Beginning on a date two years after the closing of the notes offering, which we refer to as the “redemption date”, the senior secured second lien notes will be redeemable at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to the redemption date, KCG may, at its option, redeem up to 35% of the aggregate principal amount of the senior secured second lien notes at a premium equal to the coupon on the senior secured second lien notes, plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings. In addition, KCG may, at its option, redeem some or all of the senior secured second lien notes at any time prior to the redemption date, by paying a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control; Asset Sales

If KCG experiences a change of control, the holders of the senior secured second lien notes will have the right to require KCG to purchase their senior secured second lien notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

Upon certain asset sales and subject to certain reinvestment rights, KCG may be required to offer to use the net proceeds of the asset sale to purchase some of the senior secured second lien notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

Covenants

The senior secured second lien notes will contain affirmative and negative covenants typical for notes of this type. The senior secured second lien notes are not expected to have financial covenants.

No Public Trading Market

The senior secured second lien notes will be a new issue of securities for which there is currently no public trading market, and will not be listed on any securities exchange or included in any automated quotation system.

Committed Facilities

On December 19, 2012, GETCO entered into a commitment letter with Jefferies Finance, pursuant to which Jefferies Finance committed to provide 100% of the principal amount of the first lien credit facility and up to 100% of the principal amount of the second lien bridge loan facility. These commitments are subject to conditions, including the conditions set forth above under “—Conditions to the Planned First Lien Term Loan Facilities.” On February 5, 2013, GETCO and Jefferies Finance entered into a joinder agreement with Goldman Sachs, pursuant to which Goldman Sachs agreed to provide a portion of the financing agreed to in the commitment letter for the first lien credit facilities and the second lien bridge loan facility. The commitment letter is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein. Jefferies Finance’s and Goldman Sachs’ commitments under the commitment letter will terminate automatically on the earliest of (i) the date of termination or abandonment of the Merger Agreement, (ii) the closing of the transaction, and (iii) 5:00 p.m., New York City time, on July 19, 2013, the end date under the merger agreement.

As described elsewhere in this joint proxy statement/prospectus, KCG expects the approximately $1.2 billion referenced above to be funded through a combination of cash on hand at Knight and GETCO, the contribution in cash of up to $55.0 million to GETCO by affiliates of General Atlantic, and the proceeds of the planned first lien credit facility and the offering of senior secured second lien notes. If, however, KCG is unable to obtain some or all of the planned financing, it will seek alternative financing, which may include some or all of the committed financing. The expected material terms of the committed debt financing — consisting of the committed first lien credit facility and the second lien bridge loan facility — are summarized below.

Committed First Lien Credit Facilities

KCG expects that the terms of the committed first lien credit facilities would be substantially similar to those currently contemplated, and discussed above, for the planned first lien credit facilities, except that the committed first lien term loan facility would only be available in an amount up to $342.2 million (reflecting a reduction from $450.0 million due to receipt of a special tax reimbursement of $107.8 million by Knight on April 9, 2013) $20.0 million of which would be in the form of a revolving credit facility and the committed first lien credit facilities would have less favorable financial maintenance and other affirmative and negative covenants.

Second Lien Bridge Loan Facility

If the planned financing is not achieved in the amounts indicated above, a portion of the debt financing may be in the form of the second lien bridge loan facility described in the commitment letter. The terms of the second lien bridge loan facility are described below.

Guarantees; Security

The second lien bridge loan facility will be guaranteed by all of the existing and future direct and indirect wholly-owned domestic subsidiaries of KCG that guarantee the first lien credit facilities. The second lien bridge loan facility will be secured by the same assets that secure the first lien credit facilities, but on a second-lien basis pursuant to an intercreditor agreement containing customary lien-subordination terms.

Maturity; Prepayments

The maturity date of the second lien bridge loan facility will be one year from the closing date of the facility. If the bridge loans are not repaid in full on or prior to their maturity date, and so long as there is not then continuing (i) any default under the bridge loan documents, (ii) any payment default under the first lien credit facilities or any other material indebtedness, (iii) any “bankruptcy default,” or (iv) any default under the commitment letter and related documents, the bridge loans shall be automatically converted into senior secured second lien term loans or exchange notes, in either case with a maturity date four years after the date of such conversion.

The bridge loans will be required to be repaid with the net proceeds of (i) any direct or indirect public offering or private placement of second lien notes or any other issuance or sale of (x) debt securities or equity securities of KCG or (y) debt securities of any of its subsidiaries, (ii) the incurrence of any other indebtedness for borrowed money (other than loans under the first lien credit facilities as in effect on the closing date and certain other limited exceptions to be mutually agreed upon) by KCG or any of its subsidiaries, (iii) sales of assets outside the ordinary course of business or any issuance or sales of equity of any subsidiary of KCG, and (iv) the receipt of insurance or condemnation proceeds by KCG or any of its subsidiaries (in each case, with customary exceptions to be mutually agreed upon) (subject, in the case of preceding clauses (iii) and (iv), to the required prior prepayment of any loans outstanding under the first lien credit facilities). Optional prepayments of borrowings under the second lien bridge loan facility will be permitted at any time, without premium or penalty.

Interest

The bridge loans will bear interest at a rate per annum equal to the higher of (i) three month LIBOR, adjusted quarterly, and (ii) 1.50%, in either case, plus a spread of 8.50%. The spread will increase by (a) 75 basis points upon the 90-day anniversary of the closing date for the facility, plus (b) an additional 75 basis points upon each subsequent 90-day anniversary following the initial 90-day anniversary of the closing date for the facility.

Covenants

The second lien bridge loan facility will contain financial maintenance, liquidity and other affirmative and negative covenants typical for facilities of its type, consistent with those applicable to the committed first lien credit facilities.

Events of Default

The second lien bridge loan facility will have events of default customary for facilities of its type, consistent with those applicable to the committed first lien credit facilities.

THE MERGER AGREEMENT

The discussion in this joint proxy statement/prospectus of the merger agreement is subject to, and are qualified in their entirety by reference to, the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference.

Structure of the Mergers

Under the terms of the merger agreement, Knight and GETCO are entering into a strategic business combination pursuant to the following mergers: (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG, will merge with and into Knight, with Knight surviving the merger, (ii) GETCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, will merge with and into GETCO, with GETCO surviving the merger and (iii) GA-GTCO will merge with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger. Following the mergers, each of Knight, GETCO and GA-GTCO Acquisition, LLC will continue as wholly owned direct subsidiaries of KCG. KCG will own all of the outstanding shares of Knight common stock, all of the outstanding GETCO units and all of the outstanding limited liability company interests of GA-GTCO Acquisition, LLC. The holders of Knight common stock, GETCO units and GA-GTCO units prior to the mergers will together own all of the outstanding shares of KCG common stock following the mergers.

The original merger agreement was amended and restated on April 15, 2013 to adjust the exchange ratios (as described in “—Adjustment to the Exchange Ratios”) and to eliminate the approval of the Hong Kong SFC (with respect to GETCO Asia (Hong Kong) Limited) as a condition to the completion of the mergers, due to GETCO’s and Knight’s decisions to close their respective Hong Kong offices.

See “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ].

Closing and Effective Time of the Mergers

The completion of the mergers will occur only if all the closing conditions contained in the merger agreement have been satisfied or, in some cases, waived. The mergers will be completed legally at the time the appropriate certificates of merger have been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the certificates of merger. As of the date of this document, the parties expect that the mergers will be effective during the second quarter or early in the third quarter of 2013. However, there can be no assurance as to when or if the mergers will occur.

It is intended that each merger will occur substantially simultaneously with the other mergers, but that the GA-GTCO merger will occur immediately before the Knight merger, which will occur immediately before the GETCO merger.

If the mergers are not completed by the close of business on July 19, 2013, the merger agreement may be terminated by either Knight or GETCO, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement.

Merger Consideration; Conversion of Shares and Units

Adjustment to the Exchange Ratios

After consulting with the NYSE regarding listing requirements applicable to the KCG common stock following the mergers, on April 15, 2013, the original merger agreement was amended and restated to adjust the exchange ratios. These adjustments are intended to increase the trading price of KCG common stock at closing relative to the expected closing trading price of KCG common stock under the exchange ratios in the original merger agreement in order to ensure that the trading price of KCG common stock at closing is above the minimum stock price for a new listing on the NYSE, which is $4.00 per share. The adjustments do not alter the aggregate consideration paid to Knight common stockholders or GETCO Class A, Class B and Class P unitholders. This document describes the exchange ratios for Knight and GETCO, as amended by the merger agreement.

The Knight Merger

Conversion of Knight Common Stock in the Knight Merger

If the mergers are completed, each Knight common stockholder (other than GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) will have the right to elect to receive either $3.75 per share in cash or one third of a share of common stock of KCG for each share of Knight common stock (other than certain shares of Knight common stock held by Knight, GETCO, GA-GTCO, KCG or their subsidiaries) they hold prior to the completion of the mergers, which we refer to as the Knight merger consideration. The cash portion of the Knight merger consideration will be subject to pro-ration if the holders of more than 66.7% of the Knight common shares eligible for election in the mergers properly elect to receive the cash consideration for their Knight shares. Jefferies, the largest stockholder in Knight with an approximate 23% ownership (as of May 1, 2013), has agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration payable in the Knight merger would exceed $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total merger consideration in cash, while limiting the total cash consideration to be paid by KCG in the Knight merger to not more than $720.0 million in the aggregate. The amount of cash consideration that Jefferies will be entitled to receive will depend on the elections of Jefferies and the other holders of Knight common stock. The following examples detail the cash consideration Jefferies would be entitled to under two scenarios:

•

Jefferies elects 100% cash consideration; total cash consideration elected less than $720 million: If Jefferies were to elect 100% cash consideration for its shares of Knight common stock, and the total cash consideration elected (taking into account the amount to be paid to Jefferies) was less than $720 million, Jefferies would be entitled to approximately $304.7 million in cash consideration, which is the maximum amount of cash Jefferies could receive.

•

All holders of Knight common stock, including Jefferies, elect 100% cash consideration: If Jefferies were to elect 100% cash consideration for its shares of Knight common stock and all other holders did the same, without giving effect to the waiver, Jefferies would be entitled to approximately $203.3 million in cash consideration, which represents cash for 66.7% of its shares of Knight common stock. However, pursuant to its agreement with GETCO, Jefferies would be required to waive its right to receive cash consideration to the extent required so that the total cash consideration (including cash to be paid to Jefferies) payable in the Knight merger would be less than $720 million. Accordingly, Jefferies would be required to waive the right to receive approximately $50.9 million in cash consideration and would instead receive a cash payment of approximately $152.4 million, which represents cash for 50.0% of its shares of Knight common stock.

The Knight ratio was adjusted from one share of KCG for each share of Knight common stock, to one quarter of a share of KCG for each share of Knight common stock (the cash portion of the Knight merger consideration was not changed by the amendment). Accordingly, three shares of Knight common stock can be converted into one whole share of KCG common stock or $11.25 in cash. Cash will be paid in lieu of any fractional shares of KCG common stock.

In addition, each share of Knight common stock owned by GETCO, Knight, GA-GTCO Acquisition, LLC and KCG will automatically be cancelled and retired in the Knight merger.

Conversion of Knight Acquisition Corp Capital Stock in the Knight Merger

If the mergers are completed, the aggregate of all of the shares of capital stock of Knight Acquisition Corp issued and outstanding immediately prior to the completion of the mergers will be converted into 100 shares of common stock in the surviving corporation in the Knight Merger, which will be owned solely by KCG.

The GETCO Merger

Conversion of GETCO Units in the GETCO Merger

If the mergers are completed, in exchange for their units, GETCO Class A, Class B and Class P unitholders will receive shares of common stock of KCG and warrants to acquire shares of common stock of KCG (in each case, based on the ratios set forth below). Based on the number of GETCO Class A units, Class B units and Class P units outstanding as of May 1, 2013 and the units expected to be issued in connection with the equity financing (as described in “The Mergers—Financing Matters” beginning on page [    ]), approximately 75.9 million shares of common stock of KCG will be issued to GETCO unitholders in the aggregate. This number may increase or decrease based on the number of GETCO Class A units, Class B units and Class P units outstanding as of the closing date. The warrants will be comprised of up to: 8.33 million Class A warrants, having a $12.00 exercise price and exercisable for a four-year term; 8.33 million Class B warrants, having an $13.50 exercise price and exercisable for a five-year term; and 8.33 million Class C warrants, having a $15.00 exercise price and exercisable for a six-year term. The exact number of shares of common stock of KCG and warrants that each GETCO Class A unitholder, Class B unitholder or Class P unitholder will receive will be based on the ratios set forth in the table below.

GETCO Unitholder	Number of shares of KCG common stock to be issued per unit, upon completion of the mergers	Number of warrants to be issued per unit, upon completion of the mergers
GA-GTCO and/or its affiliates*	8.260763827 shares of KCG common stock per GETCO unit	2.832794484 warrants per GETCO unit
Daniel Tierney and affiliates**	5.458793673 shares of KCG common stock per GETCO unit	1.871938351 warrants per GETCO unit
Stephen Schuler and affiliates**	5.458793673 shares of KCG common stock per GETCO unit	1.871938351 warrants per GETCO unit
All other holders of Class A units and Class B units	5.914567307 shares of KCG common stock per GETCO Class A or Class B unit	2.028232981 warrants per GETCO Class A or Class B unit

*	Affiliates of General Atlantic have committed to provide up to $55.0 million of equity financing to GETCO immediately prior to the consummation of the mergers. The units to be issued to affiliates of General Atlantic in connection with the equity financing will not be subject to the above ratio and will instead convert into a number of shares of KCG common stock equal to the amount of the equity commitment funded divided by $11.25, or 4,888,889 shares of KCG common stock if the full $55.0 million is funded. No warrants will be issued in exchange for the GETCO units issued to affiliates of General Atlantic in connection with the equity financing. See “The Mergers—Financing Matters” beginning on page [ ], for additional information.
**	As of May 1, 2013 Messrs. Schuler and Tierney, together with their respective affiliates, own an aggregate of 84.9% of the outstanding GETCO Class A units.

Pursuant to GETCO’s operating agreement, the Class P units are entitled to a liquidation preference. No other GETCO units have a liquidation preference. In any transaction that is a “Capital Event,” such as the GETCO merger, the holders of the Class P units have the option to receive either their full liquidation preference or their pro rata share of the merger consideration. As of December 19, 2012, this preference was approximately $311 million, which is greater than the Class P units’ pro rata share of the merger consideration (approximately $218 million as of the same date). As an inducement to GETCO to enter into the merger agreement and based on discussions with Daniel Tierney and Stephen Schuler (the holders of substantially all of the Class A units), GA-GTCO, as holder of all Class P units, agreed to waive its right to receive approximately $23 million of its full liquidation preference. Accordingly, GA-GTCO will receive shares of KCG common stock and warrants to acquire shares of KCG common stock with a value of approximately $288 million for the units of GETCO it holds as of the closing (but excluding units to be issued in the equity financing). In addition, based on those discussions and as an inducement to GETCO to enter into the merger agreement, Daniel Tierney and Stephen Schuler agreed to reduce the amount of consideration they would receive in the mergers as compared to all other holders of Class A units or Class B units. The GETCO ratios above reflect these arrangements, which result in all other holders receiving additional consideration as compared to what they would have received had GA-GTCO received its full liquidation preference or had Messrs. Tierney and Schuler not agreed to accept a lower percentage of the total merger consideration.

Pursuant to GETCO’s operating agreement, in connection with a “Capital Event,” the owners of GA-GTCO may, at their option, sell equity securities of GA-GTCO (in lieu of GETCO units held by GA-GTCO). GA-GTCO’s owners exercised that option in connection with the mergers which is why they are a party to the merger agreement and which is why the holders of GA-GTCO units will receive their merger consideration through the GA-GTCO merger (and not the GETCO merger).

Pursuant to GETCO’s operating agreement, GETCO’s Class E units will not receive any merger consideration and will be cancelled in the GETCO merger.

Unitholders of GETCO will receive cash in lieu of fractional units. Unitholders of GETCO will receive whole numbers of warrants rounded to the nearest warrant in lieu of fractional warrants.

In addition, each GETCO unit owned by GETCO, Knight, GA-GTCO Acquisition, LLC and KCG will automatically be cancelled and retired in the GETCO merger.

Conversion of GETCO Acquisition, LLC Interests in the GETCO Merger

If the mergers are completed, the aggregate of all of the shares of limited liability company interests of GETCO Acquisition, LLC issued and outstanding immediately prior to the completion of the mergers will be converted into the right to receive 100 Class A units of GETCO.

The GA-GTCO Merger

Conversion of GA-GTCO Units in the GA-GTCO Merger

If the mergers are completed, GA-GTCO unitholders will be entitled to receive, with respect to the GA-GTCO units outstanding as of December 19, 2012, a number of shares of KCG common stock equal to the GETCO ratio for GA-GTCO, or 8.260763827 shares of KCG common stock and 2.832794484 warrants, for each GETCO unit owned by GA-GTCO. In addition, upon the full funding of the $55.0 million of the equity financing by affiliates of General Atlantic, 4,888,889 shares of KCG common stock will be issued in exchange therefor. No warrants will be issued in exchange for the units issued to GA-GTCO or its affiliates in connection with the equity financing.

Conversion of GA-GTCO Acquisition, LLC Interests in the GA-GTCO Merger

If the mergers are completed, the aggregate of all of the limited liability company interests of GA-GTCO Acquisition, LLC issued and outstanding immediately prior to the completion of the GA-GTCO merger will remain outstanding and will be owned solely by KCG.

No Fractional Shares or Warrants

No fractional shares of KCG common stock will be issued in the mergers. Any fractional interest in KCG common stock will entitle the holder thereof to receive, in lieu of such a fractional share, cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by three times the average daily volume weighted average price of Knight common stock on the NYSE for the five trading days immediately preceding the date the mergers are completed. No fractional warrants will be issued in the mergers. Warrants issued will be rounded to the nearest warrant so as to prevent the issuance of fractional warrants.

Treatment of Equity-Based Awards

Each option or other right to acquire Knight common stock granted under any Knight stock plan outstanding as of immediately prior to the completion of the mergers, whether vested or unvested, will automatically become, after the completion of the mergers, an option or right to purchase a number of shares of KCG common stock equal to one third of the number of shares of Knight common stock subject to such stock option immediately prior to the completion of the mergers (rounded down to the nearest whole share of KCG common stock). The exercise price per share of KCG common stock subject to any such Knight stock option at and after the completion of the mergers will be equal to the exercise price per share of Knight common stock subject to such Knight stock option immediately prior to the completion of the mergers multiplied by three (rounded up to the nearest whole cent). Pursuant to the terms of the applicable Knight stock plans and award agreements, each option or other right to acquire Knight common stock granted on or prior to December 19, 2012 will automatically vest upon the completion of the mergers and each option or other right to acquire Knight common stock granted after December 19, 2012 will continue to vest in accordance with its existing vesting schedule, subject to acceleration under certain circumstances.

Each holder of a share of Knight common stock subject to vesting, repurchase or lapse restrictions that was granted on or prior to December 19, 2012 and is outstanding under any Knight stock plan immediately prior to the completion of the mergers will have the right to receive the merger consideration as of the effective time of the Knight merger. Each holder of a share of Knight common stock subject to vesting, repurchase or lapse restrictions that was granted after December 19, 2012 and is outstanding under any Knight stock plan will be automatically converted into one third of a share of common stock of KCG, rounded to the nearest whole share of KCG common stock (without any right to make a cash / stock election), that is subject to the same vesting, repurchase or lapse restrictions as the award immediately prior to the effective time of the Knight merger.

Each restricted stock unit in respect of a share of Knight common stock, which we refer to as a Knight RSU, that is outstanding under any Knight stock plan (including any such Knight RSU held in participant accounts under any employee benefit or compensation plan or arrangement of Knight) as of immediately prior to the completion of the mergers will, as of the completion of the mergers, be converted into a restricted stock unit in respect of one third of a share of common stock of KCG, rounded to the nearest whole share of KCG common stock (without any right to make a cash / stock election). Pursuant to the terms of the applicable Knight stock plans and award agreements, each restricted stock unit in respect of a share of Knight common stock granted on or prior to December 19, 2012 (except with respect to restricted stock units that vest based on performance) will automatically vest upon the completion of the mergers. All restricted stock units granted on or prior to December 19, 2012 that vest based on performance will vest in accordance with their existing terms. Each restricted stock unit in respect of a share of Knight common stock granted after December 19, 2012 will be converted into a restricted stock unit in respect of one third of a share of KCG common stock, rounded to the nearest whole share of KCG common stock, and will continue to vest in accordance with its existing vesting schedule, subject to acceleration under certain circumstances.

Subject to such conditions as GETCO may agree, each GETCO incentive unit that is outstanding immediately prior to the completion of the mergers will be automatically converted into a number of phantom units in respect of a number of shares of KCG common stock, based on the value of the consideration received in the GETCO merger by a holder of a GETCO Class B unit, rounded to the nearest whole share of KCG common stock.

Exchange of Certificates

Prior to the closing of the mergers, KCG will enter into an agreement with a bank or trust company, which we refer to as the exchange agent, mutually selected by Knight and GETCO. This agreement will outline the procedures by which KCG will deposit with the exchange agent, at the closing of the mergers, an aggregate number of shares of KCG common stock, cash (including cash in lieu of fractional shares of common stock) and warrants, which represents the merger consideration, for the benefit of the holders of shares of Knight common stock, GETCO units and GA-GTCO units.

Promptly following the closing of the mergers, KCG will cause the exchange agent to mail to each holder of record of certificate(s) representing GETCO units or GA-GTCO units, and to each holder of record of certificate(s) representing shares of Knight common stock who theretofore has not submitted such holder’s election form indicating the type of consideration he or she would like to receive, that were converted into the right to receive the merger consideration at the closing of the mergers (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to certificate(s) will pass, only upon delivery of certificate(s) (or affidavits of loss in lieu of such certificate(s)) to the exchange agent in a form to be mutually agreed upon by GETCO and Knight, which we refer to as the letter of transmittal, and (ii) instructions for use in surrendering certificate(s) for shares or units in exchange for the merger consideration, any cash in lieu of fractional shares of KCG common stock to be issued or paid in consideration and any dividends or distributions to which such holder is entitled.

Election Procedures

Knight and GETCO will mutually agree upon an election form and other appropriate and customary transmittal materials, which we refer to as the election form, that will be mailed to Knight common stockholders who are eligible to make an election 35 days prior to the anticipated completion of the mergers, or on such other date as Knight and GETCO will mutually agree, to each holder of record of Knight common stock as of the close of business on the fifth business day prior to the date of such mailing.

Each election form will permit the holder to specify (i) the number of shares of such holder’s Knight common stock with respect to which such holder elects to receive the KCG common stock, (ii) the number of shares of such holder’s Knight common stock with respect to which such holder elects to receive cash or (iii) that such holder makes no election with respect to such holder’s Knight common stock, which we refer to as the no election shares. Knight stockholders need not elect to receive the same form of consideration for all of the Knight shares they own. Any Knight common stock with respect to which the exchange agent has not received an effective, properly completed election form on or before 5:00 p.m., New York City time, on the 30th day following the date on which the election form was mailed (or such other time and date as Knight and GETCO may mutually agree), which we refer to as the election deadline, will be deemed to be no election shares. An election is only properly made if the exchange agent receives a properly completed election form by the election deadline. To be properly completed, an election form must be accompanied by one or more Knight certificates representing all shares of Knight common stock covered by such election form, together with duly executed transmittal materials included in the election form. Any election form may be revoked or changed by written notice received by the exchange agent prior to the election deadline. If an election form is revoked and a new, properly executed election form is not received by the exchange agent prior to the election deadline, then the shares of Knight common stock associated with such election form will become no election shares.

The cash portion of the Knight merger consideration will be subject to pro-ration, as described below, if the holders of more than 66.7% of the Knight common shares eligible for election in the mergers properly elect to receive the cash consideration for their Knight shares. Jefferies, the largest stockholder in Knight with an approximate 23% ownership (as of May 1, 2013), has agreed to waive its right to receive cash consideration with respect to up to 50.0% of its Knight shares to the extent the total cash consideration payable in the Knight merger would otherwise exceed $720.0 million. This is intended to enable other Knight stockholders (excluding GETCO and holders of Knight restricted stock or other equity awards granted after December 19, 2012) to receive up to 66.7% of their total merger consideration in cash, while limiting the total cash consideration to be paid by KCG in the Knight merger to not more than $720.0 million in the aggregate.

Cash Oversubscribed

If the holders of more than 66.7% of the total number of shares of Knight common stock eligible for election in the mergers properly elect to receive the cash consideration for such shares, then the following procedures will be followed (subject to the agreement with Jefferies described above):

•	all Knight common shares that are the subject of a stock election and the no election shares will be converted into the right to receive the merger consideration in the form of KCG common stock;

•

the exchange agent will then select from among the Knight common shares that are the subject of a proper cash election, by an equitable pro rata selection process to be determined by KCG, a sufficient number of shares to receive the merger consideration in the form of KCG common stock such that no more than 66.7% of the total number of shares of Knight common stock that were eligible for election in the mergers will receive the cash consideration. Any shares so selected by the exchange agent will be converted into the right to receive the merger consideration in the form of KCG common stock; and

•

any shares that are the subject of a cash election and that have not been selected by the exchange agent in the manner described above will be converted into the right to receive the cash merger consideration.

Cash Undersubscribed

If the holders of less than 66.7% of the total number of shares of Knight common stock to be exchanged in the mergers have elected to receive the cash consideration for such shares, then (i) all Knight common shares that are the subject of such cash election will be converted into the right to receive the cash merger consideration and (ii) all Knight common shares that are the subject of a stock election and the no election shares will be converted into the right to receive the merger consideration in the form of KCG common stock.

Conditions to the Completion of the Mergers

The obligations of Knight, GETCO and GA-GTCO to complete the mergers are subject to the satisfaction of the following conditions:

•

the approval of the merger agreement and proposed mergers by the Knight stockholders and by the GETCO unitholders, which consists of (i) the affirmative vote of holders of a majority of the Knight common stock who are entitled to vote at the Knight special meeting, and (ii) (a) the affirmative vote of 70% of GETCO Class A and Class P units outstanding and entitled to vote on the merger agreement and the mergers at the GETCO special meeting (voting as a class) and (b) the consent of GA-GTCO, holder of the GETCO Class P units.

•

the authorization for listing on the NYSE of the shares of KCG common stock that will be issuable in connection with the mergers, including the common stock that will be issuable upon exercise of the warrants;

•

the effectiveness of the registration statement on Form S-4, of which this document is a part, and the absence of a stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the SEC for that purpose; and

•

the receipt of all required regulatory approvals and the absence of any injunction, governmental action or other legal prohibition or restraint preventing the closing of the transactions contemplated by the merger agreement.

The obligations of GETCO and GA-GTCO to complete the mergers are subject to the satisfaction or waiver of the following conditions:

•	the execution of a registration rights agreement by KCG with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC;

•	the execution of a warrant agreement by KCG relating to the warrants;

•	the accuracy of Knight’s representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

•	the prior performance by Knight, in all material respects, of its obligations under the merger agreement;

•	the receipt by each party of the required closing certificates from Knight, certifying that the closing conditions applicable to Knight have been fulfilled; and

•	the receipt by each of GETCO and GA-GTCO of a legal opinion from its counsel with respect to certain tax matters.

In addition, the obligation of Knight to complete the mergers is subject to the satisfaction or waiver of the following conditions:

•

the accuracy of GETCO’s and GA-GTCO’s representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

•	the prior performance by GETCO and GA-GTCO, in all material respects, of their obligations under the merger agreement;

•	the receipt by Knight of the required closing certificates from GETCO and GA-GTCO, certifying that the closing conditions applicable to GETCO and GA-GTCO, respectively, have been fulfilled; and

•	the receipt by Knight of a legal opinion from its counsel with respect to certain tax matters.

None of Knight, GETCO or KCG can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, none of Knight, GETCO or KCG has reason to believe that any of these conditions will not be satisfied. In the event that a material condition to the completion of the mergers is waived, Knight and GETCO intend to resolicit stockholder and unitholder approval of the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the mergers by the mutual written consent of Knight and GETCO, authorized by their respective boards. It can also be terminated by either Knight or GETCO under certain specified circumstances, including if:

•

the mergers have not been consummated on or before July 19, 2013, unless the failure of the mergers to occur by such date is the result of the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of such party in the merger agreement, other than a breach of such party’s representations and warranties;

•	any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and non-appealable, or a regulatory authority has issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the completion of the mergers or the other transactions contemplated by the merger agreement;

•

there is a breach by the other party that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 days following written notice of the breach, or the breach is not capable of being cured in such period, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement in the merger agreement; or

•	the Knight stockholders or the GETCO unitholders do not approve the merger agreement at the special meetings called for such purpose.

Furthermore, subject to specified conditions, the merger agreement may be terminated by either Knight or GETCO if the other party:

•	submits the merger agreement to its stockholders or unitholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to the other party;

•

fails to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or unitholders, as applicable, or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

•	approves, recommends or endorses an alternative transaction or competing proposal.

Termination Fees

In the event that:

•

an acquisition proposal, as defined below, involving Knight or GETCO will have been communicated to or otherwise made known to the stockholders of Knight or unitholders of GETCO, senior management or the board of directors of either company, or any person will have publicly announced an intention (whether or not conditional) to make an acquisition proposal involving Knight or GETCO after the date of the merger agreement;

•

thereafter the merger agreement is terminated (i) by either party following the end date (so long as the approval of the merger agreement by GETCO unitholders or Knight stockholders had not yet been obtained) (ii) by either party following a failure to obtain approval of the merger agreement by GETCO unitholders or Knight stockholders or (iii) by either party as a result of a willful breach of the merger agreement by the other party; and

•

prior to the date that is twelve (12) months after the date of such termination, the party subject to such acquisition proposal enters into a definitive agreement with respect to or consummates an alternative transaction, as defined below (except, for purposes of this clause only, that all references in such definition to “more than twenty-five percent” shall instead refer to “more than fifty percent” and all references to “at least seventy-five percent” shall instead refer to “at least fifty percent”), then such party will, on the date it enters into a definitive agreement, pay the other party a fee equal to $17.67 million (representing one third of the termination fee) and will, on the date such alternative transaction is consummated, pay the other party a fee equal to $35.33 million (representing two-thirds of the termination fee); provided that if such an alternative transaction is consummated without entering into a definitive agreement, the entire termination fee of $53.0 million will be payable upon such closing.

In addition, in the event that the merger agreement is terminated by either Knight or GETCO because the other party:

•

submits the merger agreement to its stockholders or unitholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to the other party in violation of the terms of the merger agreement;

•

fails to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or unitholders, as applicable, or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

•	approves, recommends or endorses an alternative transaction or competing proposal,

then the non-terminating party will pay the entire termination fee of $53.0 million to the termination fee by wire transfer of immediately available funds.

For the purposes of the foregoing, the term “acquisition proposal” means any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or equity interests (including by way of a tender offer) or similar transactions involving such party or any of its Subsidiaries that, if consummated, would constitute an alternative transaction; and “alternative transaction” means any (i) transaction pursuant to which any person (or group of persons), other than another party to the merger agreement or its affiliates, directly or indirectly, acquires or would acquire more than twenty-five percent of the outstanding shares or voting power of capital stock or equity interests of such party or twenty-five percent of any series or class of capital stock or equity interests of such party that would be entitled to a class or series vote with respect to the Knight merger or the GETCO merger, as applicable, whether from such party, or pursuant to a tender offer or exchange offer or otherwise, (ii) merger, share exchange, consolidation or other business combination involving such party (other than the mergers), (iii) transaction pursuant to which any person (or group of persons) other than another party to the merger agreement or its affiliates acquires or would acquire control of assets of such party or any of its subsidiaries representing more than twenty-five percent of the fair market value of all the assets, net revenues or net income of such party and its subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving such party or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of common stock (or GETCO units, in the case of GETCO) immediately prior to such transaction do not, in the aggregate, own at least seventy-five percent of the outstanding shares of common stock (or GETCO units, in the case of GETCO) and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of common stock (or GETCO units, in the case of GETCO) immediately prior to the consummation thereof.

In no event will either Knight or GETCO be required to pay more than one termination fee.

Effect of Termination

In the event of termination of the merger agreement by either GETCO or Knight, the merger agreement will become void and have no effect, and none of GETCO, Knight, GA-GTCO, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that provisions of the merger agreement relating to confidentiality, governing law, jurisdiction, the termination fee and the parties’ responsibility for expenses related to the mergers will survive the termination of the merger agreement.

In addition, the confidentiality agreement entered into between Knight and GETCO will survive any termination of the merger agreement, and a termination of the merger agreement will not relieve a breaching party from liability for any fraud or willful and material breach prior to such termination of any covenant or agreement of such party contained in the merger agreement.

Agreement Not to Solicit Other Offers

GETCO and Knight will not, will cause each of their respective subsidiaries and affiliates not to, and will use their reasonable best efforts to cause their respective officers, directors, employees, agents and investment bankers, financial advisors, attorneys, accountants and other retained representatives or agents not to, directly or indirectly (i) solicit, initiate, encourage or knowingly facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or equity interests (including by way of a tender offer) or similar transactions involving such party or any of its subsidiaries that, if consummated, would constitute an alternative transaction, (ii) participate in any discussions or negotiations regarding an alternative transaction or acquisition proposal or (iii) enter into any agreement regarding any alternative transaction or acquisition proposal.

However, in the event that either GETCO or Knight receives an unsolicited superior proposal, as defined below, that did not result from a breach of the merger agreement, and (i) the approval of the merger agreement by GETCO unitholders or Knight stockholders, as applicable, has not yet been obtained, and (ii) the board of directors of such party determines in its good faith judgment, after receiving the advice of outside counsel, that a failure to participate in discussions or negotiations with, or provide information to, the party making the superior proposal, would result in a violation of the board of directors’ fiduciary duties under applicable law, the party receiving such superior proposal may furnish information with respect to it and its subsidiaries to the party making the superior proposal pursuant to a customary confidentiality agreement (provided that the party furnishing such information simultaneously provides it to the other party to the merger agreement) and may participate in discussions regarding the superior proposal.

Both Knight and GETCO also have agreed to provide the other party with notice within one business day following the receipt of any acquisition proposal, material modification to any acquisition proposal or request for nonpublic information or access to such party’s or its subsidiaries’ properties, books or records by any person that has made or, to such party’s knowledge, may be considering making, an acquisition proposal. The notice will be made orally and in writing and will indicate the identity of the person making the acquisition proposal or requesting nonpublic information or access and the material terms of the acquisition proposal or modification to an acquisition proposal. The parties will keep each other fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such acquisition proposal, indication or request.

Both Knight and GETCO have agreed to (i) immediately cease and cause to be terminated any existing discussions or negotiations conducted with any third party with respect to any alternative transaction or acquisition proposal, (ii) enforce and not release any third party from the confidentiality and standstill provisions of any agreement to which Knight or GETCO or their subsidiaries are a party and (iii) immediately terminate any approval previously given under any such provisions authorizing any person to make an acquisition proposal.

For the purposes of the foregoing, the term “superior proposal” means a bona fide, unsolicited written acquisition proposal that (a) is obtained not in breach of the merger agreement for 100% of the outstanding shares of such party’s capital stock or such party’s outstanding equity interests, on terms that the board of directors of such party determines in its good faith judgment (after taking into account all the terms and conditions of the acquisition proposal and the merger agreement (including any proposal by the other party to the merger agreement to adjust the terms and conditions of the merger agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such acquisition proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and the merger agreement) are more favorable from a financial point of view to its stockholders or unitholders, as applicable, than the mergers, and (b) is reasonably likely to receive all necessary regulatory approvals and be consummated.

Amendment, Extension and Waiver

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors; provided, however, that after any approval of the transactions contemplated by the merger agreement by the stockholders of Knight or unitholders of GETCO, there may not be, without further approval of such stockholders or unitholders, any amendment of the merger agreement that requires further approval under applicable law. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Certain sections of the merger agreement, regarding remedies, governing law, waiver of jury trial, amendment and assignment, may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a financing source without the prior written consent of such financing source.

At any time prior to the completion of the mergers, the parties, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or (iii) waive compliance with any of the agreements or conditions contained in the merger agreement. Any such extension or waiver will be valid only if established in a written instrument signed on behalf of such party by a duly authorized officer.

Representations and Warranties of Knight, GETCO and GA-GTCO

The merger agreement contains customary and, in many cases, reciprocal representations and warranties by Knight and GETCO, and certain other customary representations and warranties by GA-GTCO. The representations and warranties are subject, in some cases, to specified exceptions and qualifications contained in schedules that were furnished in connection with the merger agreement and, in the case of representations and warranties made by Knight, to exceptions contained in Knight’s public filings.

The merger agreement contains representations and warranties made by GETCO, to Knight, and by Knight, to GETCO, relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing, corporate power, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and to complete the mergers;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the mergers;

•	required regulatory consents necessary in connection with the merger;

•	existing or contemplated agreements, orders, memoranda of understanding or similar communications with regulators or other government entities;

•	financial statements;

•	absence of a material adverse effect since December 31, 2011;

•	legal proceedings;

•	taxes and tax returns;

•	employee benefit plans;

•	labor matters;

•	compliance with applicable law since January 1, 2010;

•	material contracts;

•	customers;

•	properties owned and leased;

•	intellectual property;

•	environmental laws and regulations;

•	information technology security and privacy measures;

•	broker-dealer matters;

•	material interests of current or former officers or directors;

•	derivative instruments and transactions;

•	insurance;

•	inapplicability of state takeover laws to the merger agreement;

•	accuracy of information provided in certain public filings made in connection with the merger agreement;

•	brokers’ and other fees related to the merger agreement;

•	fairness opinion from financial advisor; and

•	the absence of any other representations or warranties, made by GETCO or Knight in connection with the merger agreement, other than the above enumerated.

In addition, GETCO has made certain additional representations and warranties relating to obtaining the financing necessary to complete the mergers, and Knight has made certain additional representations and warranties relating to its mortgage business and the formation of the merger subsidiaries.

The merger agreement also contains representations and warranties made by GA-GTCO to Knight and GETCO relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing, corporate power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

•	absence of required regulatory, governmental or third party consents necessary in connection with the merger;

•	the outstanding equity interests of GA-GTCO;

•	tax matters;

•	brokers’ and other fees related to the merger agreement;

•	preventative actions taken to render inapplicable state takeover laws to the merger agreement;

•	accuracy of GA-GTCO information provided in certain public filings made in connection with the merger agreement; and

•	the absence of any other representations or warranties, made by GA-GTCO in connection with the merger agreement, other than the above enumerated.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to Knight or GETCO, as the case may be, is defined as any change, effect, event, occurrence, circumstance, state of fact or development that (i) has a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to timely consummate the transactions contemplated by the merger agreement (provided, however, that, in the case of clause (i) only, a “Material Adverse Effect” will not be deemed to include any change, effect, event, occurrence, circumstance, state of fact or development to the extent resulting from or arising out of, (A) any change after the date of the merger agreement in applicable law or

GAAP or regulatory accounting standards; (B) any change arising after the date of the merger agreement in general U.S. or global economic conditions, or changes therein, including interest rates or currency exchange rates; (C) general political conditions or changes therein, acts of war, sabotage or terrorism or natural disasters occurring after the date of the merger agreement and not specifically related to such party or its subsidiaries (including the commencement, continuation or escalation of armed hostilities or other material national or international calamity); (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of the common stock of such party, in and of itself, but not including any underlying causes thereof; (E) the public announcement of the transactions contemplated by the merger agreement; or (F) any action or omission taken pursuant to the express written consent of Knight, in the case of GETCO, or GETCO, in the case of Knight; except in each case of (A), (B) and (C), unless the effects of such changes are materially disproportionately adverse to such party and its subsidiaries, taken as a whole, as compared to other persons in the industry in which such party and its subsidiaries operate).

The representations and warranties in the merger agreement do not survive the completion of the mergers or, with limited exceptions, the termination of the merger agreement.

Covenants of Knight, GETCO and GA-GTCO

Conduct of the Business of Knight, GETCO and GA-GTCO Prior to the Completion of the Mergers. Knight and GETCO have agreed that, prior to the completion of the mergers, they will and will cause their subsidiaries to (i) conduct their respective businesses in the ordinary course in all material respects and (ii) use commercially reasonable efforts to (a) maintain and preserve intact their respective business organizations and advantageous business relationships and retain the services of their key officers and key employees, (b) maintain and keep material property and assets consistent with past practices, (c) maintain in effect all material permits consistent with past practices and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of KCG, GETCO, Knight, Knight Acquisition Corp, GETCO Acquisition, LLC, GA-GTCO Acquisition, LLC or any of their respective subsidiaries, as applicable, to timely obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the mergers. In addition, prior to the completion of the mergers, Knight and GETCO have agreed to use reasonable best efforts to manage capital consistently with current practice.

From the period from the date of the merger agreement to the completion of the mergers, each of GETCO and Knight will not, and will not permit any of its subsidiaries to, without the prior written consent of the other party (which consent will not be unreasonably withheld, denied, conditioned or delayed):

•

sell, lease, license, mortgage, encumber, transfer, convey, assign, or otherwise dispose of any of its material rights, properties or assets, tangible or intangible, other than in the ordinary course of business consistent with past practice to third parties who are not affiliates;

•

incur, assume or guarantee any indebtedness, cancel or waive any claims under any material indebtedness or amend or modify adversely to it in any material respect the terms relating to any such indebtedness, other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse or otherwise as an accommodation become responsible for obligations of any person, or other than in the ordinary course of business consistent with past practice make any material loans or advances;

•	adjust, split, combine or reclassify any capital stock, unit or other equity interest;

•

set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution, subject to certain exceptions;

•

grant any options, stock appreciation rights, restricted stock units or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock or equity interests, other than in the ordinary course of business;

•

issue or commit to issue any additional shares of capital stock or other equity interest other than pursuant to the exercise or settlement of Knight stock options or conversion of shares of the Knight Series A-1 Preferred Stock or upon the vesting of Class E units of GETCO, in each case that are outstanding as of the date of the merger agreement or that are issued following such date in compliance with the merger agreement or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any subsidiary;

•	enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

•

except as required under applicable law or the terms of any GETCO benefit plan or Knight benefit plan, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) increase in any manner the compensation or benefits payable to any current or former employee, officer, director or consultant, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, employee, independent contractor or consultant other than for cause, or (ix) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $700,000;

•

acquire (by merger, consolidation, purchase of assets or equity interests or otherwise) any businesses, assets, properties or interests in any other entity or merge or consolidate with any other entity, other than immaterial acquisitions of assets for cash in the ordinary course of business consistent with past practice;

•	make any capital expenditure requiring payments in excess of $10.0 million individually or $25.0 million in the aggregate;

•	make any material investment either by purchase of stock or securities or contributions to capital in excess of $25.0 million, other than in a wholly owned subsidiary;

•

enter into any new line of business or except as required by applicable law or the regulations or policies imposed on it by a governmental entity, change any material policy established by its board of directors or executive officers that generally applies to its operations;

•

amend its charter, bylaws, certificate of formation, limited liability company agreement or other comparable organizational documents, or otherwise take any action to exempt any person from any provision of such documents;

•

terminate or amend or otherwise modify in any material respect other than in the ordinary course of business or knowingly violate in any material respect the terms of, any GETCO material contract or Knight material contract or enter into any new agreements or contracts or other binding obligations (i) other than in the ordinary course of business, (ii) that would expressly prohibit or restrict GETCO or Knight, or their respective subsidiaries, from conducting their respective businesses, engaging in any business, soliciting any potential customer, operating in any geographical area or competing with any person or (iii) that would obligate GETCO or Knight, or their respective subsidiaries, to conduct business on an exclusive basis with any third party, that contains a “most favored nation” or similar covenant or that contains a non-competition or similar covenant;

•	settle or compromise any litigation, action or proceeding with a governmental entity, stockholder or unit holders;

•

commence, settle or compromise any litigation, action or proceeding with any entity other than a governmental entity, stockholder or unit holders except for (i) settlements involving only monetary remedies with a value not in excess of $5 million with respect to any individual litigation, action or proceeding or $15 million in the aggregate and (ii) the commencement of any litigation, action or proceeding in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	amend in a manner that adversely impacts the ability to conduct its business, terminate or allow to lapse any material permit;

•

cancel, abandon or allow to lapse any material intellectual property other than in the ordinary course of business consistent with past practice, or disclose to any third party any trade secret other than in the ordinary course of business consistent with past practice;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	intentionally take any action that is intended to result in any of the conditions to the mergers not being satisfied;

•

make, change or revoke any material tax election, change any material method of tax accounting or any annual tax accounting period, enter into any closing agreement, settle or compromise any material liability for taxes, file any material amended tax return, or surrender any right or claim to a material refund of taxes, in each case except in the ordinary course of business and consistent with past practice, or as would not have an adverse effect on it or its subsidiaries (or, following the closing, on KCG) that is material; or

•	agree to or make any commitment to do any of the forgoing.

GA-GTCO has agreed that, prior to the effective time of the mergers, (i) it will conduct its business in the ordinary course in all material respects, (ii) it will not, without the written consent of Knight and GETCO, take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the KCG, GETCO, Knight, Knight Acquisition Corp, GETCO Acquisition, LLC, GA-GTCO, GA-GTCO Acquisition, LLC or any of their respective subsidiaries, as applicable, to timely obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the mergers and (iii) it will not take any action that would cause its representations and warranties in the merger agreement to be untrue as of the date of the completion of the mergers (except with respect to any such representations and warranties that speak as of a specific date, in which case, as of such date). GA-GTCO has also agreed to capitalize or otherwise extinguish any of its outstanding debt prior to the completion of the mergers.

The parties have agreed to certain specified exceptions to the foregoing covenants and such exceptions are contained in disclosure schedules delivered by the parties to one another in connection with the merger agreement.

Regulatory Matters. Each of Knight, GETCO and, solely to the extent of any third-party consent or waiver or regulatory approval required to be obtained by GA-GTCO, GA-GTCO have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part.

Knight and GETCO have agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act of 1933, as amended, which we refer to as the Securities Act, as promptly as practicable after such filing, and to mail or deliver the joint proxy statement/prospectus to Knight stockholders and GETCO unitholders.

Knight, GETCO and KCG have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. Each of Knight, GETCO and KCG will use their respective reasonable best efforts to resolve, as promptly as practicable, any objections that may be asserted by any government entity with respect to the merger agreement or the mergers.

Knight and GETCO also have agreed to use their respective reasonable best efforts to prevent the entry, enactment or promulgation of any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to complete the merger agreement and the mergers. In the event that any action, suit, proceeding or investigation is commenced challenging any of the parties’ rights to complete the merger agreement and the mergers, Knight and GETCO have agreed to use their reasonable best efforts to take such actions as are necessary and appropriate to contest such action, suit, proceeding or investigation.

Stockholder Approval. Knight’s and GETCO’s respective boards of directors have resolved to recommend to the Knight stockholders and the GETCO voting unitholders, respectively, that they approve and adopt the merger agreement and the mergers. However, in the event that Knight’s or GETCO’s boards of directors receives an unsolicited acquisition proposal that (i) is more favorable to the Knight stockholders or the GETCO unitholders, as applicable, from a financial point of view than the merger agreement and the mergers and (ii) is reasonably likely to be consummated, which we refer to as a superior proposal, and such board of directors, in good faith, determines it would be in violation of its fiduciary duties if it failed to withdraw or modify its recommendation in favor of the merger agreement and the mergers, then such board of directors may, after providing notice to the other and the opportunity for the other party to match such a superior proposal, withdraw or modify its recommendation in favor of the merger agreement and the mergers.

Knight and GETCO have agreed, without qualification, to submit the merger agreement to a vote of their respective stockholders or unitholders, as applicable, at the Knight special meeting and the GETCO special meeting called for such purpose.

Employee Matters. The merger agreement provides that all employees of GETCO and Knight and their subsidiaries as of the effective time will be offered participation and coverage under KCG employee benefit plans that are no less favorable, on an aggregate basis, than the Knight employee benefit plans generally in effect for similarly situated employees of Knight. Following the completion of the mergers, KCG will provide employees who were employed with Knight or a Knight subsidiary immediately prior to the completion of the mergers with a base salary that is substantially similar to the base salary such employees received immediately prior to the completion of the mergers and incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of KCG who were employees of GETCO immediately prior to the completion of the merger. KCG will also provide employees of KCG who were employees of Knight immediately prior to the completion of the mergers with severance benefits at levels and pursuant to the terms of a severance plan maintained by Knight.

GETCO may also require Knight to cause KCG to adopt an equity incentive plan, which will be proposed by GETCO and reasonably acceptable to Knight. This equity plan will include a 5% equity pool and additional availability that is intended to permit equity-based awards in respect of KCG common stock to be made in ordinary course over the two-year period immediately following the completion of the mergers. This equity pool will be reserved for equity-based awards for employee of KCG (other than each of GETCO’s and Knight’s chief executive officers as of December 19, 2012, who will be eligible to receive equity-based awards outside of this equity pool).

Knight and GETCO will mutually agree to establish a retention program with a retention pool of not less than $10 million in the aggregate to be allocated to employees of Knight and GETCO based on the mutual agreement of the Chief Executive Officer of GETCO and the Chief Executive Officer of Knight. Knight and GETCO may each enter into retention agreements with participants in the retention program setting forth the terms of any retention award.

Other Covenants. The merger agreement contains certain additional covenants between the parties, including covenants relating to access to information, indemnification and insurance, state anti-takeover matters, notifications, further assurances and liability of directors and officers under Section 16(b) of the Exchange Act of 1934, as amended.

Voting and Support Agreements

Knight

In connection with entering into the merger agreement, Knight entered into voting and support agreements with GETCO’s largest unitholder, GA-GTCO, and GETCO’s founders, Stephen Schuler and Daniel Tierney, which we refer to as the GETCO voting agreements. The following summary of the GETCO voting agreements is subject to, and qualified in its entirety by reference to, the form of GETCO voting agreement attached to this joint proxy statement/prospectus as Annex E.

Pursuant to the GETCO voting agreements, each unitholder party to a GETCO voting agreement agreed to vote his, her or its GETCO units:

•	in favor of the approval of the merger agreement;

•

in favor of any proposal to adjourn or postpone any unitholder meeting to a later date if there are not sufficient votes for approval of the merger agreement on the date on which such unitholder meeting is held;

•	against any agreement, transaction or proposal that relates to an acquisition proposal or alternative transaction; and

•

against any action or agreement that results in or is reasonably likely to result in a breach of any representation, warranty or covenant of GETCO in the merger agreement or impair the ability of GETCO to complete the mergers.

The GETCO voting agreements do not limit in any way the ability of a unitholder who is a party thereto to discharge his or her fiduciary duties as a manager or director of GETCO, if any. The GETCO voting agreements also grant a proxy to Knight to vote the GETCO units subject to such agreements in the manner described above.

The GETCO voting agreements provide that each unitholder party to a GETCO voting and support agreement will not, other than pursuant to the mergers, directly or indirectly, sell (including short sell), transfer, pledge, encumber or otherwise dispose of such unitholder’s GETCO units or enter into any agreement with respect to a transfer of such unitholder’s GETCO units. The GETCO voting agreements will terminate upon the earlier of the completion of the mergers and the termination of the merger agreement in accordance with its terms.

As of the GETCO record date, the unitholders that are party to the GETCO voting agreements beneficially own an aggregate of approximately 5,917,339 outstanding GETCO units, which represent approximately 88.3% of the GETCO units entitled to vote at the GETCO special meeting. If all the voting units held by GA-GTCO, Stephen Schuler and Daniel Tierney are voted in accordance with the terms of the voting agreements, GETCO would have sufficient votes to approve the merger agreement and the mergers.

GETCO

In connection with entering into the merger agreement, GETCO entered into a voting and support agreement with TD Ameritrade, which we refer to as the Knight voting agreement. The following summary of the Knight voting agreement is subject to, and qualified in its entirety by reference to, the form of Knight voting agreement attached to this joint proxy statement/prospectus as Annex F.

Pursuant to the Knight voting agreement, TD Ameritrade agreed to vote all Knight common shares and Knight Series A-1 Preferred Stock held by it:

•	in favor of the approval of the merger agreement;

•

in favor of any proposal to adjourn or postpone any unitholder meeting to a later date if there are not sufficient votes for approval of the merger agreement on the date on which such unitholder meeting is held;

•	against any agreement, transaction or proposal that relates to an acquisition proposal or alternative transaction; and

•

against any action or agreement that results in or is reasonably likely to result in a breach of any representation, warranty or covenant of Knight in the merger agreement or impair the ability of Knight to complete the mergers.

The Knight voting agreement does not limit in any way the ability of TD Ameritrade to discharge any fiduciary duties it owes to Knight, if any. The Knight voting agreement also grants a proxy to GETCO to vote the Knight shares subject to such agreement in the manner described above.

The Knight voting agreement provides that TD Ameritrade will not, other than pursuant to the mergers, directly or indirectly, sell (including short sell), transfer, pledge, encumber or otherwise dispose of its Knight shares, or enter into any agreement with respect to a transfer of its Knight shares. The Knight voting agreement will terminate upon the earlier of the completion of the mergers and the termination of the merger agreement in accordance with its terms.

As of the Knight record date, TD Ameritrade beneficially owns an aggregate of approximately 26,000,013 Knight common shares, which represent, in aggregate, approximately 7.3% of the total voting power of Knight. Furthermore, as of the date of this filing, Fred J. Tomczyk, President and CEO of TD Ameritrade, is on the Knight board of directors.

As of the Knight record date, the shares covered by the TD Ameritrade voting agreement, taken together with the shares of Knight common stock owned by GETCO as of the record date, represent approximately [            ]% of the total voting power of Knight.

Warrant Agreement and the Warrants

The following describes the material provisions of the warrant agreement, which is attached as Annex G to this joint proxy statement/prospectus and which is incorporated by reference herein, and the Class A, Class B and Class C warrants to purchase shares of KCG common stock that will be issued as part of the merger consideration to certain former holders of GA-GTCO and GETCO in connection with the closing of the GA-GTCO merger and the GETCO merger, respectively (see “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ]). The warrant agreement will be entered into at or prior to the effective time of the GA-GTCO merger.

In connection with the amendment and restatement of the original merger agreement, the form of warrant agreement was revised to reflect the change in exchange ratios. This document describes the warrant agreement as revised.

The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the warrant agreement. This summary does not purport to be complete and may not contain all of the information about the warrant agreement that is important to you. Knight and GETCO encourage you to read carefully the warrant agreement in its entirety before making any decisions regarding the transactions. The warrant agreement and this summary of its terms have been included to provide you with information regarding the terms of the warrant agreement and the issuance of the warrants thereunder.

Exercise Price; Expiration

The Class A, Class B and Class C warrants issued as part of the merger consideration to holders of GA-GTCO and GETCO in connection with the closing of the GA-GTCO merger and the GETCO merger, respectively, will entitle holders to purchase shares of KCG common stock, on a one-for-one basis, subject to adjustments as provided by the warrant agreement and summarized below. The Class A warrants will be exercisable at an exercise price of $12.00 per share of KCG common stock; the Class B warrants will be exercisable at an exercise price of $13.50 per share of KCG common stock; and the Class C warrants will be exercisable at an exercise price of $15.00 per share of KCG common stock, in each case, subject to adjustments as provided by the warrant agreement and summarized below. All or a portion of the warrants to purchase shares of KCG stock will be exercisable at any time prior to (i) in the case of Class A warrants, four years from the date of execution of the warrant agreement, (ii) in the case of Class B warrants, five years from the date of execution of the warrant agreement and (iii) in the case of Class C warrants, six years from the date of execution of the warrant agreement. The following table sets forth information with respect to each class of warrants:

Class	Maximum Number of Warrants	Exercise Price	Term
Class A	8,333,333	$12.00	4 years
Class B	8,333,333	$13.50	5 years
Class C	8,333,333	$15.00	6 years

Exercise

The registered holder of warrants to purchase shares of KCG common stock can exercise all or any portion of the warrants evidenced by a warrant certificate by surrendering the warrant certificates evidencing the warrants to be exercised and delivering to the warrant agent identified in the warrant agreement: (1) a notice of exercise duly completed and signed, which signature will be guaranteed by a member of a recognized guarantee medallion program and (2) either (i) an amount equal to the aggregate exercise price for the number of full shares of KCG common stock as to which warrants are exercised, which exercise price may be delivered either in cash or by certified or official bank check payable to the warrant agent or (ii) by directing the warrant agent to exercise the warrants pursuant to a “cashless exercise,” in which case the registered holder will receive a number of shares of KCG common stock that is equal to the aggregate number of shares of KCG common stock for which the warrants are being exercised less the number of shares of KCG common stock that have an aggregate market price (as such term is defined in the warrant agreement) on the trading day on which such warrants are exercised that is equal to the aggregate exercise price for all such shares of KCG common stock. The warrant agreement also provides that if warrants are exercised such that the aggregate exercise price would exceed the aggregate market price of the shares of common stock issuable upon exercise, the exercise will be null and void, no shares will be issued upon that exercise, and such warrants will continue in effect subject to their terms.

Adjustments to Prevent Dilution

The number of shares of KCG common stock issuable upon exercise of a warrant, and the exercise price of such warrant, will be subject to adjustment in order to protect warrant holders from dilution in case of:

•	stock splits, subdivisions, reclassifications or combinations;

•	specified issuances of common shares or convertible securities;

•	certain distributions of securities, evidences of indebtedness, assets, rights or warrants;

•	specified share repurchases; and

•	cash dividends other than regular quarterly cash dividends

Listing of Common Stock Issuable upon Exercise of the Warrants

The warrants will not be listed or displayed on any securities exchange or electronic communications network. The warrant agreement provides that KCG will use commercially reasonably efforts to list the shares of KCG common stock issuable upon exercise of the warrants at any time on the principal stock exchanges on which the common stock of KCG is then listed or traded.

Effect of a Business Combination Transaction

In case of any merger, consolidation, statutory share exchange or similar transaction that requires the approval of KCG’s stockholders or reclassification of the KCG common stock (other than a reclassification that is otherwise provided for in the anti-dilution provisions of the warrant agreement), the warrant holder will upon exercise be entitled to receive, during the period specified by the warrant, an equivalent number of shares of common stock or other securities or property of the surviving entity that the holder would have been entitled to in such sale if the warrant to purchase shares of KCG common stock had been exercised immediately prior to such transaction. Appropriate adjustments will be made to the warrant to purchase shares of KCG common stock so that the right to exercise the warrant in exchange for any such shares of stock or other securities or property will remain substantially the same as prior to such transaction.

Transfer

At the option of the holder of a warrant, each warrant and all rights thereunder may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the registered holder, but only in accordance with the terms of the warrant agreement and in compliance with all applicable laws.

Share Rights

A warrant will not, prior to its exercise, confer upon its holder or such holder’s transferee, the right to vote or receive dividends, or consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of KCG or any other matter, or any rights whatsoever as stockholders of KCG.

Legends

Each certificate evidencing a warrant will have such insertions as are required or permitted by the warrant agreement and may have such letters, numbers or other marks of identification and such legends and endorsements, stamped, printed, lithographed or engraved thereon, as may be required to comply with the warrant agreement, any applicable law or any rule of any securities exchange on which the warrants may be listed.

Registration Rights Agreement

On or prior to the closing date, KCG will enter into a registration rights agreement with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC. Pursuant to the registration rights agreement, among other things, KCG will agree to file with the SEC a shelf registration statement on Form S-3 covering resales by Messrs. Schuler and Tierney and GA-GTCO Interholdco, LLC of the shares of KCG common stock to be received by them in the mergers. Subject to the terms and conditions of the registration rights agreement, Messrs. Schuler and Tierney and GA-GTCO Interholdco, LLC may request to sell all or any portion of the shares of KCG common stock to be received by them in the mergers in one or more underwritten registered offerings pursuant to the shelf registration statement. The registration rights agreement also provides Messrs. Schuler and Tierney and GA-GTCO Interholdco, LLC with certain other customary demand registration rights and piggyback registration rights, in each case subject to the terms and conditions of the registration rights agreement. The form of registration rights agreement is attached as Annex H to this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial statements (the “Unaudited Pro Forma Financial Statements”) have been derived by the application of pro forma adjustments to the historical unaudited consolidated interim financial statements of Knight, incorporated by reference and GETCO, included elsewhere in this joint proxy statement/prospectus and the historical audited consolidated financial statements of Knight, incorporated by reference, and GETCO, included elsewhere in this joint proxy statement/prospectus. The historical financial statements of GA-GTCO contained principally GA-GTCO’s investment in GETCO. As a first step of the Transactions (as defined below), GA-GTCO Interholdco, LLC, which is the holder of all of the interests in GA-GTCO, will exchange its interests in GA-GTCO for shares of common stock and warrants of KCG in the merger of GA-GTCO with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG. The units of GETCO acquired by GA-GTCO Acquisition, LLC in the GA-GTCO merger will be cancelled as part of the Transactions. The historical financial statements of GA-GTCO also included certain assets and liabilities ancillary to its investment in GETCO that will be removed from GA-GTCO’s financial statements prior to the closing of the GA-GTCO merger and therefore not transferred to KCG as part of the Transactions. The only assets of GA-GTCO that will remain at and after the time of closing are potential tax receivables, which are required to be paid to GA-GTCO Interholdco, LLC upon receipt pursuant to the merger agreement. Accordingly, the acquisition of GA-GTCO has no impact on the Unaudited Pro Forma Financial Statements and as a result information about GA-GTCO has not been included in this analysis.

The unaudited pro forma condensed combined consolidated balance sheet (the “Unaudited Pro Forma Balance Sheet”) at March 31, 2013 gives effect to the mergers, including: (i) the accounting acquisition of Knight by GETCO, (ii) the assumed debt financing as part of the transactions and repayment of substantially all existing Knight and GETCO long-term debt, (iii) the cash election by existing holders of Knight common stock, as discussed in more detail below, (iv) the capital contribution by affiliates of General Atlantic to GETCO (together with (i), (ii), and (iii), the “Transactions”) and (v) such other adjustments as described in the footnotes below as if these transactions occurred on March 31, 2013.

The unaudited pro forma condensed combined consolidated statements of operations (the “Unaudited Pro Forma Income Statements”) for the three months ended March 31, 2013 and the year ended December 31, 2012, give effect to the Transactions as if they had occurred on January 1, 2012, and reflect pro forma adjustments that are expected to have a continuing impact on the results of operations.

Note that certain reclassifications have been made to the historical financial statements of GETCO and Knight to align their presentation in the Unaudited Pro Forma Financial Statements.

The Unaudited Pro Forma Financial Statements have been prepared by management for illustrative purposes only and do not purport to represent what the results of operations, balance sheet data or other financial information of KCG would have been if the Transactions had occurred as of the dates indicated or what such results will be for any future periods. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this joint proxy statement/prospectus. The historical financial information has been adjusted to give effect to pro forma events that are: (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Income Statements, expected to have a continuing impact on the combined results of KCG. As such, the Unaudited Pro Forma Income Statements for the three months ended March 31, 2013 and the year ended December 31, 2012 presented do not reflect non-recurring charges that will be incurred in connection with the Transactions. The Unaudited Pro Forma Income Statements also do not reflect any cost savings from potential operating efficiencies or associated costs to achieve such savings or synergies that are expected to result from the Transactions nor do they include any costs associated with severance, exit or disposal of businesses or assets, restructuring or integration activities resulting from the Transactions, as they are currently not known, and to the extent they arise, they are expected to be non-recurring and will not have been incurred at the closing date of the mergers. However, such costs could affect the combined company following the mergers in the period the costs are incurred. Further, the Unaudited Pro Forma Financial Statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the mergers.

The Unaudited Pro Forma Financial Statements have been prepared giving effect to the accounting acquisition of Knight by GETCO in a transaction to be accounted for as a purchase in accordance with ASC Topic No. 805, Business Combinations. Under the acquisition method of accounting, the total estimated purchase price, calculated as described in the notes to the Unaudited Pro Forma Financial Statements, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. See “The Mergers—Accounting Treatment” beginning on page [    ].

For purposes of the Unaudited Pro Forma Financial Statements, Knight and GETCO management have made a preliminary allocation of the estimated purchase price of the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair values, as described in the notes to these Unaudited Pro Forma Financial Statements. A final purchase price allocation will be based on the actual net tangible and intangible assets that exist as of the acquisition date and will be completed after asset and liability valuations are finalized. Any final adjustments may change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in differences when compared to the pro forma adjustments included in the Unaudited Pro Forma Financial Statements presented herein. Amounts preliminarily allocated to assets and liabilities may change significantly, which could result in a material increase or decrease in pro forma depreciation or amortization expense. Estimates related to the determination of the useful lives of assets acquired may also change, which could result in a material increase or decrease in pro forma depreciation or amortization expense.

The pro forma adjustments represent Knight and GETCO managements’ estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The cash/stock election of existing Knight stockholders’ common stock with respect to the Transactions is subject to several potential outcomes that could have a wide range of possible effects. The Unaudited Pro Forma Financial Statements have been prepared to reflect the different outcomes of the election as described in the “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ]. The two scenarios, Minimum Case and Maximum Case (as defined below), have the Knight stockholders either electing (a) the maximum number of shares of KCG common stock and no cash in the Minimum Case, or (b) the maximum amount of cash ($720.0 million in aggregate) and the minimum number of shares of KCG common stock in the Maximum Case.

Minimum Case

The Minimum Case scenario assumes that all existing Knight stockholders will not elect to receive cash for their common stock and will receive subject to certain adjustments to prevent issuance of fractional shares, one third of a share of common stock in KCG for each share of Knight common stock they hold prior to the completion of the mergers. This scenario would result in former GETCO unitholders owning 41.7% of KCG on a pro forma basis immediately following the mergers (excluding shares of KCG common stock issuable upon exercise of the warrants). With respect to this scenario, GETCO will be deemed the accounting acquirer of Knight and the acquisition will be treated as a reverse merger. This determination is made based on the consideration of all quantitative and qualitative factors, including the following:

•	certain former unitholders of GETCO will control the largest blocks of voting shares in KCG with the remaining shares of KCG being owned in smaller amounts by a diverse group of investors;

•	five of the initial nine members of KCG’s Board of Directors will be selected by GETCO or GA-GTCO, while Knight will select the remaining four members, including the Chairman of the Board; and

•	the Chief Executive Officer and other key management of GETCO will assume leadership positions at KCG upon consummation of the Transactions.

Under this scenario, KCG will refinance approximately $490.0 million of existing Knight and GETCO debt based on the terms of the commitment letter. In this scenario, KCG will borrow approximately $840.0 million, with $535.0 million borrowed under the first lien term loan facility and $305.0 million borrowed as second lien notes. Also up to $55.0 million in additional contributions will be sourced from affiliates of General Atlantic to GETCO immediately prior to the consummation of the mergers.

Maximum Case

The Maximum Case assumes that existing Knight stockholders elect to receive the maximum amount of cash consideration of $720.0 million as described in “The Merger Agreement—Merger Consideration; Conversion of Shares and Units” beginning on page [    ].

In this scenario, each remaining share of Knight common stock held by existing Knight stockholders will be exchanged on a three-for-one basis for KCG common stock. This scenario would result in former GETCO unitholders owning approximately 64.3% of KCG on a pro forma basis (excluding shares of KCG common stock issuable upon exercise of the warrants). With respect to this scenario, GETCO will be deemed the accounting acquirer of Knight and the acquisition will be treated as a reverse merger based on the controlling ownership position of the former GETCO unitholders and factors similar to those described above with respect to the Minimum Case.

Under this scenario, KCG will refinance approximately $490.0 million of existing Knight and GETCO debt based on the terms of the commitment letter. In this scenario, KCG will borrow approximately $840.0 million, with $535.0 million borrowed under the first lien term loan facility and $305.0 million borrowed as second lien notes. Also up to $55.0 million in additional contributions will be sourced from affiliates of General Atlantic to GETCO immediately prior to the consummation of the mergers

Both Cases

In the accompanying notes, we describe the assumptions underlying the pro forma adjustments for both the Minimum Case and the Maximum Case. The Unaudited Pro Forma Financial Statements should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Financial Statements;

•	the separate historical audited consolidated financial statements of GETCO as of and for the year ended December 31, 2012, included herein;

•	the separate historical unaudited consolidated interim financial statements of GETCO as of and for the three months ended March 31, 2013, included herein;

•

the separate historical audited consolidated financial statements and notes thereto of Knight as of and for the year ended December 31, 2012, included in Knight’s Current Report on Form 8-K filed on May 13, 2013 and incorporated by reference herein;

•

the separate historical unaudited consolidated interim financial statements and notes thereto of Knight as of and for the three months ended March 31, 2013, included in Knight’s Quarterly Report on Form 10-Q and incorporated by reference herein;

•

the other information contained in or incorporated by reference into this document. See “Incorporation of Certain Documents by Reference”, “Selected Historical Consolidated Financial Data of Knight” and “Selected Historical Consolidated Financial Data of GETCO”.

KCG Holdings, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of March 31, 2013

(dollars and shares in millions, except per share data)

ASSUMING MINIMUM CASE

	Unaudited Historical		Pro Forma Adjustments
	GETCO	Knight	Other Adjustments	Note		Purchase Price Adjustments	Note		Debt Refinancing	Note		KCG Pro Forma
Assets
Cash and cash equivalents	$352.2	$439.2	$55.0	(a	)	$—			$279.3	(a	)	$1,125.7
Cash and securities segregated under federal and other regulations	—	173.0	—			—			—			173.0
Receivables from brokers, dealers, exchanges and clearing organizations	202.6	1,107.2	—			—			—			1,309.8
Financial instruments owned, at fair value	686.4	6,864.9	—			—			—			7,551.3
Securities borrowed	74.4	1,414.8	—			—			—			1,489.2
Investments	257.4	79.1	(211.6)	(c	)	21.0	(b	)	—			145.9
Intangible assets, net of amortization	44.7	53.2	—			149.2	(b	)	—			247.1
Goodwill	4.6	213.9	—			(213.9)	(b	)	—			4.6
Assets of business held for sale	—	145.7	—			—			—			145.7
Income taxes receivable	—	123.0	—			—			—			123.0
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	82.2	92.2	—			(16.0)	(b	)	—			158.4
Other assets	24.2	206.6	34.5	(d	)	(15.0)	(b	)	23.9	(e	)	274.2

Total assets	$1,728.7	$10,912.8	$(122.1)			$(74.7)			$303.2			$12,747.9

Liabilities and Equity
Financial instruments sold not yet purchased, at fair value	$587.3	$1,726.9	$—			$—			$—			$2,314.2
Payables to brokers, dealers and clearing organizations	5.4	404.0	—			—			—			409.4
Collateralized financings	—	6,089.2	—			—			—			6,089.2
Payables to customers	—	462.0	—			—			—			462.0
Compensation payable	10.7	64.9	—			7.5	(b	)	—			83.1
Liabilities of business held for sale	—	85.6	—			—			—			85.6
Accounts payable and accrued expenses	121.5	201.7	—			33.9	(b	)	150.4	(a	)	507.5
Long-term debt	34.2	392.5	—			(1.4)	(b	)	198.9	(a	)	624.2

Total liabilities	759.1	9,426.8	—			40.0			349.3			10,575.2
Total Equity
Members’ Equity	843.3	—	(843.3)	(d	)	—			—			—
Common Stock	—	4.5	0.5	(a,d	)	(3.2)	(f	)	—			1.8
Additional paid in Capital	—	1,647.9	847.0	(a,d	)	(277.9)	(f	)	(46.1)	(a,e	)	2,170.9
Retained Earnings	—	701.2	—			(701.2)	(f	)	—			—
Treasury stock, at cost	—	(864.4)	—			864.4	(f	)	—			—
Accumulated other comprehensive income	126.3	(3.2)	(126.3)	(c	)	3.2	(f	)	—			—

Total Equity	969.6	1,486.0	(122.1)			(114.7)			(46.1)			2,172.7

Total Liabilities and Equity	$1,728.7	$10,912.8	$(122.1)			$(74.7)			$303.2			$12,747.9

Book value per share												$11.94

Pro forma shares outstanding												182.0

See accompanying notes to the Unaudited Pro Forma Financial Statements—Minimum Case

KCG Holdings, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

For three months ended March 31, 2013

(dollars and shares/units in millions, except per share data)

ASSUMING MINIMUM CASE

	Unaudited Historical		Pro Forma Adjustments
	GETCO	Knight	Other Adjustments	Note		Purchase Price Adjustments	Note		Debt Refinancing	Note		KCG Pro Forma
Revenues
Total Revenues	$112.9	$285.2	$—			$—			$—			$398.1
Expenses
Employee compensation and related benefits	32.6	107.8	(0.8)	(i	)	—			—			139.6
Regulatory, exchange and clearing fees	41.0	50.5	—			—			—			91.5
Communications and data processing	19.7	22.2	1.0	(i	)	—			—			42.9
Depreciation and amortization	8.2	9.7	—			3.9	(h	)	—			21.8
Professional fees	7.0	13.0	(6.1)	(i	)	—			—			13.9
Occupancy, communication, and office	3.9	5.4	—			—			—			9.3
Writedown of assets & lease loss accrual and restructuring	2.6	—	—			—			—			2.6
Payments for order flow	0.9	35.1	—			—			—			36.0
Interest expense	0.5	13.1	—			—			2.7	(j	)	16.3
Other	3.8	10.5	—			—			0.5	(j	)	14.8

Total expenses	120.2	267.3	(5.9)			3.9			3.2			388.7
Income (loss) before income taxes	(7.3)	17.9	5.9			(3.9)			(3.2)			9.4
Provision (benefit) for income taxes	2.0	6.9	(2.5)	(g	)	(1.5)	(g	)	(1.3)	(g	)	3.6

Income (loss) from continuing operations	$(9.3)	$11.0	$8.4			$(2.4)			$(1.9)			$5.8

Basic earnings (loss) per share/unit from continuing operations	$(0.82)	$0.04										$0.03

Diluted earnings (loss) per share/unit from continuing operations	$(0.82)	$0.03										$0.03

Weighted average shares/units outstanding—Basic	8.0	253.0										182.0

Weighted average shares/units outstanding—Diluted	8.0	361.1										182.0

See accompanying notes to the Unaudited Pro Forma Financial Statements—Minimum Case

KCG Holdings, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

For the year ended December 31, 2012

(dollars and shares/units in millions, except per share data)

ASSUMING MINIMUM CASE

	Historical		Pro Forma Adjustments
	GETCO	Knight	Other Adjustments	Note		Purchase Price Adjustments	Note		Debt Refinancing	Note		KCG Pro Forma
Revenues
Total Revenues	$551.5	$590.3	$—			$—			$—			$1,141.8
Expenses
Employee compensation and related benefits	161.4	407.3	(3.3)	(i	)	—			—			565.4
Regulatory, exchange and clearing fees	185.8	195.4	—			—			—			381.2
Communications and data processing	84.1	89.0	6.0	(i	)	—			—			179.1
Depreciation and amortization	34.9	43.1	—			14.5	(h	)	—			92.5
Professional fees	19.2	29.7	(8.7)	(i	)	—			—			40.2
Occupancy, communication, and office	16.0	22.2	—			—			—			38.2
Writedown of assets & lease loss accrual and restructuring	—	28.7	—			—			—			28.7
Payments for order flow	3.3	90.6	—			—			—			93.9
Interest expense	2.7	51.0	—			—			24.4	(j	)	78.1
Other	17.7	46.1	1.6	(i	)	—			2.3	(j	)	67.7

Total expenses	525.1	1,003.1	(4.4)			14.5			26.7			1,565.0
Income (loss) before income taxes	26.4	(412.9)	4.4			(14.5)			(26.7)			(423.2)
Provision (benefit) for income taxes	10.3	(146.3)	1.9	(g	)	(5.7)	(g	)	(10.5)	(g	)	(150.3)

Income (loss) from continuing operations	$16.2	$(266.6)	$2.5			$(8.8)			$(16.2)			$(272.9)

Basic earnings (loss) per share/unit from continuing operations	$1.29	$(5.38)										$(1.50)

Diluted earnings (loss) per share/unit from continuing operations	$1.29	$(5.38)										$(1.50)

Weighted average shares/units outstanding—Basic	8.6	119.4										182.0

Weighted average shares/units outstanding—Diluted	8.6	119.4										182.0

See accompanying notes to the Unaudited Pro Forma Financial Statements—Minimum Case

Notes to the Unaudited Pro Forma Financial Statements—Minimum Case

The Unaudited Pro Forma Financial Statements include certain pro forma adjustments to give effect to the Transactions. The pro forma adjustments are as follows:

Unaudited Pro Forma Balance Sheet:

a)	The Unaudited Pro Forma Balance Sheet reflects the incurrence of debt, use of cash on hand, contribution of equity, payment of acquisition consideration (stock consideration only) and the payment of fees and expenses in connection with the Transactions as if they had occurred on March 31, 2013 as follows:

(in millions)
	Sources of Funds		Uses of Funds
First Lien Term Loans (i)	$535.0	Refinance of Knight Debt (iv)	$475.5
Second Lien Term Notes (i)	305.0	Refinance of GETCO Debt (v)	15.2
General Atlantic Additional Contribution (iii)	55.0	Increased Operating Cash (ii)	334.3
		Debt Placement Costs (vi)	28.1
		Deal Fees (vi)	41.9

Total Sources	$895.0	Total Uses	$895.0

i.	Represents estimated amount KCG will borrow under the first lien term loan facility ($535.0 million) and second lien term notes ($305.0 million) and included as an increase in long-term debt for the long term portion of first lien term loan facility and the second lien term notes, increase in accounts payable and accrued expenses for the first lien term loan facility payable within the first twelve months ($235.0 million) and increase in cash and cash equivalents in debt refinancing.
ii.	Represents pro forma estimated additional cash on hand at both Knight and GETCO at March 31, 2013 after financing the merger to finance working capital requirements.
iii.	Represents the capital contribution from affiliates of General Atlantic to GETCO immediately prior to the consummation of the mergers and is included in other adjustments. (Additional paid in capital of $55.0 million and Common stock of a number that rounds to $0.0)
iv.	Represents $375.0 million of cash convertible notes and $100.0 million of borrowing under a credit arrangement included in long-term debt, which includes $50.0 million currently payable, and $0.5 million of interest payable included in accounts payable and accrued expenses. These amounts are included in debt refinancing.
v.	Represents $15.0 million of long term notes payable included in long-term debt and $0.2 million of interest payable included in accounts payable and accrued expenses. These amounts are included in debt refinancing.
vi.	To effect the Transactions, GETCO and Knight are expected to incur approximately $70.0 million of transaction expenses representing approximately $41.9 million to be expensed as deal fees and $28.1 million in capitalized deferred debt placement costs to be amortized over the lives of the loans described in i. above.

b)	The acquisition of Knight will be accounted for as a business combination under the acquisition method of accounting pursuant to ASC 805 Business Combinations. The pro forma adjustments reflect the preliminary estimate of (i) the fair value of the consideration transferred with respect to the Transactions and (ii) the preliminary estimate of the fair value of identifiable assets acquired and liabilities assumed. The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of the assets acquired, including the fair values of the acquired intangible assets, and the liabilities assumed as of the acquisition date. As such, the following preliminary purchase price allocation is subject to adjustment and such adjustments may be material:

Purchase Price Calculations		(in millions)
Total Consideration	Basis of Calculation	Total
Estimated fair value of KCG shares issued to current Knight shareholders	301.0 M shares @ $3.75	$1,128.8
Vested RSUs (i)	5.6 M shares @ $3.75	21.0
Fair value of non-vested RSUs earned (i)	2.2 M shares @ $3.75	8.2
Fair value of previously held equity interest:
Existing GETCO ownership of Knight	56.9 M shares @ $3.75	213.3

Total Consideration and Fair value of previously held equity interest		$1,371.3

Identifiable Net Assets
Cash and cash equivalents		$439.2
Cash and securities segregated under federal and other regulations		173.0
Receivables from brokers, dealers, exchanges and clearing organizations		1,107.2
Financial instruments owned, at fair value		6,864.9
Securities borrowed		1,414.8
Investments (ii)		100.1
Intangibles (iii)		202.4
Assets of business held for sale		145.7
Income taxes receivable		123.0
Fixed assets and leasehold improvements, net (iv)		76.2
Other assets (v)		191.6

Total Assets		10,838.1
Financial instruments sold, not yet purchased, at fair value		1,726.9
Payables to brokers, dealers and clearing organizations		404.0
Collateralized financings		6,089.2
Payable to customers		462.0
Compensation payable (vi)		72.4
Accrued expenses and other liabilities (vii)		235.6
Liabilities of business held for sale		85.6
Long-term debt (viii)		391.1

Total Liabilities		9,466.8
Total identified assets acquired, net of assumed liabilities		1,371.3

Goodwill (ix)		$—

i.

Vested RSUs represent outstanding Knight RSUs at March 31, 2013 which, based upon the terms of such RSUs, will vest upon the merger. Upon completion of the mergers, holders of such RSUs will receive one third of a share of common stock of KCG for each such RSU. As such, these RSUs are included in deal consideration. Fair value of non-vested RSUs earned represent a portion of the value of the outstanding Knight RSUs (11.6 million) at March 31, 2013 which, based upon the terms of such RSUs, will not vest upon the merger. Upon completion of the mergers, holders of these RSUs will receive one third of a share of unvested KCG RSUs for each such Knight RSU surrendered, with the vesting (i.e., service condition) of such replacement RSUs being equal to those of the Knight RSUs that will be surrendered. The portion of the replacement RSUs that is being included in Total Consideration has been determined pursuant to

ASC 805-30-30-9 through 13 based on fair values of the replacement awards less the amount attributed to pre-merger service. There are also certain fully vested and exercisable Knight options outstanding that entitle the holders to purchase Knight shares. These options have not been included in the determination of purchase consideration because management does not expect any of these options to be exercised prior to the acquisition date because their exercise prices, which as of March 31, 2013 ranged from $6.06 to $19.36, are significantly greater than the estimated Knight share value of $3.75. In addition, the intrinsic value as measured by a Black-Scholes valuation is not significant.
ii.	Represents the impact of adjusting Knight’s existing investments to fair value at the time of mergers (representing an increase in investments of $21.0 million).
iii.	Represents acquired identifiable intangible assets of $202.4 million related to technology, customer relationships and trade name, which is an increase of $149.2 million from Knight’s intangible asset balance as of March 31, 2013.
iv.	Reflects the re-characterization of capitalized internally developed software as technology intangibles ($16.0 million).
v.	Reflects a $15.0 million reduction in net deferred tax assets related to the preliminary purchase price adjustments primarily related to changes in goodwill and intangibles. At March 31, 2013, Knight had historical goodwill and intangibles of $267.1 million comprising goodwill of $213.9 million and intangible assets, net of accumulated amortization of $53.2 million. A portion of the existing Knight ($134.2 million) goodwill is not deductible for tax purposes and therefore is not included in the current deferred tax asset. As indicated above, Knight’s intangibles have a fair value of $202.4 million at March 31, 2013.
vi.	Reflects the assumed liability of the retention payment for the KCG Chairman of the Board due at close ($7.5 million).
vii.	Reflects the impact of the change in control provision at the date of the merger on the existing Knight debt (increase of $33.9 million in accounts payable and accrued expenses). This $33.9 million plus the $391.1 million fair value of this debt (see viii below) equals $425.0 million, which is the total amount of repayment required following the change in control.
viii.	Represents the impact of adjusting Knight’s existing long-term debt to fair value of $391.1 million at the time of mergers (decrease in long-term debt of $1.4 million).
ix.	Represents a reduction of $213.9 million in Knight’s goodwill balance as of March 31, 2013.

c)	Represents the elimination of the GETCO investment in Knight Common stock at fair value ($211.6 million), which includes $126.3 million recorded in other comprehensive income relating to unrealized gain on this investment through March 31, 2013.

d)	As a result of the Transactions, the GETCO partnership structure is treated as being recast into a corporate structure (for accounting purposes). The following assumptions have been made:

i.	Common Stock reflects the KCG share equivalent at par value of $0.01 ($0.7 million) based on 71.0 million shares issued to GETCO Class A, Class B and Class P unitholders based on the agreed conversion ratios, and 4.9 million shares issued to GA-GTCO for their $55.0 million contribution outlined in (a) above.

ii.	As of March 31, 2013, GETCO will create a deferred tax asset to reflect the beginning deferred tax balance at the transaction date ($34.5 million). The deferred tax asset is created by the following book and tax differences as of March 31, 2013.

As of March 31, 2013
Intangible assets	$3.0
Fixed Assets	(13.6)
Investments	2.2
Intangibles as part of equity*	91.9
Timing of other expenses	3.8

Total deferred items	87.3
Effective tax rate	39.5%

Deferred taxes	$34.5

*	Represents amortizable intangibles from partner repurchases and sales which transfer to the company less the non-taxable gain on Knight shares from GETCO.

This amount has been included as an increase of net deferred tax assets within the other assets line item and an increase in additional paid in capital.

iii.	The remainder of members’ equity has been reclassified as additional paid in capital. Below is a full reconciliation of the re-categorization of GETCO members’ equity.

	Common Stock	Additional paid in Capital
Pro forma share adjustment (1)	$0.5	$—
Remaining GETCO Historic Members’ equity	—	842.8
Reflecting the deferred tax assets from (ii) above	—	34.5
General Atlantic investment of $55.0 million	—	55.0
Intercompany elimination of Knight investment at original value	—	(85.3)

Amounts reflected in Other adjustments	$0.5	$847.0

1.	Represents the par value of the incremental shares received by GETCO unitholders (71.0 million shares less 19.0 million shares (as converted) @ $0.01 per share)

e)	Represents the elimination of existing deferred financing costs of $4.2 million ($0.2 million and $4.0 million for GETCO and Knight, respectively) and the capitalization of estimated deferred financing costs associated with the new debt financing of $28.1 million. Actual deferred financing costs may differ.

f)	The pro forma adjustments to stockholders’ equity in purchase price adjustments represent the elimination of historical Knight stockholders’ equity and the equity purchase (consideration) from GETCO as follows:

	Elimination of existing Equity	Total Consideration and Fair Value of previously held equity interest (i)	Change in Equity
Common Stock	$(4.5)	$1.3	$(3.2)
Additional paid in Capital	(1,647.9)	1,370.0	(277.9)
Retained Earnings	(701.2)		(701.2)
Treasury stock, at cost	864.4		864.4
Accumulated other comprehensive income	3.2		3.2

	$(1,486.0)	$1,371.3	$(114.7)

Consideration paid		$1,371.3
Less par value (ii)		(1.3)

Change in Additional paid in Capital		$1,370.0

i.	Represents total consideration of $1,371.3 (as described in (b)) with the excess of the total over the par value of KCG shares issued to current Knight stockholders and RSU holders plus the par value of GETCO’s existing ownership in Knight (as described in f.ii. below) being recorded in Additional paid in capital.

ii	Represents the par value ($0.01 per share) of the KCG shares and RSUs issued to current Knight stockholders (100.3 million shares), vested RSU holders (1.9 million shares/RSUs), and all non-vested RSU holders (3.9 million RSUs) and of GETCO’s previously held equity interest (19.0 million shares), as detailed in the table below.

Par Value Calculation

	Shares of Knight	Equivalent shares of KCG*	Par Value**
Current Knight Stockholders	301.0	100.3	1.0
Vested RSU's	5.6	1.9	0.0
Non-Vested RSU's	11.6	3.9	0.0
Existing GETCO held equity interest in Knight	56.9	19.0	0.2

	375.1	125.0	1.3

*	Based on 3 for 1 exchange ratio

**	Par Value equivalent to $0.01 per share

Unaudited Pro Forma Income Statement:

g)	Reflects the tax effect of the pro forma adjustments, using a combined federal and state statutory income tax rate estimated at 39.5%.

h)	The pro forma adjustments related to Knight’s amortization of intangibles:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Pro forma amortization expense (i)	$8.7	$34.7
Less: Historical amortization expense	(4.8)	(20.2)

Change in amortization expense	$3.9	$14.5

i.	Represents pro forma amortization expense relating to the preliminary fair value of Knight’s intangibles of $202.4 million being amortized over depreciable lives ranging from 5 to 10 years.

i)	Represents reclassifications of expense line items to conform GETCO’s and Knight’s historical financial statements. In addition, deal costs that are currently reflected in the income statements in both the three months ended March 31, 2013 and the year ended December 31, 2012 of $5.9 million and $4.4 million, respectively, have been removed from the income statement given that these are non-recurring charges directly related to the Transactions.

j)	Reflects changes in interest expense and deferred financing expenses for debt issued in connection with the Transactions:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Cash Interest Expense:
Interest expense in connection with the Transactions (i)	$10.6	$55.9
Less: historical interest expense on refinanced debt (ii)
Knight	(7.7)	(30.3)
GETCO	(0.2)	(1.2)

Total pro forma adjustment	$2.7	$24.4

Deferred Financing Expense:
Amortization of debt issuance costs (iii)	$1.5	$6.1
Less: historical deferred financing expense on refinanced debt (ii)
Knight	(0.9)	$(3.6)
GETCO	(0.1)	$(0.2)

Total pro forma adjustment	$0.5	$2.3

i.	The interest rate on the first lien term loan is based on LIBOR plus a margin of 4.50%. The first lien term loan will have a first year amortization of $235.0 million with covenants restricting the use of asset sale proceeds to the retirement of debt and equal quarterly payments of $7.5 million thereafter. For purposes of the Unaudited Pro Forma Income Statements, the effective interest rate on the first lien term loan has been assumed to be 5.75%, which reflects a LIBOR floor of 1.25%. The senior secured second lien notes have a five year term. The interest rate on the second lien notes is 8.25%. The effect on net income (after taking into effect tax) of a 1/8 percent variance in interest rates would be $0.2 million and $0.6 million for the three month periods and the year, respectively.
ii.	Eliminations of interest expense, deferred debt placement costs and commitment fees incurred in historical income statements related to the existing debt of both GETCO and Knight that will be refinanced as part of the Transactions.
iii.	Assumes total capitalized debt issuance costs of $28.1 million with $20.1 million being amortized over a four and a half-year period in the case of the first lien term loan, and $8.0 million over five years for the second lien notes.

KCG Holdings, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of March 31, 2013

(dollars and shares in millions, except per share data)

ASSUMING MAXIMUM CASE

	Unaudited Historical		Pro Forma Adjustments
	GETCO	Knight	Other Adjustments	Note		Purchase Price Adjustments	Note		Share Repurchase & Debt Refinancing	Note		KCG Pro Forma
Assets
Cash and cash equivalents	$352.2	$439.2	$55.0	(a	)	$—			$(440.7)	(a	)	$405.7
Cash and securities segregated under federal and other regulations	—	173.0	—			—			—			173.0
Receivables from brokers, dealers, exchanges and clearing organizations	202.6	1,107.2	—			—			—			1,309.8
Financial instruments owned, at fair value	686.4	6,864.9	—			—			—			7,551.3
Securities borrowed	74.4	1,414.8	—			—			—			1,489.2
Investments	257.4	79.1	(211.6)	(c	)	21.0	(b	)	—			145.9
Intangible assets, net of amortization	44.7	53.2	—			149.2	(b	)	—			247.1
Goodwill	4.6	213.9	—			(213.9)	(b	)	—			4.6
Assets of business held for sale and discontinued operations	—	145.7	—			—						145.7
Income taxes receivable	—	123.0	—			—			—			123.0
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	82.2	92.2	—			(16.0)	(b	)	—			158.4
Other assets	24.2	206.6	34.5	(d	)	(15.0)	(b	)	23.9	(e	)	274.2

Total assets	$1,728.7	$10,912.8	$(122.1)			$(74.7)			$(416.8)			$12,027.9

Liabilities and Equity
Financial instruments sold not yet purchased, at fair value	$587.3	$1,726.9	$—			$—			$—			$2,314.2
Payables to brokers, dealers and clearing organizations	5.4	404.0	—			—			—			409.4
Collateralized financings	—	6,089.2	—			—			—			6,089.2
Payables to customers	—	462.0	—			—			—			462.0
Compensation payable	10.7	64.9	—			7.5	(b	)	—			83.1
Liabilities of business held for sale and discontinued operations	—	85.6	—			—			—			85.6
Accounts payable and accrued expenses	121.5	201.7	—			33.9	(b	)	150.4	(a	)	507.5
Long-term debt	34.2	392.5	—			(1.4)	(b	)	198.9	(a	)	624.2

Total liabililties	759.1	9,426.8	—			40.0			349.3			10,575.2

Total Equity
Members’ Equity	843.3	—	(843.3)	(d	)	—			—			—
Common Stock	—	4.5	0.5	(a,d	)	(3.2)	(f	)	(0.6)	(a	)	1.2
Additional paid in Capital	—	1,647.9	847.0	(a,d	)	(277.9)	(f	)	(765.5)	(a,e	)	1,451.5
Retained Earnings	—	701.2	—			(701.2)	(f	)	—			—
Treasury stock, at cost	—	(864.4)	—			864.4	(f	)	—			—
Accumulated other comprehensive income	126.3	(3.2)	(126.3)	(c	)	3.2	(f	)	—			—

Total Equity	969.6	1,486.0	(122.1)			(114.7)			(766.1)			1,452.7

Total Liabilities and Equity	$1,728.7	$10,912.8	$(122.1)			$(74.7)			$(416.8)			$12,027.9

Book value per share												$12.31

Pro forma shares outstanding												118.0

See accompanying notes to the Unaudited Pro Forma Financial Statements—Maximum Case

KCG Holdings, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

For three months ended March 31, 2013

(dollars and shares/units in millions, except per share data)

ASSUMING MAXIMUM CASE

	Unaudited Historical		Pro Forma Adjustments
	GETCO	Knight	Other Adjustments	Note		Purchase Price Adjustments	Note		Share Repurchase & Debt Refinancing	Note		KCG Pro Forma
Revenues
Total Revenues	$112.9	$285.2	$—			$—			$—			$398.1
Expenses
Employee compensation and related benefits	32.6	107.8	(0.8)	(i	)	—			—			139.6
Regulatory, exchange and clearing fees	41.0	50.5	—			—			—			91.5
Communications and data processing	19.7	22.2	1.0	(i	)	—			—			42.9
Depreciation and amortization	8.2	9.7	—			3.9	(h	)	—			21.8
Professional fees	7.0	13.0	(6.1)	(i	)	—			—			13.9
Occupancy, communication, and office	3.9	5.4	—			—			—			9.3
Writedown of assets & lease loss accrual and restructuring	2.6	—	—			—			—			2.6
Payments for order flow	0.9	35.1	—			—			—			36.0
Interest expense	0.5	13.1	—			—			2.7	(j	)	16.3
Other	3.8	10.5	—			—			0.5	(j	)	14.8

Total expenses	120.2	267.3	(5.9)			3.9			3.2			388.7
Income (loss) before income taxes	(7.3)	17.9	5.9			(3.9)			(3.2)			9.4
Provision (benefit) for income taxes	2.0	6.9	(2.5)	(g	)	(1.5)	(g	)	(1.3)	(g	)	3.6

Income (loss) from continuing operations	$(9.3)	$11.0	$8.4			$(2.4)			$(1.9)			$5.8

Basic earnings (loss) per share/unit from continuing operations	$(0.82)	$0.04										$0.05

Diluted earnings (loss) per share/unit from continuing operations	$(0.82)	$0.03										$0.05

Weighted average shares/units outstanding—Basic	8.0	253.0										118.0

Weighted average shares/units outstanding—Diluted	8.0	361.1										118.0

See accompanying notes to the Unaudited Pro Forma Financial Statements—Maximum Case

KCG Holdings, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

For the year ended December 31, 2012

(dollars and shares/units in millions, except per share data)

ASSUMING MAXIMUM CASE

	Historical		Pro Forma Adjustments
	GETCO	Knight	Other Adjustments	Note		Purchase Price Adjustments	Note		Share Repurchase & Debt Refinancing	Note		KCG Pro Forma
Revenues
Total Revenues	$551.5	$590.3	$—			$—			$—			$1,141.8
Expenses
Employee compensation and related benefits	161.4	407.3	(3.3)	(i	)	—			—			565.4
Regulatory, exchange and clearing fees	185.8	195.4	—			—			—			381.2
Communications and data processing	84.1	89.0	6.0	(i	)	—			—			179.1
Depreciation and amortization	34.9	43.1	—			14.5	(h	)	—			92.5
Professional fees	19.2	29.7	(8.7)	(i	)	—			—			40.2
Occupancy, communication, and office	16.0	22.2	—			—			—			38.2
Writedown of assets & lease loss accrual and restructuring	—	28.7	—			—			—			28.7
Payments for order flow	3.3	90.6	—			—			—			93.9
Interest expense	2.7	51.0	—			—			24.4	(j	)	78.1
Other	17.7	46.1	1.6	(i	)	—			2.3	(j	)	67.7

Total expenses	525.1	1,003.1	(4.4)			14.5			26.7			1,565.0
Income (loss) before income taxes	26.4	(412.9)	4.4			(14.5)			(26.7)			(423.2)
Provision (benefit) for income taxes	10.3	(146.3)	1.9	(g	)	(5.7)	(g	)	(10.5)	(g	)	(150.3)

Income (loss) from continuing operations	$16.2	$(266.6)	$2.5			$(8.8)			$(16.2)			$(272.9)

Basic earnings (loss) per share/unit from continuing operations	$1.29	$(5.38)										$(2.31)

Diluted earnings (loss) per share/unit from continuing operations	$1.29	$(5.38)										$(2.31)

Weighted average shares/units outstanding—Basic	8.6	119.4										118.0

Weighted average shares/units outstanding—Diluted	8.6	119.4										118.0

See accompanying notes to the Unaudited Pro Forma Financial Statements—Maximum Case

Notes to the Unaudited Pro Forma Financial Statements—Maximum Case:

Unaudited Pro Forma Balance Sheet:

a)	Reflects the cash sources and uses of funds in connection with the Transactions as summarized below:

(in millions)
	Sources of Funds		Uses of Funds

First Lien Term Loans (i)	$535.0	Refinance of Knight Debt (iv)	$475.5
Second Lien Term Notes (i)	305.0	Refinance of GETCO Debt (v)	15.2
Internal Cash utilized (ii)	385.7	Cash election (vii)	720.0
General Atlantic Additional Contribution (iii)	55.0	Debt Placement Costs (vi)	28.1
		Deal Fees (vi)	41.9

Total Sources	$1,280.7	Total Uses	$1,280.7

Notes (i) and (iii) through (vi) are unchanged from the Minimum Case scenario.

ii.	Represents pro forma cash on hand at both Knight and GETCO at March 31, 2013 used to finance the merger.

vii.	Represents the existing Knight stockholders election to receive cash for their Knight common stock. (Additional paid in Capital of $719.4 million and Common stock of $0.6 million).

For notes (b) through (j), refer to Notes to the Unaudited Pro Forma Financial Statements—Minimum Case as they are unchanged from the Minimum Case scenario.

DESCRIPTION OF KCG HOLDINGS, INC. CAPITAL STOCK

As a result of the mergers, GETCO unitholders and Knight stockholders who receive shares of KCG common stock in the mergers (including upon exercise of the warrants) will become stockholders of KCG. Your rights as stockholders of KCG will be governed by Delaware law and the organizational documents of KCG.

Prior to completion of the mergers, KCG will adopt an amended and restated certificate of incorporation and amended and restated bylaws. The following summary of certain material terms of KCG capital stock is based on the amended and restated certificate of incorporation and amended and restated bylaws of KCG that we currently anticipate will be in effect following the completion of the mergers. The following discussion is qualified in its entirety by reference to the forms of the KCG amended and restated certificate of incorporation and amended and restated bylaws attached as Annexes J and K, respectively, to this joint proxy statement/prospectus.

The following summary of certain material terms of the capital stock of KCG is subject in all respects to the applicable provisions of the DGCL. See “Comparison of Stockholder and Unitholder Rights” beginning on page [    ].

General

Under KCG’s amended and restated certificate of incorporation, KCG will be authorized to issue 1,040,000,000 shares of capital stock, consisting of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, which we refer to as the KCG Class A common stock, 20,000,000 shares of Class B common stock, par value $0.01 per share, which we refer to as the KCG class B common stock, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividend Rights

KCG will be permitted to pay dividends if, as and when declared by KCG’s board of directors, subject to compliance with limitations imposed by the DGCL. The holders of KCG Class A common stock and KCG Class B common stock will be entitled to receive and share equally in these dividends as they may be declared by KCG’s board of directors out of funds legally available for such purpose. If KCG issues preferred stock, the holders of such preferred stock may have a priority over the holders of the KCG common stock with respect to dividends. KCG does not currently expect to pay dividends on its common stock.

Voting Rights

KCG Class A common stock will vote as a single class on all matters on which stockholders are entitled to vote, and each share of KCG Class A common stock is entitled to cast one vote in person or by proxy on such matters. KCG Class B common stock will have no voting rights. Holders of KCG common stock will not have any right to cumulate votes in the election of directors. Directors will be elected by a majority of the shares actually voting on the matter at each annual meeting or special meeting called for the purpose of electing such directors at which a quorum is present. If KCG issues preferred stock, the holders of the preferred stock may also possess voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding-up of KCG, whether voluntary or involuntary, the holders of KCG common stock will be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of KCG available for distribution. If KCG issues preferred stock, holders thereof may have a priority over the holders of the KCG common stock in the event of liquidation or dissolution.

Preemptive Rights

Holders of KCG common stock will not be entitled to any preemptive rights to subscribe for additional shares of KCG common stock nor are they liable to further capital calls or to assessments by KCG. Therefore, if additional shares are issued by KCG without the opportunity for existing stockholders to purchase more shares, a stockholder’s ownership interest in KCG may be subject to dilution.

Preferred Stock

The KCG board of directors will be authorized to provide for the issuance of all or any shares of KCG preferred stock in one or more classes or series, and to fix for each such class or series rights such as voting powers. No shares of KCG preferred stock will be outstanding on the closing date.

KCG Pro Forma Ownership

Although the anticipated beneficial ownership of KCG after the mergers will not be known until after completion of the election process, the following table provides pro forma ownership in three scenarios: (1) no Knight stockholders elect to receive cash consideration, which we refer to as the no cash scenario, (2) each holder of Knight common stock eligible for election in the mergers properly elects to receive the cash consideration for 33.3% of his, her or its Knight shares, which we refer to as the partial cash scenario and (3) each holder of Knight common stock eligible for election in the mergers properly elects to receive the cash consideration for 66.7% of his, her or its Knight shares (and Jefferies waives its right to receive cash consideration with respect to a portion of its shares), which we refer to as the full cash scenario. Based on current information, the table provides pro forma ownership for:

•	all persons expected to be directors of KCG;

•	all persons expected to be directors and executive officers of KCG, as a group; and

•	any person or group expected to beneficially own five (5) percent or more of outstanding shares of KCG common stock.

This table is based on outstanding shares and units as of May 1, 2013, adjusted for (1) a $55.0 million investment in GETCO by affiliates of General Atlantic and (2) cancellation of all shares of Knight common stock owned by GETCO. This table excludes the exercise of any warrants issued as consideration in the GETCO merger and GA-GTCO merger. Warrants to purchase up to 25 million shares of KCG common stock will be issued as consideration in the GETCO and GA-GTCO mergers. The warrants represent up to 12.1% of outstanding shares of KCG common stock in the no cash scenario, up to 14.4% of outstanding shares in the partial cash scenario and up to 17.5% of outstanding shares in the full cash scenario. For a description of the terms of the warrants and the warrant agreement, including exercise prices and terms, see “The Merger Agreement—Warrant Agreement and the Warrants” beginning on page [    ].

In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each person listed below is: c/o GETCO Holding Company, LLC, 350 N. Orleans Street, Chicago, Illinois 60654.

Name of Beneficial Owner†	No Cash Scenario		Partial Cash Scenario		Full Cash Scenario
	Amount of expected beneficial ownership	Percentage of KCG common stock	Amount of expected beneficial ownership	Percentage of KCG common stock	Amount of expected beneficial ownership	Percentage of KCG common stock
All currently known directors and executive officers**
Daniel Coleman	469,879	*	469,879	*	469,879	*
Thomas M. Joyce (1)	558,839	*	372,745	*	186,093	*
Stephen Schuler (2)	13,743,517	7.6%	13,743,517	9.3%	13,743,517	11.7%
Daniel Tierney (3)	13,743,517	7.6%	13,743,517	9.3%	13,743,517	11.7%
Steven Bisgay	64,660	*	43,128	*	21,532	*
Jerry Dark	136,140	*	136,140	*	136,140	*
John DiBacco	24,109	*	24,109	*	24,109	*
Albert Maasland	—	*	—	*	—	*
Darren Mast	259,568	*	259,568	*	259,568	*
John McCarthy	119,061	*	119,061	*	119,061	*
Farid Moslehi	42,696	*	42,696	*	42,696	*
Nick Ogurtsov	—	*	—	*	—	*
Jonathan Ross	145,302	*	145,302	*	145,302	*
Robert Smith	3,203,071	1.8%	3,203,071	2.2%	3,203,071	2.7%
George Sohos	14,444	*	9,634	*	4,810	*
All currently known directors and executive officers as a group (15 persons)	32,524,802	17.9%	32,312,367	21.8%	32,099,294	27.2%
All currently known five percent beneficial owners
Blackstone Capital Partners VI L.P. (5)	18,958,454	10.4%	12,645,289	8.5%	6,313,165	5.4%
GA-GTCO and affiliates (4)	28,493,943	15.7%	28,493,943	19.2%	28,493,943	24.2%
Jefferies (6)	27,087,454	14.8%	18,067,332	11.2%	13,543,727	11.5%
TD Ameritrade Holding Corporation	8,666,671	4.8%	5,780,670	3.9%	2,886,001	2.4%
Stephens KCG LLC	6,500,003	3.6%	4,335,502	2.9%	2,164,501	1.8%
†	For important disclosures regarding the security ownership of certain beneficial owners and management of Knight and GETCO, see “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers” beginning on page [ ].
*	Represents less than 1% of KCG common stock expected to be outstanding.

**	The amount of expected beneficial ownership under each of the three scenarios excludes the warrants expected to be issued to certain currently known directors and executive officers of KCG upon completion of the mergers, as detailed in the following table (based on outstanding Knight shares and GETCO units as of May 1, 2013):

Currently known directors and executive officers	Expected warrant ownership
Daniel Coleman	161,132
Jerry Dark	46,685
John DiBacco	8,268
Darren Mast	89,012
John McCarthy	40,829
Farid Moslehi	14,641
Jonathan Ross	49,827
Stephen Schuler	4,712,949
Robert Smith	1,098,402
Daniel Tierney	4,712,949

(1)	The address for Messrs. Bisgay, Joyce, Maasland and Sohos is c/o Knight Capital Group, Inc., 545 Washington Boulevard, Jersey City, New Jersey 07310.
(2)	Mr. Schuler owns his GETCO units through, and is expected to hold his shares of KCG common stock through, a limited liability company, the members of which are trusts to which he and/or his immediate family members are the trustees and beneficiaries. Mr. Schuler is the trustee for the trust through which Mr. Tierney owns his units. Accordingly, Mr. Schuler may be deemed to beneficially own the units in the trust.
(3)	Mr. Tierney owns his units through, and is expected to hold his shares of KCG common stock through, a trust of which he is the sole beneficiary.
(4)

Pursuant to the GA-GTCO merger, shares of KCG common stock will be issued to GA-GTCO Interholdco, LLC, as holder of the limited liability interests of GA-GTCO. Excludes approximately 8.0 million warrants to be issued to GA-GTCO Interholdco, LLC upon completion of the mergers. The sole member of GA-GTCO is GA-GTCO Interholdco, LLC. Following the mergers, the members of GA-GTCO Interholdco, LLC will be General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”), General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”), GAP-GTCO US AIV, L.P., a Delaware limited partnership (“GAP US AIV”), GAP-GTCO AIV, L.P., a Delaware limited partnership (“GAP AIV”), GAP-W, LLC, a Delaware limited liability company (“GAP-W”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”) and GapStar, LLC, a Delaware limited liability company (“GapStar” and, together with GAP 83, GAP 93, GAP US AIV, GAP AIV, GAP-W, GAPCO III, GAPCO IV and GAPCO CDA, the “GA Funds”). The general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV is General Atlantic GenPar, L.P. (“GenPar”). GenPar is also the manager of GAP-W. The general partner of GenPar is General Atlantic LLC (“GA LLC”). GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA. GA LLC is also the general partner of GAPCO CDA. There are 23 Managing Directors of GA LLC. Certain Managing Directors are the members of GapStar. GA-GTCO, GA-GTCO Interholdco, LLC, GAP 83, GAP 93, GAP US AIV and GAP AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA, GapStar, GenPar and GA LLC are a “group” under Rule 13d-5 under the Securities Exchange Act of 1934, as amended. The Managing Directors of GA LLC may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions are made by a portfolio committee of GA LLC comprised of certain of the Managing Directors and officers of GA LLC. The current members of the portfolio committee are Andrew C. Pearson, Gabriel Caillaux, William E. Ford, David C. Hodgson, Cory A. Eaves, Rene M. Kern, David Topper and Philip P. Trahanas. The GA Funds control GA-GTCO Interholdco, LLC by virtue of their ownership of all of the interests of GA-GTCO Interholdco, LLC. Consequently, GA-GTCO Interholdco, LLC, the GA Funds, GA LLC and managing directors of GA LLC may, from time to time, consult among themselves and coordinate the voting and disposition of the shares held by GA-GTCO Interholdco, LLC. The mailing address of the foregoing General Atlantic entities is c/o General Atlantic Service Company, LLC, Three Pickwick Plaza, Greenwich, Connecticut 06830.
(5)	Shares of KCG common stock will be directly held by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI L.P. and Blackstone Family Investment Partnership VI ESC L.P. (collectively, with Blackstone Capital Partners VI L.P. and Blackstone Family Investment Partnership VI L.P., the “Blackstone Funds”). Blackstone Management Associates VI L.L.C. is the general partner of Blackstone Capital Partners VI L.P. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. BCP VI Side-By-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI L.P. and Blackstone Family Investment Partnership VI ESC L.P. Blackstone Holdings III L.P. is the managing member and the owner of a majority in interest of BMA VI L.L.C. and the sole member of BCP VI Side-By-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares of the Company’s Common Stock. The address of the principal office of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. The above information does not include restricted stock units granted to Blackstone Management L.L.C. in connection with Martin J. Brand’s service as a director on the Board.
(6)	Includes shares of KCG common stock that will be held by Jefferies LLC (successor to Jefferies & Company, Inc.) and Jefferies High Yield Trading Inc. The address of the principal office of each of Jefferies Group, Inc. and Jefferies LLC is 520 Madison Avenue, New York, New York 10022. The address of the principal business office of Jefferies High Yield Holdings, LLC and Jefferies High Yield Trading, LLC is The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902.

COMPARISON OF STOCKHOLDER AND UNITHOLDER RIGHTS

General

Knight is incorporated under the laws of the State of Delaware as a corporation and the rights of Knight stockholders are governed by the laws of the State of Delaware, including the DGCL, Knight’s certificate of incorporation and Knight’s bylaws. GETCO is incorporated under the laws of the State of Delaware as a limited liability company and the rights of GETCO unitholders are governed by the DLLCA and GETCO’s operating agreement. As a result of the merger, Knight stockholders and GETCO unitholders who receive shares of KCG common stock will become KCG stockholders. KCG is incorporated under the laws of the State of Delaware and the rights of KCG stockholders will be governed by the laws of the State of Delaware, including the DGCL, KCG’s amended and restated certificate of incorporation, to be effective at the closing of the mergers, and KCG’s amended and restated bylaws, which will also be effective at the closing of the mergers. As a result, the rights of Knight stockholders and GETCO unitholders who become KCG stockholders will continue to be governed by the laws of the State of Delaware (although in the case of GETCO, under the DGCL and not the DLLCA) but will also be governed by KCG’s amended and restated certificate of incorporation and KCG’s amended and restated bylaws.

The following comparison of stockholder and unitholder rights is based on the amended and restated certificate of incorporation and amended and restated bylaws of KCG that we currently anticipate will be in effect following the completion of the mergers. The following discussion is not intended to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to KCG form governing documents. Copies of Knight’s governing documents have been filed with the SEC, and forms of the KCG amended and restated certificate of incorporation and amended and restated bylaws are attached as Annexes J and K, respectively, to this joint proxy statement/prospectus and are incorporated by reference herein. We encourage you to read the governing documents and relevant provisions of the DGCL and the DLLCA.

Authorized Capital Stock; Authority to Issue Capital Stock

KCG. Under KCG’s amended and restated certificate of incorporation, KCG will be authorized to issue 1,040,000,000 shares of capital stock, consisting of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 20,000,000 shares of Class B common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Knight. Under Knight’s amended and restated certificate of incorporation, Knight is authorized to issue 540,000,000 shares of capital stock, consisting of 500,000,000 shares of Class A common stock, par value $0.01 per share, 20,000,000 shares of Class B common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

GETCO. GETCO has authorized Class A units, Class B units, Class E units, Class H units and Class P units. There are currently no Class H units outstanding.

Under GETCO’s operating agreement, the GETCO board of directors is authorized to issue any existing or newly created class or series of interests or units which have rights, preferences, privileges, limitations or obligations that are junior to, pari passu with, or senior to any other class or series of interests or units. The GETCO board of directors may issue such units without the consent of any unitholder; provided that, subject to certain exceptions, any issuance that would result in any person acquiring a voting percentage of greater than 30.0% requires the approval of 65.0% of the combined Class A units and Class P units voting as a class.

Stockholder Rights Plan

KCG. KCG will not have a stockholder rights plan in place.

Knight. Knight does not have a stockholder rights plan in place.

GETCO. GETCO does not have a stockholder rights plan in place.

Number of Directors; Classification of Board of Directors

KCG. The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number, in which case a change in the number of directors will be made only by amendment of the certificate. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide. The certificate of incorporation and bylaws may also prescribe other qualifications for directors.

KCG’s amended and restated bylaws will provide that its board of directors will consist of not less than one and not more than 25 members. The exact number of directors will be determined from time to time by a resolution of the KCG board of directors. The KCG board of directors will initially have nine directors. KCG will not have a classified board.

The amended and restated KCG bylaws will provide that in the first three years following the effective time, any removal of, or failure to reelect (if such person is willing to serve) either Daniel Coleman as President and Chief Executive Officer of KCG or Thomas Joyce as Executive Chairman of the board of directors, any amendment or modification of or termination of any employment or similar agreement with Mr. Coleman or Mr. Joyce in effect as of the effective time, or any modification to any of their respective duties, authority or reporting relationships as set forth in the bylaws, will require the affirmative vote of directors representing at least 75% of the entire board of directors (rounded up to the next whole director). In the event that during these three years either Mr. Coleman or Mr. Joyce is unable (whether by reason of death, permanent disability, retirement or otherwise) or unwilling to continue in such office, the vacancy created thereby shall be filled only by the affirmative vote of directors representing at least 66.67% of the entire board of directors (rounded up to the next whole director).

Knight. Knight’s amended and restated bylaws provide that its board of directors will consist of not less than one and not more than 25 members. The exact number of directors will be determined from time to time by a resolution of the Knight board of directors. The Knight board of directors currently has ten directors, and is not a classified board.

GETCO. GETCO’s operating agreement sets the number of directors at five, with three directors elected by the holders of Class A units and two directors elected by the holders of Class P units. GETCO does not have a classified board.

Vacancies on the Board and Newly Created Directorships

KCG. The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

The KCG amended and restated bylaws outline that the board of directors of KCG will establish a Knight directors committee, comprised of all the Knight directors, and a GETCO directors committee, comprised of all the GETCO directors. The Knight directors committee will, in consultation with the GETCO directors committee, have all the power and may exercise all the authority of the KCG board of directors to fill all vacancies on the board created by the end of service of a Knight director. The GETCO directors committee will have all the power and may exercise all the authority of the KCG board of directors to fill all vacancies on the board created by the end of service of a GETCO director. On the three-year anniversary of the effective time, both the Knight directors committee and the GETCO directors committee will be automatically disbanded. Upon this occurrence, any vacancy on the KCG board of directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on the KCG board of directors may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Nevertheless, whenever the holders of any one or more class or classes or series of preferred stock of KCG has the right, voting separately as a class, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling or vacancies and other features of such directorships will be governed by the KCG amended and restated certificate of incorporation.

Knight. Knight’s amended and restated certificate of incorporation provides that any vacancy on the Knight board of directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on the Knight board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor. Nevertheless, whenever the holders of any one or more class or classes or series of preferred stock of Knight has the right, voting separately as a class, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships will be governed by the Knight amended and restated certificate of incorporation.

GETCO. A vacancy created by the death, disability, resignation or removal of a director that was elected to the GETCO board of directors by the Class A unitholders will be filled by a majority vote of the Class A unitholders. A vacancy created by the death, disability, resignation or removal of a director elected to the GETCO board of directors by the Class P unitholders will be filled by a majority vote of the Class P unitholders. However, a nominee to be elected to the GETCO board of directors by the Class P unitholders requires the consent of GETCO, not to be unreasonably withheld, conditioned or delayed. Vacancies created by newly created directorships will be filled by a majority vote of the GETCO board of directors.

Removal of Directors

KCG. The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances.

Under the amended and restated KCG bylaws, except as otherwise required by law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire board of directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of KCG entitled to vote in the election of directors; provided, however, that the removal of Thomas Joyce as Executive Chairman of the board of directors or Daniel Coleman as a director will require the affirmative vote of directors representing at least 75% of the entire board of directors (rounded up to the next whole Director) until the three-year anniversary of the effective time.

Knight. Under Knight’s amended and restated bylaws, except as otherwise required by law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Knight board of directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of Knight entitled to vote in the election of directors.

GETCO. Under GETCO’s operating agreement, a director elected by the Class A unitholders may be removed at any time, with or without cause, by written notice to GETCO by the holders of a majority of the Class A units and with the approval of Stephen Schuler and Daniel Tierney. A director elected by the Class P unitholders may be removed at any time, with or without case, by written notice to GETCO by the holders of a majority of the Class P units. Such notice must also designate the person to fill the position of the removed director. However, any person proposed to replace a director elected by the Class P unitholders requires the consent of the GETCO board of directors, not to be unreasonably withheld, conditioned or delayed.

Quorum for Meetings of Stockholders or Unitholders

KCG. The DGCL generally provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the certificate of incorporation or bylaws of the corporation provide otherwise.

Except as otherwise required by law, the amended and restated KCG bylaws will state that the holders of a majority of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, will not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented.

Knight. Except as otherwise required by law, the amended and restated Knight bylaws state that the holders of a majority of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, will not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented.

GETCO. There is no quorum requirement under the DLLCA or GETCO’s operating agreement.

Voting Rights and Required Vote Generally

KCG. The DGCL provides that unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder. The DGCL further provides that unless a corporation’s certificate of incorporation or bylaws otherwise provides, directors of a corporation are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote in the election at a stockholders meeting at which a quorum is present. Except as otherwise required by the DGCL or by the certificate of incorporation or bylaws, under the DGCL, all matters brought before a stockholders meeting require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at that meeting at a stockholders meeting at which a quorum is present.

Each share of KCG Class A common stock will be entitled to one vote. KCG Class B common stock will not have voting rights. The amended and restated KCG bylaws will provide that when a quorum is present at any meeting of stockholders, all matters will be decided by the affirmative vote of a majority of the total number of votes of the capital stock present in person or represented by proxy and entitled to vote on such question, voting as a single class, except that in the first three years following the consummation of the contemplated mergers, the affirmative vote of the holders of at least 75% of the capital stock issued and outstanding and entitled to vote, voting as a single class, will be required in order for the stockholders to modify, amend or repeal Article V of the amended and restated KCG bylaws or to adopt any bylaw provision inconsistent with such Article V.

Knight. The Knight amended and restated certificate of incorporation describes the voting rights associated with each class of Knight stock. Knight Class A common stock votes as a single class on all matters with respect to which stockholders are entitled to vote, and each share thereof is entitled to one vote. Knight Class B common stock does not have voting rights. The Knight amended and restated bylaws provide that at all meetings at which a quorum is present, except as otherwise required by law, the certificate of incorporation or the bylaws, any question brought before any meeting of stockholders will be decided by the affirmative vote of the holders of a majority of the total number of votes of the capital stock present in person or represented by proxy and entitled to vote on such question, voting as a single class.

GETCO. Under GETCO’s operating agreement, only the Class A and Class P units have voting rights. Class P units are entitled to 21.875% of the aggregate number of votes to which all Class A units and Class P units issued and outstanding are entitled to vote as a class. The Class A units entitle the unitholder to one vote per unit and the Class A units are entitled to 78.125% of the aggregate number of votes to which all Class A units and Class P units issued and outstanding are entitled to vote as a class.

Generally, an affirmative vote of the unitholders holding 70% of the combined Class A units and Class P units voting as a class is required to approve an action by the GETCO unitholders. For any action for which the GETCO managers (currently Stephen Schuler and Daniel Tierney) cannot unanimously agree, the vote or consent of 80% of the combined Class A units and Class P units voting as a class is required.

Votes on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions

KCG. Under Delaware Law, a merger, consolidation or sale of all or substantially all of a corporation’s assets generally must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The KCG amended and restated certificate of incorporation and amended and restated bylaws will not modify these provisions of Delaware Law with regard to KCG common stock.

Knight. The Knight amended and restated certificate of incorporation and bylaws do not modify the above-referenced provisions of Delaware Law with regard to Knight common stock.

GETCO. Under GETCO’s operating agreement, the board of directors may not close or consummate any “Capital Event” (as defined in GETCO’s operating agreement) without the approval of 65% of the combined Class A units and Class P units voting as a class. In addition, approval of certain transactions requires an affirmative vote of the unitholders holding 70% of the combined Class A units and Class P units voting as a class.

In addition, pursuant to drag along rights, Class A unitholders holding a majority of the Class A units and Class P units, collectively, can require all other unitholders to agree to a unit sale or a merger, consolidation or sale of all or substantially all of the assets of GETCO. Notwithstanding the foregoing, GA-GTCO will not be required to participate in a “drag-along sale” (as defined in GETCO’s operating agreement) unless, pursuant to the terms of such drag-along sale, GA-GTCO is entitled to receive 200% of the price paid for such Class P units under the terms of the Investment Agreement among GETCO, Stephen Schuler, Daniel Tierney and GA-GTCO.

Business Combination Statutes

KCG. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an interested stockholder (generally defined as a person owning 15% or more of the corporation’s voting stock, or any affiliate of such person) for three years following the time that a person becomes an interested stockholder, subject to certain exceptions.

KCG will not initially plan to opt out of Section 203 of the DGCL and is therefore governed by the default terms of this provision of Delaware law.

For the purposes of Section 203, the DGCL defines a “business combination” as:

•	any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

•

any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, subject to certain exceptions;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, subject to certain exceptions; or

•

any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary, subject to certain exceptions.

The limitations imposed by Section 203 will not apply, however, if:

•	the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Knight. Knight has not opted out of the protections of Section 203 of the DGCL. In connection with GETCO’s investment in Knight, the Knight board of directors passed a resolution exempting GETCO from the provisions of Section 203 of the DGCL (as permitted by the statute).

GETCO. There is no business combination statute provided for under the DLLCA.

Stockholder or Unitholder Action by Written Consent

KCG. The DGCL provides that unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The KCG amended and restated bylaws will allow for stockholder action by written consent if such consent is signed by all the holders of KCG’s issued and outstanding capital stock entitled to vote thereon.

Knight. The Knight amended and restated bylaws allow for stockholder action by written consent if such consent is signed by all the holders of Knight’s issued and outstanding capital stock entitled to vote thereon.

GETCO. Under GETCO’s operating agreement, any action that is required or permitted to be taken at any meeting of the voting unitholders may be taken without a meeting, notice or a vote by the written consent of the minimum percentage of voting unitholders that would be necessary to authorize or take such action at a meeting of the voting unitholders. GETCO must notify any voting unitholders who did not sign the written consent within 10 business days after any written consent becomes effective.

Special Meetings of Stockholders or Unitholders

KCG. The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws to do so. The KCG amended and restated bylaws will provide that special meetings of the board of directors may be called by the Chief Executive Officer or a majority of the directors then in office or by the Secretary of KCG at the request of holders of not less than 25% of the capital stock issued and outstanding and entitled to vote generally for the election of directors. Notice thereof stating the place, date and hour of the meeting will be given to each director either by mail not less than 48 hours before the date of the meeting, or by telephone, facsimile or telegram on 24 hours’ notice.

Knight. The Knight amended and restated bylaws provide that special meetings of the board of directors may be called by the Chief Executive Officer or a majority of the directors then in office or by the Secretary of Knight at the request of holders of not less than 25% of the capital stock issued and outstanding and entitled to vote generally for the election of directors. Notice thereof stating the place, date and hour of the meeting will be given to each director either by mail not less than 48 hours before the date of the meeting, or by telephone, facsimile or telegram on 24 hours’ notice.

GETCO. Under GETCO’s operating agreement, meetings of the voting unitholders of GETCO may be called for any purpose by the managers, the board of directors or by unitholders holding a majority of the voting percentage.

Amendments to Governing Documents

KCG. The DGCL provides that an amendment to a corporation’s certificate of incorporation must be adopted by a resolution of the board of directors setting forth the proposed amendment and approved by the stockholders by a majority of outstanding shares entitled to vote thereon. The amended and restated KCG certificate of incorporation will state that the board of directors will have the power to adopt, amend, alter or repeal KCG’s amended and restated bylaws. The affirmative vote of at least a majority of the entire board of directors will be required to adopt, amend, alter or repeal KCG’s amended and restated bylaws. KCG’s amended and restated bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors.

However, the amended and restated KCG bylaws will also provide that in the first three years following the consummation of the contemplated mergers, any removal of, or failure to reelect (if such person is willing to serve) either Daniel Coleman as President and Chief Executive Officer of KCG or Thomas Joyce as Executive Chairman of the board of directors, any amendment or modification of or termination of any employment or similar agreement with Mr. Coleman or Mr. Joyce in effect as of the closing of the mergers, or any modification to any of their respective duties, authority or reporting relationships as set forth in the bylaws, will require the affirmative vote of directors representing at least 75% of the entire board of directors (rounded up to the next whole director). The KCG amended and restated certificate of incorporation will also provide that in the first three years following the consummation of the contemplated mergers, the affirmative vote of the holders of at least 75% of the capital stock issued and outstanding and entitled to vote, voting as a single class, is required in order for the stockholders to modify, amend or repeal Article V of the KCG amended and restated bylaws or to adopt any bylaw provision inconsistent with such Article V.

Knight. The Knight amended and restated certificate of incorporation states that the board of directors has the power to adopt, amend, alter or repeal Knight’s amended and restated bylaws. The affirmative vote of at least a majority of the entire board of directors will be required to adopt, amend, alter or repeal Knight’s amended and restated bylaws. Knight’s amended and restated bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors.

GETCO. GETCO’s operating agreement states that it can only be amended, modified or supplemented by written agreement of the unitholders who hold at least 70% of the voting units, which must include one or more member(s) (in addition to Daniel Tierney and Stephen Schuler) who is employed by GETCO or any of its affiliates; provided, however, that any amendment, modification or supplement that adversely affects the economic rights of the holders of Class B units or Class E units may not be effected without the written agreement of 70% of the unitholders who are parties to the GETCO’s operating agreement.

Indemnification of Directors and Officers

KCG. The DGCL provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. The DGCL further provides that no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

KCG’s amended and restated bylaws will provide that KCG will indemnify any person in a pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of KCG or is or was serving at the request of KCG as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

Knight. The Knight amended and restated bylaws provide that Knight will indemnify any person in a pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of Knight or is or was serving at the request of Knight as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

GETCO. Under GETCO’s operating agreement, managers and directors of GETCO are indemnified against any judgments, claims, damages, losses, judgments, liabilities, costs, settlement payments, fines, excise taxes and expenses (including attorneys’ fees) incurred by reason of any act performed or omitted by the manager or director in good faith relating to or in connection with the business or affairs of GETCO. The managers and directors will also be indemnified for (i) any action in connection with a proceeding brought by a GETCO member, including a GETCO derivative suit, (ii) any payment or assumption of an obligation for the benefit of GETCO at the direction of the board of directors in connection with any business proposed and (iii) good faith reliance upon the records of GETCO and upon information, opinions, reports or statements presented to GETCO by any person regarding matters such manager or director reasonably believes to be in such person’s professional or expert competence. No manager or director will be indemnified for any loss, damage or claim incurred by reason of such manager’s or director’s fraud, intentional misconduct, gross negligence or knowing violation of law.

Limitation on Personal Liability of Directors

KCG. The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law and for any transaction from which the director derived an improper personal benefit.

The amended and restated KCG certificate of incorporation will provide that no director will be personally liable to KCG or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such an exemption from liability would not be permitted under the DGCL. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of KCG will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. No repeal or modification of this provision of the certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such repeal or modification.

Knight. The Knight amended and restated certificate of incorporation provides that no director will be personally liable to Knight or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such an exemption from liability would not be permitted under the DGCL. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Knight will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. No repeal or modification of this provision of the certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such repeal or modification.

GETCO. The directors of GETCO are not personally liable for the debts, obligations or liabilities of GETCO.

Preemptive Rights

KCG. The KCG stockholders will not have preemptive rights or subscription rights. Thus, if additional shares of KCG common stock were issued, the current holders of KCG common stock would own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Knight. The Knight stockholders do not have preemptive rights or subscription rights. Thus, if additional shares of Knight common stock were issued, the current holders of Knight common stock would own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

GETCO. GETCO unitholders do not have preemptive rights. Thus, if additional units of GETCO were issued, the current holders of GETCO units would own a proportionately smaller interest in a larger number of outstanding units to the extent that they do not participate in the additional issuance.

Cumulative Voting Rights

KCG. Holders of KCG shares will not have cumulative voting rights.

Knight. Holders of Knight shares do not have cumulative voting rights.

GETCO. GETCO’s operating agreement does not provide for cumulative voting rights.

Dividends and Stock Repurchases

KCG. The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

The amended and restated KCG bylaws will state that subject to the requirements of the DGCL and the provisions of the KCG amended and restated certificate of incorporation, dividends upon the capital stock of KCG may be declared by the board of directors at any regular or special meeting of the board of directors (or any action by written consent in lieu thereof), and may be paid in cash, in property, or in shares of KCG’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for repurchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the corporation as may exist, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for any other proper purpose, and the board of directors may modify or abolish any such reserve.

Knight. The Knight amended and restated bylaws state that subject to the requirements of the DGCL and the provisions of the certificate of incorporation, dividends upon the capital stock of KCG may be declared by the board of directors at any regular or special meeting of the board of directors (or any action by written consent in lieu thereof), and may be paid in cash, in property, or in shares of the corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for repurchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the corporation as may exist, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for any other proper purpose, and the board of directors may modify or abolish any such reserve.

GETCO. Pursuant to GETCO’s operating agreement, GETCO may make distributions at such times and in such amounts as the board of directors determines appropriate. Any distributions in excess of 10.0% of GETCO’s annual after-tax net income will require the consent of GA-GTCO. Pursuant to the terms of the award agreements and plans relating to the Class B units and the Class E units, GETCO has the right to repurchase such units upon a holder’s departure from GETCO or its affiliates.

Dissenters’ or Appraisal Rights

KCG. The DGCL provides that a stockholder may dissent from, and receive payment in cash for, the fair value of his or her shares as appraised by the Delaware Chancery Court in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either:

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

•	held of record by more than 2,000 stockholders.

Further, no appraisal rights are available to stockholders of the surviving corporation if the mergers did not require the vote of the stockholders of the surviving corporation.

Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than:

•	shares of stock of the surviving corporation;

•

shares of stock of another corporation that are listed on a national securities exchange, designated as a national market system security as described above, or held of record by more than 2,000 stockholders;

•	cash instead of fractional shares of stock; or

•	any combination of the above.

Appraisal rights are also available under the DGCL in certain other circumstances including:

•	in certain parent-subsidiary corporation mergers; and

•	in certain circumstances where the certificate of incorporation so provides.

The formation documents of KCG will not alter the provisions of the DGCL relating to appraisal rights.

Knight. The formation documents of Knight do not alter the provisions of the DGCL relating to appraisal rights.

GETCO. The DLLCA provides that holders of units or other limited liability company interests of a Delaware limited liability company are not entitled to appraisal rights unless such rights are specifically provided for in the limited liability company agreement or an agreement of merger. GETCO’s operating agreement provides that unitholders are not entitled to appraisal rights with respect to any “Capital Event” or other transaction involving GETCO.

Record Date for Determining Stockholders or Unitholders Entitled to Vote

KCG. As permitted under the DGCL, the amended and restated KCG bylaws will provide that in order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the board of directors. In the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, the record date will not be more than 60 nor less than 10 days before the date of such meeting. In the case of any other action, the record date will not be more than 60 days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining the stockholders for any other purpose will be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Knight. As permitted under the DGCL, the Knight amended and restated bylaws provide that in order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the board of directors. In the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, the record date will not be more than 60 nor less than 10 days before the date of such meeting. In the case of any other action, the record date will not be more than 60 days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and

(ii) the record date for determining the stockholders for any other purpose will be at the close of business on the day on which the Board of directors adopts the resolution relating thereto.

GETCO. GETCO’s operating agreement provides that the record date for determining unitholders entitled to vote at a meeting is the close of business on the day before notice of the meeting is given, or, if notice is waived, on the day before the meeting is held. A voting member’s presence in person (including by telephone) or by proxy at any meeting constitutes waiver of prior notice.

Notice of Stockholder or Unitholder Meetings

KCG. As permitted under the DGCL, KCG’s amended and restated bylaws will provide that, unless otherwise provided by law, KCG must notify stockholders between 10 and 60 days before any annual or special meeting of the time and place of the meeting. A notice of a special meeting must state the purpose or purposes for which the special meeting is called.

Knight. As permitted under the DGCL, Knight’s amended and restated bylaws provide that, unless otherwise provided by law, Knight must notify stockholders between 10 and 60 days before any annual or special meeting of the time and place of the meeting. A notice of a special meeting must state the purpose or purposes for which the special meeting is called.

GETCO. GETCO’s operating agreement provides that notice of each meeting of the voting unitholders must be given to each voting member in writing or by telephone not less than five days before nor more than 60 days before the date of the meeting. Such notice must state the date, time and place, and in the case of a special meeting, the purposes of the meeting.

Advance Notice of Stockholder or Unitholder Nominations for Directors and Stockholder or Unitholder Proposals

KCG. Under the KCG amended and restated bylaws, for a stockholder to nominate a director, he or she will have to provide timely notice of the nomination in proper written form to KCG’s Secretary by giving notice as described below. To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation: (a) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing a director, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was made or such public disclosure of the date of the annual meeting was mailed, whichever first occurs. To be in proper written form, a stockholder’s notice to the Secretary must set forth and include the requested information regarding the nominee and the nominating stockholder as outlined in detail in the bylaws.

Under the KCG amended and restated bylaws, for a stockholder to make a proposal, he or she will have to provide timely notice of the proposal in proper written form to the Secretary of the corporation, by giving notice as described below. To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting requested information as outlined in the bylaws in great detail, including a brief description of the proposal and reasons for the proposal.

Knight. Under the Knight amended and restated bylaws, for a stockholder to nominate a director, he or she must provide timely notice of the nomination in proper written form to the Secretary of the corporation, by giving notice as described below. To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation: (a) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting called for the purpose of electing a director, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was made or such public disclosure of the date of the annual meeting was mailed, whichever first occurs. To be in proper written form, a stockholder’s notice to the Secretary must set forth and include the requested information regarding the nominee and the nominating stockholder as outlined in detail in the bylaws.

Under the Knight amended and restated bylaws, for a stockholder to make a proposal, he or she must provide timely notice of the proposal in proper written form to the Secretary of the corporation, by giving notice as describe below. To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting requested information as outlined in the bylaws in great detail, including a brief description of the proposal and reasons for the proposal.

GETCO. See “Special Meetings of Stockholders or Unitholders” and “Notice of Stockholder or Unitholder Meetings” on page [    ] and [    ], respectively.

Stockholder or Unitholder Inspection of Corporate Records

KCG. The DGCL provides any stockholder with the right to inspect the company’s stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder. A complete list of the stockholders entitled to vote at a stockholders meeting must be available for stockholder inspection at least 10 days before the meeting.

The amended and restated KCG bylaws will state that an officer of KCG who has charge of the stock ledger of the corporation will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place will be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list will also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the corporation who is present.

Knight. The Knight amended and restated bylaws state that an officer of Knight who has charge of the stock ledger of the corporation will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place will be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list will also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the corporation who is present.

GETCO. GETCO’s operating agreement provides that any member, or its duly authorized representatives, may inspect and copy the following records: (1) a written statement of (a) the amount of cash and property or services that each member contributed or agreed to contribute and (b) the date on which each became a member; (2) a copy of the certificate of formation of GETCO and all amendments thereto; (3) copies of the GETCO operating agreement, including all exhibits, schedules and amendments thereto; (4) a current list of the name and last known address of each member, (5) copies of GETCO’s federal, state and local tax returns and reports for the three most recent fiscal years; and (6) copies of GETCO’s financial statements for the three most recent fiscal years.

Such inspection is done at the expense of the member and upon written request to GETCO, delivered during ordinary business hours.

Interested Director Transactions

KCG. The DGCL generally permits transactions involving a corporation and an interested director of that corporation if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the transaction are disclosed or are known to the board of directors or a committee thereof, and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors represent less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair to the corporation. The DGCL allows loans to officers and employees whenever, in the judgment of the directors, such loan may reasonably be expected to benefit the corporation.

Under the amended and restated KCG bylaws, transactions involving KCG and an interested director will not be void solely because the interested director participated in the meetings to authorize, or authorized, the transaction in question as long as the director’s interest was disclosed to the board and the board of directors subsequently authorized the transaction in good faith or the director’s interest was disclosed to the stockholders entitled to vote and they subsequently authorized the transaction in good faith or the transaction is fair to KCG as of the time it is authorized by the board or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Knight. Under the Knight amended and restated bylaws, transactions involving Knight and an interested director are not void solely because the interested director participated in the meetings to authorize, or authorized, the transaction in question as long as the director’s interest was disclosed to the board and the board of directors subsequently authorized the transaction in good faith or the director’s interest was disclosed to the stockholders entitled to vote and they subsequently authorized the transaction in good faith or the transaction is fair to Knight as of the time it is authorized by the board or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

GETCO. GETCO’s operating agreement provides that unitholders do not have the right, by virtue of the operating agreement, to participate in any manner in any profits or income earned or derived by a manager, director or related person from the conduct of any business other than the business of GETCO, or from any securities transactions effected by a manager, director or related person for any account other than that of GETCO.

Listing

KCG. The KCG common stock will be listed on the NYSE.

Knight. The Knight common stock is listed on the NYSE.

GETCO. The GETCO units are not listed on any stock exchange or other similar market place.

Restrictions on Transfer

KCG. KCG is a public company. The KCG common stock will be registered with the SEC and the KCG common stock is expected to be quoted on the NYSE under the symbol “KCG.” Accordingly, the capital stock of KCG is not expected to be subject to restrictions on transfer similar to those applicable to the GETCO units.

Knight. Knight is a public company. The Knight common stock is registered with the SEC and the KCG Common Stock is quoted on the NYSE under the symbol “KCG.” Accordingly, the capital stock of Knight is not subject to restrictions on transfer similar to those applicable to the GETCO units.

GETCO. GETCO is a private company and there is no trading market for its units. Because the units are not registered, the transfer of units is limited by applicable federal and state securities laws. In addition, the operating agreement contains the following restrictions on transfer:

•	any transfer (other than certain specified permitted transfers set forth in the operating agreement) requires the consent of the GETCO board of directors;

•

any transfer must comply with certain procedural provisions including: execution of a written instrument of transfer satisfactory to GETCO, delivery of an opinion of counsel, and payment of expenses of GETCO incurred in connection with such transfer;

•

no transfer is permitted if it would cause GETCO to have to register under the Securities Act, Investment Advisors Act or Investment Company Act or otherwise subject GETCO to certain additional regulatory requirements or cause certain other effects; and

•	GETCO has, and if GETCO elects not exercise, the other unitholders have, a right of first refusal on all transfers, other than permitted transfers.

Periodic Reporting

KCG. Following the closing of the mergers, KCG will be subject to and will comply with the periodic reporting requirements of the Exchange Act.

Knight. Knight is subject to and complies with the periodic reporting requirements of the Exchange Act.

GETCO. GETCO is not subject to the periodic reporting requirements of the Exchange Act.

COMPARATIVE MARKET PRICES AND DIVIDENDS / DISTRIBUTIONS

General

Knight common stock is listed on the NYSE and is quoted under the symbol “KCG.” There is currently no established public trading market for the common equity of KCG or the units of GETCO. Upon closing of the mergers, the shares of common stock of KCG will be listed on the NYSE.

Knight Market Price History and Dividends

The following table sets forth, for the periods indicated, as reported by the NYSE, the per share high and low quarterly closing sales price per share of the Knight common stock during the relevant periods.

	Knight Capital Group, Inc.
	High		Low		Dividends
2011
First Quarter	$14.69		$12.59		—
Second Quarter	13.77		10.79		—
Third Quarter	13.27		10.35		—
Fourth Quarter	13.93		11.31		—
2012
First Quarter	13.53		11.54		—
Second Quarter	13.51		11.55		—
Third Quarter	12.00		2.40		—
Fourth Quarter	3.53		2.36		—
2013
First Quarter	3.86		3.52		—
Second Quarter (through [ ])	[	]	[	]	[	]

On December 18, 2012, the last full trading day prior to the public announcement of the mergers, and [            ], 2013, the most recent practicable date prior to the mailing of this prospectus/offer to exchange, closing price of a share of Knight common stock was $3.33 and $[            ], respectively.

Knight has historically not declared dividends on its common stock. In September 2012, Knight declared dividends of $1.1 million related to the Knight Series A-1 Preferred Stock. These dividends were paid on October 15, 2012.

In December 2012, Knight declared dividends of $1.2 million related to the Knight Series A-1 Preferred Stock. These dividends were paid on January 15, 2013.

GETCO Distributions

Under GETCO’s operating agreement, GETCO is required to make cash distributions to GETCO’s unitholders in an amount sufficient to cover federal, state and foreign taxes attributable to their allocated income. Additional discretionary distributions are permitted when approved by the GETCO board of directors. Any distributions in excess of 10.0% of GETCO’s annual after-tax net income require the consent of GA-GTCO. There is no guarantee that additional distributions will be made in any given year. Additional distributions, if paid, vary in amount from year to year. GETCO made cash distributions to its unitholders of $14.8 million, $109.6 million and $85.0 million, respectively, during the calendar years of 2012, 2011 and 2010. There were no cash distributions made by GETCO to unitholders in the first three months of 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

Security Ownership of Certain Beneficial Owners and Management of Knight

The following table sets forth, as of May 1, 2013, certain information regarding the beneficial ownership of common stock by: (i) each of Knight’s named executive officers; (ii) each director; (iii) each nominee for election as a director; (iv) each person who is known to Knight to own beneficially more than 5% of Knight common stock; and (v) all current named executive officers and directors and nominees of Knight as a group. As of May 6, 2013 there were 333 holders of record of common stock and approximately 26,798 beneficial holders of Knight common stock.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Shares Beneficially Owned (3)
Thomas M. Joyce (4)	1,676,516	*	%
Steven Bisgay (5)	193,979	*
George Sohos (6)	43,333	*
Alan Lhota (7)	15,506	*
Robert K. Lyons (8)	13,773	*
William L. Bolster (9)	74,463	*
Martin J. Brand (10)	—	*
James W. Lewis (11)	28,782	*
James T. Milde (12)	69,463	*
Matthew Nimetz (13)	—	*
Christopher C. Quick (14)	41,282	*
Laurie M. Shahon (15)	54,463	*
Daniel F. Schmitt	—	*
Fredric J. Tomczyk (16)	—	*
Jefferies LLC (successor to Jefferies & Company, Inc.) (17)	81,262,363	22.69
Blackstone Capital Partners VI L.P. (18)	56,875,362	15.88
GETCO Holding Company, LLC (19)	56,876,424	15.88
TD Ameritrade Holding Corporation (20)	26,000,013	7.26
Stephens KCG LLC (21)	19,500,009	5.44
Stifel Financial Corp. (22)	13,479,340	3.76
All Named Executive Officers, Directors and Nominees as a group (14 persons)	2, 211,560	*	%

*	Represents less than 1% of shares beneficially owned.
(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Knight Capital Group, Inc., 545 Washington Boulevard, Jersey City, New Jersey 07310. Certain information contained in this table has been compiled on the basis of public filings made by the beneficial owners named herein or their affiliates, including filings made on Schedule 13D or amendments thereto, as well as information provided to Knight by such beneficial owners prior to the date of this proxy.
(2)	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of Knight common stock that such person owns or has the right to acquire within 60 days from the date of this table. As a result, we have included in the “Number of Shares Beneficially Owned” column, shares of Knight common stock underlying fully-vested stock options, as well as those stock options that are scheduled to vest within 60 days from the date of this table. In addition, we have included in the “Number of Shares Beneficially Owned” column, all RSUs that will, or may be, settled in shares of Knight common stock within 60 days.

(3)	For purposes of computing the “Percentage of Shares Beneficially Owned” column, any shares which a person does not currently own but has the right to acquire within 60 days from the date of this table are deemed to be outstanding for the purpose of computing the percentage ownership of such person.
(4)	Consists of 1,328,191 unrestricted shares held by Mr. Joyce individually, 34,695 unrestricted shares held in a trust for the benefit of Mr. Joyce’s children for which Mr. Joyce has no voting and dispositive power and 313,630 shares issuable upon the exercise of options that are exercisable within 60 days from May 1, 2013.
(5)	Consists of 148,979 unrestricted shares held by Mr. Bisgay individually and 45,000 shares issuable upon the exercise of options that are exercisable within 60 days from May 1, 2013.
(6)	Consists of 43,333 shares issuable upon the exercise of options that are exercisable within 60 days from May 1, 2013.
(7)	Consists of 15,506 unrestricted shares held by Mr. Lhota individually.
(8)	Consists of 13,773 unrestricted shares held by Mr. Lyons individually.
(9)	Consists of 9,185 unrestricted shares held by Mr. Bolster individually, 5,278 RSUs held by Mr. Bolster individually to be settled within 60 days from May 1, 2013 and 60,000 shares issuable upon the exercise of options that are exercisable within 60 days from May 1, 2013.
(10)	Does not include shares of Knight common stock held by investment funds affiliated with The Blackstone Group. Mr. Brand is a Managing Director of The Blackstone Group. Mr. Brand disclaims beneficial ownership of the shares held by investment funds affiliated with The Blackstone Group.
(11)	Consists of 18,504 unrestricted shares held by Mr. Lewis individually, 5,000 unrestricted shares held by a foundation for which Mr. Lewis is a Trustee and 5,278 RSUs held by Mr. Lewis individually to be settled within 60 days from May 1, 2013.
(12)	Consists of 14,185 unrestricted shares held by Mr. Milde individually, 5,278 RSUs held by Mr. Milde individually to be settled within 60 days from May 1, 2013 and 50,000 shares issuable upon the exercise of options that are exercisable within 60 days from May 1, 2013.
(13)	Mr. Nimetz is a representative of GA-GTCO, which is an affiliate of GETCO. GETCO holds more than 5% of Knight common stock. Mr. Nimetz has no ownership of any securities owned by GETCO or its affiliates.
(14)	Consists of 36,004 unrestricted shares held by Mr. Quick individually and 5,278 RSUs held by Mr. Quick individually to be settled within 60 days from May 1, 2013.
(15)	Consists of 14,185 unrestricted shares held by Ms. Shahon individually, 5,278 RSUs held by Ms. Shahon individually to be settled within 60 days from May 1, 2013 and 35,000 shares issuable upon the exercise of options that are exercisable within 60 days from May 1, 2013.
(16)	Mr. Tomczyk is the President and Chief Executive Officer of TD Ameritrade Holding Corporation, which is a holder of more than 5% of Knight common stock. Mr. Tomczyk disclaims ownership of any securities owned by this entity.
(17)	Includes 65,012,355 shares of Knight common stock held by Jefferies LLC (successor to Jefferies & Company, Inc.) and 16,250,008 shares of Knight common stock held by Jefferies High Yield Trading Inc. The address of the principal office of each of Jefferies Group, Inc. and Jefferies LLC is 520 Madison Avenue, New York, New York 10022. The address of the principal business office of Jefferies High Yield Holdings, LLC and Jefferies High Yield Trading, LLC is The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902.
(18)

56,502,695 shares of Knight common stock are directly held by Blackstone Capital Partners VI L.P., 28,667 shares of Knight common stock are directly held by Blackstone Family Investment Partnership VI L.P. and 344,000 shares of Knight common stock are directly held by Blackstone Family Investment Partnership VI ESC L.P. (collectively, with Blackstone Capital Partners VI L.P. and Blackstone Family Investment Partnership VI L.P., the “Blackstone Funds”). Blackstone Management Associates VI L.L.C. is the general partner of Blackstone Capital Partners VI L.P. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. BCP VI Side-By-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI L.P. and Blackstone Family Investment Partnership VI ESC L.P. Blackstone Holdings III L.P. is the managing member and the owner of a majority in interest of BMA VI L.L.C. and the sole member of BCP VI Side-By-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The

Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares of Knight common stock. The address of the principal office of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. The above information does not include 35,461 restricted stock units granted to Blackstone Management L.L.C. in connection with Martin J. Brand’s service as a director on the Board.
(19)	GETCO Holding Company, LLC may be deemed to beneficially own 56,876,424 shares of common stock, including 56,875,362 shares of Knight common stock held by GETCO Strategic Investments, LLC, a wholly owned subsidiary, and 1,067 shares of common stock owned by another wholly owned subsidiary. As a result of the voting agreement between GETCO and TD Ameritrade, GETCO Holding Company, LLC may also be deemed to have shared voting power and shared dispositive power with respect to the 26,000,013 shares of Knight common stock owned by TD Ameritrade, subject to the conditions and limitations of the voting agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act. To the extent GETCO may be deemed to have beneficial ownership over such shares as a result of such voting agreement, pursuant to Rule 13d-4, such beneficial ownership is expressly disclaimed. The address of the principal office of each of GETCO Holding Company, LLC and GETCO Strategic Investments, LLC is 350 North Orleans Street, 3rd Floor South, Chicago, Illinois 60654.
(20)	The address of the principal business office for TD Ameritrade Holding Corporation is 4211 South 102nd Street, Omaha, Nebraska 68127. The above information does not include 35,461 restricted stock units granted to TD Ameritrade Holding Corporation in connection with Fredric J. Tomczyk’s service as a director on the board of directors of Knight.
(21)	The address of the principal office of each of Stephens KCG LLC and SIE KCG LLC is 111 Center Street, Little Rock, Arkansas 72201.
(22)	The address of the principal business office for Stifel Financial Corp. is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102-2102.

Security Ownership of Certain Beneficial Owners and Management of GETCO

The table below sets forth the beneficial ownership of each class of GETCO’s voting units as of May 1, 2013, for:

•	each director;

•	each person who would be a named executive officer of GETCO (as defined in Item 402(a)(3) of Regulation S-K);

•	all directors and executive officers as a group; and

•	any beneficial owner of more than five percent of GETCO’s voting units.

In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each person listed below is: c/o GETCO Holding Company, LLC, 350 N. Orleans Street, Chicago, Illinois 60654.

	Amount and Nature of Beneficial Ownership		Percent of Class		Percent of Total Voting Power
Name of Beneficial Owner	Class A Units	Class P Units	Class A Units	Class P Units	All Voting Units (1)
Directors & Executive Officers
Daniel Tierney (2) (6), Director	1,565,825	—	42.5%	—	33.2%
Stephen Schuler (3) (6), Director	1,565,825	—	42.5%	—	33.2%
Rene Kern, Director (4)	—	2,785,689	—	100%	21.9%
John C. Morris, Director (4)	—	2,785,689	—	100%	21.9%
Daniel Coleman, Chief Executive Officer and Director	—	—	—	—	—
Scott Wertheimer, Chief Financial Officer	—	—	—	—	—
Darren Mast, Chief Operating Officer and Interim Head of FICC	—	—	—	—	—
Jonathan Ross, Chief Technology Officer	—	—	—	—	—
Robert Smith, Head of Europe	159,225	—	4.3%	—	3.4%
All directors and executive officers as a group (14 individuals)	3,290,875	2,785,689	89.2%	100%	91.6%
Five Percent Beneficial Owners
GA-GTCO (4) (5) (6)	—	2,785,689	—	100%	21.9%

(1)	The Class A units and the Class P units vote together as a class on all matters. The Class P units have a fixed voting percentage of 21.875%.
(2)	Mr. Tierney owns his units through a trust, of which he has sole voting and investment power.
(3)	Mr. Schuler owns his units through a limited liability company, the members of which are trusts to which he and/or his immediate family members are the trustees and beneficiaries. During 2012, Mr. Schuler served in the capacity of principal executive officer of GETCO until Mr. Coleman’s appointment as Chief Executive Officer in February 2012. Mr. Schuler is the trustee for the trust through which Mr. Tierney owns his units. Accordingly, Mr. Schuler may be deemed to beneficially own the units in the trust.
(4)	Messrs. Kern and Morris were selected as directors by GA-GTCO pursuant to GETCO’s operating agreement. Messrs. Kern and Morris are employed by an entity affiliated with GA-GTCO. By virtue of such relationship, each of Messrs. Kern and Morris may be deemed to beneficially own the Class P units that are beneficially owned by GA-GTCO. Each of Messrs. Kern and Morris disclaim beneficial ownership of such Class P units.
(5)	The sole member of GA-GTCO is GA-GTCO Interholdco, LLC. Following the mergers, the members of GA-GTCO Interholdco, LLC will be GA Funds. The general partner of GAP 83, GAP 93, GAP US AIV and

GAP AIV is GenPar. GenPar is also the manager of GAP-W. The general partner of GenPar is GA LLC. GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA. GA LLC is also the general partner of GAPCO CDA. There are 23 Managing Directors of GA LLC. Certain Managing Directors are the members of GapStar. GA-GTCO, GA-GTCO Interholdco, LLC, GAP 83, GAP 93, GAP US AIV and GAP AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA, GapStar, GenPar and GA LLC are a “group” under Rule 13d-5 under the Securities Exchange Act of 1934, as amended. The Managing Directors of GA LLC may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions are made by a portfolio committee of GA LLC comprised of certain of the Managing Directors and officers of GA LLC. The current members of the portfolio committee are Andrew C. Pearson, Gabriel Caillaux, William E. Ford, David C. Hodgson, Cory A. Eaves, Rene M. Kern, David Topper and Philip P. Trahanas. The GA Funds control GA-GTCO Interholdco, LLC by virtue of their ownership of all of the interests of GA-GTCO Interholdco, LLC. Consequently, GA-GTCO Interholdco, LLC, the GA Funds, GA LLC and managing directors of GA LLC may, from time to time, consult among themselves and coordinate the voting and disposition of the shares held by GA-GTCO Interholdco, LLC. The mailing address of the foregoing General Atlantic entities is c/o General Atlantic Service Company, LLC, Three Pickwick Plaza, Greenwich, Connecticut 06830.
(6)	As a result of the voting agreement between Knight and each of Daniel Tierney, Stephen Schuler and GA-GTCO, Knight may be deemed to have shared voting power and shared dispositive power with respect to the units of GETCO owned by Daniel Tierney, Stephen Schuler and GA-GTCO, subject to the conditions and limitations of the respective voting agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act. To the extent Knight may be deemed to have beneficial ownership over such units as a result of such voting agreement, pursuant to Rule 13d-4, such beneficial ownership is expressly disclaimed. Knight’s address is 545 Washington Boulevard, Jersey City, New Jersey 07310.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GETCO

The following presents GETCO management’s discussion and analysis of GETCO’s financial condition as of March 31, 2013 and December 31, 2012 and 2011 and results of operations for the three months ended March 31, 2013 and 2012, and the years ended December 31, 2012, 2011, and 2010, and should be read in conjunction with the accompanying Annual Consolidated Financial Statements as of December 31, 2012 and 2011 and Consolidated Financial Statements (unaudited) as of March 31, 2013 and notes thereto. The discussion highlights the principal factors affecting earnings and significant changes in the balance sheet and is intended to help the reader understand, from GETCO management’s perspective, the Annual Consolidated Financial Statements, notes to financial statements, and the accompanying tables and financial statistics appearing elsewhere in this joint proxy statement/prospectus.

Executive Overview

Founded in 1999 by Stephen Schuler and Dan Tierney, GETCO is a global financial services firm that specializes in helping investors efficiently manage risk via proprietary market making and routing orders on behalf of clients in securities, futures and foreign exchange instruments. GETCO operates through its broker-dealers and other subsidiaries and maintains a diversified footprint across asset classes, trading venues and geographies. GETCO trades on more than 50 exchanges and venues in North and South America, Europe and Asia-Pacific and employs over 400 Associates in Chicago, New York, Palo Alto, London, Singapore, and Mumbai.

On December 19, 2012, GETCO and Knight entered into an agreement (later amended and restated on April 15, 2013) for a strategic business combination whereby GETCO and Knight will become subsidiaries of a new publicly traded holding company. The business combination of Knight and GETCO creates a global market-making and agency execution solutions provider that leverages each of Knight’s and GETCO’s proprietary technological operations and human capital.

GETCO’s business consists of three operating segments: (i) Market Making, (ii) Execution Services, and (iii) Corporate and Other.

Market Making

GETCO’s Market Making segment consists of trading in global equities, fixed income, commodities, and foreign exchange markets. As a market maker, GETCO commits capital for trade executions and provides liquidity by maintaining continuous buy and sell quotes, or two-sided markets, and commits its capital for buy and sell trade executions when other institutions and broker-dealers place orders on various exchanges and OTC platforms that match the quotes.

GETCO is a registered market maker on various equity and options exchanges and makes markets in over 6,000 securities across more than 50 exchanges and trading venues world-wide. GETCO operates as a market maker in cash and futures products quoted and traded on the NYSE, NYSE Arca, CME, BATS, NASDAQ, London Stock Exchange, Tokyo Stock Exchange and several other U.S., European and Asian-Pacific exchanges. As of March 31, 2013, according to information from the NYSE and Bloomberg, GETCO is the second largest DMM on the NYSE (by both volume and market capitalization of symbols), where it is responsible for providing fair and orderly markets for approximately 900 NYSE-listed securities. GETCO is an SLP in over 200 securities and generally receives rebates from the NYSE when trading these securities as consideration for providing quotes in these securities. In addition, GETCO is the primary market maker for GETMatched, which is an off-exchange, dark liquidity pool. GETMatched is an SEC-registered ATS and pays clients for some of its order flow.

GETCO conducts its market making activity as a principal through the use of proprietary automated models and derives revenues from the difference between the amount paid when securities are bought and the amount received when securities are sold. GETCO’s models are heavily reliant upon quantitative data, sophisticated trading technologies and other infrastructure to efficiently maintain two-sided markets and provide liquidity to market participants.

The majority of GETCO’s market making revenue is derived from trading strategies that typically have very short time horizons and little overnight risk exposure. These revenues tend to be driven by two factors: (i) demand for liquidity and (ii) revenue capture or profitability. Demand is best measured through market volumes while profitability generally increases in conjunction with the spread between the sell price (ask) and the buy price (bid) of a security. This difference, or spread, between bid price and ask price is often greatest during times of increasing market volatility. GETCO has also begun to develop and expand its market making business to include trading strategies that are less market volume dependent. These are referred to as mid-frequency market making strategies and involve holding positions for periods ranging from minutes to days.

Execution Services

The Execution Services segment offers clients access to GETCO’s market making capabilities for cash equity and fixed income securities. GETCO provides clients with algorithms that facilitate their buy and sell orders and a routing system that supports best execution requirements through its client services business, GES.

GES operates an ATS, branded as GETMatched, which executes trades in U.S. and European cash equities and U.S. cash treasuries, offering clients access to the dedicated liquidity provided by GETCO’s market making businesses. GETMatched only matches (executes) orders that meet or are priced better than the NBBO in the U.S. or the EBBO in Europe. The NBBO and EBBO are the best available ask price when buying securities and the best available bid price when selling securities based on quotes from available exchanges.

GES also provides clients with a suite of proprietary trading algorithms, known as GETAlpha, that execute and route orders in U.S. cash equities to more than a dozen exchanges and off-exchange venues. GETAlpha includes numerous execution algorithms, providing institutional investors with the ability to execute trades to their exact specifications. The intent of GETAlpha is to provide the investment community with some of the same trading tools as a dedicated electronic market maker.

In contrast to Market Making, GETCO’s Execution Services segment does not act as a principal and generally derives revenue from commissions or fees for acting as agent on behalf of clients, including affiliates. Historically, the majority of the revenue from Execution Services has been earned from fees that are paid by an affiliate in connection with the affiliate posting liquidity on GETMatched and routing orders to other execution destinations on behalf of the affiliate. GETCO expects the growth of the GETAlpha product to contribute to increased third-party revenues in this segment over time.

Corporate and Other

The Corporate and Other segment includes revenues and expenses associated with GETCO’s strategic investments, including costs related to the Knight merger, currency translation gains and losses, restructuring costs and lease loss expenses, interest expense related to corporate funding, members interest expense (interest paid to former members on outstanding unit repurchase amounts), and unit amortization costs. GETCO’s strategic investments generally include interests held in other companies or exchanges such as Knight, BATS and Eris. Currency translation gains and losses relate primarily to fluctuations in non-U.S. dollar denominated cash deposits held at clearing firms. Interest expense related to corporate funding primarily consists of interest on GETCO’s bank borrowings that are not directly attributable to either the Market Making or Execution Services segments.

Certain Factors Affecting Results of Operations

GETCO may experience significant variation in its future results of operations. These fluctuations may result from numerous factors including, among others, market conditions and the resulting changes in market volume and volatility and counterparty risks; introductions of, or enhancements to, trade execution services by GETCO or its competitors; the value of GETCO’s securities positions and other financial instruments and its ability to manage the risks attendant thereto; the volume of GETCO’s trade execution activities; the dollar value of securities and other instruments traded; the composition and profile of GETCO’s order flow; GETCO’s access to order flow; the performance of GETCO’s principal trading activities; the overall size of GETCO’s balance sheet and capital usage; the effectiveness of GETCO’s trading and operational risk management processes; the effectiveness of GETCO’s self-clearing platform and GETCO’s ability to manage risk related thereto; the availability of credit and liquidity in the marketplace; GETCO’s ability to manage personnel, compensation, overhead and other expenses, including GETCO’s occupancy expenses under GETCO’s office leases and expenses and charges relating to legal and regulatory proceedings; changes to execution quality and changes in clearing, execution and regulatory transaction costs; the addition or loss of executive management, sales, trading and technology professionals; legislative, legal, regulatory and financial reporting changes; legal and regulatory matters or proceedings; geopolitical risk; the amount, timing and cost of capital expenditures, acquisitions and divestitures; the integration, performance and operation of acquired businesses; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; technological changes and events; seasonality; competition; and other economic conditions.

If GETCO’s performance deteriorates significantly and GETCO is unable to adjust its cost structure on a timely basis, operating results could be materially and adversely affected. As a result, period-to-period comparisons cannot be relied upon as indicators of future performance.

Trends

Global Economic Trends

GETCO’s businesses are affected by many macroeconomic factors. Such factors include the growth of gross domestic product in the U.S., Europe, and the Asia-Pacific region, the existence of transparent, efficient and liquid equity, debt, commodities and foreign exchange markets, the level of market volumes and volatility in global markets, central bank monetary policy and investor confidence in capital markets.

During 2012, average volatility across the products GETCO traded was at a five year low. This low level of volatility was a contributing factor to lower market volumes in 2012 versus 2011. For the three months ended March 31, 2013, volatility continued to decline from 2012. During 2011, several factors increased market volumes and volatility as compared to 2012 and 2010 including the Japanese Tsunami, the U.S. deficit negotiations, the Standard and Poor’s downgrade of the U.S. long-term credit rating and the European sovereign debt crisis.

Trends Affecting GETCO

GETCO believes that its businesses are affected by the aforementioned macroeconomic trends as well as more specific industry trends. Industry trends that impact operations include the following:

•

Growth in the number of global electronic trading market participants has resulted in greater competition for order flow. At the same time the current market environment, characterized by low levels of market volume and volatility, is reducing market making opportunities. As volume and volatility decline, the opportunity for market making firms to readily buy and sell securities declines, which increases the probability that these participants will hold positions for longer periods. Additionally, as volume and volatility decline, the spread between the bid price and ask price narrows, which inherently reduces the profit opportunity for market makers who rely on their ability to capture the spread in order to generate profits. Although the impact is difficult to quantify, the recent sustained levels of low volume and volatility have exposed GETCO and other market making firms to greater risk with lower profit potential. As a result, GETCO has seen its market share in U.S. cash equities decline from as high as approximately 19% in 2009 to approximately 4% for the three months ended March 31, 2013 (based on GETCO’s internal calculations). Given this challenging environment, many participants in the electronic trading space have made or are currently making decisions about their long-term ability to compete across asset classes and product types, resulting in a period of rationalization and consolidation where some market participants have closed and others have exited geographies or asset classes. Over time, GETCO believes that it stands to benefit from this period of rationalization and consolidation as it is positioned to potentially capture a greater share of activity if and when market volumes and volatilities increase.

•

Internalized order flow, which occurs when a broker fills customer orders from its own inventory, as opposed to filling orders from third party inventory posted on an exchange, particularly in U.S. cash equities, currently constitutes a significant portion of total market volume, which limits the market making opportunity for companies like GETCO. In periods with low volatility, such as 2012 and the three months ended March 31, 2013, there has historically been a strong inverse correlation between off-exchange activity and implied volatility. GETCO expects this relationship to hold, prompting higher levels of activity conducted away from the public exchanges during periods of lower volatility, which could negatively impact GETCO’s market share. Conversely, periods of increasing volatility should bring a greater portion of consolidated market volume to public venues and GETCO would expect to benefit.

•

Technology has played, and continues to play, an important role in shaping the global competitive environment in which GETCO operates. Market participants are generally quick to adopt emerging technologies when it is believed that the speed and/or accuracy with which they send, receive, and process data will improve. GETCO, like others, has made substantial investments to modify and adapt its services and infrastructure to remain competitive. For example, in 2012 and for the three months ended March 31, 2013, GETCO invested $17.1 million and $4.0 million, respectively, in capital assets to develop new or expand existing technologies. GETCO expects that the rate of technological change will continue at, or increase from, the historical trend, necessitating incremental technology investments in the future. GETCO’s experience in successfully adapting to and fostering technological change positions it well to maintain or possibly improve its competitive standing over time; however, should GETCO fail to anticipate and respond to technological advancements appropriately, it could have a material adverse effect on operating results.

•

The capital markets industry is subject to extensive oversight under federal, state, and applicable foreign laws, rules, and regulations. Increasing scrutiny of the capital markets by the regulatory and legislative authorities, both in the U.S. and abroad, has created an increasingly complex regulatory framework that has negatively impacted GETCO’s operating results in recent years due to the ongoing costs associated with maintaining and improving internal controls around proper adherence to the various rules and regulations. Compliance with additional legislation or regulation, or changes in the interpretation of existing laws, rules, and regulations could adversely impact GETCO’s future results.

•

Global regulatory recommendations, such as those found in the Dodd-Frank Act and Basel III, are believed to create incentives for major market participants to conduct portions of their over-the-counter derivatives businesses on electronic trading venues. These trades would be cleared by central counterparty organizations that clear and settle market transactions between buyers and sellers, providing efficiency and stability to those markets. The ultimate rules and their impact are still unknown, but the potential for new electronic market making opportunities represents a potentially material medium- and long-term business opportunity for market participants like GETCO.

•

The financial services industry has experienced rapid product innovation and new product proliferation in recent years, with numerous cash, futures and options instruments being introduced in the ETF, exchange traded product, which we refer to as ETP, and derivatives markets; this trend is expected to continue both in the U.S. and globally. The proliferation of newly created, electronically traded products across product types, asset classes and geographies expands the potential opportunity for market participants. GETCO believes it should continue to be well positioned to capitalize on such opportunities given its global footprint and a proven ability to make markets across a diverse set of product types and asset classes.

Significant Developments

Settlement with NASDAQ. On March 8, 2012, OCTEG, LLC, which we refer to as OCTEG, a subsidiary of GETCO, agreed to settle an investigation by FINRA on behalf of NASDAQ related to OCTEG’s written supervisory procedures and operational and risk controls. Under the settlement agreement, OCTEG signed a Letter of Acceptance, Waiver and Consent, which we refer to as an AWC, where it agreed to (i) a censure; (ii) a fine of $0.4 million; and (iii) retention of an independent consultant to further review OCTEG’s risk controls and written supervisory procedures. In accordance with the AWC, on September 17, 2012, OCTEG retained a third party independent consultant. The independent consultant provided OCTEG with a Report of Review and Recommendations. OCTEG has substantially completed implementing the independent consultant’s recommendations and expects to be fully completed with implementation by the fourth quarter of 2013.

Investment in Knight. On August 6, 2012, GETCO Strategic Investments, LLC, a subsidiary of GETCO, purchased 17,413 shares of Knight Series A-1 Preferred Stock and 70,087 shares of Knight Series A-2 Convertible Preferred Stock from Knight in a private placement for an aggregate purchase price of $87.5 million. The purchase amount was funded by cash on hand at GETCO. On August 16, 2012, GETCO Strategic Investments, LLC sold 2,187 shares of Knight Series A-2 Convertible Preferred Stock at a price of $1,500 per share. On September 11, 2012, GETCO Strategic Investments, LLC converted its remaining 67,900 shares of Knight Series A-2 Convertible Preferred Stock into 67,900 shares of Knight Series A-1 Preferred Stock, resulting in a total balance of 85,313 shares of Knight Series A-1 Preferred Stock and no shares of Knight Series A-2 Convertible Preferred Stock. As of April 10, 2013, all Knight Series A Preferred Stock has converted to Knight Class A Common Stock and GETCO’s ownership of Knight common stock represents approximately 15.88% of Knight’s total outstanding common stock.

Merger Agreement with Knight. On December 19, 2012, Knight and GETCO announced they had entered into an agreement for a strategic business combination whereby GETCO and Knight will be combined under a new publicly traded holding company. See “The Merger Agreement” beginning on page [    ] and “The Mergers” beginning on page [    ] for a description of the transactions contemplated by the merger agreement and the mergers.

Income Statement Items

The following section briefly describes the key components of, and drivers to, GETCO’s significant revenues and expenses.

Revenues

GETCO’s revenues consist principally of trading gains and losses generated from the Market Making segment. These revenues are supplemented by commissions and fees earned from the Execution Services segment which are included in trading gains and losses, net interest and dividend income, net gain or loss on investments, and other revenue.

Trading gains and losses are primarily affected by GETCO’s ability to derive trading gains through market making, which is directly impacted by market volumes and volatilities, competition, and access to order flow. Trading gains and losses are also impacted by commissions and fees earned from Execution Services. The commissions and fees from Execution Services are primarily affected by GETCO’s ability to receive and effectively match customer orders and to engage clients to use GETCO’s proprietary algorithms to establish order routing and fulfillment criteria. Execution Services receives orders from clients and generally routes these orders for execution in GETCO’s ATS, national exchanges or non-public venues such as dark pools. If GETCO is able to successfully match its customer’s orders, GETCO generally receives a commission as payment for providing the order matching service. In addition, Execution Services often receives a fee as payment for allowing clients to use its proprietary algorithms to establish specific order routing instructions and execution criteria.

Interest and dividend revenue primarily reflects interest earned from cash held at banks and third party clearing firms, and from GETCO’s short-term investments, less interest expense incurred to fund long trading inventory. The amount of net interest income is impacted by the balances of these items and the level of interest rates. Net dividend income includes dividends earned on long trading inventory less dividends owed on short trading inventory.

Income from investments represents the changes in carrying value, dividends received, and gains and losses on disposals of investments held in GETCO’s strategic investment portfolio.

Other revenue relates to currency translation gains and losses and mark to market adjustments on our short-term bond investment portfolio. Currency translation gains and losses are impacted by the level of foreign currency denominated net assets and fluctuations in the value of the U.S. dollar relative to foreign currencies.

Expenses

Regulatory, exchange, and execution fees primarily represent fees paid to regulatory bodies, exchanges, and clearing organizations. These fees fluctuate based on changes in trading volume, type of execution, and the level of fees charged.

Employee compensation and related benefits expense represents wages and benefits paid to employees, inclusive of cash and equity compensation. Employee compensation and benefits fluctuate based on the number of employees and changes in GETCO’s profitability.

Colocation and data line expenses consist of costs for obtaining and transmitting market data, obtaining telecommunications services, and performing recurring and non-recurring system maintenance. Colocation expenses vary based upon leased square footage, contractual rental payments, the number of GETCO’s collocated servers, and associated power requirements.

Depreciation and amortization expense results from the amortization of acquired intangible assets and depreciation of fixed assets, which consist of equipment, computer hardware, furniture, fixtures, purchased software, and leasehold improvements. Acquired intangible assets are amortized over their estimated useful lives. Fixed assets are depreciated on a straight-line basis. Equipment and software are depreciated over three years, furniture is depreciated over seven years and leasehold improvements and fixtures are depreciated over the term of the related lease, ranging from three to 15 years. Prior to January 1, 2012, equipment, software and furniture were depreciated using accelerated methods of depreciation. On January 1, 2012, GETCO adopted straight line depreciation for these asset types to reflect their slower rate of obsolescence. For further details see note 1 of the Annual Consolidated Financial Statements.

Professional fees represent fees paid to third parties for services performed including audit, tax, legal, consulting, placement, retained search, marketing and external communications.

Occupancy, communication and office expense consists primarily of rent, utilities, supplies, and maintenance related to leased properties. New office expansions, leases, and maintenance renewal agreements are the primary drivers of fluctuations in occupancy expense. Since 2011, GETCO has invested heavily in the build out of new and existing office locations, including the relocation of GETCO’s Chicago headquarters and build out of the Hong Kong office in 2011, the build out and development of the Palo Alto and India offices in 2012, and the relocation of GETCO’s New York office in 2012. GETCO has no plans for significant office expansions or relocations in the near term. On March 18, 2013, GETCO determined to close its office in Hong Kong. This decision will not have a material effect on GETCO’s operations or results in Asia, which are generally conducted out of Singapore and Mumbai. On March 22, 2013 GETCO entered into an agreement to sublet a former New York office located at 55 Broad Street. This sublet agreement extends through the term of GETCO’s original lease.

Restructuring costs and lease loss expense represents asset impairment charges and severance costs associated with the closing of GETCO’s Hong Kong office, lease loss expenses from the sublet of GETCO’s New York office located at 55 Broad Street and write down of GETCO’s Hong Kong office lease.

Travel and entertainment expense represents airfare, hotel, and meals resulting from domestic and international travel as well as teambuilding and client entertainment expenses.

Computer supplies and maintenance expense consists primarily of computer hardware and software purchases and annual software maintenance and licensing programs. The primary drivers of fluctuations to computer supplies and maintenance costs include the timing of investments in ongoing technology upgrades and improvements.

Order flow expense represents commissions and fees paid to liquidity providers by GETCO’s ATS, GETMatched.

Interest expense on corporate borrowings and capital lease obligations consists primarily of interest from collateralized financing arrangements, capital lease obligations and long-term debt.

Other expenses relate primarily to exchange fees/dues, exchange memberships, regulatory dues, bank fees, member interest expense, and value added tax, which we refer to as VAT recovery (U.K. sales tax).

Segment Commentary—Three Months Ended March 31, 2013 and 2012

The following table sets forth: (i) Revenues, (ii) Expenses, and (iii) Pre-tax earnings/(loss) from GETCO’s segments and on a consolidated basis for the three months ended March 31, 2013 and 2012 (in millions):

	(Unaudited) For the three months ended March 31,
	2013	2012	$ Change	% Change
Market Making
Revenues	$107.0	$149.3	$(42.3)	(28.3%)
Expenses	101.9	132.0	(30.1)	(22.8)

Pre-tax earnings [1]	5.1	17.4	(12.2)	(70.3)
Execution Services
Revenues	$9.2	$7.7	$1.5	19.0%
Expenses	10.6	9.3	1.3	14.3

Pre-tax loss [1]	(1.4)	(1.6)	0.1	9.2
Corporate & Other
Revenues	$1.2	$0.7	$0.5	67.2%
Expenses	12.2	2.2	10.0	447.5

Pre-tax loss [1]	(11.0)	(1.5)	(9.5)	(628.0)
Eliminations [2]
Revenues/expenses	$(4.6)	$(4.2)	$(0.4)	(8.9%)
Consolidated
Revenues	$112.9	$153.6	$(40.7)	(26.5%)
Expenses	120.2	139.3	(19.1)	(13.7)

Pre-tax earnings/(loss) [1]	(7.3)	14.3	(21.6)	n/m

*	Totals may not add due to rounding.

n/m — not meaningful

1.	Pre-Tax Earnings/(Loss) represents segment profit/loss after allocation of support function costs. Support functions include administration, clearing, communications, core technology, facilities, finance, human resources, legal and compliance, risk and senior leadership.
2.	Eliminations revenues/expenses represent fees paid to Execution Services from Market Making, which are netted against revenues and regulatory, exchange, and execution fees financial statement line items.

Consolidated revenues decreased $40.7 million (-26.5%) to $112.9 million for the three months ended March 31, 2013 from $153.6 million for the three months ended March 31, 2012. The decline in consolidated revenues was attributable to lower trading revenues from the Market Making segment, which was negatively impacted by generally lower market volatilities and volumes across various asset classes as well as continued market share contraction primarily due to changes in the competitive landscape in the U.S., Europe and Asia-Pacific. For the three months ended March 31, 2013, the average daily market volumes for U.S. cash equities and the total notional volume for EU cash equities declined approximately 7% and 11%, respectively, compared to the three months ended March 31, 2012. The average daily market volumes for CME interest rate products increased 1% for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. Compounding the impact of the volume declines was lower market volatility. For the three months ended March 31, 2013, the average realized 20-day volatility of the 10-year Treasury Note Future and Euro Stoxx 50 Futures, and the average implied volatility of the VIX declined approximately 31%, 35%, and 26%, respectively, as compared to the three months ended March 31, 2012. The average realized 20-day volatility of the S&P 500 increased approximately 1% for the three months ended March 31, 2013 compared to the three months ended March 31, 2012. For the three months ended March 31, 2013, GETCO’s market share in U.S. cash equities, U.S. equity futures, U.S. fixed income cash treasuries, and U.S. fixed income treasury futures declined by 2 percentage points, 3 percentage points, 6 percentage points, and 8 percentage points, respectively, from the three months ended March 31, 2012 (based on GETCO’s internal calculations and data from the U.S. consolidated tapes; the CME and the IntercontinentalExchange; Brokertec, Espeed and GovEx; and the CME and ELX Futures, L.P., respectively).

Consolidated expenses decreased $19.1 million (-13.7%) to $120.2 million for the three months ended March 31, 2013 from $139.3 million for the three months ended March 31, 2012. The decline in consolidated expenses was primarily attributable to lower employee salaries and bonus compensation (total headcount declined to 404 as of March 31, 2013 from 442 as of March 31, 2012), lower trading volumes which resulted in lower regulatory, exchange, and execution fees, lower colocation and data line expenses due to negotiated cost savings, and lower travel and entertainment costs. These cost decreases were partially offset by increases in professional fees related to the merger as well as restructuring costs and lease loss expenses. For the three months ended March 31, 2013, GETCO incurred $5.6 million of merger-related expenses and $2.6 million of restructuring costs and lease loss expense related to the closing of its Hong Kong office and sublet of its New York office located at 55 Broad Street.

The changes in pre-tax earnings (loss) by segment for the three months ended March 31, 2013 and March 31, 2012 are summarized as follows:

•

Market Making—Pre-tax earnings from Market Making decreased $12.2 million (-70.3%) to $5.1 million for the three months ended March 31, 2013 from $17.4 million for the three months ended March 31, 2012. The decline was primarily attributable to lower revenues, which were partially offset by lower expenses. Revenues were adversely impacted by generally lower market volatilities and volumes across various asset classes as well as continued market share contraction primarily due to changes in the competitive landscape in the U.S., Europe and Asia-Pacific. For the three months ended March 31, 2013, the average daily market volumes for U.S. cash equities and the total notional volume for EU cash equities declined approximately 7% and 11%, respectively, compared to the three months ended March 31, 2012. The average daily market volumes for CME interest rate products increased 1% for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

Compounding the impact of the volume declines was lower market volatility. For the three months ended March 31, 2013, the average realized 20-day volatility of the 10-year Treasury Note Future and Euro Stoxx 50 Futures, and the average implied volatility of the VIX declined approximately 31%, 35%, and 26%, respectively, as compared to the three months ended March 31, 2012. The average realized 20-day volatility of the S&P 500 increased approximately 1% for the three months ended March 31, 2013 compared to the three months ended March 31, 2012. For the three months ended March 31, 2013, GETCO’s market share in U.S. cash equities, U.S. equity futures, U.S. fixed income cash treasuries, and U.S. fixed income treasury futures declined by 2 percentage points, 3 percentage points, 6 percentage points, and 8 percentage points, respectively, from the three months ended March 31, 2012 (based on GETCO’s internal calculations and data from the U.S. consolidated tapes; the CME and the IntercontinentalExchange; Brokertec, Espeed and GovEx; and the CME and ELX Futures, L.P., respectively). Expenses were lower primarily due to lower payroll and discretionary bonus amounts as well as lower regulatory, exchange, and execution fees resulting from lower trading volumes.

•

Execution Services—Pre-tax loss from Execution Services decreased $0.1 million (9.2%) to a loss of $1.4 million for the three months ended March 31, 2013 from a loss of $1.6 million for the three months ended March 31, 2012. The improvement in results was primarily due to increased revenues from GETCO’s GETAlpha product and lower payroll and discretionary bonus amounts, partially offset by higher severance expense, higher regulatory, exchange, and execution fees, and an increase in order flow expense.

•

Corporate and Other—Pre-tax loss from Corporate and Other increased $9.5 million (628.0%) to a loss of $11.0 million for the three months ended March 31, 2013 from a loss of $1.5 million for the three months ended March 31, 2012. The increase in Corporate and Other loss was primarily attributable to higher expenses related to the Knight merger as well as restructuring and lease loss costs associated with closing the Hong Kong office and sublet of the 55 Broad Street office location, higher bank fees, and an increase in interest expense related to repurchases of members’ interest. For the three months ended March 31, 2013, Knight merger related expenses, Hong Kong office restructuring costs, Hong Kong lease loss expense, and 55 Broad Street lease loss expenses were $5.6 million, $1.1 million, $0.8 million, and $0.8 million, respectively.

Segment Commentary—Years Ended December 31, 2012 and 2011

The following table sets forth: (i) Revenues, (ii) Expenses, and (iii) Pre-tax earnings/(loss) from GETCO’s segments and on a consolidated basis for the years ended December 31, 2012 and 2011 (in millions):

	For the year ended December 31,
	2012	2011	$ Change	% Change
Market Making
Revenues	$514.3	$880.5	$(366.3)	(41.6%)
Expenses	485.2	680.3	(195.1)	(28.7)

Pre-tax earnings [1]	29.1	200.3	(171.2)	(85.5)
Execution Services
Revenues	$34.7	$25.0	$9.7	38.9%
Expenses	43.1	41.1	2.0	4.8

Pre-tax loss [1]	(8.3)	(16.1)	7.8	48.3
Corporate & Other
Revenues	$19.6	$25.1	$(5.5)	(21.9%)
Expenses	13.9	15.7	(1.8)	(11.5)

Pre-tax earnings [1]	5.7	9.4	(3.7)	(39.4)

*	Totals may not add due to rounding.

	For the year ended December 31,*
	2012	2011	$ Change	% Change
Eliminations [2]
Revenues/expenses	$(17.1)	$(15.2)	$(1.9)	(12.6%)
Consolidated
Revenues	$551.5	$915.5	$(363.9)	(39.8%)
Expenses	525.1	721.9	(196.8)	(27.3)

Pre-tax earnings [1]	26.4	193.5	(167.1)	(86.3)

*	Totals may not add due to rounding.
1.	Pre-Tax Earnings/(Loss) represents segment profit/loss after allocation of support function costs. Support functions include administration, clearing, communications, core technology, facilities, finance, human resources, legal and compliance, risk and senior leadership.
2.	Eliminations revenues/expenses represent fees paid to Execution Services from Market Making, which are netted against revenues and regulatory, exchange, and execution fees financial statement line items.

Consolidated revenues decreased $363.9 million (-39.8%) to $551.5 million for the year ended December 31, 2012 from $915.5 million for the year ended December 31, 2011. The decline in consolidated revenues was primarily attributable to lower trading revenues from the Market Making segment, which was negatively impacted by generally lower market volatilities and volumes across all asset classes globally, and the increased internalization of order flow in the U.S. cash equity markets, as well as market share contraction primarily due to changes in the competitive landscape in the U.S., Europe and Asia-Pacific. For the year ended December 31, 2012, the average daily market share/contract volumes for U.S. cash equities and CME interest rate products declined approximately 18% and 20%, respectively, as compared to the year ended December 31, 2011; total notional volume for EU cash equities declined approximately 23% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Compounding the impact of these volume declines was lower market volatility. For the year ended December 31, 2012, the average realized 20-day volatility of the S&P 500 and the 10-year Treasury Note Future, and the average implied volatility of the VIX declined approximately 39%, 31%, and 26%, respectively, as compared to the year ended December 31, 2011.

Consolidated expenses decreased $196.8 million (-27.3%) to $525.1 million for the year ended December 31, 2012 from $721.9 million for the year ended December 31, 2011. The decline in consolidated expenses was primarily attributable to lower trading volumes which resulted in lower regulatory, exchange, and execution fees and employee bonus compensation. These cost decreases were partially offset by increases attributed to higher headcount needed to build out trading businesses focused on options market-making, international arbitrage and mid-frequency strategies (average monthly headcount for the year ended December 31, 2012 was 419 employees compared to the average monthly headcount for the year ended December 31, 2011 of 346 employees) as well as costs related to technology and systems upgrades designed to enhance GETCO’s competitiveness and efforts to regain lost market share. During the year ended December 31, 2012, GETCO invested $48.9 million to develop and expand both new and existing trading strategies and product offerings. These investments contributed to the decrease in consolidated pre-tax earnings for the year ended December 31, 2012 of $167.1 million (-86.3%) to $26.4 million from $193.5 million for the year ended December 31, 2011.

The changes in pre-tax earnings (loss) by segment from 2011 to 2012 are summarized as follows:

•

Market Making—Pre-tax earnings from Market Making decreased $171.2 million (-85.5%) to $29.1 million for the year ended December 31, 2012 from $200.3 million for the year ended December 31, 2011. The decline was primarily attributable to lower revenues, which were partially offset by lower expenses. Revenues were adversely impacted by lower overall market volumes, reduced levels of volatility, increased competition and a higher percentage of internalization in U.S. cash equity markets. For the year ended December 31, 2012, the average daily market share/contract volumes for U.S. cash equities and CME interest rate products declined approximately 18% and 20%, respectively, as compared to the year ended December 31, 2011; total notional volume for EU cash equities declined approximately 23% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Compounding the impact of these volume declines was lower market volatility. For the year ended December 31, 2012, the average realized 20-day volatility of the S&P 500 and the 10-year Treasury Note Future, and the average implied volatility of the VIX declined approximately 39%, 31%, and 26%, respectively, as compared to the year ended December 31, 2011. For the year ended December 31, 2012, GETCO’s market share in U.S. cash equities, U.S. equity futures, U.S. fixed income cash treasuries, and U.S. fixed income treasury futures declined by 4 percentage points, 4 percentage points, 13 percentage points, and 10 percentage points, respectively, from 2011 (based on GETCO’s internal calculations and data from the U.S. consolidated tapes; the CME and the IntercontinentalExchange; Brokertec, Espeed and GovEx; and the CME and ELX Futures, L.P., respectively). Expenses were lower due to lower regulatory, exchange, and execution fees resulting from lower trading volumes and lower employee compensation and related benefits due to lower discretionary bonus payments.

•

Execution Services—Pre-tax loss from Execution Services decreased $7.8 million (48.3%) to a loss of $8.3 million for the year ended December 31, 2012 from a loss of $16.1 million for the year ended December 31, 2011. The improvement in results was primarily due to increased revenues from GETCO’s GETAlpha product, partially offset by higher colocation and data line costs associated with building out the GETAlpha technology capabilities.

•

Corporate and Other—Pre-tax earnings from Corporate and Other decreased $3.7 million (-39.4%) to $5.7 million for the year ended December 31, 2012 from $9.4 million for the year ended December 31, 2011. The decline in Corporate and Other profit was primarily attributable to lower revenue resulting from lower strategic investment income related to BATS.

Segment Commentary—Years Ended December 31, 2011 and 2010

The following table sets forth: (i) Revenues, (ii) Expenses, and (iii) Pre-tax earnings/(loss) from operations of GETCO’s segments and on a consolidated basis for the years ended December 31, 2011 and 2010:

	For the year ended December 31,*
	2011	2010	$ Change	% Change
Market Making
Revenues	$880.5	$861.5	$19.1	2.2%
Expenses	680.3	646.0	34.2	5.3

Pre-tax earnings [1]	200.3	215.4	(15.2)	(7.0)
Execution Services
Revenues	$25.0	$16.8	$8.2	48.7%
Expenses	41.1	19.3	21.8	112.7

Pre-tax loss [1]	(16.1)	(2.5)	(13.6)	(540.7)
Corporate & Other
Revenues	$25.1	$2.2	$22.9	1,060.5%
Expenses	15.7	25.4	(9.7)	(38.1)

Pre-tax earnings/(loss) [1]	9.4	(23.2)	32.6	n/m
Eliminations [2]
Revenues/expenses	$(15.2)	$(13.5)	$(1.7)	(12.2%)
Consolidated
Revenues	$915.5	$866.9	$48.5	5.6%
Expenses	721.9	677.3	44.7	6.6

Pre-tax earnings [2]	193.5	189.7	3.9	2.0

*	Totals may not add due to rounding.

n/m — not meaningful

1.	Pre Tax Earnings/(Loss) represents segment profit/loss after allocation of support function costs. Support functions include administration, clearing, communications, core technology, facilities, finance, human resources, legal and compliance, risk and senior leadership.
2.	Eliminations revenues/expenses represent fees paid to Execution Services from Market Making, which are netted against revenues and regulatory, exchange, and execution fees financial statement line items.

Consolidated revenues increased $48.5 million (5.6%) to $915.5 million in 2011 from $866.9 million in 2010. The increase in consolidated revenue was attributable to all segments and was primarily due to higher fixed income and equity trading revenues as well as a gain on GETCO’s strategic investment in Chi-X of $27.7 million (BATS acquired Chi-X on November 30, 2011). In 2011, the average daily volume for CME interest rate products and the total notional volume for EU cash equities increased approximately 11% and 6.4%, respectively, as compared to 2010. In addition, the average realized 20-day volatility of the S&P 500 and Euro Stoxx 50 futures increased approximately 21% and 16%, respectively, as compared to the average realized 20-day volatility in 2010.

Consolidated expenses increased $44.7 million (6.6%) to $721.9 million in 2011 from $677.3 million in 2010 primarily due to higher bonus compensation related to higher net revenues, higher salary compensation and benefits (headcount increased to 414 employees at December 31, 2011 from 310 employees at December 31, 2010), higher colocation and data line costs, and higher professional fees related to recruiting. As a result, consolidated pre-tax earnings increased $3.9 million (2.0%) to $193.5 million in 2011 from $189.7 million in 2010.

The changes in pre-tax earnings/loss from operations by segment from 2010 to 2011 are summarized as follows:

•

Market Making—Pre-tax earnings from Market Making decreased $15.2 million (-7.0%) to $200.3 million in 2011 from $215.4 million in 2010. The decline was primarily attributable to higher salary and benefits expenses related to increased headcount and higher colocation costs. Headcount increases related to early investments to build out trading businesses focused on options market-making, international arbitrage and mid-frequency strategies.

•

Execution Services—Pre-tax loss from Execution Services increased $13.6 million (-540.7%) to a loss of $16.1 million in 2011 from a loss of $2.5 million in 2010 primarily due to higher salary and benefit expenses related to headcount growth as well as higher technology costs related to colocation upgrades and new client acquisitions.

•

Corporate and Other—Pre-tax earnings from Corporate and Other improved $32.6 million to $9.4 million in 2011 from a loss of $23.2 million in 2010 primarily due to lower unit amortization expense and a gain on GETCO’s strategic investment in Chi-X.

Results of Operations for the Three Months Ended March 31, 2013 and 2012

The following table sets forth the consolidated statements of operations for the three months ended March 31, 2013 and 2012 (in millions):

Consolidated Statement of Operations

	(Unaudited) Three Months Ended March 31,
	2013	2012	$ Change	% Change
Revenues
Trading gains and losses, net	$112.5	$153.2	$(40.7)	(26.6%)
Interest and dividends, net	(0.0)	(0.2)	0.1	77.2
Income on investments, net	0.4	—	0.4	n/m
Other income (loss), net	0.0	0.5	(0.5)	(93.1)

Total revenues	112.9	153.6	(40.7)	(26.5)

Expenses
Regulatory, exchange, and execution fees	41.0	49.8	(8.8)	(17.8)
Employee compensation and related benefits	32.6	41.6	(8.9)	(21.5)
Colocation and data line expenses	19.7	21.0	(1.3)	(6.2)
Depreciation and amortization	8.2	11.9	(3.7)	(31.2)
Professional fees	7.0	4.6	2.4	52.2
Occupancy, communication and office	3.9	3.7	0.3	7.0
Restructuring costs and lease loss	2.6	—	2.6	n/m
Travel and entertainment	1.4	3.0	(1.7)	(54.5)
Computer supplies and maintenance	1.0	1.4	(0.5)	(32.2)
Order flow expense	0.9	0.8	0.1	12.6
Interest expense on corporate borrowings and capital lease obligations	0.5	0.8	(0.3)	(38.2)
Other expenses	1.4	0.8	0.6	82.2

Total expenses	120.2	139.3	(19.1)	(13.7)

Income (loss) before income taxes	(7.3)	14.3	(21.6)	n/m
Provision for income taxes	2.0	3.3	(1.3)	(39.9)

Net income (loss)	(9.3)	11.0	(20.3)	n/m

*	Totals may not add due to rounding.

n/m — not meaningful

Revenues

Market Making

	For the three months ended March 31,
	2013	2012	$ Change	% Change
Total Revenues From Market Making (millions) [1]	$107.0	$149.3	$(42.3)	(28.3%)

1.	Includes debit, credit, and short stock interest, as well as dividend income and expense resulting from trading operations. Totals may not add due to rounding.

Total revenues from Market Making declined $42.3 million (-28.3%) to $107.0 million for the three months ended March 31, 2013 from $149.3 million for the three months ended March 31, 2012. Market Making revenues for the three months ended March 31, 2013 primarily represent trading gains and losses and were negatively impacted by industry-specific trends such as lower market volatilities and volumes across various asset classes as well as continued market share contraction primarily due to continued change in the competitive landscape in the U.S., Europe and Asia-Pacific. For the three months ended March 31, 2013, GETCO’s market share in U.S. cash equities, U.S. equity futures, U.S. fixed income cash treasuries, and U.S. fixed income treasury futures declined by 2 percentage points, 3 percentage points, 6 percentage points, and 8 percentage points, respectively, from the three months ended March 31, 2012 (based on GETCO’s internal calculations and data from the U.S. consolidated tapes; the CME and the IntercontinentalExchange; Brokertec, Espeed and GovEx; and the CME and ELX Futures, L.P., respectively).

Execution Services

	For the three months ended March 31,
	2013	2012	$ Change	% Change
Total Revenues From Execution Services (millions) [1]	$9.2	$7.7	$1.5	19.0%

1.	Totals may not add due to rounding.

Total revenues from Execution Services, which includes fees from GETCO’s Market Making segment and commissions and fees from agency execution activities, increased $1.5 million (19.0%) to $9.2 million for the three months ended March 31, 2013 from $7.7 million for the three months ended March 31, 2012. The increase in revenue was primarily attributable to increased third party revenues from GETCO’s GETAlpha product.

Corporate and Other

	For the three months ended March 31,
	2013	2012	$ Change	% Change
Total Revenues From Corporate and Other (millions) [1]	$1.2	$0.7	$0.5	67.2%

1.	Includes non-trading position related interest income, dividend income related to certain strategic investments, income (loss) from certain strategic investments, and currency conversion gains/(losses) related to non-U.S. dollar denominated cash deposits held at clearing firms. Intercompany rebates and fees paid to Execution Services from Market Making are accounted for through intercompany eliminations and are not included in Corporate and Other. Totals may not add due to rounding.

Total revenues from the Corporate and Other segment increased $0.5 million (67.2%) to $1.2 million for the three months ended March 31, 2013 from $0.7 million for the three months ended March 31, 2012. The increase in revenue was primarily attributable to an increase in interest income associated with an increase in GETCO’s short term bond funds.

Expenses

Regulatory, exchange, and execution fees declined $8.8 million (-17.8%) to $41.0 million for the three months ended March 31, 2013 from $49.8 million for the three months ended March 31, 2012. The decline in expenses was primarily driven by lower trading volumes.

Employee compensation and related benefits decreased $8.9 million (-21.5%) to $32.6 million for the three months ended March 31, 2013 from $41.6 million for the three months ended March 31, 2012. This decrease was primarily attributable to lower salaries and bonus compensation expense resulting from lower headcount and lower operating profit. Severance costs decreased $0.1 million (-5.1%) to $2.6 million for the three months ended March 31, 2013 from $2.8 million for the three months ended March 31, 2012.

Colocation and data line expenses decreased $1.3 million (-6.2%) to $19.7 million for the three months ended March 31, 2013 from $21.0 million for the three months ended March 31, 2012. The decrease in colocation and data line expenses is primarily attributable to negotiated contractual costs savings.

Depreciation and amortization expense decreased $3.7 million (-31.2%) to $8.2 million for the three months ended March 31, 2013 from $11.9 million for the three months ended March 31, 2012. Depreciation and amortization expense declined due to lower equipment depreciation resulting from depreciation run-off in excess of new spending for equipment purchases.

Professional fees increased $2.4 million (52.2%) to $7.0 million for the three months ended March 31, 2013 from $4.6 million for the three months ended March 31, 2012. The increase in professional fees is attributable to the merger with Knight. For the three months ended March 31, 2013 GETCO incurred $5.3 million of professional fees related to the merger. Professional fees for the three months ended March 31, 2012 include $0.9 million of one-time legal expenses related to FINRA’s investigation into GETCO’s written supervisory procedures and other non-recurring and one-time items.

Occupancy, communication and office expenses increased $0.3 million (7.0%) to $3.9 million for the three months ended March 31, 2013 from $3.7 million for the three months ended March 31, 2012. Increases were primarily attributable to higher rent from the opening of GETCO’s New York office in late 2012. GETCO incurred rent expense in excess of cash payments of $0.2 million and $0.6 million for the three months ended March 31, 2013 and 2012, respectively.

Restructuring costs and lease loss expenses increased $2.6 million to $2.6 million for the three months ended March 31, 2013 from $0.0 million for the three months ended March 31, 2012. The increase in restructuring costs and lease loss expenses was attributable to $1.1 million of asset impairment charges and employee costs associated with the closing of GETCO’s Hong Kong office, $0.8 million of lease loss expense from the sublet of GETCO’s New York office located at 55 Broad Street, and a $0.8 million write down of GETCO’s Hong Kong office lease.

Travel and entertainment expenses decreased $1.7 million (-54.5%) to $1.4 million for the three months ended March 31, 2013 from $3.0 million for the three months ended March 31, 2012. The decline in travel and entertainment costs was primarily attributable to lower air travel and lodging expenses resulting from changes in GETCO’s travel policy, limiting non-essential travel, and the elimination of GETCO’s fractional jet share. For the three months ended March 31, 2013, GETCO incurred $0.3 million of travel expenses related to the Knight merger.

Computer supplies and maintenance expense decreased $0.5 million (-32.2%) to $1.0 million for the three months ended March 31, 2013 from $1.4 million for the three months ended March 31, 2012. The decrease in computer supplies and maintenance expense was primarily attributable to lower equipment and software purchases.

Other expenses increased $0.5 million (19.3%) to $2.8 million for the three months ended March 31, 2013 from $2.3 million for the three months ended March 31, 2012 primarily due to higher member interest expense, higher bank fees, and lower VAT recoveries, partially offset by lower bank loan interest and exchange fees.

Financial Condition as of March 31, 2013

GETCO has historically maintained a highly liquid balance sheet, with a substantial portion of total assets consisting of cash and cash equivalents, highly liquid marketable securities and short term receivables.

As of March 31, 2013 and December 31, 2012, GETCO had $1,728.7 million and $1,687.5 million of total assets, respectively. The assets consisting of cash and other assets readily convertible into cash were as follows (in millions):

	(Unaudited) As of March 31,	As of December 31,
	2013	2012
Cash and cash equivalents	$352.2	$427.6
Receivables from exchanges	15.4	11.5
Receivables from clearing brokers andclearing organizations	144.8	85.3
Securities and options owned, at fairvalue
Equity securities	438.0	382.0
Listed equity options	75.0	92.3
Debt securities	173.3	183.6
Collateralized agreements:
Securities borrowed	74.4	55.1

Total cash and assets readily convertible to cash	$1,273.2	$1,237.5

*	Totals may not add due to rounding.

It is GETCO’s expectation that substantially all of the amounts disclosed in the table above could be liquidated to cash within five business days under normal market conditions; however, the liquidated values may be subjected to haircuts during distressed markets.

Securities and options owned, at fair value, principally consist of listed equities and listed equity options that trade primarily on U.S. and European equity markets, as well as corporate debt securities, which include short-term bond funds held as part of GETCO’s cash management.

Securities borrowed represent the value of cash or other collateral deposited with securities lenders to facilitate GETCO’s trade settlement process.

Receivables from exchanges are related to market volume based liquidity rebates.

Receivables from clearing brokers include interest bearing cash balances held with third party clearing brokers, including, or net of, amounts related to securities transactions. Receivables from clearing organizations include interest bearing cash balances including, or net of, securities transactions that have not yet reached their contracted settlement date.

Other assets primarily represent deposits and other miscellaneous receivables.

Total assets increased $41.1 million (2.4%) to $1,728.7 million at March 31, 2013 from $1,687.5 million at December 31, 2012. The majority of the increase in assets related to an increase in receivables from clearing brokers and clearing organizations, an increase in securities and options owned, and an increase in securities borrowed, which were partially offset by a decline in cash and cash equivalents. Receivables from clearing brokers and clearing organizations increased $59.6 million (69.8%) to $144.8 million at March 31, 2013 from $85.3 million at December 31, 2012 due to higher deposits at third party clearing organizations. Securities and options owned, which fluctuate based on trading volumes, market conditions, and trading strategies utilized in the options market making, international arbitrage, and mid-frequency trading business, increased $28.5 million (4.3%) to $686.4 million at March 31, 2013 from $657.9 million at December 31, 2012, primarily due to an increase in equities positions related to the growth of mid-frequency strategies which have longer holding periods than GETCO’s high frequency trades. Securities borrowed increased $19.3 million (34.9%) to $74.4 million at March 31, 2013 from $55.1 million at December 31, 2012. This increase is primarily related to the implementation of the aforementioned mid-frequency strategies.

Total liabilities increased $37.4 million (5.2%) to $759.1 million at March 31, 2013 from $721.7 million at December 31, 2012. Securities and options sold, not yet purchased increased $74.7 million (14.6%) to $587.2 million at March 31, 2013 from $512.6 million at December 31, 2012, primarily reflecting the impact of longer holding periods related to mid-frequency trading strategies. Payables to clearing brokers decreased $18.8 million (-77.9%) to $5.4 million at March 31, 2013 from $24.2 million at December 31, 2012, primarily due to lower net trading positions. Compensation payable decreased $19.5 million (-64.4%) to $10.7 million at March 31, 2013 from $30.2 million at December 31, 2012. The decrease was primarily due to lower incentive compensation and lower operating income.

Members’ equity increased $3.8 million (0.4%) to $969.6 million at March 31, 2013 from $965.8 million at December 31, 2012. The increase primarily reflects other comprehensive income of $11.9 million from unrealized gains related to the Knight investment, which was substantially offset by a decrease to retained earnings.

Results of Operations for the Years Ended December 31, 2012 and 2011

The following table sets forth the consolidated statements of operations for the years ended December 31, 2012 and 2011 (in millions):

Consolidated Statement of Operations

	For the year ended December 31,
	2012	2011	$ Change	% Change
Revenues
Trading gains and losses, net	$526.2	$893.3	$(367.1)	(41.1%)
Interest and dividends, net	(1.7)	2.0	(3.7)	n/m
Income from investments, net	25.8	22.8	3.0	13.2
Other income (loss), net	1.3	(2.6)	3.8	n/m

Total revenues	551.5	915.5	(363.9)	(39.8)

Expenses
Regulatory, exchange, and execution fees	185.8	289.0	(103.2)	(35.7)
Employee compensation and related benefits	161.4	244.9	(83.6)	(34.1)
Colocation and data line expenses	84.1	81.4	2.6	3.2
Depreciation and amortization	34.9	45.7	(10.7)	(23.5)
Professional fees	19.2	23.2	(4.0)	(17.1)
Occupancy, communication and office	16.0	13.3	2.7	20.6
Travel and entertainment	8.9	12.7	(3.9)	(30.4)
Computer supplies and maintenance	6.0	5.2	0.7	13.5
Order flow expense	3.3	3.3	(0.1)	(1.7)
Interest expense on corporate borrowings and capital lease obligations	2.7	1.3	1.4	105.2
Other expenses	2.9	1.7	1.2	68.8

Total expenses	525.1	721.9	(196.8)	(27.3)

Income before income taxes	26.4	193.5	(167.1)	(86.3)
Provision for income taxes	10.3	30.8	(20.6)	(66.7)

Net income	$16.2	$162.7	$(146.5)	(90.1%)

*	Totals may not add due to rounding.

n/m — not meaningful

Revenues

Market Making

	For the year ended December 31,
	2012	2011	$ Change	% Change
Total Revenues From Market Making (millions) [1,2]	$514.3	$880.5	$(366.3)	(41.6%)

*	Totals may not add due to rounding.
1.	Includes debit, credit, and short stock interest, as well as certain strategic investment income and dividend income and expense resulting from trading operations.
2.	2012 includes $9.1 million of strategic investment income related to a BATS/Chi-X earnout payment. This $9.1 million was earned by Market Making based on achieved trading volumes on BATS.

Total revenues from Market Making declined $366.3 million (-41.6%) to $514.3 million for the year ended December 31, 2012 from $880.5 million for the year ended December 31, 2011. Market Making revenues for the year ended December 31, 2012 primarily represent trading gains and losses and were negatively impacted by industry-specific trends such as lower market volumes and volatility across all asset classes, and the increasing internalization of order flow in the U.S. cash equity markets resulting in lower market share. For the year ended December 31, 2012, GETCO’s market share in U.S. cash equities, U.S. equity futures, U.S. fixed income cash treasuries, and U.S. fixed income treasury futures declined by 4 percentage points, 4 percentage points, 13 percentage points, and 10 percentage points, respectively, from 2011 (based on GETCO’s internal calculations and data from the U.S. consolidated tapes; the CME and the IntercontinentalExchange; Brokertec, Espeed and GovEx; and the CME and ELX Futures, L.P., respectively). Also contributing to the decline in trading revenues was an increase in interest expense resulting from higher average long positions primarily related to the expansion of mid-frequency trading strategies.

Execution Services

	For the year ended December 31,
	2012	2011	$ Change	% Change
Total Revenues From Execution Services (millions)	$34.7	$25.0	$9.7	38.9%

*	Totals may not add due to rounding.

Total revenues from Execution Services, which includes fees from GETCO’s Market Making segment and commissions and fees from agency execution activities, increased $9.7 million (38.9%) to $34.7 million for the year ended December 31, 2012 from $25.0 million for the year ended December 31, 2011. The increase in revenue was primarily attributable to increased third party revenues from GETCO’s GETAlpha product.

Corporate and Other

	For the year ended December 31,
	2012	2011	$ Change	% Change
Total Revenues From Corporate and Other (millions) [1]	$19.6	$25.1	$(5.5)	(21.9%)

1.	Includes non-trading position related interest income, dividend income related to certain strategic investments, income (loss) from certain strategic investments, and currency conversion gains/(losses) related to non-U.S. dollar denominated cash deposits held at clearing firms. Intercompany rebates and fees paid to Execution Services from Market Making are accounted for through intercompany eliminations and are not included in Corporate and Other. Totals may not add due to rounding.

Total revenues from the Corporate and Other segment decreased $5.5 million (-21.9%) to $19.6 million for the year ended December 31, 2012 from $25.1 million for the year ended December 31, 2011. The decline in revenue was primarily attributable to lower strategic investment income from BATS. In 2012 GETCO received $16.0 million of dividend income from BATS, compared to the $27.8 million unrealized gain on the BATS investment in 2011 (GETCO’s 2011 gain on BATS was partially offset in 2011 by a $5.0 million loss on ELX).

Expenses

Regulatory, exchange, and execution fees declined $103.2 million (-35.7%) to $185.8 million for the year ended December 31, 2012 from $289.0 million for the year ended December 31, 2011. The decline in expenses was primarily driven by lower trading volumes.

Employee compensation and related benefits decreased $83.6 million (-34.1%) to $161.4 million for the year ended December 31, 2012 from $244.9 million for the year ended December 31, 2011. This decrease was primarily attributable to lower bonus compensation expense resulting from lower operating profit, partially offset by higher salary and wages due to higher headcount (average monthly headcount for the year ended December 31, 2012 was 419 employees compared to the average monthly headcount for the year ended December 31, 2011 of 346 employees), a firm-wide increase in base compensation levels that was implemented in 2012 to better align base compensation with the job market, and higher severance expense. The increase in headcount over the period primarily related to investments GETCO made to build out trading businesses focused on options market-making, international arbitrage, mid-frequency strategies, and GES. Severance costs increased $0.2 million (1.7%) to $11.8 million for the year ended December 31, 2012 from $11.6 million for the year ended December 31, 2011.

Colocation and data line expenses increased $2.6 million (3.2%) to $84.1 million for the year ended December 31, 2012 from $81.4 million for the year ended December 31, 2011. The increase in colocation and data line expenses is primarily attributable to costs associated with the new colocation facility of the CME, which opened in early 2012, and improvements to GETCO’s Wide Area Network.

Depreciation and amortization decreased $10.7 million (-23.5%) to $34.9 million for the year ended December 31, 2012 from $45.7 million for the year ended December 31, 2011. The decline in depreciation and amortization expense was primarily attributable to a change in GETCO’s accounting method to straight line depreciation from double declining balance beginning January 1, 2012; and a change in the estimated useful life of DMM rights, from 7.5 years to 12 years. As part of GETCO’s periodic review of the expected useful life of its DMM, GETCO determined that industry standard has been to amortize DMM rights over a period from 9 years to 14 years and thus made the decision to increase the useful life of its DMM from 7.5 years to 12 years.

Professional fees decreased $4.0 million (-17.1%) to $19.2 million for the year ended December 31, 2012 from $23.2 million for the year ended December 31, 2011. The key drivers of the decline in professional fees were lower corporate legal, tax consulting, and other consulting fees, partially offset by higher placement fees and Knight related merger expenses. Despite the decline in total professional fees, in 2012 GETCO incurred $4.3 million of costs associated with its Knight investment and subsequent merger agreement as well as $2.5 million of other one-time legal and litigation expenses associated with the completion of FINRA’s investigation into GETCO’s written supervisory procedures and operational and risk controls, new investments in proprietary speed technologies, and other non-recurring and one-time items.

Occupancy, communication and office expenses increased $2.7 million (20.6%) to $16.0 million for the year ended December 31, 2012 from $13.3 million for the year ended December 31, 2011. Increases were primarily attributable to the opening of new office locations in Hong Kong and Mumbai, and a relocation of GETCO’s New York office in late 2012 and Chicago corporate office in late 2011. In 2012 GETCO incurred rent related expense in excess of cash payments of $2.3 million resulting from rent holidays for its new Chicago and New York office locations.

Travel and entertainment expenses decreased $3.9 million (-30.4%) to $8.9 million for the year ended December 31, 2012 from $12.7 million for the year ended December 31, 2011. The decline in travel and entertainment costs was primarily attributable to lower airfare and lodging expenses resulting from changes in GETCO’s travel policy, limiting non-essential travel.

Computer supplies and maintenance expense increased $0.7 million (13.5%) to $6.0 million for the year ended December 31, 2012 from $5.2 million for the year ended December 31, 2011. The increase in computer supplies and maintenance expense was primarily attributable to a one-time $0.4 million write-off of data management software as well as higher data storage and disaster recovery costs related to the purchase of additional software.

All other expenses increased $2.5 million (39.4%) to $8.9 million for the year ended December 31, 2012 from $6.4 million for the year ended December 31, 2011 primarily due to higher interest and bank fees associated with a new $350.0 million secured credit facility and a draw down on a $50.0 million unsecured revolver to fund GETCO’s August 2012 investment in Knight. The higher interest and bank fees were partially offset by higher VAT recoveries. See “Liquidity and Capital Resources” on page [    ].

Results of Operations for the Years Ended December 31, 2011 and 2010

The following table sets forth the consolidated statements of operations for the years ended December 31, 2011 and 2010 (in millions):

Consolidated Statement of Operations

	For the year ended December 31,		$ Change	% Change
	2011	2010
Revenues
Trading gains and losses, net	$893.3	$865.0	$28.3	3.3%
Interest and dividends, net	2.0	0.1	1.9	1,655.2
Income from investments, net	22.8	—	22.8	n/m
Other income (loss), net	(2.6)	1.8	(4.4)	n/m

Total revenues	915.5	866.9	48.5	5.6

Expenses
Regulatory, exchange, and execution fees	289.0	303.6	(14.5)	(4.8)
Employee compensation and related benefits	244.9	222.1	22.8	10.3
Colocation and data line expenses	81.4	55.2	26.3	47.6
Depreciation and amortization	45.7	46.6	(0.9)	(2.0)
Professional fees	23.2	15.4	7.8	50.8
Occupancy, communication and office	13.3	10.1	3.2	32.1
Travel and entertainment	12.7	10.1	2.6	26.0
Computer supplies and maintenance	5.2	6.1	(0.9)	(14.6)
Order flow expense	3.3	4.1	(0.8)	(18.7)
Interest expense on corporate borrowings and capital lease obligations	1.3	0.7	0.6	75.5
Other expenses	1.7	3.3	(1.5)	(46.5)

Total expenses	721.9	677.3	44.7	6.6

Income before income taxes	193.5	189.7	3.9	2.0
Provision for income taxes	30.8	27.8	3.0	10.8

Net income	$162.7	$161.9	$0.8	0.5%

*	Totals may not add due to rounding.

n/m — not meaningful

Market Making

	For the year ended December 31,		$ Change	% Change
	2011	2010
Total Revenues From Market Making (millions) [1]	$880.5	$861.5	$19.1	2.2%

1.	Includes debit, credit, and short stock interest, as well as dividend income and expense resulting from GETCO’s net trading positions. Totals may not add due to rounding.

Total revenues from Market Making increased $19.1 million (2.2%) to $880.5 million in 2011 from $861.5 million in 2010. Revenues in 2011 primarily represented net trading gains and losses and were positively impacted by higher fixed income market volumes as well as higher levels of volatility throughout the global markets. For the year ended December 31, 2011, despite the increase in fixed income market volumes, GETCO’s market share in U.S. fixed income cash treasuries and U.S. fixed income treasury futures declined by 8 percentage points and 2 percentage points, respectively, from 2010 (based on GETCO’s internal calculations and data from Brokertec, Espeed and GovEx, and the CME and ELX Futures, L.P., respectively).

Execution Services

	For the year ended December 31,
	2011	2010	$ Change	% Change
Total Revenues From Execution Services (millions) [1]	$25.0	$16.8	$8.2	48.7%

1.	Totals may not add due to rounding.

Total revenues from Execution Services, which includes fees from GETCO’s Market Making segment and commissions and fees from agency execution activities, increased $8.2 million (48.7%) to $25.0 million in 2011 from $16.8 million in 2010. Revenues in 2011 were positively impacted by an increase in clients.

Corporate and Other

	For the year ended December 31,
	2011	2010	$ Change	% Change
Total Revenues From Corporate and Other (millions) [1]	$25.1	$2.2	$22.9	1,060.5%

1.	Includes non-trading position related interest income, dividend income related to certain strategic investments, income (loss) from certain strategic investments, and currency conversion gains/(losses) related to non-U.S. dollar denominated cash deposits held at clearing firms. Intercompany rebates and fees paid to Execution Services from Market Making are accounted for through intercompany eliminations and are not included in Corporate and Other. Totals may not add due to rounding.

Total revenues from the Corporate and Other segment, which primarily represents net gains on strategic investments, increased $22.9 million to $25.1 million in 2011 from $2.2 million in 2010. The key driver of the increase in revenues was a gain of $27.8 million on GETCO’s Chi-X investment.

Expenses

Regulatory, exchange, and execution fees declined $14.5 million (-4.8%) to $289.0 million in 2011 from $303.6 million in 2010. The decline was primarily attributable to lower U.S. cash equity trading volumes in 2011.

Employee compensation and related benefits expense increased $22.8 million (10.3%) to $244.9 million in 2011 from $222.1 million in 2010. This increase was primarily due to increased headcount and higher severance and non-compete expenses. Severance expense increased $9.1 million (366.0%) to $11.6 million in 2011 from $2.5 million in 2010.

Headcount increased by 104 in 2011 to 414 at December 31, 2011, from 310 at December 31, 2010. The increase in full-time employees was primarily due to the acquisitions of Automat Limited, which we refer to as Automat in July 2011 and the DMM rights of Banc of America Specialists, Inc., which we refer to as BAML DMM, in November 2011, as well as hiring for the investments made in trading businesses focused on options, market-making and mid-frequency strategies, and hiring to bolster GETCO’s corporate support functions.

Colocation and data line expenses increased $26.3 million (47.6%) to $81.4 million in 2011 from $55.2 million in 2010. The increase in colocation expense was primarily due to the build out of new colocations in Mahwah, New Jersey, Basildon, United Kingdom, and Tokyo, Japan as well as higher vendor rates for data and services.

Depreciation and amortization expense declined $0.9 million (-2.0%) to $45.7 million in 2011 from $46.6 million in 2010. The decline in depreciation and amortization expense is primarily attributable to the timing of assets being placed into service and the resulting depreciation. GETCO incurred $34.4 million of capital spending in 2011 related to the build out of our new Chicago office location which did not begin depreciating until November 2011.

Professional fees increased $7.8 million (50.8%) to $23.2 million in 2011 from $15.4 million in 2010. The key drivers of the increase in professional fees were legal fees and other costs associated with the Automat acquisition, FINRA’s investigation into GETCO’s written supervisory procedures and operational and risk controls, employee litigation expenses, and certain proprietary technology investments, as well as higher placement fees incurred to hire new employees. In 2011 GETCO incurred $1.2 million, $1.6 million, and $0.3 million of expenses related to the Automat acquisition, FINRA investigation and speed initiatives, and employee litigation, respectively.

Occupancy, communication and office expenses increased $3.2 million (32.1%) to $13.3 million in 2011 from $10.1 million in 2010. Occupancy, communication and office expenses increased due to incremental expenses associated with the Automat and BAML DMM acquisitions, as well as costs to relocate GETCO’s Chicago headquarters to its current location at 350 North Orleans, including rent abandonment costs, incremental rent, maintenance, utilities, and office supplies. In 2011 GETCO made $0.1 million of cash payments in excess of rent expense related to GETCO’s London office.

Travel and entertainment expenses increased $2.6 million (26.0%) to $12.7 million in 2011 from $10.1 million in 2010 due to higher airfare, hotel, and meal expenses.

Computer supplies and maintenance expense declined $0.9 million (-14.6%) to $5.2 million in 2011 from $6.1 million in 2010. The decline was primarily attributable to lower equipment purchases and maintenance costs.

All other expenses declined $1.7 million (-21.3%) to $6.4 million in 2011 from $8.1 million in 2010 due to a $1.7 million FSA fine paid in 2010.

Financial Condition as of December 31, 2012 and 2011

GETCO has historically maintained a highly liquid balance sheet, with a substantial portion of total assets consisting of cash and cash equivalents, highly liquid marketable securities and short term receivables.

As of December 31, 2012 and 2011, GETCO had $1,687.5 million and $1,302.4 million of total assets, respectively. The assets consisting of cash and other assets readily convertible into cash were as follows (in millions):

	As of December 31,
	2012	2011
Cash and cash equivalents	$427.6	$607.7
Receivables from exchanges	11.5	12.5
Receivables from clearing brokers and clearing organizations	85.3	95.5
Securities and options owned, at fair value
Equity securities	382.0	126.5
Listed equity options	92.3	83.4
Debt securities	183.6	30.9
Collateralized agreements:
Securities borrowed	55.1	23.7

Total cash and assets readily convertible to cash	$1,237.5	$980.2

*	Totals may not add due to rounding.

It is GETCO’s expectation that substantially all of the amounts disclosed in the table above could be liquidated to cash within five business days under normal market conditions, however, the liquidated values may be subjected to haircuts during distressed markets.

Total assets increased $385.2 million (29.6%) to $1,687.5 million at December 31, 2012 from $1,302.4 million at December 31, 2011. The majority of the increase in assets related to the growth of GETCO’s securities and options owned, which fluctuate based on trading volumes, market conditions, and trading strategies utilized in the options market making, international arbitrage, and mid-frequency trading business. Securities and options owned increased $417.2 million (173.3%) to $657.9 million at December 31, 2012 from $240.8 million at December 31, 2011, primarily due to an increase in short-term bond funds and higher equities and options positions related to the growth of mid-frequency strategies which have longer holding periods than GETCO’s high frequency trades. Investments increased $154.7 million (170.6%) to $245.4 million at December 31, 2012 from $90.7 million at December 31, 2011 primarily due to an increase in the value of GETCO’s investment in Knight. Receivables from clearing brokers and clearing organizations decreased $10.2 million (-10.7%) to $85.3 million at December 31, 2012 from $95.5 million at December 31, 2011, primarily due to decreased deposits at third party clearing organizations. Securities borrowed increased $31.4 million (132.4%) to $55.1 million at December 31, 2012 from $23.7 million at December 31, 2011. This increase is primarily related to the implementation of the aforementioned mid-frequency strategies.

Total liabilities increased $356.8 million (97.8%) to $721.7 million at December 31, 2012 from $364.9 million at December 31, 2011. Securities and options sold, not yet purchased increased $372.0 million (264.7%) to $512.6 million at December 31, 2012 from $140.5 million at December 31, 2011, primarily reflecting the impact of longer holding periods related to mid-frequency trading strategies. Payables to clearing brokers decreased $34.8 million (-59.0%) to $24.2 million at December 31, 2012 from $58.9 million at December 31, 2011, primarily due to lower net trading positions. Compensation payable decreased $18.4 million (-37.9%) to $30.2 million at December 31, 2012 from $48.6 million at December 31, 2011. The decrease was primarily due to lower incentive compensation and lower operating income.

Members’ equity increased $28.3 million (3.0%) to $965.8 million at December 31, 2012 from $937.5 million at December 31, 2011. The increase primarily reflects other comprehensive income from unrealized gains related to the Knight preferred stock investment of $114.3 million, which was substantially offset by repurchases of units from former GETCO unitholders of $111.5 million.

Liquidity and Capital Resources

GETCO finances its business primarily with cash generated by operations, member contributions and clearing firm borrowings. GETCO had net current assets, which consist of net assets readily convertible into cash less current liabilities (current liabilities are defined as total liabilities less capital lease obligations and notes payable), of $548.3 million, $555.0 million, and $655.0 million at March 31, 2013, December 31, 2012, and December 31, 2011, respectively.

GETCO has completed several acquisitions over the last few years. In March 2010, GETCO acquired NYSE DMM rights from Barclays for $21.0 million and in December 2011, GETCO acquired additional DMM rights from Bank of America for $30.8 million. In July 2011, GETCO acquired Automat Limited for $11.9 million in cash and equity. In each case, there is no earn-out or contingent obligations.

Income (loss) from operations before income taxes was ($9.3) million, $26.4 million, and $193.5 million for the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, respectively. Included in these amounts were certain non-cash expenses such as unit-based compensation, depreciation, and amortization. Unit-based compensation was $2.9 million, $12.3 million and $43.0 million for the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, respectively. Depreciation and amortization expense was $8.2 million, $34.9 million and $45.7 million for the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, respectively.

Capital expenditures related to GETCO’s operations were $6.2 million, $31.4 million and $62.8 million for the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, respectively. GETCO made investments of $90.1 million in 2012 compared to $5.7 million in 2011. No investments were made during the three months ended March 31, 2013. The increase in investments from 2011 to 2012 was primarily attributable to GETCO’s $87.5 million investment in Knight in August 2012. Payments relating to acquisitions of businesses, trading rights and other items were $41.8 million in 2011.

In October 2011, GETCO issued $15.0 million in senior unsecured notes to a single lender. The notes mature in October 2018 and bear interest at 5.95%. The note agreement includes covenants which require GETCO, among other things, to maintain a minimum level of net worth, regulatory capital and liquidity, all as defined in the note agreement. At March 31, 2013, GETCO was in compliance with these covenants.

On June 30, 2011, GETCO entered into a $30.0 million one year unsecured revolving credit facility. On March 30, 2012, GETCO amended the facility to increase the limit to $50.0 million, extend the maturity to July 5, 2015, and create a sub limit for letters of credit. Borrowings under the facility may have maturities up to six months and bear interest at the then current LIBOR rate plus a margin of 2.5%. The facility requires, among other things, the maintenance of minimum levels of net worth and liquidity, all as defined in the loan agreement. At March 31, 2013, and for the period then ended, GETCO was in compliance with these covenants. On March 31, 2013, GETCO had $3.0 million of letters of credit issued and $47.0 million of availability under the facility.

On August 12, 2011, OCTEG entered into a $50.0 million Secured Revolving Credit Facility with a single lender, which was retired on June 6, 2012. Borrowings under the facility were used to finance the purchase and settlement of securities, and bore interest at the then current LIBOR rate plus a margin of 1.75% per annum. A commitment fee of 0.30% per annum on the average daily unused portion of the facility was payable quarterly in arrears. The facility required, among other items, the maintenance of minimum levels of net worth and regulatory capital, and a maximum level of total assets.

On June 6, 2012, OCTEG retired the August 12, 2011 secured revolving credit facility and entered into a $350.0 million syndicated secured revolving credit facility with a consortium of banks. Borrowings under the facility may be used to finance the purchase and settlement of securities and bear interest at the then current LIBOR rate plus a margin of 1.75% per annum. A commitment fee of 0.35% per annum on the average daily unused portion of the facility is payable quarterly in arrears. The facility requires, among other restrictions, the maintenance of minimum levels of regulatory capital and a maximum level of total assets. At March 31, 2013, OCTEG was in compliance with these covenants. No amount was drawn under the facility at March 31, 2013.

GETCO’s U.S. registered broker-dealers are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and require the maintenance of minimum levels of net capital, as defined in Rule 15c3-1 of the Exchange Act. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, a broker-dealer is required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. As of March 31, 2013, all of GETCO’s U.S. broker-dealers were in compliance with the applicable regulatory net capital rules.

The following table sets forth the net capital levels and requirements for the following domestic regulated broker-dealer subsidiaries at March 31, 2013, as reported in their respective regulatory filings (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
OCTEG, LLC	$110.3	$1.0	$109.3
GETCO Securities, LLC	$54.3	$1.0	$53.3
GETCO Execution Services, LLC	$16.4	$0.3	$16.2

*	Totals may not add due to rounding.

GETCO, LLC, is a clearing member of the CME, a SRO, and is subject to net capital requirements as determined by SRO rules. The following table sets forth the net capital levels and requirements at March 31, 2013, as reported in its regulatory filing (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
GETCO, LLC	$150.7	$5.0	$145.7

*	Totals may not add due to rounding.

GETCO’s foreign registered broker-dealers are subject to certain financial resource requirements of either FSA or Hong Kong SFC, or Australia ASIC. Both the Hong Kong and Australia subsidiaries were in compliance with their respective financial resource requirement at March 31, 2013. The following table sets forth the financial resource requirement for GETCO Europe Limited, GETCO’s FSA regulated broker-dealer subsidiary, at March 31, 2013 (in millions):

Entity	Financial Resources	Resource Requirement	Excess Financial Resources
GETCO Europe Limited	$157.5	$117.2	$40.3

*	Totals may not add due to rounding.

Contractual Obligations

In connection with GETCO’s operating activities, GETCO enters into certain contractual obligations. GETCO’s future cash payments associated with contractual obligations pursuant to notes payable, capital leases, and operating leases as of December 31, 2012 are summarized below (in millions):

	Payments due in:
	2013	2014-2015	2016-2017	Thereafter Through June 30, 2027	Total
Notes payable [1]	$—	$—	$—	$15.0	$15.0
Cash interest [2]	1.5	2.0	1.8	0.7	6.1
Capital Leases [3]	14.1	10.1	—	—	24.2

	Payments due in:
	2013	2014-2015	2016-2017	Thereafter Through June 30, 2027	Total
Office leases [4]	$9.7	$20.2	$17.1	$51.4	$98.3
Software [4]	0.9	0.2	—	—	1.1
Network infrastructure [4]	4.6	3.6	1.0	—	9.2
Member capital repayments [4]	21.2	36.8	2.4	—	60.4

Total	$52.0	$72.9	$22.2	$67.1	$214.3

*	Totals may not add due to rounding.
1.	See Note 8, “Notes Payable” to the Annual Consolidated Financial Statements
2.	See Note 8, “Notes Payable” and Footnote 10, “Capital Leases” to the Annual Consolidated Financial Statements; includes $0.7 million and $0.2 million of capital lease interest in 2013 and 2014-2015, respectively.
3.	See Note 10, “Capital Leases” to the Annual Consolidated Financial Statements
4.	See Note 11, “Commitments and Contingencies” to the Annual Consolidated Financial Statements

GETCO also has provided, and may in the future provide, in the ordinary course of business, unsecured guarantees to guarantee the payment obligations of certain of its subsidiaries under trading, repurchase, financing and stock loan arrangements, as well as under certain leases.

Off-Balance Sheet Arrangements

As of March 31, 2013, GETCO did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Effects of Inflation

Because the majority of GETCO’s assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect expenses, such as employee compensation, office leasing costs and trading infrastructure expenses, which may not be readily offset by higher revenues. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect GETCO’s financial position and results of operations.

Critical Accounting Policies

GETCO’s annual consolidated financial statements are based on the application of GAAP which requires GETCO to make estimates and assumptions about future events that affect the amounts reported in GETCO’s annual consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates and any such differences may be material to GETCO’s annual consolidated financial statements. GETCO management believes that the estimates set forth below may involve a higher degree of judgment and complexity in their application than other accounting estimates and represent the critical accounting estimates used in the preparation of GETCO’s annual consolidated financial statements. GETCO management believes its judgments related to these accounting estimates are appropriate. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

Financial Instruments and Fair Value

GETCO values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that GETCO has the ability to access, which does not require significant managerial judgment.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

GETCO’s financial instruments owned and financial instruments sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on observable inputs such as quoted market prices or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

The fair value of options and derivatives is determined using an option pricing model based on observable inputs such as implied volatility and risk-free interest rate, and are classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used.

Goodwill and Intangible Assets

GETCO determines the values and useful lives of intangible assets upon acquisition. Goodwill is the cost of acquired companies or businesses in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill and intangible assets are assessed for impairment annually or when events indicate that the amounts may not be recoverable.

GETCO assesses goodwill and intangibles for impairment at the reporting unit level. GETCO’s reporting units are the components of its business segments for which discrete financial information is available and is regularly reviewed by GETCO’s chief operating decision maker. As part of the assessment for impairment, GETCO considers the fair value of the respective reporting unit as well as the overall market value of GETCO compared to its net book value. The fair value estimate of the reporting units is principally performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital which GETCO believes to be the most reliable indicator of the fair values of its respective reporting units.

If goodwill or an intangible asset is deemed impaired, it is written down to its estimated impaired value.

Strategic Investments

Strategic investments are accounted for under the equity method, at cost or at fair value. GETCO uses the equity method of accounting where GETCO is considered to exert significant influence on the investee. GETCO holds strategic investments at cost, less impairment if any, when GETCO is not considered to exert significant influence on operating and financial policies of the investee. Investments deemed to be available for sale assets are re-measured to fair value at the end of each period with changes in fair value recorded through other comprehensive income.

GETCO reviews investments on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If GETCO assesses that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, GETCO writes the investment down to its estimated impaired value.

Accounting Standards Updates

In May 2011, the Financial Accounting Standards Board, which we refer to as the FASB, issued Accounting Standards Update, which we refer to as ASU, 2011-04 to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Financial Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the companies’ valuation processes and additional information about unobservable inputs impacting Level 3 measurements. This ASU is effective prospectively for interim and annual periods beginning on or after December 15, 2011. GETCO adopted this ASU effective January 1, 2012, and other than the change in presentation, GETCO has determined that the adoption of this ASU has not had a material impact on GETCO’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 related to the presentation of comprehensive income. The ASU will give companies an option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. This ASU is effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early adoption is permitted. GETCO adopted this ASU effective January 1, 2012, and other than the change in presentation, GETCO has determined that the adoption of this ASU has not had a material impact on GETCO’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 that changed the guidance regarding the testing of goodwill for impairment. The new guidance provides a company the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any. This ASU is effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early adoption is permitted. GETCO adopted this ASU effective January 1, 2012, and has determined that this ASU has not had a material impact on GETCO’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 that requires additional disclosure requirements about financial assets and liabilities that are subject to netting arrangements. Under the ASU, financial assets and liabilities must be disclosed at their respective gross asset and liability amounts, the amounts offset on the balance sheet and a description of the respective netting arrangements. The new disclosures are required for annual reporting periods beginning on or after January 1, 2013, and are to be applied retrospectively. Other than the change in presentation, GETCO has determined that the adoption of this ASU will not have a material impact on GETCO’s consolidated financial statements.

In July 2012 the FASB issued ASU 2012-02, which allows a company to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test of an indefinite-lived intangible asset. This ASU simplifies the guidance for impairment testing of indefinite-lived intangible assets other than goodwill and gives companies the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This update is effective for annual impairment tests, or more frequently if deemed appropriate, performed in fiscal years beginning after September 15, 2012; however, early adoption is permitted. GETCO has determined that the adoption of this ASU will not have a material impact on GETCO’s consolidated financial statements.

In January 2013, the FASB issued an ASU to limit the scope of balance sheet offsetting disclosures. The ASU provides guidance on presentation of gross and net information about transactions that are (i) offset on the balance sheet or (ii) subject to an enforceable master netting agreement or similar agreement, regardless of whether the transactions are actually offset in the financial statements. GETCO has provided the required disclosures in its financial statements, for the period beginning January 1, 2013.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

GETCO’s market making and trading activities expose GETCO’s capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility, interest rates, credit terms, and changes in liquidity, over which GETCO has virtually no control. Equity price risks result from exposure to changes in prices and volatilities of individual equities, equity indices and other equity baskets or portfolios. Interest rate risks result primarily from exposure and changes in the relative yields of different fixed income instruments, the volatility of interest rates and credit spreads.

For working capital purposes, GETCO invests in money market funds or maintains interest-bearing balances at banks and in GETCO’s trading accounts with clearing brokers, which are classified as cash and cash equivalents and receivable from clearing brokers and clearing organizations, respectively, on the annual consolidated financial statements. These balances do not have maturity dates, effectively alleviating significant market risk, as the balances are short-term in nature and subject to daily repricing. GETCO’s cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily and are not material to GETCO’s overall cash position.

GETCO employs proprietary position management and trading systems that provide real-time, on-line position management and inventory control. GETCO monitors its risks by reviewing trading positions and their appropriate risk measures. GETCO has established a system whereby transactions are monitored by senior management and an independent risk control function on a real-time basis as are individual and aggregate dollar and inventory position totals, risk allocations, and real-time profits and losses. GETCO’s management of trading positions is enhanced by GETCO’s review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of business, GETCO maintains inventories of exchange-listed and OTC equity securities, and to a lesser extent, listed equity options and fixed income products. The following table illustrates the fair values of these financial instruments at March 31, 2013 and December 31, 2012 and 2011 (in millions):

	(Unaudited)
	As of March 31,	As of December 31,
	2013	2012	2011
Long stocks[1]	$437.2	$381.2	$126.2
Short stocks	504.7	423.7	88.0

Net Long/(Short)	(67.5)	(42.5)	38.3
Long options	$75.0	$92.3	$83.4
Short options	65.3	69.8	52.5

Net Long/(Short)	9.8	22.5	30.9
Long bonds[2]	$33.5	$68.8	$—
Short bonds	17.2	19.1	—

Net Long/(Short)	16.2	49.7	—
Long treasury bills	$11.7	$7.1	$5.0

*	Totals may not add due to rounding.

1.	Long stocks as of March 31, 2013 excludes $211.6 million of Knight common shares and $0.8 million of joint back office stock holdings, which we refer to as JBO stock. Long stocks as of December 31, 2012 and 2011 exclude JBO stock amounts of $0.8 million and $0.2 million, respectively. JBO stock relates to GETCO’s investments in certain of its clearing organizations that were made to reduce GETCO’s margin requirements under Regulation T.
2.	Excludes short term bond fund amounts of $139.9 million, $114.9 million, and $30.9 million, respectively.

Based on the above position levels, the potential change in fair value, using a hypothetical 10% decline in prices, is estimated to be a gain of $0.5 million as of March 31, 2013, a gain of $0.8 million as of December 31, 2012, and a loss of $3.1 million as of December 31, 2011, due to the offset of gains in short positions against losses in long positions.

The following table illustrates, for the three months ended March 31, 2013 and for the years ended December 31, 2012, 2011, and 2010, GETCO’s average, highest and lowest month-end inventory at market value based on both the aggregate and the net of the long and short positions of financial instruments (in millions):

	(Unaudited)
	Three months ended March 31, 2013		Year ended December 31,
			2012		2011		2010
	Aggregate of Long and Short Positions [1]	Net of Long and Short Positions [1,2]	Aggregate of Long and Short Positions [1]	Net of Long and Short Positions [1,2]	Aggregate of Long and Short Positions [1]	Net of Long and Short Positions [1,2]	Aggregate of Long and Short Positions [1]	Net of Long and Short Positions [1,2]
Average month-end	$1,132.2	$(49.9)	$1,021.5	$(2.7)	$582.6	$52.0	$201.2	$(17.3)
Highest month-end	1,159.3	22.7	1,321.1	329.7	980.5	468.8	320.8	59.1
Lowest month-end	1,092.8	(142.7)	513.8	(402.8)	251.8	(281.2)	135.4	(99.7)

1.	Long positions exclude JBO stock and short term bond fund amounts.
2.	Highest month-end represents the largest net long inventory and lowest month-end represents the largest net short inventory. Average month-end represents the average net long/(short) inventory.

Operational Risk

Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents arising, for example, from major systems failures. GETCO’s businesses are highly dependent on GETCO’s ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in several currencies. GETCO incurs operational risk across all of its business activities, including revenue generating activities as well as support functions. Legal and compliance risk is included in the scope of operational risk and is discussed below under “Legal Risk.”

Primary responsibility for the management of operational risk lies with GETCO’s operating segments and supporting functions. GETCO’s operating segments maintain controls designed to manage and mitigate operational risk for existing activities. As new products and business activities are developed, GETCO endeavors to identify operational risks and design controls to seek to mitigate the identified risks.

Disaster recovery plans are in place for critical facilities related to GETCO’s primary operations and resources and redundancies are built into the systems as deemed reasonably appropriate. GETCO has also established policies, procedures and technologies designed to protect its systems and other assets from unauthorized access.

Liquidity Risk

Liquidity risk is the risk that GETCO would be unable to meet its financial obligations as they arise in both normal and strained funding environments. To that end, GETCO has established a comprehensive and conservative set of policies that govern the management of liquidity risk for GETCO at the holding company and at the subsidiary entity level.

GETCO maintains readily available liquidity primarily in the form of cash and other highly liquid instruments to satisfy intraday and day-to-day funding needs, as well as potential cash needs under stressed liquidity conditions. In addition, GETCO maintains committed and uncommitted credit facilities with a number of unaffiliated financial institutions. In connection with the uncommitted credit facilities, the lender is at no time under any obligation to make any advance under the credit line, and any outstanding loans must be repaid on demand from the lender.

GETCO’s holding company and subsidiary level readily available liquidity as of March 31, 2013 and December 31, 2012 and 2011 was comprised of the following (in millions):

	(Unaudited) As of March 31,	As of December 31,
	2013	2012	2011
HOLDING COMPANY:
Liquidity Composition
Cash Held at Banks	$2.4	$3.7	$3.1
Money Market and Other Highly
Liquid Investments	107.8	110.8	109.4

Total Liquidity Pool	$110.2	$114.5	$112.5

SUBSIDIARIES:
Cash and Other Highly Liquid
Investments Held by Subsidiaries	$242.0	$313.1	$495.2

*	Totals may not add due to rounding.

GETCO regularly performs liquidity risk stress testing based on a scenario that considers both market-wide and company-specific stresses. Given the nature of GETCO’s business activity and balance sheet composition, survival over the first one to three days of a severe stress environment are most critical, after which management actions could be effectively implemented to navigate through prolonged periods of financial stress. The modeled cash inflows and outflows from the stress test serve as a quantitative input to assist GETCO in establishing its liquidity risk and targeted amount of liquid assets to be held. The liquidity stress test considers cash flow risks arising from, but not limited to, operational events, a severe and adverse change in market prices, and additional margin requirements. Over the course of the first three months of 2013 and the years ended December 31, 2012 and 2011, GETCO generally maintained sufficient liquidity and liquid resources to satisfy the stress test.

Capital Risk

Government regulators, both in the U.S. and globally, as well as self-regulatory organizations, have supervisory responsibility over GETCO’s regulated activities and require GETCO to maintain specified minimum levels of regulatory capital in its broker-dealer subsidiaries. If not properly monitored, regulatory capital levels could fall below the required minimum amounts set by regulators, which could expose GETCO to various sanctions ranging from fines and censure to imposing partial or complete restrictions on its ability to conduct business. In addition, GETCO has borrowing and other arrangements under which it is obligated to maintain minimum levels of regulatory capital and/or net worth. Failure to maintain the minimum levels under borrowing arrangements could result in a requirement for GETCO to promptly repay outstanding balances under these arrangements regardless of the stated maturity or could cause these arrangements to become unavailable to GETCO.

To mitigate the above risks, GETCO continuously evaluates the levels of capital at each relevant entity and adjusts the amounts of capital as necessary to ensure compliance with all external requirements. Guided by a capital stress scenario, GETCO targets minimum levels of excess capital to accommodate expected and unexpected increases in capital requirements, including from expected changes in regulatory rules, and a potential reduction in capital due to financial losses.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and standards. GETCO is generally subject to extensive regulation in the different jurisdictions in which GETCO conducts business (see “Information About the Companies—GETCO Holding Company, LLC—Government Regulation and Market Structure” beginning on page [    ]). Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker-dealer or any of its officers or employees. GETCO’s ability to comply with all applicable laws and rules is largely dependent on its internal system to ensure compliance, as well as its ability to attract and retain qualified compliance personnel. GETCO could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on its business, financial condition and results of operations. To continue to operate and to expand GETCO’s services internationally, GETCO may have to comply with the regulatory controls of each country in which it conducts, or intends to conduct, business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit GETCO’s ability to continue existing international operations and further expand internationally. Changes in laws or government regulations may result in the prohibition or restriction of certain types of activities GETCO may engage in or in the imposition of new or additional requirements that could reduce GETCO’s revenues and earnings. Any future changes in laws or government regulations may make it more difficult or expensive for GETCO to conduct its business and could have a material adverse effect on its business, financial condition and results of operations. GETCO has established procedures based on legal and regulatory requirements that are designed to foster compliance with applicable statutory and regulatory requirements. GETCO has also established procedures that are designed to require that its policies relating to conduct, ethics and business practices are followed.

GETCO is subject to the risk of losses which may arise from litigation or other claims that may arise in connection with the operation of its businesses (see “Information About the Companies—GETCO Holding Company, LLC—Legal Proceedings” beginning on page [    ]). GETCO may become involved with commercial disputes with clearing firms, suppliers, landlords or other companies with which it does business, and which may include contractual and commercial risk such as the unenforceability of a counterparty’s performance obligations. GETCO may also be subject to litigation or other claims involving its associates, including claims relating to wages or other compensation, employment discrimination, wrongful termination or similar matters. In addition, GETCO may inadvertently infringe third-party patents or interfere with other third-party intellectual property rights. These third parties could bring claims against GETCO that, even if resolved in its favor, could cause GETCO to incur substantial expenses and, if resolved against GETCO, could additionally cause GETCO to pay substantial damages. Further, if a patent infringement or other suit were brought against GETCO, it could be forced to discontinue certain of its investment activities, which could have a material adverse effect on GETCO’s business.

GETCO’s success depends in part on its ability to obtain and maintain intellectual property protection for its technology and know-how, including proprietary trading algorithms and information technology systems. GETCO relies primarily on trade secrets and other confidential information to maintain its proprietary position. To maintain the confidentiality of trade secrets and proprietary information, GETCO has entered into confidentiality agreements with its associates, consultants and collaborators upon the commencement of their relationships with GETCO. These agreements require that all confidential information developed by the individual or made known to the individual by GETCO during the course of the individual’s relationship with GETCO be kept confidential and not disclosed to third parties. GETCO’s agreements with associates also provide that inventions conceived by the individual in the course of rendering services to GETCO will be GETCO’s exclusive property. Individuals with whom GETCO has these agreements may not comply with their terms. In the event of the unauthorized use or disclosure of GETCO’s trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for its trade secrets or other confidential information. To the extent that GETCO Associates, consultants or contractors use technology or know-how owned by others in their work for GETCO, disputes may arise as to the rights in related inventions. Adequate remedies may not exist in the event of unauthorized use or disclosure of GETCO’s confidential information. The disclosure of GETCO’s trade secrets could impair its competitive position and could have a material adverse effect on its operating results, financial condition and future growth prospects.

Credit Risk

Credit risk represents the loss that GETCO would incur if a counterparty fails to perform its contractual obligations in a timely manner. There are two types of activities that give rise to credit risk exposures at GETCO: trading operations and cash management/investing activities. With regards to trading operations, GETCO transacts primarily on exchanges with central clearing, so GETCO does not in the normal course of business incur material amounts of credit risk from these operations. However, the volume of trading activity that does expose GETCO to credit risk, namely activity conducted within GETCO’s Execution Services segment, is growing. Regarding GETCO’s cash management investing operations, its business model enables GETCO to hold a large portion of its capital in the form of investable cash, which it invests with banks and money managers. These invested balances expose GETCO to credit risk.

Responsibility for monitoring and controlling GETCO’s trading related counterparty credit risks lies primarily within GETCO’s Global Risk Management function. GETCO’s credit risk function’s process for managing credit risk includes a qualitative and quantitative risk assessment of significant counterparties prior to engaging in business activity, as well as, on an ongoing basis. The review includes formal financial analysis and due diligence when appropriate.

GETCO’s credit risk function is responsible for approving trading counterparties and establishing credit limits to manage credit risk exposure by counterparty. The assigned limits reflect the various elements of assessed credit risk and are revised as warranted to correspond with changes in the counterparties’ credit profiles or GETCO’s risk tolerance. GETCO’s credit risk function communicates counterparty limits to the business areas as well as senior management, and monitors compliance with the established limits.

Responsibility for monitoring and controlling GETCO’s cash management related counterparty credit risks lies principally within its internal treasury function. The treasury function’s process for managing credit risk relies on a combination of qualitative and quantitative inputs. The function also establishes and utilizes maximum concentration guidelines to limit GETCO’s exposure to any single counterparty.

Foreign Currency Risk

As an international organization, GETCO incurs foreign currency exposure as a result of trading instruments, and maintaining assets and liabilities, denominated in currencies other than the U.S. Dollar, primarily the Euro. A portion of these risks are actively hedged, but fluctuations in currency exchange rates could impact GETCO’s results of operations, financial position and cash flows.

LEGAL MATTERS

The validity of the KCG common stock and warrants to purchase KCG common stock offered by this joint proxy statement/prospectus has been passed upon for KCG by Wachtell, Lipton, Rosen & Katz, 51  West 52nd Street, New York, NY 10019.

EXPERTS

Knight

The financial statements incorporated in this joint proxy statement/prospectus by reference to Knight Capital Group, Inc.’s Current Report on Form 8-K dated May 13, 2013 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

GETCO

The financial statements of GETCO as of December 31, 2012 and 2011, and for each of the three-year periods ended December 31, 2012 included in this joint proxy statement/prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

KNIGHT COMPENSATION PROPOSAL

Non-Binding Advisory Vote Approving Merger-Related Named Executive Officer Compensation Proposal

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Exchange Act, Knight is seeking non-binding, advisory stockholder approval of the compensation of Knight’s named executive officers that is based on or otherwise relates to the mergers as disclosed in “The Mergers—Merger-Related Compensation for Knight’s Named Executive Officers”. The proposal gives Knight’s stockholders the opportunity to express their views on the merger-related compensation of Knight’s named executive officers. Accordingly, Knight is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Knight’s named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Merger-Related Compensation for Knight’s Named Executive Officers,” are hereby APPROVED.”

Vote Required and Knight Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related named executive officer compensation and vote to adopt the merger and vice versa. Because the vote is advisory in nature, it will not be binding on Knight or KCG, regardless of whether the merger agreement is adopted. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by Knight’s named executive officers in connection with the mergers is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to adopt the merger agreement. The merger-related named executive officer compensation to be paid in connection with the mergers is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

If a quorum is present at the Knight special meeting, the advisory vote on the compensation that may be received by Knight’s named executive officers in connection with the mergers will be approved if the holders of a majority of the total number of votes present in person or represented by proxy and entitled to vote on the Knight compensation proposal vote “FOR” the proposal.

The Knight board of directors recommends a vote “FOR” the Merger-Related Named Executive Officer Compensation proposal.

STOCKHOLDER PROPOSALS

KCG

If the mergers are completed, Knight stockholders and GETCO Class A, Class B and Class P unitholders will become stockholders of KCG. We currently anticipate that KCG’s first regularly scheduled annual meeting of stockholders following the completion of the mergers will occur in 2014. Stockholder proposals intended to be included in KCG’s proxy statement and voted on at KCG’s first regularly scheduled annual meeting of stockholders must be received at KCG’s offices at 545 Washington Boulevard, Jersey City, New Jersey 07310, or at such other address KCG indicates thereafter, Attention: Corporate Secretary, a reasonable time before KCG begins to print and send its proxy materials. KCG expects to include the exact date by which such proposals must be received in its future SEC filings. Applicable SEC rules and regulations govern the submission of stockholder proposals and KCG’s consideration of them for inclusion in next year’s proxy statement and form of proxy.

In accordance with KCG’s amended and restated bylaws, stockholder proposals intended to be presented at KCG’s 2014 annual meeting outside of Rule 14a-8 of the Exchange Act and stockholder nominations for directors to be elected at KCG’s 2014 annual meeting must be received by KCG within ten days following any notice or publication of the meeting, whichever first occurs. Such proposals must be delivered to, or mailed to and received by, the Corporate Secretary for KCG at 545 Washington Boulevard, Jersey City, New Jersey 07310, or at such other address as KCG indicates thereafter and must otherwise meet the requirements as described in KCG’s amended and restated bylaws.

Knight

Knight does not anticipate holding a 2013 annual meeting if the mergers are completed in the second quarter or early third quarter of 2013, as is currently expected. However, if at any time the mergers are not expected to be completed in 2013, or at all, Knight may hold a 2013 annual meeting.

Under SEC rules, Knight stockholders intending to present a proposal at Knight’s 2013 annual meeting (if such meeting is held) and have it included in Knight’s proxy materials must submit the proposal in writing to the Corporate Secretary for Knight at Knight Capital Group, Inc., 545 Washington Boulevard, Jersey City, New Jersey 07310. The proposal must have been received by Knight not later than December 6, 2012 and must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act.

In accordance with Knight’s amended and restated by-laws, stockholder proposals intended to be presented at Knight’s 2013 annual meeting (if such meeting is held) outside of Rule 14a-8 of the Exchange Act and stockholder nominations for directors to be elected at Knight’s 2013 annual meeting (if such meeting is held) must have been received by Knight not later than February 8, 2013, and no earlier than January 9, 2013. If Knight’s 2013 annual meeting is not within thirty days before or after May 9, 2013, the anniversary date of Knight’s 2012 annual meeting, you must send notice within ten days following any notice or publication of the meeting. Such proposals must be delivered to, or mailed to and received by, the Corporate Secretary for Knight at Knight Capital Group, Inc., 545 Washington Boulevard, Jersey City, New Jersey 07310 and must otherwise meet certain requirements as described in the Knight’s amended and restated bylaws.

OTHER MATTERS

As of the date of this document, neither the Knight nor the GETCO boards of directors know of any matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter will properly come before either the Knight special meeting or the GETCO special meeting or any adjournment or postponement thereof and will be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

KCG has filed a registration statement on Form S-4 to register with the SEC the KCG common stock to be issued to Knight stockholders in the Knight merger and the KCG common stock and warrants to purchase KCG common stock to be issued to GETCO unitholders in the GETCO merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of KCG in addition to being a joint proxy statement of Knight and GETCO. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in KCG’s registration statement or the exhibits to the registration statement. Knight files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Knight files with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at: http://www.sec.gov. Reports, proxy statements and other information concerning Knight may also be inspected at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

The SEC allows Knight and KCG to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Knight has previously filed with the SEC. These documents contain important business and financial information about Knight that is not included in or delivered with this joint proxy statement/prospectus.

Knight Capital Group, Inc. Filings (File No. 005-56571; CIK No. 0001060749):

Knight Capital Group, Inc. Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K and 10-K/A	Fiscal year ended December 31, 2012, as filed with the SEC on March 1, 2013, as amended by the Form 10-K/A filed with the SEC on April 16, 2013

Quarterly Report on Form 10-Q	Fiscal quarter ended March 31, 2013, as filed with the SEC on May 9, 2013, as amended by the Form 10-Q/A filed with the SEC on May 10, 2013

Definitive Proxy Statement on Schedule 14A	Filed with the SEC on April 3, 2012

Current Reports on Form 8-K or 8-K/A	Filed with the SEC on January 24, 2013, February 4, 2013, February 28, 2013, March 19, 2013, April 15, 2013 and May 13, 2013

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

This joint proxy statement/prospectus also incorporates by reference all additional documents that may be filed by Knight with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the Knight special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements (other than portions of those documents not deemed to be filed).

GETCO has supplied all information relating to GETCO; Knight has supplied all information relating to Knight; and Knight and GETCO have jointly supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to KCG.

You can obtain any document incorporated by reference in this document without charge, excluding all exhibits, except that if Knight has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge by requesting them in writing or by telephone at the following address:

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

Attention: Investor Relations

If you would like to request documents, please do so by [            ], 2013, in order to receive them before your special meeting. You may also obtain these documents from Knight’s website at www.knight.com or at the SEC’s internet site www.sec.gov by clicking on the “Search for Company Filings” link, then clicking on the “Company & Other Filers” link, and then entering Knight’s name in the field.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This joint proxy statement/prospectus is dated [            ], 2013. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to Knight stockholders and GETCO unitholders nor the issuance of KCG common stock or warrants in the mergers create any implication to the contrary.

GETCO Holding Company, LLC and Subsidiaries

Independent Auditor’s Report

To the Board of Directors and Members of

GETCO Holding Company, LLC and Subsidiaries:

We have audited the accompanying consolidated financial statements of GETCO Holding Company, LLC and its subsidiaries, which comprise the consolidated statements of financial condition as of December 31, 2012 and December 31, 2011 and the related consolidated statements of comprehensive income, of changes in liabilities subordinated to claims of general creditors, of changes in member’s equity and of cash flows for each of the three years in the period ended December 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GETCO Holding Company, LLC and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

April 1, 2013

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2012 and 2011

(in thousands)	2012	2011
Assets
Cash and cash equivalents	$427,631	$607,689
Receivables from exchanges	11,544	12,478
Receivables from clearing brokers and clearing organizations	85,282	95,516
Deposits with clearing organizations and exchanges	43,245	69,253
Securities and options owned, at fair value:
Equity securities	381,991	126,471
Listed equity options	92,305	83,417
Debt securities	183,637	30,893

Total securities and options owned, at fair value	657,933	240,781
Securities borrowed	55,141	23,728
Exchange memberships, at cost (fair value $5,042 and $9,556 at December 31, 2012 and 2011, respectively)	6,267	8,039
Investments	245,398	90,703
Intangibles and goodwill, net of amortization	50,768	56,286
Fixed assets and leasehold improvements, net	83,341	76,211
Other receivables and other assets	20,986	21,671

Total assets	$1,687,536	$1,302,355

Liabilities and Members’ Equity
Securities and options sold, not yet purchased, at fair value:
Equity securities	$423,740	$87,980
Listed equity options	69,757	52,550
Debt securities	19,056	—

Total securities and options sold, not yet purchased, at fair value	512,553	140,530
Payables to clearing brokers and clearing organizations	24,185	58,936
Compensation payable	30,197	48,619
Capital lease obligations	24,191	24,461
Notes payable	15,000	15,000
Accounts payable and accrued expenses	115,492	68,299
Distributions payable	107	9,024

Total liabilities	721,725	364,869
Members’ equity	965,811	937,486

Total liabilities and members’ equity	$1,687,536	$1,302,355

The accompanying notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011 and 2010

(in thousands except for per unit data)	2012	2011	2010
Revenues
Trading gains and losses, net	$526,229	$893,300	$865,029
Interest and dividends, net	(1,703)	1,977	112
Income from investments, net	25,754	22,750	—
Other income (loss), net	1,256	(2,556)	1,804

Total revenues	551,536	915,471	866,945

Expenses
Regulatory, exchange and execution fees	185,790	289,025	303,574
Employee compensation and related benefits	161,356	244,948	222,117
Colocation and data line expenses	84,054	81,436	55,169
Depreciation and amortization	34,939	45,675	46,612
Professional fees	19,236	23,209	15,393
Occupancy, communication and office	16,046	13,306	10,071
Travel and entertainment	8,856	12,717	10,089
Computer supplies and maintenance	5,955	5,247	6,142
Order flow expense	3,266	3,323	4,086
Interest expense on corporate borrowings and capital lease obligations	2,665	1,299	740
Other expenses	2,946	1,745	3,262

Total expenses	525,109	721,930	677,255

Income before income taxes	26,427	193,541	189,690
Provision for income taxes	10,276	30,841	27,834

Net income	$16,151	$162,700	$161,856

Net income attributable to preferred and participating units	$4,987	$48,452	$55,103

Net income available to common units	$11,164	$114,248	$106,753

Basic and diluted earnings per common unit	$1.29	$12.79	$12.12

Weighted average common units outstanding	8,639	8,930	8,809

Other comprehensive income:
Unrealized gains on available for sale securities	$114,319	$—	$—

Total comprehensive income	$130,470	$162,700	$161,856

The accompanying notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2012 and 2011

(in thousands)	Subordinated Borrowings
Balance at December 31, 2009	$20,000
Proceeds from subordinated borrowings	—
Repayments of subordinated borrowings	(20,000)

Balance at December 31, 2010	$—

Proceeds from subordinated borrowings	—
Repayments of subordinated borrowings	—

Balance at December 31, 2011	$—

Proceeds from subordinated borrowings	—
Repayments of subordinated borrowings	—

Balance at December 31, 2012

The accompanying notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

Years ended December 31, 2012, 2011 and 2010

(in thousands)	Unrestricted Members’ Equity	Unrecognized Compensation	Other Comprehensive Income	Total Members’ Equity
Balance at December 31, 2009	$847,175	$(57,317)	$—	$789,858
Contributions	31,420	19,294	—	50,714
Repurchase of membership interests	(7,941)	—	—	(7,941)
Distributions	(123,918)	—	—	(123,918)
Net income	161,856	—	—	161,856

Balance at December 31, 2010	$908,592	$(38,023)	$—	$870,569
Contributions	48,789	(5,745)	—	43,044
Repurchase of membership interests	(15,410)	—	—	(15,410)
Distributions	(123,417)	—	—	(123,417)
Net income	162,700	—	—	162,700

Balance at December 31, 2011	$981,254	$(43,768)	$—	$937,486
Contributions	12,695	24,829	—	37,524
Repurchase of membership interests	(111,525)	—	—	(111,525)
Distributions	(28,144)	—	—	(28,144)
Net income	16,151	—	114,319	130,470

Balance at December 31, 2012	$870,431	$(18,939)	$114,319	$965,811

The accompanying notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(in thousands)	2012	2011	2010
Cash flows from operating activities
Net income	$16,151	$162,700	$161,856
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Income from investments, net	(25,754)	(22,750)	—
Reclassification of stock in exchange to securities owned	(1,268)	—	—
Gain on sale of exchange membership	(284)	—	—
Write down of leasehold improvements	—	—	149
Equity unit award compensation	12,320	43,044	50,714
Depreciation and amortization	34,939	45,675	46,463
Amortization of debt issuance costs	276	—	—
Changes in operating assets and liabilities
Receivables from exchanges	934	12,512	8,253
Receivables from/payables to clearing brokers and clearing organizations, net	(24,517)	157,311	(175,407)
Deposits with clearing organizations and exchanges	26,008	(18,093)	(5,446)
Securities and options owned and sold, not yet purchased, net	(42,089)	(191,398)	134,939
Securities borrowed	(31,413)	11,535	(25,230)
Other receivables and other assets	2,558	(3,024)	(7,176)
Compensation payable	(18,422)	10,604	802
Accounts payable and accrued expenses	(13,955)	15,012	(9,534)

Net cash (used in) provided by operating activities	(64,516)	223,128	180,383

Cash flows from investing activities
Purchase of exchange memberships	(490)	(373)	(419)
Proceeds from sale of exchange memberships	—	385	—
Purchase of fixed assets and leasehold improvements	(31,389)	(62,790)	(48,699)
Purchase of investments	(90,099)	(5,745)	(2,600)
Sale of investments	3,281	—	—
Acquisition of DMM intangible assets	—	(30,828)	(21,000)
Payments for acquired company	—	(10,945)	—
Proceeds from investment distribution	72,196	662	—

Net cash used in investing activities	(46,501)	(109,634)	(72,718)

Cash flows from financing activities
Proceeds from issuance of notes payable	—	15,000	—
Borrowings under credit facilities	88,750	—	—
Repayment of credit facilities	(88,750)	—	(20,000)
Debt issuance costs	(1,375)	—	—
Borrowings from capital lease obligations	15,558	15,786	27,260
Principal payments under capital lease obligations	(20,990)	(12,979)	(5,605)
Members’ distributions	(37,061)	(122,227)	(125,680)
Repurchase of members’ interest	(25,173)	(15,410)	(7,941)

Net cash used in financing activities	(69,041)	(119,830)	(131,966)

Net change in cash and cash equivalents	(180,058)	(6,336)	(24,301)
Cash and cash equivalents
Beginning of year	$607,689	$614,025	$638,326

End of year	$427,631	$607,689	$614,025

Supplemental disclosure of cash flow information
Cash paid for interest	$8,084	$3,641	$1,711
Cash paid for income taxes	21,789	31,114	23,091
Noncash transactions - unrecognized compensation	(24,829)	5,745	(19,294)

The accompanying notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

1.	Organization and Description of the Business

Nature of Operations and Organization

GETCO Holding Company, LLC (“GHC”) and its subsidiaries (collectively, the “Company”) conduct a proprietary trading business, engaged in market making, buying, selling and dealing in securities, commodities, options and exchange-traded futures on exchanges worldwide for their own accounts. GHC is governed by the Fifth Amended and Restated Operating Agreement dated March 31, 2012 (the “LLC Agreement”). GHC has two managing members that jointly have power and authority to carry out management responsibilities and control its day-to-day operations.

Operating Segments

The Company has three business segments – Market Making and Execution Services as well as Corporate and Other. The business segments are determined based on the products and services provided as well as the markets and customers that they serve and they reflect the manner in which financial information is currently evaluated by management. The following is a description of the Company’s business segments:

Market Making

The Market Making segment principally consists of market making in securities such as global equities, futures, options, fixed income, commodities, and foreign currencies. As a market maker, the Company commits capital for trade executions by offering to buy securities from, or sell securities to, institutions and broker-dealers. The Market Making segment primarily consists of non-client electronic market making activities in which the Company operates as a market maker in securities quoted and traded on the Nasdaq Stock Market; the over-the-counter (“OTC”) market for New York Stock Exchange (“NYSE”), NYSE Amex Equities (“NYSE Amex”), NYSE Arca listed securities; Chicago Mercantile Exchange (“CME”), Chicago Board Options Exchange (“CBOE”), and several other exchanges primarily located throughout Europe and Asia. The segment provides trade executions as an equities Designated Market Maker (“DMM”) on the NYSE. Market Making also consists of the Company trading securities, using its own capital, with the intent of generating trading revenue.

Execution Services

The Execution Services segment offers access to markets and self-directed trading via its electronic agency-based platforms. In contrast to Market Making, the businesses within this segment generally act as agents to execute transactions and earn commissions. This segment also provides institutions with access to a customizable suite of trading tools which are built to capture advantages across markets.

Corporate and Other

The Corporate and Other segment invests in strategic financial services-oriented opportunities, allocates, deploys and monitors all capital, and maintains corporate overhead expenses and all other income and expenses that are not attributable to the other segments.

Basis of Presentation

GHC was organized in the State of Delaware on October 16, 2002 as a limited liability company. The consolidated financial statements include the accounts of GHC and its wholly owned subsidiaries, including GETCO, LLC (“Getco”), OCTEG, LLC (“Octeg”), GETCO Execution Services (“GES”) and GETCO

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Securities, LLC (“GTS”). Getco is an active clearing member of the Chicago Mercantile Exchange. Octeg, GES and GTS are registered broker-dealers with the Securities and Exchange Commission (the “SEC”). On July 14, 2011, the Company acquired Automat Ltd. (“AT”) and results for the periods only reflect AT results for periods subsequent to that date. GETCO Europe Limited (“GEL”) and Automat Limited (“AT”) are registered with the Financial Services Authority in the United Kingdom. GETCO Execution Services Limited (“GESL”) is a nonregistered intermediary in the United Kingdom. GETCO Asia Pte. Ltd. (“GAL”) is a nonregistered trading firm in Singapore. GETCO Asia Hong Kong Ltd. (“GAHK”) was established in August of 2011 and has applied to become a registered trading firm with the Securities and Futures Commission in Hong Kong. GAHK is a subsidiary of GES. As of May 31, 2011, GETCO Australia Pty. Ltd. (“GAUS”) is a registered trading firm with the Australian Securities and Investments Commission (“ASIC”) in Australia. GAUS is a subsidiary of GAL. Global Colocation Services, LLC (“GCO”), a wholly owned subsidiary, provides network services to the group and is located primarily in the United States. GEL, AT and GAL are also wholly owned subsidiaries of GHC. The primary operating subsidiaries of GHC are Getco, Octeg, GEL, GES, GSL, GAL, GCO, GTS and AT.

Consolidation

All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Fair value for securities and options owned and securities sold, not yet purchased is estimated using external market quotations. Management estimates the value of other financial instruments recognized on the consolidated statements of financial condition (including receivables, payables and accrued expenses) approximate their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Investments

Investments in privately held operating companies are accounted for on the cost basis in accordance with ASC 323-10 - Investments – Equity Method and Joint Ventures. These investments primarily consist of common stock and partnership interests in securities exchanges in which the company does not own more than 20% of the voting stock of the investment and does not have significant influence. Periodically, management reviews the carrying value of these investments to determine the reasonableness of the recorded value. See Note 6 “Investments” for further information regarding the change in investments for the period.

In 2012, the Company recorded an impairment charge of $1,360 on one of its investment to reflect the reduced ownership percentage in the firm after a capital event in which the Company did not participate. During 2011, the Company recorded a $5,000 impairment charge against one of its investments, and also

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

recognized a $27,750 gain on another investment as a result of a merger transaction involving the investee company. The net gain of $22,750 has been reported in income from investments in the consolidated statements of income. There were no other write-downs or impairments during 2012 or 2011.

In August 2012, the Company invested $87,500 in Series A-1 Cumulative Perpetual Convertible Preferred Stock (“Preferred Share(s)”) of Knight Capital Group, Inc. (“Knight”). Pursuant to ASC 320-10 – Investments – Debt and Equity Securities, the Company has deemed the investment an available for sale security. As an available for sale security, changes in the fair value are recorded through other comprehensive income. Each convertible Preferred Share has a face value of $1,000 per share and the face value can be converted to Class A common shares of Knight at 666.667 shares of Class A common stock of Knight for each Preferred Share of Knight. The value of the investment is marked to the last traded price of Knight common stock for the month using this conversion.

Revenue Recognition

Securities and derivative transactions are recorded on trade date, with related realized and unrealized gains and losses reflected in trading gains and losses, net. Trading gains, including liquidity rebates, are recorded net of trading losses. Expenses related directly to trading activity, including regulatory, exchange, clearing and execution fees are recorded on trade date. Regulatory fees represent primarily SEC Section 31 fees related to equity transactions conducted on exchanges in the United States. Interest income is recorded net of interest expense, except for interest on corporate borrowings and capital lease obligations, on the accrual basis. Dividend income is recognized as of date of record.

Below is a chart which outlines the interest and dividend income and expense for the years ended December 31, 2012, 2011, and 2010, respectively:

	For the year ended, December 31,
	2012	2011	2010
Interest income	$3,074	$1,131	$1,021
Interest expense	(5,431)	(2,342)	(971)
Dividend income	2,253	4,700	567
Dividend witholding tax	(113)	(263)	294
Dividend expense	(1,486)	(1,249)	(799)

Total	$(1,703)	$1,977	$112

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral from the counterparty. As of December 31, 2012 and 2011, the market value of collateral delivered in securities borrowed transactions was $50,717 and $20,695, respectively. There were no securities loaned at December 31, 2012 or 2011 or during the years then ended. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Colocation and Data Line Expenses

Colocation and data line costs include information services, rent, utilities, network communication lines and connections and/or maintenance related costs for co-located server facilities located at or near the various exchanges on which the Company trades.

Income Taxes

GHC is taxed as a partnership and the majority of its subsidiaries are taxed as disregarded limited liability companies under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the members of GHC are liable for federal income taxes on their proportionate share of taxable income.

GEL, AT, GESL, GAHK, GAUS, and GAL are subject to tax in the jurisdictions in which they operate. Accordingly, these subsidiaries compute a provision for income taxes and file separate tax returns. The effective rates approximate the statutory rates in the jurisdictions in which they operate and there are no significant deferred tax items.

GES, GETCO Trading, LLC (“GTL”), GTS and GETCO Support Services, LLC (“GSS”) are taxed as corporations for tax purposes in the United States. A provision for income tax expense for these subsidiaries is recorded based upon the liability method. GTL files a consolidated federal tax return that includes the income tax expense and liabilities resulting from GES and GTS. Accordingly, federal tax expense attributable to GES and GTS is paid by GTL. Tax expense related to GES and GTS separate state filing requirements are recorded on GES and GTS. GSS files separate federal and state tax returns and any tax expense resulting from GSS operations is recorded on GSS. GTL and GSS are wholly-owned subsidiaries of GHC.

The Company records deferred tax assets and liabilities using currently enacted tax rates in effect for the years in which those temporary differences are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740-10 Income Taxes (“ASC 740-10”) requires determining whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

The adoption of ASC 740-10 did not have a material impact on the Company’s financial statements. However, the conclusions regarding ASC 740-10 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

Exchange Memberships

Exchange memberships held for operating purposes are carried at cost and reviewed for other than temporary impairment. There were no impairments at December 31, 2012 and 2011 or during the years then ended.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Accounting for Foreign Operations

The Company’s foreign subsidiaries maintain their records using the U.S. Dollar as their functional currency. In accordance with ASC 830-10, Foreign Currency Matters, currency gains and losses related to currency revaluation are recorded through the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are revalued at the month end closing rate. Foreign exchange gains and losses are recorded net in other income (loss), net.

Cash and Cash Equivalents

The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Fixed Assets and Leasehold Improvements

Fixed Assets are recorded at cost and depreciated or amortized over the estimated useful lives of the assets which range from three to seven years. Prior to January 1, 2012, fixed assets were depreciated using accelerated methods over their respective useful lives. Beginning January 1, 2012, the Company adopted the straight line depreciation method to reflect greater emphasis on reprogrammable components which lead to significantly slower technological obsolescence of the equipment, the use of computer languages versus packages to provide platforms for more open architecture and the better matching of expense to utilization. As a result, depreciation expense for the current year was lower by $10,221 than if the prior method had been used for the year. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the life of the relevant lease.

Intangibles and Goodwill

During 2011, the Company acquired 100% of the voting stock of Salina Bay Limited, the holding company of AT which was subsequently dissolved, in a cash transaction with consideration equaling approximately $11,947. AT is a London-based trading house which trade in currency and derivatives markets. The acquisition enhanced the Company’s capabilities in trading foreign exchange both in the cash and futures markets and added new capabilities in mid-frequency trading which could be applied to other markets. The Company, using a third party valuation firm, identified intangible assets, including systems, algorithms and technology, totaling $5,580, goodwill of $4,645 and $1,722 of net tangible assets including cash. The acquired intangibles are amortized over four years with approximately 4 years of amortization remaining. The intangibles and goodwill are reported in the Market Making segment.

During 2010, the Company acquired intangible assets for $21,000 which provides the Company with the exclusive rights to be the DMM for specific stocks traded on the New York Stock Exchange (“NYSE”). During 2011, the Company acquired additional intangible assets for $30,828 from a different seller which allows the Company to be the designated market maker for other NYSE listed stock symbols. Intangible assets, which result from two acquisitions of DMM rights, provide the Company with the exclusive designation of DMM for specific NYSE symbols. Amortization expense is recorded over the estimated useful life, which is twelve years, using the straight-line method. Intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. In 2012, the Company revised the estimated useful life of the DMM rights intangible assets from approximately seven years to twelve years. The revision was accounted for prospectively as a change in accounting estimate and, as a result, amortization expense for the twelve

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

months ended December 31, 2012 has been decreased by $2,557. The intangibles have approximately eleven years remaining and are reported in the Market Making segment.

Goodwill is assessed for impairment annually or when events indicate that the amounts may not be recoverable. The Company assesses goodwill for impairment at the reporting unit level. The Company’s reporting units are the components of its business segments for which discrete financial information is available and is regularly reviewed by the Company’s Chief operating decision maker. As part of the assessment for impairment, the Company considers the fair value of the respective reporting unit as well as the overall market value of the Company compared to its net book value. The fair value estimate of the reporting units is principally performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital which the Company believes to be the most reliable indicator of the fair values of its respective reporting units. The Company performed its annual goodwill impairment assessment and concluded that there was no impairment at December 31, 2012.

Membership Unit-Based Compensation

The Company follows ASC 718 Compensation – Stock Compensation (“ASC 718”) to account for employee member unit-based compensation. ASC 718 requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with limited exceptions. The Company has unit-based payment programs as part of its incentive program. The details of the specific plans are outlined in Note 16.

Accounting Standards Updates

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”), to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Financial Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the companies’ valuation processes and additional information about unobservable inputs impacting Level 3 measurements. This ASU is effective prospectively for interim and annual periods beginning on or after December 15, 2011. The Company adopted this ASU effective January 1, 2012, and other than the change in presentation, has determined that the adoption of this ASU has not had a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued an ASU related to the presentation of comprehensive income. The ASU will give companies an option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. This ASU is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted this ASU effective January 1, 2012, and other than the change in presentation, has determined that the adoption of this ASU has not had a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued an ASU that changed the guidance regarding the testing of goodwill for impairment. The new guidance provides a company the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company determines that this is the case, it is required to perform the currently prescribed two-

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any. The Company adopted this ASU effective January 1, 2012, and has determined that the adoption of this ASU has not had a material impact on the Company’s consolidated financial statements.

In December 2011, FASB issued an ASU that requires additional disclosures about financial assets and liabilities that are subject to netting arrangements. Under the ASU, financial assets and liabilities must be disclosed at their respective gross asset and liability amounts, the amounts offset on the balance sheet and a description of the respective netting arrangements. The new disclosures are required for annual reporting periods beginning on or after January 1, 2013, and are to be applied retrospectively. Other than the change in disclosures, the Company has determined that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In July 2012 the FASB issued an ASU, which allows a company to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test of an indefinite-lived intangible asset. This ASU simplifies the guidance for impairment testing of indefinite-lived intangible assets other than goodwill and gives companies the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This update is effective for annual impairment tests, or more frequently if deemed appropriate, performed in fiscal years beginning after September 15, 2012; however, early adoption is permitted. GETCO is currently evaluating the impact, if any that this ASU will have on GETCO’s consolidated financial statements.

2.	Fair Value of Financial Instruments

ASC 820-10 Fair Value and Disclosures (“ASC 820-10”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy under ASC 820-10 are as follows:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant management judgment.

Level 2	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company deems the best observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon this pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument. The more transparent the market value of the asset will dictate our assessment of the level that the asset is placed in the hierarchy.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Securities and options whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, certain U.S. government and sovereign obligations. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Money market instruments included in cash and cash equivalents on the consolidated statements of financial condition are classified within Level 1. Fair value for money market instruments is based upon published net asset values.

Securities and options that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs, are classified within Level 2.

Level 3 instruments held by the Company include Depository Trust Clearing Corporation common shares required to ensure status as a clearing member, and preferred shares held as part of a joint back office account agreement with one of the Company’s clearing brokers. These securities do not have active markets and do not have comparable marketable securities. Currently, we believe that the price originally paid for the shares approximates fair value of the stock given the recency of the purchase and the closed nature of the investment. There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2012 or 2011.

The following table presents the financial instruments carried on the consolidated statements of financial condition by level within the valuation hierarchy as of December 31, 2012 and 2011.

	Balance Sheet Classification	Assets at Fair Value as of December 31, 2012
		Level 1	Level 2	Level 3	Total
Asset Category
Money market securities	A	$296,065	$—	$—	$296,065
United States government obligations on deposit with exchanges	B	7,147	—	—	7,147
Preferred stock	F	199,632	—	—	199,632
Corporate debt securities	C	68,765	—	—	68,765
Mutual funds – bond funds	C	114,872	—	—	114,872
Swaps and forwards*	H	—	570	—	570
Futures	H	(1,115)			(1,115)
Options	C	92,305	—	—	92,305
Equity securities	C	381,218	—	773	381,991

Total		$1,158,889	$570	$773	$1,160,232

	Balance Sheet Classification	Liabilities at Fair Value as of December 31, 2012
		Level 1	Level 2	Level 3	Total
Liability Category
Swaps and forwards	G	$—	$110	$—	$110
Debt securities	D	19,056	—	—	19,056
Options	D	69,757	—	—	69,757
Equity securities	D	423,740	—	—	423,740

Total		$512,553	$110	$—	$512,663

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

	Balance Sheet Classification	Assets at Fair Value as of December 31, 2011
		Level 1	Level 2	Level 3	Total
Asset Category
Money market securities	A	$421,578	$—	$—	$421,578
United States government obligations on deposit with exchanges	B	4,999	—	—	4,999
Mutual funds – bond funds	C	30,893	—	—	30,893
Swaps and forwards*	E	—	100	—	100
Futures	H	(1,012)			(1,012)
Options	C	83,417	—	—	83,417
Equity securities	C	125,871	—	600	126,471

Total		$665,746	$100	$600	$666,446

	Balance Sheet Classification	Liabilities at Fair Value as of December 31, 2011
		Level 1	Level 2	Level 3	Total
Liability Category
Options	D	$52,550	$—	$—	$52,550
Equity securities	D	87,980	—	—	87,980

Total		$140,530	$—	$—	$140,530

A.	Cash and cash equivalents
B.	Deposits with clearing organizations and exchanges
C.	Securities and options owned, at fair value
D.	Securities and options sold, not yet purchased, at fair value
E.	Other receivables and other assets
F.	Investments
G.	Accounts payable and accrued expenses
H.	Receivables from clearing brokers and clearing organizations
*	Level 2 assets include an equity swap of $570 and $4 included in Receivables from clearing brokers and clearing organizations at December 31, 2012 and December 31, 2011, respectively.

The following table includes a roll forward of the amounts for the years ended December 31, 2012 and 2011 for investments classified within Level 3.

Fair Value Measurement Using Level 3 Inputs

Balance at December 31, 2009	$231
Purchases of equity securities	375

Balance at December 31, 2010	$606

Purchases of equity securities	369
Sales of equity securities	(375)

Balance at December 31, 2011	$600

Purchases of equity securities	173
Sales of equity securities	—

Balance at December 31, 2012	$773

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

3.	Fixed Asset and Leasehold Improvements, net

At December 31, 2012 and 2011, fixed assets and leasehold improvements, net consisted of:

	December 31, 2012	December 31, 2011
Equipment*	$166,676	$148,793
Furniture	9,093	7,599
Software	10,418	14,336
Leasehold improvements	59,917	50,120
Leasehold improvements in progress	1,927	4,821

Total assets, at cost	248,031	225,669
Accumulated depreciation and amortization**	(164,690)	(149,458)

Net	$83,341	$76,211

*	Included in equipment are $63,765 and $43,046 in assets recorded under capital lease obligations at December 31, 2012 and 2011, respectively.
**	The accumulated depreciation on the equipment under capital lease was $42,217 and $25,295 at December 31, 2012 and 2011, respectively.

4.	Receivables From Exchanges and Deposits With Clearing Organizations and Exchanges

Receivables from exchanges represent amounts due from the exchanges resulting from the Company’s trading activities. Exchange and clearing organization deposits represent cash and securities on deposit to meet margin requirements.

5.	Receivables From and Payables to Clearing Brokers and Clearing Organizations

Receivables from clearing brokers and clearing organizations represent amounts due from the clearing brokers and clearing organizations resulting from monies deposited on margin and trading activities. Payables to clearing brokers and clearing organizations represent amounts due to the clearing brokers and clearing organizations due to trading activities.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

6.	Investments

In August 2012, the Company invested $87,500 in Preferred Shares of Knight. The investment is deemed an available for sale security. Each Preferred Share has a face value of $1,000 per share and can be converted to 666.67 common shares of Knight. The value of the investment is marked to the close price of Knight common shares on the last trading day of the month using this conversion. The dividend on the Preferred Shares accrues daily at a rate of 2% per annum and is paid quarterly. Soon after the initial investment, the Company sold 2,200 of the Preferred Shares to another investor and realized a gain of $1,100. See Note 21 regarding the mandatory conversion of these Preferred Shares into common shares. Below is a schedule of the strategic investments as of December 31, 2012 and 2011, respectively:

	December 31, 2012	December 31, 2011
Strategic investments at cost:
Investments in exchanges	$44,625	$88,028
Investments in other companies	1,141	2,675

	45,766	90,703
Investments available for sale (at fair value):
Knight preferred shares	199,632	—

Total investments	$245,398	$90,703

Income from investments, net for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011	2010
Dividends received from strategic investments	$15,960	$—	$—
Gain on sale of exchange shares	9,132	27,750	—
Gain on sale of Knight preferred shares	1,094	—	—
Preferred dividend from Knight	687	—	—
Distributions from investments	241	—	—
Impairment of investments	(1,360)	(5,000)	—

Total income from investments	$25,754	$22,750	$—

In addition, the Preferred Shares resulted in an unrealized gain of $114,319 for the year ended December 31, 2012 which was recognized in other comprehensive income.

7.	Intangibles and Goodwill

Intangible amortization expense for the years ended December 31, 2012, 2011, and 2010 was $5,518, $3,595 and $2,172, respectively. These amounts are included in depreciation and amortization expense in the consolidated statements of comprehensive income.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

At December 31, 2012 and 2011, intangibles and goodwill, net of amortization, consisted of:

	December 31, 2012	December 31, 2011
Intangibles
NYSE DMM Rights
Gross carrying value	$51,828	$51,828
Accumulated amortization	(9,192)	(5,070)

Net carrying value	42,636	46,758
Acquired technology intangibles
Gross carrying value	5,580	5,580
Accumulated amortization	(2,093)	(697)

Net carrying value	3,487	4,883

Total Intangible assets	$46,123	$51,641

Goodwill	4,645	4,645

Intangibles and goodwill, net of amortization	$50,768	$56,286

At December 31, 2012, the future amortization associated with the aforementioned intangible assets is as follows:

Year Ended December 31,	Intangible Amortization
2013	$5,518
2014	5,518
2015	4,821
2016	4,123
2017	4,123

8.	Notes Payable

In October 2011, the Company issued $15,000 in notes to a single lender. The notes bear interest at 5.95% per annum, require no principal amortization over the term and mature in October 2018. The note agreement includes certain covenants which require the Company, among other things, to maintain compliance with debt to net worth ratios, maintain minimum levels of liquid net assets and maintain minimum net capital levels in its regulated subsidiaries. At December 31, 2012 and 2011 and for the years then ended, the Company was in compliance with these covenants. Below is the interest expense and associated amortization of debt cost issuance related to the notes:

	Year ended December 31,
	2012	2011	2010
Interest expense – Notes payable *	$893	$164	$—

*	Included in Interest expense on corporate borrowings and capital lease obligations
**	Included in Other expenses

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

9.	Revolving Credit Facilities

On June 30, 2011, the Company entered into a $30,000 one year unsecured revolving credit facility. On March 30, 2012, the Company amended the unsecured revolving credit facility to increase the limit to $50,000, extend the maturity to July 5, 2015, and create a sub limit for Letters of Credit. Borrowings under the facility may have maturities up to six months and will bear interest at the then current LIBOR rate plus a margin of 2.5% per annum. The facility requires, among other things, the maintenance of a minimum consolidated net worth, a minimum liquidity level and a maximum debt to net worth ratio. At December 31, 2012 and 2011 and for the years then ended, the Company was in compliance with these covenants. During 2012, the Company drew $46,750 on this facility, which was repaid as of December 31, 2012. At December 31, 2012, and 2011, the Company had no amounts drawn under this facility.

On August 12, 2011, Octeg entered into a $50,000 secured revolving credit facility with a single lender. Borrowings under the facility will bear interest at the then current LIBOR rate plus a margin of 1.75% per annum and may be used to finance the purchase and settlement of securities. A commitment fee of 0.30% per annum on the average daily unused portion of the facility is payable quarterly in arrears. The ability to draw on this facility is limited to a percentage of the market value of temporary positions pledged as collateral. The facility requires, among other restrictions, the maintenance of tangible net worth, excess net capital and limits total assets to equity. During 2012, the Company drew $42,000 on this facility, which was repaid as of December 31, 2012. No amount was drawn under the facility at December 31, 2011.

On June 6, 2012, Octeg retired the August 12, 2011 secured revolving credit facility and entered into a $350,000 syndicated secured revolving credit facility with a consortium of banks. Borrowings under the facility will bear interest at the then current LIBOR rate plus a margin of 1.75% per annum and may be used to finance the purchase and settlement of securities. A commitment fee of 0.35% per annum on the average daily unused portion of the facility is payable quarterly in arrears. The ability to draw on this facility is limited to a percentage of the market value of temporary positions pledged as collateral. The facility requires, among other restrictions, the maintenance of total regulatory capital, excess regulatory net capital and limits total assets to total regulatory capital. At December 31, 2012 and for the year then ended, the Company was in compliance with these covenants. No amount was drawn under the facility at December 31, 2012.

Below are the interest expense, commitment fees and associated amortization of debt issuance costs related to the Revolving credit facilities:

	Year ended December 31,
	2012	2011	2010
Interest expense – revolving credit facilities *	$301	$—	$—
Debt placement cost amortization **	276	—	—
Commitment fees **	1,034	—	—

*	Included in Interest expense on corporate borrowings and capital lease obligations
**	Included in Other expenses

10.	Capital Leases

During 2012 and 2011, the Company entered into capitalized lease obligations related to certain computer equipment. These obligations represent drawdowns under a revolving secured lending facility with a single

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

lender. At December 31, 2012, the obligations have a weighted-average interest rate of 3.9% and are on varying 3-year terms. The carrying amount of the capital leases approximate fair value. The future minimum payments under capitalized leases at December 31, 2012 consist of:

Year Ended December 31,	Minimum Payments
2013	$14,744
2014	8,222
2015	2,072

$25,038

The total interest expense for the years ended December 31, 2012, 2011, and 2010 included in the consolidated statements of comprehensive income is as follows:

	2012	2011	2010
Interest expense – capital leases *	$1,376	$982	$508

*	Included in Interest expense on corporate borrowings and capital lease obligations

11.	Commitments and Contingencies

The Company enters into various agreements that create longer term commitments. The largest of these commitments relates to office space under non-cancellable operating leases that expire at various dates through 2026. The Company also enters into long term leases and contracts related to back office software and components of the trading network infrastructure such as colocation leases, long distance communications lines and maintenance contracts. Since the Company operates as a partnership, it has long term obligations related to the repurchase of membership units, generally payable over 5 years. At December 31, 2012, the aggregate commitments with respect to the aforementioned commitments, exclusive of additional payments that may be required for taxes and operating costs, are as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
Office leases	$9,655	$10,439	$9,716	$9,741	$7,392	$51,392	$98,335
Software	877	202	—	—	—	—	1,079
Network infrastructure	4,619	2,052	1,554	725	227	—	9,177
Member capital repayments	21,240	16,584	20,243	2,378	—	—	60,445

Total commitments	$36,391	$29,277	$31,513	$12,844	$7,619	$51,392	$169,036

Rent expense for the years ended December 31, 2012, 2011, and 2010 was $8,991, $7,443, and $4,886, respectively. Rent expense is included in occupancy, communication and office expense in the consolidated statements of comprehensive income.

In the normal course of business, the Company may enter into certain contracts that contain representations or warranties which may provide general or specific indemnifications to others. Additionally, the Company is subject to certain pending and threatened legal and regulatory actions which arise in the normal course of business. The outcome of these matters is inherently uncertain, particularly with respect to unasserted claims and proceedings in their early stages. Accordingly, loss estimates may change from time to time and actual

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

losses may be more or less than the current estimate. The Company accounts for potential losses related to these actions in accordance with ASC 450-10, Contingencies. As of December 31, 2012 and December 31, 2011, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves, related to litigation, regulatory and related matters were not material, and based on currently available information, the outcome of any proceedings will not have a material adverse effect on the Company’s consolidated operating results or financial condition.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be contractually required to pay a proportionate share of the obligations of another unaffiliated member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Management believes any potential losses related to these guarantee obligations under these membership agreements is remote. The Company has not recorded any contingent liability in the financial statements for these agreements.

12.	Employee Benefit Plan

The Company maintains a 401(k) plan covering all eligible employees. The Company does not contribute to the plan.

13.	Related Parties

Certain exchanges in which the Company has strategic investments provide execution services to the Company. The Company also holds Preferred Shares in Knight which pays preferred dividends. Amounts related to these transactions are summarized as follows for the years ended December 31, 2012, 2011 and 2010:

Transactions	Financial Statement Line Item	2012	2011	2010
Execution rebate income	Trading gains and losses, net	$22,176	$69,169	$154,322
Execution fees	Regulatory, exchange, and execution fees	(3,972)	(844)	(244)
Execution rebate receivable	Receivables from exchanges	404	951	910
Preferred Dividends	Income from investments, net	687	—	—

14.	Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including options contracts and other financial instruments with similar characteristics. During the years ended December 31, 2012 and 2011, the Company held primarily options and futures related to U.S. listed equities and foreign exchange contracts.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

cash settlement is made on a daily basis for market movements. These contracts are marked-to-market based upon quoted market prices, with gains and losses recorded in the consolidated statements of income in trading gains and losses, net.

The volume of derivative financial instruments can fluctuate significantly based on the trading strategy employed by the Company from time to time. As such, the amounts disclosed in the tables below may not be representative of the overall trading activities in these asset classes and related hedge instruments during the reporting period.

The following tables summarize the fair value of derivatives by type of derivative contract on a gross basis at December 31, 2012 and 2011:

	At December 31, 2012
	Assets		Liabilities
(in thousands, except contracts data)	Fair Value	Contracts	Fair Value	Contracts
Foreign exchange
Futures contracts	$8	500	$—	95
Forward contracts	—	—	110	1

Equity
Futures contracts	114	671	(314)	590
Swap contracts	570	1	—
Options	91,019	197,021	68,006	194,607

Fixed income
Futures contracts	(705)	51,566	864	51,975

Commodity
Futures contracts	(11)	1,611	(29)	1,598

Futures
Options	1,286	2,303	1,751	2,197

Total	$92,281	253,673	$70,388	251,063

	At December 31, 2011
	Assets		Liabilities
	Fair Value	Contracts	Fair Value	Contracts
Foreign exchange
Futures contracts	$—	—	$35	800
Forward contracts	96	1	—	—

Equity
Futures contracts	54	54	1,031	1,234
Swap contracts	4	1	—	—
Options	83,417	251,856	52,550	254,211

Total	$83,571	251,912	$53,616	256,245

The fair values of these contracts are recorded on the consolidated statements of financial condition in Securities and options owned and Securities and options sold, not yet purchased and Receivables from and Payables to clearing brokers and clearing organizations.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

The majority of the Company’s transactions with off-balance sheet risk are short-term in duration due to the nature of the Company’s trading strategies.

The table below summarizes net trading gains (amounts reflect trading gains and losses net of all related trading fees) on the derivative instruments for the years ended December 31, 2012, 2011, and 2010.

	For year ended December 31,
	2012	2011	2010
Fixed income
Futures contracts	$60,630	$111,724	$89,543

Foreign exchange
Futures contracts	13,885	18,652	26,943
Forward contracts	(439)	96	517

Commodities
Futures contracts	22,266	14,851	26,410
Options contracts	158	(80)	257

Equity
Futures contracts	47,354	99,961	88,128
Swap contracts	10,196	18,423	4,462
Options contracts	40,270	72,278	74,288

Futures
Options contracts	132	231	3,002

Total	$194,452	$336,136	$313,550

Market Risk

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates and commodity prices. A description of each such market risk category is set forth below:

•	Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.

•	Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.

•	Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company’s overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company’s exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company’s transactions are executed in exchange traded instruments.

Concentrations of Credit Risk

The Company clears the majority of its trades internally, but also uses other third party clearing brokers. Cash and financial instruments held at the Company’s clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers.

The Company maintains their cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

15.	Members’ Equity

Members’ equity is the aggregate of the individual members’ equity accounts. On May 10, 2007, GHC entered into an agreement with GA-GTCO LLC to sell a 21.875% voting interest in the Company. As a result, the Company issued Class P units to GA-GTCO LLC, which has voting rights and preferential rights in liquidation, which provide that these units will be redeemed at initial cost less any distributions to date, as defined.

GHC’s LLC agreement provides for five classes of member units: Class A, Class B, Class E, Class P, and Class H, with both Class A and Class P units having voting rights. Currently, there are no Class H units outstanding. Equity accounts of all members, except for Class E and Class H units, are allocated net income or net loss based upon their percentage of units owned against total outstanding units. Distributions are required to be paid to members in an amount sufficient to cover federal, state and foreign taxes attributable to their allocated income; discretionary distributions are permitted when approved by the Board of Directors and special distributions are permitted to partially retire a members’ interest. Other withdrawals are restricted unless employment has been terminated.

The Company can retire membership units through buybacks and upon termination of employment by the member. Upon termination of employment, the Company generally has the option to repurchase all or a portion of any class of units granted within six months. The purchase price for the unvested units is determined as a percentage of grant date fair value and the purchase price of the vested shares are contractually defined by each grant.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

The components of members’ equity for each unit class at December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Class A units	$261,799	$230,990
Class B units	422,118	455,301
Class P units	218,673	192,435
Class E units	63,221	58,760

Total equity	$965,811	$937,486

A summary of the changes in the Company’s units is as follows:

	Class A Units		Class B Units		Class P Units		Class E Units
	Units	Weighted Average Price	Units	Weighted Average Price	Units	Weighted Average Price	Units	Weighted Average Price
Balance at December 31, 2009	3,808,162	$0.11	5,568,347	$19.02	2,785,689	$125.64	791,000	$73.05
Issued	—	—	294,689	92.25	—	—	126,947	35.45
Retired	(32,879)	82.12	(52,658)	45.54	—	—	(10,000)	0.01

Balance at December 31, 2010	3,775,283	$0.11	5,810,378	$23.32	2,785,689	$125.64	907,947	$68.60
Issued	—	—	374,541	89.53	—	—	496,750	30.71
Retired/Exchanged	(21,033)	0.03	(169,223)	94.16	—	—	(300,550)	0.01

Balance at December 31, 2011	3,754,250	$0.11	6,015,696	$30.75	2,785,689	$125.64	1,104,147	$73.89
Issued	—	—	112,272	88.43	—	—	83,626	32.93
Retired	(66,031)	0.15	(1,348,918)	54.41	—	—	(380,122)	59.06

Balance at December 31, 2012	3,688,219	$0.11	4,779,050	$25.42	2,785,689	$125.64	807,651	$45.26

16.	Membership Unit Award Plan and Incentive Unit Plan

The managing members may, at their discretion, award membership units or options to purchase membership units in the Company. There were no outstanding options to purchase membership units at December 31, 2012 or 2011.

During 2012 and 2011, the Company granted membership unit awards to employees in the form of Class B units. The Class B units are valued at the date of grant based on the estimated enterprise value of the Company. The enterprise value is estimated based on an annual third party valuation using a range of valuation techniques including discounted cash flow, market comparables and recent transactions. Based on this third party valuation, management determines the unit value based on enterprise value divided by units on a fully diluted basis. Prior to 2012, these primarily consisted of non-voting units which vest three years from the grant date. In 2012, the Company changed the vesting of units granted in 2012 to an annual vesting of one-third of the units over the three year period. Upon termination of employment, the Company has the option to repurchase all or a portion of the units granted within six months. The purchase price for the unvested units is determined as a percentage of grant date fair value. The Company classifies these unit awards as equity as the employees receive full membership rights with respect to allocation of income and participation in member distributions. The unamortized value of membership unit awards at December 31, 2012, 2011 and 2010 was $12,007, $24,986, and $25,163, respectively, and is recorded as unrecognized compensation in the consolidated statements of changes in members’ equity. The weighted average amortization period for the unamortized awards at December 31, 2012 is 1.66 years.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

The following is a schedule of the changes in the Company’s unvested Class B units:

	Units	Weighted Average Grant-date Fair Value
Unvested as of December 31, 2009	631,096	$146.27
Issued	279,816	92.06
Vested	(206,254)	116.19
Forfeited	(8,480)	161.20

Unvested as of December 31, 2010	696,178	133.21
Issued	374,541	89.53
Vested	(231,931)	179.17
Forfeited	(90,299)	128.65

Unvested as of December 31, 2011	748,489	98.01
Issued	112,272	88.43
Vested	(249,105)	110.50
Forfeited	(194,699)	93.69

Unvested as of December 31, 2012	416,957	89.99

During 2012 and 2011, the Company granted unit awards to employees in the form of Class E units, which are profits interests. The fair value of each Class E unit granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. For the years presented the following assumptions were used in the option pricing model:

	2012	2011	2010
Risk free interest rate	2.20%	1.70%	2.43%
Assumed volatility	40%	40%	40%
Dividend yield	2.50%	1.95%	1.95%
Term	5 yrs.	5 yrs.	5 yrs.

Prior to 2012, these nonvoting units primarily vested three years from the grant date. For units granted in 2012, the Company changed the vesting of Class E units to an annual vesting of one-third of the units over the three year period and provided the Company an option to repurchase the units at the end of 5 years. Class E units allow for future appreciation in excess of the Company’s value over a certain strike price per unit and allocation of income once the units are vested. Upon the departure of an associate, the Class E units are forfeited whether vested or not, and if vested, the cash value of the Class E units above their strike price is paid to the associate. The Company classifies these unit awards as equity. The unamortized value of membership unit awards for the years ended December 31, 2012, 2011, and 2010 was $ 6,932, $18,783, and $12,861, respectively, and is recorded as unrecognized compensation in the consolidated statements of changes in members’ equity. During 2011, certain employees elected the Company’s offer to exchange existing Class E units for new Class E units with modified terms. All exchanges were done at equivalent fair values and, therefore, no compensation expenses were recorded. The weighted average amortization period for unamortized awards at December 31, 2012 is 1.35 years.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

The following is a schedule of the changes in the Company’s unvested Class E units:

	Units	Weighted Average Grant-date Fair Value
Unvested as of December 31, 2009	791,000	$77.28
Issued	126,947	35.45
Vested	(531,500)	77.28
Forfeited	—	0.00

Unvested as of December 31, 2010	386,447	54.92
Issued	496,750	30.71
Vested	(137,150)	65.45
Modified	153,950	77.24
Forfeited	(41,600)	49.69

Unvested as of December 31, 2011	858,397	43.49
Issued	83,626	32.93
Vested	(341,017)	55.04
Forfeited	(124,922)	30.43

Unvested as of December 31, 2012	476,084	36.78

The managing members may also award deferred compensation in the form of incentive units under the Incentive Unit Plan (the “Plan”). The incentive units are nonvoting and do not have membership rights or participate in allocation of income. They are eligible to participate in discretionary distributions of the firm as defined in the LLC Agreement. The Plan provides that the incentive units vest at the end of three years from the date of grant and will be redeemed at the end of the 10th year anniversary of the associates’ entrance into the Plan based on the then current value of the Company. In 2012, the incentive units were awarded under the 2012 Incentive Unit Plan (the “2012 Plan”). The 2012 Plan provides that the incentive units granted vest proportionally on anniversary date of the grant over three years or can be vested immediately. All other aspects of the 2012 Plan remain unchanged. The value of these incentive units is determined based on the same methodology used to value the Class B unit awards and the amount expensed is determined based on this valuation multiplied by the percent vested. Deferred compensation payable at December 31, 2012 and 2011 related to incentive units was $3,480, and $2,523, respectively, and is included in accounts payable and accrued expenses on the consolidated statements of financial condition.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

The following is a summary of the changes in the incentive units for the years ended December 31, 2012 and 2011:

	Vested	Unvested	Weighted Average Grant-date Fair Value
Incentive units at December 31, 2009	18,099	9,316	$118.62
Issued	—	16,377	84.74
Vested	7,547	(7,547)	89.46
Canceled	(578)	(962)	81.18

Incentive units at December 31, 2010	25,068	17,184	106.85
Issued	—	26,655	85.97
Vested	3,767	(3,767)
Canceled	(2,521)	(4,854)	87.45

Incentive units at December 31, 2011	26,314	35,218	106.85

Issued	786	19,147	86.83
Vested	1,169	(1,169)
Canceled	(4,393)	(8,203)	95.06

Incentive units at December 31, 2012	23,876	44,993	93.58

The following is a summary of expenses recorded net of forfeitures for the various compensation plans:

	For year ended December 31,
	2012	2011	2010
Membership unit expense – Class B Units	$7,450	$31,130	$30,020
Profits interest unit expense – Class E Units	4,870	9,336	19,262
Incentive unit expense	1,264	858	265

Total	$13,584	$41,324	$49,547

17.	Income Taxes

GHC is taxed as a partnership and the majority of its subsidiaries are disregarded limited liability companies under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the members of GHC are liable for federal income taxes on their proportionate share of taxable income. At December 31, 2012, the tax basis of the partnership was $45,412 lower than the reported amounts of the entity’s assets and liabilities, respectively.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

As outlined in Note 1, some of GHC’s subsidiaries are subject to tax in the jurisdictions in which they operate. Income taxes paid by entities that are also included in the GHC partnership return are generally allocated to the partners as tax credits and, therefore, serve to reduce each partner’s tax liability. The income tax provisions for these subsidiaries are recorded based upon the liability method. The allocation of the income tax provision by jurisdiction in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Federal	$1,144	$1,098	$1,805
State	808	405	587
Local	856	550	819
Foreign	7,468	28,788	24,623

Provision for income taxes	$10,276	$30,841	$27,834

GHC’s subsidiaries recognize deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has reviewed the components of the net deferred tax asset and concluded that it is more likely than not that the net deferred tax asset will be realized and, therefore, no valuation allowance is required.

Deferred taxes are included in Other assets on the consolidated statements of financial condition, including the following components at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Deferred tax assets:
Employee compensation and benefit plans	$527	$544
Fixed assets and other amortizable assets	3,742	2,830
Lease loss and other reserves	—	22
Tax credit and loss carryforwards	1,041	270

Total deferred tax assets	5,310	3,666

Deferred tax liabilities:
Employee compensation and benefit plans	502	1,265
Fixed assets and other amortizable assets	2,559	405
Carrying value of investments	1,830	—

Total deferred tax liabilities	4,891	1,670

Net deferred tax assets (liabilites)	$419	$1,996

At December 31, 2012 and 2011, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. Currently, the Company is under examination for years 2008 through 2011 at the state level. At the federal level, years 2009 through 2012 are still open to audit.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

18.	Regulatory Requirements

Getco is subject to Commodity Futures Trading Commission (“CFTC”) net capital requirements. Octeg, GES and GSL are broker-dealers subject to the minimum net capital requirement of SEC Rule 15c3-1. These subsidiaries claim exemptions from SEC Rule 15c3-3 under provisions of section k (2) (i-ii) of that rule. GEL and AT are regulated by the Financial Services Authority and subject to minimum net capital requirements. As of December 31, 2012 and 2011, GET, OCT, GES, GSL, AT and GEL were all in compliance with their respective net capital requirements. GAHK and GAUS were in compliance with their respective net capital requirements as of December 31, 2012.

19.	Earnings per unit

Basic earnings per unit (‘‘EPU’’) is calculated by dividing net income available to the Company’s common unit holders by the weighted average number of common units outstanding during the period. Net income is allocated among the various classes of units using the two-class method. This method is an earnings allocation formula that determines earnings per unit for each class of common units and other participating units according to participation rights in undistributed earnings.

For the years ended December 31, 2012, 2011, and 2010, earnings were allocated to the Class E, Class H, Class P and unvested Class B units based on the weighted average number of each class of unit outstanding during each period as follows:

	2012	2011	2010
Class E units	$577	$3,295	$2,773
Class H units	—	—	10,261
Class P units	3,600	35,641	33,757
Unvested Class B units	810	9,516	8,312

Net income attributable to preferred and participating units	$4,987	$48,452	$55,103

The Company’s Class A and vested Class B units are considered equivalent to common units due to their pro rata participation in earnings and subordination to all other classes of units issued by the Company. Class E unitholders are entitled to distributions only if and when declared, at the discretion of the Board of Directors. Class H unitholders receive distributions equal to the income allocated to them based on the agreed upon formula. Class P unitholders are entitled to distributions on a pro-rata basis with the Class A and Class B unitholders, but have a liquidation preference over Class A and Class B unitholders. The unvested Class B unitholders are entitled to distributions on a pro-rata basis with the vested Class B unitholders; however upon termination of their employment, the unvested Class B unitholders would receive an amount less than what they would have received if the Class B units had vested. As a result, the unvested Class B units are not considered equivalent to the vested Class B units and therefore are considered to be participating units. In calculating net income available to common unit holders, distributions made to Class E units during the period and the pro rata share of income attributable to Class P and unvested Class B units are deducted from net income. The remaining earnings are allocated to the common units and participating units to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. For the year ended December 31, 2012 and 2011, undistributed earnings were allocated to the Class E and Class P units based on the number of each class of unit outstanding at the end of each period.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Diluted EPU is calculated by giving effect to all potential common units outstanding during the period. At December 31, 2012, 2011, and 2010 there were 416,957, 748,489, and 696,178 unvested Class B units outstanding, respectively. However, as the unvested Class B units are entitled to earnings currently on a pro-rata basis with Class A and vested Class B units, the dilutive effect of these unvested Class B units is included as a reduction of the numerator in basic EPU. As a result, diluted EPU equals basic EPU for the periods presented.

20.	Segment Reporting

The Company has three operating segments: (i) Market Making; (ii) Execution Services; and (iii) Corporate and Other. See Note 1 for discussion of the operating segments. The Company’s revenues, expenses, and income (loss) from continuing operations before income taxes (“Pre-tax earnings”) by segment are summarized in the following table:

	2012	2011	2010
Market Making
Revenues	$514,264	$880,528	$861,472
Expenses	485,194	680,256	646,047
Pre-tax earnings[1]	29,070	200,272	215,425
Total Assets	1,414,666	1,193,027	1,104,129
Execution Services
Revenues	$34,736	$25,004	$16,811
Expenses	43,060	41,105	19,324
Pre-tax loss[1]	(8,324)	(16,101)	(2,513)
Total Assets	33,623	19,928	18,743
Corporate and Other
Revenues	$19,595	$25,089	$2,162
Expenses	13,914	15,719	25,384
Pre-tax earnings (loss)[2]	5,681	9,370	(23,222)
Total Assets	245,738	90,703	62,869
Eliminations [3]
Revenues/expenses	$(17,059)	$(15,150)	$(13,500)
Total Assets	(6,491)	(1,303)	(650)
Consolidated
Revenues	$551,536	$915,471	$866,945
Expenses	525,109	721,930	677,255
Pre-tax earnings[1]	26,427	193,541	189,690
Total Assets	1,687,536	1,302,355	1,185,091

1.

During 2012, the Company adjusted the allocation of certain income and expense items related to trading related fees, interest expense and foreign currency gains (losses). These items were previously reported within the Market Making segment and are now reported within the Corporate and Other segment results. Segment revenues, expenses and pre-tax earnings (loss) figures for 2011 and 2010 are stated on a basis consistent with 2012. As it relates to 2011 segment information, the impact of the change in allocation resulted in an approximate $6.4 million increase (decrease) in Market Making expenses (profit) related to internal reallocation of certain expenses as trading related fees, interest

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

expense and foreign currency gains (losses) with an inverse effect to the 2011 Corporate and Other Segment results. There was no adjustment required to 2010 segment information as no such allocations had been applied.
2.	Pre-tax earnings/ (loss) represents segment profit/loss after allocation of support function costs. Support functions include administration, clearing, communications, core technology, facilities, finance, human resources, legal and compliance, risk and senior leadership.
3.	Eliminations revenues/expenses represent fees paid to Execution Services from Market Making.

The Company operates in the U.S. and internationally, primarily in Europe and Asia Pacific. The following table presents revenues by geographic area:

	For the year ended December 31,
	2012	2011	2010
Americas
Revenues	$340,425	$489,537	$527,475
Europe
Revenues	128,399	254,976	230,949
Asia Pacific (1)
Revenues	82,712	170,958	108,521

Total Revenues	$551,536	$915,471	$866,945

1.	Asia Pacific includes Singapore, Hong Kong, Japan, and Australia. During the first quarter of 2013, the Company decided to close its office in Hong Kong.

21.	Subsequent Events

The Company has evaluated the events and transactions that have occurred through April 1, 2013, the date the financial statements were available to be issued, and noted the following additional disclosures:

Merger with Knight Capital

On December 19, 2012, the Company and Knight entered into an agreement for a strategic business combination whereby the Company and Knight will be combined under a new publicly traded holding company. Under the agreement and pending final regulatory approvals, 56.9 million shares of Knight Class A Common Stock on a fully converted basis currently owned by the Company will be retired and the Class A, Class B and Class P unitholders of the Company will receive approximately 230.0 million common shares of Class A Common Stock of the new public holding company and up to 75.0 million warrants to purchase Class A Common Stock of the new public holding company.

Knight Capital Preferred Shares Conversion

On February 28, 2013 (the “Conversion Date”), Knight initiated a conversion transaction of their Preferred Shares into Knight common shares. Knight converted each Preferred Share into common because the pre-determined conversion requirements were achieved as of February 25, 2013. On the Conversion Date, each Knight Preferred Share was converted into 666.667 Knight common shares, including the Preferred Shares which were owned by the Company.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except per share and unit data)

Closure of GETCO Asia Hong Kong Ltd. Office

During the first quarter of 2013, the Company decided to close its office in Hong Kong. The Company estimates the impact on earnings for the year ended December 31, 2013 to be within the range of $2,000 to $3,000 (unaudited).

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Financial Condition (unaudited)

(in thousands)	March 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	$352,154	$427,631
Receivables from exchanges	15,359	11,544
Receivables from clearing brokers and clearing organizations	144,832	85,282
Deposits with clearing organizations and exchanges	42,385	43,245
Securities and options owned, at fair value:
Equity securities	438,013	381,991
Listed equity options	75,038	92,305
Debt securities	173,345	183,637

Total securities and options owned, at fair value	686,396	657,933
Securities borrowed	74,410	55,141
Exchange memberships, at cost (fair value $5,211 and $5,042 at March 31, 2013 and December 31, 2012, respectively)	6,267	6,267
Investments	257,433	245,398
Intangibles and goodwill, net of amortization	49,388	50,768
Fixed assets and leasehold improvements, net	82,150	83,341
Other receivables and other assets	17,906	20,986

Total assets	$1,728,680	$1,687,536

Liabilities and Members’ Equity
Securities and options sold, not yet purchased, at fair value:
Equity securities	$504,719	$423,740
Listed equity options	65,284	69,757
Debt securities	17,240	19,056

Total securities and options sold, not yet purchased, at fair value	587,243	512,553
Payables to clearing brokers and clearing organizations	5,355	24,185
Compensation payable	10,744	30,197
Capital lease obligation	19,226	24,191
Notes payable	15,000	15,000
Accounts payable and accrued expenses	121,402	115,492
Distributions payable	107	107

Total liabilities	759,077	721,725
Members’ equity	969,603	965,811

Total liabilities and members’ equity	$1,728,680	$1,687,536

The accompanying unaudited notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended March 31
(in thousands except for per unit data)	2013	2012
Revenues
Trading gains and losses, net	$112,485	$153,221
Interest and dividends, net	(36)	(158)
Income from investments, net	367	—
Other income, net	36	519

Total revenues	112,852	153,582

Expenses
Regulatory, exchange and execution fees	40,958	49,803
Employee compensation and related benefits	32,620	41,550
Colocation and data line expenses	19,676	20,969
Depreciation and amortization	8,167	11,878
Professional fees	7,034	4,623
Occupancy, communication, and office	3,945	3,687
Restructuring costs and lease loss	2,623	—
Travel and entertainment	1,386	3,045
Computer supplies and maintenance	950	1,402
Order flow expense	895	795
Interest expense on corporate borrowings and capital lease obligations	473	765
Other expenses	1,430	785

Total expenses	120,157	139,302

(Loss) income before income taxes	(7,305)	14,280
Provision for income taxes	1,974	3,284

Net (loss) income	$(9,279)	$10,996

Net (loss) income attributable to preferred and participating units	$(2,655)	$3,239

Net (loss) income available to common units	$(6,624)	$7,757

Basic earnings per common unit	$(0.82)	$0.86

Weighted average common units outstanding	8,044	9,003

Other comprehensive income:
Unrealized gains on available for sale securities	$11,944	$—
Cumulative translation adjustment	84	—

Total other comprehensive income	$12,028	$—

Total comprehensive income	$2,749	$10,996

The accompanying unaudited notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity (unaudited)

(in thousands)	Unrestricted Members’ Equity	Unrecognized Compensation	Other Comprehensive Income	Total Members’ Equity
Balance at December 31, 2011	$981,254	$(43,768)	$—	$937,486
Contributions	6,976	3,697	—	10,673
Repurchase of membership interests	(13,203)	—	—	(13,203)
Distributions	(14,928)	—	—	(14,928)
Net income	10,996	—	—	10,996

Balance at March 31, 2012	$971,095	$(40,071)	$—	$931,024

	Unrestricted Members’ Equity	Unrecognized Compensation	Other Comprehensive Income	Total Members’ Equity
Balance at December 31, 2012	$870,431	$(18,939)	$114,319	$965,811
Contributions	4,144	1,586	—	5,730
Repurchase of membership interests	(4,687)	—	—	(4,687)
Distributions	—	—	—	—
Comprehensive income	(9,279)	—	12,028	2,749

Balance at March 31, 2013	$860,609	$(17,353)	$126,347	$969,603

The accompanying unaudited notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)

	Three months ended March 31,
(in thousands)	2013	2012
Cash flows from operating activities
Net (loss) income	$(9,279)	$10,996
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Income from investments, net	(367)	—
Amortization of debt issuance costs	113	—
Impairment of fixed assets due to restructuring	2,127	—
Unit award compensation	2,918	3,041
Depreciation and amortization	8,167	11,878
Changes in operating assets and liabilities:
Receivables from exchanges	(3,966)	(1,045)
Receivables from/payables to clearing brokers and clearing organizations, net	(78,380)	(50,805)
Deposits with clearing organizations and exchanges	860	17,428
Securities and options owned and sold, not yet purchased, net	46,227	99,092
Securities borrowed	(19,269)	(60,276)
Other receivables and other assets	2,193	553
Compensation payable	(19,453)	(29,001)
Accounts payable and accrued expenses	6,511	(1,284)

Net cash (used in) provided by operating activities	(61,598)	577

Cash flows from investing activities
Purchase of exchange memberships	—	—
Proceeds from sale of exchange memberships	774	—
Purchase of Equipment, leasehold improvements, furniture and software	(6,157)	(9,953)
Purchase of investments	—	(1,273)
Proceeds from investment distribution	427	573

Net cash used in investing activities	(4,956)	(10,653)

Cash flows from financing activities
Borrowings under credit facility	25,000	—
Repayment of credit facility borrowings	(25,000)	—
Borrowings from capital lease obligations	—	2,575
Principal payments on capital lease obligations	(4,965)	(5,335)
Members’ distributions	—	(8,154)
Repurchase of members’ interest	(4,042)	(1,232)

Net cash used in financing activities	(9,007)	(12,146)

Effect of exchange rate on cash and cash equivalents	84	—

Net (decrease) increase in cash and cash equivalents	(75,477)	(22,222)
Cash and cash equivalents
Beginning of period	$427,631	$607,689

End of period	$352,154	$585,467

Supplemental disclosure of cash flow information
Cash paid for interest	$1,325	$871
Cash paid for income taxes	4,234	4,405
Non-cash transactions - unrecognized compensation	1,586	3,697

The accompanying unaudited notes are an integral part of these consolidated financial statements.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

1.	Organization and Description of the Business

Nature of Operations and Organization

GETCO Holding Company, LLC (“GHC”) and its subsidiaries (collectively, the “Company”) conduct a proprietary trading business, engaged in market making, buying, selling and dealing in securities, commodities, options and exchange-traded futures on exchanges worldwide for its own accounts. GHC is governed by the Fifth Amended and Restated Operating Agreement dated March 31, 2012 (the “LLC Agreement”). GHC has two managing members that jointly have power and authority to carry out management responsibilities and control its day-to-day operations.

Operating Segments

The Company has three business segments – Market Making and Execution Services as well as Corporate and Other. The business segments are determined based on the products and services provided as well as the markets and customers that they serve and they reflect the manner in which financial information is currently evaluated by management. The following is a description of the Company’s business segments:

Market Making

The Market Making segment principally consists of market making in securities such as global equities, futures, options, fixed income, commodities, and foreign currencies. As a market maker, the Company commits capital for trade executions by offering to buy securities from, or sell securities to, institutions and broker-dealers. The Market Making segment primarily consists of non-client electronic market making activities in which the Company operates as a market maker in securities quoted and traded on the Nasdaq Stock Market; the over-the-counter (“OTC”) market for New York Stock Exchange (“NYSE”), NYSE Amex Equities (“NYSE Amex”), NYSE Arca listed securities; Chicago Mercantile Exchange (“CME”), Chicago Board Options Exchange (“CBOE”), and several other exchanges primarily located throughout Europe and Asia. The segment provides trade executions as an equities Designated Market Maker (“DMM”) on the NYSE. Market Making also consists of the Company trading securities, using its own capital, with the intent of generating trading revenue.

Execution Services

The Execution Services segment offers clients access to markets and self-directed trading via its electronic agency-based platforms. In contrast to Market Making, the businesses within this segment generally act as agents to execute transactions and earn commissions. This segment also provides institutions with access to a customizable suite of trading tools which are built to capture advantages across markets.

Corporate and Other

The Corporate and Other segment invests in strategic financial services-oriented opportunities, allocates, deploys and monitors all capital, and maintains corporate overhead expenses and all other income and expenses that are not attributable to the other segments.

Basis of Presentation

GHC was organized in the State of Delaware on October 16, 2002 as a limited liability company. The consolidated financial statements include the accounts of GHC and its wholly owned subsidiaries, including GETCO, LLC (“Getco”), OCTEG, LLC (“Octeg”), GETCO Execution Services (“GES”) and GETCO

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

Securities, LLC (“GTS”). Getco is an active clearing member of the Chicago Mercantile Exchange. Octeg, GES and GTS are registered broker-dealers with the Securities and Exchange Commission (the “SEC”). On July 14, 2011, the Company acquired Automat Ltd. (“AT”) and results for the periods only reflect AT results subsequent to that date. GETCO Europe Limited (“GEL”) and Automat Limited (“AT”) are registered with the Financial Services Authority in the United Kingdom. GETCO Execution Services Limited (“GESL”) is a nonregistered intermediary in the United Kingdom. GETCO Asia Pte. Ltd. (“GAL”) is a nonregistered trading firm in Singapore. GETCO Asia Hong Kong Ltd. (“GAHK”) was established in August of 2011 and in 2012, GAHK became a registered trading firm with the Securities and Futures Commission in Hong Kong. GAHK was a subsidiary of GES. On March 25, 2013 the Company decided to close its office in Hong Kong. The impact on earnings, related to this office closure, is included in restructuring costs and lease loss in the consolidated statements of comprehensive income. As of May 31, 2011, GETCO Australia Pty. Ltd. (“GAUS”) is a registered trading firm with the Australian Securities and Investments Commission (“ASIC”) in Australia. GAUS is a subsidiary of GAL. Global Colocation Services, LLC (“GCO”), a wholly owned subsidiary of GHC, provides network services to the group and is located primarily in the United States. GEL, AT and GAL are also wholly owned subsidiaries of GHC. The primary operating subsidiaries of GHC are Getco, Octeg, GEL, GES, GTS, GAL, GCO and AT.

Consolidation

These unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature. All material intercompany accounts and transactions have been eliminated in consolidation.

Membership Unit-Based Compensation

The Company follows ASC 718 Compensation – Stock Compensation (“ASC 718”) to account for employee member unit-based compensation. ASC 718 requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with limited exceptions. The Company has unit-based payment programs as part of its incentive program. The details of the specific plans are outlined in Note 12.

Accounting Standards Updates

In January 2013, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”), to limit the scope of balance sheet offsetting disclosures. The ASU provides guidance on presentation of gross and net information about transactions that are 1) offset on the balance sheet or 2) subject to an enforceable master netting agreement of similar agreement, regardless of whether the transactions are actually offset in the financial statements. This ASU is effective prospectively for interim and annual periods beginning on or after January 1, 2013. Refer to Note 3 for the additional disclosures required under this ASU.

2.	Summary of Significant Accounting Pollicies

The accompanying unaudited interim financial statements have been prepared in accordance with the accounting policies described in the financial statements and related notes for the year ended December 31, 2012 (“2012 Financial Statements”) and should be read in conjunction with such financial statements and

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

related notes. The 2012 year end consolidated statement of financial position included in these interim financial statements was derived from the audited 2012 Financial Statements, but does not include all the disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). The following notes to these interim financial statements highlight significant changes to the notes included in the 2012 Financial Statements and present interim disclosures as required by the Securities and Exchange Commission. In order to conform with GAAP, we, in preparation of our financial statements, are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of March 31, 2013 and December 31, 2012, and the reported amounts of revenues and expenses for the three months ended March 31, 2013 and 2012. Actual results could differ from those estimates.

3.	Fair Value of Financial Instruments

ASC 820-10 Fair Value and Disclosures (“ASC 820-10”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy under ASC 820-10 are as follows:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant managerial judgment.

Level 2	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company deems the best observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon this pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument. The more transparent the market value of the asset will dictate our assessment of the level that the asset is placed in the hierarchy.

Securities and options whose values are based on quoted market prices in active markets, and are therefore classified within Level 1 include active listed equities, certain U.S. government and sovereign obligations and the Company’s available for sale holdings of common shares of Knight Capital Group, Inc. (“Knight”). Prior to February 28, 2013 the Company invested in Series A-1 Cumulative Perpetual Convertible Preferred Stock (“Preferred Shares(s)”) of Knight. The value of the Knight preferred shares was determined by using the quoted price of the common shares multiplied by common stock equivalent of the preferred shares as defined in the share agreement. The Company has assessed that this investment meets the requirements of a Level 1 asset since the price is transparent and the conversion of common stock is in the control of the Company.

Money market instruments included in cash and cash equivalents on the consolidated statements of financial condition are classified within Level 1. Fair value for money market instruments is based upon published net asset values.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

Securities and options that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs, are classified within Level 2.

Level 3 instruments held by the Company include Depository Trust Clearing Corporation common shares required to ensure status as a clearing member, and preferred shares held as part of a joint back office account agreement with one of the Company’s clearing brokers. These securities do not have active markets and do not have comparable marketable securities. Currently, we believe that the price originally paid for the shares approximates fair value of the stock given the recent purchase of these shares and the closed nature of the investment. There were no transfers between Levels 1, 2 and 3 during the periods ended March 31, 2013 or December 31, 2012.

The following table presents the financial instruments carried on the consolidated statements of financial condition by level within the valuation hierarchy as of March 31, 2013 and December 31, 2012.

	Balance Sheet Classification	Assets at Fair Value as of March 31, 2013
Asset Category		Level 1	Level 2	Level 3	Total
Money market securities	A	$242,426	$—	$—	$242,426
United States government obligations on deposit with exchanges	B	11,747	—	—	11,747
Corporate debt securities	C	33,452	—	—	33,452
Mutual funds – bond funds	C	139,892	—	—	139,892
Swaps and forwards	H	—	80	—	80
Futures	H	(1,794)	—	—	(1,794)
Options	C	75,038	—	—	75,038
Equity securities*	C	648,809	—	780	649,589

Total		$1,149,570	$80	$780	$1,150,430

	Balance Sheet Classification	Liabilities at Fair Value as of March 31, 2013
Liability Category		Level 1	Level 2	Level 3	Total
Swaps and forwards	G	$—	$25	$—	$25
Debt securities	D	17,240	—	—	17,240
Options	D	65,284	—	—	65,284
Equity securities	D	504,719	—	—	504,719

Total		$587,243	$25	$—	$587,268

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

	Balance Sheet Classification	Assets at Fair Value as of December 31, 2012
Asset Category		Level 1	Level 2	Level 3	Total
Money market securities	A	$296,065	$—	$—	$296,065
United States government obligations on deposit with exchanges	B	7,147	—	—	7,147
Preferred stock	F	199,632	—	—	199,632
Corporate debt securities	C	68,765	—	—	68,765
Mutual funds – bond funds	C	114,872	—	—	114,872
Swaps and forwards	H	—	570	—	570
Futures	H	(1,115)	—	—	(1,115)
Options	C	92,305	—	—	92,305
Equity securities	C	381,218	—	773	381,991

Total		$1,158,889	$570	$773	$1,160,232

	Balance Sheet Classification	Liabilities at Fair Value as of December 31, 2012
Liability Category		Level 1	Level 2	Level 3	Total
Swaps and forwards	G	$—	$110	$—	$110
Debt securities	D	19,056	—	—	19,056
Options	D	69,757	—	—	69,757
Equity securities	D	423,740	—	—	423,740

Total		$512,553	$110	$—	$512,663

A.	Cash and cash equivalents
B.	Deposits with clearing organizations and exchanges
C.	Securities and options owned, at fair value
D.	Securities and options sold, not yet purchased, at fair value
E.	Other receivables and other assets
F.	Investments
G.	Accounts payable and accrued expenses
H.	Receivables from clearing brokers and clearing organizations
*	Level 1 equity securities includes common shares of Knight valued at $211,576 which are included in investments on the consolidated statements of financial condition.

The following table includes a roll forward of the amounts for the periods ended March 31, 2013 and December 31, 2012 for investments classified within Level 3.

Fair Value Measurement using Level 3 inputs

Balance at December 31, 2011	$600
Purchases of equity securities	173
Sales of equity securities	—

Balance at December 31, 2012	$773
Purchases of equity securities	7
Sales of equity securities	—

Balance at March 31, 2013	$780

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

Effective January 1, 2013, the Company adopted the amended disclosure guidance about offsetting certain assets and liabilities, which required additional information about derivative instruments, repurchase agreements and securities borrowing and securities lending transactions. For financial statement purposes, the Company does not offset derivative instruments, any repurchase agreements or securities borrowing transactions. For the period ended March 31, 2013, the Company did not participate in securities loaned transactions. The Company’s derivative instruments, repurchase agreements and securities borrowing transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transactions; therefore, all of these transactions are presented in the amended disclosures. The gross amounts of assets and liabilities subject to netting and gross amounts offset in the consolidated statements of financial condition were as follows:

	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet
				Financial Instruments	Cash Collateral Received or Pledged	Net Amount
March 31, 2013
Assets:
Deposits paid for securities borrowed	$62,862	$—	$62,862	$60,720	$—	$2,142
Repurchase agreements	409	—	409	405	—	4
Listed equity options	75,038	—	75,038	—	—	75,038

Total	$138,309	$—	$138,309	$61,125	$—	$77,184

Liabilities:
Listed equity options	$65,284	$—	$65,284	$—	$870	$64,414

Total	$65,284	$—	$65,284	$—	$870	$64,414

December 31, 2012
Assets:
Deposits paid for securities borrowed	$52,261	$—	$52,261	$50,717	$—	$1,544
Listed equity options	92,305	—	92,305	—	—	92,305

Total	$144,566	$—	$144,566	$50,717	$—	$93,849

Liabilities:
Listed equity options	$69,757	$—	$69,757	$—	$1,398	$68,364

Total	$69,757	$—	$69,757	$—	$1,398	$68,364

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

4.	Investments

On February 28, 2013, the Company’s investment in Knight’s Preferred Shares converted to common stock based on the share price exceeding $3.00 per share for more than 60 consecutive trading days. The Company continues to treat the investment as an available for sale asset. Below is a schedule of the strategic investments as of March 31, 2013 and December 31, 2012 and income from investments for the three months ended March 31, 2013 and 2012:

	March 31, 2013	December 31, 2012
Strategic investments at cost:
Investments in exchanges	$44,716	$44,625
Investments in other companies	1,141	1,141

	45,857	45,766
Investments available for sale (at fair value):
Investment in Knight Capital Group, Inc.	211,576	199,632

Total investments	$257,433	$245,398

	Three months ended March 31,
	2013	2012
Dividends received from strategic investments	$91	$—
Preferred dividend from Knight	276	—

Total income on investments	$367	$—

5.	Notes Payable

In October 2011, the Company issued $15 million in notes to a single lender. The notes bear interest at 5.95% per annum, require no principal amortization over the term and mature in October 2018. The note agreement includes certain covenants which require the Company, among other things, to maintain compliance with debt to net worth ratios, maintain minimum levels of liquid net assets and maintain minimum net capital levels in its regulated subsidiaries. At March 31, 2013 and December 31, 2012 and for the applicable period then ended, the Company was in compliance with these covenants.

6.	Revolving Credit Facilities

On June 30, 2011, the Company entered into a $30 million one year unsecured revolving credit facility. On March 30, 2012, the Company amended the unsecured revolving credit facility to increase the limit to $50 million, extend the maturity to July 5, 2015, and create a sub limit for Letters of Credit. Borrowings under the facility may have maturities up to six months and will bear interest at the then current LIBOR rate plus a margin of 2.5% per annum. The facility requires, among other things, the maintenance of a minimum consolidated net worth, a minimum liquidity level and a maximum debt to net worth ratio. At March 31, 2013 and December 31, 2012 and for the applicable periods then ended, the Company was in compliance with these covenants. On March 31, 2013, the Company had no amounts drawn on this facility and $3.0 million of undrawn letters of credit issued. At December 31, 2012, there were no amounts drawn under this facility.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

On June 6, 2012, Octeg retired the August 12, 2011 secured revolving credit facility and entered into a $350 million syndicated secured revolving credit facility with a consortium of banks. Borrowings under the facility will bear interest at the then current LIBOR rate plus a margin of 1.75% per annum and may be used to finance the purchase and settlement of securities. A commitment fee of 0.35% per annum on the average daily unused portion of the facility is payable quarterly in arrears. The ability to draw on this facility is limited to a percentage of the market value of temporary positions pledged as collateral. The facility requires, among other restrictions, the maintenance of total regulatory capital, excess regulatory net capital and limits total assets to total regulatory capital. At March 31, 2013 and for the three months then ended, the Company was in compliance with these covenants. During the first quarter of 2013, the Company drew $25 million on this facility, which was repaid as of March 31, 2013.

7.	Capital Leases

During 2012 and 2011, the Company entered into capitalized lease obligations related to certain computer equipment. These obligations represent drawdowns under a revolving secured lending facility with a single lender. At March 31, 2013, the obligations have a weighted-average interest rate of 3.87% and are on varying 3-year terms. The carrying amount of the capital leases approximate fair value. The future minimum payments under capitalized leases at March 31, 2013 consist of:

Minimum Payments
For the nine months ended December 31, 2013	$9,968
2014	8,222
2015	2,072

$20,262

The total interest expense for the three months ended March 31, 2013 and 2012 included in the consolidated statements of comprehensive income is as follows:

	Three months ended March 31,
	2013	2012
Interest expense—Capital leases	$250	$542

*	Included as Interest expense on corporate borrowings and capital lease obligations

8.	Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain representations or warranties which may provide general or specific indemnifications to others. Additionally, the Company is subject to certain pending and threatened legal and regulatory actions which arise in the normal course of business. The outcome of these matters is inherently uncertain, particularly with respect to unasserted claims and proceedings in their early stages. Accordingly, estimates may change from time to time and actual losses may be more or less than the current estimate. The Company accounts for potential losses related to these actions in accordance with ASC 450-10, Contingencies. As of March 31, 2013 and December 31, 2012, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves, related to litigation, regulatory and related matters were not material, and based on currently

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

available information, the outcome of any proceedings will not have a material adverse effect on the Company’s consolidated operating results or financial condition.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be contractually required to pay a proportionate share of the obligations of another unaffiliated member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

9.	Related Parties

Certain exchanges in which the Company has strategic investments provide execution services to the Company. The Company also holds an investment in Knight which previously paid preferred dividends but has converted to common shares as of February 28, 2013. Amounts related to these transactions are summarized as follows:

		For three months ended March 31,
Transactions	Financial Statement Line Item	2013	2012
Execution rebate income	Trading gains and losses, net	$6,010	$7,653
Execution fees	Regulatory, exchange and execution fees	(1,116)	(1,079)
Execution rebate receivable	Receivables from exchanges	1,932	1,822
Preferred Dividends	Income from investments, net	367	—

10.	Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including options contracts and other financial instruments with similar characteristics. As of March 31, 2013 and December 31, 2012, the Company held primarily options and futures related to U.S. listed equities and foreign exchange contracts.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. These contracts are marked-to-market based upon quoted market prices, with gains and losses recorded in the consolidated statements of comprehensive income in trading gains and losses, net.

The volume of derivative financial instruments can fluctuate significantly based on the trading strategy employed by the Company from time to time. As such, the amounts disclosed in the following tables may not be representative of the overall trading activities in these asset classes and related hedge instruments during the reporting period.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

The following tables summarize the fair value of derivatives by type of derivative contract on a gross basis at March 31, 2013 and December 31, 2012.

	At March 31, 2013
	Assets		Liabilities
	Fair Value	Contracts	Fair Value	Contracts
Foreign exchange
Futures contracts	$(7)	503	$(2)	83
Forward contracts	—	—	25	1

Equity
Futures contracts	45	339	(44)	445
Swap contracts	80	1	—	0
Options	72,193	223,179	62,586	224,444

Fixed income
Futures contracts	619	22,766	2,530	22,606

Commodity
Futures contracts	294	1,487	261	1,505

Futures
Options	2,845	3,637	2,698	3,846

Total	$76,069	251,912	$68,054	252,930

	At December 31, 2012
	Assets		Liabilities
	Fair Value	Contracts	Fair Value	Contracts

Foreign exchange
Futures contracts	$8	500	$—	95
Forward contracts	—	—	110	1

Equity
Futures contracts	114	671	(314)	590
Swap contracts	570	1	—
Options	91,019	197,021	68,006	194,607

Fixed income
Futures contracts	(705)	51,566	864	51,975

Commodity
Futures contracts	(11)	1,611	(29)	1,598

Futures
Options	1,286	2,303	1,751	2,197

Total	$92,881	253,673	$70,388	251,063

The fair values of these contracts are recorded on the consolidated statements of financial condition in Securities and options owned and Securities and options sold, not yet purchased and Receivables from and Payables to clearing brokers and clearing organizations.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

The majority of the Company’s transactions with off-balance sheet risk are short-term in duration due to the nature of the Company’s trading strategies.

The table below summarizes net trading gains (amounts reflect trading gains and losses net of all related trading fees) on the derivative instruments for the three months ended March 31, 2013 and 2012.

	For three months ended March 31,
	2013	2012
Fixed income
Futures contracts	$14,661	$21,987
Foreign exchange
Futures contracts	2,161	4,416
Forward contracts	509	(304)
Commodities
Futures contracts	7,516	5,279
Options contracts	—	158
Equity
Futures contracts	5,746	19,269
Swap contracts	4,016	3,029
Options contracts	17,109	8,367
Futures
Options contracts	2,163	—

Total	$53,881	$62,201

Market Risk

Market risk is the potential for changes in the value of financial instruments as a result of changes in the markets. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates and commodity prices. A description of each such market risk category is set forth below:

•	Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.

•	Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.

•	Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company’s overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company’s exposure to credit risk associated with counterparty nonperformance is limited

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements through a central clearing organization or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company’s transactions are executed in exchange traded instruments.

Concentrations of Credit Risk

The Company clears the majority of its trades internally, but also uses other third party clearing brokers. Cash and financial instruments held at the Company’s clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers.

The Company maintains their cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

11.	Members’ Equity

The components of members’ equity for each unit class at March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013	December 31, 2012
Class A units	$262,647	$261,799
Class B units	423,490	422,118
Class P units	219,308	218,673
Class E units	64,158	63,221

Total equity	$969,603	$965,811

A summary of the changes in the Company’s units is as follows:

	A Units		B Units		P Units		E Units
	Units	Weighted Average Price	Units	Weighted Average Price	Units	Weighted Average Price	Units	Weighted Average Price
Balance, December 31, 2011	3,754,250	$0.11	6,015,696	$30.75	2,785,689	$125.64	1,104,147	$73.89
Issued	—	—	112,272	88.43	—	—	83,626	32.93
Retired	(66,031)	0.15	(1,348,918)	54.41	—	—	(380,122)	59.06

Balance, December 31, 2012	3,688,219	$0.11	4,779,050	$25.42	2,785,689	$125.64	807,651	$45.26
Issued	—	—	56,347	73.54	—	—	—	—
Retired	—	—	(42,369)	107.72	—	—	(49,811)	48.15

Balance, March 31, 2013	3,688,219	$0.11	4,793,028	$25.26	2,785,689	$125.64	757,840	$45.07

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

12.	Membership Unit Award Plan and Incentive Unit Plan

The managing members may, at their discretion, award membership units or options to purchase membership units in the Company. There were no outstanding options to purchase membership units at March 31, 2013 or December 31, 2012.

During 2013 and 2012, the Company granted membership unit awards to employees in the form of Class B units. Prior to 2012, these primarily consisted of non-voting units which vest three years from the grant date, provided certain conditions of employment and performance are met by the employee. In 2012, the Company changed the vesting of units granted in 2012 to an annual vesting of one-third of the units over the three year period. Upon termination of employment, the Company has the option to repurchase all or a portion of the units granted within six months. The purchase price for the unvested units is determined as a percentage of grant date fair value. The Company classifies these unit awards as equity as the employees receive full membership rights with respect to allocation of income and participation in member distributions. The unamortized value of membership unit awards at March 31, 2013 and December 31, 2012 was $12,342 and $12,007, respectively, and is recorded as unrecognized compensation in the consolidated statements of changes in members’ equity.

The following is a schedule of the changes in the Company’s unvested Class B units:

	Units	Weighted Average Grant Price
Unvested as of December 31, 2011	748,489	$98.01
Issued	112,272	88.43
Vested	(249,105)	110.50
Forfeited	(194,699)	93.69

Unvested as of December 31, 2012	416,957	$89.99

Issued	56,347	73.54
Vested	—	—
Forfeited	(27,650)	90.02

Unvested as of March 31, 2013	445,654	$87.90

The Company grants unit awards to employees in the form of Class E units, which are profit interests. There were no Class E units issued during the three months ended March 31, 2013. Prior to 2012, these nonvoting units primarily vested three years from the grant date. For units granted in 2012, the Company changed the vesting of Class E units to an annual vesting of one-third of the units over the three year period and provided the Company an option to repurchase the units at the end of 5 years. Class E units allow for future appreciation in excess of the Company’s value over a certain strike price per unit and allocation of income once the units are vested. Upon the departure of an associate, the Class E units are forfeited whether vested or not, and if vested, the cash value of the Class E units above their strike price is paid to the associate. The Company classifies these unit awards as equity. The unamortized value of membership unit awards for the periods ended March 31, 2013 and December 31, 2012 was $5,011 and $6,932, respectively, and is recorded as unrecognized compensation in the consolidated statements of changes in members’ equity.

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

The following is a schedule of the changes in the Company’s unvested Class E units:

	Units	Weighted Average Grant Price
Unvested as of December 31, 2011	858,397	$43.49
Issued	83,626	32.93
Vested	(341,017)	55.04
Forfeited	(124,922)	30.43

Unvested as of December 31, 2012	476,084	$36.78

Issued	—
Vested	—
Forfeited	(31,011)	30.58

Unvested as of March 31, 2013	445,073	$37.21

The managing members may also award deferred compensation in the form of incentive units under the Incentive Unit Plan (the “Plan”). The incentive units are nonvoting and do not have membership rights or participate in allocation of income. They are eligible to participate in discretionary distributions of the firm as defined in the LLC Agreement. The Plan provides that the incentive units vest at the end of three years from the date of grant and will be redeemed at the end of the 10th year anniversary of the associates’ entrance into the Plan based on the then current value of the Company. In 2013 and 2012, the incentive units were awarded under the 2012 Incentive Unit Plan (the “2012 Plan”). The 2012 Plan provides that the incentive units granted vest proportionally on anniversary date of the grant over three years or can be vested immediately. All other aspects of the 2012 Plan remain unchanged. The value of these incentive units is determined based on the same methodology used to value the Class B unit awards and the amount expensed is determined based on this valuation multiplied by the percent vested. Deferred compensation payable at March 31, 2013 and December 31, 2012 related to incentive units was $3,855, and $3,480, respectively, and is included in accounts payable and accrued expenses on the consolidated statements of financial condition.

The following is a summary of the changes in the incentive units for the periods ended March 31, 2013 and December 31, 2012:

	Vested	Unvested	Weighted Average Value
Incentive units at December 31, 2011	26,314	35,218	$106.85
Issued	786	19,147	86.83
Vested	1,169	(1,169)
Canceled	(4,393)	(8,203)	95.06

Incentive units at December 31, 2012	23,876	44,993	$93.58

Issued	1,203	11,192	73.54
Canceled	(644)	(1,518)	97.64

Incentive units at March 31, 2013	24,435	54,667	$90.33

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

The following is a summary of expenses recorded for the various compensation plans:

	Three months ended March 31,
	2013	2012
Membership unit expense—Class B units	$1,981	$458
Profits interest unit expense—Class E units	937	2,583
Incentive unit expense	409	329

Total	$3,327	$3,370

13.	Regulatory Requirements

Getco is subject to Commodity Futures Trading Commission (“CFTC”) net capital requirements. Octeg, GES and GTS are SEC registered broker-dealers subject to the minimum net capital requirement of SEC Rule 15c3-1. These subsidiaries claim exemptions from SEC Rule 15c3-3 under provisions of section k (2) (i-ii) of that rule. GEL and AT are regulated by the Financial Services Authority and subject to minimum net capital requirements. As of March 31, 2013 and December 31, 2012, GET, OCT, GES, GTS, AUT and GEL were all in compliance with their respective net capital requirements. GAHK was regulated by the Securities and Futures Commission and was subject to net capital requirements. As described in Note 1, effective March 25, 2013 the Company decided to close its office in Hong Kong.

14.	Earnings per unit

Basic earnings per unit (“EPU”) is calculated by dividing the net income available to the Company’s common unit holders by the weighted average number of common units outstanding during the period. Net income is allocated among the various classes of units using the two-class method. This method is an earnings allocation formula that determines earnings per unit for each class of common units and other participating units according to participation rights in undistributed earnings.

For the three month periods ended March 31, 2013 and March 31, 2012, undistributed earnings were allocated to the Class E, Class P, and unvested Class B units based on the weighted average number of each class of unit outstanding during each period as follows:

	Three months ended March 31
	2013	2012
Class E units	$—	$164
Class P units	(2,294)	2,400
Unvested Class B units	(361)	675

Net (loss) income attributable to preferred and participating units	$(2,655)	$3,239

The Company’s Class A and vested Class B units are considered equivalent to common units due to their pro rata participation in earnings and subordination to all other classes of units issued by the Company. Class E unitholders are entitled to distributions only if and when declared, at the discretion of the Board of Directors. Class H unitholders receive distributions equal to the income allocated to them based on the agreed upon formula. Class P unitholders are entitled to distributions on a pro-rata basis with the Class A

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

and Class B unitholders, but have a liquidation preference over Class A and Class B unitholders. The unvested Class B unitholders are entitled to distributions on a pro-rata basis with the vested Class B unitholders; however upon termination of their employment, the unvested Class B unitholders would receive an amount less than what they would have received if the Class B units had vested. As a result, the unvested Class B units are not considered equivalent to the vested Class B units and therefore are considered to be participating securities. In calculating net income available to common unit holders, distributions made to Class E units during the period and the pro rata share of income attributable to Class P and unvested Class B units are deducted from net income. The remaining earnings are allocated to the common units and participating units to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. For the three month periods ended March 31, 2013 and March 31, 2012, undistributed earnings were allocated to the Class E and Class P units based on the number of each class of unit outstanding at the end of each period.

Diluted EPU is calculated by giving effect to all potential common units outstanding during the period. At March 31, 2013 and 2012, there were 445,654 and 719,931 unvested Class B units outstanding, respectively. However, as the unvested Class B units are entitled to earnings currently on a pro-rata basis with Class A and vested Class B units, the dilutive effect of these unvested Class B units is included as a reduction of the numerator in basic EPU. As a result, diluted EPU equals basic EPU for the periods presented.

15.	Segment Reporting

The Company has three operating segments: (i) Market Making; (ii) Execution Services; and (iii) Corporate and Other. See Note 1 for discussion of the operating segments. The Company’s revenues, expenses and income (loss) from continuing operations before income taxes (“Pre-tax earnings”) are summarized in the following table:

	Three months ended March 31,		Change	Percent Change
	2013	2012
Market Making
Revenues	$107,017	$149,330	$(42,313)	(28.3)%
Expenses	101,872	131,978	(30,106)	(22.8)%
Pre-Tax Earnings	5,145	17,352	(12,207)	(70.3)%
Execution Services
Revenues	$9,204	$7,732	$1,472	19.0%
Expenses	10,617	9,288	1,329	14.3%
Pre-Tax Loss	(1,413)	(1,556)	143	9.2%
Corporate & Other
Revenues	$1,204	$720	$484	67.2%
Expenses	12,241	2,236	10,005	447.5%
Pre-Tax (Loss)[1]	(11,037)	(1,516)	(9,521)	(628.0)%
Eliminations [2]
Revenues/Expenses	$(4,573)	$(4,200)	$(373)	(8.9)%
Consolidated
Revenues	$112,852	$153,582	$(40,730)	(26.5)%
Expenses	$120,157	$139,302	(19,145)	(13.7)%
Pre-Tax Earnings (Loss)	$(7,305)	$14,280	(21,585)	(151.2)%

GETCO Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(in thousands, except unit data)

1	Pre-tax earnings/(loss) represents segment profit/loss after allocation of support function costs. Support functions include administration, clearing, communications, core technology, facilities, finance, human resources, legal and compliance, risk and senior leadership.
2	Eliminations revenues/expenses represent fees paid to Execution Services from Market Making.

The Company operates in the U.S. and internationally, primarily in Europe and Asia Pacific. The following table presents revenues by geographic area:

	Three months ended March 31,
	2013	2012
Americas
Revenues	$71,134	$89,386
Europe
Revenues	25,247	39,434
Asia Pacific(1)
Revenues	16,471	24,762

Total Company	$112,852	$153,582

1.	Asia Pacific includes Singapore, Hong Kong, Japan, and Australia. During the first quarter of 2013, the Company decided to close its office in Hong Kong.

16.	Restructuring Costs

Effective March 25, 2013, the Company decided to close its office in Hong Kong. As a result of this closure, the Company ceased using leased office space within Hong Kong and terminated certain employees that supported operations at that location. For the three months ended March 31, 2013, the Company recorded $1,829 as restructuring costs consisting of termination of certain leases ($771), write off of fixed assets and leasehold improvements ($561), employee severance and benefits ($385), and other costs associated with the office closure ($112). All of these restructuring costs are included in restructuring costs and lease loss on the consolidated statements of comprehensive income. At March 31, 2013, the Company has $880 included in accounts payable and accrued expenses and $378 included in compensation payable in the consolidated statements of financial condition related to remaining lease obligations, employee severance and other costs.

17.	Subsequent Events

The Company has evaluated the events and transactions that have occurred through May 13, 2013, the date the financial statements were available to be issued, and noted no subsequent events.

EXECUTION VERSION

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

GETCO HOLDING COMPANY, LLC

GA-GTCO, LLC

KNIGHT CAPITAL GROUP, INC.

KNIGHT HOLDCO, INC.

KNIGHT ACQUISITION CORP

GETCO ACQUISITION, LLC

and

GA-GTCO ACQUISITION, LLC

DATED AS OF DECEMBER 19, 2012

AMENDED AND RESTATED AS OF APRIL 15, 2013

Page

ARTICLE X

GENERAL PROVISIONS

10.1.	No Survival of Representations and Warranties and Agreements	A-81
10.2.	Expenses	A-81
10.3.	Notices	A-81
10.4.	Interpretation	A-82
10.5.	Counterparts	A-82
10.6.	Entire Agreement	A-82
10.7.	Severability	A-82
10.8.	Governing Law; Jurisdiction	A-82
10.9.	WAIVER OF JURY TRIAL	A-83
10.10.	Public Announcements	A-83
10.11.	Assignment; Third Party Beneficiaries	A-83
10.12.	Specific Performance	A-84
10.13.	Parties in Interest	A-84

Exhibit A	Form of Voting and Support Agreement of GETCO
Exhibit B	Form of Voting and Support Agreement of Knight
Exhibit C	Form of Warrant Agreement
Exhibit D	Form of Certificate of Incorporation of the Company
Exhibit E	Form of Bylaws of the Company
Exhibit F	Form of Registration Rights Agreement

INDEX OF DEFINED TERMS

Section

Acquisition Proposal	7.8(a)
Affiliate	3.28
Agreement	Preamble
Alternative Financing	7.16(d)
Alternative Transaction	7.8(b)
Bankruptcy and Equity Exception	3.3(a)
Blocker	Preamble
Blocker Certificate	5.1
Blocker Certificate of Merger	1.5
Blocker Disclosure Schedule	Article V
Blocker Effective Time	1.5
Blocker Merger	Recitals
Blocker Merger Consideration	1.11(d)(i)
Blocker Operating Agreement	5.1
Blocker Ratio	1.11(d)(i)
Blocker Refunds	7.12(d)
Blocker Shareholder	7.9
Blocker Unit or Blocker Units	Recitals
Board Recommendation	7.3(a)
Broker-Dealer Subsidiary	0
Business Days	1.4
Capitalization Date	4.2(a)
Cash Election Shares	2.3(b)
Cash Election Shares Limit	2.3(e)
Certificates	2.2(a)
Claim	7.10(a)
Class B Common Stock	4.2(a)
Closing	1.4
Closing Date	1.4
Code	Recitals
Commitment Letters	3.27
Company	Recitals
Company Common Stock	Recitals
Company Equity Plan	7.7(d)
Confidentiality Agreement	7.2
Contract	3.13(a)
Controlled Group Liability	3.10(j)
Covered Employees	7.7(a)
Debt Commitment Letter	3.27
Debt Financing	3.27
Debt Financing Letters	3.27
Definitive Financing Agreements	7.16(a)
Derivative Transactions	3.21
DGCL	1.2
DLLCA	1.1
Effective Time	1.5
Election Deadline	2.3(b)
Election Form	2.3(a)

Section

Election Form Record Date	2.3(a)
Environmental Law	3.17(c)
Environmental Permits	3.17(c)
ERISA	3.10(a)
Equity Commitment Letter	3.27
Equity Exchange Ratio	1.13(a)
Equity Financing	3.27
Equity Pool	7.7(d)
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Fee Letter	3.27
FHA	4.23(c)
Financing	3.27
Financing Letters	3.27
Financing Sources	7.16(e)
FINRA	3.4(d)
Foreign Broker-Dealer Subsidiary	0
Form BD	3.19(d)
FSA	3.4(d)
GAAP	3.1(c)
GETCO	Preamble
GETCO 401(k) Plan	7.7(e)
GETCO Audited Financial Statements	3.6(a)
GETCO Benefit Plans	3.10(a)
GETCO Certificate	3.1(b)
GETCO Certificate of Merger	1.5
GETCO Contract	3.13(a)
GETCO Debt	3.2(b)
GETCO Directors	1.9(a)
GETCO Disclosure Schedule	Article III
GETCO Effective Time	1.5
GETCO ERISA Affiliate	3.10(e)
GETCO Equity-Based Awards	1.12(a)
GETCO Financial Statements	3.6(a)
GETCO Foreign Plan	3.10(m)
GETCO Holder Approval	3.3(a)
GETCO Holders Meeting	7.3(a)
GETCO Insiders	7.18
GETCO Intellectual Property	3.16(b)
GETCO Interim Financial Statements	3.6(a)
GETCO IT Systems	3.18
GETCO Merger	Recitals
GETCO Merger Consideration	1.11(b)(ii)
GETCO Operating Agreement	3.1(b)
GETCO Owned Properties	3.15(a)
GETCO Ratios	1.11(b)(ii)
GETCO Real Property	3.15(a)
GETCO Significant Customer	3.14
GETCO Subsidiary Governing Documents	3.1(c)

Section

GETCO Unit or GETCO Units	Recitals
Ginnie Mae	4.23(a)
Governmental Entity	3.4(g)
Hazardous Substance	3.17(c)
Holders	Recitals
HSR Act	3.4(e)
HUD	4.23(a)
Indebtedness	3.13(c)
Indemnified Party	7.10(a)
Initial Equity Pool	7.7(d)
Insurance Amounts	7.10(d)
Intellectual Property	3.16(f)
Independent Director	1.9(a)
IRS	3.10(b)
Jefferies Finance	3.27
Joint Proxy Statement	3.4(a)
KMS	4.23(a)
Knight	Preamble
Knight 401(k) Plan	7.7(e)
Knight Benefit Plans	4.10(a)
Knight Bylaws	4.1(b)
Knight Certificate	4.1(b)
Knight Certificate of Merger	1.5
Knight Common Stock	Recitals
Knight Companies	4.3(a)
Knight Contract	4.13(a)
Knight Debt	4.2(b)
Knight Directors	1.9(a)
Knight Disclosure Schedule	Article IV
Knight Effective Time	1.5
Knight ERISA Affiliate	4.10(e)
Knight Financial Statements	4.6(a)
Knight Foreign Plan	4.10(m)
Knight Insiders	7.18
Knight Intellectual Property	4.16(b)
Knight IT Systems	4.18
Knight Loan	4.23(d)
Knight Merger	Recitals
Knight Merger Consideration	1.11(a)(ii)
Knight Owned Properties	4.15(a)
Knight Ratio	1.11(a)(ii)
Knight Real Property	4.15(a)
Knight Restricted Share	1.13(b)
Knight RSU	1.13(c)
Knight SEC Reports	Article IV Preamble
Knight Series A-1 Preferred Stock	1.11(c)(i)
Knight Series A-2 Preferred Stock	1.11(c)(ii)
Knight Significant Customer	4.14
Knight Stock	1.11(c)(ii)
Knight Stock Option	1.13(a)

Section

Knight Stock Plans	1.13(a)
Knight Stockholder Approval	4.3(a)
Knight Stockholders Meeting	7.3(a)
Knight Subsidiary Governing Documents	4.1(c)
Law	1.4
Lenders	3.27
Letter of Transmittal	2.2(a)
Liens	3.2(c)
Loan Sale Agreement	4.23(d)
Mailing Date	2.3(a)
Marketing Period	7.16(f)
Material Adverse Effect	3.7(a)
Material Subsidiary	3.7(a)
Merger Consideration	1.11(d)(i)
Merger Sub A	Recitals
Merger Sub B	Recitals
Merger Sub C	Recitals
Mergers	Recitals
Merrill Lynch	3.25
Mortgaged Property	4.17(c)
Multiemployer Plan	3.10(f)
Multiple Employer Plan	3.10(f)
No Election Shares	2.3(b)
Non-Solicitation Covenant	7.13
NYSE	2.2(e)
Original Execution Date	Recitals
Original Merger Agreement	Recitals
Outside Date	9.1(c)
PBGC	3.10(l)
Per Share Cash Consideration	1.11(a)(ii)
Per Share Stock Consideration	1.11(a)(ii)
Permit	3.12(b)
Permitted Distributions	6.3
Permitted Encumbrances	3.15(b)
Person	3.7(a)
Preferred Stock Consideration	1.11(c)
Qualified Plans	3.10(d)
Refinancing	7.6
Registration Rights Agreement	7.5
Regulatory Approvals	7.1(b)
Release	3.17(c)
Reports	3.5
Representative	7.8(a)
Requisite Regulatory Approvals	8.1(e)
Required Information	7.16(g)
Restraints	8.1(f)
S-4	3.4(a)
SEC	3.4(a)
Securities Act	3.2(b)
SRO	3.4

Section

Stock Designated Shares	2.3(f)(i)(B)
Stock Election Shares	2.3(b)
Subsidiary	3.1(c)
Superior Proposal	7.3(b)
Surviving Blocker LLC Interests	Recitals
Surviving GETCO LLC Interests	Recitals
Surviving Knight Common Stock	Recitals
Tax or Taxes	3.9(i)(i)
Tax Proceeding	3.9(i)(ii)
Tax Return	3.9(i)(iii)
Tax Sharing Agreement	3.9(e)
Taxing Authority	3.9(i)(iv)
Termination Fee	9.3(a)(vi)
TRA	7.18
Trading Loss	4.7(c)
Trading Event	4.7(c)
Voting Debt	3.2(b)
Warehouse Lines	4.23(b)
Warrants	1.11(b)(ii)
Warrant Agreement	1.11(b)(ii)

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, this “Agreement”), dated as of December 19, 2012 (the “Original Execution Date”) and amended and restated as of April 15, 2013 (the “Execution Date”), is by and among GETCO Holding Company, LLC, a Delaware limited liability company (“GETCO”); GA-GTCO, LLC, a Delaware limited liability company (“Blocker”); Knight Capital Group, Inc., a Delaware corporation (“Knight”); Knight Holdco, Inc., a Delaware corporation and wholly owned subsidiary of Knight (the “Company”); Knight Acquisition Corp, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub A”); GETCO Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub B”); and GA-GTCO Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub C”), amends and restates in its entirety that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of the Original Execution Date, by and among GETCO, Blocker and Knight.

W I T N E S S E T H:

WHEREAS, the parties to the Original Merger Agreement desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to Section 4.28 of the Original Merger Agreement, each of the Company, Merger Sub A, Merger Sub B and Merger Sub C were formed on December 26, 2012 and executed that certain Joinder Agreement, dated as of January 3, 2013, pursuant to which the Company, Merger Sub A, Merger Sub B and Merger Sub C adopted and became parties to the Original Merger Agreement and agreed to be bound by the terms, conditions and other provisions thereunder;

WHEREAS, the Boards of Directors of GETCO, Knight, Blocker, the Company, Merger Sub A, Merger Sub B and Merger Sub C have determined that it is in the best interests of their respective companies and their stockholders or unit holders to consummate the strategic business combination transactions provided for in this Agreement, pursuant to which Merger Sub A will merge with and into Knight, Merger Sub B will merge with and into GETCO, and Blocker will merge with and into Merger Sub C, whereby, subject to the terms of Article II, each share of Class A common stock, par value $0.01 per share, of Knight (the “Knight Common Stock”), each Class A Unit of GETCO, each Class B Unit of GETCO and each Class P Unit of GETCO (together with the Class E Units of GETCO, each a “GETCO Unit” and collectively, the “GETCO Units”) and each membership interest of Blocker (each a “Blocker Unit” and, collectively, the “Blocker Units”) issued and outstanding will be converted into the right to receive the Merger Consideration (such transactions are referred to herein individually as the “Knight Merger,” “GETCO Merger” and the “Blocker Merger”, respectively, and collectively as the “Mergers”), as a result of which the holders of Knight Common Stock, the GETCO Units and the Blocker Units will together own all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (and the Company will, in turn, own all of the outstanding shares of common stock, par value $0.01 per share, of the surviving corporation in the Knight Merger (the “Surviving Knight Common Stock”), all of the outstanding limited liability company interests of the surviving limited liability company in the Blocker Merger (the “Surviving Blocker LLC Interests”) and all of the outstanding limited liability company interests of the surviving limited liability company in the GETCO Merger (the “Surviving GETCO LLC Interests”));

WHEREAS, for federal income tax purposes, (i) it is intended that the Mergers, taken together, shall be treated as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) it is intended that the Blocker Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) it is intended that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, certain holders of GETCO Units (the “Holders”) and the holder of the Blocker Units have, on the Original Execution Date, entered into Voting and Support Agreements substantially in the form attached hereto as Exhibit A in connection with the Mergers;

WHEREAS, certain stockholders of Knight have, on the Original Execution Date, entered into Voting and Support Agreements substantially in the form attached hereto as Exhibit B in connection with the Mergers; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1. The Blocker Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Blocker Effective Time (as defined in Section 1.5), Blocker shall be merged with and into Merger Sub C in accordance with the Delaware Limited Liability Company Act (“DLLCA”). Merger Sub C shall be the surviving limited liability company in the Blocker Merger and shall continue its limited liability company existence under the laws of the State of Delaware, and shall succeed to and assume all of the rights and obligations of Blocker and Merger Sub C in accordance with the DLLCA. As of the Blocker Effective Time, the separate corporate existence of Blocker shall cease.

1.2. The Knight Merger. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Blocker Merger, at the Knight Effective Time (as defined in Section 1.5), Merger Sub A shall be merged with and into Knight in accordance with the Delaware General Corporation Law (the “DGCL”). Knight shall be the surviving corporation in the Knight Merger and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of Knight and Merger Sub A in accordance with the DGCL. As a result of the Knight Merger, Knight shall become a wholly owned subsidiary of the Company. As of the Knight Effective Time, the separate corporate existence of Merger Sub A shall cease.

1.3. The GETCO Merger. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Knight Merger, at the GETCO Effective Time (as defined in Section 1.5), Merger Sub B shall be merged with and into GETCO in accordance with the DLLCA. GETCO shall be the surviving limited liability company in the GETCO Merger and shall continue its limited liability company existence under the laws of the State of Delaware, and shall succeed to and assume all of the rights and obligations of GETCO and Merger Sub B in accordance with the DLLCA. As a result of the GETCO Merger, GETCO shall become a wholly owned subsidiary of the Company. As of the GETCO Effective Time, the separate limited liability company existence of Merger Sub B shall cease.

1.4. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m. on a date to be specified by the parties, which date shall be the later of (a) the date no later than three (3) days, other than a Saturday or Sunday or a day in which banking institutions in New York, New York are authorized or required to close (such days, “Business Days”), after the satisfaction or waiver (subject to any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any

Governmental Entity (each a “Law”)) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction thereof), (b) the earlier of (i) a date during the Marketing Period specified by GETCO on no fewer than three (3) Business Days’ notice to Knight and (ii) the Business Day following the last day of the Marketing Period (as defined below) and (c) such other time, date or place as GETCO and Knight may mutually agree in writing. The time and date of the Closing is referred to in this Agreement as the “Closing Date”.

1.5. Effective Time. Subject to the provisions of this Agreement, prior to the Closing, the parties thereto shall file certificates of merger for the Blocker MERGER, the Knight Merger and the GETCO Merger (the “Blocker Certificate of Merger”, the “Knight Certificate of Merger” and the “GETCO Certificate of Merger,” respectively) executed in accordance with, and containing such information as is required by, the relevant provisions of Section 251 of the DGCL (in the case of the Knight Merger) and Section 18-209 of the DLLCA (in the case of the GETCO Merger and the Blocker Merger), with the Secretary of State of the State of Delaware and on or after the Closing Date shall make all other filings or recordings required under the DGCL or the DLLCA, as applicable. The Blocker Merger, the Knight Merger and the GETCO Merger shall become effective at such time as the Blocker Certificate of Merger, the Knight Certificate of Merger and the GETCO Certificate of Merger, respectively, are duly filed with the Secretary of State of the State of Delaware or at such other time as may be stated therein (such times, the “Blocker Effective Time”, the “Knight Effective Time” and the “GETCO Effective Time,” respectively). The Blocker Effective Time shall occur prior to the Knight Effective Time and the GETCO Effective Time, and shall be followed by the Knight Effective Time, which shall be followed by the GETCO Effective Time. The latest time to occur of the Blocker Effective Time, Knight Effective Time and the GETCO Effective Time (which, for the avoidance of doubt, shall be the GETCO Effective Time) shall hereinafter be referred to as the “Effective Time.”

1.6. Effects of the Mergers. At and after the Blocker Effective Time, the Knight Effective Time, and the GETCO Effective Times, as applicable, the Mergers shall have the effects set forth in the DGCL and the DLLCA, as applicable.

1.7. Organizational Documents of Knight, GETCO, Blocker and the Company.

(a) At the Knight Effective Time, (i) the certificate of incorporation of Merger Sub A, as in effect immediately prior to the Knight Effective Time, shall be the certificate of incorporation of Knight as the surviving corporation in the Knight Merger and (ii) the Bylaws of Merger Sub A, as in effect immediately prior to the Knight Effective Time, shall be the Bylaws of Knight as the surviving corporation in the Knight Merger until thereafter changed or amended as provided therein or by applicable Law.

(b) At the GETCO Effective Time, the Certificate of Formation of GETCO and the Limited Liability Company Agreement of GETCO as in effect immediately prior to the GETCO Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of GETCO as the surviving limited liability company in the GETCO Merger until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Blocker Effective Time, the Certificate of Formation of Merger Sub C and the Limited Liability Company Agreement of Merger Sub C as in effect immediately prior to the Blocker Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of Merger Sub C as the surviving limited liability company in the Blocker Merger until thereafter changed or amended as provided therein or by applicable Law.

(d) The parties shall take all appropriate action so that, at the Blocker Effective Time, (i) the certificate of incorporation of the Company shall be in the form attached as Exhibit D hereto and (ii) the Bylaws of the Company shall be in the form attached as Exhibit E hereto. Knight shall take all actions necessary to cause the Company, Merger Sub A, Merger Sub B and Merger Sub C to take any actions necessary in order to consummate the Mergers and the other transactions contemplated hereby.

1.8. Directors and Officers of Knight, Blocker and GETCO.

(a) The directors of Merger Sub A at the Knight Effective Time (which shall include Daniel Coleman) shall, from and after the Knight Effective Time, be the directors of Knight as the surviving corporation in the Knight Merger until their successors have been duly elected or appointed and qualified.

(b) The officers of Knight at the Knight Effective Time shall, from and after the Knight Effective Time, continue to be the officers of Knight as the surviving corporation in the Knight Merger until their successors have been duly elected or appointed and qualified.

(c) The directors of GETCO at the GETCO Effective Time shall, from and after the GETCO Effective Time, be the directors of GETCO as the surviving limited liability company in the GETCO Merger until their successors have been duly elected or appointed and qualified.

(d) The officers of GETCO at the GETCO Effective Time shall, from and after the GETCO Effective Time, continue to be the officers of GETCO as the surviving limited liability company in the GETCO Merger until their successors have been duly elected or appointed and qualified.

(e) The directors and officers of Merger Sub C at the Blocker Effective Time shall, from and after the Blocker Effective Time, be the directors and officers, respectively, of Merger Sub C as the surviving corporation in the Blocker Merger until their successors have been duly elected or appointed and qualified.

1.9. Directors and Officers of the Company.

(a) In accordance with, and as provided in, the Bylaws of the Company, immediately prior to the Effective Time and immediately prior to the adoption of the resolutions provided for in Section 7.17, the total number of persons serving on the Board of Directors of the Company shall be nine, which shall include four Knight Directors, four GETCO Directors and the Chief Executive Officer of the Company. “Knight Directors” means the four persons selected by the Board of Directors of Knight prior to the Effective Time who are all currently members of the Board of Directors of Knight; provided, that such persons shall include Thomas M. Joyce; provided, further, that at least three of the Knight Directors shall satisfy the independence requirements of the NYSE and the Organizational Documents of the Company (each an “Independent Director”); and “GETCO Directors” means (i) the two persons selected by Blocker prior to the Effective Time, (ii) Stephen Schuler and (iii) Dan Tierney; provided, that at least two of the GETCO Directors shall be Independent Directors. In the event that, prior to the Effective Time, any person so selected to serve on the Board of Directors of the Company after the Effective Time is unable or unwilling to serve in such position, the Board of Directors that selected such person shall designate another Person to serve in such person’s stead in accordance with the provisions of the immediately preceding sentence. On or prior to the Effective Time, the Company, Knight, Blocker and GETCO shall take such actions as are necessary to effect the Board composition of the Company contemplated by this Section 1.9.

(b) At and after the Effective Time, Daniel Coleman shall serve as Chief Executive Officer of the Company and Thomas M. Joyce shall serve as Executive Chairman of the Board of the Company, in each case until their successors have been duly elected or appointed and qualified. For the avoidance of doubt, occupancy of the offices set forth in the preceding provisions of this Section 1.9(b) shall not occur unless the occupant contemplated above is an employee of the Company, Knight, GETCO or one of their Subsidiaries. On or prior to the Effective Time, Knight, the Company, Blocker and GETCO shall take such actions as are necessary to cause the persons set forth in this Section 1.9(b) to be elected or appointed as officers of the Company in the capacities set forth herein, assuming that such persons are willing to serve in such capacities.

1.10. Company Name. Unless otherwise mutually agreed between GETCO and Knight, at the Effective Time, the Company’s name shall be changed to KCG (Knight Capital GETCO), and the Company’s logo shall be the existing logo of GETCO.

1.11. Conversion of Stock.

(a) At the Knight Effective Time, by virtue of the Knight Merger and without any action on the part of the holder of any shares of Knight Common Stock or any capital stock of Merger Sub A:

(i) Cancelation of Certain Knight Common Stock. Each share of Knight Common Stock that is owned by Knight, Blocker, GETCO or the Company, or any of their respective Subsidiaries (other than (i) shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, in respect of a debt previously contracted), shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(ii) Conversion of Knight Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Knight Common Stock (other than shares to be canceled in accordance with Section 1.11(a)(i)) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Sections 2.2(h) and 2.3, either (A) one third (the “Knight Ratio”) of a fully paid and nonassessable share of Company Common Stock (the “Per Share Stock Consideration”) or (B) an amount of cash equal to the product of (x) $3.75 and (y) the Knight Ratio (the “Per Share Cash Consideration”) ((A) and (B) together, in the aggregate for all such shares of Knight Common Stock, the “Knight Merger Consideration”). As of the Knight Effective Time, all such shares of Knight Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Knight Common Stock shall cease to have any rights with respect thereto, except the right to receive its applicable portion of the Knight Merger Consideration to be issued in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(iii) Conversion of Merger Sub A Common Stock. The aggregate of all shares of the capital stock of Merger Sub A issued and outstanding immediately prior to the Knight Effective Time shall be converted into 100 shares of Surviving Knight Common Stock.

(iv) Cancelation of Company Common Stock. Each share of Company Common Stock owned by Knight shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(b) At the GETCO Effective Time, by virtue of the GETCO Merger and without any action on the part of any holder of GETCO Units or any limited liability company interests of Merger Sub B:

(i) Cancelation of Certain GETCO Units. Each issued and outstanding Class E Unit of GETCO shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each GETCO Unit owned by GETCO, Merger Sub C, the Company and Knight shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(ii) Conversion of GETCO Units. Subject to Section 2.2(e) and Section 2.2(f), each issued and outstanding GETCO Unit (whether vested or unvested), other than GETCO Units to be canceled in accordance with Section 1.11(b)(i), shall be converted into the right to receive (1) a number of fully paid and nonassessable shares of Company Common Stock and (2) a number of warrants to purchase shares of Company Common Stock, in the form and on the terms specified in the form of warrant agreement attached hereto as Exhibit C (“Warrant Agreement”), which the Company hereby agrees to enter into prior to the Closing (“Warrants”), in each case, based on the ratios (such ratios, the “GETCO Ratios”) for each class of GETCO Units set forth on Schedule 1.11(b) of the GETCO Disclosure Schedule (such aggregate amount of Company Common Stock and Warrants, the “GETCO Merger Consideration”). As of the GETCO Effective Time, all such GETCO Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such GETCO Unit shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock and Warrants (and cash in lieu of fractional shares of Company Common Stock) to be issued or paid in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(iii) Conversion of Merger Sub B LLC Interests. The aggregate of all limited liability company interests of Merger Sub B issued and outstanding immediately prior to the GETCO Effective Time shall be converted into the right to receive 100 Class A Units.

(c) [Reserved]

(d) At the Blocker Effective Time, by virtue of the Blocker Merger and without any action on the part of any holder of Blocker Units or any limited liability company interests of Merger Sub C:

(i) Conversion of Blocker Units. Subject to Section 2.2(e) and Section 2.2(f), each issued and outstanding Blocker Unit shall be converted into the right to receive (1) a number of fully paid and nonassessable shares of Company Common Stock and (2) a number of Warrants, in each case based on the ratio for the underlying GETCO Units owned by Blocker as set forth on Schedule 1.11(b) (such ratio, the “Blocker Ratio”) (such aggregate amount of Company Common Stock and Warrants, the “Blocker Merger Consideration,” and, together with the Knight Merger Consideration and the GETCO Merger Consideration, the “Merger Consideration”). As of the Blocker Effective Time, all such Blocker Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Blocker Unit shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock and Warrants (and cash in lieu of fractional shares of Company Common Stock) to be issued or paid in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(ii) Conversion of Merger Sub C LLC Interests. The aggregate of all limited liability company interests of Merger Sub C issued and outstanding immediately prior to the Blocker Effective Time shall remain outstanding as the Surviving Blocker LLC Interests.

1.12. GETCO Equity-Based Awards. (a) Subject to such conditions as GETCO may agree, each restricted stock unit, deferred stock unit or phantom unit in respect of a GETCO Unit (a “GETCO Equity-Based Award”) that is outstanding (including any GETCO Equity-Based Awards held in participant accounts under any employee benefit or compensation plan or arrangement of GETCO) as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of a number of shares of Company Common Stock, in each case based on the GETCO Ratio for Class B Units (rounded to the nearest whole share of Company Common Stock).

(b) At or prior to the Effective Time, GETCO, the Board of Directors of GETCO and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to effectuate the provisions of Section 1.12(a) of this Agreement.

1.13. Knight Stock Options and Other Stock-Based Awards.

(a) Each option or other right to acquire Knight Common Stock granted under any Knight Stock Plan (as defined below) (a “Knight Stock Option”) or otherwise that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, as of the Effective Time, cease to represent an option or right to acquire shares of Knight Common Stock and shall instead represent an option or right to purchase a number of shares of Company Common Stock equal to the number of shares of Knight Common Stock subject to such Knight Stock Option immediately prior to the Effective Time multiplied by the Equity Exchange Ratio (rounded down to the nearest whole share of Company Common Stock). The exercise price per share of Company Common Stock subject to any such Knight Stock Option at and after the Effective Time shall be equal to the quotient of (i) the exercise price per share of Knight Common Stock subject to such Knight Stock Option immediately prior to Effective Time divided by (ii) the Equity Exchange Ratio (rounded up to the nearest whole cent). For the purposes of this Agreement, (A) “Knight Stock Plans” mean the Knight 1998 Long Term Incentive Plan, the Knight Amended and Restated 2003 Equity Incentive Plan, the Knight 2006 Equity Incentive Plan, the Knight Amended and Restated 2009 Inducement Award Plan and the Knight 2010 Equity Incentive Plan and (B) the “Equity Exchange Ratio” shall mean one-third.

(b) Each share of Knight Common Stock subject to vesting, repurchase or lapse restrictions (each a “Knight Restricted Share”) that is outstanding under any Knight Stock Plan or otherwise as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into the Knight Merger Consideration.

(c) Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Knight Common Stock (a “Knight RSU”) that is outstanding under any Knight Stock Plan or otherwise (including any Knight RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of Knight) as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of Company Common Stock, equal to the product of (i) the number of shares underlying the Knight RSUs held by the grantee immediately prior to the Effective Time and (ii) the Equity Exchange Ratio (rounded to the nearest whole share of Company Common Stock).

(d) At or prior to the Effective Time, Knight, the Board of Directors of Knight and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of Sections 1.13(a) through 1.13(c) of this Agreement.

(e) As soon as practicable following the Effective Time, the Company shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Company Common Stock subject to equity awards converted pursuant to Sections 1.11, 1.12 and 1.13.

1.14. Tax Consequences. For federal income tax purposes, (i) it is intended that the Mergers, taken together, shall be treated as a transaction described in Section 351 of the Code, (ii) it is intended that the Blocker Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) it is intended that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. The parties to this Agreement agree to treat the GETCO Merger in accordance with Revenue Ruling 84-111, 1984-2 CB 88 (Situation 3).

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1. Exchange Agent. Prior to the Effective Time, the Company shall enter into an agreement with such bank or trust company as may be mutually agreed by Knight and GETCO (the “Exchange Agent”), which agreement shall provide that the Company shall deposit with the Exchange Agent at the Effective Time, for the benefit of the holders of shares of Knight Common Stock, GETCO Units and Blocker Units, as applicable, for exchange in accordance with this Article II, through the Exchange Agent, an aggregate number of Warrants, shares of Company Common Stock and cash (including cash in lieu of fractional shares of Common Stock) (such Warrants, shares of Company Common Stock and cash, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) representing the Merger Consideration.

2.2. Delivery of Merger Consideration.

(a) Promptly following the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of certificate(s) representing shares of GETCO Units or Blocker Units or to each holder of record of certificate(s) representing shares of Knight Common Stock who theretofore has not submitted such holder’s Election Form (all such certificates, together with certificate(s) representing shares of Knight Common Stock previously submitted with an Election Form, “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 1.11 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent in a form to be mutually agreed upon by GETCO and Knight (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) for shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Company Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal or, to the extent received prior to the Election Deadline, a properly completed Election Form (in the case of holders of Knight Common Stock), a holder of Knight Common Stock, Knight Preferred Stock, GETCO Units or Blocker Units will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Company Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II in respect of the Knight Common Stock, Knight Preferred Stock, GETCO Units or Blocker Units represented by such holder’s Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

(c) No dividends or other distributions with respect to Company Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Company Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Company Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Company Common Stock issuable with respect to such Certificate.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Knight, Blocker or GETCO of the Knight Common Stock, Blocker Units or GETCO Units, respectively, that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares or units are presented for transfer to the Exchange Agent, such Certificates shall be canceled and exchanged for the Merger Consideration (and cash in lieu of fractional shares of Company Common Stock).

(e) Fractional Shares. No certificates or scrip representing fractional shares of Company Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of the Company shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Company. Each holder of Knight Common Stock, GETCO Units or Blocker Units who otherwise would have been entitled to a fraction of a share of Company Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Knight Common Stock, Blocker Units or GETCO Units owned by such holder at the GETCO Effective Time or the Blocker Effective Time, respectively, to be converted into shares of Company Common Stock) by the average daily volume weighted average price of Knight Common Stock on the New York Stock Exchange, Inc. (“NYSE”) for the five trading days immediately preceding the Closing Date.

(f) Fractional Warrants. No certificates or scrip representing fractional Warrants shall be issued upon the surrender for exchange of Certificates. Notwithstanding any other provision of this Agreement, the number of whole Warrants to which each holder will receive (after taking into account all Blocker Units or GETCO Units owned by such holder at the GETCO Effective Time or the Blocker Effective Time) shall be rounded to the nearest Warrant, so as to prevent the issuance of any fractional Warrants.

(g) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of Knight or former holders of GETCO Units or Blocker Units as of the six-month anniversary of the Effective Time may, at the Company’s option, be paid to the Company (together with any dividends in respect thereof). In such event, any former holder of Knight Common Stock, GETCO Units or Blocker Units who has not theretofore complied with this Article II shall thereafter look only to the Company with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Company Common Stock deliverable in respect of each such share of Knight Common Stock or each GETCO Unit or Blocker Unit such former holder holds as determined pursuant to this Agreement, without any interest thereon. The Exchange Agent will notify the Company prior to the time that any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at the Company’s option, such portion shall be paid to the Company. Notwithstanding the foregoing, none of the Company, Knight, GETCO, Blocker, the Exchange Agent or any other person shall be liable to any former holder of Knight Common Stock, GETCO Units or Blocker Units for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Company or the Exchange Agent, the posting by such person of a bond in such amount as the Company may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company upon termination of the Exchange Fund pursuant to Section 2.2(g) and any losses resulting from such investments will be made up by the Company.

(j) The Company and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Knight Common Stock, GETCO Units or Blocker Units, as the case may be, immediately prior to the Knight Effective Time, the GETCO Effective Time or the Blocker Effective Time, as the case may be, such amounts as the Company and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Company or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

2.3. Election Procedures.

(a) An election form and other appropriate and customary transmittal materials in such form as Knight and GETCO shall mutually agree (the “Election Form”) shall be mailed 35 days prior to the anticipated Closing Date or on such other date as Knight and GETCO shall mutually agree (the “Mailing Date”) to each holder of record of Knight Common Stock as of the close of business on the fifth Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b) Except as set forth on Schedule 2.3(b) of the GETCO Disclosure Schedule, each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of shares of such holder’s Knight Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (B) the number of shares of such holder’s Knight Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (C) that such holder makes no election with respect to such holder’s Knight Common Stock (“No Election Shares”). Any Knight Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York City time, on the 30th day following the Mailing Date (or such other time and date as Knight and GETCO may mutually agree) (the “Election Deadline”) shall also be deemed to be No Election Shares.

(c) Knight shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of Knight Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Knight Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Knight Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of Knight Common Stock represented by such Election Form shall become No Election Shares and Knight shall cause the applicable Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Knight regarding such matters shall be binding and conclusive. Neither Knight nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Notwithstanding any other provision contained in this Agreement, the total number of shares of Knight Common Stock that will be converted into the right to receive the Per Share Cash Consideration pursuant to Section 1.11(a)(ii) shall in no event exceed 66.7% of the total number of shares of Knight Common Stock that were converted into the right to receive the Knight Merger Consideration pursuant to Section 1.11 (such number of shares, the “Cash Election Shares Limit”).

(f) Within 3 Business Days after the Effective Time, the Company shall cause the Exchange Agent to effect the allocation among the former holders of Knight Common Stock of rights to receive the Knight Merger Consideration in accordance with the Election Forms as follows:

(i) Cash Oversubscribed. If the total number of the Cash Election Shares is greater than the Cash Election Shares Limit, then:

(A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration (“Stock Designated Shares”) such that the aggregate number of shares of Knight Common Stock that will be paid the Per Share Cash Consideration equals the Cash Election Shares Limit, and all

Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii) Cash Not Oversubscribed. If the total number of the Cash Election Shares is less than or equal to the Cash Election Shares Limit, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(B) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be determined by the Company. For the avoidance of doubt, for purposes of Section 2.3, Knight Restricted Shares shall be treated as Knight Common Stock.

2.4. Adjustments. Subject to the provisions of Section 6.2, in the event that Knight changes the number of shares of Knight Common Stock or securities convertible or exchangeable into or exercisable for shares of Knight Common Stock; GETCO changes the number of GETCO Units or securities convertible or exchangeable into or exercisable for GETCO Units, issued and outstanding prior to the Effective Time; or Blocker changes the number of Blocker Units or securities convertible or exchangeable into or exercisable for Blocker Units, issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, merger, subdivision, exchange, or other similar transaction, the GETCO Ratios and/or Knight Ratio and/or Blocker Ratio shall be equitably adjusted as appropriate.

2.5. Uncertificated Shares. In the case of outstanding GETCO Units or Blocker Units or shares of Knight Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Article II as are necessary or appropriate to implement the same purpose and effect that this Article II has with respect to GETCO Units, Blocker Units and Knight Common Stock that are represented by Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GETCO

Except as disclosed in the disclosure schedule (the “GETCO Disclosure Schedule”) delivered by GETCO to Knight prior to the execution of the Original Merger Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), GETCO hereby represents and warrants to Knight as follows:

3.1. Corporate Organization. (a) GETCO is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. GETCO has the requisite power and authority to own or lease (or sublease) all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except where the failure to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect (as defined below in Section 3.7(a)) on GETCO.

(b) True, complete and correct copies of the Certificate of Formation of GETCO (the “GETCO Certificate”) and the Limited Liability Company Agreement of GETCO (the “GETCO Operating Agreement”) as

in effect as of the date of the Original Merger Agreement have previously been made available to Knight. There are no other organizational or governance documents or agreements of GETCO or otherwise relating to the rights, preferences, duties and obligations of the Holders as owners of GETCO, except as set forth on Section 3.1(b) of the GETCO Disclosure Schedule.

(c) Each Subsidiary of GETCO: (i) that is a Material Subsidiary is duly incorporated or duly formed, as applicable to each such Subsidiary, (ii) that is a Material Subsidiary is validly existing, (iii) in jurisdictions where applicable, is in good standing under the laws of its jurisdiction of organization, (iv) has the requisite corporate or similar power and authority to own or lease (or sublease) all of its properties and assets and to carry on its business as it is now being conducted and (v) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except, in the case of clauses (iii), (iv) and (v), where the failure to be in such good standing, to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on GETCO. True, complete and correct copies of the certificates of incorporation, bylaws, certificates of formation, limited liability company agreements and/or similar governing documents of each Subsidiary of GETCO as in effect as of the date of the Original Merger Agreement (the “GETCO Subsidiary Governing Documents”) have been previously made available to Knight. As used in this Agreement, the word “Subsidiary,” when used with respect to any party, means any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”) and the term “Material Subsidiary,” when used with respect to any party, means any Subsidiary that represents greater than 10% of the total consolidated assets of such party.

3.2. Capitalization. (a) The authorized limited liability company interests of GETCO consist of Class A Units, Class B Units, Class E Units, Class H Units and Class P Units, of which, as of September 17, 2012, 3,688,219 Class A Units, 5,206,434 Class B Units, no Class H Units, 2,785,689 Class P Units and 865,478 Class E Units are issued and outstanding. GETCO has also issued 70,394 Class I Units, which are not membership interests in GETCO. Except as set forth in this Section 3.2(a) or as set forth on Section 3.2(a) of the GETCO Disclosure Schedule, or as provided in the GETCO Operating Agreement or the GETCO Benefits Plans that are disclosed in Section 3.10(a) of the GETCO Disclosure Schedule, GETCO does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any GETCO Units, Voting Debt or any other equity interests of GETCO or any securities representing the right to purchase or otherwise receive any GETCO Units, Voting Debt or other equity interests of GETCO. All of the issued and outstanding GETCO Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the GETCO Disclosure Schedule sets forth a correct and complete list, as of the date of the Original Merger Agreement, of the record holders of each of the GETCO Units and the number of GETCO Units held by each such holder. No GETCO Units are held by any Subsidiary of GETCO.

(b) There are no bonds, debentures, notes or other Indebtedness of GETCO or any of its Subsidiaries (the “GETCO Debt”) having the express right to vote on the election of directors of GETCO or otherwise vote with or as part of a class with any GETCO Units or other equity interests of GETCO (such voting debt, “Voting Debt”) issued or outstanding. There are no contractual obligations of GETCO or any of its Subsidiaries, (i) to repurchase, redeem or otherwise acquire any shares of capital stock of GETCO or its Subsidiaries or any equity security of GETCO or its Subsidiaries or any securities representing the right to purchase or otherwise receive any GETCO Units or any other equity interests of GETCO or its Subsidiaries (except as provided in the GETCO Operating Agreement or the GETCO Benefits Plans that are disclosed in Section 3.10(a) of the GETCO Disclosure Schedule) or (ii) pursuant to which GETCO or any of its Subsidiaries is or could be required to register any GETCO Units or other equity interests of GETCO or any of its Subsidiaries or any other securities under the Securities Act of 1933, as amended (the “Securities Act”). Set forth in Section 3.2(b) of the GETCO Disclosure Schedule is a true, complete and correct list, as of the date of the Original Merger Agreement, of

(x) all GETCO Debt and (y) each Subsidiary (direct or indirect) of GETCO and any joint ventures, formal partnerships or similar arrangements in which GETCO or any of its Subsidiaries has a limited liability company, partnership or other equity interest (and the amount and percentage of any such interest). No entity in which GETCO or any of its Subsidiaries owns, for its own account and not in connection with its business in the ordinary course (including, for the avoidance of doubt, market-making), directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of GETCO and its Subsidiaries taken as a whole.

(c) All of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of GETCO are owned by GETCO or a wholly owned Subsidiary of GETCO, directly or indirectly, free and clear of any liens, pledges, charges, claims, security interests and similar encumbrances (“Liens”), other than Permitted Encumbrances or any Liens that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on GETCO and (ii) all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of GETCO has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3. Authority; No Violation. (a) GETCO has full power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Mergers by the Holders of GETCO, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of GETCO and by the managers of GETCO. The Board of Directors of GETCO has determined unanimously that this Agreement is advisable and in the best interests of GETCO and its Holders and has directed that this Agreement be submitted to GETCO’s Holders entitled to vote for approval and adoption and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the GETCO Merger by the affirmative vote of the Holders of 70% of the outstanding GETCO Units entitled to vote thereon, including the consent of the GETCO CLASS P HOLDER (the “GETCO Holder Approval”) no other proceedings on the part of GETCO are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by GETCO and (assuming due authorization, execution and delivery by the Company, Knight, Blocker, Merger Sub A, Merger Sub B and Merger Sub C) constitutes a valid and binding obligation of GETCO, enforceable against GETCO in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by GETCO nor the consummation by GETCO of the transactions contemplated hereby, nor compliance by GETCO with any of the terms or provisions of this Agreement, will (i) violate any provision of GETCO Certificate, GETCO Operating Agreement or GETCO Subsidiary Governing Documents or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to GETCO, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of GETCO or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, bylaw or other instrument or obligation to which GETCO or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on GETCO.

3.4. Governmental Consents and Approvals. Except for (a) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meeting of GETCO’s Holders and Knight’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (including any amendments or supplements thereto, the “Joint Proxy Statement” and of the registration statement on Form S-4 (the “S-4”) prepared in connection with the issuance of Company Common Stock in the Mergers and in which the Joint Proxy Statement will be included as a prospectus), (b) [Reserved], (c) the filing of the Knight Certificate of Merger and the GETCO Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, respectively, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”), the U.K. Financial Services Authority (the “FSA”), the NYSE and any SRO or other Governmental Entity set forth on Section 3.4 of the GETCO Disclosure Schedule, (e) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or early termination of the HSR Act waiting period applicable to the GETCO Merger, (f) such filings and approvals of the NYSE to permit the shares of Company Common Stock to be listed on the NYSE and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Company Common Stock pursuant to this Agreement, no material consents or approvals of or filings or registrations with any foreign, federal or state government or regulatory or enforcement authority of any such government or any court, governmental or administrative agency or commission or any other authority or instrumentality of such government or any SRO (each a “Governmental Entity”) are necessary in connection with the consummation by GETCO of the GETCO Merger and the other transactions contemplated by this Agreement, and no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by GETCO of this Agreement. As used in this Agreement, “SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date of the Original Merger Agreement, GETCO knows of no reason why the Regulatory Approvals required to be obtained by GETCO or its Subsidiaries should not be obtained on a timely basis.

3.5. Reports; Regulatory Matters. GETCO and each of its Subsidiaries have filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file (or furnish, as applicable) since January 1, 2010 with (a) FINRA, (b) the SEC and (c) any other Governmental Entity, and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to applicable Law, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on GETCO. Any such Report regarding GETCO or any of its Subsidiaries filed with or otherwise submitted to any Governmental Entity, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by FINRA or any other Governmental Entity in the ordinary course of the business of GETCO and its Subsidiaries, there is no pending proceeding before, or, to the knowledge of GETCO, pending or threatened action (including proposed legislation, rulemaking or other changes in Law), examination or investigation by, any Governmental Entity into the business or operations of GETCO or any of its Subsidiaries or any of the industries in which GETCO or any of its Subsidiaries operates.

3.6. Financial Statements. (a) GETCO has made available to Knight (i) the audited consolidated statements of financial condition of GETCO as of December 31, 2009, 2010 and 2011, and the audited consolidated statements of income, changes in liabilities subordinated to claims of general creditors, changes in members’ equity and cash flows of GETCO and its Subsidiaries for the years ended December 31, 2009, 2010 and 2011 (collectively, the “GETCO Audited Financial Statements”), and (ii) the unaudited consolidated statement of financial condition of GETCO and its Subsidiaries as of September 30, 2012 and the unaudited consolidated statements of statements of income for the nine-month period ended September 30, 2012 (collectively, the “GETCO Interim Financial Statements” and, together with the GETCO Audited Financial Statements, the “GETCO Financial Statements”). The GETCO Financial Statements (A) have been prepared from, and in accordance with, the books and records of GETCO and its Subsidiaries, (B) fairly present in all material respects the consolidated results of statements of income, changes in liabilities subordinated to claims of general creditors, changes in members’ equity and the consolidated financial condition of GETCO and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments) and (C) have been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentation items), except, in each case, as indicated in such statements or in the notes thereto. Since January 1, 2009, the books and records of GETCO and its Subsidiaries have been, and are being, maintained in a manner necessary to permit preparation of GETCO’s financial statements in all material respects in accordance with GAAP and in accordance, in all materials respects, with any other applicable legal requirements. As of the date of the Original Merger Agreement, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of GETCO as a result of or in connection with any disagreements with GETCO on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for: (i) those liabilities and obligations that are fully reflected or reserved against on the September 30, 2012 consolidated statement of financial condition of GETCO included in GETCO Financial Statements; or (ii) liabilities and obligations incurred in the ordinary course of business since September 30, 2012 consistent with past practice, neither GETCO nor any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GETCO. None of GETCO nor any of its Subsidiaries is a party to any material “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(c) GETCO (x) maintains controls and procedures sufficient to provide reasonable assurance that material information relating to GETCO, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of GETCO by others within those entities, and (y) since December 31, 2008, has disclosed to GETCO’s outside auditors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting relating to GETCO or its Subsidiaries which are reasonably likely to adversely affect GETCO’s ability to record, process, summarize and report financial information and (ii) to the knowledge of GETCO, any fraud, whether or not material, that involves management or other employees who have a significant role in GETCO’s internal controls over financial reporting.

(d) Since December 31, 2011, (i) neither GETCO nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of GETCO or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GETCO or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that GETCO or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing GETCO or any of its Subsidiaries, whether or not employed by GETCO or any of its Subsidiaries, have reported to the Board of Directors of GETCO, any committee thereof or to any officer of GETCO evidence of a material violation of securities laws, a breach of fiduciary duty or a similar violation by GETCO or any of its officers, directors or employees.

3.7. Absence of Certain Changes or Events. (a) Since December 31, 2011, no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GETCO. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Knight or GETCO, as the case may be, (i) any change, effect, event, occurrence, circumstance, state of fact or development that has a material adverse effect on the financial condition, business or results of operations of such party and its Subsidiaries, taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such Person to timely consummate the transactions contemplated hereby (provided, however, that, in the case of clause (i) only, a “Material Adverse Effect” shall not be deemed to include any change, effect, event, occurrence, circumstance, state of fact or development to the extent resulting from or arising out of, (A) any change after the date of the Original Merger Agreement in applicable Law or GAAP or regulatory accounting standards; (B) any change arising after the date of the Original Merger Agreement in general U.S. or global economic conditions, or changes therein, including interest rates or currency exchange rates; (C) general political conditions or changes therein, acts of war, sabotage or terrorism or natural disasters occurring after the date of the Original Merger Agreement and not specifically related to such Person or its Subsidiaries (including the commencement, continuation or escalation of armed hostilities or other material national or international calamity); (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of the common stock of such Person, in and of itself, but not including any underlying causes thereof; (E) the public announcement of the transactions contemplated by this Agreement; or (F) any action or omission taken pursuant to the express written consent of Knight, in the case of GETCO, or GETCO, in the case of Knight; except in each case of (A), (B) and (C), unless the effects of such changes are materially disproportionately adverse to such party and its Subsidiaries, taken as a whole, as compared to other Persons in the industry in which such party and its Subsidiaries operate). As used in this Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Government Entity.

(b) Since September 30, 2012, through and including the date of the Original Merger Agreement, GETCO and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

3.8. Legal Proceedings.

(a) There are no material pending actions, suits or proceedings (or, to GETCO’s knowledge, threatened) against GETCO or any of its Subsidiaries, or any of their respective properties, at law or in equity or before any Governmental Entity or arbitration panel.

(b) Neither GETCO nor any of its Subsidiaries nor any of their respective assets are subject to any material outstanding order, writ, judgment, settlement agreement, injunction or decree, in each case, entered, issued or made by or with any Governmental Entity.

3.9. Taxes and Tax Returns. (a) All material Tax Returns required to be filed by or with respect to GETCO or any of its Subsidiaries have been timely filed (taking into account any permitted exceptions) and prepared in accordance with applicable Law, and each such Tax Return is true, correct and complete in all material respects. GETCO and each of its Subsidiaries has paid all material Taxes (whether or not shown on such Tax Returns) due and payable by it prior to Closing.

(b) All material Taxes or other amounts relating to the payment of Taxes that GETCO or any of its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and have been paid over to the proper Governmental Entity or other Person. GETCO and each of its Subsidiaries has complied, in all material respects, with all applicable Laws relating to the payment, collection, withholding and reporting of any amounts related to Taxes, including with respect to payments made to any employee, independent contractor, creditor, stockholder, partner or other third party.

(c) There are no Liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any assets of GETCO or any of its Subsidiaries.

(d) There is no Tax Proceeding pending or threatened in writing with respect to any material Taxes of GETCO or any of its Subsidiaries. Neither GETCO nor any of its Subsidiaries is presently under any examination or audit by any Taxing Authority. No material claim has been made in writing by a Taxing Authority in a jurisdiction where GETCO or any of its Subsidiaries does not file Tax Returns to the effect that it is required to file Tax Returns in or may be subject to Tax by that jurisdiction. No extension or waiver of the period for assessment or collection of any Tax is currently in effect with respect to GETCO or any of its Subsidiaries. Neither GETCO nor any of its Subsidiaries has extended the time within which to file any material Tax Return, which Tax Return will not be filed prior to the Closing Date.

(e) Neither GETCO nor any of its Subsidiaries is a party to, bound by or obligated under, any Tax allocation, indemnity, sharing or similar contract or arrangement (“Tax Sharing Agreement”). Neither GETCO nor any of its Subsidiaries has any material liability for Taxes of any other Person under any applicable Law, as a transferee or successor, by contract or otherwise.

(f) Neither GETCO nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity. Neither GETCO nor any of its Subsidiaries has granted to any Person any power of attorney that will be in force after the Closing with respect to any Tax matter.

(g) There have been no entity classification elections filed pursuant to Treasury Regulations Section 301.7701-3 (or any analogous provision of state or local income Tax Law), with respect to GETCO or any of its Subsidiaries. GETCO is classified, and has since the date of its formation been classified, as a partnership for U.S. federal, state and local income Tax purposes, and none of the Holders or GETCO has taken a position inconsistent with such treatment with respect to any U.S. federal, state or local Tax. Except as set forth on Section 3.9(g) of the GETCO Disclosure Schedule, each Subsidiary of GETCO is a “disregarded” entity within the meaning of Treasury Regulations Section 301.7701-3 (and any analogous provision of state or local income Tax Law) and none of them has taken a position inconsistent with such treatment with respect to any U.S. federal, state or local Tax.

(h) Neither GETCO nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code or the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(i) As used in this Agreement, the following terms shall have the following meanings:

(i) “Tax” or “Taxes” shall mean all federal, state, local or foreign taxes (including, without limitation, income, gross receipts, capital gains, net proceeds, ad valorem, turnover, real estate, personal property (tangible and intangible), sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, fuel, excess profits, withholding, occupational, alternative, environmental, license, interest equalization, windfall profits, estimated, severance, payroll, unemployment and social security taxes), charges, fees, duties (including customs duties), imposts, levies, assessments or other amounts imposed, assessed or collected by or under the authority of any Governmental Entity or payable pursuant to any tax sharing agreement or any other contract relating to the sharing or payment of any such taxes, charges, fees, duties, imposts, levies, assessments or other amounts, in each case, including any interest, penalties or additions to tax attributable thereto or attributable to any nonpayment thereof.

(ii) “Tax Proceeding” means any audit, action, claim, suit, arbitration, inquiry, litigation, investigation or other administrative or judicial proceeding by or against any Taxing Authority.

(iii) “Tax Return” shall mean any report, return, declaration, information return, notice, form, claim for refund or other information or document filed or required to be filed with a Taxing Authority in connection with any Taxes, including any schedule or attachment thereto, and any amendment thereof.

(iv) “Taxing Authority” shall mean any Governmental Entity imposing Taxes and the agencies, if any, charged with the collection of such Taxes for such Governmental Entity.

3.10. Employee Benefit Plans. (a) Section 3.10(a) of the GETCO Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, incentive, equity-based, profit sharing, deferred compensation, retiree medical or life insurance, supplemental retirement, retirement, severance, termination, change in control, employment, consulting, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which GETCO or any Subsidiary of GETCO is a party, with respect to which GETCO or any Subsidiary of GETCO has any current or future obligation or that are maintained, contributed to or sponsored by GETCO or any Subsidiary of GETCO, in each case, to or for the benefit of any current or former employee, officer, director or independent contractor of GETCO or any Subsidiary of GETCO (all such plans, programs, arrangements, contracts or agreements, collectively, the “GETCO Benefit Plans”).

(b) As of the date of the Original Merger Agreement, GETCO has delivered or made available to Knight true, correct and complete copies of the following (as applicable): (i) the written document evidencing each GETCO Benefit Plan (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof), (ii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a GETCO Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a GETCO Benefit Plan, (v) the most recent summary plan description, if any, for such GETCO Benefit Plan, (vi) all material amendments, modifications or supplements to any GETCO Benefit Plan, and (vii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a GETCO Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Knight, there are no material amendments to any GETCO Benefit Plans that have been adopted or approved nor has GETCO or any of its Subsidiaries agreed to make any such amendments or to adopt or approve any new GETCO Benefit Plans.

(c) Each GETCO Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Law, including ERISA and the Code. Each GETCO Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(d) Section 3.10(d) of GETCO Disclosure Schedule identifies each GETCO Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan and the related trust that has not been revoked and, to the knowledge of GETCO, there are no existing circumstances and no events have occurred that would reasonably be expected to result in a loss of the qualified status of any Qualified Plan or the related trust. No trust funding any GETCO Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No GETCO Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has GETCO or any of its Subsidiaries or GETCO ERISA Affiliates maintained an employee benefit plan subject to Title IV of ERISA at any time during the six years prior to the date of the Original Merger Agreement. “GETCO ERISA Affiliate” means a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included GETCO, any predecessor to GETCO or any of GETCO’s past or present Subsidiaries.

(f) Except as set forth in Section 3.10(f) of the GETCO Disclosure Schedule: (i) no GETCO Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or

a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of GETCO and its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of GETCO and its Subsidiaries has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g) Except as set forth in Section 3.10(g) of the GETCO Disclosure Schedule, neither GETCO nor any Subsidiary of GETCO sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment health or medical, disability, life insurance or other welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar law.

(h) All contributions required to be made to any GETCO Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any GETCO Benefit Plan, for any period through the date of the Original Merger Agreement, have been made or paid in full or, to the extent not required to be made or paid on or before the date of the Original Merger Agreement, have been fully reflected on the books and records of GETCO, in all material respects, to the extent required by GAAP.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Mergers and the transactions contemplated hereby will (either alone or in conjunction with a subsequent termination of employment) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of GETCO or any Subsidiary of GETCO, or result in any limitation on the right of GETCO or any Subsidiary of GETCO to amend, merge, terminate or receive a reversion of assets from any GETCO Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by GETCO or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No GETCO Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code. GETCO has made available to Knight true, correct and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(j) Except as would not reasonably be expected to give rise to a material liability to GETCO or any Subsidiary of GETCO, there does not now exist, nor do any circumstances exist that could reasonably be expected to result in liability (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Section 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code or (v) under corresponding or similar provisions of foreign laws or regulations (the liabilities described in clauses (i) through (v) collectively referred to as “Controlled Group Liability”). Without limiting the generality of the foregoing, neither GETCO nor any of the GETCO ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) None of GETCO and its Subsidiaries nor to GETCO’s knowledge any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of GETCO Benefit Plans or their related trusts, GETCO, any of its Subsidiaries or any person that GETCO or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to the knowledge of GETCO, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against GETCO

Benefit Plans, any fiduciaries thereof with respect to their duties to GETCO Benefits Plans or the assets of any of the trusts under any GETCO Benefit Plans which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GETCO or any of its Subsidiaries to the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a GETCO Benefit Plan, or any other party.

(m) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on GETCO, all GETCO Benefit Plans subject to the laws of any jurisdiction outside of the United States for the benefit of employees of GETCO or any of its Subsidiaries residing outside of the United States (each, a “GETCO Foreign Plan”): (i) have been maintained in material compliance with the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such GETCO Foreign Plan, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.11. Labor Matters. (a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of GETCO or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving GETCO or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to GETCO or any of its Subsidiaries at any time within five (5) years of the date of the Original Merger Agreement.

(b) Neither GETCO nor any of its Subsidiaries is currently or at any time since January 1, 2010 has been a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of GETCO and its Subsidiaries is in material compliance with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, employee privacy, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not reasonably be expected to result in any material liability to GETCO or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the knowledge of GETCO, threatened against GETCO or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

3.12. Compliance with Applicable Law.

(a) Since January 1, 2010, GETCO and each of its Subsidiaries has complied with applicable Law (including the net capital requirements under the Exchange Act) in all material respects.

(b) (i) GETCO and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as currently conducted (each a “Permit”), (ii) all such Permits are valid and in full force and effect and (iii) since January 1, 2010, neither GETCO nor any of its Subsidiaries has received written notice that the Governmental Entity or other Person issuing or authorizing any such Permit intends to terminate or refuse to renew or reissue any such Permit.

(c) Neither GETCO nor any of its Subsidiaries nor, to GETCO’s knowledge, any of their respective directors, officers, employees, or agents for or on behalf of GETCO or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable Laws or any conventions to which GETCO and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

3.13. Certain Contracts. (a) Section 3.13(a) of the GETCO Disclosure Schedule contains a complete and correct list of each of the following contracts, agreements, leases (including leases or subleases for real property) licenses or other legally binding obligations, whether written or oral, excluding any GETCO Benefit Plan (each a “Contract”) to which GETCO or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case, as of the date of the Original Merger Agreement:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, assuming for this purpose that such provision was applicable to GETCO);

(ii) any Contract with a customer of GETCO or any of its Subsidiaries that is reasonably expected to provide for payments to GETCO and its Subsidiaries from customers of GETCO or its Subsidiaries in excess of $1,200,000 in 2012;

(iii) any Contract with a supplier of GETCO or any of its Subsidiaries that is reasonably expected to provide for payments from GETCO and its Subsidiaries to such supplier in excess of $1,200,000 in 2012;

(iv) (a) any lease, sublease or similar arrangement under which GETCO or any of its Subsidiaries is the lessee or sublessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $1,200,000 or (b) any lease or similar arrangement under which GETCO or any of its Subsidiaries is the lessee or sublessee of real property owned or leased by any third party for an annual rent in excess of $1,200,000;

(v) any Contract expressly prohibiting or restricting the ability of GETCO or its Subsidiaries (or, following the Effective Time, the Company and its Affiliates) to conduct its business, to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person;

(vi) any Contract that obligates GETCO or any of its Subsidiaries (or following the Effective Time, the Company and its Affiliates) to conduct business on an exclusive basis with any third party, that contains “most favored nation” or similar covenants, or that contains non-competition or similar covenants;

(vii) any Contract that is material to GETCO or its Subsidiaries for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits, expenses or payments;

(viii) any Contract that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise other than GETCO’s Subsidiaries, that is material to GETCO and its Subsidiaries;

(ix) any Contract relating to any Indebtedness of GETCO or its Subsidiaries in excess of $5,000,000;

(x) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of GETCO or its Subsidiaries in excess of $5,000,000;

(xi) any Contract pursuant to which GETCO or any of its Subsidiaries (A) licenses GETCO Intellectual Property to any third Person or (B) licenses Intellectual Property from any third Person, in each case of (A) and (B), that is material to the business of GETCO or any of its Subsidiaries (other than Contracts for commercially available, off-the-shelf software);

(xii) any Contract under which GETCO or any of its Subsidiaries is obligated to pay any earn-outs or other similar contingent purchase price obligations;

(xiii) any Contract relating to the acquisition or disposition of any assets or business for a purchase price in excess of $1,000,000 (whether by merger, sale of stock, sale of assets or otherwise) with any outstanding obligations as of the date of the Original Merger Agreement that are material to GETCO or any of its Subsidiaries or contain any outstanding right of first refusal, right of first offer or similar right;

(xiv) any Contract pursuant to which GETCO or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of GETCO or any of its Subsidiaries (other than the organizational documents of GETCO or its Subsidiaries); and

(xv) any material Contracts between GETCO or any of its Subsidiaries, on the one hand, and any of GETCO’s Holders or their affiliates (other than GETCO and its Subsidiaries), on the other hand, other than Contracts between or among GETCO or any of its Subsidiaries, on the one hand, and any current or former employee of or consultant to GETCO or any of its Subsidiaries, on the other hand, relating to the employment or consulting relationship between GETCO or a Subsidiary of GETCO and such current or former employee or consultant.

Each Contract of the type described in this Section 3.13(a), whether or not set forth in the GETCO Disclosure Schedule, is referred to as a “GETCO Contract”.

(b) Each GETCO Contract is a valid and binding obligation of GETCO or the Subsidiary that is party thereto and, to GETCO’s knowledge, the other parties thereto, enforceable against GETCO and its Subsidiaries and, to GETCO’s knowledge, the other parties thereto in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception). Neither GETCO nor any of its Subsidiaries is, nor, to GETCO’s knowledge, is any other party, in breach, default or violation (and no event has occurred or not occurred through GETCO’s or any of its Subsidiaries’ action or inaction or, to GETCO’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any GETCO Contract, except for breaches, defaults or violations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GETCO. There are no disputes pending or, to GETCO’s knowledge, threatened with respect to any GETCO Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GETCO.

(c) For purposes of this Agreement, “Indebtedness” means, with respect to any Person, without duplication, any of the following liabilities of such Person, whether secured (to the extent of recourse to such Person) or unsecured, contingent or otherwise: (i) all liabilities for borrowed money; (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments; (iii) all liabilities under capital leases to the extent required to be capitalized under GAAP; (iv) all liabilities for guarantees of another Person in respect of liabilities of the type set forth in clauses (i), (ii) and (iii); (v) all reimbursement obligations under letters of credit to the extent such letters of credit have been drawn (including standby and commercial); and (vi) all liabilities for accrued but unpaid interest and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described in clauses (i) through (v) above. For the avoidance of doubt, “Indebtedness” shall not include trade debt or similar obligations incurred in the ordinary course of business.

3.14. Customers. Section 3.14 of the GETCO Disclosure Schedule sets forth a complete and accurate list of the names of GETCO Significant Customers as of the date of the Original Merger Agreement. For the purposes of this Agreement, “GETCO Significant Customer” shall mean each of the customers of GETCO that accounts for 10% or more of GETCO’s revenues for each of the two most recent fiscal years for GETCO.

3.15. Property.

(a) GETCO or one of its Subsidiaries (i) has good and marketable title to all real property and assets reflected in the latest audited balance sheet included in GETCO Financial Statements as being owned by GETCO or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “GETCO Owned Properties”), free and clear of all Liens, except Permitted Encumbrances and (ii) is the lessee or sublessee of all leasehold or subleasehold estates, respectively, reflected in the latest audited financial statements included in such GETCO Financial Statements or acquired after the date thereof (except for leases or subleases that have expired by their terms since the date thereof) (collectively with the GETCO Owned Properties that are real property, and including all appurtenances thereto and improvements and fixtures thereon, the “GETCO Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased or subleased thereunder, and each such lease or sublease is valid without default thereunder by the lessee or sublessee, or to GETCO’s knowledge, the lessor or sublesssor, as applicable. Section 3.15 of the GETCO Disclosure Schedule sets forth a true and complete list, as of the date of the Original Merger Agreement, of all GETCO Real Property. The GETCO Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on GETCO Real Property, taken as a whole, are in reasonable operating condition. There are no pending or, to GETCO’s knowledge, threatened condemnation proceedings against GETCO Real Property.

(b) GETCO and its Subsidiaries own or lease/sublease and have good and valid title to, or have valid rights to use, all material properties and assets (real, personal or mixed, tangible or intangible) used in their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances. The material tangible property and tangible assets owned or leased by GETCO or its Subsidiaries, taken as a whole, is in reasonable operating condition, ordinary wear and tear excepted.

(c) For purposes of this Agreement, “Permitted Encumbrances” means, with respect to GETCO or any of its Subsidiaries or Knight or any of its Subsidiaries, as the case may be, (i) statutory Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) easements, rights of way and other similar encumbrances that (A) do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (B) are matters of record, or (C) would be disclosed by a current, accurate survey or physical inspection of GETCO Owned Properties that are real property, in the case of GETCO, or Knight Owned Properties that are real property, in the case of Knight, (iii) Liens constituting a lease agreement that gives any third party any right to occupy any GETCO Owned Property that is real property, in the case of GETCO, or any Knight Owned Property that is real property, in the case of Knight, (iv) such imperfections or irregularities of title or Liens as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (v) Liens securing payment, or any other obligations, of GETCO or any of its Subsidiaries, in the case of GETCO, or Knight or any of its Subsidiaries, in the case of Knight, with respect to Indebtedness, (vi) mechanics, materialmen’s and similar Liens imposed by law with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings, and (vii) other Liens arising in the ordinary course of business that (A) do not materially interfere with the present uses of any GETCO Owned Properties, in the case of GETCO, or Knight Owned Properties, in the case of Knight, and (B) are not incurred in connection with the borrowing of money.

3.16. Intellectual Property.

(a) To the knowledge of GETCO, GETCO and its Subsidiaries own or have the right pursuant to written Contracts to use all Intellectual Property that is material to the conduct of the business of GETCO and its Subsidiaries.

(b) Section 3.16(b) of the GETCO Disclosure Schedule sets forth a true and complete list of all currently registered and currently pending applications for registration of Intellectual Property filed by or in the name of GETCO or any of its Subsidiaries in any jurisdiction, indicating for each item the jurisdiction, number and filing date. All of the rights of GETCO and its applicable Subsidiaries in the Intellectual Property identified on Section 3.16(b) of the GETCO Disclosure Schedule are, to the knowledge of GETCO, valid and enforceable. GETCO and its Subsidiaries have taken commercially reasonable actions to maintain and protect the Intellectual Property owned by GETCO or its Subsidiaries (the “GETCO Intellectual Property”) and to protect the secrecy, confidentiality, and value of the trade secrets owned by GETCO or its Subsidiaries, in each case that are material to the conduct of the business of GETCO and its Subsidiaries. GETCO exclusively owns all right, title and interest in and to the GETCO Intellectual Property, free and clear of all Liens, other than Permitted Encumbrances.

(c) To the knowledge of GETCO, the operation of the business of GETCO and its Subsidiaries does not infringe upon or otherwise violate any Intellectual Property rights of others in any material respect.

(d) To the knowledge of GETCO, no Person is infringing upon or otherwise violating any GETCO Intellectual Property in any material respect.

(e) There are no unresolved claims pending or, to the knowledge of GETCO, threatened (i) alleging that GETCO or any of its Subsidiaries infringes, misappropriates or otherwise violates Intellectual Property rights of any third Person in any material respect or (ii) opposing or attempting to cancel any rights of GETCO or any of its Subsidiaries in or to any material Intellectual Property. The consummation of the Mergers would not reasonably be expected to result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, GETCO’s or any of its Subsidiaries’ right to own, use, hold for use, or otherwise exploit any Intellectual Property material to the conduct of the business of GETCO and its Subsidiaries, except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on GETCO.

(f) GETCO and each of its Subsidiaries has secured from each of its employees and contractors, as applicable, valid and binding assignments of all Intellectual Property rights developed by such employee or contractor that comprise any of the Intellectual Property owned or purported to be owned by GETCO or its Subsidiaries.

(g) “Intellectual Property” means all rights worldwide in or to (i) registered and unregistered trademarks, service marks, trade names, logos, and trade dress, including all goodwill associated with each of the foregoing; (ii) Internet domain names; (iii) copyrights, whether registered or unregistered, including all copyrights in software and databases, (iv) patent and patent applications; (v) inventions, processes, designs, formulas, trade secrets, know-how, proprietary models, customer data computer software and other proprietary and confidential information, and (vi) all other industrial, proprietary and intellectual property rights in any jurisdiction worldwide, including, in each case of (i)-(vi), all registrations, applications to register, restorations, reissues, extensions, renewals, continuations, continuations-in-part, and divisionals, as applicable, together with rights to sue for past, present and future infringement of each and any of the foregoing.

3.17. Environmental Laws and Regulations.

(a) The operations of GETCO and its Subsidiaries comply in all material respects with all applicable Environmental Laws. GETCO and its Subsidiaries have obtained all material Environmental Permits necessary for the operation of their respective businesses as presently conducted, and all such Environmental Permits are in good standing. Neither GETCO nor any of its Subsidiaries is subject to any proceeding, written order or written claim or, to GETCO’s knowledge, any ongoing investigation, by any Person against GETCO regarding any alleged violation of or liability arising under any Environmental Law. Neither GETCO nor any of its Subsidiaries is subject to any material ongoing obligations pursuant to an outstanding order, judgment, decree or settlement with respect to any alleged violation of or liability under any Environmental Law.

(b) (i) There have been no Releases by GETCO or any of its Subsidiaries of any Hazardous Substances into, on or under or from any GETCO Real Property, and (ii) GETCO has not been notified in writing of potential liability for any Releases by or arranged for by GETCO or any of its Subsidiaries of any Hazardous Substances into, on, under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which GETCO or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would reasonably be expected to result in any material liability to GETCO. Neither GETCO nor any of its Subsidiaries has received notice of, or, to GETCO’s knowledge, is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal, except for such notices or proceedings that would not result in a material obligation or liability of GETCO. GETCO has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any GETCO Real Property, except for the filing of notices relating to matters that would not reasonably be expected to be material to GETCO.

(c) For purposes of this Agreement:

“Environmental Law” means any law, statute, ordinance, regulation, license, permit, authorization, approval, consent, order, judgment, decree, requirement or agreement of or with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety as it relates to Hazardous Substance exposure or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Environmental Permits” means all approvals, authorizations, consents, permits, licenses, registrations and certificates required by any applicable Environmental Law.

“Hazardous Substance” means any substance presently or as of the Closing Date listed, defined, designated, classified or regulated as hazardous, toxic, radioactive or dangerous or otherwise regulated under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component, and including, without limitation, any hazardous waste, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, petroleum or any derivative or by-product thereof, radon, radioactive material, mold, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the environment.

3.18. Information Technology; Security & Privacy. All material information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, used in or necessary to the conduct of the business of GETCO or any of its Subsidiaries (collectively, “GETCO IT Systems”) are in all material respects in good working condition to effectively perform the information technology operations necessary to conduct the business of GETCO or any of its Subsidiaries. Since January 1, 2010, neither GETCO nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, its conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the GETCO IT Systems. GETCO and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of GETCO and its Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of GETCO or any of its Subsidiaries.

3.19. Broker-Dealer Matters. (a) Each GETCO Subsidiary that is a broker-dealer (a “Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act applicable to broker-dealers, in each case, except for any non-U.S. broker-dealer Subsidiaries (a “Foreign Broker-Dealer Subsidiary”). To the extent required, each Broker-Dealer Subsidiary is a member organization in good standing of any SRO and is in compliance in all material respects with all applicable rules and regulations of any such SRO of which it is a member or which otherwise has authority over it. Each Broker Dealer Subsidiary is duly registered, licensed or qualified as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered, licensed or qualified and each such registration, license or qualification is in full force and effect, except for any non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect on GETCO. There is no action or proceeding pending or, to GETCO’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications, except as would not, individually or in the aggregate, have a Material Adverse Effect on GETCO.

(b) None of GETCO or any of its Subsidiaries, nor any of their respective directors, officers, employees or “associated persons,” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act), (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of GETCO or its Subsidiaries as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (iv) there is no investigation pending or, to the knowledge of GETCO, threatened against GETCO or any of its Subsidiaries or any of its “associated persons,” whether formal or informal, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a statutory disqualification as described in clause (ii) or subject to a disqualification as described in clause (iii).

(c) Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory net capital requirements and no distribution of cash is required to be made by any such Broker-Dealer Subsidiary that will result in it not being in compliance with applicable regulatory net capital requirements. Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets.

(d) For each Broker-Dealer Subsidiary other than a Foreign Broker-Dealer Subsidiary, GETCO has made available to Knight a true, correct and complete copy of each such Broker-Dealer Subsidiary’s Uniform Applications for Broker-Dealer Registration on Form BD filed since January 1, 2010, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of the Original Merger Agreement (a “Form BD”) and a true, correct and complete copy of each other registration, report and material correspondence filed by each Broker-Dealer Subsidiary with any Governmental Entity or SRO since January 1, 2010 and will deliver or make available to Knight such forms, registrations, reports and correspondence as are filed from and after the date Original Merger Agreement and prior to the Closing. Each Form BD and each Broker-Dealer Subsidiary’s other registrations, forms, and other reports filed with any Governmental Entity or SRO since January 1, 2010 complied in all material respects at the time of filing with the applicable requirements of the Exchange Act and applicable Law.

(e) None of GETCO nor any of its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or futures or swaps introducing broker under any laws or regulations.

(f) GETCO has provided Knight with true, correct and complete copies as in effect as of the date of the Original Merger Agreement of (i) policies of GETCO and its Subsidiaries reasonably designed to avoid corruption, bribery, money laundering, political contributions or unlawful payments or gifts to government officials, (ii) personal securities trading policies of GETCO and its Subsidiaries, and (iii) codes of conduct and ethics of GETCO and its Subsidiaries.

(g) The conduct of the business of GETCO and its Subsidiaries, as presently conducted and as conducted at all times prior to the date of the Original Merger Agreement, does not require GETCO or any of its Subsidiaries or any of their respective officers or employees to be registered as an investment adviser under the Investment Advisers Act of 1940 or as an investment adviser or investment adviser representative or agent under the Laws of any Governmental Entity.

3.20. Material Interests of Certain Persons. No current or former officer or director of any of GETCO or its Subsidiaries, or Holder of GETCO or “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director or Holder, has any material interest in any material property (whether real or personal, tangible or intangible) or contract used in or pertaining to the business of GETCO or any of its Subsidiaries.

3.21. Derivative Instruments and Transactions. GETCO and its Subsidiaries have not entered into any Derivative Transactions for their own account. All Derivative Transactions, entered into for the account of any customer: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of GETCO or its Subsidiaries, as applicable, and, to GETCO’s knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception). GETCO and its Subsidiaries and, to GETCO’s knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To GETCO’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of GETCO and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied. For purposes of this Agreement, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.22. Insurance. Subject to any settlements and commutations, as of the date of the Original Merger Agreement, all material insurance policies held by, or for the benefit of GETCO and its Subsidiaries are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since January 1, 2012, neither GETCO nor any of its Subsidiaries has received written notice of cancelation or termination, other than in connection with normal renewals, of any such insurance policies, and no claim or claims have been reported to an insurance provider and are pending as of the date of the Original Merger Agreement under any such insurance policy.

3.23. State Takeover Laws. The Board of Directors of GETCO has taken any actions required to be taken by it to render inapplicable to this Agreement and the transactions contemplated hereby any applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law.

3.24. GETCO Information. The information relating to GETCO and its Subsidiaries that is provided in writing by GETCO or its representatives specifically for inclusion (i) in the Joint Proxy Statement will not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading and (ii) in any statement, filing, notice or application to any Governmental Entity in connection with the transactions contemplated by this Agreement will be true and complete in all material respects as of the date so furnished.

3.25. Broker’s and Other Fees. Except for Jefferies & Company, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), neither GETCO nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.26. Fairness Opinion. Prior to the execution of the Original Merger Agreement, GETCO has received a fairness opinion from Merrill Lynch, to the effect that, as of the date of the Original Merger Agreement, and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be received collectively by the holders of Blocker Units and GETCO Units is fair, from a financial point of view, to such holders. GETCO has provided Knight a true and correct copy of such fairness opinion.

3.27. Financing. Assuming the accuracy of the representations and warranties set forth in Article IV, and assuming no material breach by Knight of its obligations under Sections 6.1 and 6.2 or by Blocker of its obligations under Section 6.5, the amount of funds contemplated to be provided pursuant to the Commitment Letters (as defined below), if funded, together with cash and cash equivalents of GETCO, Knight and the Company available for application to the cash portion of the Merger Consideration and the Refinancing, are sufficient, to (i) consummate the Mergers and the Refinancing and any other repayment or refinancing of indebtedness contemplated by this Agreement or the Commitment Letter and (ii) satisfy all of the other payment obligations of GETCO contemplated hereunder and under the Commitment Letter and the Fee Letter. GETCO has delivered to Knight prior to the date of the Original Merger Agreement copies of a fully executed (i) debt commitment letter dated December 19, 2012 between Jefferies Finance LLC (“Jefferies Finance”) and GETCO (the “Debt Commitment Letter”), (ii) debt fee letter dated December 19, 2012 between Jefferies Finance and GETCO (the “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Financing Letters”) and (iii) the equity commitment letter dated December 19, 2012 between GETCO and General Atlantic Partners 83, L.P. (the “Equity Commitment Letter”; together with the Debt Commitment Letter, the “Commitment Letters” and, together with the Debt Financing Letters, the “Financing Letters”), pursuant to the terms, but subject to the conditions, of which financial institutions party thereto, including Jefferies Finance (the “Lenders”), in the case of the Debt Commitment Letter, and General Atlantic Partners 83, L.P., in the case of the Equity Commitment Letter, have committed to provide the Company with financing in the amounts set forth therein for purposes of financing the transactions contemplated by this Agreement, paying related fees and expenses and completing the Refinancing (such debt financing, pursuant to the Debt Commitment Letter, as it may be modified, to the extent permitted by this Agreement, the “Debt Financing” and such equity financing pursuant to the Equity Commitment Letter, as it may be modified, to the extent permitted by this Agreement, the “Equity Financing” and, together with the Debt Financing, the “Financing”); provided, however, that, in the case of the Fee Letter, accurate and complete copies have been delivered to Knight with only the fee amounts, certain terms of “market flex” and the “Securities Demand” provisions redacted. The Financing Letters, in the form provided to Knight by GETCO, are in full force and effect and are legal, valid, binding and enforceable obligations of GETCO and, to the knowledge of GETCO, the other parties thereto in accordance with their respective terms and subject to the Bankruptcy and Equity Exception. As of the date of the Original Merger Agreement, the Financing Letters have not been withdrawn, terminated, repudiated, rescinded, amended or modified, in any respect, and no withdrawal, termination, repudiation, rescission, amendment or modification of the Financing Letters is contemplated. There are no conditions precedent or other contingencies relating to the obligation of any party to any of the Financing Letters to fund the full amount (or any portion) of the Financing other than as expressly set forth in the Financing Letters as in effect on the date of the Original Merger Agreement. GETCO has paid all fees and expenses required to be paid under the Financing Letters as of the date of the Original Merger Agreement. As of the date of the Original Merger Agreement, GETCO has no knowledge of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate in any material respect or that would cause the Commitment Letters to be terminated or ineffective or, assuming satisfaction of the conditions precedent set forth in Section 8.1 and 8.3, that would reasonably be expected to cause any of the conditions precedent set forth therein not to be met. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by GETCO or any of its respective Affiliates or any other financing be a condition to any of GETCO’s obligations hereunder.

3.28. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of GETCO, any of its Subsidiaries or GETCO’s Affiliates makes any express or implied representation or warranty on behalf of GETCO, its Subsidiaries or its Affiliates, and each of GETCO, its Subsidiaries and GETCO’s Affiliates hereby disclaims any such representation or warranty whether by GETCO, its Subsidiaries or its Affiliates. As used in this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means; provided, that with respect to Knight, the term “Affiliate” shall not include GETCO or any Subsidiary of GETCO or Blocker, and with respect to GETCO, the term “Affiliate” shall not include Knight or any Subsidiary of Knight.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF KNIGHT

Except (i) as disclosed in any of the SEC reports or documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act by Knight with the SEC on or after December 31, 2011 (the “Knight SEC Reports”) but prior to the date of the Original Merger Agreement (excluding (a) any disclosures set forth in any risk factor section or market risk section, and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such Knight SEC Reports to the extent they are cautionary, predictive or forward-looking in nature and (b) any exhibits or schedules appended thereto); or (ii) as disclosed in the disclosure schedule (the “Knight Disclosure Schedule”) delivered by Knight to GETCO and Blocker prior to the execution of the Original Merger Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), Knight hereby represents and warrants to GETCO and Blocker as follows:

4.1. Corporate Organization. (a) Knight is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. Knight has the requisite power and authority to own or lease (or sublease) all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except where the failure to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight.

(b) True, complete and correct copies (i) of the Articles of Incorporation of Knight (the “Knight Certificate”) and the Bylaws of Knight (the “Knight Bylaws”), (ii) the Articles of Incorporation of the Company and the Bylaws of the Company, (iii) the Articles of Incorporation of Merger Sub A and the Bylaws of Merger Sub A, (iv) the Certificate of Formation and the limited liability company agreement of Merger Sub B and (v) the Certificate of Formation and the limited liability company agreement of Merger Sub C, each as in effect as of the date of the Original Merger Agreement have previously been made available to GETCO.

(c) Each Subsidiary of Knight (i) that is a Material Subsidiary is duly incorporated or duly formed, as applicable to each such Subsidiary, (ii) that is a Material Subsidiary is validly existing, (iii) in jurisdictions where applicable, is in good standing under the laws of its jurisdiction of organization, (iv) has the requisite corporate or similar power and authority to own or lease or sublease all of its properties and assets and to carry on its business as it is now being conducted and (v) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except in the case of clauses (iii), (iv) and (v), where the failure to be in such good standing, to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight. True, complete and correct copies of the certificates of incorporation, bylaws, certificates of formation, limited liability Knight agreements and/or similar governing documents of each Subsidiary of Knight as in effect as of the date of the Original Merger Agreement (the “Knight Subsidiary Governing Documents”) have been previously made available to GETCO. Each of the Company, Merger Sub A, Merger Sub B and Merger Sub C is a newly formed corporation and has engaged in no activities except as contemplated by this Agreement.

4.2. Capitalization. (a) The authorized capital stock of Knight consists of 500,000,000 shares of Knight Common Stock, 20,000,000 shares of Class B common stock (the “Class B Common Stock”) and 20,000,000 shares of preferred stock, of which as of November 30, 2012 the “Capitalization Date”), 182,923,461 shares of Knight Common Stock were issued and outstanding; no shares of Class B Common Stock were issued and outstanding, 272,741 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of Knight (the “Knight Series A-1 Preferred Stock”) were issued and outstanding; and no shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of Knight (the “Knight Series A-2 Preferred Stock,” were issued and outstanding. As of the Capitalization Date, 72,696,636 shares of Knight Common Stock were held in Knight’s treasury. As of the Capitalization Date, there were outstanding (A) 2,503,588 Knight Stock Options, which if exercised in full would result in the issuance of 2,503,588 shares of Knight Common Stock, (B) 8,640,183 Knight RSUs outstanding under Knight Stock Plans, which if settled in full would result in the issuance of 8,640,183 shares of Knight Common Stock, (C) 6,799,728 additional shares of Knight Common Stock authorized for issuance under Knight Stock Plans, and (D) 181,827,424 shares of Knight Common Stock reserved for issuance upon conversion of the Knight Series A-1 Preferred Stock. Except as set forth in this Section 4.2(a), Knight does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Knight Common Stock, Knight Series A-1 Preferred Stock, Knight Series A-2 Preferred Stock, Voting Debt or any other equity securities of Knight or any securities representing the right to purchase or otherwise receive any shares of Knight Stock, Voting Debt or other equity securities of Knight. All of the issued and outstanding shares of Knight Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No shares of Knight Stock are held by any Subsidiary of Knight.

(b) There are no bonds, debentures, notes or other Indebtedness of Knight or any of its Subsidiaries (the “Knight Debt”) issued or outstanding that are Voting Debt. There are no contractual obligations of Knight or any of its Subsidiaries, (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Knight or its Subsidiaries or any equity security of Knight or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Knight or its Subsidiaries or (ii) pursuant to which Knight or any of its Subsidiaries is or could be required to register shares of the capital stock of Knight or any of its Subsidiaries or any other securities under the Securities Act. Set forth in Section 4.2(b) of the Knight Disclosure Schedule is a true, complete and correct list, as of the date of the Original Merger Agreement, of (x) all Knight Debt and (y) each Subsidiary (direct or indirect) of Knight and any joint ventures, formal partnerships or similar arrangements in which Knight or any of its Subsidiaries has a limited liability Knight, partnership or other equity interest (and the amount and percentage of any such interest). No entity in which Knight or any of its Subsidiaries owns, for its own account and not in connection with its business in the ordinary course (including, for the avoidance of doubt, market-making), directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of Knight and its Subsidiaries taken as a whole.

(c) (i) All of the issued and outstanding shares of capital stock or other equity ownership interests, including limited liability company interests, of each Subsidiary of Knight (including the Company, Merger Sub A, Merger Sub B and Merger Sub C) are owned by Knight or a wholly owned Subsidiary of Knight, directly or indirectly, free and clear of any Liens, other than Permitted Encumbrances or any Liens that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight and (ii) all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Knight has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Each share of Company Common Stock to be issued in the Mergers shall be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

4.3. Authority; No Violation. (a) Each of Knight, the Company, Merger Sub A, Merger Sub B and Merger Sub C (collectively, the “Knight Companies”) has full power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Knight Merger by the stockholders of Knight (solely in the case of Knight), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of the Knight Companies. The Board of Directors of each of the Knight Companies has determined that this Agreement is advisable and in the best interests of its respective stockholders and has directed that this Agreement be submitted to its respective stockholders for approval and adoption and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement and the Knight Merger by the affirmative vote of the holders of a majority of the outstanding Knight Common Stock (the “Knight Stockholder Approval”) no other proceedings on the part of the Knight Companies are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Knight Companies, and (assuming due authorization, execution and delivery by GETCO and Blocker) constitutes a valid and binding obligation of the Knight Companies, enforceable against each such party in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by any of the Knight Companies nor the consummation by any of the Knight Companies of the transactions contemplated hereby, nor compliance by any of the Knight Companies with any of the terms or provisions of this Agreement, will (i) violate any provision of the Knight Certificate, Knight Bylaws or the Knight Subsidiary Governing Documents, or any provision of the organizational documents of the Company, Merger Sub A, Merger Sub B or Merger Sub C, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Knight, any of its Subsidiaries or any of their respective properties or assets, or any of the other Knight Companies, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Knight or any of its Subsidiaries (including the other Knight Companies), under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, bylaw or other instrument or obligation to which Knight or any of its Subsidiaries (including the other Knight Companies) is a party or by which any of them or any of their respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight.

4.4. Governmental Consents and Approvals. Except for (a) the filing with the SEC of the Joint Proxy Statement and the S-4, (b) [reserved], (c) the filing of the Knight Certificate of Merger and the GETCO Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA,

(d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of FINRA, the NYSE and any SRO or other Governmental Entity set forth on Section 4.4 of the Knight Disclosure Schedule, (e) any notices or filings under the HSR Act and the expiration or early termination of the HSR Act waiting period applicable to the Knight Merger, (f) such filings and approvals of the NYSE to permit the shares of Company Common Stock to be listed on the NYSE, or (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Company Common Stock pursuant to this Agreement, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Knight of the Knight Merger and the other transactions contemplated by this Agreement, and no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Knight of this Agreement. As of the date of the Original Merger Agreement, Knight knows of no reason why the Regulatory Approvals required to be obtained by Knight or its Subsidiaries should not be obtained on a timely basis.

4.5. Reports; Regulatory Matters. Knight and each of its Subsidiaries have filed (or furnished, as applicable) all Reports that they were required to file (or furnish, as applicable) since January 1, 2010 with (a) FINRA, (b) the SEC and (c) any other Governmental Entity, and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to applicable Law, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Knight. Any such Report regarding Knight or any of its Subsidiaries filed with or otherwise submitted to any Governmental Entity, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by FINRA or any other Governmental Entity in the ordinary course of the business of Knight and its Subsidiaries, there is no pending proceeding before, or, to the knowledge of Knight, pending or threatened action (including proposed legislation, rulemaking or other changes in Law), examination or investigation by, any Governmental Entity into the business or operations of Knight or any of its Subsidiaries or any of the industries in which Knight or any of its Subsidiaries operates. As of the date of the Original Merger Agreement, to the knowledge of Knight, there is no pending or threatened investigation by any Governmental Entity arising out of or relating to the Trading Event.

4.6. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Knight and its Subsidiaries included (or incorporated by reference) in Knight’s reports filed publicly with the SEC since January 1, 2009 (the “Knight Financial Statements”) (i) have been prepared from, and in accordance with, the books and records of Knight and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Knight and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments) and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentations items), except, in each case, as indicated in such statements or in the notes thereto. Since January 1, 2009, the books and records of Knight and its Subsidiaries have been, and are being, maintained in a manner necessary to permit preparation of Knight’s financial statements in all material respects in accordance with GAAP and in accordance, in all materials respects, with any other applicable legal requirements. As of the date of the Original Merger Agreement, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of Knight as a result of or in connection with any disagreements with Knight on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities and obligations that are fully reflected or reserved against on the June 30, 2012 consolidated balance sheet of Knight included in Knight Financial Statements; or (ii) liabilities and obligations incurred in the ordinary course of business since June 30, 2012 consistent with past practice, neither

Knight nor any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Knight. Neither Knight nor any of its Subsidiaries is a party to any “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(c) Knight (x) maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) sufficient to provide reasonable assurance that material information relating to Knight, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Knight by others within those entities, and (y) since December 31, 2008, has disclosed to Knight’s outside auditors and the audit committee of Knight’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Knight’s ability to record, process, summarize and report financial information and (ii) to the knowledge of Knight, any fraud, whether or not material, that involves management or other employees who have a significant role in Knight’s internal controls over financial reporting.

(d) Since December 31, 2011, (i) neither Knight nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Knight or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Knight or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Knight or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Knight or any of its Subsidiaries, whether or not employed by Knight or any of its Subsidiaries, has reported to the Board of Directors of Knight, any committee thereof or to any officer of Knight evidence of a material violation of securities laws, a breach of fiduciary duty or a similar violation by Knight or any of its officers, directors or employees.

4.7. Absence of Certain Changes or Events. (a) Since December 31, 2011, no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Knight.

(b) Since June 30, 2012, through and including the date of the Original Merger Agreement, Knight and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) The pre-tax trading loss (the “Trading Loss”) sustained by Knight and its Subsidiaries on August 1, 2012, as disclosed by Knight in its Form 8-K dated August 2, 2012, was the result of a technology issue related to Knight’s installation of trading software and resulted in Knight sending for execution numerous erroneous orders in NYSE-listed and NYSE ARCA securities (the “Trading Event”). The Trading Loss was approximately $461.1 million and the Power Peg software code that caused the Trading Event has been removed from Knight’s (and any of its applicable Subsidiaries’) systems. There have been no similar malfunctions since August 1, 2012.

4.8. Legal Proceedings.

(a) There are no material pending actions, suits or proceedings (or, to Knight’s knowledge, threatened) against Knight or any of its Subsidiaries, or any of their respective properties, at law or in equity or before any Governmental Entity or arbitration panel. A list of all pending actions, suits or proceedings (or, to Knight’s knowledge, threatened) against Knight or any of its Subsidiaries relating to the Trading Event as of the date of the Original Merger Agreement is set forth on Section 4.8 of the Knight Disclosure Schedule.

(b) Neither Knight nor any of its Subsidiaries nor any of their respective assets is subject to any material outstanding order, writ, judgment, settlement agreement, injunction or decree, in each case, entered, issued or made by or with any Governmental Entity.

4.9. Taxes and Tax Returns. (a) All material Tax Returns required to be filed by or with respect to Knight or any of its Subsidiaries have been timely filed (taking into account any permitted exceptions) and prepared in accordance with applicable Law, and each such Tax Return is true, correct and complete in all material respects. Knight and each of its Subsidiaries has paid all material Taxes (whether or not shown on such Tax Returns) due and payable by it prior to Closing.
(b) All material Taxes or other amounts relating to the payment of Taxes that Knight or any of its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and have been paid over to the proper Governmental Entity or other Person. Knight and each of its Subsidiaries has complied, in all material respects, with all applicable Laws relating to the payment, collection, withholding and reporting of any amounts related to Taxes, including with respect to payments made to any employee, independent contractor, creditor, stockholder, partner or other third party.

(c) There are no Liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any assets of Knight or any of its Subsidiaries.

(d) There is no Tax Proceeding pending or threatened in writing with respect to any material Taxes of Knight or any of its Subsidiaries. Neither Knight nor any of its Subsidiaries is presently under any examination or audit by any Taxing Authority. No material claim has been made in writing by a Taxing Authority in a jurisdiction where Knight or any of its Subsidiaries does not file Tax Returns to the effect that it is required to file Tax Returns in or may be subject to Tax by that jurisdiction. No extension or waiver of the period for assessment or collection of any Tax is currently in effect with respect to Knight or any of its Subsidiaries. Neither Knight nor any of its Subsidiaries has extended the time within which to file any material Tax Return, which Tax Return will not be filed prior to the Closing Date.

(e) Neither Knight nor any of its Subsidiaries is a party to, bound by or obligated under, any Tax Sharing Agreement. Neither Knight nor any of its Subsidiaries has any material liability for Taxes of any other Person under any applicable Law, as a transferee or successor, by contract or otherwise.

(f) Neither Knight nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity. Neither Knight nor any of its Subsidiaries has granted to any Person any power of attorney that will be in force after the Closing with respect to any Tax matter.

(g) Neither Knight nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code or the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.10. Employee Benefit Plans. (a) Section 4.10(a) of the Knight Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, incentive, stock-based, profit sharing, deferred compensation, retiree medical or life insurance, supplemental retirement, retirement, severance, termination, change in control, employment, consulting or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Knight or any Subsidiary of Knight is a party, with respect to which Knight or any Subsidiary of Knight has any current or future obligation or that are maintained, contributed to or sponsored by Knight or any Subsidiary of Knight, in each case, to or for the benefit of any current or former employee, officer, director or independent contractor of Knight or any Subsidiary of Knight (all such plans, programs, arrangements, contracts or agreements, collectively, the “Knight Benefit Plans”).

(b) As of the date of the Original Merger Agreement, Knight has delivered or made available to GETCO true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Knight Benefit Plan (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof), (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a Knight Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Knight Benefit Plan, (v) the most recent summary plan description, if any, for such Knight Benefit Plan set forth on Section 4.10(b) of the Knight Disclosure Schedule and all material modifications thereto, (vi) all material amendments, modifications or supplements to any Knight Benefit Plan, and (vii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Knight Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to GETCO, there are no material amendments to any Knight Benefit Plans that have been adopted or approved nor has Knight or any of its Subsidiaries agreed to make any such amendments or to adopt or approve any new Knight Benefit Plans.

(c) Each Knight Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Knight Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(d) Section 4.10(d) of the Knight Disclosure Schedule identifies each Knight Benefit Plan that is intended to be a Qualified Plan. The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan and the related trust has not been revoked and, to the knowledge of Knight, there are no existing circumstances and no events have occurred that would reasonably be expected to result in a loss of the qualified status of any Qualified Plan or the related trust. No trust funding any Knight Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No Knight Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has Knight or any of its Subsidiaries or Knight ERISA Affiliates maintained an employee benefit plan subject to Title IV of ERISA at any time during the six years prior to the date of the Original Merger Agreement. “Knight ERISA Affiliate” means a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included Knight, any predecessor to Knight or any of Knight’s past or present Subsidiaries.

(f) Except as set forth in Section 4.10(f) of the Knight Disclosure Schedule: (i) no Knight Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; (ii) none of Knight and its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Knight and its Subsidiaries has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g) Except as set forth in Section 4.10(g) of the Knight Disclosure Schedule, neither Knight nor any Subsidiary of Knight sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment health or medical, disability, life insurance or other welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar law.

(h) All contributions required to be made to any Knight Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Knight Benefit Plan, for any period through the date of the Original Merger

Agreement, have been made or paid in full or, to the extent not required to be made or paid on or before the date of the Original Merger Agreement, have been fully reflected on the books and records of Knight, in all material respects, to the extent required by GAAP.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Mergers and the transactions contemplated hereby will (either alone or in conjunction with a subsequent termination of employment) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Knight or any Subsidiary of Knight, or result in any limitation on the right of Knight or any Subsidiary of Knight to amend, merge, terminate or receive a reversion of assets from any Knight Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Knight or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Knight Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code. Knight has made available to GETCO true, correct and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(j) Except as would not reasonably be expected to give rise to a material liability to Knight or any Subsidiary of Knight, there does not now exist, nor do any circumstances exist that could reasonably be expected to result in any Controlled Group Liability. Without limiting the generality of the foregoing, neither Knight nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) None of Knight and its Subsidiaries nor to Knight’s knowledge any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Knight Benefit Plans or their related trusts, Knight, any of its Subsidiaries or any person that Knight or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to the knowledge of Knight, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against Knight Benefit Plans, any fiduciaries thereof with respect to their duties to Knight Benefit Plans or the assets of any of the trusts under any of Knight Benefit Plans which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Knight or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Knight Benefit Plan, or any other party.

(m) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Knight, all Knight Benefit Plans subject to the laws of any jurisdiction outside of the United States for the benefit of employees of Knight or any of its Subsidiaries residing outside of the United States (each, a “Knight Foreign Plan”): (i) have been maintained in material compliance with the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Knight Foreign Plan, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

4.11. Labor Matters. (a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Knight or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving Knight or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Knight or any of its Subsidiaries at any time within five (5) years of the date of the Original Merger Agreement.

(b) Neither Knight nor any of its Subsidiaries is currently or at any time since January 1, 2010 has been a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Knight and its Subsidiaries is in material compliance with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, employee privacy, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not reasonably be expected to result in any material liability to Knight or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the knowledge of Knight, threatened against Knight or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

4.12. Compliance with Applicable Law.

(a) Since January 1, 2010, Knight and each of its Subsidiaries has complied with applicable Law (including the net capital requirements under the Exchange Act) in all material respects.

(b) (i) Knight and each of its Subsidiaries hold all material Permits for the lawful conduct of their respective businesses as currently conducted, (ii) all such Permits are valid and in full force and effect and (iii) since January 1, 2010, neither Knight nor any of its Subsidiaries has received written notice that the Governmental Entity or other Person issuing or authorizing any such Permit intends to terminate or refuse to renew or reissue any such Permit.

(c) Neither Knight nor any of its Subsidiaries nor, to Knight’s knowledge, any of their respective directors, officers, employees, or agents for or on behalf of Knight or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable Laws or any conventions to which Knight and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

4.13. Certain Contracts. (a) Section 4.13(a) of the Knight Disclosure Schedule contains a complete and correct list of each of the following Contracts to which Knight or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case, as of the date of the Original Merger Agreement:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract with a customer of Knight or any of its Subsidiaries that is reasonably expected to provide for payments to Knight and its Subsidiaries from customers of Knight or its Subsidiaries in excess of $1,200,000 in 2012;

(iii) any Contract with a supplier of Knight or any of its Subsidiaries that is reasonably expected to provide for payments from Knight and its Subsidiaries to such supplier in excess of $1,200,000 in 2012;

(iv) (A) any lease, sublease or similar arrangement under which Knight or any of its Subsidiaries is the lessee or sublesse of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $1,200,000 and (B) any lease, sublease or similar arrangement under which GETCO or any of its Subsidiaries is the lessee or sublessee of real property owned or leased by any third party for an annual rent in excess of $1,200,000;

(v) any Contract expressly prohibiting or restricting the ability of Knight or its Subsidiaries (or, following the Effective Time, the surviving entity and its affiliates) to conduct its business, to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person;

(vi) any Contract that obligates Knight or any of its Subsidiaries (or following the Effective Time, the surviving entity and its affiliates) to conduct business on an exclusive basis with any third party, that contains “most favored nation” or similar covenants, or that contains non-competition or similar covenants;

(vii) any Contract that is material to Knight or any of its Subsidiaries for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits, expenses or payments;

(viii) any Contract that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise other than Knight’s Subsidiaries, that is material to Knight and its Subsidiaries;

(ix) any Contract relating to any Indebtedness of Knight or its Subsidiaries in excess of $5,000,000;

(x) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of Knight or its Subsidiaries in excess of $5,000,000;

(xi) any Contract pursuant to which Knight or any of its Subsidiaries (A) licenses Knight Intellectual Property to any third Person or (B) licenses Intellectual Property from any third Person, in each case of (A) and (B), that is material to the business of Knight or any of its Subsidiaries (other than Contracts for commercially available, off-the-shelf software);

(xii) any Contract under which Knight or any of its Subsidiaries is obligated to pay any earn outs or other similar contingent purchase price obligations;

(xiii) any Contract relating to the acquisition or disposition of any assets or business for a purchase price in excess of $1,000,000 (whether by merger, sale of stock, sale of assets or otherwise) with any outstanding obligations as of the date of the Original Merger Agreement that are material to Knight or any of its Subsidiaries or contain any outstanding right of first refusal, right of first offer or similar right;

(xiv) any Contract pursuant to which Knight or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Knight or any of its Subsidiaries (other than the organizational documents of Knight or its Subsidiaries); and

(xv) any material Contracts between Knight or any of its Subsidiaries, on the one hand, and any of Knight’s stockholders or their affiliates (other than Knight and its Subsidiaries), on the other hand, other than Contracts between or among Knight or any of its Subsidiaries, on the one hand, and any current or former employee of or consultant to Knight or any of its Subsidiaries, on the other hand, relating to the employment or consulting relationship between Knight or a Subsidiary of Knight and such current or former employee or consultant.

Each Contract of the type described in this Section 4.13(a), whether or not set forth in the Knight Disclosure Schedule, is referred to as a “Knight Contract.”

(b) Each Knight Contract is a valid and binding obligation of Knight or the Subsidiary that is party thereto and, to Knight’s knowledge, the other parties thereto, enforceable against Knight and its Subsidiaries and, to Knight’s knowledge, the other parties thereto in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception). Neither Knight nor any of its Subsidiaries is, nor, to Knight’s knowledge, is any other party, in breach, default or violation (and no event has occurred or not occurred through Knight’s or any of its Subsidiaries’ action or inaction or, to Knight’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Knight Contract, except for breaches, defaults or violations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Knight. There are no disputes pending or, to Knight’s knowledge, threatened with respect to any Knight Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Knight.

4.14. Customers. Section 4.14 of the Knight Disclosure Schedule sets forth a complete and accurate list of the names of Knight Significant Customers as of the date of the Original Merger Agreement. For the purposes of this Agreement, “Knight Significant Customer” shall mean each of the customers of Knight that accounts for 10% or more of Knight’s revenues for each of the two most recent fiscal years.

4.15. Property.

(a) Knight or one of its Subsidiaries (i) has good and marketable title to all real property and assets reflected in the latest audited balance sheet included in Knight Financial Statements as being owned by Knight or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Knight Owned Properties”), free and clear of all Liens, except Permitted Encumbrances and (ii) is the lessee or sublessee of all leasehold or subleasehold estates (respectively) reflected in the latest audited financial statements included in such Knight Financial Statements or acquired after the date thereof (except for leases or subleases that have expired by their terms since the date thereof) (collectively with the Knight Owned Properties that are real property, and including all appurtenances and improvements thereto and fixtures thereon, the “Knight Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased or subleased thereunder, and each such lease or sublease is valid without default thereunder by the lessee or sublessee, or to Knight’s knowledge, the lessor or sublessor. Section 4.15 of the Knight Disclosure Schedule sets forth a true and complete list, as of the date of the Original Merger Agreement, of all Knight Real Property. Knight Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on Knight Real Property, taken as a whole, are in reasonable operating condition. There are no pending or, to Knight’s knowledge, threatened condemnation proceedings against Knight Real Property.

(b) Knight and its Subsidiaries own or lease/sublease and have good and valid title to, or have valid rights to use, all material properties and assets (real, personal or mixed, tangible or intangible) used in their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances. The material tangible property and tangible assets owned or leased by Knight or its Subsidiaries, taken as a whole, is in reasonable operating condition, ordinary wear and tear excepted.

4.16. Intellectual Property.

(a) To the knowledge of Knight, Knight and its Subsidiaries own or have the right pursuant to written Contracts to use all Intellectual Property that is material to the conduct of the business of GETCO and its Subsidiaries.

(b) Section 4.16(b) of the Knight Disclosure Schedule sets forth a true and complete list of all (i) currently registered and currently pending applications for registration of Intellectual Property filed by or in the name of Knight or any of its Subsidiaries in any jurisdiction, including for each item the jurisdiction, number and filing date. All of the rights of Knight and its applicable Subsidiaries in the Intellectual Property identified on Section 4.16(b) of the Knight Disclosure Schedule are, to the knowledge of Knight, valid and enforceable. Knight and its Subsidiaries have taken commercially reasonable actions to maintain and protect the Intellectual Property owned or purported to be owned by Knight or its Subsidiaries (the “Knight Intellectual Property”) and to protect the secrecy, confidentiality, and value of the trade secrets owned by Knight or its Subsidiaries, in each case that are material to the conduct of the business of Knight and its Subsidiaries. Knight exclusively owns all right, title and interest in and to the Knight Intellectual Property, free and clear of all Liens, other than Permitted Encumbrances.

(c) To the knowledge of Knight, the operation of the business of Knight and its Subsidiaries does not infringe upon or otherwise violate any Intellectual Property rights of others in any material respect.

(d) To the knowledge of Knight, no Person is infringing upon or otherwise violating any Knight Intellectual Property in any material respect.

(e) There are no unresolved claims pending or, to the knowledge of Knight, threatened (i) alleging that Knight or any of its Subsidiaries infringes, misappropriates or otherwise violates Intellectual Property rights of any third Person in any material respect or (ii) opposing or attempting to cancel any rights of Knight or any of its Subsidiaries in or to any material Intellectual Property. The consummation of the Mergers would not reasonably be expected to result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Knight’s or any of its Subsidiaries’ right to own, use, hold for use, or otherwise exploit any Intellectual Property material to the conduct of the business of Knight and its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Knight.

(f) Knight and each of its Subsidiaries has secured from each of its employees and contractors, as applicable, valid and binding assignments of all Intellectual Property rights developed by such employee or contractor that comprise any of the Intellectual Property owned or purported to be owned by Knight or its Subsidiaries.

4.17. Environmental Laws and Regulations.

(a) The operations of Knight and its Subsidiaries comply in all material respects with all applicable Environmental Laws. Knight and its Subsidiaries have obtained all material Environmental Permits necessary for the operation of their respective businesses as presently conducted, and all such Environmental Permits are in good standing. Neither Knight nor any of its Subsidiaries is subject to any proceeding, written order or written claim or, to Knight’s knowledge, any ongoing investigation, by any Person against Knight regarding any alleged violation of or liability arising under any Environmental Law. Neither Knight nor any of its Subsidiaries is subject to any material ongoing obligations pursuant to an outstanding order, judgment, decree or settlement with respect to any alleged violation of or liability under any Environmental Law.

(b) (i) There have been no Releases by Knight or any of its Subsidiaries of any Hazardous Substances into, on or under or from any Knight Real Property, and (ii) Knight has not been notified in writing of potential liability for any Releases by or arranged for by Knight or any of its Subsidiaries of any Hazardous Substances into, on, under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which Knight or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would not reasonably be expected to result in any material liability to Knight. Neither Knight nor any of its Subsidiaries has received notice of, or, to Knight’s knowledge, is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal, except for such notices or proceedings that would not result in a material obligation or liability of Knight. Knight has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any Knight Real Property, except for the filing of notices relating to matters that would not reasonably be expected to be material to Knight.

(c) Neither Knight nor any of its Subsidiaries has received any written notification from any Governmental Entity of any alleged Release from any real property securing any Knight Loan (“Mortgaged Property”), in violation of, or as would result in a material liability under, applicable Environmental Law, other than a release (i) with respect to which (A) such Governmental Entity has provided written notice to Knight or any of its Subsidiaries that it has been remediated to the satisfaction of such Governmental Entity or (B) the required remedial action is being undertaken by the related Obligor or (ii) that would not reasonably be expected to be material to Knight.

4.18. Information Technology; Security & Privacy. All material information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, used in or necessary to the conduct of the business of Knight or any of its Subsidiaries (collectively, “Knight IT Systems”) are in all material respects in good working condition to effectively perform the information technology operations necessary to conduct the business of Knight or any of its Subsidiaries. Since January 1, 2010, neither Knight nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, its conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Knight IT Systems. Knight and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of Knight and its Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of Knight or any of its Subsidiaries.

4.19. Broker-Dealer Matters.

(a) Each Knight Subsidiary that is a Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act applicable to broker-dealers. Each Broker-Dealer Subsidiary is a member organization in good standing of FINRA and any other required SRO and is in compliance in all material respects with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it. Each Broker-Dealer Subsidiary is duly registered, licensed or qualified as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered, licensed or qualified and each such registration, license or qualification is in full force and effect, except for any non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect on Knight. There is no action or proceeding pending or, to Knight’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications, except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

(b) None of Knight or any of its Subsidiaries, nor any of their respective directors, officers, employees or “associated persons,” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act), (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of Knight or its Subsidiaries as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (iv) there is no investigation pending or, to the knowledge of Knight, threatened against Knight or any of its Subsidiaries or any of its “associated persons,” whether formal or informal, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a statutory disqualification as described in clause (ii) or subject to a disqualification as described in clause (iii).

(c) Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory net capital requirements and no distribution of cash is required to be made by any such Broker-Dealer Subsidiary that will result in it not being in compliance with applicable regulatory net capital requirements. Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets.

(d) Knight has made available to GETCO a true, correct and complete copy of each Broker-Dealer Subsidiary’s Form BD filed since January 1, 2008, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of the Original Merger Agreement and a true, correct and complete copy of each other registration, report and material correspondence filed by each Broker-Dealer Subsidiary with any Governmental Entity or SRO since January 1, 2008 and will deliver or make available to GETCO such forms, registrations, reports and correspondence as are filed from and after the date of the Original Merger Agreement and prior to the Closing. Each Form BD and each Broker-Dealer Subsidiary’s other registrations, forms, and other reports filed with any Governmental Entity or SRO since January 1, 2008 complied in all material respects at the time of filing with the applicable requirements of the Exchange Act and applicable Law.

(e) None of Knight nor any of its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or futures or swaps introducing broker under any laws or regulations.

(f) Knight has provided GETCO with true, correct and complete copies as in effect as of the date of the Original Merger Agreement of (i) policies of Knight and its Subsidiaries reasonably designed to avoid corruption, bribery, money laundering, political contributions or unlawful payments or gifts to government officials, (ii) personal securities trading policies of Knight and its Subsidiaries, and (iii) codes of conduct and ethics of Knight and its Subsidiaries.

(g) The conduct of the business of Knight and its Subsidiaries, as presently conducted and as conducted at all times prior to the date of the Original Merger Agreement, does not require Knight or any of its Subsidiaries or any of their respective officers or employees to be registered as an investment adviser under the Investment Advisers Act of 1940 or as an investment adviser or investment adviser representative or agent under the Laws of any Governmental Entity or with any SRO.

4.20. Material Interests of Certain Persons. No current or former officer or director of any of Knight or its Subsidiaries, or stockholder of Knight or “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director or stockholder, has any material interest in any material property (whether real or personal, tangible or intangible) or contract used in or pertaining to the business of Knight or any of its Subsidiaries.

4.21. Derivative Instruments and Transactions. Knight and its Subsidiaries have not entered into any Derivative Transactions for their own account. All Derivative Transactions, entered into for the account of any customer: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of Knight or its Subsidiaries, as applicable, and, to Knight’s knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception). Knight and its Subsidiaries and, to Knight’s knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To Knight’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Knight and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied.

4.22. Insurance. Subject to any settlements and commutations, as of the date of the Original Merger Agreement, all material insurance policies held by, or for the benefit of Knight and its Subsidiaries are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since January 1, 2012, neither Knight nor any of its Subsidiaries has received written notice of cancelation or termination, other than in connection with normal renewals, of any such insurance policies, and no claim or claims have been reported to an insurance provider and are pending as of the date of the Original Merger Agreement under any such insurance policy.

4.23. Mortgage Business.

(a) As of the date Original Merger Agreement, Knight MORTGAGE SUB (“KMS”) is an approved seller/servicer in good standing with the Government National Mortgage Association (“Ginnie Mae”) and the United States Department of Housing and Urban Development (“HUD”), is duly qualified, licensed, registered and otherwise authorized under all Applicable Law, and, if applicable, meets the minimum capital requirements set forth by the Office of the Comptroller of the Currency. As of the date of the Original Merger Agreement, KMS has not received any notice or other written communication from Ginnie Mae or HUD of any pending or threatened adverse change to its good standing with Ginnie Mae or HUD.

(b) Section 4.23 of the Knight Disclosure Schedule lists all warehouse lines of credit (the “Warehouse Lines”) to which KMS is a party with non-affiliates as of the date of the Original Merger Agreement. As of the date of the Original Merger Agreement, (i) KMS has not received any notice from any creditor thereunder that a default or event of default exists; (ii) no waiver, amendments or modifications to the Warehouse Lines since November 30, 2012 have been validly executed and are now existing other than waivers, amendments or modifications entered into in the ordinary course consistent with past practice; and (iii) KMS is able to borrow funds pursuant to the terms set forth in the Warehouse Lines.

(c) As of the date of the Original Merger Agreement, all home equity conversion loans originated by KMS are insured by the Federal Housing Administration (“FHA”) other than certain loans with an aggregate outstanding principal balance of not more than $10,000,000. Each home equity conversion loan originated by KMS is originated in accordance with the guidelines set forth by the FHA, as described in the FHA Handbook 4235.1 Rev-1, Home Equity Conversion Mortgages, as amended or modified by mortgagee letters issued from time to time by the FHA except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

(d) As of the date of the Original Merger Agreement, there is no pending or, to the Knowledge of Knight, threatened, cancelation or reduction of any mortgage sale agreement relating to a mortgage with an outstanding principal balance of $1,000,000 or more (“Loan Sale Agreement”), to which Knight or any Subsidiary of Knight is a party and the obligations of Knight or such Subsidiary under each such Loan Sale Agreement are being performed by Knight or such Subsidiary and, to the Knowledge of Knight as of the date of the Original Merger Agreement, the counterparties to each Loan Sale Agreement in accordance with its terms, in each case in all material respects. There is no material breach by Knight or any Subsidiary of Knight under any Loan Sale Agreement and as of the date of the Original Merger Agreement no third party has exercised or, to the Knowledge of Knight, is threatening in writing to exercise its contractual right to require Knight or any Subsidiary of Knight to repurchase any loan that was originated, closed and/or funded by Knight or any Subsidiary of Knight (a “Knight Loan”) from such third party due to a breach of a representation, warranty or covenant by Knight or any Subsidiary of Knight under a Loan Sale Agreement other than any repurchases that occurred prior to September 30, 2012.

(e) As of the date of the Original Merger Agreement, no Knight Loan has been held for sale or investment by KMS for a period of time after the date of funding that is outside the requirements of any applicable Warehouse Line, except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

(f) No Knight Loan held for investment by KMS and not included in a Ginnie Mae pool with an outstanding principal balance of $1,000,000 or more is (x) past due with respect to any scheduled payment of principal or interest for a period of time that is outside the requirements of any applicable Warehouse Line, (y) in foreclosure or (z) subject to bankruptcy proceedings commenced by or in respect of the borrower.

(g) Each Knight Loan was underwritten and originated, and the loan documents and loan files maintained by Knight or a Subsidiary of Knight with respect thereto are being maintained by Knight or such Subsidiary in compliance with all applicable Laws except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight. The Knight Loans serviced by Knight or a Subsidiary of Knight are so serviced in accordance with Applicable Laws and with the requirements of any Loan Sale Agreement, except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

4.24. State Takeover Laws. The Board of Directors of Knight has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law. A true and correct copy of all resolutions (redacted as necessary) passed by the Board of Directors of Knight relating to GETCO pursuant to Section 203 of the DGCL have been provided to GETCO.

4.25. Knight Information. The information relating to Knight and its Subsidiaries that is provided in writing by Knight or its representatives (i) specifically for inclusion in the Joint Proxy Statement will not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading and (ii) for inclusion in any statement, filing, notice or application to any Governmental Entity in connection with the transactions contemplated by this Agreement will be true and complete in all material respects as of the date so furnished.

4.26. Broker’s and Other Fees. Except for Sandler O’Neill + Partners, L.P., neither Knight nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.27. Fairness Opinion. Prior to the execution of the Original Merger Agreement, Knight has received a fairness opinion from Sandler O’Neill + Partners, L.P., providing that as of the date of the Original Merger Agreement the consideration to be provided to the shareholders of Knight Common Stock (other than Jefferies & Company, Inc. and its Affiliates and GETCO and its Affiliates) is fair, from a financial point of view, to such shareholders. Knight has provided GETCO a true and correct copy of such fairness opinion.

4.28. Reserved.

4.29. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Knight, any of its Subsidiaries or Knight’s Affiliates makes any express or implied representation or warranty on behalf of Knight, its Subsidiaries or its Affiliates, and each of Knight, its Subsidiaries and Knight’s Affiliates hereby disclaims any such representation or warranty whether by Knight, its Subsidiaries or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BLOCKER

Except as disclosed in the disclosure schedule (the “Blocker Disclosure Schedule”) delivered by Blocker to GETCO and Knight prior to the execution of this Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), Blocker hereby represents and warrants to GETCO and to Knight as follows:

5.1. Corporate Organization. Blocker is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. True, complete and correct copies of the Certificate of Formation of Blocker (the “Blocker Certificate”) and the Limited Liability Company Agreement of Blocker (the “Blocker Operating Agreement”) as in effect as of the date of the Original Merger Agreement and as of the Closing have previously been made available to Knight and to GETCO. There are no other organizational or governance documents or agreements of Blocker or otherwise relating to the rights, preferences, duties and obligations of the holder of equity interests of Blocker, except as set forth on Section 5.5 of the Blocker Disclosure Schedule.

5.2. Authority and Enforceability. Blocker has full power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Mergers by the holders of equity interests of Blocker, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Blocker. No other proceedings on the part of Blocker are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Blocker and (assuming due authorization, execution and delivery by the Company, Knight, GETCO, Merger Sub A, Merger Sub B and Merger Sub C) constitutes a valid and binding obligation of Blocker, enforceable against Blocker in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

5.3. No Conflict. Neither the execution and delivery of this Agreement by Blocker nor the consummation by Blocker of the transactions contemplated hereby, nor compliance by Blocker with any of the terms or provisions of this Agreement, will (i) violate any provision of the Blocker Certificate or the Blocker Operating Agreement or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Blocker or any of its respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Blocker under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, bylaw or other instrument or obligation to which Blocker is a party or by which any of them or any of its respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, prevent or materially impair, or reasonably be expected to prevent or materially impair Blocker’s ability to timely consummate the transactions contemplated by this Agreement.

5.4. Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party is required by Blocker in connection with the execution, delivery and performance of any Transaction Agreement to which Blocker is a party, except for (a) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (b) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as are set forth in Section 5.4 of the Blocker Disclosure Schedule and

(c) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings the failure to obtain or make would not prevent or materially impair, or reasonably be expected to prevent or materially impair Blocker’s ability to timely consummate the transactions contemplated by this Agreement.

5.5. Entities.

(a) Schedule 5.5(a) of the Blocker Disclosure Schedule sets forth a true and complete list of the authorized, issued and outstanding equity interests of Blocker. All of the issued and outstanding equity interests are duly authorized and validly issued and are not subject to preemptive rights created by statute, the organizational documents of Blocker, or any agreement to which Blocker is a party or by which it is bound. All of the issued and outstanding Units of Blocker are held by the Persons with the domicile addresses and in the percentage amounts set forth on Schedule 5.5(a) of the Blocker Disclosure Schedule. Blocker does not have any outstanding equity interests that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right. Except as set forth in Section 5.5(a) of the Blocker Disclosure Schedule, Blocker has no other capital stock or equity interests authorized, issued or outstanding. There are no declared or accrued but unpaid dividends or distributions with respect to any of Blocker’s equity interests.

(b) All outstanding equity interests of Blocker have been issued in compliance with all applicable securities laws and were issued or transferred in accordance with any right of first refusal or similar right or limitation applicable thereto, including those in Blocker’s organizational documents.

(c) Blocker has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person.

(d) There are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which Blocker is a party or by which Blocker is bound obligating Blocker to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity or voting interests of Blocker.

(e) Blocker does not have and has never had any subsidiaries and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in or control of, and has no obligation to make any debt or equity investment in or contribution to, directly or indirectly, any other Person (other than the GETCO Units set forth opposite Blocker’s name on Schedule 5.5(h) of the Blocker Disclosure Schedule).

(f) Blocker was formed solely for the purpose of holding its equity interest in GETCO and has not conducted any operations other than in connection with obtaining and holding its equity interest in GETCO or in connection with the transactions contemplated by this Agreement.

(g) Except as set forth on Section 5.5(g) of the Blocker Disclosure Schedule, Blocker has no Liabilities, and as of the Closing shall have no Liabilities. The sole asset of Blocker is its GETCO Units set forth opposite Blocker’s name on Schedule 5.5(h) of the Blocker Disclosure Schedule.

(h) Schedule 5.5(h) of the Blocker Disclosure Schedule sets forth the record and beneficial ownership of Blocker’s equity interest in GETCO. As of immediately prior to the Closing, Blocker will have good and valid title to all such equity interests, free and clear of all Liens.

(i) There is no action, suit, claim, litigation, arbitration, investigation, audit or proceeding of any nature pending, or to the Knowledge of Blocker, threatened, against Blocker or any of Blocker’s officers or directors (in their capacities as officers and directors of Blocker) by or before any Governmental Entity.

5.6. Tax Matters.

(a) Blocker has been treated as an association taxable as a corporation for U.S. federal income tax purposes at all times since its formation.

(b) For all taxable periods (or portions thereof) beginning on or after the date of its formation, Blocker (i) has timely filed all material Tax Returns required to be filed in a manner consistent with the Schedule K-ls it has received from GETCO and paid all Taxes due in respect of income and gains of GETCO allocated to Blocker as shown on such Schedule K-1s, and (ii) has not realized for Tax purposes any income or gains other than any income or gain allocated by GETCO or otherwise through GETCO.

(c) Blocker has no liability for the Taxes of any other Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract, by operation of law or otherwise. Blocker is not a party to, bound by or obligated under, any Tax Sharing Agreement.

(d) No audit or other examination of any Tax Return of Blocker is presently in progress, nor has Blocker been notified in writing of any request for such an audit or other examination. Blocker has not executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(e) Blocker has not taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code or the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.7. Brokers’ and Finders’ Fees. Except as set forth on Section 5.7 of the Blocker Disclosure Schedule, Blocker has not incurred any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement, nor will any other party hereto incur any such liability based on arrangements made by Blocker.

5.8. State Takeover Laws. The Board of Directors of Blocker has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law.

5.9. Blocker Information. The information relating to Blocker that is provided in writing by Blocker or its representatives (i) specifically for inclusion in the Joint Proxy Statement will not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading and (ii) for inclusion in any statement, filing, notice or application to any Governmental Entity in connection with the transactions contemplated by this Agreement will be true and complete in all material respects as of the date so furnished.

5.10. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Blocker or Blocker’s Affiliates makes any express or implied representation or warranty on behalf of Blocker or its Affiliates, and each of Blocker and its Affiliates hereby disclaims any such representation or warranty whether by Blocker or its Affiliates.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of Business Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement, with the prior written consent of the other party, as set forth in Section 6.2 of the GETCO Disclosure Schedule or the Knight Disclosure Schedule (as applicable) or as otherwise required by applicable Law, during the period from the date of the Original Merger Agreement to the Effective Time, each of Knight and GETCO shall, and shall cause each of its respective Subsidiaries to, subject to the limitations set forth in

Section 6.2, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to (i) maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, (ii) maintain and keep material property and assets consistent with past practices, (iii) maintain in effect all material Permits consistent with past practices and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, GETCO, Knight, Merger Sub A, Merger Sub B, Merger Sub C or any of their respective Subsidiaries, as applicable, to timely obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby. During the period from the date of the Original Merger Agreement to the Effective Time, Knight and GETCO each agree to use reasonable best efforts to manage capital consistent with current practice (including at the parent company level).

6.2. Forbearances. During the period from the date of the Original Merger Agreement to the Effective Time, except as set forth in Section 6.2 of the GETCO Disclosure Schedule or the Knight Disclosure Schedule, as applicable, as expressly contemplated or permitted by this Agreement, or as otherwise required by applicable Law, each of GETCO and Knight shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the other party (which consent shall not be unreasonably withheld, denied, conditioned or delayed):

(a) sell, lease, license, mortgage, encumber, transfer, convey, assign, or otherwise dispose of any of its material rights, properties or assets, tangible or intangible, other than in the ordinary course of business consistent with past practice to third parties who are not Affiliates;

(b) (i) incur, assume or guarantee any Indebtedness, (ii) cancel or waive any claims under any material Indebtedness or amend or modify adversely to it in any material respect the terms relating to any such Indebtedness, (iii) other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse or otherwise as an accommodation become responsible for obligations of any Person, or (iv) other than in the ordinary course of business consistent with past practice make any material loans or advances;

(c) (i) adjust, split, combine or reclassify any capital stock, unit or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution (except for (x) dividends paid in the ordinary course of business by any direct or indirect wholly owned Subsidiary to it or any other direct or indirect wholly owned Subsidiary and (y) the Permitted Distributions set forth in Section 6.3) or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any options, stock appreciation rights, restricted stock units or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock or equity interests, other than in the ordinary course of business as specifically described in the GETCO Disclosure Schedule or the Knight Disclosure Schedule, as applicable, (iv) issue or commit to issue any additional shares of capital stock or other equity interest other than pursuant to the exercise or settlement of Knight Stock Options or conversion of shares of the Knight Series A-1 Preferred Stock or Knight Series A-2 Preferred Stock or upon the vesting of Class E Units of GETCO, in each case that are outstanding as of the date of the Original Merger Agreement or that are issued following the date of the Original Merger Agreement in compliance with this Agreement or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any Subsidiary or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(d) except as required under applicable Law or the terms of any GETCO Benefit Plan or Knight Benefit Plan, as applicable, existing as of the date of the Original Merger Agreement (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (or alter a prior interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) increase in any manner the compensation or benefits payable to any current or former employee, officer, director or consultant (other than any annual salary or wage increases in the ordinary course of business consistent with past practice of not more than 5% in the aggregate per annum), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business as specifically described in the GETCO Disclosure Schedule or the Knight Disclosure Schedule, as applicable, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, employee, independent contractor or consultant other than for cause, or (ix) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $700,000;

(e) other than immaterial acquisitions of assets for cash in the ordinary course of business consistent with past practice, (i) acquire (by merger, consolidation, purchase of assets or equity interests or otherwise) any businesses, assets, properties or interests in any other Person or (ii) merge or consolidate with any Person;

(f) make any capital expenditure requiring payments in excess of $10 million individually or $25 million in the aggregate;

(g) make any material investment either by purchase of stock or securities or contributions to capital in excess of $25 million (other than in a wholly owned Subsidiary);

(h) (i) enter into any new line of business or (ii) except as required by applicable Law or the regulations or policies imposed on it by a Governmental Entity, change any material policy established by its Board of Directors or executive officers that generally applies to its operations;

(i) amend its charter, bylaws, certificate of formation, limited liability company agreement or other comparable organizational documents, or otherwise take any action to exempt any person from any provision of such documents;

(j) (i) terminate or amend or otherwise modify in any material respect other than in the ordinary course of business or knowingly violate in any material respect the terms of, any GETCO Contract or Knight Contract, as applicable, or (ii) enter into any new agreements or contracts or other binding obligations other than in the ordinary course of business or that if in existence as of the date of the Original Merger Agreement would be a GETCO Contract pursuant to Sections 3.13(a)(v) or 3.13(a)(vi) or Knight Contract pursuant to Sections 4.13(a)(v) or 4.13(a)(vi);

(k) settle or compromise any litigation, action or proceeding with a Governmental Entity, shareholder or unit holders;

(l) commence, settle or compromise any litigation, action or proceeding with any Person other than a Governmental Entity, shareholder or unit holders except for (i) settlements involving only monetary remedies with a value not in excess of $5,000,000 with respect to any individual litigation, action or proceeding or $15,000,000 in the aggregate and (ii) the commencement of any litigation, action or proceeding in the ordinary course of business consistent with past practice;

(m) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(n) amend in a manner that adversely impacts the ability to conduct its business, terminate or allow to lapse any material Permit;

(o) (i) cancel, abandon or allow to lapse any material Intellectual Property other than in the ordinary course of business consistent with past practice, or (ii) disclose to any third party any trade secret other than in the ordinary course of business consistent with past practice;

(p) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(r) intentionally take any action that is intended to result in any of the conditions to the Mergers set forth in Article VIII not being satisfied;

(s) (i) make, change or revoke any material Tax election, (ii) change any material method of Tax accounting or any annual Tax accounting period, (iii) enter into any closing agreement, (iv) settle or compromise any material liability for Taxes, (v) file any material amended Tax Return, or (vi) surrender any right or claim to a material refund of Taxes, in each case except (A) in the ordinary course of business and consistent with past practice, or (B) as would not have an adverse effect on it or its Subsidiaries (or, following the closing, on the Company) that is material; or

(t) agree to take, or make any commitment to take, any of the actions prohibited by this Section 6.2.

6.3. Permitted Distributions. As used in this Agreement, “Permitted Distributions” means, in the case of Knight, regular quarterly cash dividends to holders of the Knight Series A-1 Preferred Stock and the Knight Series A-2 Preferred Stock, and, in the case of GETCO, any tax distributions required to be paid pursuant to the Limited Liability Company Agreement of GETCO.

6.4. Control of Operations. Nothing contained in this Agreement shall give Knight or GETCO (or Blocker), directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

6.5. Certain Covenants of Blocker.

(a) During the period from the date of the Original Merger Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as otherwise required by applicable Law, Blocker (a) shall conduct its business in the ordinary course in all material respects and (b) shall not, without the prior written consent of each of GETCO and Knight, take any action that (i) is intended to or would reasonably be expected to adversely affect or materially delay the ability of Blocker, the Company, GETCO, Knight, Merger Sub A, Merger Sub B, Merger Sub C or any of their respective Subsidiaries, as applicable, to timely obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (ii) would or would reasonably be expected to cause any of the representations and warranties of Blocker set forth in Article V to be untrue or incorrect as of the Closing (except with respect to any such representations and warranties that speak as of a specific date, in which case, as of such date). Notwithstanding the foregoing, Blocker shall be permitted to (i) accrue interest on, and pay the principal and accrued interest on, any debt owed to the Blocker Shareholder, (ii) respond to any notice from any Taxing Authority (including granting powers of attorney to tax advisors in connection with any communication or discussion with any Taxing Authority) and conduct any Tax Proceeding with any Taxing Authority, (iii) pay Taxes and incur liabilities for Taxes in the ordinary course of business consistent with past practice, (iv) receive any Tax refunds, (v) pay professional services invoices incurred in the ordinary course of business, (vi) distribute cash available for such purpose to direct or indirect equity owners of the Blocker, and (vii) file claims for Blocker Refunds (including IRS Form 4466 (Corporation Application for Quick Refund of Overpayment of Estimated Taxes), IRS Form 1139 (Corporation Application for Tentative Refund), and any analogous state and local forms (if applicable).

(b) Blocker and its shareholders shall, prior to the Closing, capitalize or otherwise extinguish any outstanding debt of Blocker (as listed on Schedule 5.5(f) of the Blocker Disclosure Schedule).

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Reasonable Best Efforts; Further Assurances.

(a) Knight and GETCO shall promptly prepare and Knight shall file with the SEC the Joint Proxy Statement and Knight and the Company shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Knight, the Company and GETCO shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Knight and GETCO shall thereafter mail or deliver the Joint Proxy Statement to their respective holders. Knight and the Company shall also use their reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and GETCO and Blocker shall furnish all information concerning GETCO, Blocker and the Holders as may be reasonably requested in connection with any such action.

(b) Each of Knight, the Company, GETCO and, solely to the extent of any third-party consent or waiver or regulatory approval required to be obtained by Blocker, Blocker shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VIII, to consummate the transactions contemplated hereby and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date of the Original Merger Agreement, all necessary documentation, and effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act or any other antitrust or competition Law), to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Each of Knight, the Company and GETCO shall use their reasonable best efforts to resolve, as promptly as practicable, any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. The parties further covenant and agree that (1) with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use their respective reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be, and (2) in the event that any action, suit, proceeding or investigation is commenced after the date of the Original Merger Agreement challenging any of the parties’ rights to consummate the transactions contemplated by this Agreement, the parties shall use their reasonable best efforts to take such actions as are necessary and appropriate to contest such action, suit, proceeding or investigation. In furtherance of the foregoing, Knight and GETCO shall give the other party the opportunity to consult with them on a regular basis with respect to, provide the other party with a reasonable opportunity to participate in the preparation of, and to review prior to the filing or submission of, material documents relating to, and provide the other party the reasonable opportunity to participate in, in each case to the extent practicable and subject to Applicable Laws relating to the exchange of information and in a manner that does not result in any waiver or loss of attorney-client privilege, any proceedings, meetings or substantive telephone conversations relating to the defense or settlement of any shareholder or unitholder litigation against Knight or GETCO, as applicable, relating to the transactions contemplated by this Agreement.

(c) Subject to applicable Laws relating to the exchange of information, Knight, Blocker and GETCO shall, upon request, furnish each other with all information concerning Knight, Blocker, GETCO and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Knight, Blocker, GETCO or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Knight and GETCO shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(d) Subject to applicable Law (including applicable Laws relating to the exchange of information), GETCO, Blocker and Knight shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, each of Knight and GETCO shall promptly furnish the other with copies of the nonconfidential portions of notices or other communications received by it or any of its Subsidiaries (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement. Any such disclosures may be made on an outside counsel-only basis to the extent required under applicable Law. The parties further covenant and agree not to extend any waiting period associated with any approval of a Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto.

7.2. Access to Information. Upon reasonable notice and subject to applicable Law, each of Knight and GETCO shall, and shall cause each of its Subsidiaries to, afford to the other party’s employees, accountants, counsel, advisors, agents and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 9.1, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the other party (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable law), (b) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Mergers or the other transactions contemplated by this Agreement and (c) all other information concerning its business, properties and personnel as the other party may reasonably request. Notwithstanding the foregoing, (i) neither party shall be required to provide access to or make available to any Person any document or information that is the subject of any confidentiality agreement with any third party (provided that the withholding party uses reasonable efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client or work-product privilege (provided that the withholding party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege). No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive the representations and warranties or covenants of the other party set forth in this Agreement. All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between Knight and GETCO as of August 17, 2012 (the “Confidentiality Agreement”).

7.3. Stockholder and Holder Approval.

(a) Each of Knight and GETCO shall take all action necessary in accordance with applicable Law and their respective charter, bylaws, limited liability company agreement or similar organizational documents to duly call, give notice of, convene and, as soon as reasonably practicable, hold a meeting of its stockholders or Holders, as applicable, or take such other actions necessary to obtain the relevant approvals in each case, as promptly as practicable for the purpose of obtaining the Knight Stockholder Approval, in the case of Knight, and the GETCO Holder Approval, in the case of GETCO (each such meeting or any adjournment or postponement thereof, the “Knight Stockholders Meeting” and the “GETCO Holders Meeting”, respectively). Except in the case of a withdrawal or modification of such party’s Board Recommendation expressly permitted by this Section 7.3(a), Knight shall solicit, and use its reasonable best efforts to obtain, the Knight Stockholder Approval at the Knight Stockholders Meeting and GETCO shall solicit, and use its reasonable best efforts to obtain, the GETCO Holder Approval at the GETCO Holders Meeting. Except as expressly provided in the immediately following sentence, the Board of Directors of GETCO and Knight shall (i) recommend to its respective stockholders or Holders the approval of this Agreement and the transactions contemplated herein (the “Board Recommendation”), (ii) include the Board Recommendation in the Joint Proxy Statement and (iii) not approve, agree to or recommend, or propose to approve, agree to or recommend, any Acquisition Proposal or Alternative Transaction. The Board of Directors of each of Knight and GETCO shall be permitted (x) not to recommend to their respective stockholders or Holders that they give the Knight Stockholder Approval or the GETCO Holder Approval, as the case may be, or (y) to otherwise withdraw or modify in a manner adverse to the other party the Board Recommendation, in each case only (A) if after receiving an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal, the Board of Directors of such party determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of such Superior Proposal, the Board of Directors would be in violation of its fiduciary duties under applicable Law if it failed to withdraw or modify the Board Recommendation, (B) after the third Business Day following delivery by such party to the other party of written notice advising it that such party’s Board of Directors intends to resolve to so withdraw or modify the Board Recommendation absent modification of the terms and conditions of this Agreement, which notice shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof, and, include a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents; (C) if, assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by the other party to this Agreement during such three (3) Business Day period (during which period the party delivering the notice of its intention to withdraw or modify the Board Recommendation has negotiated with the other party to this Agreement in good faith (to the extent such other party to this Agreement desires to negotiate) with respect to such adjustments), such Acquisition Proposal would nonetheless continue to constitute a Superior Proposal; and (D) if such party delivering the notice of its intention to withdraw or modify the Board Recommendation has complied with its obligations set forth in this Section 7.3(a) and Section 7.8; provided, however, that following each and every material revision to such Superior Proposal, such party shall be required to deliver a new written notice to the other party to this Agreement in accordance with this Section 7.3(a) and to again comply with the requirements of this Section 7.3(a); provided, further, that (1) nothing in this Agreement shall be interpreted to excuse such party and its Board of Directors from complying with its unqualified obligation to submit this Agreement to its Holders at the GETCO Holders Meeting or stockholders at the Knight Stockholders Meeting, as the case may be, and (2) such party shall not submit to the vote of its stockholders or Holders any Acquisition Proposal or Alternative Transaction other than the GETCO Merger or the Knight Merger, as applicable. Without limiting the foregoing, if the Board of Directors of GETCO or Knight has withdrawn or modified the Board Recommendation as expressly permitted by this Section 7.3(a), then the Board of Directors of such party may submit this Agreement to its stockholders or Holders without recommendation (although the resolutions approving this Agreement as of the Execution Date may not be rescinded or amended), in which event the Board of Directors of such party may communicate the basis for its lack of a recommendation to its stockholders or Holders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law.

(b) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that (x) is obtained not in breach of this Agreement for 100% of the outstanding shares of such party’s capital stock or such party’s outstanding equity interests, on terms that the Board of Directors of such party determines in its good faith judgment (after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and this Agreement) are more favorable from a financial point of view to its shareholders or Holders, as applicable, than the Knight Merger or the GETCO Merger, as applicable, and (y) is reasonably likely to receive all necessary regulatory approvals and be consummated.

7.4. NYSE Listing. The Company shall cause the shares of Company Common Stock to be issued in the Mergers (as well as the shares of Company Common Stock issuable upon exercise of the Warrants) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

7.5. Registration Rights. On or prior to the Closing Date, the Company shall enter into a registration rights agreement (the “Registration Rights Agreement”) with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC, which shall become effective at the Effective Time, and which shall be substantially in the form set forth in Exhibit F hereto.

7.6. Termination of Certain Indebtedness and Refinancing and Certain Affiliate Arrangements. GETCO, Knight and the COMPANY agree to take the actions set forth in Schedule 7.6 (“Refinancing”) with respect to the Indebtedness of GETCO and Knight listed on such schedule. GETCO and Blocker agree to take such actions as are necessary to terminate the Investment Agreement between GETCO, Stephen Schuler, Daniel Tierney and Blocker, dated as of March 22, 2007 (as amended) effective as of Closing.

7.7. Employee Matters.

(a) Following the Effective Time, the employees of GETCO and its Subsidiaries who are employed by the Company or its Subsidiaries (including GETCO and its Subsidiaries) as of the Effective Time and the employees of Knight and its Subsidiaries (including Knight and its Subsidiaries) who are employed by the Company or its Subsidiaries at the Effective time (such employees, collectively, the “Covered Employees”) will be offered participation and coverage under Company employee benefit plans that are no less favorable, on an aggregate basis, to the Knight Benefit Plans generally in effect for similarly situated employees of Knight and its Subsidiaries in accordance with the terms thereof; it being understood that the Covered Employees may commence participation in the Knight Benefit Plans on different dates following the Effective Time with respect to different Knight Benefit Plans. Following the Effective Time, the Company shall provide Covered Employees who were employees of Knight immediately prior to the Effective Time with base salary that is substantially similar to the base salary provided to such Covered Employees immediately prior to the Effective Time and incentive compensation opportunities that are no less favorable than the incentive compensation opportunities provided to similarly situated Covered Employees who were employees of GETCO immediately prior to the Effective Time. For a period of one year following the Effective Time, the Company shall provide Covered Employees who were employees of Knight immediately prior to the Effective Time with severance benefits at levels and pursuant to the terms of the Knight Severance Plan disclosed on Section 4.10(a) of the Knight Disclosure Schedule.

(b) From and after the time that Covered Employees commence coverage under the Knight Benefit Plans pursuant to Section 7.7(a), the Company shall, or shall cause its Subsidiaries to, (i) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefit accruals under any Knight Benefit Plan in which Covered Employees are eligible to participate, for all periods of employment with GETCO or any of its Subsidiaries, or if applicable, Knight or any of its Subsidiaries, prior to the Effective Time for which service was recognized by GETCO immediately prior to the Effective Time as if such service had been performed with Knight or its applicable affiliate (other than with respect to any newly adopted plan of the Company or any of its Subsidiaries for which past service credit is not granted to its employees generally); provided, that such service shall not be recognized (A) for purposes of any defined benefit retirement plan or Knight Benefit Plan that provides retiree welfare benefits, (B) to the extent such recognition would result in the duplication of benefits for the same period of service, or (C) any Knight Benefit Plan that is a frozen plan or provides grandfathered benefits, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any healthcare benefit plans of the Company or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents to the extent waived under any similar plans of GETCO or, if applicable, Knight, immediately prior to the Effective Time, and (iii) recognize any healthcare expenses incurred by the Covered Employees and their eligible dependents for the plan year in which the Effective Time (or commencement of participation in a Knight Benefit Plan) occurs for applicable deductibles, annual out-of-pocket limits and any lifetime maximums under any such Knight Benefit Plan for expenses incurred prior to the Effective Time (or the date of commencement of participation in a Knight Benefit Plan) to the extent such expenses were credited under any similar plans of GETCO, or, if applicable, Knight, immediately prior to the Effective Time. To the extent that Covered Employees who were employed by Knight immediately prior to the Effective Time commence participation in benefit plans maintained by the Company, other than Knight Benefit Plans, such Covered Employees shall benefit from clauses (i), (ii) and (iii) in the same manner as Covered Employees who were employed by GETCO immediately prior to the Effective Time.

(c) The provisions of Sections 7.7(a) and 7.7(b) shall apply only with respect to Covered Employees who are covered under GETCO Benefit Plans or Knight Benefit Plans, that are maintained solely for the benefit of employees of GETCO or Knight, as applicable, employed in the United States. With respect to employees of GETCO or Knight who are regularly employed outside of the United States, from and after the Effective Time, the Company shall, or shall cause its Subsidiaries to, comply with all applicable Laws relating to employees and employee benefits matters applicable to such employees.

(d) Knight shall cause the Company to adopt an equity incentive plan (the “Company Equity Plan”) in a form that is proposed by GETCO, which shall be reasonably acceptable to Knight, which will include a 5% equity pool (the “Equity Pool”) and additional availability that is intended to permit equity-based awards to be made in ordinary course over the two year period following the Effective Date covering Company Common Stock (the “Initial Equity Pool”). The Equity Pool shall be reserved for equity-based awards for Covered Employees (other than each of GETCO’s and Knight’s Chief Executive Officers as of the Original Execution Date, who will be eligible to receive equity-based awards outside of the Equity Pool). The Joint Proxy Statement will include a proposal for Company shareholders to approve the Company Equity Plan, unless approval by Knight would be sufficient to permit the Company Equity Plan to issue awards following the Effective Time under the NYSE listing standards. All grants made from the Equity Pool shall be allocated as directed by GETCO’s Chief Executive Officer in consultation with Knight’s Chief Executive Officer, subject to approval by the Board of Directors of the Company as appropriate (or the Board of Directors of GETCO in the case of awards communicated before the Effective Time). If, prior to the Effective Time, the Company Common Stock in the Initial Equity Pool has not yet been registered on Form S-8 or another appropriate form, as soon as practicable following the Effective Time, the Company shall file with the SEC a registration statement on Form S-8 or another appropriate form (in any case if available for use by the Company), registering the number of shares of Company Common Stock equal to the number of shares of Company Common Stock issuable from the Initial Equity Pool that are eligible to be registered on Form S-8 or such other appropriate form and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such awards remain outstanding.

(e) Each of Knight and GETCO agrees that, for purposes of each Knight Stock Plan, the transactions contemplated by this Agreement constitute a “change in control,” “change of control” or term of similar meaning.

(f) From and following the date of the Original Merger Agreement, GETCO and Knight shall reasonably cooperate in implementing all appropriate communications with directors, officers, employees or consultants, regarding compensation or benefits that will be paid or provided in connection with the transaction contemplated by this Agreement.

(g) If requested by Knight in writing delivered to GETCO no less than ten (10) business days before the Closing Date, the Board of Directors of GETCO (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the GETCO 401(k) plan (the “GETCO 401(k) Plan”). As soon as practicable following the Effective Time, the assets thereof shall be distributed to the participants in the GETCO 401(k) Plan, and Knight shall take the action necessary (including the amendment of Knight’s 401(k) Plan (the “Knight 401(k) Plan”)) to permit the Covered Employees who are then actively employed to roll over any eligible distributions and loan balances into the Knight 401(k) Plan.

(h) Without limiting the generality of Section 10.11, the provisions of this Section 7.7 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any GETCO Benefit Plan, Knight Benefit Plan or other employee benefit plan or agreement for any purpose or limit the right of Knight, GETCO or any of their Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any GETCO Benefit Plan, Knight Benefit Plan or other employee benefit plan or agreement.

7.8. Non-Solicitation of Alternative Transactions.

(a) Neither GETCO nor Knight shall, and each of GETCO and Knight shall cause each of its Subsidiaries and Affiliates and shall use its reasonable best efforts to cause each of its and their respective officers, directors, employees, agents and investment bankers, financial advisors, attorneys, accountants and other retained representatives or agents (each, a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or equity interests (including by way of a tender offer) or similar transactions involving such party or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or Acquisition Proposal or (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal; provided, however, that, in the event that (x) either GETCO or Knight shall receive a Superior Proposal that was not solicited by it and did not otherwise result from a breach of this Agreement and (y) prior to receipt of the GETCO Holder Approval, in the case of GETCO, or the Knight Stockholder Approval, in the case of Knight, the Board of Directors of such party determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of such Superior Proposal, if such party fails to participate in such discussions or negotiations with, or provide such information to, the party making the Superior Proposal, the Board of Directors of such party would be in violation of its fiduciary duties under applicable Law, such party may (A) furnish information with respect to it and its Subsidiaries to the party making such Superior Proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the Superior Proposal than the terms contained in the Confidentiality Agreement, provided that a copy of all such written information is simultaneously provided to the other party to this Agreement, and (B) participate in discussions regarding such Superior Proposal.

(b) As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons), other than the other party to this Agreement or its Affiliates, directly or indirectly, acquires or would acquire more than twenty-five (25) percent of the outstanding shares or voting power of capital stock or equity interests of such party or twenty-five (25) percent of any series or class of capital stock or equity interests of such party that would be entitled to a class or series vote with respect to the Knight Merger or the GETCO Merger, as applicable, whether from such party, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving such party (other than the Mergers), (iii) any transaction pursuant to which any person (or group of persons) other than the other party to this Agreement or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Subsidiaries and securities of the entity surviving any merger or business combination involving any such Subsidiary) of such party or any of its Subsidiaries representing more than twenty-five (25) percent of the fair market value of all the assets, net revenues or net income of such party and its Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving such party or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of common stock (or GETCO Units, in the case of GETCO) immediately prior to such transaction do not, in the aggregate, own at least seventy-five (75) percent of the outstanding shares of common stock (or GETCO Units, in the case of GETCO) and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of common stock (or GETCO Units, in the case of GETCO) immediately prior to the consummation thereof.

(c) Each of GETCO and Knight shall notify the other party to this Agreement promptly (but in no event later than one Business Day) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its Subsidiaries or for access to the properties, books or records of such party or any of its Subsidiaries by any Person that has made, or to such party’s knowledge may be considering making, an Acquisition Proposal. Such notice to the other party to this Agreement shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of such party or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. GETCO and Knight shall keep the other party to this Agreement fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request.

(d) Each of GETCO and Knight and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other party to this Agreement) conducted heretofore with respect to any of the foregoing. Each of GETCO and Knight agrees not to, and to cause its Subsidiaries not to, release any third party from, and agrees to enforce, the confidentiality and standstill provisions of any agreement to which it or its Subsidiaries is a party that remains in effect as of the date of the Original Merger Agreement, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

(e) Nothing contained in this Agreement shall prohibit the Board of Directors of Knight from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a)(2)-(3) under the Exchange Act; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a modification of the Board Recommendation in a manner adverse to the other party to this Agreement unless the Board of Directors of Knight making the disclosure or communication expressly and concurrently reaffirms the Board Recommendation.

7.9. FIRPTA Certificate. On the Closing Date, (i) GETCO shall provide to the Company a duly executed and acknowledged affidavit of GETCO, dated as of the Closing Date, signed under penalty of perjury, in accordance with Treasury Regulation Section 1.1445-11T(d)(2) certifying that less than fifty percent of the value of the gross assets of GETCO consists of “United States real property interests” within the meaning of Section 897 of the Code and that less than ninety percent of the value of the gross assets of GETCO consists of such United States real property interests plus cash or cash equivalents, and (ii) Blocker shall cause to be provided to the Company a duly executed certification of non-foreign status of Blocker’s sole shareholder (the “Blocker Shareholder”), dated as of the Closing Date, signed under penalty of perjury, in accordance with Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

7.10. Indemnification and Insurance.

(a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of the Original Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Knight or any of its Subsidiaries or GETCO or any of its Subsidiaries or who is or was serving at the request of Knight or any of its Subsidiaries or GETCO or any of its Subsidiaries as a director or officer of another Person (each an “Indemnified Party”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Knight or any of its Subsidiaries or GETCO or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 7.10(a) of the Knight Disclosure Schedule or Section 7.10(a) of the GETCO Disclosure Schedule (as applicable), shall survive the Mergers and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of Knight or GETCO, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or bylaws of the Company.

(b) From and after the Effective Time, each of the Company and the limited liability company surviving the GETCO Merger shall, to the same and fullest extent a Delaware corporation or Delaware limited liability company is permitted to indemnify its officers and directors by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of GETCO or any Subsidiary of GETCO, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(c) From and after the Effective Time, each of the Company and the corporation surviving the Knight Merger shall, to the same and fullest extent a Delaware corporation is permitted to indemnify its officers and directors by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Knight or any Subsidiary of Knight, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(d) The Company shall (i) cause GETCO to purchase a six-year prepaid “tail policy” with respect to acts or omissions occurring prior to the Effective Time that were committed by the covered officers and directors in their capacity as such or (ii) either elect to maintain in effect the directors’ and officers’ liability (and fiduciary) insurance policies currently maintained by Knight for a period of six years from the Effective Time (provided that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) or cause Knight to purchase a six-year prepaid “tail policy” (provided that prior to Closing, Knight may purchase such tail policy), in each case, with respect to acts or omissions occurring prior to the Effective Time that were committed by the covered officers and directors in their capacity as such; provided, that in no event shall the Company or Knight (with respect to the Knight policies) or GETCO (with respect to the GETCO policies) be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Knight (which current amount is set forth in Section 7.10(d) of the Knight Disclosure Schedule) for such insurance (the “Insurance Amounts”); provided, further, that if the annual premiums for such “tail” policy exceed the respective Insurance Amount, then the Company shall cause Knight or GETCO to obtain a “tail” policy with the maximum coverage available for the respective Insurance Amount applied over the term of such policy.

(e) The obligations of the Company, the corporation surviving the Knight Merger, and the limited liability company surviving the GETCO Merger under this Section 7.10 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party or any other person entitled to the benefit of Section 7.10 without the consent of the affected Indemnified Party.

(f) The provisions of this Section 7.10 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

7.11. Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

7.12. Tax Matters.

(a) During the period from the date of the Original Merger Agreement to the Effective Time, GETCO, Blocker and Knight shall, and shall cause each of their Subsidiaries to (i) timely file all material Tax Returns (taking into account any permitted extensions) required to be filed by or on behalf of each such entity, (ii) timely pay all material Taxes due and payable, (iii) accrue a reserve in the books and records and financial statements of any such entity in accordance with past practice for all Taxes payable but not yet due, and (iv) promptly notify the other of any actions pending against or with respect to it or any of its Subsidiaries in respect of any material amount of Tax.

(b) From and after the date of the Original Merger Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken that could reasonably be expected to prevent or impede (i) the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code, or (ii) the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) After the Closing Date, each party to this Agreement shall cooperate, and shall cause their respective Affiliates to cooperate, with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Company and any of its Subsidiaries (including, following the Closing Date, GETCO, Blocker and Knight) including (i) the preparation and filing of any Tax Returns, (ii) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns and (iv) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed. Any information or documents provided pursuant to this Section 7.12(c) shall be kept confidential by the party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.

(d) The Company shall cause any cash Tax refunds of Taxes of Blocker for taxable periods ending on or prior to the Closing Date (such Tax refunds, “Blocker Refunds”) that are actually received on or after the

Closing Date by the Company or any Affiliates to be paid to the Blocker Shareholder within ten Business Days after receipt of any such Blocker Refunds, net of all reasonable out of pocket expenses (including Taxes imposed on the receipt of such Blocker Refunds, if any), provided, however, that Blocker Shareholder shall repay the amount of any Blocker Refund paid over to the Blocker Shareholder (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) to the Company in the event that the Company is required to repay such Blocker Refund to such Taxing Authority. In addition, the Company shall file (or cause to be filed) any Tax Returns that are necessary to claim Blocker Refunds resulting from the carryback of net operating losses arising in taxable periods ending on or prior to the Closing Date to prior taxable periods, unless the Company determines in good faith that there is no reasonable basis for the Tax treatment reflected, or position taken, on such Tax Return. Blocker Shareholder shall have the right to prepare any such Tax Returns, at its own expense, and shall deliver such Tax Returns to the Company for filing. Blocker Shareholder, at its own expense, shall control all Tax Proceedings related solely to any Blocker Refunds (including filing any additional or amended Tax Returns necessary to claim any Blocker Refunds), and Company shall be permitted to participate (at Company’s expense) in any such Tax Proceedings, provided that Blocker Shareholder shall not settle or compromise any such Tax Proceeding without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned. Company shall execute any powers of attorney necessary to implement the provisions of this Section 7.12(d). Without limiting the foregoing, the Company shall (and shall cause its Affiliates to) use reasonable best efforts to cooperate with Blocker Shareholder to obtain the Blocker Refunds. For United States federal income tax purposes (and state and local income purposes, as applicable) the parties shall treat any payments made to the Blocker Shareholder pursuant to this Section 7.12(d) as a distribution from the Blocker to the Blocker Shareholder immediately before the Effective Time and shall file Tax Returns in a manner consistent with such treatment, except in each case as required by a determination within the meaning of Section 1313(a) of the Code (or any similar provision of state or local law) or otherwise by applicable Tax Law.

7.13. Non-Solicitation Covenants. Prior to the Closing, Knight shall use its reasonable best efforts to enforce all Non-Solicitation Covenants. For the purposes of this Agreement, “Non-Solicitation Covenant” means any covenant, obligation or agreement of a third party to not solicit, hire or attempt to solicit or hire any employee of Knight or any Subsidiary for employment or in any other capacity (including as an independent contractor or consultant) contained in any agreement entered into in connection with any investment, strategic transaction, acquisition, disposition or other similar transaction between Knight or any Subsidiary and such third party on or after August 1, 2012.

7.14. State Anti-takeover Matters. Knight, Blocker and GETCO shall (i) take all action necessary to ensure that no state anti-takeover statute or similar statute or regulation is or becomes applicable to the Mergers, this Agreement or any of the other transactions contemplated by this Agreement and (ii) if any state anti-takeover statute or similar statute or regulation becomes applicable to the Mergers, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Mergers and the other transactions contemplated by this Agreement.

7.15. Notification of Certain Matters. Each of Knight, the Company, Blocker and GETCO shall give prompt notice to all other parties of any fact, change, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, changes, events and circumstances known to it, to have or to result in a Material Adverse Effect (or in the case of Blocker to prevent or materially impair Blocker’s ability to timely consummate the transactions contemplated by this Agreement), or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein.

7.16. Financing.

(a) GETCO shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the proceeds of the Financing (including, if necessary to consummate the transactions contemplated hereby, the “bridge” loans contemplated in the Debt Commitment

Letter) on the terms and conditions set forth in the Financing Letters (or on terms more favorable in the aggregate to GETCO), including the execution and delivery of all such instruments and documents as may be reasonably required thereunder. Without limiting the generality of the foregoing, GETCO shall: (i) use its reasonable best efforts to maintain in full force and effect the Financing Letters in accordance with the terms and subject to the conditions set forth therein; (ii) as promptly as practicable after the date of the Original Merger Agreement, use its reasonable best efforts to negotiate, execute and deliver the definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) on the terms and conditions (including the “market flex” terms and conditions) contained in the Debt Financing Letters or on other terms more favorable in the aggregate to GETCO; provided, however, that in no event shall any of the Definitive Financing Agreements: (A) reduce the aggregate amount of the Debt Financing provided for in the Debt Financing Letters to an amount that is less than the aggregate amount of Debt Financing sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.27; (B) expand the conditions or other contingencies to the receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Financing Letters, amend or modify any of such conditions or other contingencies in a manner adverse to GETCO (including by making any such conditions or other contingencies less likely to be satisfied) or impose any new or additional condition or other contingency to the receipt or funding of the Debt Financing; or (C) contain terms (other than those terms expressly set forth in the Debt Financing Letters) that would reasonably be expected to (1) prevent or delay the Effective Time or the date on which the Debt Financing would be obtained or (2) make the funding of Debt Financing less likely, in any material respect, to occur; (iii) pay in a timely manner any commitment or other fees that are or become due and payable under or with respect to the Debt Financing Letters on or following the date of the Original Merger Agreement; (iv) use its reasonable best efforts to obtain all rating agency approvals necessary to obtain the Debt Financing and to satisfy all other conditions to obtaining the Debt Financing; and (v) enforce its rights under the Financing Letters and the Definitive Financing Agreements.

(b) Without limiting any of its obligations hereunder, GETCO shall keep Knight informed on a reasonably current basis and in reasonable detail with respect to the status of the Debt Financing. GETCO shall deliver to Knight accurate and complete copies of the executed Definitive Financing Agreements promptly after their execution. Without limiting the generality of the foregoing, GETCO shall give Knight notice as promptly as reasonably practicable of (i) any material breach or default on the part of any party to any Financing Letter or Definitive Financing Agreement, (ii) any notice from a party to any Financing Letter or Definitive Financing Agreement of such party’s intent to not comply with any of its commitments or other material obligations under any Financing Letter or Definitive Financing Agreement, (iii) any actual or purported withdrawal, modification, termination, rescission or repudiation of any Financing Letter or Definitive Financing Agreement, or any provision thereof, and (iv) any other circumstance resulting in GETCO no longer believing in good faith that it will be able to obtain, prior to the Closing Date, all or any portion of the Financing on the terms, in the manner or from the sources contemplated by any Financing Letter or Definitive Financing Agreement.

(c) GETCO shall not permit any amendment, supplement or modification to be made to, or agree to permit any waiver of any provision or remedy under, any Financing Letter or Definitive Financing Agreement without Knight’s prior consent, except that GETCO may amend, supplement or otherwise modify any Financing Letter or Definitive Financing Agreement (including by joining one or more additional lenders or agents as parties thereto) if such amendment, supplement or modification: (i) does not reduce the aggregate amount of the Financing to an amount that is less than the aggregate amount of Financing sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.27 (it being understood that, subject to the requirements of this Section 7.16(c), such amendment, supplement or other modification to any Debt Financing Letter or Definitive Financing Agreement may provide for the assignment of any portion of the commitments under the Debt Financing Letters to additional agents or arrangers and grant such persons approval rights with respect to certain matters as are customarily granted to additional agents or arrangers); (ii) does not expand the conditions or other contingencies to the receipt or funding of the Financing, does not amend or modify, in a manner adverse to GETCO any of the conditions or other contingencies to the receipt or funding of the Financing and does not impose new or additional conditions or other contingencies to the receipt or funding of the Financing; (iii) does not impair the ability of GETCO to enforce its rights against other parties to the Financing Letters and (iv) would not reasonably be expected to (A) prevent or delay the Effective Time or the date on which the Financing would be obtained or (B) make the funding of the Financing less likely, in any material respect, to occur. GETCO shall not agree to the withdrawal, repudiation, termination or rescission of any Financing Letter or Definitive Financing Agreement or any provision thereof. GETCO shall promptly deliver to Knight true and complete copies of any such amendment, modification or waiver.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in any Debt Financing Letter or Definitive Financing Agreement for any reason, or any Debt Financing Letter or Definitive Financing Agreement shall be withdrawn, repudiated, terminated or rescinded for any reason, then GETCO shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.27; provided that in no event shall GETCO be obligated to obtain alternative financing on terms and conditions that in the aggregate are materially less favorable to GETCO than the terms and conditions provided for in the Debt Commitment Letter as of the date of the Original Merger Agreement (as determined in the good faith judgment of GETCO). In the event any alternative financing is obtained in accordance with this Section 7.16(d) (“Alternative Financing”), references in this Agreement to the Debt Financing shall be deemed to refer to such Alternative Financing (in lieu of the Debt Financing replaced thereby), and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Financing Letters and the Definitive Financing Agreements shall be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing (in lieu of the Debt Financing Letters and the Definitive Financing Agreements replaced thereby), and all obligations of GETCO pursuant to this Section 7.16 shall be applicable thereto to the same extent as GETCO’s obligations with respect to the Financing replaced thereby. GETCO shall promptly deliver to Knight true and complete copies of any commitments with respect to Alternative Financing.

(e) Prior to the Closing, Knight shall use reasonable best efforts, shall cause its subsidiaries to use reasonable best efforts, and shall use its reasonable best efforts to cause its respective Representatives, to provide to GETCO all reasonable cooperation requested by GETCO that is necessary in connection with the Debt Financing, including (i) furnishing GETCO and its Financing Sources the Required Information, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings among the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of Knight), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Debt Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Debt Financing and the delivery of one or more customary representation letters), (iv) obtaining accountants’ comfort letters and legal opinions as reasonably requested by GETCO, (v) facilitating the pledging of collateral in connection with the Debt Financing, (vi) executing and delivering any documents as may be reasonably requested by GETCO, (vii) causing the taking of corporate actions (subject to the occurrence of the Closing) by Knight and its subsidiaries reasonably necessary to permit the completion of the Financing and (viii) facilitating the execution and delivery at the Closing of definitive documents related to the Debt Financing on the terms contemplated by the Debt Financing; provided, that such requested cooperation does not materially and adversely interfere with the ongoing operations of Knight and its subsidiaries; provided, further, that neither Knight nor any of its subsidiaries shall be required to commit to take any action that, nor execute any document or enter into any agreement the effectiveness of which, is not contingent upon the Closing. None of Knight or any of its subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, prior to the Effective Time. GETCO shall indemnify and hold harmless Knight, its subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 7.16(e)) and any information utilized in connection therewith (other than historical information relating to Knight or its subsidiaries or other information furnished by or on behalf of Knight or its subsidiaries). GETCO shall, promptly upon request by Knight, reimburse Knight for all documented and reasonable out-of-pocket costs incurred by Knight or its subsidiaries in connection with this Section 7.16(e). Knight hereby consents to the reasonable use of the Knight’s and its subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Knight or any of its subsidiaries or the reputation or goodwill of Knight or any of its subsidiaries or any of their logos and on such other customary terms and conditions as Knight shall reasonably impose. For the purposes of this Agreement, “Financing Sources” shall mean the lenders (including the Lenders) and any other Persons that have committed to provide or otherwise have entered into agreements in connection with the Debt Financing, including any joinder agreements or credit agreements relating thereto and any arrangers, book managers, administrative agents, collateral agents, or trustees as part of the Debt Financing (and any of their representatives or agents) and their respective affiliates and any of such entities’ or their respective affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents or their heirs, executors, successors and assigns of any of the foregoing).

(f) For the purposes of this Agreement, “Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date of the Original Merger Agreement commencing on the first day on which (x) GETCO shall have received all of the Required Information (as defined below); provided that if Knight shall in good faith reasonably believe it has provided the Required Information, it may deliver to GETCO a written notice to that effect (stating when it believes it completed such delivery), in which case Knight shall be deemed to have complied with clause (x) above unless GETCO in good faith reasonably believes Knight has not completed the delivery of the Required Information and, within six (6) Business Days after the delivery of such notice by Knight, delivers a written notice to Knight to that effect (stating with specificity which Required Information Knight has not delivered) and (y) the conditions set forth in Section 8.1 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.3 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, that if such conditions have been met, except that the conditions set forth in Section 8.1(a) or (b) have not been met because the Company Stockholder Meeting has not yet been held or the GETCO Holder Meeting has not yet been held, then, unless a bona fide Acquisition Proposal has been made and remains outstanding, the Marketing Period shall commence on the date provided in the preceding portion of this sentence or, if sooner, the date that is the later of (A) twenty (20) Business Days prior to the date of the Company Stockholder Meeting and (B) twenty (20) Business Days prior to the date of the GETCO Holders Meeting; provided further that the Marketing Period will not be deemed to commence if prior to the completion of the Marketing Period, (x) Knight’s auditors shall have withdrawn their audit opinion with respect to any year-end audited financial statements that constitute Required Information, (y) the financial statements included in the Required Information that is available to GETCO on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by GETCO of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period or (z) Knight shall have publicly announced any intention to restate any material financial information included in any Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Company has determined that no restatement shall be required; provided, further, that the Marketing Period shall not commence prior to January 3, 2013 for any purpose hereunder. Notwithstanding the foregoing, if at any time GETCO does not have the Required Information or the Required

Information is not compliant with the requirements set forth in Section 7.16(f) throughout and on the last day of such period, then a new twenty (20) consecutive Business Day period, as appropriate, shall commence upon GETCO receiving updated Required Information that is so compliant.

(g) For the purposes of this Agreement, “Required Information” shall mean, as of any date, (i) all information regarding Knight and its subsidiaries required by Regulation S-X and Regulation S-K under the Securities Act (including all audited financial statements and all unaudited financial statements (which shall have been reviewed by the independent accountants for Knight as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and all information regarding Knight and its subsidiaries reasonably required for GETCO to prepare pro forma financial information, prepared in accordance with, or reconciled to, GAAP, in each case (A) for a registration statement for a public offering of debt securities of the type contemplated by the Debt Financing Letters to be declared effective, and of the type and form customarily included in private placements of debt securities under Rule 144A under the Securities Act, to consummate the offering of high-yield debt securities contemplated by the Debt Financing Letters (which shall not include subsidiary financial statements that would be required under Rules 3-09, 3-10 or 3-16 of Regulation S-X or any compensation disclosure or analysis), (B) of the type contemplated in the Debt Financing Letters and form customarily included in information memoranda and other marketing documents used to syndicate credit facilities of the type to be included in the Debt Financing and (C) such other information and data as are otherwise reasonably necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of Knight and its subsidiaries on any date during the relevant period.

7.17. Exemption from Liability Under Section 16(b). GETCO and Knight agree that, in order to most effectively compensate and retain GETCO Insiders and Knight Insiders (as defined below) in connection with the Mergers, both prior to and after the Effective Time, it is desirable that GETCO Insiders and Knight Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Knight Common Stock, Knight Series A-1 Preferred Stock, Knight Stock Options, Knight Restricted Shares, Knight RSUs, GETCO Units and Blocker Units into Company Common Stock, Company options, restricted shares and units and Warrants, as the case may be, in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 7.18. Assuming GETCO and Knight deliver to the Company in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of GETCO and Knight who will be subject to the reporting requirements of Section 16(a) of the Exchange Act (respectively, the “GETCO Insiders” and the “Knight Insiders”), the number of shares of Knight Common Stock, shares of Knight Series A-1 Preferred Stock, Knight Stock Options, Knight Restricted Shares, Knight RSUs, GETCO Units and Blocker Units be held by each such GETCO Insider or Knight Insider expected to be exchanged in the Mergers, the Board of Directors of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, adopt a resolution providing in substance that the receipt by the GETCO Insiders and Knight Insiders of Company Common Stock, Warrants, Company options, and Company restricted stock units, deferred stock units and phantom units, in exchange for Knight Common Stock, Knight Series A-1 Preferred Stock, Knight Stock Options, Knight Restricted Shares, Knight RSUs, GETCO Units and Blocker Units, in each case pursuant to the transactions contemplated by this Agreement, are approved by such Board of Directors or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law.

7.18. Up-C Corp Structure. The Parties agree to work together in good faith to consider the feasibility and attractiveness of implementing a customary “Up-C structure”, including a tax receivables agreement (“TRA”), prior to or simultaneous to the Closing, pursuant to which Daniel Tierney and Stephen Schuler would maintain their interests at GETCO until such later time as they desire to sell their interests to the Company, whereupon they would benefit from the TRA to share in the tax benefit the Company actually receives by stepping up its basis in the GETCO assets as a result of the Up-C structure. If determined to be feasible and attractive by each of the parties, each party agrees to take all actions as necessary to effect the changes to this Agreement in a manner necessary to reflect such Up-C structure and TRA; provided, that no changes shall be made that would (a) affect the tax treatment of any other holder of Knight Common Stock, GETCO Units or Blocker Units, (b) materially delay the consummation of the transactions contemplated by this Agreement, or (c) change the amount of consideration to any other holder of Knight Common Stock, GETCO Units or Blocker Units.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Mutual Conditions to Obligations to Effect the Mergers. The respective obligations of each of the parties, other than Blocker, to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Knight Stockholder Approval. Knight Stockholder Approval shall have been obtained.

(b) GETCO Holder Approval. GETCO Holder Approval shall have been obtained.

(c) NYSE Listing. The shares of Company Common Stock to be issued in the Mergers (as well as the shares of Company Common Stock issuable upon exercise of the Warrants) shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) Form S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. “Requisite Regulatory Approvals” means, with respect to the Mergers, (i) the expiration of the applicable waiting period under the HSR Act, (ii) the approval of FINRA, (iii) the approval of the FSA and (iv) the approval of the NYSE (with respect to OCTEG LLC).

(f) No Injunctions or Restraints; Illegality. No statute, rule, regulation, executive or other order shall have been enacted, issued or promulgated by any Governmental Entity and no preliminary or permanent injunction or temporary restraining order or prohibition issued by a court or other Governmental Entity (collectively, “Restraints”) preventing or rendering illegal the consummation of either the Knight Merger, the GETCO Merger or the Blocker Merger shall be in effect.

8.2. Conditions to Obligations of Knight. The obligations of Knight to effect the Knight Merger is also subject to the satisfaction, or waiver by Knight, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of GETCO. The representations and warranties of GETCO set forth in this Agreement shall be true and correct as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”, except where the failure or failures to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GETCO; provided, however, that the representations and warranties of GETCO set forth in Sections 3.1(a), 3.1(b) (first sentence only), 3.2(c) (first sentence only), 3.3(a), 3.3(b)(i), 3.23 and 3.25, shall be true and correct in all material respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”; provided further, however, that the representations and warranties of GETCO set forth in Section 3.2(a) shall be true and correct except to a de minimis extent as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date); provided further, however, that the representations and warranties of GETCO set forth in Section 3.7(a) shall be true and correct in all respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Obligations of GETCO and Blocker. GETCO and Blocker shall have performed in all material respects all covenants required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Certificates. Knight shall have received (i) a certificate signed on behalf of GETCO by the Chief Executive Officer or the Chief Financial Officer of GETCO to the effect that the conditions with respect to GETCO specified in Sections 8.2(a) and 8.2(b) have been fulfilled and (ii) a certificate signed on behalf of Blocker by an authorized signatory of Blocker to the effect that the conditions with respect to Blocker specified in Sections 8.2(b) and 8.2(e) have been fulfilled.

(d) Tax Opinion. Knight shall have received from Wachtell, Lipton, Rosen & Katz, counsel to Knight, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to Knight shall be entitled to require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, the Company, Merger Sub A, Merger Sub B and Merger Sub C that counsel to Knight reasonably deems relevant.

(e) Representations and Warranties of Blocker. The representations and warranties of Blocker set forth in Article V of this Agreement shall be true and correct as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”, in all material respects.

8.3. Conditions to Obligations of GETCO. The obligation of GETCO to effect the GETCO Merger is also subject to the satisfaction, or waiver by GETCO, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Knight set forth in this Agreement shall be true and correct as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”, except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Knight; provided, however, that the representations and warranties of Knight set forth in Sections 4.1(a), 4.1(b), 4.2(c)(first sentence only), 4.3(a), 4.3(b)(i), 4.24 and 4.26 shall be true and correct in all material respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”; provided further, however, that the representations and warranties of Knight set forth in Section 4.2(a) shall be true and correct except to a de minimis extent as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date); provided further, however, that the representations and warranties of Knight set forth in Section 4.7(a) shall be true and correct in all respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Obligations of Knight. Knight shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Certificates. GETCO shall have received (i) a certificate signed on behalf of Knight by the Chief Executive Officer or the Chief Financial Officer of Knight that the conditions specified in Sections 8.3(a) and 8.3(b) have been fulfilled.

(d) Tax Opinion. GETCO shall have received from Sullivan & Cromwell LLP, counsel to GETCO, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to GETCO shall be entitled to require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, the Company, Merger Sub A, Merger Sub B and Merger Sub C that counsel to GETCO reasonably deems relevant.

(e) Ancillary Agreements. The Company shall have executed and delivered Registration Rights Agreements with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC and shall have executed and delivered the Warrant Agreement.

8.4. Conditions to Obligations of Blocker. The obligations of Blocker to effect the Blocker Merger is subject to the satisfaction, or waiver by Blocker, at or prior to the Effective Time of the following conditions:

(a) Mutual Conditions. The conditions set forth in Section 8.1 shall have been satisfied, or shall have been waived by each of the parties to this Agreement other than Blocker.

(b) GETCO Conditions. The conditions set forth in Section 8.3 shall have been satisfied, or shall have been waived by GETCO.

(c) Tax Opinion. Blocker shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Blocker, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Blocker Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Blocker shall be entitled to require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, Company, Merger Sub A, Merger Sub B and Merger Sub C that counsel to Blocker reasonably deems relevant.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the Holders of GETCO or the stockholders of Knight:

(a) by mutual consent of GETCO and Knight in a written instrument authorized by the Boards of Directors of GETCO and Knight;

(b) by either GETCO or Knight, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Knight Merger, Blocker Merger or the GETCO Merger and such denial has become final and non-appealable or any Governmental Entity of competent jurisdiction shall have issued a Restraint preventing or rendering illegal consummation of the Knight Merger, Blocker Merger or the GETCO Merger that shall have become final and non-appealable, unless the failure to obtain a Requisite Regulatory Approval or the Restraint shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either GETCO or Knight, if the Mergers shall not have been consummated on or before July 19, 2013 (the “Outside Date”), unless the failure of the Closing to occur by such date shall have been caused by, or resulted from, the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement, other than a breach of such party’s representations and warranties set forth in this Agreement;

(d) by either GETCO or Knight (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), (i) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of GETCO or Blocker, in the case of a termination by Knight; or Knight, in the case of a termination by GETCO, which breach, either individually or in the aggregate, would result in, if occurring or continuing on a date that would be the Closing Date but for such breach, the failure of the conditions set forth in Section 8.2 (in the case of termination by Knight) or Section 8.3 (in the case of termination by GETCO) and that (x) is not cured by the earlier of (A) the Outside Date or (B) thirty (30) days following written notice to the party committing such breach or (y) by its nature or timing cannot be cured within such time period;

(e) by GETCO, if Knight has (i) failed to make its Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to GETCO, (ii) failed to comply in all material respects with its obligations under Section 7.3 or Section 7.8 or (iii) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) business day period specified in Rule 14e-2(a) of the Exchange Act), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) business day period specified in Rule 14e-2(a) of the Exchange Act), an Alternative Transaction or Acquisition Proposal;

(f) by either GETCO or Knight, if the Knight Stockholders Meeting (including any adjournments thereof) shall have concluded and the Knight Stockholder Approval shall not have been obtained;

(g) by Knight, if GETCO has (i) failed to make its Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Knight, (ii) failed to comply in all material respects with its obligations under Section 7.3 or Section 7.8 or (iii) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) Business Day period specified in Rule 14e-2(a) of the Exchange Act), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) Business Day period specified in Rule 14e-2(a) of the Exchange Act), an Alternative Transaction or Acquisition Proposal; or

(h) by either GETCO or Knight, if the GETCO Holders Meeting (including any adjournments thereof) shall have concluded and the GETCO Holder Approval shall not have been obtained.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), or (h) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2. Effect of Termination. In the event of termination of this Agreement by either GETCO or Knight as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of GETCO,

Knight, Blocker, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except (a) Section 7.2 (last sentence only), 9.2, 9.3, 10.1, 10.2, 10.8 and 10.9, which Sections and the Confidentiality Agreement shall survive any termination of this Agreement and (b) a termination of this Agreement shall not relieve the breaching party from liability for any fraud or willful and material breach prior to such termination of any covenant or agreement of such party contained in this Agreement.

9.3. Termination Fee. (a) If:

(i) In the event that (i) an Acquisition Proposal involving GETCO shall have been communicated to or otherwise made known to the Holders, senior management or the Board of Directors of GETCO, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving GETCO after the date of the Original Merger Agreement, (ii) thereafter this Agreement is terminated (A) by Knight or GETCO pursuant to Section 9.1(c) (if the GETCO Holder Approval has not theretofore been obtained) or 9.1(h) or (B) by Knight pursuant to Section 9.1(d) as a result of a willful breach of this Agreement by GETCO and (iii) prior to the date that is twelve (12) months after the date of such termination GETCO enters into a definitive agreement with respect to or consummates an Alternative Transaction, then GETCO shall on the date it enters into a definitive agreement pay Knight a fee equal to one-third of the Termination Fee and pay Knight a fee equal to two-thirds of the Termination Fee upon consummation of such Alternative Transaction (regardless of when such consummation occurs); provided that if an Alternative Transaction is consummated without entering into a definitive agreement, the entire Termination Fee shall be payable upon such consummation; provided, further, that for the purpose of clause (iii) above only, all references in the definition of Alternative Transaction to “more than twenty-five (25) percent” shall instead refer to “more than fifty (50) percent” and all references in the definition of Alternative Transaction to “at least seventy-five (75) percent” shall instead refer to “at least fifty (50) percent”;

(ii) In the event that this Agreement is terminated by Knight pursuant to Section 9.1(g), then GETCO shall pay Knight the Termination Fee by wire transfer of immediately available funds on the date of termination;

(iii) In the event that (i) an Acquisition Proposal involving Knight shall have been communicated to or otherwise made known to the stockholders, senior management or Board of Directors of Knight, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving Knight after the date of the Original Merger Agreement, (ii) thereafter this Agreement is terminated (A) by Knight or GETCO pursuant to Section 9.1(c) (if the Knight Stockholder Approval has not theretofore been obtained) or Section 9.1(f) or (B) by GETCO pursuant to Section 9.1(d) as result of a willful breach of this Agreement by Knight, and (iii) prior to the date that is twelve (12) months after the date of such termination Knight enters into a definitive agreement with respect to or consummates an Alternative Transaction, then Knight shall on the date it enters into a definitive agreement pay GETCO a fee equal to one-third of the Termination Fee and pay GETCO a fee equal to two-thirds of the Termination Fee upon consummation of such Alternative Transaction (regardless of when such consummation occurs); provided that if an Alternative Transaction is consummated without entering into a definitive agreement, the entire Termination Fee shall be payable upon such consummation; provided, further, that for the purpose of clause (iii) above only, all references in the definition of Alternative Transaction to “more than twenty-five (25) percent” shall instead refer to “more than fifty (50) percent” and all references in the definition of Alternative Transaction to “at least seventy-five (75) percent” shall instead refer to “at least fifty (50) percent”.

(iv) In the event the Agreement is terminated by GETCO pursuant to Section 9.1(e), then Knight shall pay GETCO the Termination Fee by wire transfer of immediately available funds on the date of termination;

(v) For the avoidance of doubt, in no event will either Knight or GETCO be obligated to pay more than one Termination Fee; and

(vi) “Termination Fee” means $53,000,000 (the “Termination Fee”) and in all cases shall be paid by wire transfer of immediately available funds.

(b) GETCO and Knight acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, GETCO and Knight would not enter into this Agreement. If any party hereto becomes obligated to pay a Termination Fee pursuant to this Section 9.3, such party shall additionally pay to the party entitled to such payment (i) interest on the amount of such Termination Fee from the date such payment was required to be made until the date of payment at the per annum rate equal to the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of the actual payment and (ii) if, in order to obtain such payment, the party entitled to payment of a Termination Fee commences a suit for payment of such Termination Fee that results in a judgment against such party, the party obligated to pay such Termination Fee shall reimburse the other party for its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit.

9.4. Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Knight or Holders of GETCO, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, Sections 9.6, 10.8, 10.9, 10.11 and this Section 9.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

9.5. Extension; Waiver. At any time prior to the Effective Time, the parties, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party by a duly authorized officer, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.6. Remedies. Notwithstanding anything in this Agreement to the contrary, none of the Financing Sources acting in the capacities set forth in the Debt Financing Letters shall have any liability or obligation with respect to any claims or actions arising out of or relating to any breach or termination of or under this Agreement or any of the transactions contemplated hereunder, and in no event shall any party hereto, any of their respective Subsidiaries or Affiliates or any of such entities’ Representatives seek any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Financing Source, by the enforcement of any assessment or by any legal or equitable proceeding against any Financing Source, by virtue of any statute, regulation or applicable Law, or otherwise, whether at law or in equity, in contract, in tort or otherwise, in each case in connection with this Agreement or the transactions contemplated hereunder; provided, that nothing contained herein is intended or shall be construed to limit any obligations of the Financing Sources under the Debt Financing Letters or the remedies available to GETCO under the Debt Financing Letters. Subject to the foregoing, solely as it relates to the Financing Sources, this Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as parties hereto and then only with respect to the obligations set forth herein with respect to such party.

ARTICLE X

GENERAL PROVISIONS

10.1. No Survival of Representations and Warranties and Agreements. None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit the survival of any covenant or agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time, but any other covenants and agreements shall not survive the Effective Time.

10.2. Expenses. Except as provided in this Section 10.2, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that each of Knight and GETCO shall bear and pay one-half of the costs and expenses incurred in connection with the filings of the premerger notification and report forms under the HSR Act (including filing fees).

10.3. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to GETCO, to:

GETCO Holding Company, LLC

350 N. Orleans

Chicago, IL 60654

Attention: John McCarthy

Fax:         (312) 931-2391

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: H. Rodgin Cohen

John P. Mead

Fax:          (212) 291-9028 and (212) 291-9098

(b)	if to Knight, to:

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Attention: Chief Financial Officer

Fax: (201) 557-8015

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Edward D. Herlihy

Nicholas G. Demmo

Fax:         (212) 403-2000

(c)	if to Blocker, to:

c/o General Atlantic Service Company, LLC

55 East 52nd Street, 32nd Street

New York, NY 10055

Attention: Rene M. Kern

David A. Rosenstein

Fax:         (917) 206-1944

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Matthew W. Abbott

Fax: (212) 492-0402

10.4. Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; and whenever the word “person” or “persons” is used in this Agreement, it shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity, or any department, agency or political subdivision thereof. References to $ or dollars means United States dollars. The GETCO Disclosure Schedule and the Knight Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.

10.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.6. Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement and the Registration Rights Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

10.7. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.8. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not, and it will not permit any of its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 10.9 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.9. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE FINANCING LETTERS). EACH PARTY HERETO (X) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (Y) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10. Public Announcements. GETCO and Knight will consult with and provide each other with the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

10.11. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, each of the parties and their respective successors and assigns. Except (x) as provided in Section 7.10 and (y) with respect to the Financing Sources, the rights set forth in Sections 9.4, 9.6, 10.8, 10.9 and this Section 10.11 (with the Financing Sources being express third party beneficiaries of such Sections and each of the Financing Sources being entitled to directly enforce the provisions thereof), this Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 9.4, notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

10.12. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

10.13. Parties in Interest. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations.

10.14. Effect of Amendment and Restatement. This Agreement amends and restates the Original Merger Agreement in its entirety. All amendments to the Original Merger Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall be deemed to have effect as of the Original Execution Date unless expressly stated otherwise. This Agreement shall be effective as of the Execution Date. Each of the representations and warranties made in this Agreement shall be deemed to be made on and as of the Original Execution Date and not made as of the Execution Date unless expressly stated otherwise.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, GETCO, Knight, Blocker, the Company, Merger Sub A, Merger Sub B and Merger Sub C have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

KNIGHT CAPITAL GROUP, INC.

By:	/S/ THOMAS M. JOYCE
Name: Thomas M. Joyce
Title: Chief Executive Officer

GETCO HOLDING COMPANY, LLC

By:	/S/ JOHN MCCARTHY
Name: John McCarthy
Title: General Counsel

GA-GTCO, LLC

By:	/S/ WILLIAM E. FORD
Name: William E. Ford
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

KNIGHT HOLDCO, INC.

By:	/s/ Leonard J. Amoruso
Name: Leonard J. Amoruso
Title: Chief Executive Officer

KNIGHT ACQUISITION CORP

By:	/s/ Leonard J. Amoruso
Name: Leonard J. Amoruso
Title: Chief Executive Officer

GETCO ACQUISITION, LLC

By:	/s/ Leonard J. Amoruso
Name: Leonard J. Amoruso
Title: Chief Executive Officer

GA-GTCO ACQUISITION, LLC

By:	/s/ Leonard J. Amoruso
Name: Leonard J. Amoruso
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

December 18, 2012

Board of Directors

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Ladies and Gentlemen:

Knight Capital Group, Inc. (“Knight”), GETCO Holding Company, LLC (“GETCO”) and GA-GTCO, LLC (“Blocker”) have entered into an agreement and plan of merger (the “Agreement”) whereby Knight, GETCO and Blocker will merge with three newly formed wholly owned subsidiaries of a newly formed holding company and wholly owned subsidiary of Knight (such newly formed holding company is referred to herein as “Holdco,” such subsidiaries are referred to herein as “Merger Sub A”, “Merger Sub B” and “Merger Sub C” and, collectively, such mergers are referred to herein as the “Mergers”). Knight, GETCO and Merger Sub C will survive their respective Mergers, each as a wholly owned subsidiary of Knight. Pursuant to the terms and conditions of the Agreement, each outstanding share of Knight common stock (the “Knight Stock”) will be converted into the right to receive, at the election of the holder thereof, either (i) one share of Holdco common stock (the “Stock Consideration”) or (ii) cash in the amount of $3.75 (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The Cash Consideration will be subject to certain pro-ration procedures as described in the Agreement if shareholders elect to receive more than $720 million, in the aggregate. Jefferies & Company, Inc. and certain of its affiliates (collectively, “Jefferies” and, together with GETCO and its affiliates, the “Interested Parties”) have agreed to limit their cash election to 50% of their currently owned Knight Stock. GETCO and its affiliates will receive in the Merger approximately 233 million shares of Holdco and the 57 million shares of Knight Stock owned by GETCO will be retired in the Merger. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Knight Stock, other than the Interested Parties.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate finance transactions. In connection with this opinion letter, we have reviewed, among other things (i) the Agreement; (ii) certain financial statements and other historical financial information of Knight that we deemed relevant; (iii) certain financial statements and other historical financial information of GETCO that we deemed relevant and as provided by senior management of GETCO; (iv) certain median publicly available analyst estimates for Knight for the years ending December 31, 2012 through December 31, 2014 and an estimated long-term growth rate for the years thereafter; (v) internal “base case” and internal “adjusted” financial projections for GETCO for the years ending December 31, 2012 through December 31, 2018 and in each case, as provided by senior management of GETCO; (vi) the pro forma financial impact of the Mergers on Holdco based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of GETCO: (vii) a comparison of certain financial and stock market information for Knight with similar publicly available information for certain other financial services

B-1-1

companies the securities of which are publicly traded; (viii) the current market environment generally and the financial services sector environment in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Knight the business, financial condition, results of operations and prospects of Knight, including certain operating, liquidity, regulatory and other financial matters concerning Knight. We had similar discussions with GETCO regarding the business, financial condition, results of operations and prospects of GETCO.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Knight and GETCO or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Knight and GETCO that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Knight or GETCO or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

In preparing its analyses, Sandler O’Neill used publicly available earnings projections and long-term growth rates for Knight as discussed with senior management of Knight and internal financial projections for GETCO as provided by and discussed with senior management of GETCO. With respect to those projections, the respective managements of Knight and GETCO confirmed to us that those projections reflected the best currently available estimates and judgments of such managements of the future financial performance of Knight and GETCO, respectively. We express no opinion as to such projections, estimates or the assumptions on which they are based. We have also assumed that holders of the Knight Stock (other than the Interested Parties) would receive two-thirds of the Merger Consideration in the form of cash. In rendering our opinion, we have also relied on the value of Knight’s and GETCO’s assets and liabilities as determined by senior management of Knight and GETCO, respectively. We have also assumed that there has been no material change in GETCO’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.

Other than what has been disclosed to us by the senior management of Knight, we have assumed that there has been no material change in Knight’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us by Knight. We have assumed in all respects material to our analysis that Knight will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, and that the conditions precedent in the Agreement are not waived. We express no opinion as to any of the legal, accounting and tax matters relating to the Mergers and any other transactions contemplated by Knight or GETCO in connection with Mergers.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to where Knight’s common stock or the common stock of Holdco may trade at any time.

We have acted as Knight’s financial adviser in connection with the Merger and we will receive a fee for rendering this opinion. Knight has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, in the past we have provided investment banking services to Knight and received customary fees for such services. Most recently we received a financial advisory fee in connection Knight’s private placement completed on August 6, 2012.

B-1-2

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Knight and GETCO and their affiliates. We may also actively trade the equity or debt securities of Knight or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Knight in connection with its consideration of the Mergers and does not constitute a recommendation to any shareholder of Knight as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Mergers. Our opinion is only directed to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Knight Stock, other than the Interested Parties, and does not address the relative merits of the Mergers as compared to any other alternative business strategies that might exist for Knight or the effect of any other transaction in which Knight might engage. We have not been asked to render any opinion to the fairness of the consideration to be received by the Interested Parties. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Mergers, if any, by Knight’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Mergers by any other shareholders of Knight.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of the Knight Stock, other than the Interested Parties.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

B-1-3

INVESTMENT BANKING GROUP

April 15, 2013

Board of Directors

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Ladies and Gentlemen:

On December 18, 2012, we rendered an opinion (the “Opinion”) to the Board of Directors (the “Board”) of Knight Capital Group, Inc. (“Knight”) in connection with Knight’s proposed transaction (the “Mergers”) with GETCO Holding Company, LLC (“GETCO”). Knight has advised that after consulting with the New York Stock Exchange (“NYSE”) regarding certain listing requirements applicable to the common stock of Knight Holdco, Inc. (“KCG”) following the Merger, the merger agreement, dated as of December 19, 2012, by and among Knight, GETCO and GA-GTCO (the “Original Merger Agreement”), was amended and restated, as of April 15, 2013, to adjust the ratios by which the KCG common stock and GETCO Class A, Class B and Class P units would be converted into shares of KCG common stock in the Merger. These adjustments are intended to ensure that the trading price of KCG common stock at closing is above the minimum stock price for a new listing on the NYSE. You have advised us that the adjustments do not alter the aggregate consideration paid to Knight common stockholders, and has an immaterial impact on the amount of cash and the shares of KCG common stock to be received by KCG common stockholders in the Mergers. As requested, this letter will confirm to you that our Opinion as delivered to the Board remains unchanged and in effect, subject to the procedures followed, assumptions made, matters considered and limitations of the review contained therein.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY 10020

T: (212) 466-7700 / (800) 635-6855

www.sandleroneill.com

B-2-1

Annex C

Financial Institutions Group

Merrill Lynch, Pierce, Fenner & Smith Incorporated

December 18, 2012

The Board of Directors

GETCO Holding Company, LLC

350 N. Orleans

3rd Floor South

Chicago, IL 60654

Members of the Board of Directors:

We understand that GETCO Holding Company, LLC (“GETCO”) proposes to enter into an Agreement and Plan of Merger, dated as of December 19, 2012 (the “Agreement”), by and among GETCO, GAGTCO, LLC (“GA-GTCO”) and Knight Capital Group, Inc. (“Knight”). The Agreement provides for, among other things, a series of transactions (the “Transactions”) pursuant to which, among other things, (i) a newly formed and wholly owned subsidiary of Knight will merge with and into GETCO (the “GETCO Merger”), (ii) GA-GTCO will merge with and into another newly formed and wholly owned subsidiary of Knight (the “GA-GTCO Merger”), (iii) another newly formed and wholly subsidiary of Knight will merge with and into Knight (together with the GETCO Merger and the GA-GTCO Merger, the “Mergers”), (iv) each Class A Unit of GETCO, each Class B Unit of GETCO and each Class P Unit of GETCO (collectively, the “GETCO Units”) will be converted into the right to receive the GETCO Merger Consideration (as defined in the Agreement) and (v) each unit of GA-GTCO (collectively, the “GA-GTCO Units”) will be converted into the right to receive the GA-GTCO Merger Consideration (as defined in the Agreement). The terms and conditions of the Transactions and the Mergers are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the GETCO Units and the GA-GTCO Units of the aggregate GETCO Merger Consideration and the aggregate GA-GTCO Merger Consideration (collectively, the “Aggregate Merger Consideration”) to be received collectively by the holders of GETCO Units and the GA-GTCO Units in connection with the Mergers as provided for in the Agreement.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Knight;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of GETCO furnished to or discussed with us by the management of GETCO, including certain financial forecasts relating to GETCO prepared by the management of GETCO (such forecasts, the “GETCO Forecasts”);

Merrill Lynch, Pierce, Fenner & Smith Incorporated

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Knight furnished to or discussed with us by the management of GETCO, including certain financial forecasts relating to Knight prepared by the management of Knight (such forecasts, the “Knight Forecasts”);

(iv)	reviewed certain publicly available financial forecasts relating to Knight (the “Knight Public Forecasts”);

(v)	reviewed certain financial forecasts relating to Knight prepared by the management of GETCO (the “GETCO-Knight Forecasts”) and discussed with the management of GETCO its assessments as to the relative likelihood of achieving the future financial results reflected in the GETCO-Knight Forecasts;

(vi)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements and the costs to achieve such savings and enhancements (collectively, the “Synergies”) anticipated by the management of GETCO to result from the Transactions, including the Mergers;

(vii)	discussed the past and current business, operations, financial condition and prospects of GETCO with members of senior management of GETCO, and discussed the past and current business, operations, financial condition and prospects of Knight with members of senior management of GETCO;

(viii)	reviewed the potential pro forma financial impact of the Transactions, including the Mergers, on the future financial performance of the combined company on a pro forma basis, including the potential effect on the earnings and tangible book value of the pro forma combined company attributable to the GETCO Units;

(ix)	reviewed the trading histories for the common stock of Knight and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(x)	compared certain financial information of GETCO and certain financial and stock market information of Knight with similar information of other companies we deemed relevant;

(xi)	compared certain financial terms of the Transactions, including the Mergers, to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xii)	reviewed the relative ownership percentages of stockholders of the combined company on a pro forma basis following the closing of the Transactions, including the Mergers;

(xiii)	reviewed a draft, dated December 18, 2012, of the Agreement (the “Draft Agreement”); and

(xiv)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of GETCO that they

Merrill Lynch, Pierce, Fenner & Smith Incorporated

are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the GETCO Forecasts, we have been advised by GETCO, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GETCO as to the future financial performance of GETCO. With respect to the Knight Forecasts, we have been advised by GETCO, and have assumed, with the consent of GETCO, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Knight as to the future financial performance of Knight. We have been advised by GETCO, and have assumed, that the Knight Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Knight and we have used the Knight Public Forecasts in performing our analyses. With respect to the GETCO-Knight Forecasts and the Synergies, we have been advised by GETCO, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GETCO as to the future financial performance of Knight and the other matters covered thereby and, based on the assessments of the management of GETCO as to the relative likelihood of achieving the future financial results reflected in the GETCO-Knight Forecasts, we have relied, at the direction of GETCO, on the GETCO-Knight Forecasts for purposes of our opinion.

We have relied, at the direction of GETCO, on the assessments of the management of GETCO as to GETCO’s ability to achieve the Synergies and have been advised by GETCO, and have assumed, that the Synergies will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of GETCO, including any contingent liabilities associated with the integration of the businesses and operations of GETCO and Knight. To the extent we have been provided with any evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Knight prepared by GETCO, including with respect to any contingent liabilities associated with legal claims related to the August 1,2012 trading losses caused by software issues, we have been advised by GETCO, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GETCO as to the matters covered thereby. We have not made any physical inspection of the properties or assets of GETCO or Knight. We have not evaluated the solvency or fair value of GETCO or Knight under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of GETCO, that the Transactions, including the Mergers, will be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, including the Mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on GETCO, Knight or the contemplated benefits of the Transactions, including the Mergers. We have also assumed, at the direction of GETCO, that holders of the class A common stock of Knight holding not less than one-hundred thirty-two million (132,000,000) shares will elect to receive only Per Share Cash Consideration (as defined in the Agreement) in connection with the Knight Merger (as defined in the Agreement). We also have assumed, at the direction of GETCO, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

We express no view or opinion as to any terms or other aspects of the Transactions or the Mergers (other than the Aggregate Merger Consideration to be received collectively by the holders of the GETCO Units and the GA-GTCO Units to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions, including the Mergers. We were not requested to, and we did not, participate in the negotiation of the terms of the Transactions, including the Mergers, nor were we requested to, and we did not, provide any advice or services in connection with the Transactions, including the Mergers, other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to the fairness, from a financial point of view, of the Aggregate Merger Consideration to be received collectively by the holders of GETCO Units and the GA-GTCO Units and no opinion or view is expressed with respect to any consideration received in connection with the Transactions, including the Mergers, by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, including the Mergers, or class of such persons, relative to the Aggregate Merger Consideration. In addition, no opinion or view is expressed with respect to the allocation of the Aggregate Merger Consideration by and among the holders of the GETCO Units and the GA-GTCO Units. Furthermore, no opinion or view is expressed as to the relative merits of the Transactions, including the Mergers, in comparison to other strategies or transactions that might be available to GETCO or in which GETCO might engage or as to the underlying business decision of GETCO to proceed with or effect the Transactions, including the Mergers. We are not expressing any opinion as to what the value of the common stock of the Company will be when issued or the prices at which the common stock of Knight or the Company will trade at any time, including following announcement or consummation of the Transactions, including the Mergers. Furthermore, we are not expressing any opinion as to what the value of any derivative securities of the Company will be when issued or the value of any such derivative security at any time following announcement or consummation of the Transactions, including the Mergers. In addition, we express no opinion or recommendation as to how any unitholder or stockholder should vote or act in connection with the Transactions, including the Mergers, or any related matter.

We have acted as financial advisor to the Board of Directors of GETCO solely to render this opinion and will receive a fee for our services upon the rendering of this opinion. In addition, GETCO has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of GETCO, Knight and certain of their respective affiliates.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to GETCO and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as book-running manager, placement agent and/or arranger for various debt offerings, (ii) having acted or acting as lender under certain credit facilities, (iii) having acted or acting as financial advisor in connection with certain mergers and acquisitions transactions, (iv) having provided or providing certain cash management, derivatives and foreign exchange trading services and (v) having provided or providing certain treasury management products and services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Knight and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor in connection with certain mergers and acquisitions transactions and as lead arranger and agent bank for, and lender under, certain credit facilities and (ii) having provided or providing certain cash and treasury management, derivatives and foreign exchange trading services. In addition, certain of our affiliates maintain significant commercial (including customer) relationships with Knight and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of GETCO (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions, including the Mergers.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Aggregate Merger Consideration to be received collectively by the holders of the GETCO Units and the GA-GTCO Units in the Mergers is fair, from a financial point of view, to the holders of GETCO Units and the GA-GTCO Units.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

Annex D

JEFFERIES FINANCE LLC

520 Madison Avenue

New York, New York 10022

December 19, 2012

COMMITMENT LETTER

GETCO Holding Company, LLC

350 N. Orleans Street

3rd Floor South

Chicago, IL 60654

Attention: John McCarthy

Re:	Project Janus

Ladies and Gentlemen:

GETCO Holding Company, LLC (“you” and, together with your subsidiaries, the “Acquiror Business”) has advised Jefferies Finance LLC (“Jefferies Finance”, “we” or “us”) that you intend to consummate a transaction pursuant to which (i) a company previously identified to us as “Janus” (the “Target” and, together with its subsidiaries and Holdco (as defined below), the “Target Business”) or Holdco would acquire (the “Acquisition”) all of your issued and outstanding membership interests from your existing members and (ii) concurrently with the consummation of the Acquisition, you and the Target would refinance (the “Refinancing”) (together with any applicable prepayment premium or fee, with the commitments thereunder being terminated, and all guarantees and security in respect thereof being released) the existing debt of the Acquiror Business and the Target Business set forth in Section 3 of Exhibit D hereto (collectively, the “Existing Debt”). We understand that (i) immediately prior to the Acquisition, the Target will complete a holding company reorganization (the “Reorganization”) pursuant to which the Target will become a wholly-owned, direct subsidiary of a newly formed domestic holding company (“Holdco”) and all of the existing shareholders of the Target will become shareholders of Holdco and (ii) the Acquisition will be effected by means of a reverse merger pursuant to which a newly formed wholly owned subsidiary of Holdco would merge with and into you and you would thereby become a wholly owned domestic subsidiary of Holdco. Capitalized terms used but not defined herein and defined in any exhibit hereto have the meanings assigned to them in such exhibit.

You have advised us that the total purchase price for the Acquisition and the total amount needed to effect the Refinancing and the payment of all of the fees, commissions and expenses related to the Transactions (as defined below) will be financed from the following sources:

(i) no borrowings under a $20.0 million senior secured first lien revolving credit facility having the terms set forth in Exhibit A hereto (the “Revolving Credit Facility”) (other than to fund any required original issue discount or upfront fees payable pursuant to the “market flex” provisions of the Fee Letter (as hereinafter defined)),

(ii) $450.0 million of borrowings under a senior secured first lien term loan facility having the terms set forth in Exhibit A hereto (the “First Lien Term Loan Facility” and, together with the Revolving Credit Facility, the “First Lien Credit Facilities”); provided the aggregate principal amount of the First Lien Term Loan Facility shall be reduced on the Closing Date (as defined in Exhibit A hereto) on a dollar-for-dollar basis by an amount equal to the cash proceeds of each Special Tax Reimbursement received on or prior to the Closing Date; and provided, further, that the aggregate principal amount of the First Lien Term Loan Facility and the Second Lien Bridge Facility (or the Second Lien Notes (as defined below), as applicable) shall be reduced on the Closing Date on a dollar-for-dollar basis by an amount equal to the allocable portion of the cash purchase price in respect of any shares of Holdco not elected to be paid for in cash pursuant to the Acquisition (and with the allocation of any such reduction to be applied to reduce the First Lien Term Loan Facility and the Second Lien Bridge Loan Facility (or the Second Lien Notes, as applicable) to be pro rata based on the relative amounts thereof),

(iii) the issuance and sale (the “Notes Offering”) of second lien Senior Secured Notes (the “Second Lien Notes”) yielding gross proceeds of $550.0 million (or, if the offering of the Second Lien Notes is not consummated prior to, or concurrently with, the Acquisition, the drawdown of second lien senior secured increasing rate loans (the “Bridge Loans”) under a senior Second Lien Bridge Loan Facility having the terms set forth in Exhibits B and C hereto (the “Second Lien Bridge Loan Facility” and, together with the First Lien Credit Facilities, the “Facilities”) in an aggregate principal amount of $550.0 million); provided the aggregate principal amount of the Second Lien Bridge Loan Facility (or the Second Lien Notes, as applicable) shall be reduced in accordance with the second proviso of preceding clause (ii),

(iv) (x) the issuance by Holdco of shares of its common stock to your existing shareholders as consideration for the Acquisition and (y) the issuance by Holdco of shares of its common stock and the payment of cash in each case to the Target’s existing shareholders as consideration for the Acquisition (collectively, the “Acquisition Payment”),

(v) not more than $242.0 million of cash from the combined balance sheet of the Acquiror Business and the Target Business, and

(vi) the contribution in cash to your common equity of at least $55.0 million by certain of your existing members (the “Equity Financing”).

The transactions described in clauses (i) through (iii) above are referred to as the “Debt Financing” and, together with the Acquisition, the Refinancing, the Reorganization, the Acquisition Payment and the Equity Financing and the payment of all related fees, commissions and expenses are collectively referred to herein as the “Transactions.” The Acquiror Business and the Target Business are collectively referred to herein as the “Company.” As used in this Commitment Letter and the other Debt Financing Letters (as defined below), the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

1. The Commitments.

We are pleased to inform you that we hereby commit, directly or through one or more of our affiliates, to provide 100% of the Facilities.

The commitments described in this Section 1 are collectively referred to herein as the “Commitments.” Our Commitments are, in each case, on the terms and subject to the conditions set forth in (i) this letter (including the exhibits, schedules and annexes hereto, collectively, this “Commitment Letter”) and (ii) the fee letter (the “Fee Letter”) dated the date hereof between you and us. No party hereto has been authorized by us to make any oral or written statements or representations that are inconsistent with the Debt Financing Letters (as defined below).

2. Titles and Roles. As consideration for the Commitments, you agree that you hereby retain and will cause your respective affiliates to retain (and, as promptly as practicable after the execution of this Commitment Letter, shall use commercially reasonable efforts to cause Holdco and the Target to (and, in any event, promptly upon the consummation of the Acquisition, shall cause Holdco and the Target to) retain on the terms and conditions set forth herein) us or one of our affiliates to act as (i) the sole administrative agent and collateral agent (in such capacities, the “Administrative Agent”) in connection with the Facilities and (ii) the lead book-runner and lead arranger (in such capacities, the “Lead Arranger”) for you and your affiliates in connection with the Facilities and no other titles shall be awarded and no compensation (in each case, other than that expressly contemplated by the Debt Financing Letters) shall be paid in connection with the Facilities, unless mutually agreed. In addition, you hereby retain and will cause your respective affiliates to retain (and, as promptly as practicable after the execution of this Commitment Letter, shall use commercially reasonable efforts to cause Holdco and the Target to (and, in any event, promptly upon the consummation of the Acquisition, shall cause Holdco and the Target to) retain on the terms and conditions set forth herein and in the engagement letter (the “Engagement Letter” and, together with this Commitment Letter and the Fee Letter, the “Debt Financing Letters”) dated the date hereof between you and Jefferies & Company, Inc. (“Jefco”)) Jefco to act in the capacities and in connection with the matters set forth in the Engagement Letter.

You shall have the right, on or prior to the date which is 15 business days after the date hereof, to appoint up to three additional arrangers, agents, book-runners or managers for the Facilities and award such arrangers, agents, book-runners or managers titles in a manner and with economics determined by you in consultation with (and reasonably acceptable to) the Lead Arranger (any such additional arranger, agent, book-runner or manager, an “Additional Agent”) (it being understood that (x) each such Additional Agent (or its affiliates) shall assume a proportion of the commitments with respect to each Facility that is equal to the proportion of the economics allocated to such Additional Agent (or its affiliates) and (y) to the extent you appoint Additional Agents, the economics and commitments of Jefferies Finance in respect of the Facilities will be reduced by the amount of the economics allocated to, and the commitment amounts of, such Additional Agent (or its affiliate), in each case upon the execution and delivery by such Additional Agent of customary joinder documentation acceptable to you and us (which shall occur during the 15 business day period referred to above)); provided that the aggregate economics that may be awarded to all such Additional Agents (and their respective affiliates) shall not exceed 35% of the aggregate fees payable under the Fee Letter (exclusive of (x) administrative agent fees, which shall be entirely retained by Jefferies Finance and (y) any upfront fees to the market as may be provided in the Fee Letter). It is understood and agreed that Jefferies Finance will have “lead left” placement on all marketing materials relating to the Facilities and will perform the duties and exercise the authority customarily performed and exercised by it in such role, including acting as sole manager of the physical books.

3. Conditions Precedent. The closing of the Facilities and the making of the initial loans and other extensions of credit under the Facilities on the Closing Date are conditioned solely upon satisfaction or waiver by us of each of the following conditions: (i) since December 31, 2011, no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect (as defined below); (ii) the Specified Merger Agreement Representations (as defined below) shall be true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein)), (iii) the other conditions expressly set forth in Exhibit A and Exhibit B to this Commitment Letter, in each case under the heading “Conditions Precedent to Initial Borrowing” and (iv) the other conditions referred to on Exhibit D (the conditions set out in preceding clauses (i) to (iv) being the “Specified Conditions”).

For purposes hereof, “Company Material Adverse Effect” means, except (i) as disclosed in any of the SEC reports or documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act by the Target with the SEC on or after December 31, 2011 (the “TARGET SEC Reports”) but prior to the date of this Commitment Letter (excluding (a) any disclosures set forth in any risk factor section or market risk section, and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such TARGET SEC Reports to the extent they are cautionary, predictive or forward-looking in nature and (b) any exhibits or schedules appended thereto); or (ii) as disclosed in the disclosure schedule of the Target to the Agreement and Plan of Merger (as in effect on the date hereof) delivered to the Arranger prior to the execution of this Commitment Letter (provided, however, that the disclosure in any section of such disclosure schedules shall apply solely in the context of the corresponding section of the Agreement and Plan of Merger except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another section of the Agreement and Plan of Merger) (i) any change, effect, event, occurrence, circumstance, state of fact or development that has a material adverse effect on the financial condition, business or results of operations of the Target and its Subsidiaries, taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of the Target to timely consummate the transactions contemplated by the Agreement and Plan of Merger; provided, however, that, in the case of clause (i) only, a “Company Material

Adverse Effect” shall not be deemed to include any change, effect, event, occurrence, circumstance, state of fact or development to the extent resulting from or arising out of, (A) any change after the date hereof in applicable Law or GAAP or regulatory accounting standards; (B) any change arising after the date hereof in general U.S. or global economic conditions, or changes therein, including interest rates or currency exchange rates; (C) general political conditions or changes therein, acts of war, sabotage or terrorism or natural disasters occurring after the date hereof and not specifically related to the Target or its Subsidiaries (including the commencement, continuation or escalation of armed hostilities or other material national or international calamity); (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of the common stock of the Target, in and of itself, but not including any underlying causes thereof; (E) the public announcement of the transactions contemplated by the Agreement and Plan of Merger; or (F) any action or omission taken by the Target pursuant to your express written consent; except in each case of (A), (B) and (C), unless the effects of such changes are materially disproportionately adverse to the Target and its Subsidiaries, taken as a whole, as compared to other Persons in the industry in which the Target and its Subsidiaries operates. Capitalized terms used in the definition of Company Material Adverse Effect above but not otherwise defined herein have the meaning assigned to such terms in the Agreement and Plan of Merger as in effect on the date hereof.

Notwithstanding anything in the Debt Financing Letters or the definitive debt documents relating to the Debt Financing (collectively, the “Definitive Debt Documents”), or any other letter agreement or other undertaking concerning the financing or the Acquisition to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) such of the representations and warranties made by (or with respect to) the Target Business in the Agreement and Plan of Merger as are material to the interests of the Lenders or the Arranger, but only to the extent that you have (or your applicable affiliate has) the right to terminate your obligations under the Agreement and Plan of Merger or decline to consummate the Acquisition as a result of a breach of such representations and warranties (as determined without giving effect to any waiver, amendment or other modification thereto) (collectively, the “Specified Merger Agreement Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Definitive Debt Documents shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the Specified Conditions are satisfied (it being understood that, to the extent any Collateral (other than to the extent that a lien on such Collateral may be perfected (x) by the filing of a financing statement under the Uniform Commercial Code or (y) by the delivery of stock certificates of the Borrower, the Guarantors and the other material domestic subsidiaries of the Borrower, to the extent the capital stock of such entity is in certificated form) is not or cannot be perfected on the Closing Date after your use of commercially reasonable efforts to do so, the perfection of such Collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date, but shall be required to be perfected within 60 days after the Closing Date (subject to extensions agreed to by the Administrative Agent in its sole discretion). For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Definitive Debt Documents relating to corporate or other organizational existence with respect to the Credit Parties and other material subsidiaries, organizational power and authority of the Credit Parties (as to execution, delivery and performance of the applicable Definitive Debt Documents), the due authorization, execution, delivery and enforceability of the applicable Definitive Debt Documents, solvency of the Borrower and its subsidiaries on a consolidated basis on the Closing Date (after giving effect to the Transactions), no conflicts of the Definitive Debt Documents with charter documents, governmental approvals relating to the Definitive Debt Documents, use of proceeds, compliance with material laws and regulations, Federal Reserve margin regulations, the Patriot Act, OFAC, the Investment Company Act and, subject to permitted liens and the limitations set forth in the prior sentence, the creation, validity, perfection and priority of security interests. This paragraph shall be referred to herein as the “Certain Funds Provision”.

4. Syndication.

(a) We reserve the right, at any time prior to or after execution of the Definitive Debt Documents, to syndicate all or part of our Commitments to third parties identified by us in consultation with you (collectively, the “Lenders”); provided that we will not syndicate to those persons that are identified by you by name in writing to us prior to the date of this Commitment Letter (the “Disqualified Institutions”). Except to the extent provided in the second paragraph of Section 2 hereof in connection with an assignment to an Additional Agent, no such syndication shall relieve us of our obligation to fund on the Closing Date the portion of the Commitments so syndicated to the extent any Lender fails to fund such assigned Commitment on the Closing Date; provided, further, that unless you agree in writing or as provided in the second paragraph of Section 2 hereof, we shall retain exclusive control over the rights and obligations with respect to our Commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements and amendments, until the Closing Date has occurred. We will exclusively manage all aspects of any syndication in consultation with you and any Additional Agents, including decisions as to the selection of prospective Lenders to be approached, when they will be approached, when their commitments will be accepted, which prospective Lenders will participate, the allocation of the commitments among the Lenders, and the amount and distribution of fees; provided that no commitments shall be allocated to, or Lenders selected for, the Revolving Credit Facility without your consent (such consent not to be unreasonably withheld, delayed or conditioned). To assist us in our syndication efforts, you agree to prepare and provide (and to use your commercially reasonable efforts to cause the Target Business to prepare and provide) promptly to us all customary information with respect to the Company, the Transactions and the other transactions contemplated hereby, including such Projections (defined below) as we may reasonably request in connection with the syndication of the Commitments; provided that, following the consummation of the Acquisition, you shall cause the Target Business to prepare and provide us with such information.

(b) We intend to commence our syndication efforts promptly upon your execution of this Commitment Letter, and you agree to assist us actively (and, in all events, using your commercially reasonable efforts) to complete a timely syndication until the date that is the earlier of (i) 60 days after the Closing Date and (ii) the date on which a Successful Syndication (as defined in the Fee Letter) is achieved (such earlier date, the “Syndication Date”). Such assistance shall include:

(i) using commercially reasonable efforts to ensure that our syndication efforts benefit materially from your and the Target’s existing lending and investment banking relationships,

(ii) direct contact between your senior management, representatives and advisors, on the one hand, and the senior management, representatives and advisors of the proposed Lenders, on the other hand (and (x) prior to the consummation of the Acquisition, your using commercially reasonable efforts to cause, and (y) thereafter, to cause direct contact between senior management, representatives and advisors of the Target on the one hand, and the senior management representatives and advisors of the proposed Lenders, on the other hand), in each case to the extent reasonably requested for customary calls or investor meetings, and to be limited to one “bank meeting” and a reasonable number of one-on-one investor meetings as requested by us,

(iii) your assistance (and (x) prior to the consummation of the Acquisition, your using commercially reasonable efforts to cause, and (y) thereafter, to cause the Target to assist) in the prompt preparation of one or more customary confidential information memoranda (each, a “Confidential Information Memorandum”), and other customary marketing materials to be used in connection with the syndication of our Commitments (together with all Confidential Information Memoranda, the “Materials”),

(iv) the provision to us of copies of any due diligence reports or memoranda prepared at your direction or at the direction of any of your affiliates by legal, accounting, tax or other third party advisors in connection with the Acquisition, subject to the delivery by us to you of customary non-disclosure and non-reliance agreements as shall be reasonably requested,

(v) your using commercially reasonable efforts to cause us to receive for distribution to the prospective Lenders, at least five business days prior to the Closing Date, a copy of the definitive credit agreement in respect of the Facilities in the form agreed to by the Arranger and the Borrower,

(vi) your using commercially reasonable efforts to obtain, not less than 15 business days prior to the Closing Date, (A) a corporate rating and a corporate family rating for the Borrower from each of Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, and (ii) public facility ratings from each of S&P and Moody’s for the First Lien Credit Facilities and the Second Lien Notes, and

(vii) the hosting, with us, of meetings (or, at our option, conference calls in lieu of any such meeting) with prospective Lenders (limited to one “bank meeting” and a reasonable number of one-on-one investor meetings as requested by us) at reasonable times, dates and locations to be mutually agreed upon and in a manner so as not to unduly interfere with your normal operations.

(c) You agree, at our request, to assist in the preparation of a version of any Materials consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to the Company or any of its securities for purposes of United States federal and state securities laws (such information and Materials, “Public Information”). In addition, you agree that, unless specifically labeled “Private—Contains Non-Public Information,” no Materials disseminated to potential Lenders in connection with the syndication of the Facilities, whether through an Internet website, electronically, in presentations, at meetings or otherwise, will contain any Material Non-Public Information (as defined below). Any information and documentation that is not Public Information is referred to herein as “Material Non-Public Information.” You acknowledge and agree that the following documents contain and shall contain solely Public Information (unless you notify us promptly that any such document contains Material Non-Public Information): (i) drafts and final Definitive Debt Documents with respect to the Facilities, (ii) administrative materials prepared by us for prospective Lenders (including a lender meeting invitation, Lender allocations, if any, and funding and closing memoranda), and (iii) notification of changes in the terms of the Facilities.

(d) You agree that all Materials and Information (as defined below) (including draft and execution versions of the Definitive Debt Documents and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company) may be disseminated in accordance with our standard syndication practices (including through hard copy and via one or more internet sites (including an IntraLinks, SyndTrak or similar workspace), e-mail or other electronic transmissions). Without limiting the foregoing, you authorize, and will use commercially reasonable efforts to obtain contractual undertakings from the Target to authorize, the use of your and its respective logos in connection with any such dissemination. You agree that, at our expense, we may place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as we may choose, and circulate similar customary promotional materials, after the closing of the Transactions in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials (but not any confidential information), including (i) the names of the Company and its affiliates (or any of them), (ii) our and our affiliates’ titles and roles in connection with the Transactions, and (iii) the amount, type and closing date of such Transactions.

5. Information. You represent, warrant and covenant that (and, with respect to the Target and its subsidiaries, to the best of your knowledge that):

(a) all written information and data other than the Projections, other forward looking statements and information of a general economic or industry-specific nature (including the Materials, the “Information”) that has been or will be made available to us by or on behalf of you or the Target Business or any of your or their respective representatives is or will be, when furnished and taken as a whole, complete and correct in all material respects,

(b) none of the Information shall, when furnished or on the Closing Date and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and

(c) all projections and other forward-looking information that have been or will be made available to us by or on behalf of you or the Target Business or any of your or their respective representatives (collectively, the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time the related Projections are made available to us (it being understood that any such Projections are subject to uncertainties and contingencies, some of which are beyond your control, that no assurance can be given that any particular Projections will be realized, that actual results may differ and that such differences may be material).

You agree that, if at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information or Projections were then being furnished and such representations and warranties were then being made, you shall, at such time, supplement promptly such Information and/or Projections, as the case may be, in order that such representations and warranties will be correct under those circumstances.

You shall be solely responsible for Information, including the contents of all Materials. We (i) will be relying on Information and data provided by or on behalf of you or the Target Business or any of your or its representatives or otherwise available from generally recognized public sources, without having independently verified the accuracy or completeness of the same, (ii) do not assume responsibility for the accuracy or completeness of any such Information and data and (iii) will not make an appraisal of your assets or liabilities or those of the Target Business.

6. Clear Market. You agree that, from the date hereof until the earlier of (a) the date on which a Successful Syndication has been achieved, provided that such date shall not be earlier than the Closing Date and (b) the date that is 60 days after the Closing Date, you will not, and you will use commercially reasonable efforts to cause Holdco and the Target (or, from and after the Closing Date, cause Holdco and the Target) to not permit the Target Business or any of your or its respective affiliates to, directly or indirectly, (i) syndicate, place, sell or issue, (ii) attempt or offer to syndicate, place, sell or issue or (iii) announce or authorize the announcement of the syndication, placement, sale or issuance of any debt facility or debt securities of Holdco, you, the Acquiror Business or the Target Business (in each case, other than (i) the Debt Financing contemplated hereby, the Notes Offering and the issuance of shares of Holdco as part of the Acquisition Payment and (ii) financing relating to ordinary course of business activities and on a basis consistent with past practices, including in connection with the lending activities of you and the Target Business), including any renewals or refinancings of any existing debt facility, without our prior written consent (such consent not to be unreasonably withheld).

7. Fees and Expenses. As consideration for the Commitments and our other undertakings hereunder, you hereby agree to pay or cause to be paid to us and Jefco for our respective accounts the fees, expenses and other amounts set forth in the Debt Financing Letters.

8. Indemnification and Waivers. As consideration for the Commitments and our other undertakings hereunder, you agree to the provisions with respect to indemnification, waivers and other matters contained in Annex A hereto, which is hereby incorporated by reference in this Commitment Letter.

9. Confidentiality. This Commitment Letter is delivered to you on the understanding that neither the existence of this Commitment Letter or any other Debt Financing Letter nor any of their terms or substance will be disclosed, directly or indirectly, to any other person or entity except (a) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof and to cooperate with us in securing a protective order in respect thereof to the extent lawfully permitted to do so), (b) to your respective officers, directors, employees, attorneys, accountants, affiliates, equity holders, agents and advisors on a confidential basis and only in connection with the Transactions, (c) this Commitment Letter may be disclosed (but not the Fee Letter or the Engagement Letter) to rating agencies in connection with their review of the Facilities or the Company, (d) the information contained in this Commitment Letter (but not that contained in the Fee Letter or the Engagement Letter) may be disclosed in any Confidential Information Memorandum or in connection with the syndication of the Facilities, (e) you may disclose the aggregate fee amounts (but not any specific fees) contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Senior Credit Facilities or in any public filing relating to the Transactions and (f) this Commitment Letter (but not any other Debt Financing Letter) may be disclosed to the Target Business and its officers, directors, employees, attorneys, accountants, affiliates, equity holders, agents and advisors, in each case on a confidential basis and only in connection with the Transactions. You may also disclose, on a confidential basis, the aggregate amount of fees payable under the Fee Letter as part of a generic disclosure regarding sources and uses (but without disclosing any specific fees set forth therein) in connection with the syndication of the Facilities and/or the offering of the Second Lien Notes.

We and our affiliates shall use all non-public information received by us and them from you, the Target or your or its respective subsidiaries and representatives in connection with the Transactions solely for the purposes of providing the services contemplated by the Debt Financing Letters and shall treat confidentially all such non-public information; provided, however, that nothing herein shall prevent us from disclosing any such information (a) on a customary basis, to Moody’s and S&P in connection with obtaining ratings in connection with the Transactions, (b) to any Lenders or participants or prospective Lenders or participants (other than Disqualified Institutions) and to any direct or indirect contractual counterparty to any credit default swap or similar derivative product (other than Disqualified Institutions), (c) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law, rule or regulations (in which case we will promptly notify you, in advance, to the extent practicable and permitted by law, rule or regulation, except in connection with any request as part of any regulatory audit or examinations conducted by accountants or any governmental regulatory authority exercising examination or regulatory authority), (d) upon the request or demand of any governmental or regulatory authority having jurisdiction over us or upon the good faith determination by counsel that such information should be disclosed in light of ongoing oversight or review by any governmental or regulatory authority having jurisdiction over us (in which case we shall, to the extent practicable and permitted by law, rule or regulation, except with respect to any audit or examination conducted by accountants or any governmental regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent lawfully permitted to do so), (e) to the officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents of us working on the Transactions (collectively, “Representatives”) on a reasonable “need-to-know” basis in connection with the Transactions and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (f) to any of our respective affiliates, Representatives of our affiliates (provided that any such affiliate, Representative is advised of its obligation to retain such information as confidential, and we shall be responsible for our affiliates’ and our affiliates’ Representatives’ compliance with this paragraph) solely in connection with the Transactions, (g) to the extent any such information is or becomes publicly available other than by reason of improper disclosure by us, our affiliates or Representatives in breach of this Commitment Letter, (h) to the extent that any such information is independently developed by us, any of our affiliates or any of our Representatives, (i) to the extent that such information is received by us or our affiliates from a third party that is not to our or our affiliate’s knowledge subject to confidentiality obligations to you or the Target and (j) to establish a “due diligence” defense, if applicable; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lenders or prospective Lenders or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and us, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with our standard syndication processes or customary market standards for dissemination of such type of information.

Notwithstanding anything herein to the contrary, you and we (and any of your and our respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by the Debt Financing Letters and all materials of any kind (including opinions or other tax analyses) that are provided to you or us relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to any Debt Financing Letter, and (ii) neither you nor we shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by the Debt Financing Letters is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

10. Conflicts of Interest. You acknowledge and agree that:

(a) we and/or our affiliates and subsidiaries (the “Jefferies Group”), in our and their respective capacities as principal or agent are involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and, therefore, conflicts may arise between (i) our interests and duties hereunder and (ii) the duties or interests or other duties or interests of another member of the Jefferies Group,

(b) we and any other member of the Jefferies Group may, at any time, (i) provide services to any other person, (ii) engage in any transaction (on our or its own account or otherwise) with respect to you or any member of the same group as you or (iii) act in relation to any matter for any other person whose interests may be adverse to you or any member of your group (a “Third Party”), and may retain for our or its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or any member of the Jefferies Group is in possession or has come or comes into possession (whether before, during or after the consummation of the transactions contemplated hereunder) of information confidential to you; provided that such confidential information shall not be used by us or any other member of the Jefferies Group in performing services or providing advice to any Third Party. You accept that permanent or ad hoc arrangements/information barriers may be used between and within our divisions or divisions of other members of the Jefferies Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose,

(c) information that is held elsewhere within us or the Jefferies Group, but of which none of the individual directors, officers or employees having primary responsibility for the consummation of the transactions contemplated by this Commitment Letter actually has knowledge (or can properly obtain knowledge without breach of internal procedures), shall not for any purpose be taken into account in determining our responsibilities to you hereunder,

(d) neither we nor any other member of the Jefferies Group shall have any duty to disclose to you, or utilize for your benefit, any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on our or its own account or otherwise) or otherwise carrying on our or its business,

(e) (i) neither we nor any of our affiliates have assumed any advisory responsibility or any other obligation in favor of the Company or any of its affiliates except the obligations expressly provided for under the Debt Financing Letters and under the financial advisory agreement dated September 12, 2012 between you and Jefco, (ii) we and our affiliates, on the one hand, and the Company and its affiliates, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor does the Company or any of its affiliates rely on, any fiduciary duty on the part of us or any of our affiliates and (iii) we are (and are affiliated with) full service financial firms and as such may effect from time to time transactions for our own account or the account of customers, and hold long or short positions in debt, equity-linked or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter (and, in particular, we and any other member of the Jefferies Group may at any time hold debt or equity securities for our or its own account in the Company). You further acknowledge and agree that we and our affiliates hold equity securities in the Target. With respect to any securities and/or financial instruments so held by us, any of our affiliates or any of our respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of such rights, in its sole discretion. You hereby waive and release, to the fullest extent permitted by law, any claims you have, or may have, with respect to (i) any breach or alleged breach of fiduciary duty or (ii) any conflict of interest arising from such transactions, activities, investments or holdings, or arising from our failure or the failure of any of our affiliates to bring such transactions, activities, investments or holdings to your attention, and

(f) neither we nor any of our affiliates are advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by the Debt Financing Letters, and neither we nor our affiliates shall have responsibility or liability to you with respect thereto. Any review by us, or on our behalf, of the Company, the Transactions, the other transactions contemplated by the Debt Financing Letters or other matters relating to such transactions will be performed solely for our benefit and shall not be on behalf of you or any of your affiliates.

11. Choice of Law; Jurisdiction; Waivers. The Debt Financing Letters shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law). To the fullest extent permitted by applicable law, you hereby irrevocably submit to the exclusive jurisdiction of any New York State court or federal court sitting in the County of New York and the Borough of Manhattan in respect of any claim, suit, action or proceeding arising out of or relating to the provisions of any Debt Financing Letter and irrevocably agree that all claims in respect of any such claim, suit, action or proceeding may be heard and determined in any such court and that service of process therein may be made by certified mail, postage prepaid, to your address set forth above. You and we hereby waive, to the fullest extent permitted by applicable law, any objection that you or we may now or hereafter have to the laying of venue of any such claim, suit, action or proceeding brought in any such court, and any claim that any such claim, suit, action or proceeding brought in any such court has been brought in an inconvenient forum. You and we hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any claim, suit, action or proceeding (whether based upon contract, tort or otherwise) arising out of or relating to the Debt Financing Letters, any of the Transactions or any of the other transactions contemplated hereby or thereby. The provisions of this Section 11 are intended to be effective upon the execution of this Commitment Letter without any further action by you, and the introduction of a true copy of this Commitment Letter into evidence shall be conclusive and final evidence as to such matters.

12. Miscellaneous.

(a) This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Commitment Letter by facsimile, PDF or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.

(b) You may not assign any of your rights, or be relieved of any of your obligations, under this Commitment Letter without our prior written consent, which may be given or withheld in our sole discretion (and any purported assignment without such consent, at our sole option, shall be null and void). We may at any time and from time to time assign all or any portion of our Commitments hereunder to one or more of our affiliates or to one or more Lenders (other than Disqualified Institutions); provided that, except to the extent set forth in the second paragraph of Section 2 hereof, (a) such assignment shall not relieve us of our obligation to fund on the Closing Date the portion of our Commitments so assigned to the extent such assignee fails to fund such assigned Commitments on the Closing Date and (b) no assignments shall be made of Commitments in respect of the Revolving Credit Facility to any Lenders without your consent, not to be unreasonably withheld, delayed or conditioned. Any and all obligations of, and services to be provided by, us hereunder (including the Commitments) may be performed, and any and all of our rights hereunder may be exercised, by or through any of our affiliates or branches and we reserve the right to allocate, in whole or in part, to our affiliates or branches certain fees payable to us in such manner as we and our affiliates may agree in our and their sole discretion. You further acknowledge that, subject to Section 9 hereof, we may share with any of our affiliates, and such affiliates may share with us, any information relating to the Transactions, you, the Acquiror Business or the Target Business (and your and their respective affiliates), or any of the matters contemplated in the Debt

Financing Letters.

(c) This Commitment Letter has been and is made solely for the benefit of you, us and the indemnified persons (as defined in Annex A hereto) and your, our and their respective successors and assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or your and our agreements contained herein.

(d) The Debt Financing Letters set forth the entire understanding of the parties hereto as to the scope of the Commitments and our obligations hereunder and thereunder. The Debt Financing Letters supersede all prior understandings and proposals, whether written or oral, between us and you relating to any financing or the transactions contemplated hereby and thereby.

(e) You acknowledge that we and our affiliates may be arranging or providing (or contemplating arranging or providing) a committed form of acquisition financing to other potential purchasers of the Target Business and that, in such capacity, we and our affiliates may acquire information about the Target Business, the Acquisition, and such other potential purchasers and their strategies and proposals, but that nonetheless neither we nor our affiliates shall have any obligation to disclose to you or your affiliates the substance of such information or the fact that we or our affiliates are in possession thereof.

(f) You agree that we or any of our affiliates may disclose information about the Transactions to market data collectors and similar service providers to the financing community.

(g) We hereby notify you that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (signed into law March 9, 2006) (as amended from time to time, the “Patriot Act”), we and each Lender may be required to obtain, verify and record information that identifies you and the other Credit Parties, which information includes the name, address, tax identification number and other information regarding the Credit Parties that will allow us or such Lender to identify the Credit Parties in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and each Lender. You agree that we shall be permitted to share any or all such information with the Lenders.

13. Amendment; Waiver. This Commitment Letter may not be modified or amended except in a writing duly executed by the parties hereto. No waiver by any party of any breach of, or any provision of, this Commitment Letter shall be deemed a waiver of any similar or any other breach or provision of this Commitment Letter at the same or any prior or subsequent time. To be effective, a waiver must be set forth in writing signed by the waiving party and must specifically refer to this Commitment Letter and the breach or provision being waived.

14. Surviving Provisions. Notwithstanding anything to the contrary in this Commitment Letter: (i) Sections 7 to and including 15 hereof shall survive the expiration or termination of this Commitment Letter, regardless of whether the Definitive Debt Documents have been executed and delivered or the Transactions consummated, and (ii) Sections 2 and 4 to and including 13 hereof shall survive execution and delivery of the Definitive Debt Documents and the consummation of the Transactions.

15. Acceptance, Expiration and Termination. Please indicate your acceptance of the terms of this Commitment Letter by returning to us and, in the case of the Engagement Letter, Jefco executed counterparts of the Debt Financing Letters not later than 5:00 p.m., New York City time, on December 19, 2012 (the “Deadline”). The Debt Financing Letters are conditioned upon your contemporaneous execution and delivery to us, and the contemporaneous receipt by us, of executed counterparts of each Debt Financing Letter on or prior to the Deadline. This Commitment Letter will expire at such time in the event that you have not returned such executed counterparts to us by such time. Thereafter, except with respect to any provision that expressly survives pursuant to Section 14, this Commitment Letter (but not the other Debt Financing Letters) will terminate automatically on the earliest of (i) the date of termination or abandonment of the Agreement and Plan of Merger, (ii) the closing of the Acquisition, and (iii) 5:00 p.m., New York City time, on July 19, 2013. In addition, our Commitment hereunder to provide Bridge Loans shall terminate upon the closing of the sale of the Second Lien Notes (in escrow or otherwise in an amount that equals or exceeds the committed amount of the Bridge Loans as set forth herein).

[Remainder of page intentionally blank]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

JEFFERIES FINANCE LLC

By:
Name: E. Joseph Hess
Title: Managing Director

[Signature Page to Janus Commitment Letter]

Accepted and agreed to as of

the date first above written:

GETCO HOLDING COMPANY, LLC

By:
Name: John McCarthy
Title: General Counsel

[Signature Page to Janus Commitment Letter]

ANNEX A TO COMMITMENT LETTER

INDEMNIFICATION AND WAIVER

Except as otherwise defined in this Annex A, capitalized terms used but not defined herein have the meanings assigned to them elsewhere in this Commitment Letter.

GETCO Holding Company, LLC (“you”) hereby agrees to (i) indemnify and hold harmless Jefferies Finance LLC (“we” or “us”), the Lenders in the Debt Financing and each of our and their respective affiliates and subsidiaries (including Jefferies & Company, Inc. (“Jefco”)) and each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing (each, an “indemnified person”, in their respective capacities and roles as set forth in the Commitment Letter) from and against any and all losses, claims, damages and liabilities (collectively, “Losses”) to which any such indemnified person, directly or indirectly, may become subject arising out of, relating to, resulting from or otherwise in connection with the Debt Financing Letters, the Debt Financing, the use of the proceeds therefrom, the Transactions, any of the other transactions contemplated by the Debt Financing Letters, or any action, claim, suit, litigation, investigation, inquiry or proceeding (each, a “Claim”) directly or indirectly arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (in all cases, whether or not caused or arising, in whole or in part, out of the comparative, contributory or sole negligence of the Indemnified Person), regardless of whether any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party and (ii) reimburse each indemnified person upon demand at any time and from time to time for all reasonable and documented out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any Claim, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (including in connection with the enforcement of the indemnification obligations and waivers set forth in this Annex A); provided, however, that (i) with respect to legal expenses, your obligations shall be limited to one firm of counsel for all such indemnified persons, taken as a whole and, if necessary, of a single local counsel and regulatory counsel in each appropriate jurisdiction (which may include a single special counsel and regulatory counsel acting in multiple jurisdictions) for all such indemnified persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the indemnified person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected indemnified person) and (ii) no indemnified person will be entitled to indemnity hereunder in respect of any Loss to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such Loss resulted (x) primarily from the gross negligence or willful misconduct of such indemnified person, (y) from the material breach of the funding obligations of an indemnified person or an indemnified person’s affiliates under the Commitment Letter as determined by a final non-appealable judgment of a court of competent jurisdiction or (z) from any Claim that does not involve an act or omission by you or any of your affiliates and that is brought by an indemnified person against any other indemnified person (other than any Claim against any indemnified person in its capacity or in fulfilling its role as an agent or arranger or similar role under any Facility). In addition, in no event will any indemnified person be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings), whether, directly or indirectly, as a result of any failure to fund all or any portion of the Debt Financing or otherwise arising out of, relating to, resulting from or otherwise in connection with the Debt Financing or arising out of, relating to, resulting from or otherwise in connection with any Claim or otherwise. In addition, no indemnified person will be liable for any damages arising from the use by unauthorized persons of Information, Projections or other Materials sent through electronic, telecommunications or other information transmission systems that are intercepted or otherwise obtained by such persons.

You shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in which any indemnified person is or could be a party and as to which indemnification or contribution could have been sought by such indemnified person hereunder whether or not such indemnified person is a party to any Debt Financing Letter, unless (i) such indemnified person and each other indemnified person from which such indemnified person could have sought indemnification or contribution have given their prior written consent, which consent may not be unreasonably withheld, conditioned or delayed or (ii) the settlement, compromise, consent or termination includes an express unconditional release of such indemnified persons and their respective affiliates from all Losses, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with such Claim and does not include any statement as to any admission of fault or culpability by or of any indemnified person. You shall not be liable for any settlement of any Claim effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction for the plaintiff or against an indemnified person in any such Claim, you agree to indemnify and hold harmless each indemnified person from and against any and all Losses by reason of such settlement or judgment in accordance with the other provisions of this Annex A. Each indemnified person shall be obligated to refund or return any and all amounts paid by you to such indemnified person for any Losses to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof.

If for any reason (other than the reasons set forth in clauses (x), (y) and (z) of the second preceding paragraph) the foregoing indemnity is unavailable to an indemnified person or insufficient to hold an indemnified person harmless, then you to the fullest extent permitted by law, shall contribute to the amount paid or payable by such indemnified person as a result of such Losses in such proportion as is appropriate to reflect the relative benefits received by you, on the one hand, and by us, on the other hand, from the Transactions or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by you, on the one hand, and us, on the other hand, but also the relative fault of you, on the one hand, and us, on the other hand, as well as any relevant equitable considerations. Notwithstanding the provisions hereof, the aggregate contribution of all indemnified persons to all Losses shall not exceed the amount of fees actually received by us and Jefco pursuant to the Fee Letter and the Engagement Letter. For the purposes of this paragraph, it is hereby further agreed that (i) the relative benefits to you, on the one hand, and us, on the other hand, with respect to the Transactions shall be deemed to be in the same proportion as (x) the total value paid or received or contemplated to be paid or received by you, your equityholders and/or your or their respective affiliates, as the case may be, in the Transactions, whether or not the Transactions are consummated, bears to (y) the fees actually paid to us and Jefco under the Fee Letter and the Engagement Letter and (ii) the relative fault of you, on the one hand, and us, on the other hand, with respect to the Transactions shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by you, any of your affiliates and/or any of your or their respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons or by us, as well as your and our relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

In addition, you shall reimburse the indemnified persons for all expenses (including the reasonable legal fees and expenses of external counsel, to be limited to the legal fees and expenses of one primary counsel, one local and one regulatory counsel in each relevant jurisdiction and, in the case of an actual or perceived conflict of interest amongst the indemnified persons, one additional primary counsel to all similarly affected indemnified persons (and, if necessary, one additional local and one regulatory counsel in each relevant jurisdiction to all similarly affected indemnified persons)), as incurred, in connection with investigating, preparing, defending or settling any Claim for which indemnification or contribution may be sought by the indemnified person, whether or not any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party.

The indemnity, contribution and expense reimbursement obligations set forth herein (i) shall be in addition to any liability you may have to any indemnified person at law, in equity or otherwise, (ii) shall survive the expiration or termination of the Debt Financing Letters (notwithstanding any other provision of any Debt Financing Letter or the Definitive Debt Documents), (iii) shall apply to any modification, amendment, waiver or supplement of our and any of our affiliates’ commitment and/or engagement, (iv) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of us or any other indemnified person and (v) shall be binding on any successor or assign of you and the successors or assigns to any substantial portion of your business and assets.

*  *  *

EXHIBIT A TO COMMITMENT LETTER

SUMMARY OF TERMS OF FIRST LIEN CREDIT FACILITIES

Set forth below is a summary of certain of the terms of the First Lien Credit Facilities and the documentation related thereto. Capitalized terms used and not otherwise defined in this Exhibit A have the meanings set forth elsewhere in this Commitment Letter.

I.	Parties

	Borrower	Holdco (the “Borrower”).

	Guarantors	Each of the Borrower’s direct and indirect wholly-owned domestic subsidiaries (other than (i) regulated broker-dealers and other regulated subsidiaries, in each case, that are not permitted to provide such guarantees under applicable law, (ii) immaterial subsidiaries to be mutually agreed upon and (iii) such other exceptions (if any) to be mutually agreed upon) (collectively, the “Guarantors;” the Borrower and the Guarantors, collectively, the “Credit Parties”).

	Lead Arranger and Book Runner	Jefferies Finance LLC (“Jefferies Finance”) and/or one or more of its designees (in such capacities, the “Arranger”). The Arranger will perform the duties customarily associated with such role.

	Administrative Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Administrative Agent”). The Administrative Agent will perform the duties customarily associated with such role.

	Collateral Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Collateral Agent”). The Collateral Agent will perform the duties customarily associated with such role.

	Lenders	A syndicate of third parties excluding any Disqualified Institutions (collectively, the “Lenders”) identified by the Arranger in consultation with the Borrower and with respect to the Revolving Credit Facility only, subject to the Borrower’s consent (such consent not to be unreasonably withheld, delayed or conditioned).

	Closing Date	The date, on or before the date on which the Commitments are terminated in accordance with Section 15 of this Commitment Letter, on which the Acquisition is consummated (the “Closing Date”).

	Senior Loan Documents	The definitive documentation governing or evidencing the First Lien Credit Facilities (collectively, the “Senior Loan Documents”).

II.	Types and Amounts of Facilities

First Lien Term Loan Facility

A 4.5-year first lien senior secured term loan facility in an aggregate principal amount equal to $450.0 million (as such amount may be reduced on the Closing Date as provided in the provisos to clause (ii) of the second paragraph of the Commitment Letter, the “First Lien Term Loan Facility”) (the loans thereunder, the “First Lien Term Loans”); provided that the Senior Loan Documents shall provide the right of individual Lenders to agree to extend the maturity of their First Lien Term Loans upon the request of the Borrower and without the consent of any other Lender on customary terms and conditions to be agreed upon.

The full amount of the First Lien Term Loan Facility shall be drawn in a single drawing on the Closing Date. Amounts borrowed under the First Lien Term Loan Facility that are repaid or prepaid may not be reborrowed.

	Final Maturity and Amortization	The First Lien Term Loan Facility will mature on the date that is 4.5 years after the Closing Date and will amortize in equal quarterly installments in aggregate annual amounts up to 15.0% of the original principal amount of the First Lien Term Loan Facility (as determined by the Arranger in consultation with the Borrower), with the balance payable on the 4.5-year anniversary of the Closing Date.

	Revolving Credit Facility	A four-year senior secured first lien revolving credit facility (the “Revolving Credit Facility” and, together with the First Lien Term Loan Facility, the “First Lien Credit Facilities”) in an aggregate principal amount equal to $20.0 million (the loans thereunder, the “Revolving Credit Loans” and, together with the First Lien Term Loans, the “Loans”); provided that the Senior Loan Documents shall provide the right of individual Lenders to agree to extend the maturity of their Revolving Credit Loans upon the request of the Borrower and without the consent of any other Lender on customary terms and conditions to be agreed upon.

Maturity	The Revolving Credit Facility shall be available during the period commencing after the Closing Date on a revolving basis during the period commencing on the Closing Date and ending on the fourth anniversary of the Closing Date (the “Revolving Credit Termination Date”).

Letters of Credit	A portion of the Revolving Credit Facility not in excess of an amount to be mutually agreed upon shall be available for the issuance of standby letters of credit (the “Letters of Credit”) by one or more Lenders or affiliates of Lenders to be selected by the Administrative Agent in consultation with (and reasonably acceptable to) the Borrower (each such Lender in such capacity, an “Issuing Lender”), which Letters of Credit shall be risk participated to all Lenders with commitments under the Revolving Credit Facility, to support obligations of the Borrower and its wholly owned subsidiaries permitted under the Senior Loan Documents (other than obligations in respect of the Bridge Loans, the Second Lien Notes, subordinated indebtedness, certain other indebtedness to be mutually agreed upon and equity interests). The face amount of any outstanding Letters of Credit will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) five business days prior to the Revolving Credit Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (ii) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) within one business day. To the extent that the Borrower does not so reimburse the respective Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse such Issuing Lender on a pro rata basis based on their respective Revolving Credit Facility commitments.

If any Lender under the Revolving Credit Facility becomes a Defaulting Lender (to be defined on a customary basis to be mutually agreed upon), then the letter of credit exposure of such Defaulting Lender will automatically be reallocated among the non-Defaulting Lenders pro rata in accordance with their commitments under the Revolving Credit Facility up to an amount such that the revolving credit exposure of such non-Defaulting Lender does not exceed its commitments. In the event that such reallocation does not fully cover the letter of credit exposure of such Defaulting Lender, the applicable Issuing Lender may require the Borrower to cash collateralize such “uncovered” exposure in respect of each outstanding Letter of Credit and will have no obligation to issue new Letters of Credit, or to extend, renew or amend existing Letters of Credit to the extent the aggregate letter of credit exposure would exceed the Revolving credit Facility commitments of the non-Defaulting Lenders, unless such “uncovered” exposure is cash collateralized to the respective Issuing Lender’s reasonable satisfaction.

Swing Line Loans	A portion of the Revolving Credit Facility not in excess of an amount to be mutually agreed upon shall be available on same-day notice for swing line loans (the “Swing Line Loans”) from a Lender to be selected by the Administrative Agent in consultation with (and reasonably acceptable to) the Borrower (in such capacity, the “Swing Line Lender”). Except for purposes of calculating the unutilized commitment fee described in Annex A-I hereto, any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Use of Proceeds	The proceeds of the First Lien Term Loans borrowed on the Closing Date, together with the proceeds of the Bridge Loans and/or the Second Lien Notes, and certain borrowings under the Revolving Credit Facility (if any), will be used to finance, in part, the cash portion of the Acquisition Payment and the Refinancing and to pay fees and expenses in connection with the Transactions; it being understood and agreed, however, to the extent that any of the 3.50% Cash Convertible Senior Subordinated Notes due 2014 of the Target (the “Convertible Notes”) are not repurchased on the Closing Date, that portion of the First Lien Term Loan Facility and the Second Lien Bridge Loan Facility (or the Second Lien Notes, as applicable) that are needed to repurchase those Convertible Notes in full at maturity shall be deposited on the Closing Date in a cash collateral account under the sole dominion and control of the Collateral Agent, the proceeds of which will be available after the Closing Date to repurchase the Convertible Notes at or below par pursuant to a tender offer, a change of control put, open market purchases and/or at maturity upon terms and conditions to be mutually agreed upon.

The proceeds of the Revolving Credit Loans (including Swing Line Loans) will be used after the Closing Date for the working capital and general corporate purposes of the Borrower and its subsidiaries; provided that proceeds of Revolving Credit Loans may be used on the Closing Date to fund any required original issue discount or upfront fees payable pursuant to the “market flex” provisions of the Fee Letter.

Letters of Credit will be used to support payment and performance obligations incurred in the ordinary course of business by the Borrower and its wholly owned subsidiaries as provided above under the heading “Letters of Credit.”

III.	Certain Payment Provisions

	Fees and Interest Rates	As set forth on Annex A-I hereto.

	Optional Prepayments and Commitment Reductions	Optional prepayments of borrowings under the First Lien Credit Facilities and optional reductions of the unutilized portion of the commitments under the First Lien Credit Facilities will be permitted at any time, in whole or in part, in minimum principal amounts to be mutually agreed upon, without premium or penalty (subject (i) to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR Loans other than on the last day of the relevant interest period and (ii) payments of an amount provided below under the caption “Soft Call on First Lien Term Loans”). Voluntary prepayments of the First Lien Term Loan Facility shall be applied to remaining scheduled amortization payments on a pro rata basis.

	Mandatory Prepayments and Commitment Reductions	The following amounts will be applied to prepay the First Lien Term Loans or to prepay Revolving Credit Loans (or, if none, to cash collateralize Letters of Credit to the extent required under the terms of the Senior Loan Documents):

• 100% of the net cash proceeds of any incurrence of indebtedness after the Closing Date (other than indebtedness permitted under the Senior Loan Documents) by the Borrower or any of its subsidiaries;

•   100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by the Borrower or any of its subsidiaries (including (i) as a result of casualty or condemnation and (ii) any issuance or sale of equity by any of the Borrower’s subsidiaries) (with customary exceptions, thresholds and reinvestment rights of up to 12 months to be mutually agreed upon);

•   50% of “excess cash flow” (to be defined on a basis to be mutually agreed upon) for each fiscal year of the Borrower commencing with the fiscal year in which the Closing Date occurs (with step-downs to be mutually agreed upon); and

•   100% of the cash proceeds received from any federal, state and local tax refunds and/or adjustments received with respect to (a) losses applied to the 2012 taxable year, (b) losses from the 2012 taxable year carried back to prior taxable years or (c) the tax savings from the current use and/or carry-forward of such losses from the 2012 taxable year to future periods (the “Special Tax Reimbursements”).

All such mandatory prepayments shall be applied without premium or penalty (except for (i) breakage costs, if any, and (ii) payments of any amounts provided below under the caption “Soft Call on First Lien Term Loans”) and shall be applied in the following order: first, to the scheduled installments of principal of the Term Facility on a pro rata basis, and second, to the Revolving Credit Facility (including to cash collateralize Letters of Credit to the extent required under the terms of the Senior Loan Documents) (without a concomitant and equal reduction of the commitments thereunder unless an event of default has occurred and is then-continuing).

The Revolving Credit Loans will be prepaid and the Letters of Credit will be cash collateralized to the extent such extensions of credit at any time exceed the amount of the commitments in respect of the Revolving Credit Facility.

Soft Call on First Lien Term Loans	The Borrower shall pay a “prepayment premium” in connection with any Repricing Event (as defined below) with respect to all or any portion of the First Lien Term Loans that occurs on or before the first anniversary of the Closing Date, in an amount not to exceed 1.0% of the principal amount of the First Lien Term Loans subject to such Repricing Event. The term “Repricing Event” shall mean (i) any prepayment or repayment of First Lien Term Loans with the proceeds of, or any conversion of First Lien Term Loans into, any new or replacement tranche of term loans bearing interest at an “effective” interest rate less than the “effective” interest rate applicable to the First Lien Term Loans (as such comparative rates are determined by the Administrative Agent) and (ii) any amendment to the First Lien Term Loan Facility that, directly or indirectly, reduces the “effective” interest rate applicable to the First Lien Term Loans (in each case, with original issue discount and upfront fees (but excluding customary arranging, underwriting or similar fees not shared with all relevant Lenders), which shall be deemed to constitute like amounts of original issue discount, being equated to interest margins in a manner consistent with generally accepted financial practice based on an assumed four-year life to maturity).

IV.	Collateral and Guarantees

	Collateral	Subject to the limitations set forth below in this section and subject to the Certain Funds Provision, the obligations of each Credit Party in respect of the First Lien Credit Facilities and any interest rate hedging obligations of the Borrower owed to a Lender or its affiliates or to an entity that was a Lender or an affiliate of a Lender at the time of such transaction (“Permitted Secured Hedging Obligations”) will be secured by the following: a perfected first priority security interest in substantially all of its tangible and intangible assets, including intellectual property, real property, licenses, permits, intercompany indebtedness (which shall be evidenced by a subordinated promissory note) and all of the capital stock of each Credit Party (other than the Borrower) (but limited, in the case of the voting stock of a CFC, to 66% of all such voting stock) (the items described above, but excluding the Excluded Assets (as defined below) and subject to customary exceptions and permitted liens to be mutually agreed upon, collectively, the “Collateral”).

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any owned real property with a fair market value of less than an amount to be mutually agreed upon (with all required mortgages being permitted to be delivered post-closing) and any leasehold interests; (ii) motor vehicles and other assets subject to certificates of title, letter of credit rights (except to the extent perfection can be obtained by filing of uniform commercial code financing statements) and commercial tort claims with a value of less than an amount to be mutually agreed upon; (iii) pledges and security interests to the extent prohibited by applicable law, rule or regulation; (iv) equity interests in any person other than wholly owned subsidiaries to the extent not permitted by the terms of such subsidiary’s organizational or joint venture documents so long as such restrictions did not arise in anticipation of the First Lien Credit Facilities; (v) assets of any foreign subsidiary (it being understood that the Lenders shall not require the Borrower or any of its subsidiaries to enter into any security agreements or pledge agreements governed under foreign law); (vi) any lease, license or other agreement or any property subject to a purchase money similar security interest or similar arrangement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or similar agreement or purchase money arrangement or create a right of termination in favor of any other party thereto (other than the Borrower or any subsidiary thereof) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable law (including the U.S. Bankruptcy Code), other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition; (vii) any governmental licenses or state or local franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby; (viii) equity interests in regulated subsidiaries to the extent the applicable Credit Party has certified to the Administrative Agent that in its reasonable judgment the grant of a security interests in such equity interests pursuant to the Senior Loan Documents would have a materially adverse regulatory effect or is not permitted by applicable law, (ix) deposit accounts used exclusively for (A) payroll and other employee wage and benefits, (B) taxes, including, without limitation, sales tax, (C) escrow accounts and (D) fiduciary or trust accounts; (x) those assets as to which the Administrative Agent and the Borrower reasonably agree in writing that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby and (xi) other exceptions to be mutually agreed upon (the foregoing described in clauses (i) through (xi) are collectively, the “Excluded Assets”).

All the above-described pledges, security interests and mortgages shall be created on terms to be set forth in the Senior Loan Documents; and none of the Collateral shall be subject to other pledges, security interests or mortgages (subject to junior liens securing the Second Lien Notes or the Second Lien Bridge Loan Facility, as applicable, and customary exceptions for financings of this kind reasonably acceptable to the Administrative Agent).

Guarantees	The Guarantors will unconditionally guarantee the obligations of each Credit Party in respect of the First Lien Credit Facilities and the Permitted Secured Hedging Obligations (the “Guarantees”). Such Guarantees will be in form and substance satisfactory to the Administrative Agent and the Arranger. All Guarantees shall be guarantees of payment and performance, and not of collection. Any guarantees to be issued in respect of the Second Lien Bridge Loan Facility or the Second Lien Notes shall rank pari passu in right of payment with the obligations under the Guarantees.

Intercreditor Matters	The priority of the security interests in the Collateral and related creditors rights will be set forth in an intercreditor agreement (the “Intercreditor Agreement”) acceptable to the Arranger and the Administrative Agent. The Intercreditor Agreement will provide, inter alia, for (i) subordination of security interests of the lenders under the Second Lien Bridge Loan Facility or the purchasers of the Second Lien Notes, as applicable, to the security interests of the Lenders, (ii) “turnover” provisions with respect to Collateral proceeds, (iii) limitations on the voting rights under the Second Lien Bridge Loan Facility of the purchasers of the Second Lien Notes with respect to the release of Collateral and the enforcement of remedies with respect to the Collateral, (iv) a waiver of the right under the Second Lien Bridge Loan Facility of the purchasers of the Second Lien Notes to challenge any “debtor-in-possession financing” or other credit approved by the Lenders, and (v) standstill provisions relating to the enforcement of remedies under the Second Lien Bridge Loan Facility by the purchasers of the Second Lien Notes with respect to the Collateral.

V.	Other Provisions

	Representations and Warranties	Customary for facilities and transactions of this type, and limited to the following (to be applicable to the Borrower and its subsidiaries): organization and qualification, status and powers; due authorization, execution, delivery and enforceability of Senior Loan Documents; no conflicts; financial statements, projections and other information; no material adverse effect; ownership of properties; intellectual property and applicable licenses, permits and approvals; equity interests and subsidiaries; litigation and compliance with laws (including laws regulating the Borrower’s and its subsidiaries respective businesses and industries and other regulatory matters) and governmental approvals; organizational documents, contractual obligations and material agreements; federal reserve regulations; Investment Company Act of 1940, as amended, and other laws restricting incurrence of debt; use of proceeds; taxes; accuracy and completeness of disclosure; labor matters; solvency; employee benefit plans and ERISA; environmental matters; insurance; security documents and creation, validity, perfection and priority of security interests in the Collateral (subject to permitted liens); acquisition documents; membership in FINRA, registration, other regulatory matters, etc; and anti-terrorism laws, money laundering activities and dealing with embargoed persons; subject in the case of certain of the foregoing representations and warranties, to exceptions and qualifications including for materiality to be agreed upon.

The representations and warranties will be required to be made in connection with each extension of credit (subject to the Certain Funds Provision, including the extension of credit on the Closing Date).

	Conditions Precedent to Initial Borrowing	Subject to the Certain Funds Provision, the initial borrowings and other extensions of credit under the First Lien Credit Facilities on the Closing Date will be subject only to the applicable conditions precedent set forth in Section 3 of the Commitment Letter, the following paragraph entitled “Conditions Precedent to all Borrowings” (to the extent applicable) and Exhibit D to the Commitment Letter.

	Conditions Precedent to all Borrowings	Subject on the Closing Date to the Certain Funds Provision, each borrowing and extension of credit under the Facilities will be subject only to the following conditions precedent: (i) delivery of notice of borrowing or request for issuance of letter of credit, (ii) accuracy of representations and warranties in all material respects (or, in the case of the initial extensions of credit on the Closing Date, accuracy of the Specified Merger Agreement Representations and the Specified Representations), provided, that any representation and warranty that is qualified as to “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein), and (iii) for each borrowing and other extension of credit after the Closing Date, the absence of defaults or events of default at the time of, or after giving effect to the making of, such extension of credit.

Affirmative Covenants	Customary for facilities and transactions of this type and limited to the following (to be applicable to the Borrower and its subsidiaries): delivery of financial statements, annual budget, reports, accountants’ letters, projections, officers’ certificates and other information; notices of default, litigation and other material events; existence; maintenance of business, properties and licenses, permits and approvals; maintenance of insurance; payment and performance of obligations and taxes; employee benefits and ERISA; maintaining books and records; access to properties and inspections; use of proceeds; compliance with laws (including environmental laws) and other regulatory matters; environmental reports; additional collateral and additional guarantors; status of the First Lien Credit Facilities as senior debt and intercreditor matters security interests; inspection rights; further assurances, including as to security; information regarding Collateral; regulatory matters; annual lender meetings and quarterly lender calls; the use of commercially reasonable efforts to maintain ratings (but not a minimum rating) from S&P and Moody’s; and, to the extent not filed prior to the Closing Date, the filing of federal, state and local tax refund documentation for the 2012 taxable year. The affirmative covenants will be subject to customary exceptions and qualifications to be mutually agreed upon.

Negative Covenants	Customary for facilities and transactions of this type, and limited to the following (to be applicable to the Borrower and its subsidiaries): indebtedness (including mandatorily redeemable equity interests, guarantees and other contingent obligations); liens; sale and leaseback transactions; investments

(including acquisitions, loans, etc.), loans and advances; asset sales; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests and other restricted payments; transactions with affiliates; capital expenditures; prepayments, redemptions and repurchases of other indebtedness (provided that prepayment and conversion of Bridge Loans shall be permitted from the proceeds of Second Lien Term Loans, Exchange Notes and/or Qualified Bridge Refinancing Debt (to be defined on a basis reasonably satisfactory to the Arranger); modifications of organizational documents, acquisition documents, debt instruments and certain other documents; limitations on certain restrictions on subsidiaries; limitations on issuance of capital stock and creation of subsidiaries; limitations on business activities; fundamental changes; limitations on accounting changes; changes in fiscal year and fiscal quarter; lease obligations; use of proceeds; no further negative pledges; anti-terrorism laws, money-laundering activities and dealing with embargoed persons; swap agreements; and clauses restricting subsidiary distributions.

The negative covenants will be subject to customary exceptions, qualifications and “baskets” to be mutually agreed upon, including, on terms and conditions to be mutually agreed upon, in respect of indebtedness and liens incurred in the ordinary course of business by broker-dealer subsidiaries, other operating regulated entities or licensed mortgage subsidiaries, unsecured or secured, under customary terms by marketable securities, financial instruments and similar related assets, including in connection with repos and reverse repos (“Excluded

Debt”).

Financial Covenants	The Senior Loan Documents shall include financial covenants including the following, in each case, (i) with the definitions and applicable levels and ratios to be mutually agreed upon (or, in the case of the financial covenants set forth in clauses (1), (3), (4) and (5) below, at the levels indicated below), and (ii) with accounting terms to be interpreted, and all accounting determinations and computations to be made, in accordance with generally accepted accounting principles in the United States:

(1) a maximum consolidated first lien leverage ratio of 1.75:1.00;

(2) a minimum consolidated interest coverage ratio;

(3) a minimum consolidated tangible net worth (“Consolidated Tangible Net Worth”) of $1.0 billion;

(4) a maximum ratio (“Consolidated Tangible Asset Ratio”) of (a) consolidated tangible assets to (b) Consolidated Tangible Net Worth (excluding assets of, and that portion of Consolidated Tangible Net Worth attributable to, Urban Financial Group, Inc.) of 6.00:1.00; and

(5) unrestricted cash and cash equivalents of the Borrower (on a stand-alone basis) of not less than $150.0 million (the “Cash Requirement”); provided that up to the Permitted Amount (as defined below) at such time in the aggregate may be “on-lent” at any one time to subsidiaries of the Borrower so long as (a) no default or event of default has occurred and is continuing or would result therefrom, (b) such funds are repaid within a period of time to be mutually agreed upon and (c) to the extent such moneys are loaned to a subsidiary that is not a “Credit Party”, such intercompany loan must be (x) secured by collateral consisting of US treasuries or exchange listed securities with an aggregate value equal to the intercompany loan and (y) evidenced by a promissory note to be pledged and delivered to the Collateral Agent as Collateral. As used herein, “Permitted Amount” shall mean, initially, $50.0 million, and with such amount to be increased by $10.0 million for every $90.0 million of First Lien Term Loans repaid or prepaid after the Closing Date.

The foregoing financial covenants (1), (2), (3) and (4) will be tested with respect to the Borrower and its subsidiaries on a consolidated basis, and the foregoing financial covenant (5) will be tested with respect to the Borrower on a stand-alone basis.

The foregoing (x) financial covenants (1), (2), (3) and (4) will be tested on the last day of each fiscal quarter (commencing with the first full fiscal quarter ending after the Closing Date) and (y) financial covenant (5) will be tested at all times.

The foregoing financial covenant (2) will be set at levels to reflect a 30% non-cumulative cushion from Consolidated EBITDA in the model delivered to the Arranger on December 16, 2012 (but in no event shall such level be greater than 3.00:1.00).

Events of Default	Customary for facilities and transactions of this type and including: nonpayment of principal when due; nonpayment of interest, fees or other amounts when due; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-

default and cross-acceleration; bankruptcy and insolvency events; material judgments; ERISA events; actual or asserted invalidity or impairment of guarantees, security documents, intercreditor or subordination documents, or any other Senior Loan Documents (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the Senior Loan Documents); certain regulatory matters; and a “change of control” (to be defined in a manner satisfactory to the Arranger); subject to threshold, notice and grace period provisions to be mutually agreed upon.

Voting	Amendments and waivers with respect to the Senior Loan Documents will require the approval of Lenders holding not less than a majority of the aggregate principal amount of the Loans (including participations in Letters of Credit and Swing Line Loans) and unused commitments under the First Lien Credit Facilities (the “Required Lenders”) (with certain amendments and waivers also requiring class votes), except that (i) the consent of each Lender directly affected thereby shall be required with respect to (a) reductions in the amount or extensions of the final maturity or any scheduled amortization of any Loan, (b) reductions in the rate of interest (other than a waiver of default interest) or any fee or other amount payable or extensions of any due date thereof, or (c) increases in the amount or extensions of the expiration date of any Lender’s commitment and (ii) the consent of 100% of the Lenders shall be required with respect to (a) reductions of any of the voting percentages or pro rata provisions, (b) releases of all or substantially all of the value of the guarantees of the Guarantors or of all or substantially all of the Collateral (other than in connection with permitted asset sales), (c) assignments by the Borrower of its rights or obligations under the First Lien Credit Facilities or (d) modifications to the assignment provisions of the Senior Loan Documents that further restrict assignments thereunder.

Assignments and Participations	The Lenders shall be permitted to assign and sell participations in their loans and commitments, subject, in the case of assignments (other than assignments to another Lender, an affiliate of a Lender or an “approved fund” (to be defined in the Senior Loan Documents)), to the consent of (x) the Administrative Agent, (y) with respect to the Revolving Credit Facility only, each Issuing Lender and the Swing Line Lender and (z) with respect to the Revolving Credit Facility only, and so long as no event of default has occurred and is then continuing, the Borrower (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the Borrower shall be deemed to have consented to such assignment if the Borrower does not otherwise reject in writing such assignment within ten (10) business days of the date on which such assignment is requested; provided further that, neither the First Lien Term Loan Facility nor the Revolving Credit Facility shall be participated or assigned to any natural person, any Disqualified Institution, the Borrower or any of its subsidiaries or affiliates. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1.0 million with respect to First Lien Term Loans and $2.5 million with respect to Revolving Credit Loans. Assignments will be made by novation and will not be required to be pro rata among the First Lien Credit Facilities. The Administrative Agent shall receive an administrative fee of $3,500 in connection with each assignment unless otherwise agreed by the Administrative Agent.

Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions, and will be subject to customary limitations on voting rights (as mutually agreed)

Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the First Lien Credit Facilities only upon request.

Defaulting Lenders	The Senior Loan Documents shall contain customary provisions relating to “Defaulting Lenders”, including provisions relating to providing cash collateral to support Swing Line Loans or Letters of Credit, the suspension of voting rights and of rights to receive certain fees, and termination or assignment of commitments or Loans of such Lenders.

Replacement of Lenders	The Borrower shall, subject to usual and customary conditions to be mutually agreed upon, have the right to replace a Lender or, in the case of succeeding clause (i) so long as the consent of the Required Lenders is obtained, terminate the commitment of a Lender and prepay that Lender’s outstanding Loans in full, (i) in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding at least a majority of the aggregate principal amount of the Loans (including participations in Letters of Credit and Swing Line Loans) and unused commitments under the First Lien Credit Facilities shall have consented thereto, (ii) any Lender that asserts a claim for any funding protection whether for increased costs, taxes, or otherwise, and (iii) any Defaulting Lenders.

Cost and Yield Protection	Each holder of Loans and each Issuing Lender will receive cost and interest rate protection customary for facilities and transactions of this type, including compensation in respect of prepayments, taxes (including gross-up provisions for withholding taxes imposed by any governmental authority and income taxes associated with all gross-up payments), changes in capital requirements, guidelines or policies or their interpretation or application after the Closing Date (including, for the avoidance of doubt (and regardless of the date adopted or enacted), with respect to (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations with respect thereto and (y) all requests, rules, guidelines and directions promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any similar or successor agency, or the United States or foreign regulatory authorities, in each case, pursuant to Basel III)), illegality, change in circumstances, reserves and other provisions deemed necessary by the Arranger to provide customary protection for U.S. and non-U.S. financial institutions and other lenders.

Expenses	The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses of the Administrative Agent, the Collateral Agent and the Arranger associated with the syndication of the First Lien Credit Facilities and the preparation, negotiation, execution, delivery, filing and administration of the Senior Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of external counsel and consultants) and (ii) all out-of-pocket expenses of the Administrative Agent, the Collateral Agent, the Arranger, any other agent appointed in respect of the Facilities and the Lenders (including the fees, disbursements and other charges of counsel and consultants) in connection with the enforcement of, or preservation of rights under, the Senior Loan Documents.

Indemnification	The Senior Loan Documents will contain customary indemnities (as reasonably determined by the Arranger) for (i) the Arranger, the Collateral Agent, the Administrative Agent and the Lenders, (ii) each affiliate of any of the foregoing persons and (iii) each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, attorneys-in-fact and controlling persons of each of the foregoing persons referred to in clauses (i) and (ii) above (other than as a result of such person’s gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable ruling).

Governing Law and Forum	State of New York.

Counsel to the Arranger, the Collateral Agent and the Administrative Agent	White & Case LLP.

* * *

ANNEX A-I TO EXHIBIT A

TO COMMITMENT LETTER

Interest and Certain Fees

Interest Rate Options	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the Base Rate plus the Applicable Margin; or

(ii) Adjusted LIBOR plus the Applicable Margin;

provided that all Swing Line Loans will be Base Rate Loans.

The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR Loans (as defined below).

As used herein:

“Applicable Margin” means:

(A) with respect to Revolving Credit Loans, (i) 4.50%, in the case of Base Rate Loans and (ii) 5.50%, in the case of Adjusted LIBOR Loans; and

(B) with respect to First Lien Term Loans, (i) 4.50%, in the case of Base Rate Loans and (ii) 5.50%, in the case of Adjusted LIBOR Loans.

“Base Rate” means the highest of (i) the “U.S. Prime Lending Rate” as published in The Wall Street Journal (the “Prime Rate”), (ii) the federal funds effective rate from time to time, plus 0.50%, (iii) the Adjusted LIBOR Rate for a one-month interest period plus 1.00% and (iv) 2.25%.

“Adjusted LIBOR” means the higher of (i) the rate per annum (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered in the interbank Eurodollar market for the applicable interest period, as quoted on Reuters Screen LIBOR01 Page (or any successor page or service) and (ii) 1.25%.

Interest Payment Dates	With respect to Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears on the last day of each calendar quarter and on the applicable maturity date.

With respect to Loans bearing interest based upon the Adjusted LIBOR Rate (“Adjusted LIBOR Loans”),

on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period and on the applicable maturity date.

Unutilized Commitment Fee	The Borrower shall pay a commitment fee calculated at the rate of 0.50% per annum, on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears. For purposes of the commitment fee calculations only, Swing Line Loans shall not be deemed to be a utilization of the Revolving Credit Facility.

Letter of Credit Fees	The Borrower shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Revolving Credit Loans made or maintained as Adjusted LIBOR Loans on the undrawn face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

In addition to letter of credit commissions, a fronting fee calculated at a rate per annum to be agreed upon by the Borrower and the respective Issuing Lender on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary (as determined by the respective Issuing Lender) administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate	Overdue principal and, to the extent permitted by applicable law, overdue interest and all other overdue amounts payable under the First Lien Credit Facilities shall bear interest at 2.00% above the rate applicable to Base Rate Loans and shall be payable on demand.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate Loans, the interest rate payable on which is then based on the Prime Rate) for the actual number of days elapsed (including the first day but excluding the last day).

* * *

EXHIBIT B TO COMMITMENT LETTER

SUMMARY OF TERMS OF THE BRIDGE LOANS

Set forth below is a summary of certain of the terms of the Second Lien Bridge Loan Facility and the documentation related thereto. Capitalized terms used and not otherwise defined in this Exhibit B have the meanings set forth elsewhere in this Commitment Letter.

I. Parties

Borrower	The Borrower (as defined in Exhibit A) under the First Lien Credit Facilities (the “Borrower”).

Guarantors	Each of the Guarantors (as defined in Exhibit A) under the First Lien Credit Facilities (collectively, the “Guarantors”; the Borrower and the Guarantors, collectively, the “Credit Parties”).

Lead Arranger, Syndication Agent and Book-Runner	Jefferies Finance and/or one or more of its designees (in such capacities, the “Arranger”). The Arranger will perform the duties customarily associated with such role.

Administrative Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Administrative Agent”). The Administrative Agent will perform the duties customarily associated with such role.

Collateral Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Collateral Agent”). The Collateral Agent will perform the duties customarily associated with such role.

Lenders	A syndicate of banks, financial institutions and other entities excluding any Disqualified Institutions (collectively, the “Lenders”) arranged by the Arranger in consultation with the Borrower.

Closing Date	The date, on or before the date on which the Commitments are terminated in accordance with Section 15 of this Commitment Letter, on which the Acquisition is consummated (the “Closing Date”).

Bridge Loan Documents	The definitive documentation governing or evidencing the Bridge Loans, the Second Lien Term Loans and the Exchange Notes (collectively, the “Bridge Loan Documents”).

II. Second Lien Bridge Loan Facility

Bridge Loans	An aggregate principal amount of $550.0 million of Second-Lien Senior Secured Increasing Rate Bridge Loans (as such amount may be reduced on the Closing Date as provided in the proviso to clause (iii)

of the second paragraph of the Commitment Letter, the “Bridge Loans”). At the option of the Lenders, the Bridge Loans may be replaced with, or originally made in the form of, notes on identical economic terms.

Use of Proceeds	To finance, in part, the cash portion of the Acquisition Payment and the Refinancing and to pay fees and expenses in connection with the Transactions (subject to a portion of such proceeds being deposited in a cash collateral account under the sole dominion and control of the Collateral Agent for the First Lien Credit Facilities as provided in Exhibit A to the Commitment Letter).

Maturity	One year from the initial funding date of the Bridge Loans (the “Bridge Loan Maturity Date”).

Rollover	If the Bridge Loans are not repaid in full on or prior to the Bridge Loan Maturity Date, and provided that no Conversion Default (as defined below) has occurred and is continuing, the Bridge Loans shall be automatically converted on the Bridge Loan Maturity Date into second lien senior secured term loans due on the fourth anniversary of the Bridge Loan Maturity Date (the “Second Lien Term Loans”) in an aggregate principal amount equal to the aggregate principal amount of Bridge Loans so converted. The Second Lien Term Loans will have the terms set forth in Exhibit C to this Commitment Letter. Under certain circumstances to be determined by the Arranger, Second Lien Term Loans may be exchanged by the holders thereof for exchange notes (“Exchange Notes”), which will have the terms set forth in Exhibit C to this Commitment Letter. The Exchange Notes will be issued under an indenture that will have the terms set forth in Exhibit C to this Commitment Letter.

“Conversion Default” shall mean (i) any default under the Bridge Loan Documents, (ii) any payment default under the First Lien Credit Facilities or any other material indebtedness, (iii) any “bankruptcy default” (to be defined in the Bridge Loan Documents), or (iv) any default under any Debt Financing Letter.

The Second Lien Term Loans will be governed by the provisions of the Bridge Loan Documents and will have the same terms as the Bridge Loans except as expressly set forth in Exhibit C to this Commitment Letter.

III. Certain Payment Provisions

Interest	The Bridge Loans will bear interest at a rate per annum equal to the higher of (i) three month LIBOR, adjusted quarterly, and (ii) 1.50%, in either case, plus a spread of 8.50% (the “Rate”). The Rate will increase by (i) 75 basis points upon the 90-day anniversary of the Closing Date, plus (ii) an additional 75 basis points upon each subsequent 90-day anniversary following the initial 90-day anniversary of the Closing Date. Interest on the Bridge Loans (excluding default interest, if any) shall not exceed the Total Cap (as defined below), in each case, without giving effect to any default interest. Interest will be payable quarterly in arrears, on the Bridge Loan Maturity Date and on the date of any prepayment of the Bridge Loans. For amounts outstanding after the Bridge Loan Maturity Date, interest will be payable on demand at the default rate.

“Total Cap” shall have the meaning set forth in the Fee Letter.

Default Rate	Overdue principal and, to the extent permitted by applicable law, overdue interest and all other overdue amounts under the Second Lien Bridge Loan Facility shall bear interest at 2.00% above the rate applicable to the Bridge Loans and shall be payable in cash on demand.

Optional Repayment	The Bridge Loans may be repaid, in whole or in part, on a pro rata basis, at the option of the Borrower at any time upon five business days’ prior written notice, at a price equal to 100% of the principal amount thereof, plus all accrued and unpaid interest and fees to the date of repayment.

Mandatory Repayment	The Borrower will repay the Bridge Loans with the net proceeds from (i) any direct or indirect public offering or private placement of Second Lien Notes or any other issuance or sale of (x) debt securities or equity securities of the Borrower or (y) debt securities of any of their subsidiaries, (ii) the incurrence of any other indebtedness for borrowed money (other than Loans under the First Lien Credit Facilities as in effect on the Closing Date and certain other limited exceptions to be mutually agreed upon) by the Borrower or any of its subsidiaries, (iii) sales of assets outside the ordinary course of business or any issuance or sales of equity of any subsidiary of the Borrower, and (iv) (in each case, with customary exceptions to be mutually agreed upon) the receipt of insurance or condemnation proceeds by the Borrower or any of its subsidiaries (subject, in the case of preceding clauses (iii) and (iv), to the required prior prepayment of any Loans outstanding under the First Lien Credit Facilities), in each case, at 100% of the principal amount of the Bridge Loans repaid, plus accrued fees and all accrued and unpaid interest and fees to the date of the repayment.

Change of Control	Each holder of the Bridge Loans will be entitled to require the Borrower, and the Borrower shall offer, to repay the Bridge Loans held by such holder, at a price of 100% of the principal amount thereof, plus all accrued fees and all accrued and unpaid interest to the date of repayment, upon the occurrence of a “change of control” (to be defined in the Bridge Loan Documents in a manner satisfactory to the Arranger).

IV. Collateral and Guarantees

Collateral	The Borrower and each Guarantor shall grant valid and perfected second-priority liens and security interests in the Collateral (as defined in Exhibit A). All documentation evidencing the security required pursuant to the immediately preceding sentence shall be in form and substance satisfactory to the Administrative Agent, and shall effectively create second priority security interests in the property purported to be covered thereby, with such exceptions as are acceptable to the Administrative Agent in its reasonable discretion.

Guarantees	The Guarantors will unconditionally guarantee the obligations of the Borrower in respect of the Bridge Loans (the “Guarantees”). Such Guarantees will be in form and substance satisfactory to the Administrative Agent and the Arranger. All Guarantees shall be guarantees of payment and performance, and not of collection.

Intercreditor Matters	The priority of the security interests in the Collateral and related creditors rights will be set forth in an intercreditor agreement (the “Intercreditor Agreement”) acceptable to the Arranger and the Administrative Agent. The Intercreditor Agreement will provide, inter alia, for (i) subordination of security interests of the Lenders to the security interests of the lenders under the First Lien Credit Facilities, (ii) “turnover” provisions with respect to Collateral proceeds, (iii) limitations on the voting rights of Lenders with respect to the release of Collateral and the enforcement of remedies with respect to the Collateral, (iv) a waiver of the right of Lenders to challenge any “debtor-in-possession financing” or other credit approved by the lenders under the First Lien Credit Facilities, and (v) standstill provisions relating to the enforcement of remedies by the Lenders with respect to the Collateral.

V. Other Provisions

Conditions Precedent to Initial Borrowing	Subject to the Certain Funds Provisions, the incurrence of the Bridge Loans under the Second Lien Bridge Loan Facility on the Closing Date will be subject only to the applicable conditions precedent set forth in Section 3 of the Commitment Letter, the following paragraph and Exhibit D to the Commitment Letter.

Subject on the Closing Date to the Certain Funds Provision, delivery of notice of borrowing and accuracy of Specified Merger Agreement Representations and Specified Representations in all material respects, provided, that any representation and warranty that is qualified as to “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to such qualification therein).

Representations and Warranties	Customary for facilities and transactions of this type (as reasonably determined by the Arranger) (including those specified under the caption “Representations and Warranties” in Exhibit A to this Commitment Letter), with such changes, additions and customary exceptions as are appropriate in connection with the Bridge Loans.

Covenants	Customary for facilities and transactions of this type (as reasonably determined by the Arranger) (consistent with those specified under the captions “Affirmative Covenants” and “Negative Covenants” in Exhibit A to this Commitment Letter, but also to include a covenant for the Borrower to use its reasonable best efforts to refinance the Bridge Loans), with such changes, additions and customary exceptions as are appropriate in connection with the Bridge Loans and as reasonably required by the Arranger.

Financial Covenant	A minimum Consolidated Tangible Net Worth of $900.0 million, a maximum Consolidated Tangible Asset Ratio identical to that applicable to the First

Lien Credit Facilities and a minimum Cash Requirement of $150.0 million (subject to the conditions and the Permitted Amount provision applicable to the First Lien Credit Facilities; provided, however, from and after the repayment in full of all outstanding First Lien Term Loans (as well as any debt that refinances or replaces outstanding First Lien Term Loans to the extent that such debt is senior to or pari passu with the Bridge Loans), the Permitted Amount shall be fixed at $100.0 million), (i) with the definitions to be those applicable to the First Lien Credit Facilities, (ii) with accounting terms to be interpreted, and all accounting determinations and computations to be made, in accordance with generally accepted accounting principles in the United States and (iii) which shall be tested in the manner set forth for the First Lien Credit Facilities.

Events of Default; Remedies	Customary for facilities and transactions of this type (as reasonably determined by the Arranger) (in certain cases, subject to customary and appropriate grace and cure periods and materiality thresholds to be mutually agreed upon) (including those specified under the caption “Events of Default” in Exhibit A to this Commitment Letter), with such changes and additions as are appropriate in connection with the Bridge Loans; provided that the cross-default to the First Lien Credit Facilities shall only be to (i) payment, bankruptcy and other specified events of default to be mutually agreed upon and (ii) other events of default under the First Lien Credit Facilities that have not been cured within 90 days.

Voting	Amendments and waivers with respect to the Bridge Loan Documents will require the approval of Lenders holding not less than a majority of the aggregate principal amount of the Bridge Loans, Second Lien Term Loans or Exchange Notes, as the case may be (the “Required Lenders”), except that (i) the consent of each Lender directly affected thereby shall be required with respect to (a) reductions in the amount or extensions of the final maturity of any Bridge Loan, Second Lien Term Loan or Exchange Note, as the case may be, or the reduction of the non-redeemability period for any Exchange Note, as applicable, (b) reductions in the rate of interest (other than a waiver of default interest) or any fee (including any prepayment fee) or other amount payable or extensions of any due date thereof, (c) increases in the amount or extensions of the expiration date of any Lender’s commitment or (d) modifications to the assignment provisions of the

Bridge Loan Documents that further restrict assignments thereunder and (ii) the consent of 100% of the Lenders shall be required with respect to (a) reductions of any of the voting percentages or the pro rata provisions, (b) releases of all or substantially all of the value of the guarantees of the Guarantors or all or substantially all of the Collateral (other than in connection with permitted asset sales) or (c) alterations of (or additions to) the restrictions on the ability of Lenders to exchange Second Lien Term Loans for Exchange Notes, (d) modification of the rights to exchange Second Lien Term Loans into Exchange Notes or (e) assignments by the Borrower of its rights or obligations under the Second Lien Bridge Loan Facility.

Transferability	Each holder of Bridge Loans will be free to (x) sell or transfer all or any part of its Bridge Loans to any third party with the consent of the Administrative Agent (not to be unreasonably withheld) in compliance with applicable law (provided that such holder shall give prompt written notice to the Administrative Agent and the Borrower of any such sale or transfer) and (y) pledge any or all of the Bridge Loans in accordance with applicable law.

Cost and Yield Protection	Each holder of Bridge Loans will receive cost and interest rate protection customary for facilities and transactions of this type (as reasonably determined by the Arranger), including compensation in respect of prepayments, taxes (including gross-up provisions for withholding taxes imposed by any governmental authority and income taxes associated with all gross-up payments), changes in capital requirements, guidelines or policies or their interpretation or application, illegality, change in circumstances, reserves and other provisions deemed necessary by the Arranger to provide customary protection for U.S. and non-U.S. financial institutions and other lenders.

Expenses	The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses of the Administrative Agent and the Arranger associated with the syndication of the Second Lien Bridge Loan Facility and the preparation, negotiation, execution, delivery, filing and administration of the Bridge Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of external counsel and the charges of IntraLinks, SyndTrak or a similar service) and (ii) all out-of-pocket expenses of the

Administrative Agent, the Arranger, any other agent appointed in respect of the Second Lien Bridge Loan Facility and the Lenders (including the fees, disbursements and other charges of counsel and consultants) in connection with the enforcement of, or preservation of rights under, the Bridge Loan Documents.

Indemnification	The Bridge Loan Documents will contain customary indemnities (as reasonably determined by the Arranger) for (i) the Arranger, the Administrative Agent and the Lenders, (ii) each affiliate of any of the foregoing persons and (iii) each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, attorneys-in-fact and controlling persons of each of the foregoing persons referred to in clauses (i) and (ii) above (other than as a result of such person’s gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable ruling).

Governing Law and Forum	State of New York.

Counsel to the Arranger, the Administrative Agent and the Collateral Agent	White & Case LLP.

* * *

EXHIBIT C TO COMMITMENT LETTER

SUMMARY OF TERMS OF SECOND LIEN TERM LOANS

AND EXCHANGE NOTES

Set forth below is a summary of certain of the terms of the Second Lien Term Loans and the Exchange Notes and the documentation related thereto. Capitalized terms used and not otherwise defined in this Exhibit C have the meanings set forth elsewhere in this Commitment Letter.

Second Lien Term Loans

On the Bridge Loan Maturity Date, so long as no Conversion Default has occurred and is continuing, the outstanding Bridge Loans will be converted automatically into Second Lien Term Loans. The Second Lien Term Loans will be governed by the provisions of the Bridge Loan Documents and, except as expressly set forth below, will have the same terms as the Bridge Loans.

Maturity	The Second Lien Term Loans will mature on the fourth anniversary of the Bridge Loan Maturity Date.

Interest Rate	The Second Lien Term Loans will bear interest at a rate per annum (the “Interest Rate”) equal to the Interest Rate Cap.

Overdue principal and, to the extent permitted by applicable law, overdue interest and all other overdue amounts in respect of the Second Lien Term Loans at the then-applicable rate plus 2.0% per annum.

Exchange Notes

At any time on or after the Bridge Loan Maturity Date, upon five or more business days’ prior notice, the Second Lien Term Loans may, at the option of any Lender, be exchanged for a principal amount of Exchange Notes equal to 100% of the aggregate principal amount of the Second Lien Term Loans so exchanged. The Borrower will issue Exchange Notes under an indenture (the “Indenture”). The Borrower will appoint a trustee acceptable to the Lenders.

Maturity Date	The Exchange Notes will mature on the fourth anniversary of the Bridge Loan Maturity Date.

Interest Rate	Each Exchange Note will bear interest at a rate per annum equal to the Interest Rate Cap.

Interest will be payable in arrears on a semi-annual basis. Default interest will be payable on demand.

Overdue principal, and to the extent permitted by applicable law, overdue interest and all other overdue amounts in respect of the Exchange Notes shall bear interest at the then-applicable rate plus 2.0% per annum.

Transferability	If the Second Lien Term Loans are converted to Exchange Notes, the Borrower shall be required to ensure that such Exchange Notes are DTC-eligible.

Optional Redemption	Exchange Notes will be non-callable until the first anniversary of the Bridge Loan Maturity Date. Thereafter, each Exchange Note will be callable at par plus accrued interest plus a premium equal to three quarters of the coupon on such Exchange Note, which premium shall decline ratably on each yearly anniversary of the Bridge Loan Maturity Date to zero on the date that is the third anniversary of the Bridge Loan Maturity Date.

Prior to the first anniversary of the Bridge Loan Maturity Date, the Exchange Notes may be redeemed at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Bridge Loan Maturity Date plus 50 basis points. In addition, Prior to the first anniversary of the Bridge Loan Maturity Date, up to 35% of the Exchange Notes may redeemed with proceeds from certain equity offerings (to be defined) at a price equal to par plus the coupon of such Exchange Notes.

Defeasance Provisions	Customary defeasance provisions for offerings and transactions of this type as determined by the Arranger.

Modification	Customary modification provisions for offerings and transaction of this type as determined by the Arranger.

Change of Control	The Borrower will be required to repurchase the Exchange Notes following the occurrence of a “change of control” (to be defined in a manner satisfactory to the Arranger) at 101% of the outstanding principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Registration Rights	Within 90 days after the Bridge Loan Maturity Date, the Borrower shall file a shelf registration statement with the Securities and Exchange Commission and the Borrower shall use its reasonable best efforts to cause such shelf registration statement to be declared effective within 90 days of such filing and to keep such shelf registration statement effective, with respect to resales of the Exchange Notes, for as long as it is required by the holders to resell the Exchange Notes. Upon failure to comply with the requirements of the registration rights agreement (a “Registration Default”), the Borrower shall pay liquidated damages to each holder of Exchange Notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of Exchange Notes held by such holder. The amount of the liquidated damages will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Exchange Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages for all Registration Defaults of 1.0% per annum. For the avoidance of doubt, the amount of liquidated damages payable hereunder is in addition (and not otherwise subject) to any other interest rate caps or limitations contained in any Debt Financing Letter or otherwise.

Covenants	The Indenture will include covenants similar to those contained in indentures governing publicly traded high yield debt securities, as determined by the Arranger.

Financial Covenant	A minimum Consolidated Tangible Net Worth of $900.0 million, a maximum Consolidated Tangible Asset Ratio identical to that applicable to the First Lien Credit Facilities and a minimum Cash Requirement of $150.0 million (subject to the conditions and the Permitted Amount applicable to the First Lien Credit Facilities; provided, however, from and after the repayment in full of all outstanding First Lien Term Loans (as well as any debt that refinances or replaces outstanding First Lien Term Loans to the extent that such debt is senior to or pari passu with the Exchange Notes), the Permitted Amount shall be fixed at $100.0 million), (i) with the definitions and applicable levels and ratios to be mutually agreed upon (ii) with accounting terms to be interpreted, and all accounting determinations and computations to be made, in accordance with generally accepted accounting principles in the United States and (iii) which shall be tested in the manner set forth in the First Lien Credit Facilities.

Events of Default	The Indenture will provide for events of default similar to those contained in indentures governing publicly traded high yield debt securities, as reasonably determined by the Arranger.

* * *

EXHIBIT D TO COMMITMENT LETTER

CLOSING CONDITIONS

Capitalized terms used but not defined in this Exhibit D have the meanings assigned to them elsewhere in this Commitment Letter. For purposes of this Exhibit D, references to “we”, “us” or “our” means Jefferies Finance, Jefco and their respective affiliates.

GENERAL CONDITIONS

1. Concurrent Financings. The Acquiror Business and the Target Business shall have at least $242.0 million of unrestricted and available cash on their combined balance sheet, and such cash, together with the proceeds on the Closing Date from the Debt Financing and at least $55.0 million from the Equity Financing, shall be sufficient to pay the cash portion of the Acquisition Payment and the Refinancing and all fees, commissions and expenses related to the Transactions. Holdco shall have sufficient authorized shares of its common stock to make the remaining portion of the Acquisition Payment. The Definitive Debt Documents shall be prepared by our counsel, shall be consistent with this Commitment Letter and Exhibit A and this Exhibit B thereto, shall have been executed and delivered by the Borrower and the Guarantors to the Administrative Agent and otherwise shall be in form and substance reasonably satisfactory to us. With respect to the First Lien Credit Facilities, the Collateral Agent, for the benefit of the Lenders under the First Lien Credit Facilities, shall have been granted perfected first priority security interests in all assets of the Credit Parties to the extent described in Exhibit A to this Commitment Letter under the caption “Collateral”; provided that this condition is subject to the Certain Funds Provisions.

2. Transactions. The Transactions (including the Acquisition, the Refinancing, the Reorganization and the Equity Financing) shall have been consummated or will be consummated concurrently with or (except for the Reorganization) immediately following the borrowing of the First Lien Term Loans and the Bridge Loans (or the issuance of the Second Lien Notes in lieu of the Bridge Loans), the making of the Acquisition Payment and the application of at least $242.0 million of the combined cash of the Acquiror Business and the Target Business in accordance with the applicable documentation therefor. The executed agreement and plan of merger, dated as of the date hereof, among you, GA-GTCO, LLC and the Target (together with the annexes, schedules, exhibits and attachments thereto, the “Agreement and Plan of Merger”) shall not have been amended, modified or waived, and neither you nor the Borrower (nor any of your or their respective affiliates) shall have consented to any action thereunder or pursuant thereto which would require the consent of you or the Borrower (or that of your or its applicable affiliate) under the Agreement and Plan of Merger, in each case in any manner materially adverse to the interest of the Lenders and the Arranger in their respective capacities as such without the consent of the Arranger (it being understood and agreed that any (1) decrease in the consideration paid of 10% or more shall be deemed to be materially adverse to the interests of the Lenders and the Arranger, (2) decrease in the consideration paid of less than 10% shall be deemed not to be materially adverse to the interest of the Lenders and the Arranger so long as such decrease is allocated to reduce the Facilities (or the Second Lien Notes in lieu of the Second Lien Bridge Loan Facility) on a dollar-for-dollar basis (and with the allocation of such decrease to be determined by the Arranger), (3) change to the definition of “Company Material Adverse Effect” or any similar definition shall be deemed to be adverse to the interest of the Lenders and the Arranger and (4) any material modifications to any of the provisions relating to the Administrative Agent’s, the Collateral Agent’s, the Arranger’s or any Lender’s liability, jurisdiction or status as a third party beneficiary under the Agreement and Plan of Merger shall be deemed to be materially adverse to the interest of the Lenders and the Arranger).

3. Refinancing of Existing Debt. Concurrently with the consummation of the Acquisition (or, in the case of the Convertible Notes, after the Closing Date to the extent not purchased on such date), the Refinancing of (A) the Credit Agreement, dated as of June 29, 2011, among Knight Capital Group, Inc., US Bank N.A. and JP Morgan Chase, N.A., as amended by First Amendment to Credit Agreement, dated as of August 28, 2012, among Knight Capital Group, Inc., the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank,

N.A., as further amended by Second Amendment to Credit Agreement, dated as of December 5, 2012, among Knight Capital Group, Inc., the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., (B) the Amended and Restated Credit Agreement among Knight Execution & Clearing Services LLC, Knight Capital Americas, L.P., Knight Capital Group, Inc., US Bank N.A., Bank of America, N.A., Bank of Montreal and JPMorgan Chase Bank, N.A., as amended by First Amendment to Amended and Restated Credit Agreement, dated as of August 28, 2012, among Knight Capital Group, Knight Capital Americas LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as further amended by Second Amendment to Amended and Restated Credit Agreement, dated as of December 5, 2012, among Knight Capital Group, Knight Capital Americas LLC, the lenders party there to and JPMorgan Chase Bank, N.A., (C) the Loan Agreement, dated as of June 30 2011, by and between GETCO Holding Company, LLC and Fifth Third Bank, as amended by Amendment No. 1 to Loan Agreement, dated as of March 30, 2012, by and between GETCO Holding Company, LLC and Fifth Third Bank, (D) the 5.95% Senior Notes due October 15, 2018 of GETCO Holding Company, LLC issued pursuant to that certain Note Purchase Agreement, dated October 25. 2011, to the extent permitted under such Note Purchase Agreement or tendered by the purchasers, (E) the Convertible Notes, and (F) certain other notes and other debt of the Target Business and the Acquiror Business to be mutually agreed upon, shall have been consummated, all commitments relating thereto shall have been terminated, and all liens or security interests related thereto shall have been terminated or released.

4. Financial Information; Financial Performance. We shall have received (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target Business and the Acquiror Business for the last three full fiscal years ended at least 90 days prior to the Closing Date, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target Business and of the Acquiror Business for each subsequent interim quarterly period ended at least 45 days prior to the Closing Date (and the corresponding period for the prior fiscal year), (C) a pro forma consolidated balance sheet and related pro forma consolidated statement of income (but not a pro forma statement of cash flows) of the Borrower (after giving effect to the Acquisition and the other Transactions) as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date, prepared after giving effect to the Acquisition and other Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of the statement of income); and (D) satisfactory projections (including the assumptions on which such projections are based) for the Company for fiscal years 2013 through and including 2018; provided that each such pro forma financial statement shall be prepared in good faith by the Borrower (it being understood that (x) financial statements for the three fiscal years ended December 31, 2012 and for the nine-month periods ended September 30, 2012 and 2011, in each case for the Target Business and the Acquiror Business and (y) the foregoing projections have been received by the Arranger and Lenders and are satisfactory for purposes of this condition).

5. Performance of Obligations. All fees required to be paid pursuant to the Fee Letter and all reasonable and documented out-of-pocket costs, fees and expenses (including reasonable legal fees and expenses) and other compensation and amounts contemplated by the Debt Financing Letters or otherwise payable to us, the Lenders or any of our or their respective affiliates, shall have been paid to the extent due to the extent invoiced at least two business days prior to the Closing Date. You shall have complied with all of your other covenants, agreements and obligations under the Debt Financing Letters with respect to any “market-flex” or “securities demand” provisions, and the Debt Financing Letters shall be in full force and effect.

6. Customary Closing Documents. All customary closing documents required to be delivered under the Definitive Debt Documents, including lien, litigation and tax searches, certificates of insurance and customary legal opinions, corporate records and documents from public officials and officers’ certificates shall have been delivered, and the foregoing shall be in form and substance reasonably satisfactory to the Arranger. Without limiting the foregoing, you shall have delivered (a) at least three (3) business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, to the extent requested in writing at least five (5) business days prior to the Closing Date and (b) a certificate from the chief financial officer of the Borrower in a customary form reasonably satisfactory to the Arranger certifying that the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions are solvent.

7. Prior Marketing. With respect to the Second Lien Bridge Loan Facility, (a) you shall have delivered to us and Jefco a complete preliminary confidential offering memorandum (other than a “description of notes” and a “plan of distribution”) relating to the issuance of the Second Lien Notes (the “Preliminary Offering Memorandum”), containing all financial statements and other data to be included therein (including all audited financial statements, all unaudited financial statements (each of which shall have undergone a SAS 100 review) and all appropriate pro forma financial statements) prepared in accordance with, or reconciled to, generally accepted accounting principles in the United States, in each case to the extent customarily included in an offering memorandum for the offering of high yield debt securities under Rule 144A (which shall not include subsidiary financial statements that would be required under Rules 3-09, 3-10 or 3-16 of Regulation S-X or any compensation disclosure or analysis) (collectively, the “Required Information”) and (b) Jefco shall have been offered a period of not less than fifteen (15) consecutive business days after delivery of such complete printed Preliminary Offering Memorandum to seek to place the Second Lien Notes (such period, the “Required Marketing Period”), which shall include the reasonable and customary participation of senior management and representatives of you and the Target in the road show in respect of the Second Lien Notes; provided, however, such Required Marketing Period shall not commence prior to January 3, 2013.

Notwithstanding the foregoing, the Required Marketing Period shall be deemed not to have commenced, if prior to the completion of such fifteen (15) consecutive day period, (A) the Acquiror Business’ or Target Business’ auditor shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Preliminary Offering Memorandum, (B) the financial statements included in the Preliminary Offering Memorandum would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen (15) consecutive day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive day period, in which case the Required Marketing Period shall not be deemed to commence until the receipt of updated financial information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive day period, and (C) the Acquiror Business or the Target Business shall have publicly announced any intention to restate any material financial information included in the Preliminary Offering Memorandum or that any such restatement is under consideration, in which case the Required Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Company has determined that no restatement shall be required.

(b) With respect to the First Lien Credit Facilities, the Arranger shall have had a period of not less than fifteen (15) consecutive business days after completion of a satisfactory Confidential Information Memorandum with respect to the First Lien Credit Facilities to market and syndicate the First Lien Credit Facilities (such period, the “Required Bank Marketing Period”); provided, however, such Required Bank Marketing Period shall not commence prior to January 3, 2013.

8. Comfort Letter. With respect to the Second Lien Bridge Loan Facility, the independent accountants that have audited the financial statements contained in the Preliminary Offering Memorandum shall have made available and have delivered to us and Jefco, (i) no later than the commencement of the road show relating the Second Lien Notes, in a form they are prepared to execute, a draft, reasonably acceptable to us, of a customary comfort letter prepared in accordance with the requirements of SAS 72 covering the applicable financial statements and other data included and incorporated by reference in the confidential offering memorandum (the “Comfort Letter”), (ii) if any Second Lien Notes are to be issued on or prior to the Closing Date, on the date of pricing of such Second Lien Notes, an executed copy of the Comfort Letter, and (iii) the date of consummation of the issuance of the Notes Offering, a customary “bring down” comfort letter satisfactory to us in our reasonable discretion

9. Notes Offering/Bridge Loans. With respect to the First Lien Credit Facilities, the Borrower shall have received not less than $550.0 million in gross cash proceeds from either (a) the issuance of the Second Lien Notes in a Rule 144A placement to one or more holders satisfactory to the Arranger or (b) the borrowings under the Second Lien Bridge Loan Facility.

Annex E

Form of Voting and Support Agreement

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of December 19, 2012 (the “Agreement”), between Knight Capital Group, Inc., a Delaware corporation (“Knight”), and the undersigned (the “Holder”), a [unitholder/member] of GETCO Holding Company, LLC, a Delaware limited liability company (“GETCO”).

R E C I T A L S:

WHEREAS, GETCO, Knight and GA-GTCO, LLC (“GA-GTCO”) are entering into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the “Merger Agreement”) providing for the merger of an indirect wholly owned Subsidiary of Knight with and into Knight (the “Knight Merger”), the merger of an indirect wholly owned Subsidiary of Knight with and into GETCO (the “GETCO Merger”) and the merger of GA-GTCO with and into an indirect wholly owned Subsidiary of Knight (the “GA-GTCO Merger” and, together with the Knight Merger and the GETCO Merger, the “Mergers”), as a result of which each of Knight, GETCO and the surviving entity in the GA-GTCO Merger will survive as wholly owned subsidiaries of a newly incorporated public company, upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement;

WHEREAS, the Holder is the beneficial owner of                      Class A Units of GETCO, [and                      Class P Units of GETCO] (such Units, the Holder’s “Existing Units” and, together with any GETCO Units acquired after the date hereof, the “Units”); and

WHEREAS, as an inducement and a condition to Knight entering into the Merger Agreement, Holder is entering into this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Agreement to Vote. The Holder agrees that, from and after the date hereof and until the termination of this Agreement, at any meeting of the holders of GETCO, or in connection with any written consent of the holders of GETCO, the Holder shall vote (or cause to be voted) the Units (i) in favor of (A) approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the GETCO Merger) and (B) any proposal to adjourn or postpone the GETCO Holders Meeting to a later date if there are not sufficient votes to approve and adopt the Merger Agreement and (ii) against any and all of the following actions (other than the transactions contemplated by the Merger Agreement): (A) any agreement, transaction or proposal that relates to an Acquisition Proposal or Alternative Transaction or (B) any action involving GETCO or its Subsidiaries or Affiliates which results or is reasonably likely to result in the breach by GETCO of a representation, warranty or covenant in the Merger Agreement or the impairment of GETCO’s ability to consummate the transactions contemplated by the Merger Agreement (including any of the Mergers). Nothing contained herein shall be construed to limit the ability of the Holder to discharge his or her fiduciary duties as a director or officer of GETCO, as applicable.

2. Proxy. The Holder hereby grants to Knight a proxy to vote the Units as indicated in Section 1 above. The Holder intends this proxy to be irrevocable during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Units.

3. Retention of Units. The Holder agrees that the Holder will not, prior to termination of this Agreement, sell, short sell, transfer, pledge, assign, tender or otherwise dispose of any of the Holder’s Units (a “Transfer”) or enter into any contract, arrangement or understanding with respect to a Transfer of the Units; provided that the Holder may Transfer the Units for estate planning or philanthropic purposes so long as the transferee agrees to be bound by the provisions of this Agreement.

4. Nonsolicitation of Competing Proposals. The Holder agrees that, from and after the date hereof and until the termination of this Agreement, the Holder will not and will direct and use all reasonable efforts to cause the Holder’s respective agents and representatives (including, without limitation, any attorney or accountant retained by the Holder) not to, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate, an Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding an Alternative Transaction or an Acquisition Proposal; provided, however, that nothing contained herein shall be construed to limit the ability of the Holder to (A) discharge his or her fiduciary duties as a director or officer of GETCO, as applicable, or (B) in cooperation with GETCO (and its Representatives and other holders), take any actions relating to a Superior Proposal that GETCO is permitted to take under Section 7.8(a) of the Merger Agreement.

5. Representations and Warranties.

(a) The Holder represents and warrants that the Holder has, and at all times during the term of this Agreement will continue to have, beneficial ownership of, good and valid title to and full and exclusive power to vote and to Transfer the Existing Units (except with respect to Units Transferred for estate planning or philanthropic purposes in the manner contemplated by Section 3). The Existing Units constitute all of the GETCO Units owned of record or beneficially by the Holder as of the date hereof. Other than the Merger Agreement and the Limited Liability Company Operating Agreement of GETCO, there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any Person any of the Units. No Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Units.

(b) [The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Holder is not in violation of any of the provisions of the Holder’s articles of incorporation, bylaws or comparable organizational or trust documents, as applicable.]1

(c) The Holder has full power and authority [and is duly authorized]2 to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. [The execution and delivery of this Agreement and the performance of the obligations contemplated hereunder, have, if required, been duly and validly approved by the board of directors or comparable governing body of the Holder and authorized by all necessary action.]3 This Agreement has been duly and validly executed and delivered by the Holder and constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms, and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(d) The execution, delivery, and performance by the Holder of this Agreement will not (i) violate any provision of Law to which such Holder is subject, (ii) violate any order, judgment, or decree applicable to such Holder, or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which such Holder is a party [or any term or condition of its articles of incorporation or by-laws or comparable organizational or trust documents, as applicable,]4 except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

1	NTD: To be added to agreements where Holder is an entity.
2	NTD: To be added to agreements where Holder is an entity.
3	NTD: To be added to agreements where Holder is an entity.
4	NTD: To be added to agreements where Holder is an entity.

(e) The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder will not, require the Holder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(f) None of the Units is or will be subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement. None of the Units is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Units subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

6. Termination. This Agreement shall terminate at the earlier of (i) the Effective Time or (ii) the date the Merger Agreement is terminated in accordance with its terms.

7. Acknowledgment. The Holder acknowledges that Knight will be irreparably harmed by and that there will be no adequate remedy at law for a violation by the undersigned hereof. Without limiting other remedies, Knight shall have the right to enforce this Agreement by specific performance or injunctive relief.

8. Binding on Successors. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the heirs, successors and assigns of the Holder and the successors and assigns of Knight. No party hereto may assign any rights or obligations hereunder to any other person, except upon the prior written consent of the other party.

9. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement exclusively in the Delaware Courts.

10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

KNIGHT CAPITAL GROUP, INC.

By:
Name:
Title:

HOLDER:

Name:
[Title:]

Annex F

Form of Voting and Support Agreement

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of December 19, 2012 (the “Agreement”), between GETCO Holding Company, LLC, a Delaware limited liability company (“GETCO”), and the undersigned, a stockholder (the “Holder”) of Knight Capital Group, Inc., a Delaware corporation (“Knight”).

R E C I T A L S:

WHEREAS, GETCO, Knight and GA-GTCO, LLC (“GA-GTCO”) are entering into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the “Merger Agreement”) providing for the merger of an indirect wholly owned Subsidiary of Knight with and into Knight (the “Knight Merger”), the merger of an indirect wholly owned Subsidiary of Knight with and into GETCO (the “GETCO Merger”) and the merger of GA-GTCO with and into an indirect wholly owned Subsidiary of Knight (the “GA-GTCO Merger” and, together with the Knight Merger and the GETCO Merger, the “Mergers”), as a result of which each of Knight, GETCO and the surviving entity in the GA-GTCO Merger will survive as wholly owned subsidiaries of a newly incorporated public company, upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement;

WHEREAS, the Holder is the beneficial owner of             shares of Class A common stock, par value $0.01 per share, of Knight (the “Common Stock”),             shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of Knight (the “Series A-1 Preferred”) (such shares of Common Stock and Series A-1 Preferred held by the Holder as of the date hereof, the Holder’s “Existing Shares” and such Existing Shares, together with any Common Stock and Series A-1 Preferred acquired by such Holder after the date hereof, including as indicated in Section 1, below, the “Shares”); and

WHEREAS, as an inducement and a condition to GETCO entering into the Merger Agreement, Holder is entering into this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Agreement to Vote. The Holder agrees that, from and after the date hereof and until the termination of this Agreement, at any meeting of the Holders, or in connection with any written consent of the Holders, the Holder shall vote (or cause to be voted) all Shares entitled to vote at such meeting or in connection with such written consent (i) in favor of (A) approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Mergers) and (B) any proposal to adjourn or postpone the Knight Stockholders Meeting to a later date if there are not sufficient votes to approve and adopt the Merger Agreement and (ii) against any and all of the following actions (other than the transactions contemplated by the Merger Agreement): (A) any agreement, transaction or proposal that relates to an Acquisition Proposal or Alternative Transaction or (B) any action involving Knight or its Subsidiaries or Affiliates which results or is reasonably likely to result in the breach by Knight of a representation, warranty or covenant in the Merger Agreement or the impairment of Knight’s ability to consummate the transactions contemplated by the Merger Agreement (including the Mergers). Nothing contained herein shall be construed to limit the ability of the Holder to discharge his or her fiduciary duties as a director or officer of Knight, as applicable.

F-1

2. Proxy. The Holder hereby grants to GETCO a proxy to vote the Shares as indicated in Section 1 above. The Holder intends this proxy to be irrevocable during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Shares.

3. Retention of Shares. The Holder agrees that the Holder will not, prior to termination of this Agreement, sell, short sell, transfer, pledge, assign, tender or otherwise dispose of any of the Holder’s Shares (a “Transfer”) or enter into any contract, arrangement or understanding with respect to a Transfer of the Shares; provided that the Holder may Transfer the Shares for estate planning or philanthropic purposes so long as the transferee agrees to be bound by the provisions of this Agreement.

4. Nonsolicitation of Competing Proposals. The Holder agrees that, from and after the date hereof and until the termination of this Agreement, the Holder will not and will direct and use all reasonable efforts to cause the Holder’s respective agents and representatives (including, without limitation, any attorney or accountant retained by the Holder) not to, solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal.

5. Representations and Warranties.

(a) The Holder represents and warrants that the Holder has, and at all times during the term of this Agreement will continue to have, beneficial ownership of, good and valid title to and full and exclusive power to vote and to Transfer the Existing Shares (except with respect to Shares Transferred for estate planning or philanthropic purposes in the manner contemplated by Section 3). The Existing Shares constitute all of the shares of Common Stock and Series A-1 Preferred owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any Person any of the Shares. No Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

(b) The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Holder is not in violation of any of the provisions of the Holder’s articles of incorporation, bylaws or comparable organizational or trust documents, as applicable.

(c) The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the obligations contemplated hereunder, have, if required, been duly and validly approved by the board of directors or comparable governing body of the Holder and authorized by all necessary action. This Agreement has been duly and validly executed and delivered by the Holder and constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms, and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(d) The execution, delivery, and performance by the Holder of this Agreement will not (i) violate any provision of Law to which such Holder is subject, (ii) violate any order, judgment, or decree applicable to such Holder, or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which such Holder is a party or any term or condition of its articles of incorporation or by-laws or comparable organizational or trust documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

(e) The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder will not, require the Holder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

F-2

(f) None of the Shares is or will be subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement. None of the Shares is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

6. Termination. This Agreement shall terminate at the earlier of (i) the Effective Time or (ii) the date the Merger Agreement is terminated in accordance with its terms.

7. Acknowledgment. The Holder acknowledges that GETCO will be irreparably harmed by and that there will be no adequate remedy at law for a violation by the undersigned hereof. Without limiting other remedies, GETCO shall have the right to enforce this Agreement by specific performance or injunctive relief.

8. Binding on Successors. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the heirs, successors and assigns of the Holder and the successors and assigns of GETCO. No party hereto may assign any rights or obligations hereunder to any other person, except upon the prior written consent of the other party.

9. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement exclusively in the Delaware Courts.

10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signature Page Follows]

F-3

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

GETCO HOLDING COMPANY, LLC

By:
Name:
Title:

HOLDER:

Name:
Title:

F-4

Annex G

Form of Warrant Agreement

WARRANT AGREEMENT

Dated as of [—]

between

[NEWCO]

and

[—],

as Warrant Agent

Warrants for

Common Stock

Exhibit A — Class A Warrant Certificate

Exhibit B — Class B Warrant Certificate

Exhibit C — Class C Warrant Certificate

Exhibit D — Notice of Exercise

WARRANT AGREEMENT (this “Agreement”), dated as of [—], 201[—], between [NEWCO], a Delaware corporation (the “Company”), and [—], a [—], as warrant agent (the “Warrant Agent”);

WHEREAS, the Company, GETCO Holding Company, LLC, a Delaware limited liability company (“GETCO”), GA-GTCO, LLC, a Delaware limited liability company (“GA-GTCO”), and Knight Capital Group, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger, dated as of December 19, 2012, as supplemented and amended (the “Merger Agreement”), providing for, among other things, the merger of GA-GTCO with and into [—], the merger of [—] with and into Knight Capital Group, Inc., and the merger of [—] with and into GETCO (the “Mergers”);

WHEREAS, in partial consideration of the Mergers and the other transactions contemplated by the Merger Agreement, the Company has agreed to issue Class A warrants (each, a “Class A Warrant” and collectively, the “Class A Warrants”), Class B warrants (each, a “Class B Warrant” and collectively, the “Class B Warrants”) and Class C warrants (each, a “Class C Warrant” and collectively, the “Class C Warrants” and, the Class C Warrants together with the Class A Warrants and the Class B Warrants, the “Warrants”) to purchase shares of its common stock, par value $0.01 per share (the “Common Stock”), to certain former holders of GETCO and GA-GTCO as set forth in the Merger Agreement;

WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, transfer, exchange, replacement, cancellation and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which the Warrants shall be issued and exercised and the respective rights and obligations of the Company, the Warrant Agent and the registered owners of the Warrants (each, a “Holder” and collectively, the “Holders”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the Company and the Warrant Agent agree as follows:

ARTICLE I

ISSUANCE AND EXERCISE OF WARRANTS

Section 1.1 Form of Warrant. Each Class A Warrant, Class B Warrant and Class C Warrant shall be evidenced by a certificate substantially in the corresponding form attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively (any such certificate, a “Warrant Certificate” and collectively, “Warrant Certificates”). Each Warrant Certificate shall have such insertions as are required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements, stamped, printed, lithographed or engraved thereon, as may be required to comply with this Agreement, any applicable law or any rule of any securities exchange on which the Warrants or the Common Stock may be listed. Each Warrant Certificate shall be executed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer or one of its Executive Vice Presidents, under its corporate seal reproduced thereon and attested by its Secretary or an Assistant Secretary. The signature of any such officers on the Warrant Certificates may be manual or facsimile. Warrant Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any one of them shall have ceased to hold such offices prior to the delivery of such Warrants or did not hold such offices on the date of this Agreement.

Section 1.2 Countersignature of Warrants. Each Warrant Certificate shall be countersigned by the Warrant Agent (or any successor to the Warrant Agent then acting as warrant agent under this Agreement) by manual or facsimile signature and shall not be valid for any purpose unless and until so countersigned. Warrant Certificates may be countersigned and delivered, notwithstanding the fact that the persons or any one of them who signed the Warrants on behalf of the Company shall have ceased to be proper signatories prior to the delivery of such Warrants or were not proper signatories on the date of this Agreement. Each Warrant Certificate shall be dated as of the date of its countersignature by the Warrant Agent. The Warrant Agent’s countersignature shall be conclusive evidence that the Warrant Certificate so countersigned has been duly authenticated and issued under this Agreement.

Section 1.3 Exercise Number; Exercise Price. Each Warrant initially entitles its Holder to purchase from the Company one (1) (the “Exercise Number”) share of Common Stock (such share or shares of Common Stock issued or issuable upon exercise of any Warrant or Warrants, each, a “Warrant Share” and collectively, the “Warrant Shares”) for a purchase price per share of Common Stock of (i) in the case of a Class A Warrant, $12.00, (ii) in the case of a Class B Warrant, $13.50, and (iii) in the case of a Class C Warrant, $15.00 (as applicable, the “Exercise Price”). The Exercise Number and the Exercise Price are subject to adjustment as provided in Article II, and all references to “Exercise Number” and “Exercise Price” in this Agreement shall be deemed to include any such adjustment or series of adjustments.

Section 1.4 Term of Warrants. All or a portion of the Warrants are exercisable by the Holder at any time and from time to time on or after the date of this Agreement until 5:00 p.m., New York City time, on (i) in the case of a Class A Warrant, the four (4)-year anniversary of the date of this Agreement, (ii) in the case of a Class B Warrant, the five (5)-year anniversary of the date of this Agreement and (iii) in the case of a Class C Warrant, the six (6)-year anniversary of the date of this Agreement (as applicable, the “Expiration Date”).

Section 1.5 Exercise of Warrants. A Warrant may be exercised by surrender of the Warrant Certificate or Certificates evidencing such Warrant to be exercised and by delivery to the Warrant Agent (or to such other office or agency of the Company in the United States as the Company may designate by notice in writing to the Holders pursuant to Section 4.1) a notice of exercise in the form attached hereto as Exhibit D, duly completed and signed, which signature shall be guaranteed by a member of a recognized guarantee medallion program, together with payment of the Exercise Price for the Warrant Shares thereby purchased in accordance with Section 1.6. As promptly as practicable after receiving a notice of exercise to purchase Warrant Shares, the Warrant Agent shall notify the Company of such exercise and concurrently pay to the Company all monies received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.

Section 1.6 Payment of Exercise Price. Payment of the aggregate Exercise Price for all Warrant Shares purchased may be made, at the option of the Holder, either (a) in cash or by certified or official bank check payable to the Warrant Agent or (b) by delivering a written direction to the Warrant Agent that the Holder desires to exercise the Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of Warrant Shares that is equal to the aggregate number of Warrant Shares for which the Warrants are being exercised less the number of Warrant Shares that have an aggregate Market Price on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price for such Warrant Shares. For the avoidance of doubt, if Warrants are exercised such that the aggregate Exercise Price would exceed the aggregate value (as measured by the Market Price) of the Warrant Shares issuable upon exercise, no amount shall be due and payable by the Holder to the Company, and such exercise shall be null and void and no Warrant Shares shall thereupon be issued and the Warrants shall continue in effect.

Section 1.7 Registry of Warrants. The Company or an agent duly appointed by the Company (which initially shall be the Warrant Agent) shall maintain a registry showing the names and addresses of the respective Holders and the date and number of Warrants evidenced on the face of each of the Warrant Certificates. Except as otherwise provided in this Agreement or in the Warrant Certificate, the Company and the Warrant Agent may deem and treat any Person in whose name a Warrant Certificate is registered in the registry as the absolute owner of such Warrant Certificate.

Section 1.8 Exchange of Warrant Certificates. Each Warrant Certificate may be exchanged for another Warrant Certificate or Certificates of like class and tenor and representing the same aggregate number of

Warrants. Any Holder desiring to exchange a Warrant Certificate or Certificates shall deliver a written request to the Warrant Agent and shall properly endorse and surrender the Warrant Certificate or Certificates to be so exchanged. Thereupon, the Warrant Agent shall countersign and deliver to the Holder a new Warrant Certificate or Certificates, as so requested, in such name or names as such Holder shall designate.

Section 1.9 Cancellation of Warrant Certificates. If and when any Warrant Certificate has been exercised in full, the Warrant Agent shall promptly cancel and destroy such Warrant Certificate following its receipt from the Holder. Upon exercise of a Warrant Certificate in part and not in full, the Warrant Agent shall issue and deliver or shall cause to be issued and delivered to the Holder a new Warrant Certificate or Certificates evidencing the Holder’s remaining Warrants. The Warrant Agent is hereby irrevocably authorized and directed to countersign and deliver such required new Warrant Certificate or Certificates, and the Company, whenever requested by the Warrant Agent, shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose. The Warrant Agent and no one else may cancel and destroy Warrant Certificates surrendered for transfer, exchange, replacement, cancellation or exercise. The Warrant Agent must deliver a certificate of such destruction and cancellation (or, if requested by the Company, the cancelled Warrant Certificates) to the Company. The Company may not issue new Warrant Certificates to replace cancelled Warrant Certificates that have been exercised or purchased by it.

Section 1.10 No Fractional Shares or Scrip. No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon any exercise of Warrants. In lieu of any fractional Warrant Shares that would otherwise be issued to a Holder upon exercise of any Warrants, such Holder shall receive a cash payment equal to the product of the Market Price of the Common Stock on the trading day on which such Warrants are exercised and the fraction of a Warrant Share to which such Holder would otherwise be entitled.

Section 1.11 Lost, Stolen, Destroyed or Mutilated Warrants. Upon receipt by the Company of proof reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate and, if requested, an indemnity or bond, the Company shall deliver or shall cause to be delivered, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the same aggregate number of Warrants as provided for in such lost, stolen, destroyed or mutilated Warrant Certificate.

Section 1.12 Transferability and Assignment. At the option of the Holder thereof, the Warrants and all rights under the Warrant Certificate may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the registered Holder or by duly authorized attorney, and one or more new Warrant Certificates shall be made and delivered and registered in the name of one or more transferees, upon surrender in accordance with Section 1.8 and upon compliance with all applicable laws.

Section 1.13 Issuance of Warrant Certificates. When any Holder, transferee of a Holder or other designee of a Holder is entitled to receive a new or replacement Warrant Certificate, whether pursuant to Section 1.8, 1.9, 1.11 or 1.12, the Company shall issue or shall cause to be issued such new or replacement Warrant Certificate within a reasonable time, not to exceed three (3) business days. The Company shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for the purpose of issuing any new or replacement Warrant Certificates, and the Warrant Agent shall countersign such Warrant Certificates.

Section 1.14 Issuance of Warrant Shares. Upon the exercise of any Warrants, the Company shall deliver or shall cause to be delivered the number of full Warrant Shares to which such Holder shall be entitled, together with any cash to which such Holder shall be entitled in respect of fractional Warrant Shares pursuant to Section 1.10, within a reasonable time, not to exceed three (3) business days. All Warrant Shares shall be issued in such name or names as the exercising Holder may designate and delivered to the exercising Holder or its nominee or nominees.

Section 1.15 Charges, Taxes and Expenses. The Company shall pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, the

Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any Warrants or certificates (if any) for Warrant Shares in a name other than that of the registered holder of such Warrants.

Section 1.16 Issued Warrant Shares. The Company hereby represents and warrants that all Warrant Shares issued in accordance with the terms of this Agreement will be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by a Holder, income and franchise taxes incurred in connection with the exercise of the Warrant or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Warrant Shares so issued will be deemed to have been issued to a Holder as of the close of business on the date on which the Warrants were duly exercised, notwithstanding that the stock transfer books of the Company may then be closed or certificates (if any) representing such Warrant Shares may not be actually delivered on such date.

Section 1.17 Reservation of Sufficient Warrant Shares. There have been reserved, and the Company shall at all times through the Expiration Date keep reserved, out of its authorized but unissued Common Stock, solely for the purpose of the issuance of Warrant Shares in accordance with the terms of this Agreement, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. The transfer agent for the Common Stock and every subsequent transfer agent for any shares of the Company’s capital stock issuable upon the exercise of any of the rights of purchase aforesaid shall be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company shall supply such transfer agents with duly executed stock certificates for such purposes and shall provide or otherwise make available any cash that may be payable upon exercise of Warrants in respect of fractional Warrant Shares pursuant to Section 1.10. The Company shall furnish such transfer agent with a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 4.1.

Section 1.18 Registration and Listing. The Company will use commercially reasonable efforts to (a) procure, at its sole expense, the listing of the Warrant Shares issuable upon exercise of the Warrants at any time, subject to issuance or notice of issuance, on the principal stock exchanges on which the Common Stock is then listed or traded and (b) maintain such listings at all times (during which the Company has Common Stock listed on a stock exchange) after issuance. The Company shall use reasonable best efforts to ensure that the Warrant Shares and the Warrants may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which such shares of its Common Stock (including the Warrant Shares) are listed or traded.

Section 1.19 No Impairment. The Company will not, and the Company will cause its subsidiaries not to, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by the Company under this Agreement. The Company shall at all times in good faith assist in the carrying out of all provisions of this Agreement and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders.

Section 1.20 CUSIP Numbers. The Company, in issuing the Warrants, may use “CUSIP” numbers (if then generally in use) and, if so, the Warrant Agent shall use “CUSIP” numbers in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Warrant Certificates or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Warrant Certificates.

Section 1.21 Purchase of Warrants by the Company; Cancellation. The Company shall have the right, except as limited by applicable law, other agreements or as provided herein, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it and the applicable Holder may deem appropriate. In the event the Company shall purchase or otherwise acquire Warrants, the same shall thereupon be delivered to the Warrant Agent and retired and, for the avoidance of doubt, if the approval of Holders is required to take any action, the Company’s (or any of its subsidiaries’ or affiliates’) ownership in any Warrants shall not be considered in calculating whether the requisite number of Warrants have approved such action.

Section 1.22 No Rights as Stockholders. A Warrant shall not, prior to its exercise, confer upon its Holder or such Holder’s transferee, in such Holder’s or such transferee’s capacity as a Warrant Holder, the right to vote or receive dividends, or consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

ARTICLE II

ANTIDILUTION PROVISIONS

Section 2.1 Adjustments and Other Rights. The Exercise Price and the Exercise Number shall be subject to adjustment from time to time as provided by this Article II; provided, however, that if more than one section of this Article II is applicable to a single event, the section shall be applied that produces the largest adjustment, and no single event shall cause an adjustment under more than one section of this Article II so as to result in duplication.

Section 2.2 Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (a) declare and pay a dividend or make a distribution on its Common Stock in shares of Common Stock, (b) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (c) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, the Exercise Number at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying the Exercise Number effective immediately prior to such event by a fraction (x) the numerator of which shall be the total number of outstanding shares of Common Stock immediately after such event and (y) the denominator of which shall be the total number of outstanding shares of Common Stock immediately prior to such event. In such event, the Exercise Price per share of Common Stock in effect immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying such Exercise Price by a fraction (i) the numerator of which shall be the Exercise Number immediately prior to such adjustment and (ii) the denominator of which shall be the new Exercise Number determined pursuant to the immediately preceding sentence.

Section 2.3 Certain Issuances of Common Shares or Convertible Securities. If the Company shall issue shares of Common Stock (or rights or warrants or other securities exercisable or convertible into or exchangeable (collectively, a “conversion”) for shares of Common Stock) (collectively, “convertible securities”) (other than in Permitted Transactions (as defined below) or a transaction to which Section 2.2 is applicable) without consideration or at a consideration per share (or having a conversion price per share) that is less than 95% of the Market Price on the last trading day preceding the date of the agreement on pricing such shares (or such convertible securities) then, in such event:

(a) the Exercise Number in effect immediately prior to such event (the “Initial Number”) shall, on pricing of such shares (or of such convertible securities), be increased to the number obtained by multiplying the Initial Number by a fraction (i) the numerator of which shall be the sum of (x) the number of shares of Common Stock of the Company outstanding on such date and (y) the number of additional shares of Common Stock issued (or into which convertible securities may be exercised or convert) and (ii) the denominator of which shall be the sum of (1) the number of shares of Common Stock outstanding on such date and (2) the number of shares of Common Stock which the aggregate consideration receivable by the Company for the total number of shares of Common Stock so issued (or into which convertible securities may be exercised or convert) would purchase at the Market Price on the last trading day preceding the date of the agreement on pricing such shares (or such convertible securities); and

(b) the Exercise Price in effect immediately prior to the date of the agreement on pricing of such shares (or of such convertible securities) shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock issuable upon exercise of the applicable Warrant prior to such date and the denominator of which shall be the number of shares of Common Stock issuable upon exercise of the applicable Warrant immediately after the adjustment described in paragraph (a) above.

For purposes of the foregoing, the aggregate consideration receivable by the Company in connection with the issuance of such shares of Common Stock or convertible securities shall be deemed to be equal to the sum of the net offering price (after deduction of any related expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon exercise or conversion of any such convertible securities into shares of Common Stock; and “Permitted Transactions” shall include issuances (i) as consideration for or to fund the acquisition of businesses and/or related assets and (ii) in connection with employee benefit plans and compensation related arrangements approved by the Board of Directors. Any adjustment made pursuant to this Section 2.3 shall become effective immediately upon the date of such issuance.

Section 2.4 Other Distributions.

(a) If the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock of securities, evidences of indebtedness, assets, cash, rights or warrants (excluding Ordinary Cash Dividends, dividends of its Common Stock and other dividends or distributions referred to in Section 2.2), in each such case, the Exercise Price in effect prior to such record date shall be reduced immediately upon occurrence of the record date to the price determined by multiplying the Exercise Price in effect immediately prior to the reduction by the quotient of (x) the Market Price of the Common Stock on the last trading day preceding the first date on which the Common Stock trades regular way on the principal national securities exchange on which the Common Stock is listed or admitted to trading without the right to receive such distribution, minus the amount of cash and/or the Fair Market Value of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one share of Common Stock (such total subtracted amount, the “Per Share Fair Market Value”) divided by (y) such Market Price on such date specified in clause (x); such adjustment shall be made successively whenever such a record date is fixed. In such event, the Exercise Number shall be increased to the number obtained by multiplying the Exercise Number immediately prior to such adjustment by the quotient of (x) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment divided by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. In the case of adjustment for a cash dividend that is, or is coincident with, a regular quarterly cash dividend, the Per Share Fair Market Value would be reduced by the per share amount of the portion of the cash dividend that would constitute an Ordinary Cash Dividend.

(b) No adjustment in the Exercise Price or Exercise Number need be made under Section 2.4(a) if the Company agrees to issue or distribute, as applicable, to each Holder, upon payment of the Exercise Price, in addition to the applicable Warrant Shares issuable upon such payment, the assets referred to in that paragraph which each Holder would have been entitled to receive had the Warrants been exercised prior to the happening of such event or the record date with respect thereto.

Section 2.5 Certain Repurchases of Common Stock. If the Company effects a Pro Rata Repurchase of Common Stock, then the Exercise Price shall be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to the Effective Date of such Pro Rata Repurchase by a fraction of which (a) the numerator shall be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Pro Rata Repurchase and (y) the Market Price of a share of Common Stock on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate purchase price of the Pro Rata Repurchase, and of which (b) the denominator shall be the product of (i) the number of shares of Common Stock outstanding immediately prior to such Pro Rata Repurchase minus the number of shares of Common Stock so repurchased and (ii) the Market Price per share of Common Stock on the trading day immediately preceding the first public announcement by the

Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase. In such event, the Exercise Number shall be increased to the number obtained by multiplying the Exercise Number immediately prior to such adjustment by the quotient of (x) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment divided by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase to the Exercise Price or decrease in the Exercise Number shall be made pursuant to this Section 2.5.

Section 2.6 Business Combinations or Reclassifications of Common Stock. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 2.2), a Holder’s right to receive shares upon exercise of a Warrant shall be converted into the right to exercise such Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of such Warrant immediately prior to such Business Combination or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to such Holder’s right to exercise a Warrant in exchange for any shares of stock or other securities or property pursuant to this section. In determining the kind and amount of stock, securities or the property receivable upon exercise of a Warrant following the consummation of such Business Combination, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the consideration that a Holder shall be entitled to receive upon exercise shall be deemed to be the types and amounts of consideration received by the majority of all holders of the shares of Common Stock that affirmatively make an election (or of all such holders if none make an election). For purposes of determining any amount to be withheld in the case of a “cashless exercise” pursuant to Section 1.6 from stock, securities or the property that would otherwise be delivered to a Holder upon exercise of Warrants following any Business Combination, the amount of such stock, securities or property to be withheld shall have a Market Price equal to the aggregate Exercise Price as to which such Warrants are so exercised, based on the fair market value of such stock, securities or property on the trading day on which such Warrants are exercised and the Notice of Exercise is delivered to the Warrant Agent; provided, however, that in the case of any property that is not a security, the Market Price of such property shall be deemed to be its fair market value as determined in good faith by the Board of Directors in reliance on an opinion of a nationally recognized independent investment banking firm retained by the Company for this purpose; provided, further, that if making such determination requires the conversion of any currency other than U.S. dollars into U.S. dollars, such conversion shall be done in accordance with customary procedures based on the rate for conversion of such currency into U.S. dollars displayed on the relevant page by Bloomberg L.P. (or any successor or replacement service) on or by 4:00 p.m., New York City time, on such exercise date.

Section 2.7 Rounding of Calculations; Minimum Adjustments. All calculations under this Article II shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. Any provision of this Article II to the contrary notwithstanding, no adjustment in the Exercise Price or the Exercise Number shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more, or on exercise of a Warrant if it shall earlier occur.

Section 2.8 Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Article II shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (a) issuing to a Holder of Warrants exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (b) paying to such Holder any amount of cash in lieu of a fractional share of Common Stock; provided, however, that the Company upon request shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment, subject to any retroactive readjustment in accordance with Section 2.9(b).

Section 2.9 Other Events; Provisions of General Applicability.

(a) Neither the Exercise Price nor the Exercise Number shall be adjusted in the event of, solely (i) a change in the par value of the Common Stock or (ii) a change in the jurisdiction of incorporation of the Company.

(b) In the event that any dividend or distribution described in this Article II is not so made, the Exercise Price and the Exercise Number then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price and the Exercise Number that would then be in effect if such record date had not been fixed.

(c) If an adjustment of the Exercise Price made hereunder would reduce the Exercise Price to an amount below par value of the Common Stock, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of the Common Stock.

Section 2.10 Statement Regarding Adjustments. Whenever the Exercise Price or the Exercise Number shall be adjusted as provided in this Article II, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Exercise Number after such adjustment. The Company shall deliver to the Warrant Agent a copy of such statement and shall cause a copy of such statement to be sent or communicated to the Holders pursuant to Section 4.1.

Section 2.11 Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Article II (but only if the action of the type described in this Article II would result in an adjustment in the Exercise Price or the Exercise Number or a change in the type of securities or property to be delivered upon exercise of a Warrant), the Company shall deliver to the Warrant Agent a notice and shall cause such notice to be sent or communicated to the Holders in the manner set forth in Section 4.1, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of a Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

Section 2.12 Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Article II, the Company shall take any action which may be necessary, including obtaining regulatory, New York Stock Exchange, NASDAQ Stock Market or other applicable national securities exchange or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all Warrant Shares that a Holder is entitled to receive upon exercise of a Warrant pursuant to this Article II.

Section 2.13 Adjustment Rules. Any adjustments pursuant to this Article II shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price made under this Agreement would reduce the Exercise Price per share of Common Stock to an amount below par value of the Common Stock, then such adjustment in Exercise Price made under this Agreement shall reduce the Exercise Price per share of Common Stock to the par value of the Common Stock.

Section 2.14 Prohibited Actions. The Company agrees that it will not take any action which would entitle a Holder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of the Warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its certificate of incorporation.

Section 2.15 Adjustment to Warrant Certificate. The form of Warrant Certificate need not be changed because of any adjustment made pursuant to the Warrant Certificate, and Warrant Certificates issued after such adjustment may state the same Exercise Price and the same Exercise Number as are stated in the Warrant Certificates initially issued pursuant to this Agreement. The Company, however, may at any time in its sole discretion make any change in the form of Warrant Certificate that it may deem appropriate to give effect to such adjustments and that does not affect the substance of the Warrant Certificate, and any Warrant Certificate thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

ARTICLE III

WARRANT AGENT[1]

Section 3.1 Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company with respect to the Warrants and in accordance with the provisions of this Agreement, and the Warrant Agent hereby accepts such appointment.

Section 3.2 Liability of Warrant Agent. The Warrant Agent shall act under this Agreement solely as agent, and its duties shall be determined solely by the provisions of this Agreement. The Warrant Agent shall not be liable for anything that it may do or refrain from doing in connection with this Agreement, except for its own willful misconduct, gross negligence or bad faith.

Section 3.3 Performance of Duties. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty under this Agreement either itself or by or through its attorneys or agents (which shall not include its employees).

Section 3.4 Disposition of Proceeds on Exercise of Warrants. The Warrant Agent shall account as promptly as practicable to the Company with respect to Warrants exercised and shall concurrently pay to the Company all monies received by the Warrant Agent for the purchase of Warrant Shares through the exercise of such Warrants. If the Warrant Agent shall receive any notice, demand or other document addressed to the Company by a Holder with respect to the Warrants, the Warrant Agent shall as promptly as practicable forward such notice, demand or other document to the Company.

Section 3.5 Reliance on Counsel. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel to the Company), and the Warrant Agent shall incur no liability or responsibility for any action taken, suffered or omitted by it under this Agreement in reasonable reliance on and in accordance with the advice of such counsel.

Section 3.6 Reliance on Documents. The Warrant Agent will not incur any liability or responsibility for any action taken in reasonable reliance on any notice, written statement, resolution, waiver, consent, order, certificate or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent, presented or made by the proper party or parties. The statements contained herein and in the Warrants shall be

[1]	The parties to the Merger Agreement acknowledge and agree that the form of provisions of this Article III are subject to change as a result of the comments and issues that may be raised by the Warrant Agent selected by mutual agreement of GETCO and Knight.

taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same, except as set forth by the Warrant Agent or as evidenced by action taken by the Warrant Agent.

Section 3.7 Validity of Agreement. The Warrant Agent shall not be responsible for the validity, execution or delivery of this Agreement (except the due execution of this Agreement by the Warrant Agent) or for the validity, execution or delivery of any Warrant (except the due countersignature of such Warrant Certificate by the Warrant Agent), and the Warrant Agent shall not by any act under this Agreement be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other stock) to be issued pursuant to this Agreement or any Warrant, or as to whether any Warrant Shares (or other stock) will, pursuant to this Agreement or any Warrant, when issued, be validly issued, fully paid and nonassessable.

Section 3.8 Instructions from Company. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties under this Agreement from the Chief Executive Officer, Chief Financial Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company, and to make an application to such officers for advice or instructions in connection with its duties, and the Warrant Agent shall not be liable for any action taken or suffered to be taken by it in reasonable reliance and in accordance with instructions of any such officer. The Warrant Agent shall not be liable for any action taken by, or omission of any action by, the Warrant Agent in accordance with a proposal included in any such application to such officers on or after the date specified in such application (which date shall not be less than five (5) business days after the date any such officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

Section 3.9 Proof of Actions Taken. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering or omitting any action under this Agreement, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by the Chief Executive Officer, Chief Financial Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company and delivered to the Warrant Agent, and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon any such certificate.

Section 3.10 Compensation. The Company agrees to pay the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent in the performance of its duties under this Agreement, to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and other charges incurred by the Warrant Agent in the performance of its duties under this Agreement.

Section 3.11 Indemnity. The Company shall indemnify the Warrant Agent and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the performance of its duties under this Agreement, except as a result of the Warrant Agent’s willful misconduct, gross negligence or bad faith. The Warrant Agent shall indemnify the Company and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything arising out of or attributable to the Warrant Agent’s refusal or failure to comply with the terms of this Agreement or which arise out of the Warrant Agent’s willful misconduct, gross negligence or bad faith; provided, however, that the Warrant Agent’s aggregate liability under this Agreement with respect to, arising from or arising in connection with this Agreement, whether in contract, in tort or otherwise, is limited to and shall not exceed the amounts paid under this Agreement by the Company to the Warrant Agent as fees and charges, but not including reimbursable expenses. The Warrant Agent shall notify the Company promptly of any claim for which it may seek indemnity, and the Company shall notify the Warrant Agent promptly of any claim for which it may seek indemnity.

Section 3.12 Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or any one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as warrant agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

Section 3.13 Other Transactions in Securities of the Company. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company, or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Warrant Agent under this Agreement. Nothing in this Agreement shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

Section 3.14 Identity of Transfer Agent. Upon the appointment of any subsequent transfer agent for the Common Stock, or any other shares of the Company’s capital stock issuable upon the exercise of the Warrants, the Company shall file with the Warrant Agent a statement setting forth the name and address of such subsequent transfer agent.

Section 3.15 Company to Provide and Maintain Warrant Agent. The Company agrees for the benefit of the Holders that there shall at all times be a Warrant Agent under this Agreement until all the Warrants have been exercised or cancelled or are no longer exercisable.

Section 3.16 Resignation and Removal. The Warrant Agent may at any time resign by giving written notice to the Company of such intention on its part, specifying the date on which its desired resignation shall become effective. The Warrant Agent under this Agreement may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective. Any removal under this Section 3.16 shall take effect upon the appointment by the Company as hereinafter provided of a successor Warrant Agent (which shall be (a) a bank or trust company, (b) organized under the laws of the United States or one of the states thereof, (c) authorized under the laws of the jurisdiction of its organization to exercise corporate trust powers, (d) having a combined capital and surplus of at least $50,000,000 (as set forth in its most recent reports of condition published pursuant to law or to the requirements of any United States federal or state regulatory or supervisory authority) and (e)  having an office in the Borough of Manhattan, The City of New York).

Section 3.17 Company to Appoint Successor. If at any time the Warrant Agent shall resign, shall be removed, shall become incapable of acting, shall be adjudged bankrupt or insolvent or shall commence a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or under any other applicable federal or state bankruptcy, insolvency or similar law or shall consent to the appointment of or the taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Warrant Agent or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action, or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Warrant Agent in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law, or a decree or order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator (or similar official) of the Warrant Agent or of its property or affairs, or any public officer shall take charge or control of the Warrant Agent or of its property or affairs for the purpose of rehabilitation, conservation, winding up or liquidation, a successor Warrant Agent, qualified as aforesaid, shall be appointed by the Company. In the event that a successor Warrant Agent is not appointed by the Company, a successor Warrant Agent, qualified as aforesaid, may be appointed by the Warrant Agent or the Warrant Agent may petition a court to appoint a successor Warrant Agent. Upon the appointment as aforesaid of a successor Warrant Agent and acceptance by the successor Warrant Agent of such appointment, the Warrant Agent shall cease to be Warrant Agent under this Agreement; provided, however, that in the event of the resignation of the Warrant Agent under this Section 3.17, such resignation shall be effective on the earlier of (i) the date specified in the Warrant Agent’s notice of resignation and (ii) the appointment and acceptance of a successor Warrant Agent under this Agreement.

Section 3.18 Successor to Expressly Assume Duties. Any successor Warrant Agent appointed under this Agreement shall execute, acknowledge and deliver to its predecessor and to the Company an instrument accepting such appointment under this Agreement, and thereupon such successor Warrant Agent, without any further act, deed or conveyance, shall become vested with all the rights and obligations of such predecessor with like effect as if originally named as the Warrant Agent under this Agreement, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Warrant Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor, as the Warrant Agent under this Agreement.

Section 3.19 Successor by Merger. Any entity into which the Warrant Agent may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any entity to which the Warrant Agent shall sell or otherwise transfer all or substantially all of its assets and business, shall be the successor Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, however, that it shall be qualified as aforesaid.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Notices. Any notice pursuant to this Agreement by the Company or by any Holder to the Warrant Agent, or by the Warrant Agent or by any Holder to the Company, shall be in writing and shall be delivered in person or by facsimile transmission, or mailed first class, postage prepaid, (a) to the Company, at its offices at 545 Washington Boulevard, Jersey City, New Jersey 07310, Attention: General Counsel, or (b) to the Warrant Agent, at its offices at [—]. Each party to this Agreement may from time to time change the address to which notices to it are to be delivered or mailed by notice to the other party. Any notice mailed pursuant to this Agreement by the Company or the Warrant Agent to the Holders shall be in writing and shall be mailed first class, postage prepaid, or otherwise delivered, to such Holders at their respective addresses on the registry of the Warrant Agent.

Section 4.2 Supplements and Amendments. The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holder in order to cure any ambiguity or to correct or supplement any provision contained in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions in regard to matters or questions arising under this Agreement that the Company and the Warrant Agent may deem necessary or desirable; provided, however, that no such supplement or amendment to this Agreement shall be made that adversely affects the interests or rights of any of the Holders in any respect. Notwithstanding the foregoing, a supplement or amendment to this Agreement may be made by one or more substantially concurrent written instruments duly signed by the Holders of a majority of the then outstanding Warrants and delivered to the Company; provided, however, that the consent of each Holder affected thereby shall be required for any supplement or amendment pursuant to which: (a) the Exercise Price would be increased or the Exercise Number would be decreased (in each case, other than pursuant to adjustments in accordance with Article II), (b) the time period during which the Warrants are exercisable would be shortened or (c) the antidilution provisions set forth in Article II would be changed in such a way as to adversely affect such Holder; provided further, however, that the consent of the Holders of the majority of the then outstanding Warrants of a class of Warrants shall be required if the supplement or amendment to this Agreement adversely affects the Warrants of that class in a manner not shared by the other classes of Warrants. In determining whether the Holders of the required number of outstanding Warrants have approved any supplement or amendment to this Agreement, Warrants owned by the Company or its controlled Affiliates, if any, shall be disregarded and deemed not to be outstanding.

Section 4.3 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of the respective successors and assigns of the Company or the Warrant Agent under this Agreement.

Section 4.4 Governing Law; Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT AND EACH WARRANT ISSUED UNDER THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAWS. IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE WARRANTS, THE PARTIES HERETO AND EACH HOLDER IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED WITHIN THE COUNTY OF WILMINGTON, STATE OF DELAWARE. NOTICE MAY BE SERVED UPON THE COMPANY AT THE ADDRESS SET FORTH IN SECTION 4.1 AND UPON ANY HOLDER AT THE ADDRESS FOR SUCH HOLDER SET FORTH IN THE REGISTRY MAINTAINED BY THE COMPANY OR WARRANT AGENT PURSUANT TO SECTION 1.7. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO AND EACH HOLDER HEREBY UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE WARRANTS.

Section 4.5 Benefits of this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders of the Warrants. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Warrant Agent and the Holders any legal or equitable right, remedy or claim under this Agreement.

Section 4.6 Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 4.7 Table of Contents; Headings. The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not intended to be considered a part of this Agreement and shall not modify or restrict any of the terms or provisions of this Agreement.

Section 4.8 Severability. The provisions of this Agreement are severable, and if any clause or provision shall be held invalid, illegal or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect in that jurisdiction only such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Agreement in any jurisdiction.

Section 4.9 Availability of Agreement. The Warrant Agent shall keep copies of this Agreement and any notices given or received under this Agreement available for inspection by the Holders during normal business hours at its principal office in New York. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

Section 4.10 Saturdays, Sundays, Holidays, etc.. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

Section 4.11 Definitions. As used in this Agreement, the following terms having the meanings ascribed thereto below:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such Person, whether through the ownership of voting securities by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Board of Directors” means the board of directors of the Company, including any duly authorized committee thereof.

“Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s stockholders.

“business day” means any day except Saturday, Sunday and (i) at any time when the Warrants are listed on the NASDAQ Stock Market or the New York Stock Exchange, any day on which the NASDAQ Stock Market or the New York Stock Exchange, as applicable, is authorized or required by law or other governmental actions to close or (ii) at any time when the Warrants are not listed on the NASDAQ Stock Market or the New York Stock Exchange, any day on which banking institutions in the State of New York are authorized or required by law or other governmental actions to close.

“Class A Warrant” and “Class A Warrants” has the meaning set forth in the recitals.

“Class B Warrant” and “Class B Warrants” has the meaning set forth in the recitals.

“Class C Warrant” and “Class C Warrants” has the meaning set forth in the recitals.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“conversion” has the meaning set forth in Section 2.3.

“convertible securities” has the meaning set forth in Section 2.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exercise Number” has the meaning set forth in Section 1.3.

“Exercise Price” has the meaning set forth in Section 1.3.

“Expiration Date” has the meaning set forth in Section 1.4.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith.

“GA-GTCO” has the meaning set forth in the recitals.

“GETCO” has the meaning set forth in the recitals.

“Holder” and “Holders” has the meaning set forth in the recitals.

“Initial Number” has the meaning set forth in Section 2.3.

“Issue Date” means, with respect to a Warrant Certificate, the date set forth on such Warrant Certificate.

“Market Price” means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading (the “Principal Exchange”), or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and ask prices as furnished by two (2) members of the Financial Industry Regulatory Authority, Inc. selected from time to time by the Company for that purpose. “Market Price” shall be determined without reference to after hours or extended hours trading. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required under this Agreement, the Market Price per share of Common Stock shall be deemed to be the fair market value per share of such security as determined in good faith by the Board of Directors in reliance on an opinion of a nationally recognized independent investment banking corporation retained by the Company for such purpose; provided, however, that if any such security is listed or traded solely on a non-U.S. market, such fair market value shall be determined by reference to the closing price of such security as of the end of the most recently ended business day in such market prior to the date of determination; provided, further, that if making such determination requires the conversion of any currency other than U.S. dollars into U.S. dollars, such conversion shall be done in accordance with customary procedures based on the rate for conversion of such currency into U.S. dollars displayed on the relevant page by Bloomberg L.P. (or any successor or replacement service) on or by 4:00 p.m., New York City time, on such conversion date. For the purposes of determining the Market Price of the Common Stock on the “trading day” preceding, on or following the occurrence of an event, (i) that trading day shall be deemed to commence immediately after the regular scheduled closing time of trading on the Principal Exchange or, if trading is closed at an earlier time, such earlier time and (ii) that trading day shall end at the next regular scheduled closing time, or if trading is closed at an earlier time, such earlier time (for the avoidance of doubt, and as an example, if the Market Price is to be determined as of the last trading day preceding a specified event and the closing time of trading on a particular day is 4:00 p.m. and the specified event occurs at 5:00 p.m. on that day, the Market Price would be determined by reference to such 4:00 p.m. closing price).

“Merger Agreement” has the meaning set forth in the recitals.

“Mergers” has the meaning set forth in the recitals.

“Ordinary Cash Dividends” means a regular quarterly cash dividend on shares of Common Stock legally available therefor; provided, however, that Ordinary Cash Dividends shall not include any cash dividends paid subsequent to the Issue Date to the extent the aggregate per share dividends paid on the outstanding Common Stock in any quarter exceed (i) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2013, (ii) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2014, (iii) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2015, (iv) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2016, (v) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2017, (vi) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2018 and (vii) $[—] per share of Common Stock in any quarter during the fiscal year ended December 31, 2019, in each case, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Per Share Fair Market Value” has the meaning set forth in Section 2.4(a).

“Permitted Transactions” has the meaning set forth in Section 2.3.

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Pro Rata Repurchase” means any purchase of shares of Common Stock by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer made to substantially all holders of Common Stock subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other offer available to substantially all holders of Common Stock, in the case of both (i) and (ii), whether for cash, shares of Common Stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property (including, without limitation, shares of Common Stock, other securities or evidences of indebtedness of a subsidiary), or any combination thereof, effected while any Warrants are outstanding. The “Effective Date” of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

“Subsidiary” means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with U.S. GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“trading day” means (i) if the shares of Common Stock are not traded on any national or regional securities exchange or association or over-the-counter market, a business day or (ii) if the shares of Common Stock are traded on any national or regional securities exchange or association or over-the-counter market, a business day on which such relevant exchange or quotation system is scheduled to be open for business and on which the shares of Common Stock (x) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market for any period or periods aggregating one half hour or longer; and (y) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the shares of Common Stock. The term “trading day” with respect to any security other than the Common Stock shall have a correlative meaning based on the primary exchange or quotation system on which such security is listed or traded.

“U.S. GAAP” means United States generally accepted accounting principles.

“Warrants” has the meaning set forth in the recitals.

“Warrant Agent” has the meaning set forth in the preamble.

“Warrant Certificate” and “Warrant Certificates” has the meaning set forth in Section 1.1.

“Warrant Share” and “Warrant Shares” has the meaning set forth in Section 1.3.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

[NEWCO]

By:
Name:
Title:

[ ], as Warrant Agent

By:
Name:
Title:

[Signature Page to the Warrant Agreement]

EXHIBIT A

VOID AFTER 5:00 P.M., New York City Time, [                    ], 201[    ]

Class A Warrants to Purchase

[            ]

Shares of Common Stock

[NEWCO]

CLASS A COMMON STOCK PURCHASE WARRANTS

This certifies that, for value received, [                    ] or registered assigns (the “Holder”), is entitled, subject to the terms and conditions hereof, to purchase from [NEWCO], a Delaware corporation (the “Company”), at any time from 9:00 a.m., New York City time, on [            ], 201[    ] until 5:00 p.m., New York City time, on 201[    ]2 (the “Expiration Date”), at the purchase price of $12.00 per share (the “Exercise Price”), the number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), shown above. The number of shares purchasable upon exercise of the Class A Common Stock Purchase Warrants (the “Warrants”) and the Exercise Price are subject to modification and adjustment from time to time as set forth in the Warrant Agreement (as defined below).

The Warrants may be exercised in whole or in part by presentation of this Warrant Certificate with the Notice of Exercise on the reverse side hereof duly executed and simultaneous payment of the Exercise Price at the principal office of [                    ] (the “Warrant Agent”). Payment of such price shall be made, at the option of the Holder, either (i) in cash or by certified or official bank check payable to the Warrant Agent or (ii) by delivering a written direction to the Warrant Agent that the Holder desires to exercise Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price.

This Warrant Certificate is issued under and in accordance with a Warrant Agreement, dated as of [            ], 201[    ], by and between the Company and [                    ] (the “Warrant Agreement”), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder by acceptance hereof consents. A copy of the Warrant Agreement may be obtained by the Holder upon written request to the Company or at the office of the Warrant Agent.

Upon any partial exercise of the Warrants evidenced by this Warrant Certificate, there shall be countersigned and issued to the Holder a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants evidenced by this Warrant Certificate shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by surrender of this Warrant Certificate properly endorsed either separately or in combination with one or more other Warrant Certificates for one or more new Warrant Certificates evidencing the right of the Holder to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants evidenced by the Warrant Certificate or Certificates exchanged. No fractional shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

The Holder may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof.

[2]	4-year term.

The Warrants may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, but only in accordance with the terms of the Warrant Agreement and in compliance with all applicable laws.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

Dated: [                    ], 201[    ]

[NEWCO]

By:

[Seal]

Countersigned:

[ ], as Warrant Agent

By:
Authorized Signature

EXHIBIT B

VOID AFTER 5:00 P.M., New York City Time, [                    ], 201[    ]

Class B Warrants to Purchase

[                    ]

Shares of Common Stock

[NEWCO]

CLASS B COMMON STOCK PURCHASE WARRANTS

This certifies that, for value received, [                    ] or registered assigns (the “Holder”), is entitled, subject to the terms and conditions hereof, to purchase from [NEWCO], a Delaware corporation (the “Company”), at any time from 9:00 a.m., New York City time, on [            ], 201[    ] until 5:00 p.m., New York City time, on 201[    ]3 (the “Expiration Date”), at the purchase price of $13.50 per share (the “Exercise Price”), the number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), shown above. The number of shares purchasable upon exercise of the Class B Common Stock Purchase Warrants (the “Warrants”) and the Exercise Price are subject to modification and adjustment from time to time as set forth in the Warrant Agreement (as defined below).

The Warrants may be exercised in whole or in part by presentation of this Warrant Certificate with the Notice of Exercise on the reverse side hereof duly executed and simultaneous payment of the Exercise Price at the principal office of [                    ] (the “Warrant Agent”). Payment of such price shall be made, at the option of the Holder, either (i) in cash or by certified or official bank check payable to the Warrant Agent or (ii) by delivering a written direction to the Warrant Agent that the Holder desires to exercise Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price.

This Warrant Certificate is issued under and in accordance with a Warrant Agreement, dated as of [            ], 201[    ], by and between the Company and [                    ] (the “Warrant Agreement”), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder by acceptance hereof consents. A copy of the Warrant Agreement may be obtained by the Holder upon written request to the Company or at the office of the Warrant Agent.

Upon any partial exercise of the Warrants evidenced by this Warrant Certificate, there shall be countersigned and issued to the Holder a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants evidenced by this Warrant Certificate shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by surrender of this Warrant Certificate properly endorsed either separately or in combination with one or more other Warrant Certificates for one or more new Warrant Certificates evidencing the right of the Holder to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants evidenced by the Warrant Certificate or Certificates exchanged. No fractional shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

The Holder may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof.

The Warrants may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, but only in accordance with the terms of the Warrant Agreement and in compliance with all applicable laws.

[3]	5-year term.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

Dated: [                    ], 201[    ]

[NEWCO]

By:

[Seal]

Countersigned:

[ ],
as Warrant Agent

By:
Authorized Signature

EXHIBIT C

VOID AFTER 5:00 P.M., New York City Time, [                    ], 201[    ]

Class C Warrants to Purchase

[                    ]

Shares of Common Stock

[NEWCO]

CLASS C COMMON STOCK PURCHASE WARRANTS

This certifies that, for value received, [                    ] or registered assigns (the “Holder”), is entitled, subject to the terms and conditions hereof, to purchase from [NEWCO], a Delaware corporation (the “Company”), at any time from 9:00 a.m., New York City time, on [            ], 201[    ] until 5:00 p.m., New York City time, on 201[    ]4 (the “Expiration Date”), at the purchase price of $15.00 per share (the “Exercise Price”), the number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), shown above. The number of shares purchasable upon exercise of the Class C Common Stock Purchase Warrants (the “Warrants”) and the Exercise Price are subject to modification and adjustment from time to time as set forth in the Warrant Agreement (as defined below).

The Warrants may be exercised in whole or in part by presentation of this Warrant Certificate with the Notice of Exercise on the reverse side hereof duly executed and simultaneous payment of the Exercise Price at the principal office of [                    ] (the “Warrant Agent”). Payment of such price shall be made, at the option of the Holder, either (i) in cash or by certified or official bank check payable to the Warrant Agent or (ii) by delivering a written direction to the Warrant Agent that the Holder desires to exercise Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price.

This Warrant Certificate is issued under and in accordance with a Warrant Agreement, dated as of [            ], 201[    ], by and between the Company and [                    ] (the “Warrant Agreement”), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder by acceptance hereof consents. A copy of the Warrant Agreement may be obtained by the Holder upon written request to the Company or at the office of the Warrant Agent.

Upon any partial exercise of the Warrants evidenced by this Warrant Certificate, there shall be countersigned and issued to the Holder a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants evidenced by this Warrant Certificate shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by surrender of this Warrant Certificate properly endorsed either separately or in combination with one or more other Warrant Certificates for one or more new Warrant Certificates evidencing the right of the Holder to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants evidenced by the Warrant Certificate or Certificates exchanged. No fractional shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

The Holder may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof.

The Warrants may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, but only in accordance with the terms of the Warrant Agreement and in compliance with all applicable laws.

[4]	6-year term.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

Dated: [                    ], 201[    ]

[NEWCO]

By:

[Seal]

Countersigned:

[ ],
as Warrant Agent

By:
Authorized Signature

EXHIBIT D

NOTICE OF EXERCISE

(To be executed upon exercise of Warrant)

To: [NEWCO]

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the Warrant Certificate within for, and to purchase thereunder,                  shares of the common stock, par value $0.01 per share, of [NEWCO] (the “Common Stock”), as provided for therein, and tenders herewith payment of the purchase price.

The purchase price shall be paid:

in cash, certified check or official bank check; or

by electing to receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price (as defined in the Warrant Agreement).

Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional share to:

If in book-entry form:

DEPOSITORY ACCOUNT NUMBER:

NAME OF AGENT MEMBER:

If in definitive/certificated form:

SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE, IF ANY:	NAME:

ADDRESS:

SIGNATURE:

NOTE:	The above signature should correspond exactly with the name on the face of this Warrant Certificate or with the name of the assignee appearing in the Permitted Transfer form below and must be guaranteed by a member of a recognized guarantee medallion program.

And, if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.

PERMITTED TRANSFER

(To be executed only upon transfer of Warrant Certificate to the extent such transfer is permissible under the terms of the Warrant Agreement)

For value received,              hereby sells, assigns and transfers unto the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint              attorney, to transfer said Warrant Certificate on the books of [NEWCO], with full power of substitution in the premises.

Dated:                     , 201

NOTE:	The above signature should correspond exactly with the name on the face of this Warrant Certificate and must be guaranteed by a member of a recognized guarantee medallion program.

Annex H

Form of Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [—], 2013 by and among [NEWCO], a Delaware corporation (the “Company”) and the parties identified as the “Holders” on the signature page hereto (each, a “Holder” and, collectively, the “Holders”). Capitalized terms used but not otherwise defined herein are defined in Section 12 hereof.

R E C I T A L S:

WHEREAS, the Company, GETCO Holding Company, LLC, a Delaware limited liability company (“GETCO”), GA-GTCO, LLC, a Delaware limited liability company, and Knight Capital Group, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger, dated as of December 19, 2012, as supplemented and amended (the “Merger Agreement”), providing for, among other things, the merger of GA-GTCO, LLC with and into [—], the merger of [—] with and into GETCO, and the merger of [—] with and into Knight Capital Group, Inc. (the “Mergers”);

WHEREAS, prior to the Mergers the Holders were direct or indirect holders of equity interests of GETCO;

WHEREAS, the Mergers occurred on the date hereof and, pursuant to the Merger Agreement and in connection with the Mergers, the Holders received shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) and Warrants of the Company (the “Warrants”) granted under the Warrant Agreement (as defined below);

WHEREAS, the Company and [WARRANT AGENT] (as warrant agent) are parties to a Warrant Agreement, dated [—], 2013 (the “Warrant Agreement”);

WHEREAS, the Merger Agreement requires that the Holders and the Company execute this Agreement granting the Holders certain registration rights covering (i) the shares of Common Stock acquired by the Holders from the Company as a result of the consummation of the Mergers, including without limitation any shares of Common Stock acquired by investment funds managed by General Atlantic Service Company, LLC or their Affiliates (as defined below) in connection with the funding of the equity commitment contemplated by the Merger Agreement (ii) the Warrants acquired by the Holders from the Company as a result of the consummation of the Mergers and (iii) any shares of Common Stock issued or issuable under the Warrants (together with the Common Stock and the Warrants, the “Securities”); and

WHEREAS, each of the parties hereto desires to enter into this Agreement in order to grant the Holders certain registration rights with respect to the Securities.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Holders hereby agree as follows:

Section 1. Shelf Registrations.

(a) Filing. The Company shall file with the Commission by no later than 45 calendar days following the date of this Agreement (or if such date is not a Business Day, the next succeeding Business Day) a shelf registration statement (the “Shelf”) on Form S-3, if then available, or Form S-1, if Form S-3 is not available, covering the resale by Holders of the Registrable Securities in accordance with and pursuant to Rule 415 promulgated under the Securities Act. The Company shall give the Holders ten Business Days written notice prior to the date for the filing of the Shelf Registration Statement (the “Filing Date”). The Company shall include in a Prospectus Supplement (that shall be deemed to be part of the Shelf Registration Statement) all Registrable Securities with respect to which the Company has received written requests for inclusion therein by 5:00 pm New York Time on the business day prior to the Filing Date (the “Initial Questionnaire Date”); provided, however, that in order to be named as a selling securityholder in the Prospectus Supplement, each Holder must furnish to the Company in writing such information as may be reasonably requested by the Company for the purpose of including such Holder’s Registrable Securities in the Prospectus Supplement (the “Selling Holder Information” which shall be provided on the Notice and Eligible Holder Information Questionnaire in the form attached hereto as Exhibit A). The Company shall include in a Prospectus Supplement the Selling Holder Information received, to the extent necessary and in a manner so that, upon filing of such Prospectus Supplement, or promptly thereafter, any such Holder shall be named, to the extent required by the rules promulgated under the Securities Act by the Commission, as a selling securityholder and be permitted to deliver (or be deemed to deliver) a Prospectus to purchasers of the Registrable Securities in accordance with applicable law. If the Company files an amended version of the Prospectus, the Company shall include in such Prospectus the Selling Holder Information that was not included in any previous filed version of the Prospectus. If any Registrable Securities remain issued and outstanding after three years following the initial effective date of such Shelf (the “Initial Shelf Effective Date”), the Company shall either (x) in the case of a Form S-3 Shelf, file prior to the expiration of such Shelf, or (y) otherwise, no less than 90 days prior to the expiration of such Shelf, file a new Shelf covering such Registrable Securities, and shall thereafter use its reasonable best efforts to cause to be declared effective as promptly as practical such new Shelf. The Company shall maintain the effectiveness of the Shelf in accordance with the terms hereof for so long as any Registrable Securities remain issued and outstanding.

(b) Requests for Underwritten Shelf Takedowns. Any one or more Holders of Registrable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that in the case of each such Underwritten Shelf Takedown, such Holder or Holders will be entitled to make such demand only if the proceeds from the sale of Registrable Securities in the offering (before the deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $50 million.

(c) Requests for Non-Underwritten Shelf Takedowns. If a Holder desires to initiate an offering or sale of all or part of such Holder’s Registrable Securities that does not constitute an Underwritten Shelf Takedown (a “Non-Underwritten Shelf Takedown”), such Holder shall so indicate in a written request delivered to the Company no later than two Business Days (or in the event any amendment or supplement to the Shelf is necessary, no later than five Business Days) prior to the expected date of such Non-Underwritten Shelf Takedown, which request shall include (i) the total number of Registrable Securities expected to be offered and sold in such Non-Underwritten Shelf Takedown, (ii) the expected plan of distribution of such Non-Underwritten Shelf Takedown and (iii) the action or actions required (including the timing thereof) in connection with such Non-Underwritten Shelf Takedown (including the delivery of one or more stock or warrant certificates representing Registrable Securities to be sold in such Non-Underwritten Shelf Takedown), and, to the extent necessary, the Company shall file and effect an amendment or supplement to its Shelf for such purpose as soon as practicable; provided, however, that the Company shall not be required to file an amendment or supplement to its Shelf within 30 days of a previous amendment or supplement with respect to a Non-Underwritten Shelf Takedown. For the avoidance of doubt, unless otherwise agreed to by the requesting selling Holder, no other Holder shall have the right to participate in a Non-Underwritten Shelf Takedown.

(d) Demand Notices. All requests (a “Demand”) for Underwritten Shelf Takedowns shall be made by the Holder making such request (the “Demand Holder”) by giving written notice to the Company (the “Demand Notice”). Each Demand Notice shall specify the approximate number of Registrable Securities to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. Within two (2) Business Days after receipt of any Demand Notice, the

Company shall send written notice of such requested Underwritten Shelf Takedown to all other Holders of Registrable Securities (the “Company Notice”) and, subject to the provisions of Section 1(e) below, shall include in such Underwritten Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after sending the Company Notice (except that each Holder shall have two (2) days after receipt of the Company Notice to request inclusion of Registrable Securities in the Underwritten Shelf Takedown in the case of a “bought deal”, “registered direct offering” or “overnight transaction” where no preliminary prospectus is used).

(e) Priority on Underwritten Shelf Takedowns. Subject to the rights of parties to the Existing Registration Rights Agreement, the Company shall not include in any Underwritten Shelf Takedown any securities which are not Registrable Securities without the prior written consent of the Holders of a majority of the Registrable Securities requested to be included in the Underwritten Shelf Takedown. If the managing underwriters for such Underwritten Shelf Takedown advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, Other Securities requested to be included in such Underwritten Shelf Takedown exceeds the number of Registrable Securities and Other Securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Holders of a majority of the Registrable Securities requested to be included in the Underwritten Shelf Takedown, the Company shall include in such Underwritten Shelf Takedown the number of Registrable Securities which can be so sold in the following order of priority: (i) first, the Registrable Securities requested to be included in such Underwritten Shelf Takedown by the Holders, which in the opinion of such underwriter can be sold in an orderly manner within the price range of such offering, pro rata among the respective Holders of such Registrable Securities on the basis of the number of Registrable Securities held by each such Holder, and (ii) second, Other Securities, including Company Held Securities that the Company proposes to register for its own account, requested to be included in such Underwritten Shelf Takedown to the extent permitted hereunder.

(f) Restrictions on Underwritten Shelf Takedowns and Use of Registration Statement.

(i) The Company shall not be obligated to effect more than three (3) Underwritten Shelf Takedowns during any period of twelve (12) consecutive months and shall not be obligated to effect an Underwritten Shelf Takedown within ninety (90) days after the pricing of a previous Underwritten Shelf Takedown; provided, that, if such Underwritten Shelf Takedown is terminated by any stop order, injunction, or other order of the Commission or if the conditions to closing specified in any underwriting agreement or any other agreement entered into in connection with such Underwritten Shelf Takedown are not satisfied, other than by reason of some act or omission by a Holder, such Underwritten Shelf Takedown will be deemed not to have been in effect and will not count as an Underwritten Shelf Takedown for purposes of the limitations in this Section 1(f)(i). Notwithstanding anything herein to the contrary, a registration will not be deemed to have been effected unless (i) it has been declared effective by the Commission or has otherwise become effective under the Securities Act, or (ii) it has been filed with the Commission but abandoned or withdrawn at the request of the Demand Holder prior to effectiveness, other than an abandonment or withdrawal requested because of: (A) the stock price of the Company’s Common Stock falling 15% or more since the delivery of a request for registration (provided that such registration shall be deemed to have been effected, unless the Holders participating in the registration reimburse the Company for Registration Expenses incurred or payable by the Company up until the receipt of notice of an abandonment or withdrawal pursuant to this clause (A) and for the withdrawal of the registration statement), (B) the delivery of a postponement notice by the Company pursuant to the Suspension Period, (C) a material adverse change in the Company’s and its Subsidiaries’ prospects, business, operations, properties, assets, liabilities, financial condition or results of operations, taken as a whole, which became known to the Holders or the public after the delivery of a request for registration pursuant to a Demand, or (D) the discovery of materially adverse, non-public information concerning the Company and its subsidiaries, taken as a whole.

(ii) Upon written notice to the Holders of Registrable Securities, the Company shall be entitled to suspend, for a period of time, the use of any Registration Statement or Prospectus and shall not be required to amend or supplement the Registration Statement, any related Prospectus or any document incorporated therein by reference (1) during any Scheduled Black-Out Period or (2) if the board of directors, chief executive officer or chief financial officer of the Company determines in its reasonable good faith judgment that the Registration Statement or any Prospectus may contain an untrue statement of a material fact or may omit any fact necessary to make the statements in the Registration Statement or Prospectus not misleading (each, a “Suspension Period”) provided, that (A) there are no more than two (2) Suspension Periods in any 12-month period, (B) the total duration of all Suspension Periods in any 12-month period may not exceed 90 days and (C) the Company shall use its good faith efforts to amend the Registration Statement and/or Prospectus to correct such untrue statement or omission as promptly as reasonably practicable unless, the Company determines in good faith that such amendment would reasonably be expected to have a materially detrimental effect on the Company with respect to any proposal or plan of the Company to effect a merger, acquisition, disposition, financing, reorganization, recapitalization or similar transaction or any negotiations, discussions or pending proposals with respect thereto.

(g) Piggyback Registration Rights.

(i) Subject to the rights of parties to the Existing Registration Rights Agreement, in the event that the Company proposes to register any of its Securities or any other equity securities under the Securities Act in connection with an underwritten offering solely for cash (each, a “Piggyback Takedown”), it shall at each such time give prompt written notice (the “Piggyback Notice”) to all Holders of Registrable Securities of its intention to effect such Piggyback Takedown. In the case of a Piggyback Takedown that is an Underwritten Shelf Takedown, such notice shall be sent not less than ten (10) Business Days prior to the expected date of commencement of marketing efforts for such Piggyback Takedown. In the case of a Piggyback Takedown that is an underwritten offering under a Registration Statement that is not a Shelf, such notice shall be given not less than ten (10) Business Days prior to the expected date of filing of such Registration Statement. Upon the written request of any Holder made within seven (7) Business Days after receipt of the Piggyback Notice by such Holder (which request shall specify the number of Registrable Securities intended to be disposed of and the intended method of disposition of such Registrable Securities), subject to the other provisions of this Agreement, the Company shall include in such Piggyback Takedown all Registrable Securities (of the same class of Securities as is proposed to be registered in the Piggyback Takedown) which the Company has been so requested to register; provided that the Company shall only be required to effect such registration with respect to any Holder if the Demand Holder has made a written request of the Company to effect a registration of Registrable Securities in accordance with this sentence. Notwithstanding the foregoing, in the event that the Piggyback Takedown is a “bought deal”, “registered direct offering” or “overnight transaction” where no preliminary prospectus is used, the first two time periods references in this sub-paragraph shall be reduced to five (5) Business Days and the third time period shall be reduced to (2) days. Notwithstanding anything to the contrary contained in this Section 1(g), the Company shall not be required to proceed with any Piggyback Takedown incidental to the registration of any of its securities on Forms S-4 or S-8 (or any similar or successor form providing for the registration of securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock option or other executive or employee benefit or compensation plans) or any other form that would not be available for registration of Registrable Securities.

(ii) Determination Not to Effect Registration. If at any time after giving such Piggyback Notice and prior to the effective date of the registration statement filed in connection with such registration the Company shall decide not to proceed with any Piggyback Takedown, the Company may, at its election, give written notice of such determination to the selling Holders and thereupon the Company shall be relieved of its obligation to proceed with any Piggyback Takedown, without prejudice, however, to the right of the Demand Holder (or any Person to whom a Demand Holder has transferred Registrable Securities) together with the right to participate in the exercise of Demands pursuant to Section 1(d) and/or participate in a Piggyback Takedown, immediately to request that such registration be effected as a registration under Section 1 to the extent permitted thereunder.

(iii) Priority on Primary Piggyback Takedowns. If a Piggyback Takedown is to be a primary underwritten registration on behalf of the Company, and the lead underwriter or managing underwriter advises the Company in writing (with a copy to each Person participating in such Piggyback Takedown) that, in such firm’s good faith view, the number of Other Securities and Registrable Securities requested to be included in such Piggyback Takedown exceeds the number which can be sold in such offering without being likely to have an adverse effect upon the price, timing, marketing or distribution of the offering and sale of the Other Securities and Registrable Securities then contemplated, the Company shall include in such Piggyback Takedown the number of Registrable Securities which can be sold in the following order of priority: (a) first, all Company Held Securities; (b) second, the Registrable Securities requested to be included in such Piggyback Takedown pursuant to this Section 1(g) and the terms of any other registration rights agreement to which the Company is a party that can be sold without having the adverse effect referred to above, pro rata among the respective Holders of such Registrable Securities on the basis of the number of Registrable Securities held by such Holder; and (c) third, Other Securities requested to be included in such Piggyback Takedown pursuant to this Section 1(g) and the terms of any other registration rights agreement to which the Company is a party that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such Other Securities owned by the Persons requesting to be included in such Piggyback Takedown.

(iv) Priority in Secondary Piggyback Takedowns. If a Piggyback Takedown is to be an underwritten registration other than on behalf of the Company, and the lead underwriter or managing underwriter advises the Persons participating in such Piggyback Takedown (with a copy to the Company) that, in such firm’s good faith view, the number of Registrable Securities and Other Securities requested to be included in such Piggyback Takedown exceeds the number which can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Registrable Securities and Other Securities then contemplated, the Company shall include in such Piggyback Takedown the number of Registrable Securities which can be sold in the following order of priority: (A) first, the Registrable Securities requested to be included in such Piggyback Takedown by the Holders, which in the opinion of the managing underwriter can be sold in an orderly manner within the price range of such Piggyback Takedown, pro rata among the respective Holders of such Registrable Securities on the basis of the total number of Registrable Securities held by each such Holder; (B) second, Other Securities (other than Company Held Securities) that are requested to be included in such Piggyback Takedown pursuant to this Section 1(g) and the terms of any other registration rights agreement to which the Company is a party that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such Other Securities owned by the Persons seeking to be included in such Piggyback Takedown; and (C) third, Company Held Securities.

(h) Selection of Underwriters. The Holders of a majority of the Registrable Securities requested to be included in an Underwritten Shelf Takedown shall have the right to select the investment banker(s) and manager(s) to administer the offering (which shall consist of one or more reputable, nationally recognized investment banks), subject to the Company’s approval, which shall not be unreasonably withheld, conditioned or delayed.

(i) Automatic Shelf Registration. If, at any time after the filing of an Automatic Shelf Registration Statement by the Company, the Automatic Shelf Registration Statement becomes unuseable by the Holders to sell their Registrable Securities because the Company was but is no longer a Well Known Seasoned Issuer (the “Determination Date”), the Company shall, within 10 Business Days after such Determination Date, (A) give written notice thereof to all of the Holders and (B) file a Registration Statement on an appropriate form (or a post-effective amendment converting the Automatic Shelf Registration Statement to an appropriate form) covering all of the Registrable Securities, and use its reasonable best efforts to have such Registration Statement declared effective as promptly as practicable after the date the Automatic Shelf Registration Statement is no longer useable by the Holders to sell their Registrable Securities. If, following the Determination Date, the Company is required hereunder to file an additional Registration Statement or amendment thereto, and the Company has resumed its status as a Well Known Seasoned Issuer, the Company shall use an Automatic Shelf Registration Statement to register the sale of all of the Registrable Securities in accordance with the terms of this Agreement. The Company shall use its commercially reasonable efforts to file such Automatic Shelf Registration Statement as promptly as practicable and to cause such Automatic Shelf Registration Statement to remain effective thereafter until the date on which all Registrable Securities have been sold pursuant to the Automatic

Shelf Registration Statement or have otherwise ceased to be Registrable Securities. The Company shall give written notice of filing such Automatic Shelf Registration Statement to all of the Holders as promptly as practicable thereafter.

(j) Other Registration Rights. The Company shall not grant to any Person the right (other than as set forth herein and except with respect to registrations on Form S-8 and with respect to registrations on Form S-4 (or any successor forms thereto)), to request the Company to register any securities of the Company, except such rights that do not adversely affect the rights or priorities of the Holders of Registrable Securities set forth herein.

Section 2. Holdback Agreements.

(a) Holders of Registrable Securities. In connection with any Underwritten Shelf Takedown or other underwritten public offering of equity securities by the Company (a “Company Underwritten Offering”), if requested by the managing underwriter for such offering, each Holder who Beneficially Owns 5% or more of the outstanding Common Stock and any other Holder participating in such offering agrees to enter into a lock-up agreement containing customary restrictions on transfers of equity securities of the Company (except with respect to such securities as are proposed to be offered pursuant to the Underwritten Shelf Takedown or underwritten public equity offering) or any securities convertible into or exchangeable or exercisable for such securities, without the prior written consent from the Company, during a period specified by the managing underwriter not to exceed seven days prior to and not to exceed 90 days following the date of pricing of such Underwritten Shelf Takedown (subject to extension in connection with any earnings release or other release of material information pursuant to FINRA Rule 2711(f) to the extent applicable) (the “Lock-Up Period”); provided, that the Holders shall not be subject to the provisions hereof unless the Company’s directors and executive officers shall have signed, and Holders who Beneficially Own 5% or more of the outstanding Common Stock and any other Holders participating in such offering shall have been requested by the managing underwriter to sign lock-up agreements containing substantially similar terms and if any such Person shall be subject to a shorter lock-up period, receives more advantageous terms relating to the Lock-Up Period or receives a waiver of its lock-up period from the Company or an underwriter, then the Lock-Up Period shall be such shorter period, on such more advantageous terms and shall receive the benefit of such waiver; provided, further, that nothing herein will prevent (i)(a) any Holder that is a partnership, limited liability company, corporation, trust or similar Person from making a distribution of Registrable Securities to its partners, members, stockholders, beneficiaries or similar Persons, (b) the transfer by a Holder that is an investment advisor managing a separately managed account to the owner of the separately managed account, or (c) a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the restrictions set forth in this Section 2(a), (ii) the exercise, exchange or conversion of any security exercisable or exchangeable for, or convertible into, Common Stock, provided the Common Stock issued upon such exercise or conversion shall be subject to the restrictions set forth in this Section 2(a), or (iii) any Holder from continuing market-making or other trading activities as a broker-dealer in the ordinary course of business; provided, further, that there shall be a period of at least 30 days between the end of any Lock-Up Period and the pricing date of any subsequent Company Underwritten Offering. If requested by the managing underwriter, each Holder agrees to execute a lock-up agreement in favor of the Company’s underwriters to such effect and, in any event, that the Company’s underwriters in any relevant Underwritten Shelf Takedown shall be third party beneficiaries of this Section 2(a). The provisions of this Section 2(a) will no longer apply to a Holder once such Holder ceases to hold Registrable Securities.

(b) The Company. In connection with any Underwritten Shelf Takedown by a Holder pursuant to this Agreement, if requested by the managing underwriter for such offering, the Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities (except pursuant to registrations on Form S-8 or Form S-4 under the Securities Act or any similar or successor form providing for the registration of securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock option or other executive or employee benefit or compensation plans), during a period specified by the managing underwriter not to exceed seven days prior to and not to exceed 90 days following the date of pricing of such Underwritten Shelf Takedown (subject to extension in connection with any earnings release or other release of material information pursuant to FINRA Rule 2711(f) to the extent applicable) (the “Company Lock-Up Period”); provided, further that there shall be a period of at least 30 days between the end of any Company Lock-Up Period and the pricing date of any subsequent Underwritten Shelf Takedown.

Section 3. Company Undertakings. Whenever Registrable Securities are registered pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities as soon as reasonably practicable in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(a) before filing a Registration Statement or Prospectus, any amendments or supplements thereto or any Issuer Free Writing Prospectus, at the Company’s expense, furnish to counsel to the Holders copies of all such documents, other than documents that are incorporated by reference, proposed to be filed and such other documents reasonably requested by the Holders and provide a reasonable opportunity for review and comment on such documents by counsel to the Holders;

(b) use its commercially reasonable efforts to become a Well Known Seasoned Issuer (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) prior to five years after the Closing Date, and to remain a Well Known Seasoned Issuer thereafter;

(c) notify each Holder of Registrable Securities of the effectiveness of each Registration Statement and prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until the date on which all Registrable Securities have been sold pursuant to the Registration Statement or have otherwise ceased to be Registrable, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(d) refrain from naming any Holder as an underwriter in a registration statement, without first obtaining such Holder’s written consent;

(e) furnish to each seller of Registrable Securities, and the managing underwriters (if any), without charge, such number of copies of the applicable Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus, final Prospectus, and any other Prospectus (including any Prospectus filed under Rule 424, Rule 430A or Rule 430B promulgated under the Securities Act and any Issuer Free Writing Prospectus)), all exhibits and other documents filed therewith and such other documents as such seller or such managing underwriters (if any) may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller, and upon request, a copy of any and all transmittal letters or other correspondence to or received from, the Commission or any other governmental authority relating to such offer;

(f) (i) register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, (ii) keep such registration or qualification in effect for so long as the applicable Registration Statement remains in effect, and (iii) use its commercially reasonable efforts to do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction);

(g) notify each seller of such Registrable Securities, counsel to the Holders and the managing underwriters (if any) (i) at any time when a Prospectus relating to the applicable Registration Statement is required to be delivered under the Securities Act, (A) promptly upon discovery that, or upon the happening of any event as a result of which, such Registration Statement, or the Prospectus or Free Writing Prospectus relating to such Registration Statement, or any document incorporated or deemed to be incorporated therein by reference contains an untrue statement of a material fact or omits any fact necessary to make the statements in the Registration Statement or the Prospectus or Free Writing Prospectus relating thereto not misleading or otherwise requires the making of any changes in such Registration Statement, Prospectus, Free Writing Prospectus or document, and, at the request of any such seller and subject to Section 1(e)(ii) hereof, the Company shall promptly prepare a supplement or amendment to such Prospectus or Free Writing Prospectus, furnish a reasonable number of copies of such supplement or amendment to each seller of such Registrable Securities, counsel to the Holders and the managing underwriters (if any) and file such supplement or amendment with the Commission so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus or Free Writing Prospectus as so amended or supplemented shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading, (B) promptly if the Company becomes aware of any request by the Commission or any Federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or Free Writing Prospectus covering Registrable Securities or for additional information relating thereto, (C) promptly if the Company becomes aware of the issuance or threatened issuance by the Commission of any stop order suspending or threatening to suspend the effectiveness of a Registration Statement covering the Registrable Securities (and use its commercially reasonable efforts to obtain the lifting of any such stop order as soon as reasonably practicable) or (D) promptly upon the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any Registrable Security for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (ii) when each such Registration Statement or any amendment thereto has been filed with the Commission and when each Registration Statement or the related Prospectus or Free Writing Prospectus or any Prospectus Supplement or any post-effective amendment thereto has become effective;

(h) use its commercially reasonable efforts to cause all such Registrable Securities (i) if the Registrable Securities are then listed on a securities exchange, to continue to be so listed, (ii) if the Registrable Securities are not then listed on a securities exchange, to, as promptly as practicable be listed on the NYSE or NASDAQ (or any other national securities exchange), and (iii) to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of the Registrable Securities;

(i) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities no later than the effective date of the applicable Registration Statement;

(j) enter into and perform under such customary agreements (including underwriting agreements in customary form, including customary representations and warranties and provisions with respect to indemnification and contribution) and take such other actions as may be reasonably requested by the selling Holders or the managing underwriter, if any, to complete the offer for sale or disposition of the Registrable Securities;

(k) (A) subject to each selling Holder to whom a “comfort” letter is addressed providing a customary representation letter to the independent registered public accounting firm of the Company (if so requested) in form and substance reasonably satisfactory to such accountants, use its commercially reasonable efforts to obtain customary “comfort” letters from such accountants (to the extent deliverable in accordance with their professional standards) addressed to such selling Holder (to the extent consistent with Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accountants) and the managing underwriter, if any, in customary form and covering matters of the type customarily covered in “comfort” letters in connection with underwritten offerings; (B) use its commercially reasonable efforts to obtain opinions of counsel to the Company (such counsel being reasonably satisfactory to the managing underwriter, if any) and updates thereof covering matters customarily covered in opinions of counsel in connection with underwritten offerings, addressed to each selling Holder and the managing underwriter, if any, provided, that the delivery of any “10b-5 statement” may be conditioned on the prior or concurrent delivery of a “comfort” letter pursuant to subsection (A) above; and (C) provide officers’ certificates and other customary closing documents customarily delivered in connection with underwritten offerings and reasonably requested by the managing underwriter, if any; provided, that the Company shall only be required to comply with this clause (k) in connection with an Underwritten Shelf Takedown or Piggyback Takedown;

(l) provide reasonable cooperation, including causing appropriate officers to attend and participate in “road shows” and other informational meetings organized by the underwriters, if any, (provided that such cooperation does not unreasonably interfere with the operation of the business of the Company) with all out-of-pocket costs and expenses incurred by the Company or such officers in connection with such attendance to be paid by the Company;

(m) upon reasonable notice and during normal business hours, make available for inspection and copying by any Holder of Registrable Securities, counsel to the Holders, any underwriter participating in any disposition pursuant to a Registration Statement or Underwritten Shelf Takedown, and any underwriter’s counsel, as applicable, all financial and other records and pertinent corporate documents of the Company that are reasonably requested, and cause the Company’s officers, directors, employees and independent accountants to supply all information and participate in any due diligence sessions reasonably requested by any such Holder, counsel to the Holders, underwriter or underwriter’s counsel in connection with such Registration Statement or Underwritten Shelf Takedown, as applicable;

(n) permit any Holder of Registrable Securities, counsel to the Holders, any underwriter participating in any disposition pursuant to a Registration Statement, and any other attorney, accountant or other agent retained by such Holder of Registrable Securities or underwriter, to participate (including, but not limited to, reviewing, commenting on and attending all meetings) in the preparation of such Registration Statement and any Prospectus Supplements relating to a Underwritten Shelf Takedown, if applicable;

(o) in the event of the issuance or threatened issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, the Company shall use its reasonable best efforts promptly to (i) prevent the issuance of any such stop order, and in the event of such issuance, to obtain the withdrawal of such order and (ii) obtain the withdrawal of any order suspending or preventing the use of any related Prospectus or Free Writing Prospectus or suspending qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction at the earliest practicable date;

(p) with respect to each Free Writing Prospectus or other materials to be included in the Disclosure Package, ensure that no Registrable Securities be sold “by means of” (as defined in Rule 159A(b) promulgated under the Securities Act) such Free Writing Prospectus or other materials without the prior written consent of the Holders of a majority of the Registrable Securities that are being sold pursuant to such Free Writing Prospectus, which Free Writing Prospectuses or other materials shall be subject to the review of counsel to the Holders; provided, however, the Company shall not be responsible or liable for any breach by a Holder that has not obtained the prior written consent of the Company pursuant to Section 11(o);

(q) provide a CUSIP number for the Registrable Securities prior to the effective date of the first Registration Statement including Registrable Securities;

(r) promptly notify in writing the Holders, the sales or placement agent, if any, therefor and the managing underwriters (if any) of the securities being sold, (i) when such Registration Statement or related Prospectus or Free Writing Prospectus or any Prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to any such Registration Statement or any post-effective amendment, when the same has become effective and (ii) of any written comments by the Commission and by the blue sky or securities commissioner or regulator of any state with respect thereto;

(s) (i) prepare and file with the Commission such amendments and supplements to each Registration Statement as may be necessary to comply with the provisions of the Securities Act, including post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable time period required hereunder and if applicable, file any Registration Statements pursuant to Rule 462(b) promulgated under the Securities Act; (ii) cause the related Prospectus to be supplemented by any required Prospectus Supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; (iii) comply with the provisions of the Securities Act and the Exchange Act and any applicable securities exchange or other recognized trading market with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented; and (iv) provide additional information related to each Registration Statement as requested by, and obtain any required approval necessary from, the Commission or any Federal or state governmental authority;

(t) provide officers’ certificates and other customary closing documents;

(u) cooperate with each Holder of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and underwriters’ counsel in connection with any filings required to be made with FINRA;

(v) within the deadlines specified by the Securities Act, make all required filing fee payments in respect of any Registration Statement or Prospectus used under this Agreement (and any offering covered thereby);

(w) if requested by any participating Holder of Registrable Securities or the managing underwriters (if any), promptly include in a Prospectus Supplement, Free Writing Prospectus or amendment such information as the Holder or managing underwriters (if any) may reasonably request relating to the intended method of distribution of such securities, and make all required filings of such Prospectus Supplement, Free Writing Prospectus or amendment as soon as reasonably practicable after the Company has received such request;

(x) in the case of certificated Registrable Securities, if any, cooperate with the participating Holders of Registrable Securities and the managing underwriters (if any) to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations satisfactory to the Company from each participating Holder that the Registrable Securities represented by the certificates so delivered by such Holder will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the Holders or managing underwriters (if any) may reasonably request at least two Business Days prior to any sale of Registrable Securities; and use its reasonable best efforts to take all other actions necessary to effect the registration and sale of the Registrable Securities contemplated hereby; and

(y) use its reasonable best efforts to take all other actions necessary or customarily taken by issuers to effect the registration of and its commercially reasonable efforts to take all other actions necessary to effect the sale of, the Registrable Securities contemplated hereby.

Section 4. Registration Expenses. All Registration Expenses shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered shall be borne by the Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities sold.

Section 5. Indemnification; Contribution.

(a) The Company agrees to indemnify and hold harmless each Holder of Registrable Securities, the Affiliates, directors, officers, employees, members, managers and agents of each such Holder and each Person who controls any such Holder within the meaning of either the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, expenses and actions to which they or any of them may become subject insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement as originally filed or in any amendment thereof, or the Disclosure Package, or any preliminary, final or summary Prospectus or Free Writing Prospectus included in any such Registration Statement, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Disclosure Package, or any preliminary, final or summary Prospectus or Free Writing Prospectus included in any such Registration Statement (in light of the circumstances under which they were made) not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, expense or action (whether or not the indemnified party is a party to any proceeding); provided, however, that the Company will not be liable in any case to the extent that any such loss, claim, damage, liability or expense arises (i) out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any such Holder specifically for inclusion therein including, without limitation, any notice and questionnaire, or (ii) out of sales of Registrable Securities made during a Suspension Period after notice is given pursuant to Section 1(f)(ii) hereof. This indemnity clause will be in addition to any liability which the Company may otherwise have.

(b) Each Holder severally (and not jointly) agrees to indemnify and hold harmless the Company and each of its Affiliates, directors, employees, members, managers and agents and each Person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages or liabilities to which they or any of them may become subject insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement as originally filed or in any amendment thereof, or in the Disclosure Package or any Holder Free Writing Prospectus, preliminary, final or summary Prospectus included in any such Registration Statement, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Disclosure Package, or any preliminary, final or summary Prospectus or Free Writing Prospectus included in any such Registration Statement, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that any such untrue statement or alleged untrue statement or omission or alleged omission is contained in any written information relating to such Holder furnished to the Company by or on behalf of such Holder specifically for inclusion therein, including, without limitation, any notice and questionnaire; provided, however, that the total amount to be indemnified by such Holder pursuant to this Section 5(b) shall be limited to the net proceeds (after deducting underwriters’ discounts and commissions) received by such Holder in the offering to which such Registration Statement, Disclosure Package, Prospectus or Holder Free Writing Prospectus relates. This indemnity clause will be in addition to any liability which any such Holder may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section 5 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 5, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above except to the extent such action and such failure materially prejudices the indemnifying party; and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, except as provided in the next sentence, after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the indemnifying party’s rights in the prior sentence, the indemnified party shall have the right to employ its own counsel (and one local counsel), but the indemnified party shall bear the reasonable fees, costs and expenses of such separate counsel unless (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would be inappropriate due to a conflict of interest in the reasonable judgment of the indemnified party; (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party; (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action; or (iv) the indemnifying party shall authorize the indemnified party in writing to employ separate counsel at the expense of the indemnifying party. No indemnifying party shall, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general circumstances or allegations, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties unless the use of only one firm of attorneys would be inappropriate due to a conflict of interest in the reasonable judgment of the indemnified party. An indemnifying party shall not be liable under this Section 5 to any indemnified party regarding any settlement or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent is consented to in writing by such indemnifying party, which consent shall not be unreasonably withheld or delayed. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement or compromise if any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement or compromise (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding, (ii) does not involve the imposition of equitable remedies or the imposition of any obligations on such indemnified party, and does not otherwise adversely affect such indemnified party, other than as a result of the imposition of financial obligations for which such indemnified party will be indemnified hereunder and (iii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) In the event that the indemnity provided in Section 5(a) or Section 5(b) above is held by a court of competent jurisdiction to be unavailable to or insufficient to hold harmless an indemnified party with respect to any loss, claim, damage, liability, expense or action referred to herein, then each applicable indemnifying party agrees to contribute to the aggregate losses, claims, damages and liabilities (including, without limitation, legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively, “Losses”) to which such indemnifying party may be subject in such proportion as is appropriate to reflect the relative benefits received from the offering of the Securities, as applicable, and relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefit received by the Company shall be deemed to be equal to the total value received or proposed to be received (after deducting expenses) by the Company pursuant to the sale of Securities in an offering, if any. The relative benefit received by the Holders shall be deemed to be equal to the total value received or proposed to be received (after deducting expenses) by the Holders of Securities in an offering, if any. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party on the one hand or the indemnified party on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation (even if the Holders of Registrable Securities or any agents or underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 5(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 5(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), no Person guilty of fraud or fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraud or fraudulent misrepresentation. For purposes of this Section 5, each Person who controls any Holder of Registrable Securities, agent or underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of any such Holder, agent or underwriter shall have the same rights to contribution as such Holder, agent or underwriter, and each Person who controls the Company within the meaning of either the Securities Act or the Exchange Act and each officer and director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 5(d).

(e) The provisions of this Section 5 will remain in full force and effect, regardless of any investigation made by or on behalf of any Holder of Registrable Securities or the Company or any of the officers, directors or controlling Persons referred to in this Section 5, and will survive the transfer of Registrable Securities.

Section 6. Participation in Underwritten Offering/Sale of Registrable Securities.

(a) It shall be a condition precedent to the obligations of the Company to include Registrable Securities of any Holder in any Registration Statement or Prospectus, as the case may be, that such Holder shall timely furnish to the Company (as a condition precedent to such Holder’s participation in such registration) its Selling Holder Information in accordance with the terms hereof. Each selling Holder shall timely provide the Company with such information as may be reasonably requested to enable the Company to prepare a supplement or post-effective amendment to any Shelf Registration or a supplement to any Prospectus relating to such Shelf Registration.

(b) No Person may participate in any underwritten offering hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements in customary form entered into pursuant to this Agreement and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

(c) Each Person that has securities registered on a Registration Statement filed hereunder agrees that, upon receipt of any notice contemplated in Section 1(f)(ii), such Person will forthwith discontinue the disposition of its Registrable Securities pursuant to the applicable Registration Statement.

Section 7. Private Sale and Legends. (a) Except as provided in Section 2, the Company agrees that nothing in this Agreement shall prohibit the Holders, at any time and from time to time, from selling or otherwise transferring Registrable Securities pursuant to a private sale or other transaction which is not registered pursuant to the Securities Act.

(b) At the request of a Holder and to the extent the Registrable Securities are subject to a restrictive legend, whether such securities are certificated or held in book-entry form, the Company shall remove from each certificate evidencing Registrable Securities, any legend if the Company is reasonably satisfied (based upon an opinion of counsel or, in the case of a Holder that is not an Affiliate of the Company proposing to transfer such securities pursuant to Rule 144(b)(1) of the Securities Act, other evidence) that the securities evidenced thereby may be publicly sold without registration under the Securities Act.

(c) If any Holder seeks to effect an in-kind distribution of all or part of its Registrable Securities to its direct or indirect equityholders, the Company will, subject to applicable laws, cooperate in good faith with such Holder and the Company’s transfer agent to effect such in-kind distribution in a manner reasonable requested by the Holder.

Section 8. Rule 144 and Rule 144A; Other Exemptions. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company covenants that it will (i) use its reasonable best efforts to file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder and (ii) make available information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (x) Rule 144 and Rule 144A promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rules may be amended from time to time or (y) any other rules or regulations now existing or hereafter adopted by the Commission.

Section 9. Transfer of Registration Rights. The rights of a Holder hereunder may be transferred, assigned, or otherwise conveyed on a pro rata basis in connection with any transfer, assignment, or other conveyance of Registrable Securities to any transferee or assignee; provided that all of the following additional conditions are satisfied: (a) such transferee or assignee, together with its Affiliates, will Beneficially Own Common Stock representing at least 5% of the then outstanding Securities (measured on an as-converted/exercised basis); (b) such transfer or assignment is effected in accordance with applicable securities laws; (c) such transferee or assignee agrees in writing to become subject to the terms of this Agreement by delivering to the Company a duly executed joinder agreement in the form attached hereto as Exhibit B; and (d) the Company is given written notice by such Holder of such transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such rights are being transferred or assigned. Promptly following receipt by the Company of such written notice, the Company shall make any necessary filing to name transferee or assignee as a selling shareholder in any Registration Statement.

Section 10. Amendment, Modification and Waivers; Further Assurances.

(a) Amendment. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given, without the written consent of the Company and the Holders holding at least fifty percent (50%) of the Registrable Securities then issued and outstanding; provided that in the event that such amendment, modification, supplement, waiver or consent would treat a Holder or group of Holders in a manner different from any other Holders, then such amendment or waiver will require the consent of such Holder or the Holders of a majority of the Registrable Securities of such group adversely treated.

(b) Effect of Waiver. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure of any party to enforce any provision hereof operate or be construed as a waiver of such provision or of any other provision hereof and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

(c) Further Assurances. Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

Section 11. Miscellaneous; Remedies; Specific Performance.

(a) Specific Performance. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this

Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for, and obtain from any such court, specific performance and/or injunctive relief (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement and shall not be required to prove irreparable injury to such party or that such party does not have an adequate remedy at law with respect to any breach of this Agreement (each of which elements the parties admit). The parties hereto further agree and acknowledge that each and every obligation applicable to it contained in this Agreement shall be specifically enforceable against it and hereby waives and agrees not to assert any defenses against an action for specific performance of their respective obligations hereunder. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies available under this Agreement or otherwise.

(b) Successors and Assigns. Except as provided in Sections 7 and 9, neither this Agreement nor any right, remedy, obligation nor liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the other parties, and any attempt to assign any right, remedy, obligation or liability hereunder without such consent shall be void, except an assignment by any Holder, in the case of a merger or consolidation where such party is not the surviving entity, or a sale of substantially all of its assets, to the entity that is the survivor of such merger or consolidation or the purchaser in such sale.

(c) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without prohibiting or invalidating the remainder of this Agreement.

(d) Existing Registration Rights Agreement. Nothing in this Agreement is intended to, and the provisions of this Agreement shall be interpreted and applied so as not to, adversely affect the rights and priorities of the holders of securities under the Existing Registration Rights Agreement.

(e) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

(f) Descriptive Headings; Interpretation; No Strict Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs shall include the plural and vice versa. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The words “include,” “includes” or “including” in this Agreement shall be deemed to be followed by “without limitation.” The use of the words “or,” “either” or “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor thereto in effect at the time. All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successors thereto from time to time.

(g) Governing Law. This Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) to the extent such rules or provisions would cause the application of the laws of any jurisdiction other than the State of New York.

(h) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (a) delivered personally to the recipient, (b) telecopied or sent by facsimile to the recipient, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the Company at the address set forth below and to any Holder of Registrable Securities at the address set forth on the signature page hereto, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. The Company’s address is:

[—]

with copies (which shall not constitute notice) to:

[—]

If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

(i) Delivery by Facsimile. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or, thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

(j) Waiver of Jury Trial. Each of the parties to this Agreement hereby agrees to waive its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract claims, tort claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into this Agreement, that each has already relied on this waiver in entering into this Agreement, and that each will continue to rely on this waiver in their related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 12(j) AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

(k) Arm’s-Length Agreement. Each of the parties to this Agreement agrees and acknowledges that this Agreement has been negotiated in good faith, at arm’s length, and not by any means prohibited by law.

(l) Sophisticated Parties; Advice of Counsel. Each of the parties to this Agreement specifically acknowledges that (i) it is a knowledgeable, informed, sophisticated Person capable of understanding and evaluating the provisions set forth in this Agreement and (ii) it has been fully advised and represented by legal counsel of its own independent selection and has relied wholly upon its independent judgment and the advice of such counsel in negotiating and entering into this Agreement.

(m) Entire Agreement. This Agreement, together with the schedules and exhibits attached hereto, and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(n) Attorneys’ Fees. In the event of litigation or other proceedings in connection with or related to this Agreement, the prevailing party in such litigation or proceeding shall be entitled to reimbursement from the opposing party of all reasonable expenses, including, without limitation, reasonable attorneys’ fees and expenses of investigation in connection with such litigation or proceeding.

(o) Free Writing Prospectus Consent. No Holder shall use a Holder Free Writing Prospectus without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(p) No Required Sale. Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement.

(q) Termination. The obligations of the Company and of any Holder, other than those obligations contained in Section 5, shall terminate with respect to the Company and such Holder as soon as such Holder no longer holds any Registrable Securities.

(r) No Third-Party Beneficiaries or Other Right. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder or any remedies hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto; provided, however, that the Affiliates, directors, officers, employees, members, managers and agents of each indemnified party and each Person who controls any such indemnified party within the meaning of either the Securities Act or the Exchange Act are intended third-party beneficiaries of Section 5 and shall have the right, power, and authority to enforce the provisions thereof as though they were a party hereto.

Section 12. Definitions.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person.

“Agreement” has the meaning specified in the first paragraph hereof.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Beneficial Ownership” and terms of similar import shall be as defined under and determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

“Commission” means the United States Securities and Exchange Commission or any successor governmental agency.

“Common Stock” has the meaning specified in the recitals.

“Company” has the meaning specified in the first paragraph hereof.

“Company Held Securities” means Other Securities sought to be included in a registration for the Company’s account.

“Company Lock-Up Period” has the meaning specified in Section 2(b).

“Company Notice” has the meaning specified in Section 1(d).

“Company Underwritten Offering” has the meaning specified in Section 2(a).

“control” (including the terms “controlling,” “controlled by” and “under common control with”) means, unless otherwise noted, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract, or otherwise.

“Demand” has the meaning specified in Section 1(d).

“Demand Holder” has the meaning specified in Section 1(d).

“Demand Notice” has the meaning specified in Section 1(d).

“Determination Date” has the meaning specified in Section 1(i).

“Disclosure Package” means, with respect to any offering of securities, (i) the preliminary prospectus, (ii) each Free Writing Prospectus and (iii) all other information, in each case, that is deemed, under Rule 159 promulgated under the Securities Act, to have been conveyed to purchasers of securities at the time of sale of such securities (including a contract of sale).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Existing Registration Rights Agreement” means the Registration Rights Agreement, dated August 6, 2012, among Knight Capital Group, Inc. and the purchasers of Series A Perpetual Convertible Preferred Stock, as such agreement is in effect on December 18, 2012.

“Filing Date” has the meaning specified in Section 1.1(a).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1” means such form under the Securities Act, as amended from time to time by the Commission.

“Form S-3” means such form under the Securities Act, as amended from time to time by the Commission.

“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 promulgated under the Securities Act.

“GETCO” has the meaning specified in the recitals.

“Holder” and “Holders” have the meanings specified in the first paragraph hereof.

“Holder Free Writing Prospectus” means each Free Writing Prospectus prepared by or on behalf of the relevant Holder or used or referred to by such Holder in connection with the offering of Registrable Securities.

“Initial Questionnaire Date” has the meaning specified in Section 1(a).

“Initial Shelf Effective Date” has the meaning specified in Section 1(a).

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” under Rule 433 promulgated under the Securities Act.

“Lock-Up Period” has the meaning specified in Section 2(a).

“Losses” has the meaning specified in Section 5(d).

“Merger Agreement” has the meaning specified in the recitals.

“Mergers” has the meaning set forth in the recitals.

“NASDAQ” means The NASDAQ Stock Market.

“Non-Underwritten Shelf Takedown” has the meaning specified in Section 1(c).

“NYSE” means the New York Stock Exchange.

“Other Securities” means securities of the Company sought to be included in a registration other than Registrable Securities.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental entity or any department, agency or political subdivision thereof or any other entity.

“Piggyback Notice” has the meaning specified in Section 1(g)(i).

“Piggyback Takedown” has the meaning specified in Section 1(g)(i).

“Prospectus” means the prospectus used in connection with a Registration Statement and any amendments or supplements thereto.

“Prospectus Supplement” mean any supplement to any Prospectus used in connection with a Registration Statement.

“Registrable Securities” means, at any time, (i) the Securities and (ii) any shares of Common Stock issued upon the conversion, exercise or exchange, as applicable, of any other securities and/or interests issued pursuant to the exercise of any securities paid, issued or distributed in respect of any such Common Stock by way of stock dividend, stock split or distribution, or in connection with a combination of shares, recapitalization, reorganization, merger or consolidation, or otherwise and excluding shares of Common Stock acquired after the Closing Date; provided, however, that, as to any Registrable Securities, such securities shall cease to constitute Registrable Securities upon the earliest to occur of: (w) the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act; (x) the date on which such securities are disposed of pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act; (y) with respect to the Registrable Securities held by any Holder, any time that such Holder, together with its Affiliates, Beneficially Owns Registrable Securities representing less than 5% of the then outstanding Securities (as measured on an as converted basis) and is permitted to sell such Registrable Securities under Rule 144(b)(1); and (z) the date on which such securities cease to be outstanding. For the purposes of this Agreement, a Holder shall be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitation upon the exercise of such right), whether or not such acquisition has been effected.

“Registration Expenses” means all expenses (other than underwriting discounts and commissions) arising from or incident to the registration of Registrable Securities in compliance with this Agreement, including, without limitation, (i) Commission, stock exchange, FINRA and other registration and filing fees, (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including, without limitation, fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits or “comfort” letters required in connection with or incident to any registration), (v) the fees and expenses incurred in connection with the listing of the Registrable Securities on the NYSE or NASDAQ (or any other national securities exchange) or the quotation of Registrable Securities on any inter-dealer quotation system, (vi) the fees and expenses incurred by the Company in connection with any road show for underwritten offerings and (vii) reasonable fees, charges and disbursements of counsel to the Holders, including, for the avoidance of doubt, any expenses of counsel to the Holders in connection with the filing or amendment of any Registration Statement, Prospectus or Free Writing Prospectus hereunder; provided that Registration Expenses shall only include the fees and expenses of one counsel to the Holders (and one local counsel per jurisdiction) with respect to any offering.

“Registration Statement” means any registration statement filed hereunder.

“Scheduled Black-out Period” means the period from and including the fifteenth calendar day preceding the last day of a fiscal quarter of the Company to and ending at the start of the second Business Day after the day on which the Company publicly releases its earnings for such fiscal quarter.

“Securities” has the meaning specified in the recitals.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Selling Expenses” means the underwriting fees, discounts, selling commissions and stock transfer taxes applicable to all Registrable Securities registered by the Holders and legal expenses not included within the definition of Registration Expenses.

“Selling Holder Information” has the meaning specified in Section 1(a).

“Shelf” has the meaning specified in Section 1(a).

“Shelf Registration Statement” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Suspension Period” has the meaning specified in Section 1(f)(ii).

“Underwritten Shelf Takedown” has the meaning specified in Section 1(b).

“Warrants” has the meaning specified in the recitals.

“Warrant Agreement” has the meaning specified in the recitals.

“Well Known Seasoned Issuer” means a “well known seasoned issuer” under Rule 405 promulgated under the Securities Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

[NEWCO]

By:
Name:
Title:

STEPHEN SCHULER

By:
Name:
Title:

Address for Notices:
[—]

Facsimile:
Attention:

DANIEL TIERNEY

By:
Name:
Title:

Address for Notices:
[—]

Facsimile:
Attention:

GA-GTCO INTERHOLDCO, LLC

By:
Name:
Title:

Address for Notices:
[—]

Facsimile:
Attention:

EXECUTION VERSION

EXHIBIT A

FORM OF NOTICE AND ELIGIBLE HOLDER INFORMATION QUESTIONNAIRE

The undersigned beneficial owner of securities of [NEWCO], a Delaware corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “SEC”) one or more registration statements (collectively, the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of [—], 2013 (the “Effective Date”), by and among the Company and each of the other Persons signatory thereto. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus, as the case may be. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as an Eligible Holder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Eligible Holder”) of Registrable Securities hereby elects to include some or all of the Registrable Securities owned by it in the Registration Statement. In order to sell or otherwise dispose of any Registrable Securities pursuant to the Registration Statement, a beneficial owner of Registrable Securities generally will be required to be named as a selling securityholder in the related prospectus and deliver a prospectus to each purchaser of Registrable Securities.

If you wish to include Registrable Securities beneficially owned by you in the Registration Statement (or a supplement or amendment thereto), you must complete, sign and deliver this Notice of Registration Statement and Eligible Holder Information Questionnaire (“Notice and Questionnaire”) to the Company at the address set forth herein on or prior to 5:00 pm New York Time on [—], 201[—] (the “Initial Questionnaire Date”). If you do not manage to deliver the Notice and Questionnaire by the Initial Questionnaire Date, you may deliver the Notice and Questionnaire by 5:00 pm New York Time on [—], 201[—] for inclusion of the Registrable Securities beneficially owned by you in a Prospectus Supplement to be filed on [—], 201[—].

COMPLETED NOTICE AND QUESTIONNAIRE

PLEASE SEND BY PDF A COPY OF THE COMPLETED AND

EXECUTED NOTICE AND QUESTIONNAIRE TO: [—] WITH A COPY TO: [—].

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name and Security Ownership

(a)	Full legal name of each registered holder of Registrable Securities and number of Registrable Securities held:

Name	Number of Registrable Securities

(b)	Full legal name of each registered holder of any other securities of the Company and number of such securities held:

Name	Number of Other Securities

2.	Securities To Be Included In the Registration Statement

(a)	Do you wish to include in the registration statement all of the Registrable Securities listed in item 1(a) above?

Yes  ☐             No  ☐

(b)	If your answer to item 2(a) above is “no,” please specify below the number of shares that you wish to include:

Name	Number of Registrable Securities

3.	Beneficial Ownership of Securities of the Company Owned by the Eligible Holder(s)

“Beneficial ownership” is determined according to rules of the SEC. Securities are “beneficially owned” by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security, and/or, (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security. The definition of beneficial ownership often requires disclosure of the individual or groups of individuals who have or share voting or investment power over the shares in question.

Please describe below or attach as a separate sheet a detailed description of the beneficial ownership of the Registrable Securities and any other securities of the Company held by the Eligible Holder. We recommend that you consult with your own securities law counsel as some or all of the description below will be included in the Registration Statement. You should also indicate clearly whether one or more of the beneficial owners disclaims beneficial ownership except to the extent of his, her or its pecuniary interest in the securities. Exhibit A hereto provides a typical example of beneficial ownership disclosure.

4.	Relationships with the Company:

Except as set forth below, the undersigned has not held any position or office or had any other material relationship with the Company (or its predecessors or affiliates) during the past three (3) years.

State any exceptions here:

5.	Broker-Dealer Status:

(a)	Is any Eligible Holder a broker-dealer?

Yes  ☐            No  ☐

(b)	If the answer is “yes” to Section 5(a) above, did such Eligible Holder receive the Registrable Securities as compensation for investment banking services to the Company?

Yes  ☐             No  ☐

Note: If the answer is “no” to this Section 5(b), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Is any Eligible Holder an affiliate of a broker-dealer?

Yes  ☐            No  ☐

(d)	If any of the Eligible Holders is an affiliate of a broker-dealer, do you certify that such Eligible Holder purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes  ☐             No  ☐

Note: If the answer is “no” to this Section 5(d), the SEC’s staff has indicated that the Eligible Holder should be identified as an underwriter in the Registration Statement.

Please provide any further information here:

6.	Address for Notices to Selling Holder:

Contact Person:

Contact Person Email Address:

Telephone:

Fax:

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items one (1) through five (5) and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto, as the case may be. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Beneficial Owner(s):

By:
Name:
Title:

Date:

EXHIBIT B

FORM OF JOINDER AGREEMENT

Ladies and Gentlemen:

Reference is made to the Registration Rights Agreement, dated as of [—], 2013 (as such agreement may have been or may be amended from time to time) (the “Registration Rights Agreement”), by and among [NEWCO], a Delaware corporation (the “Company”), each of the other parties signatory thereto and any other parties identified on the signature pages of any joinder agreements substantially similar to this joinder agreement executed and delivered pursuant to Section 10 of the Registration Rights Agreement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Rights Agreement.

In consideration of the transfer to the undersigned of Registrable Securities of the Company, the undersigned represents that it is a transferee of [insert name of transferor] and agrees that, as of the date written below, the undersigned shall become a party to the Registration Rights Agreement, and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Registration Rights Agreement as though an original party thereto.

[SIGNATURE PAGE FOLLOWS]

[—]

By:
Name:
Title:

Address for Notices:
[—]

Facsimile:
Attention:

[—]

By:
Name:
Title:

Address for Notices:
[—]

Facsimile:
Attention:

Annex I

Form of Certificate of Incorporation of the Company

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KCG HOLDINGS, INC.

Knight Holdco, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify as follows:

(a) The name of the Corporation is KCG Holdings, Inc.

The name under which the Corporation was originally incorporated was Knight Holdco, Inc.. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on [    ].

(c) This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 251 of the GCL.

(d) This Amended and Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation of the Corporation.

(c) The text of the Certificate of Incorporation in its entirety is as follows:

FIRST: The name of the Corporation is KCG Holdings, Inc. (hereinafter the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

FOURTH: (a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 1,040,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of class A common stock, par value $.01 per share (the “Class A Common Stock”), (ii) 20,000,000 shares of Class B common stock, par value $.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) 20,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

(b)	Common Stock. The powers, preferences and rights, and the qualifications, limitations and restrictions, of each class of the Common Stock are as follows:

(1)	Ranking. Except as otherwise expressly provided in this Certificate of Incorporation, the powers, preferences and rights of the holders of Class A Common Stock and holders of Class B Common Stock, and the qualifications, limitations and restrictions thereof, shall be in all respects identical.

(2)

Voting Rights of Class A Common Stock. Except as otherwise expressly required by law or provided in this Certificate of Incorporation, and subject to any voting rights provided to holders of Preferred Stock at any time outstanding, the holders of any outstanding shares of Class A Common Stock shall vote together as a single class on all matters with respect to which stockholders are entitled to vote under applicable law, this Certificate of Incorporation or the By-Laws of the Corporation, or upon which a vote of stockholders is otherwise duly called for by the Corporation. At each annual or special meeting of stockholders, each holder of record of shares of Class A Common Stock on the relevant record date shall be entitled to cast one vote in person or by proxy for each share of the Class A Common Stock standing in such holder’s name on the stock transfer records of the Corporation.

(3)	Voting Rights of Class B Common Stock. Except as otherwise expressly required by law, holders of Class B Common Stock shall have no voting rights.

(4)	No Cumulative Voting. The holders of shares of Class A Common Stock shall not have cumulative voting rights.

(5)

Dividends; Stock Splits. Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Certificate of Incorporation, as it may be amended from time to time, holders of shares of Class A Common Stock and shares of Class B Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor. Holders of Class B Common Stock shall in no event receive dividends or distributions in the form of Class A Common Stock or other voting securities or rights, options or warrants to purchase Class A Common Stock or other voting securities. If, at any time, a dividend or other distribution in cash or other property (other than dividends or other distributions payable in shares of Class A Common Stock or other voting securities of the Corporation or shares of Class B Common Stock, or rights, options or warrants to purchase shares of Class A Common Stock or other voting securities of the Corporation or to purchase shares of Class B Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock or other voting securities of the Corporation or shares of Class B Common Stock) is declared or paid on the shares of Class A Common Stock or shares of Class B Common Stock, a like dividend or other distribution in cash or other property shall also be declared or paid, as the case may be, on shares of Class B Common Stock or shares of Class A Common Stock, as the case may be, in an equal amount per share. If, at any time, a dividend or other distribution payable in shares of Class A Common Stock or other voting securities of the Corporation or shares of Class B Common Stock, or rights, options or warrants to purchase shares of Class A Common Stock or other voting securities of the Corporation or to purchase shares of Class B Common Stock, or securities convertible into or exchangeable for shares of Class A Common Stock or other voting securities of the Corporation is paid or declared on shares of Class A Common Stock, a like dividend or other distribution shall also be paid or declared, as the case may be, on shares of Class B Common Stock, in an equal amount per share; provided, that, for this purpose, if shares of Class A Common Stock or other voting securities of the Corporation, or rights, options or warrants to purchase shares of Class A Common Stock or other voting securities of the Corporation or securities convertible into or exchangeable for shares of Class A Common Stock or other voting securities of the Corporation, are paid on shares of Class A Common Stock, and shares of Class B Common Stock or non-voting securities identical in all other respects to the other voting securities paid on the shares of Class A Common Stock or rights, options or warrants to purchase shares of Class B Common Stock or such other non-voting securities or securities convertible into or exchangeable for shares of Class B Common Stock or such other non-voting securities, are paid on shares of Class B Common Stock, in an equal amount per share of Class A Common Stock and Class B Common Stock, such dividend or other distribution shall be deemed to be a like dividend or other distribution. In the case of any split, subdivision, combination or reclassification of shares of Class A Common Stock or Class B Common Stock, the shares of Class B Common Stock or Class A Common Stock, as the case may be, shall also be split, subdivided, combined or reclassified so that the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately following such split, subdivision, combination or reclassification shall bear the same relationship to each other as did the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such split, subdivision, combination or reclassification.

(6)	Liquidation, Dissolution, etc. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution after payments to creditors and to the holders of any Preferred Stock of the Corporation that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

(7)	Merger, etc. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Class A Common Stock and Class B Common Stock shall be entitled to receive the same per share consideration without regard to class.

(8)	No Preemptive or Subscription Rights. No holder of shares of Class A Common Stock or Class B Common Stock shall be entitled to preemptive or subscription rights.

(9)	Power to Issue, Sell and Purchase Shares. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

(10)	Conversion. At any time and from time to time each holder of Class A Common Stock shall be entitled to convert any or all of such holder’s shares into the same number of shares of Class B Common Stock, and each holder of Class B Common Stock shall be entitled to convert any or all of such holder’s shares into the same number of shares of Class A Common Stock; provided, however, that, notwithstanding anything to the contrary contained in this paragraph, no person subject to the provisions of Regulation Y shall, and no person shall permit any of its Regulation Y Affiliates to, convert any shares of Class B Common Stock into shares of Class A Common Stock, if after giving effect to such conversion, such person would own or control or have owned or controlled shares of Class A Common Stock, including all shares of Class A Common Stock held by such person while such person was subject to Regulation Y, representing 5% or more of the outstanding Class A Common Stock; provided, further, that any person subject to Regulation Y shall, and any such person shall permit any of its Regulation Y Affiliates to, transfer Class B Common Stock only to an unaffiliated third party (a) in a widely dispersed public offering, (b) to one or more investors, in one or more transactions, none of whom, after such purchase would hold more than 2% of the voting securities of the Corporation then outstanding assuming that the Class B Common Stock being transferred to such investor has been fully converted by such investor, (c) to any person that already controls the Corporation prior to such transfer, (d) in a transaction that complies with Rule 144 (or any successor thereto) of the Securities Act of 1933, as amended, or (e) in any other transaction approved in advance by the Federal Reserve System. “Regulation Y Affiliate” shall mean, with respect to any person subject to Regulation Y, (i) if such person is a bank holding company, any company directly or indirectly Controlled by such Bank Holding Company, and (ii) otherwise, the bank holding company that Controls such person and any company (other than such Person) directly or indirectly Controlled by such bank holding company. “Regulation Y” shall mean Regulation Y promulgated by the Board of Governors of the Federal Reserve System or any successor regulation.

(c)

Preferred Stock. The Board of Directors is hereby expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or noncumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.[1]

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a)	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b)	The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(c)	A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(d)	Notwithstanding anything contained in this Certificate of Incorporation to the contrary, during the period beginning at the Effective Time (as defined in the Agreement and Plan of Merger, dated as of December 19, 2012, by and among GETCO Holding Company, LLC, Knight Capital Group, Inc. and GA-GTCO, LLC and the other parties thereto, as the same may be amended from time to time) and ending at 11:59 pm on the three-year anniversary of the Effective Time, the affirmative vote of the holders of at least 75% in voting power represented by the outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class, shall be required in order for the stockholders to modify, amend or repeal Article V of the By-laws of the Corporation or to adopt any By-law provision inconsistent with such Article V.

(e)	In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. If the GCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the GCL, as so amended. Any repeal

[1]	If any shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock or Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock are to be outstanding immediately after the Effective Time, a Certificate of Designation will be filed herewith to reflect the terms of the preferred securities to be issued in exchange for such Preferred Stock in the Mergers.

or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

SEVENTH: The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article SEVENTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SEVENTH to directors and officers of the Corporation.

The rights to indemnification and to the advancement of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

NINTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called Annual or Special Meeting of Stockholders of the Corporation and may not be effected by any consent in writing by such stockholders unless all of the stockholders entitled to vote thereon consent thereto in writing.

TENTH: In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation’s By-Laws. The affirmative vote of at least a majority of the entire Board of Directors shall be required to adopt, amend, alter or repeal the Corporation’s By-Laws. The Corporation’s By-Laws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors. The provisions of this Article TENTH are subject to Section (d) of Article FIFTH hereof.

ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and all rights herein conferred upon stockholders are granted subject to such reservation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf this [—]th day of [—], 20[—].

KCG HOLDINGS, INC.

By:
	Name:	[—]
	Title:	[—]

Annex J

Form of Bylaws of the Company

AMENDED AND RESTATED BY-LAWS

OF

KCG HOLDINGS, INC.

(hereinafter called the “Corporation”)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. The annual meetings of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect directors, and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty (60) days before the date of the meeting.

Section 3. Special Meetings. Unless otherwise prescribed by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the “Certificate of Incorporation”), special meetings of stockholders may be called by the Chief Executive Officer or a majority of the directors then in office or may be called by the Secretary of the Corporation at the request in proper form of the holders of not less than twenty-five percent of the capital stock issued and outstanding and entitled to vote generally for the election of directors. To be in proper form, such stockholder request must (i) be in writing and signed by each requesting stockholder and beneficial holder, if any, on whose behalf the special meeting request is being made, (ii) include documentary evidence that the requesting stockholders and such beneficial owners, if any, own the requisite twenty-five percent voting ownership as of the date of submission of the request, (iii) include an acknowledgement by the requesting stockholders and such beneficial owners, if any, that a disposition of shares of the Corporation’s capital stock owned of record or beneficially as of the date on which the special meeting request in respect of such shares is delivered to the Secretary that is made at any time prior to the special meeting shall constitute a revocation of such special meeting request with respect to such disposed shares, (iv) state the specific requested purpose of the proposed meeting and the matter to be acted upon, and provide to the Secretary all information and materials that would be required to be delivered pursuant to these By-Laws if the request related to an annual meeting of stockholders and (v) provide any other information the Corporation reasonably requests. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if (i) the meeting request does not comply with these By-Laws, (ii) the meeting request relates to an item of business that is not a proper subject for stockholder action under applicable law, (iii) the special meeting request is received by the Corporation during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iv) an annual or special meeting of stockholders that included an identical or substantially similar item of business (“Similar Business”) was held not more than one hundred twenty (120) days before the special meeting request was received by the Secretary, (v) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days after the special meeting request is received by the Secretary and the business to be conducted at such meeting includes the Similar Business, or (vi) the special meeting request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder or other applicable law. The Board of Directors shall determine in good faith whether the requirements set forth in this Section 3 have been satisfied. In addition, the requested business shall not be brought before the special meeting unless one or more of the requesting stockholders, or a duly authorized representative, is present at the special meeting to present the business that was specified in the special meeting request. A special meeting requested by stockholders shall be held at such place, on such date, and at such hour as the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office shall fix; provided, however, that the date of any such special meeting shall not be more than ninety (90) days after the receipt by the Corporation of a request in proper form to call a special meeting.

Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which a special meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

At any special meeting of the stockholders, only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to the Corporation’s notice of meeting. To be properly brought before a special meeting, proposals of business must be (a) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, or (b) otherwise properly brought before the special meeting, by or at the direction of the Board of Directors, or (c) otherwise properly requested to be brought before the special meeting by a stockholder of the Corporation in accordance with these By-Laws. For proposals of business to be properly requested by a stockholder to be brought before a special meeting, a stockholder must (i) be a stockholder of record at the time of giving of notice of such special meeting by or at the direction of the Board of Directors and at the time of the special meeting, (ii) be entitled to vote at such special meeting and (iii) comply with the other applicable procedures set forth in these By-Laws.

Section 4. Quorum. Except as otherwise required by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 5. Proxies. Any stockholder entitled to vote may do so in person or by his or her proxy appointed by an instrument in writing subscribed by such stockholder or by his or her attorney thereunto authorized, delivered to the Secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three (3) years from its date, unless said proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for him or her as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority:

(a) A stockholder may execute a writing authorizing another person or persons to act for him or her as proxy. Execution may be accomplished by the stockholder or his or her authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(b) A stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of a telegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram or other electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction of the entire original writing or transmission.

Section 6. Voting. At all meetings of the stockholders at which a quorum is present, except as otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the affirmative vote of the holders of a majority of the total number of votes of the capital stock present in person or represented by proxy and entitled to vote on such question, voting as a single class. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 7. Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called Annual or Special Meeting of Stockholders of the Corporation and may not be effected by any consent in writing by such stockholders unless all of the stockholders entitled to vote thereon consent thereto in writing.

Section 8. Nature of Business at Meetings of Stockholders. No business may be transacted at an Annual Meeting of Stockholders, other than business that is either: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof); (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof); or (c) otherwise properly brought before the Annual Meeting by any stockholder of the Corporation: (i) who is a stockholder of record on the date of giving of the notice provided for in this Section 8 and on the record for the determination of stockholders entitled to notice of and to vote at such Annual Meeting; and (ii) who complies with the notice procedures set forth in this Section 8.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure of the date of the Annual Meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the Annual Meeting: (i) (A) a brief description of the business desired to be brought before the Annual Meeting, the reasons for conducting such business at the Annual Meeting and any material interest of such stockholder and beneficial owner, if any, in such business, and (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the By-Laws of the Corporation, the text of the proposed amendment); (ii) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith; (iii) (A) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the stockholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any class or series of shares of the Corporation, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving such stockholder, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (any of the foregoing, a “Short Interest”), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder, and (I) any direct or indirect interest of such stockholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (iv) a description of all arrangements or understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interests of such stockholder in such business; (v) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form or proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (vi) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 8; provided, however, that, once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 8 shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.
Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote any meeting of stockholders or adjournment thereof, shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting; and (2) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (2) the record date for determining the stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the days upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

Section 12. Inspectors of Election. In advance of any meeting of stockholders, the Board by resolution or the Chairman or President shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

Section 13. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulation or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors.

(a) The Board of Directors shall consist of not less than one (1) nor more than twenty-five (25) members, the exact number of which shall be fixed from time to time by the Board of Directors.

(b) Except as provided in Section 3 of this Article III, election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, a majority of the votes cast at any meeting for the election of directors at which a quorum is present shall elect directors. For purposes of this

By-Law, a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to that director’s election. Votes cast shall include direction to withhold authority in each case and exclude abstentions with respect to that director’s election. Notwithstanding the foregoing, in the event of a “contested election” of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this By-Law, a “contested election” shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the Secretary as of the close of the applicable notice of nomination period set forth in Section 2 of this Article III or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with said Section 2 of this Article III; provided, however, that the determination that an election is a “contested election” shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity. If, prior to the time the Corporation mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election, but in all other cases, once an election is determined to be a contested election, directors shall be elected by the vote of a plurality of the votes cast. Each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

(c) If a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director shall promptly tender his or her resignation to the Board of Directors in accordance with the agreement contemplated by the fifth paragraph of Section 2 of this Article III. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If such incumbent director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director’s resignation is accepted by the Board of Directors pursuant to this By Law, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 3 of this Article III and subject to Article V or may decrease the size of the Board of Directors pursuant to the provisions of Section 1(a) of this Article III and subject to Article V.

Section 2. Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be at any Annual Meeting of Stockholders, or at any Special Meeting of Stockholders called by a majority of the Board of Directors for the purpose of electing directors: (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof); or (b) by any stockholder of the Corporation: (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2 and on the record date for the determination of stockholders entitled to notice of and to vote at such meeting; and (ii) who complies with the procedures set forth in this Section 2.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must be given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation: (a) in the case of an Annual Meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure of the date of the Annual Meeting was made, whichever first occurs; and (b) in the case of a Special Meeting of Stockholders called for the purpose of electing director, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Special Meeting was made or such public disclosure of the date of the Annual Meeting was mailed, whichever first occurs.

To be in proper written form, a stockholder’s notice to the Secretary must set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director: (i) the name, age, business address and residence of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person; (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Exchange Act and the rules and regulations promulgated thereunder, if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and (v) any other information relating to the person that would be required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (b) as to the stockholder: (i) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (B) any Derivative Instrument directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any class or series of shares of the Corporation, (D) any Short Interest, (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder, and (I) any direct or indirect interest of such stockholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (iii) a description of all arrangements or understandings between such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, on the one hand, and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, on the other hand; (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; (v) a completed copy of the questionnaire and executed written representation and agreement specified in the next paragraph; and (vi) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Without limiting the foregoing, to be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 2) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (C) will comply with the Corporation’s share ownership requirements, if any, (D) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation publicly disclosed from time to time, and (E) will abide by the requirements of Section 1(c) of Article III of these By-Laws.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures and in compliance with the requirements set forth in this Section 2. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures or such nominee or proposing stockholder (including any beneficial owner) is not in compliance, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 3. Vacancies. Subject to the terms of any one or more classes or series of preferred stock and to Article V, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Notwithstanding the foregoing, whenever the holders of any one or more class or classes or series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the Certificate of Incorporation.

Section 4. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 5. Organization. At each meeting of the Board of Directors, the Chairman of the Board of Directors, or, in his or her absence, a director chosen by a majority of the directors present, shall act as Chairman. The

Secretary of the Corporation shall act as Secretary at each meeting of the Board of Directors. In case the Secretary shall be absent from any meeting of the Board of Directors, an Assistant Secretary shall perform the duties of Secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

Section 6. Resignations and Removals of Directors. Any director of the Corporation may resign at any time, by giving written notice to the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Such resignation shall take effect at the time therein specified or, if no time is specified, immediately; and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.

Section 7. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held at such time and at such place as may from time to time be determined by the Board of Directors and, unless required by resolution of the Board of Directors, without notice. Special meetings of the Board of Directors may be called by the Chief Executive Officer or a majority of the directors then in office. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, or by telephone, facsimile or telegram on twenty-four (24) hours’ notice.

Section 8. Quorum. Except as may be otherwise required by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 9. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 10. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 10 shall constitute presence in person at such meeting.

Section 11. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 12. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary, or such other emoluments as the Board of Directors shall from time to time determine. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 13. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because such person’s or their votes are counted for such purpose if (a) the material facts as to such person’s or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) the material facts as to such person’s or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall include at least one officer from sub-clause (A) and one officer from sub-clause (B) of this Section 1. The Board of Directors, in its discretion, may choose: (A): (i) a Chairman of the Board (who must be a director); (ii) a Chief Executive Officer; (iii) a President; and/or (iv) one or more Executive Vice Presidents; (B): (i) a Secretary; (ii) a Treasurer; (iii) Assistant Secretaries; and/or (iv) Assistant Treasurers; and (C) such other officers as it deems necessary and appropriate. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board, need such officers be directors of the Corporation.

Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders) shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Executive Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons or withdraw such powers.

Section 4. Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these By-Laws or by the Board of Directors.

Section 5. Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation and shall report directly to the Board of Directors. Except as may be otherwise provided in these By-Laws, the Chief Executive Officer shall see that all orders and resolutions of the Board of Directors are carried into effect, and perform such duties and exercise such powers as from time to time may be assigned to him or her by these By-Laws or by the Board of Directors. All other officers of the Corporation (except for the Executive Chairman) shall report to the Chief Executive Officer. In addition, he or she will be the primary executive in charge of the integration of Knight and GETCO.

Section 6. President. The President shall be subject to the direction and control of the Board of Directors and the Chief Executive Officer, discharge all duties incident to the office of President and such other duties as from time to time may be assigned or prescribed by these By-laws, the Board of Directors or the Chief Executive Officer. The President shall report to the Chief Executive Officer and have general supervision of the business of the Corporation. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors, the Chief Executive Officer or the President. In the absence or disability of the Chairman of the Board, or if there be none, the Board of Directors shall appoint an acting Chairman of the Board to preside at all meetings of the stockholders and the Board of Directors.

Section 7. Chief Operating Officer. The Chief Operating Officer shall report to the President of the Corporation and, except as may be otherwise provided in these By-Laws, shall perform such duties and may exercise such powers as from time to time may be assigned to him or her by these By-Laws, the Board of Directors, the Chief Executive Officer or the President.

Section 8. Executive Vice President. At the request of the President or in his or her absence or in the event of his or her inability or refusal to act (and if there be no Chairman of the Board), the Executive Vice President or the Executive Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Executive Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board and no Executive Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 9. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. If the Secretary shall be unable, or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 10. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under control of the Treasurer belonging to the Corporation.

Section 11. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Executive Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his or her disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 12. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Executive Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer’s possession or under control of the Assistant Treasurer belonging to the Corporation.

Section 13. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

CERTAIN GOVERNANCE MATTERS

Notwithstanding anything contained in these By-Laws to the contrary, during the period beginning at the Effective Time (as defined below) and ending on the three-year anniversary of the Effective Time, in the event of any conflict between the terms of this Article V and the terms contained elsewhere in these By-Laws, the terms of this Article V shall prevail.

Section 1. Definitions. The following definitions shall apply to this Article V and otherwise as applicable in these By-Laws:

(a) “Effective Time” has the meaning specified in the Merger Agreement.

(b) “entire Board of Directors” means the total number of Directors which the Corporation would have if there were no vacancies on the Board of Directors.

(c) “GETCO” means GETCO Holding Company, LLC.

(d) “GETCO Directors” shall mean, collectively, at any given time, each person serving as a Director of the Corporation who is (i) a Director as of the Effective Time nominated to be a Director by the Board of Directors of GETCO prior to the Effective Time or (ii) an additional Director who took office after the Effective Time and who was nominated by the GETCO Directors Committee pursuant to Section 3(a) of this Article V.

(e) “GETCO Directors Committee” shall mean the committee established by Section 3(c) of this Article V.

(f) “Independent Director” has the meaning specified in the listing standards of the New York Stock Exchange.

(g) “Independent Director Requirement” shall mean in the case of the Knight Directors, at least three Independent Directors, and in the case of the GETCO Directors, at least two Independent Directors.

(h) “Knight” means the Knight Capital Group, Inc.

(i) “Knight Directors” shall mean, collectively, at any given time, each person serving as a Director of the Corporation who is (i) a Director as of the Effective Time nominated to be a Director by the Board of Directors of Knight prior to the Effective Time or (ii) an additional Director who took office after the Effective Time and who was nominated by the Knight Directors Committee pursuant to Section 3(a) of this Article V.

(j) “Knight Directors Committee” shall mean the committee established by Section 3(b) of this Article V.

(k) “Merger Agreement” means the Agreement and Plan of Merger, dated as of December 19, 2012, by and among GETCO, Knight, GA-GTCO, LLC and the other parties referred to therein, as the same may be amended from time to time.

(l) “Specified Period” shall mean the period beginning at the Effective Time and ending at 11:59 pm on the three-year anniversary of the Effective Time.

Section 2. Chief Executive Officer and President; Executive Chairman of the Board.

(a) Effective as of the Effective Time, Mr. Daniel Coleman shall become and serve as President and Chief Executive Officer of the Corporation and Mr. Thomas Joyce shall become and serve as the Executive Chairman of the Board of Directors of the Corporation.

(b) Effective as of the Effective Time, the Executive Chairman of the Board, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors and be responsible for oversight of client relations and work with the Chief Executive Officer in the integration of Knight and GETCO. The Executive Chairman of the Board shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these By-Laws or by the Board of Directors (including the duties and powers of the Chairman of the Board).

(c) During the Specified Period, (i) any removal of, or failure to reelect (if such person is willing to serve), either of the individuals serving in the capacities set forth in subsection 2(a) above, (ii) any amendment or modification of or termination of any employment or similar agreement with Mr. Coleman or Mr. Joyce in effect as of the Effective Time, or (iii) any modification to any of their respective duties, authority or reporting relationships as set forth in this Article V, shall require the affirmative vote of Directors representing at least 75 percent of the entire Board of Directors (rounded up to the next whole Director). In the event that during the Specified Period any of the individuals set forth in subsection 2(a) above shall be unable (whether by reason of death, permanent disability, retirement or otherwise) or unwilling to continue in such office, the vacancy created thereby shall be filled only by the affirmative vote of Directors representing at least 66.67 percent of the entire Board of Directors (rounded up to the next whole Director).

Section 3. Composition of the Board of Directors.

(a) Effective as of the Effective Time, the Board of Directors of the Corporation shall be comprised of nine Directors, of which four shall be Knight Directors (which shall include Mr. Joyce and at least three Independent Directors) and five of which shall be GETCO Directors (which shall include Mr. Coleman and at least two Independent Directors). During the Specified Period, subject to compliance with the applicable Independent Director Requirement, all vacancies on the Board of Directors of the Corporation created by the cessation of service of a Knight Director shall be filled by a nominee proposed by the Knight Director Committee, and all vacancies on the Board of Directors of the Corporation created by the cessation of service of a GETCO Director shall be filled by a nominee proposed by the GETCO Director Committee. During the Specified Period and subject to the Independent Director Requirement, the Knight Directors Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Knight Director. During the Specified Period and subject to the Independent Director Requirement, the GETCO Directors Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a GETCO Director. Neither the Knight Directors nor the GETCO Directors will take any action that would cause them to fail to remain in compliance with the Independent Director Requirement.

(b) The Board of Directors shall establish a Knight Directors Committee, which shall be comprised of all the Knight Directors. The Knight Directors Committee shall, in consultation with the GETCO Directors Committee, have all the power and may exercise all the authority of the Board of Directors to (i) fill all vacancies on the Board of Directors created by the cessation of service of a Knight Director and (ii) to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Knight Director. At the end of the Specified Period, the Knight Directors Committee shall be automatically disbanded.

(c) The Board of Directors shall establish a GETCO Directors Committee, which shall be comprised of all the GETCO Directors. The GETCO Directors Committee shall have all the power and may exercise all the authority of the Board of Directors to (i) fill all vacancies on the Board of Directors created by the cessation of service of a GETCO Director and (ii) to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a GETCO Director. At the end of the Specified Period, the GETCO Directors Committee shall be automatically disbanded.

Section 4. Amendments. During the Specified Period, the provisions of this Article V may be modified, amended or repealed, and any By-Law provision or other resolution inconsistent with this Article V may be adopted, or any such modification, amendment, repeal or inconsistent By-Law provisions or other resolutions recommended for adoption by the stockholders of the Corporation, only by an affirmative vote of at least 75 percent of the entire Board of Directors. In the event of any inconsistency between any other provision of these By-Laws and any provision of this Article V, the provisions of this Article V shall control.

ARTICLE VI

STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation, (a) by the Chairman of the Board, the President or an Executive Vice President and (b) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such holder of stock in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost, Destroyed, Stolen or Mutilated Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such person’s legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; provided, however, that such surrender and endorsement or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. Every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VII

NOTICE

Section 1. Notice. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, facsimile, telex or cable.

Section 2. Waiver of Notice.

(a) Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting, present by person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

(b) Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these By-Laws.

ARTICLE VIII

GENERAL PROVISIONS

Section 1. Dividends. Subject to the requirements of the Delaware General Corporation Law (“GCL”) and the provisions of the Certificate of incorporation, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation as may exist, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any other proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX

INDEMNIFICATION

Section 1. Power to Indemnify in Actions, Suits or Proceedings Other than Those by or in the Right of the Corporation. Subject to Section 3 of this Article IX, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article IX, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Authorization of Indemnification. Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article IX, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or person sharing the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article IX, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or 2 of this Article IX, as the case may be.

Section 5. Indemnification by Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article IX, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article IX. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this Article IX, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article IX nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX.

Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation or any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article IX shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or 2 of this Article IX but whom the Corporation has the power or obligation to indemnify under the provisions of the GCL, or otherwise.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

Section 9. Certain Definitions. For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation of its separate existence had continued. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

ARTICLE X

AMENDMENTS

Section 1. Amendments. Subject to Article V, these By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors.

Section 2. Entire Board of Directors. As used in this Article X and in these By-Laws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision will not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under section 174 of the Delaware General Corporation Law, which we refer to as the DGCL, for unlawful payment of dividends or stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. The amended and restated KCG certificate of incorporation will provide that no director of KCG will be personally liable to KCG or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such an exemption from liability or limitation thereof is not permitted under applicable law.

Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding, other than action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled to indemnification for such expenses in any event. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by the KCG certificate of incorporation or bylaws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under the DGCL, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that such person is prohibited from being indemnified.

The amended and restated KCG bylaws will provide that KCG will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of KCG) by reason of the fact that such person is or was a director or officer of KCG, or is or was a director or officer of KCG serving at the request of KCG as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of KCG, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of KCG, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The amended and restated KCG bylaws will further provide that KCG will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of KCG to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of KCG, or is or was a director or officer of KCG serving at the request of KCG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to KCG unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper.

However, KCG’s amended and restated bylaws will provide that KCG will only provide indemnification pursuant to the bylaws (unless ordered by a court) if such indemnification is authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in the bylaws. Such determination will be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of directors who are not parties to such action, suit or proceeding designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination will be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of KCG. To the extent, however, that a present or former director or officer of KCG has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

KCG’s amended and restated bylaws will further provide that, except for proceedings to enforce rights to indemnification, KCG will not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors.

The indemnification and advancement of expenses provided by, or granted pursuant to, KCG’s amended and restated bylaws will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. It will be KCG’s policy that indemnification will generally be made to the fullest extent permitted by law. KCG’s amended and restated bylaws will not preclude indemnifying persons in addition to those specified in the bylaws but whom KCG has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

KCG may also purchase and maintain insurance on behalf of any person who is or was a director or officer, or is or was a director or officer serving at the request of KCG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not KCG will have the power or the obligation to indemnify such person against such liability under the provisions of KCG’s amended and restated bylaws.

Each of the parties to the merger agreement agreed that, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the mergers in favor of any director or officer of Knight or GETCO or their respective subsidiaries, as provided in their respective certificates or articles of incorporation or bylaws, and any existing indemnification agreements set forth in certain other agreements, shall survive the mergers and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the mergers in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the effective time of the mergers or taken at the request of Knight or GETCO.

Pursuant the merger agreement, KCG will indemnify each present and former director and officer of GETCO, Knight and their respective subsidiaries, to the fullest extent permitted under law, against claims existing or occurring at or prior to the effective time of the mergers (including relating to the mergers) and advance expenses incurred by any such person. Also pursuant to the merger agreement, KCG will cause GETCO to purchase, and will either cause Knight to purchase or maintain Knight’s existing policies for, director and officer liability insurance for a period of six years following the effective time of the mergers to reimburse each present and former director and officer of GETCO and Knight with respect to claims arising from facts or events occurring before that effective time, provided that none of KCG, Knight or GETCO, as applicable, shall be required to expend, on an annual basis, an amount in excess of 250.0% of the annual premiums paid as of the date of the merger agreement by Knight for any such insurance and if any such annual expense at any time would exceed that amount, then KCG will maintain or cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount over the term of such policy.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus/offer to exchange which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus/offer to exchange will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The undersigned registrant undertakes that every prospectus/offer to exchange: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Jersey City, State of New Jersey, on May 24, 2013.

KCG HOLDINGS, INC.

By:	/s/ Leonard J. Amoruso
Name: Leonard J. Amoruso
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Leonard J. Amoruso Leonard J. Amoruso	Chief Executive Officer, President and Director (Principal Executive Officer)	May 24, 2013

/s/ Steven Bisgay Steven Bisgay	Chief Financial Officer (Principal Financial and Accounting Officer)	May 24, 2013

/s/ Andrew M. Greenstein Andrew M. Greenstein	Director	May 24, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2012, by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc., Knight Acquisition Corp, GETCO Acquisition LLC and GA-GTCO Acquisition, LLC (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement).*

3.1	Certificate of Incorporation of Knight Holdco, Inc., dated December 26, 2012.**

3.2	Certificate of Amendment of Certificate of Incorporation of Knight Holdco, Inc., dated April 30, 2013.**

3.3	Form of Amended and Restated Certificate of Incorporation of KCG Holdings, Inc. (attached as Annex I to the joint proxy statement/prospectus contained in this registration statement).*

3.4	Bylaws of KCG Holdings, Inc.**

3.5	Form of Amended and Restated Bylaws of KCG Holdings, Inc. (attached as Annex J to the joint proxy statement/prospectus contained in this registration statement).*

4.1	Form of Certificate of Common Stock of KCG Holdings, Inc.**

4.2	Form of Registration Rights Agreement (attached as Annex H to the joint proxy statement/prospectus contained in this registration statement).*

4.3	Form of Warrant Agreement (attached as Annex G to the joint proxy statement/prospectus contained in this registration statement).*

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares of KCG Holdings, Inc. common stock and warrants to purchase KCG Holdings, Inc. common stock.**

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters.**

8.2	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.**

10.1	Letter Agreement, dated December 19, 2012, by and between Thomas M. Joyce and Knight Capital Group, Inc.**

23.1	Consent of Wachtell, Lipton, Rosen & Katz for legality opinion (included in Exhibit 5.1).**

23.2	Consent of Wachtell, Lipton, Rosen & Katz for tax opinion (included in Exhibit 8.1).**

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2).**

23.4	Consent of Independent Registered Public Accounting Firm of Knight Capital Group, Inc., PricewaterhouseCoopers LLP.*

23.5	Consent of Independent Registered Public Accounting Firm of GETCO Holding Company, LLC, PricewaterhouseCoopers LLP.*

99.1	Consent of Sandler O’Neill + Partners, L.P.*

99.2	Consent of Merrill Lynch, Pierce, Fenner, & Smith Incorporated.*

99.3	Consent of Daniel Coleman.**

99.4	Consent of Stephen Schuler.**

99.5	Consent of Daniel Tierney.**

99.6	Consent of Thomas M. Joyce.**

Exhibit Number	Description of Exhibit

99.7	Form of proxy of Knight Capital Group, Inc.**

99.8	Form of proxy of GETCO Holding Company, LLC.**

99.9	Voting and Support Agreement, dated as of December 19, 2012, between Knight Capital Group, Inc. and GA-GTCO, LLC.**

99.10	Voting and Support Agreement, dated as of December 19, 2012, between Knight Capital Group, Inc. and Stephen Schuler.**

99.11	Voting and Support Agreement, dated as of December 19, 2012, between Knight Capital Group, Inc. and Daniel Tierney.**

99.12	Voting and Support Agreement, dated as of December 19, 2012, between GETCO Holding Company, LLC and TD Ameritrade Holding Corporation.**

*	Filed herewith.
**	Previously filed with the registrant’s Registration Statement on Form S-4 or Form S-4/A (No. 333-186624), which were filed with the SEC on February 13, 2013, April 15, 2013, May 13, 2013 and May 23, 2013, respectively.